Form 10-K, Exhibit 13
period 1996-10-31
ENGINEERED SUPPORT SYSTEMS INC
filed 1997-01-29
CIK 772891

              / / CONTENTS

               Letter to the Shareholders..................  1

               Management's Discussion
               and Analysis................................  4

               Consolidated Financial
               Statements..................................  6

               Supplemental Information.................... 16

               Directors and
               Officers..................... INSIDE BACK COVER

/ / LETTER TO THE SHAREHOLDERS

Dear Shareholder:
  I am pleased to report that 1996 was a year of record performance for Engineered Support Systems, Inc. Net income, net revenues and book value increased to their highest levels in Company history. More importantly, our ability to transform our operations over the course of the last five years and thereby reach these record levels has resulted in a significant increase in shareholder value. Total shareholder return for the five-year period ended December 31, 1996 was 883%. Because we expect revenues and profitability to continue to grow, we look forward to providing additional value to our shareholders in future years.

SUMMARY OF 1996
  The Company reported net income of $3,314,000, or $1.01 per share, on revenues of $81.5 million for 1996. This compares with net income of $2,473,000, or $0.75 per share, on revenues of $65.5 million for 1995.
  The defense subsidiary, Engineered Air Systems, Inc. (Engineered Air) once again posted outstanding results for the year with net revenues increasing 38% from 1995. This follows revenue increases of 30% in 1995 and 19% in 1994. Engineered Air also generated the lion's share of consolidated earnings in 1996. The defense subsidiary continues to benefit from a profitable backlog of contracts, cultivated from the Company's selective bidding strategy, and from a government emphasis on ``best value'' buying programs, which has resulted in a shakeout of low cost competitors and has rewarded Engineered Air for its exceptional performance record. In spite of the substantial increase in volume, Engineered Air's funded backlog at October 31, 1996 remained strong at $90.7 million, or approximately one and one-half times current year net revenues. This level of backlog provides a significant revenue base headed into 1997.
  The past year was a challenging one for Engineered Specialty Plastics, Inc.
(ESP), the commercial subsidiary. In spite of the loss of its most significant customer, ESP experienced a decrease in net revenues of just $0.3 million, or 1%, in 1996. This accomplishment was the result of an intensified marketing effort and has left ESP with a more diversified and profitable portfolio of business. Fourth quarter net revenues and net income for the subsidiary surpassed those of each of the first three quarters of the year. Therefore, we believe that ESP is poised for significant top- and bottom-line gains in 1997 and beyond.

GROWING FINANCIAL STRENGTH
  The Company's record 1996 performance has provided added flexibility to an already strong financial position. In 1996, the Company generated free cash flow, defined as net income plus non-cash items less capital expenditures, of $3.61 million, or $1.10 per share. Cash and cash equivalents less revolving credit borrowings increased by $2.2 million. Working capital increased from $4.7 million to $8.4 million and shareholders' equity increased from $15.2 million to $19.3 million during the year.
  In addition to $1.1 million of capital expenditures and $0.9 million of payments on long-term debt, the Company utilized $0.5 million to purchase additional treasury shares. In total, 537,941 shares of treasury stock have been purchased in the past three years for approximately $2.3 million, or $4.25 per share. These purchases have provided a significant return on investment to our shareholders.
  However, as previously announced, the Company is actively investigating the possibility of an acquisition. We believe that such a transaction could provide tremendous opportunities by way of leveraging our existing resources and further enhancing shareholder value.

LARGEST CONTRACT IN COMPANY HISTORY
  Whether or not the Company is able to finalize a suitable acquisition, significant internal opportunities already exist. Primary among these is the recent U.S. Army award to Engineered Air of the Chemical and Biological Protected Shelter System (CBPSS) contract. The CBPSS provides a contamination free, environmentally controlled work area that is used as a field medical facility. This contract is the

                                                                         1  / /
largest in Company history with an anticipated value, including options, in excess of $110 million. It provides a significant revenue stream through the year 2003 and represents an opportunity for similar awards from the other branches of the military, as well as from foreign governments.
  I would like to thank all of our fine employees and directors for making 1996 a year to remember.
  However, I am confident that 1997 will be even better.


Sincerely,

/s/ Michael F. Shanahan, Sr.

Michael F. Shanahan, Sr.
Chairman of the Board, President
and Chief Executive Officer

SUMMARY OF SELECTED FINANCIAL DATA In thousands, except for per share data
--------------------------------------------------------------------------------------------------------------
Year Ended October 31                                  1996        1995        1994        1993        1992
--------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS:
Net revenues                                          $81,507     $65,533     $56,619     $42,227     $40,432
Gross profit                                           12,414      10,745       8,145       7,461       4,635
Income from operations                                  5,956       5,016       2,085       1,546           5
Interest expense, net                                     434         895         828         686         384
Income (loss) before income taxes                       5,522       4,121       1,257         860        (379)
Income tax provision (benefit)                          2,208       1,648         502         340        (140)
Net income (loss)                                       3,314       2,473         755         520        (239)
--------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION:
Working capital                                       $ 8,354     $ 4,700     $ 3,120     $ 4,255     $ 8,122
Property, plant and equipment, net                     14,097      14,601      15,290      14,998       8,068
Total assets                                           34,092      33,792      34,386      28,574      23,079
Long-term debt and ESOP bank loan                       2,959       3,924       5,152       6,179       4,004
Shareholders' equity                                   19,251      15,217      13,330      13,161      12,426
--------------------------------------------------------------------------------------------------------------
PER SHARE DATA:
Net income (loss)                                       $1.01        $.75        $.21        $.15       $(.07)
Dividends                                                 .02         .01         .00         .00         .00
Shareholders' equity                                     6.08        5.10        4.21        3.93        3.73
Net revenues                                            24.86       19.84       16.00       12.14       12.00
--------------------------------------------------------------------------------------------------------------
BACKLOG OF DEFENSE ORDERS                             $90,722     $90,385     $77,856     $52,847     $38,424
--------------------------------------------------------------------------------------------------------------

/ /  2

/ / ENGINEERED AIR SYSTEMS, INC.
Engineered Air was formed on December 24, 1981 and on March 30, 1982 acquired certain assets and liabilities of the Defense Systems Division of Allis-Chalmers Corporation. This subsidiary specializes in the engineering, fabrication and assembly of a broad range of military ground support equipment. Brief descriptions of significant programs are presented below:

CHEMICAL AND BIOLOGICAL
PROTECTED SHELTER SYSTEM
  The CBPSS provides a contamination free, environmentally controlled work area that is used as a field medical facility. It is a specially designed system whose center piece is a soft walled tent supported by pumped columns of air. The air beams support the tent without any additional framing. The tent is connected to and carried by a High Mobility Multi-purpose Wheeled Vehicle, more commonly known as a ``Humvee.'' The CBPSS permits medical specialists to treat soldiers in an area free of chemical or biological contamination during the most extreme weather conditions. The heart of the CBPSS is an Engineered Air-designed, hydraulically powered Environmental Support System (ESS) that provides heating, cooling and ventilated air as well as nuclear, chemical and biological filtration. The system also provides the power to operate lights, communication and medical equipment.

MA-3D AND C-5 FLIGHT LINE
AIR CONDITIONERS
  These flight line units deliver general purpose air conditioning to aircraft avionics during maintenance and preflight periods. The majority of these units are utilized for aircraft such as the F-15, F-16, F-111, C-5, C-17, C-130 and C-135. In addition, these units are used to cool maintenance shelters, portable hangers and other similar enclosures.

CHEMICALLY/BIOLOGICALLY
HARDENED AIR MANAGEMENT
PLANT (CHAMP)
  The CHAMP units will be used initially by the U.S. Air Force in chemically hardened air transportable hospitals (CHATHs). These units will consolidate generators, blowers, filters, and environmental control elements into one single unit, reducing transportation weight and size by 80%. These CHAMP units will enable medical staff and patients to reduce infection, survive chemical attacks and continue emergency operations in a contaminated environment.

REVETMENT KITS
  The revetment kits consist of two parallel steel walls up to 16 feet high and 252 feet long. The walls are positioned 7 feet apart. The space between the walls can be filled with dirt or stone. The revetments are used to protect parked aircraft and other military equipment from enemy artillery and small arms fire.

AIR FORCE WATER
DISTRIBUTION SYSTEMS
  These rapidly deployable water storage and distribution systems are designed for an unlimited variety of terrains and applications. They are used primarily as a component of the Air Force ``Bare Base'' system. Air transportability is inherent as all components are designed to size and weight limitations. These systems are used for the safe storage and distribution of potable water.

AVIATION GROUND POWER UNIT (AGPU)
  The AGPU is a self-contained, turbine driven, ground power unit which provides electrical, hydraulic and pneumatic power in dual combination or simultaneously. The units provide minimum power requirements for the AH-64 advanced attack helicopter, the UH-60 utility tactical transport aircraft system, the CH-47 medium helicopter, and other aircraft including the OH-6, AH-1 and C-12.

ARMY SPACE HEATERS (ASH)
  The ASH provides automatic, remote or manual temperature-controlled heating to meet the needs of personnel and equipment in shelters, vans, hospitals and other enclosed areas. Most recently the ASH has been shipped overseas to provide warmth for U.S. military personnel in the extreme winter conditions of Bosnia.

B-1B/B-2 FLIGHT LINE
AIR CONDITIONERS
  These flight line air conditioners are used to cool the avionics of B-1 and B-2 bombers during preflight checkouts. These units are also used in support of U.S. Air Force Talon I and Talon II Gunships. Designed and built by Engineered Air, these are the largest air conditioning units ever built for the U.S. Air Force employing state of the art technology and utilizing R-134a refrigerant, which is ozone-friendly and environmentally safe.

/ / ENGINEERED SPECIALTY PLASTICS, INC.
  ESP, located in Hot Springs, Arkansas, was acquired from a private investor group on March 9, 1993. This subsidiary manufactures a wide range of injection molded plastic products used primarily in consumer goods. These products include television cabinets and backs, storage containers, communication and word processing equipment, components for computer terminals, automotive components, lawn and garden components, medical devices, containers for the food processing industry and other items used in consumer products.
  ESP also manufactures and distributes Lifetime Faucets, a proprietary line of nonmetallic kitchen and lavatory faucets. These faucets, which are known for their high quality and low cost, are sold in a variety of colors and styles to a broad base of customers ranging from very large retailers to small hardware stores.
  ESP currently operates a single facility with approximately 100,000 square feet of manufacturing space. This facility houses 30 injection molding machines ranging in size from 45 to 1500 tons of clamp pressure and processes over 10 million pounds of resin per year. In addition, ESP has modern finishing equipment which can perform a variety of secondary operations. This subsidiary also has a fully integrated business information system which enhances ESP's inventory control and product performance while increasing machine efficiency.
  ESP implements a continuous improvement program to ensure that competitive advantages through cost-efficient operations are maintained and is currently in the process of ISO9000 certification.

                                                                         3  / /

/ / MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
    OPERATIONS

-------------------------------------------------------------------------------------------------------------------
Year Ended October 31                                                           1996           1995          1994
-------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS
Net revenues                                                                    100.0%         100.0%        100.0%
Cost of revenues                                                                 84.8           83.6          85.6
-------------------------------------------------------------------------------------------------------------------
Gross profit                                                                     15.2           16.4          14.4
Selling, general and administrative expense                                       7.9            8.7          10.7
-------------------------------------------------------------------------------------------------------------------
Income from operations                                                            7.3            7.7           3.7
Interest expense, net                                                             0.5            1.4           1.5
-------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                        6.8            6.3           2.2
Income tax provision                                                              2.7            2.5           0.9
-------------------------------------------------------------------------------------------------------------------
Net income                                                                        4.1%           3.8%          1.3%
-------------------------------------------------------------------------------------------------------------------

  The discussion set forth below analyzes certain factors and trends related to the financial results for each of the three years ended October 31, 1996, 1995, and 1994. This discussion should be read in conjunction with the Consolidated Financial Statements and Notes to the Consolidated Financial Statements.

1996 COMPARED TO 1995
  Net revenues increased 24% in 1996 to a record $81.5 million. The defense subsidiary, Engineered Air Systems, Inc. (Engineered Air), posted net revenues of $59.2 million in 1996 versus $42.9 million in 1995, an increase of 38%. Higher production levels at Engineered Air were primarily generated from its contracts for MA-3D and C-5 Flight Line Air Conditioners, Air Force Water Distribution Systems, Aviation Ground Power Units, Revetment Kits and Army Space Heaters.
  The commercial subsidiary, Engineered Specialty Plastics, Inc. (ESP), contributed net revenues of $22.3 million in 1996 as compared to $22.6 million in 1995. This relatively unchanged level of net revenues was achieved in spite of a $5.0 million reduction in sales to the subsidiary's primary customer, which ended its relationship with ESP in June 1996 as part of a strategic restructuring. Despite this loss, fourth quarter net revenues at ESP were $6.6 million, representing the subsidiary's best quarter of 1996.
  Gross profit increased from $10.7 million in 1995 to $12.4 million in 1996. This increase was primarily the result of the significant increase in volume at Engineered Air during the year. Selling, general and administrative expense increased from $5.7 million in 1995 to $6.5 million in 1996. However, this expense decreased as a percentage of net revenues from 8.7% in 1995 to 7.9% in 1996. This decrease reflects the Company's emphasis on cost containment as an integral component of its growth objectives.
  Net interest expense decreased from $0.9 million in 1995 to $0.4 million in 1996 primarily as a result of the substantial cash flow provided by Engineered Air operations. The effective income tax rate was 40% in both 1996 and 1995.

1995 COMPARED TO 1994
  Net revenues increased 16% in 1995 to $65.5 million. ESP contributed $22.6 million to net revenues in 1995 compared to $23.6 million in 1994. This 4% decrease resulted from reduced shipments of television cabinets to its primary customer in the second and third quarters of the year. Net revenues for Engineered Air increased 30% in 1995 to $42.9 million from $33.0 million in 1994. Higher production levels at Engineered Air were generated primarily through its air conditioning and heating products.
  Gross profit was $10.7 million in 1995 compared to $8.1 million in 1994. The gross margin improved to 16.4% in 1995 from 14.4% in 1994. These increases are due to significantly higher margins at Engineered Air, resulting from a profitable mix of contracts and increased capacity utilization, as offset by slightly lower margins at ESP.
  In spite of the significant increase in consolidated net revenues, selling, general and administrative expense decreased from $6.1 million in 1994 to $5.7 million in 1995. As a percentage of net revenues, this expense decreased from 10.7% in 1994 to 8.7% in 1995. Management's concerted effort to control selling, general and administrative expense, along with the increase in gross margins, contributed to an overall expansion of the Company's operating margin from 3.7% in 1994 to 7.7% in 1995.
  Net interest expense increased to $0.9 million in 1995 from $0.8 million in 1994. The effective income tax rate was 40% in both 1995 and 1994.

OUTLOOK FOR 1997
AND FUTURE YEARS
  The Company's firm backlog of defense orders increased to $90.7 million at October 31, 1996 from $90.4 million at October 31, 1995. New contract awards, which totaled $59.6 million in 1996, consisted of awards of production options on existing contracts and other new programs, some of which are described on page 3 of the Annual Report. The existing contracts also include available options

/ /  4
totaling $154 million as of October 31, 1996.
  The Company anticipates that revenue and net income will increase in 1997 at both subsidiaries. During the upcoming year, Engineered Air will derive the most significant portion of its revenues from contracts for MA-3D and C-5 Flight Line Air Conditioners, Aviation Ground Power Units, Revetment Kits, B-1B Air Conditioners and the Chemical and Biological Protected Shelter System (CBPSS). The first four contracts are in the production phase. Engineered Air's 1997 efforts on the latter relate to first article development on this contract which includes production options in excess of $100 million extending through the year 2003. CBPSS, therefore, provides the Company with a significant base of revenues through its contract life. As a result of a profitable backlog of contracts and of a significant leveraging of fixed operating costs, Engineered Air will provide continued strong earnings and cash flow in the upcoming year.
  In 1996, ESP absorbed the loss of its single most significant customer and by the fourth quarter had more than replaced the related revenues and gross profit. As a result, this subsidiary enters 1997 with a more diversified, stable and profitable customer base. The Company anticipates that ESP will post significant gains in revenues and net income during 1997 and believes that the subsidiary has outstanding growth potential in future years within both existing and untapped markets.
  The Company is actively pursuing new acquisitions, primarily within the defense industry, and business opportunities to complement existing product lines and provide strategic diversification.

LIQUIDITY AND CAPITAL RESOURCES
  The Company's primary sources of short-term financing are from cost reimbursements under contracts with the U.S. Government via receipt of progress payments, billings for delivered products and bank borrowings under a $6.4 million line of credit. As of October 31, 1996, the Company had no borrowings against this line and a cash balance of $1.4 million. The Company anticipates that its cash balance will increase significantly in 1997 as cash provided from operations continues to improve. This improvement is expected as a result of continued significant cash flow from Engineered Air and from an improvement in the operating results of ESP.
  On October 31, 1996, the Company's working capital and ratio of current assets to current liabilities were $8.4 million and 1.92 to 1 as compared with $4.7 million and 1.39 to 1 a year ago. This growth in liquidity is net of $0.9 million of payments on long-term debt, $1.1 million of capital expenditures and $0.5 million of treasury stock purchases. The ratio of the long-term debt and ESOP bank loan to shareholders' equity improved to 0.15 to 1 at October 31, 1996 as compared with 0.26 to 1 at October 31, 1995.
  The Company anticipates that capital expenditures in 1997 will approximate $1.0 million. Management believes that cash flow generated from operations, together with the available line of credit, will provide the necessary resources to meet the needs of the Company, including capital expenditures and any treasury stock purchases, in the foreseeable future.

INFLATION
  Since substantially all of the Engineered Air's contracts are at fixed prices, inflation can affect the ultimate profit to be realized on them. Some contracts have price adjustment provisions that limit the impact of inflation on profits. In addition, Engineered Air's volume purchasing and forward purchasing policies serve to limit the effects of inflation. Engineered Air considers potential inflation in preparation of contract proposals and bids. ESP's products are predominantly custom-made. Therefore the impact of inflation on its operating results is typically not significant. ESP attempts to alleviate inflationary pressures by increasing selling prices to help offset rising costs (subject to competitive conditions), increasing productivity and improving manufacturing techniques. Because of these factors, management does not believe that inflation has had, or that anticipated inflation will have, a significant effect on the Company's operations.

REVENUES BY PRODUCT CLASSIFICATION (in millions)
The following table sets forth net revenues for the years ended October 31, 1996, 1995 and 1994 from each of the Company's product classifications:

-------------------------------------------------------------------------------------------------------------------------
Year Ended October 31                                       1996                     1995                     1994
-------------------------------------------------------------------------------------------------------------------------
Engineered Air Systems, Inc.:
  Air conditioning and heating systems                $25.0       30.6%        $33.3       50.8%        $11.1       19.6%
  Water and petroleum distribution systems             13.4       16.5           3.5        5.4          11.9       21.0
  Other ground support equipment                       20.8       25.5           6.1        9.3          10.0       17.7
-------------------------------------------------------------------------------------------------------------------------
                                                       59.2       72.6          42.9       65.5          33.0       58.3
Engineered Specialty Plastics, Inc.:
  Custom molded plastic products                       22.3       27.4          22.6       34.5          23.6       41.7
-------------------------------------------------------------------------------------------------------------------------
          Total                                       $81.5      100.0%        $65.5      100.0%        $56.6      100.0%
-------------------------------------------------------------------------------------------------------------------------

                                                                         5  / /

CONSOLIDATED BALANCE SHEETS
------------------------------------------------------------------------------------------------------------
October 31                                                                         1996             1995
------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                       $ 1,415,773      $   386,609
Accounts receivable, net                                                          4,855,330        3,510,596
Contracts in process and inventories, net                                        10,014,627       12,117,479
Refundable income taxes                                                              88,486
Deferred income taxes                                                               836,625          372,045
Prepaid expenses and other assets                                                   223,943          242,250
------------------------------------------------------------------------------------------------------------
Total Current Assets                                                             17,434,784       16,628,979
PROPERTY, PLANT AND EQUIPMENT
Land                                                                                769,798          769,798
Buildings and improvements                                                        9,912,566        9,889,825
Machinery and equipment                                                          15,969,185       14,953,138
Furniture and fixtures                                                              621,781          615,174
------------------------------------------------------------------------------------------------------------
                                                                                 27,273,330       26,227,935
Less accumulated depreciation                                                    13,176,403       11,626,806
------------------------------------------------------------------------------------------------------------
                                                                                 14,096,927       14,601,129
OTHER ASSETS
Cost in excess of net assets acquired, less
  accumulated amortization of $357,996 and $304,931                                 700,770          753,835
Covenant not to compete, less accumulated amortization
  of $734,536 and $534,136                                                          265,464          465,864
Other assets                                                                      1,594,186        1,341,805
------------------------------------------------------------------------------------------------------------
                                                                                  2,560,420        2,561,504
------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                    $34,092,131      $33,791,612
------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable                                                                   $                $ 1,124,041
Current maturities of long-term debt                                                786,802          827,371
Accounts payable                                                                  5,834,454        7,702,941
Income taxes payable                                                                                  78,149
Accrued employee compensation                                                     1,408,759        1,309,658
Other liabilities                                                                 1,050,556          887,112
------------------------------------------------------------------------------------------------------------
Total Current Liabilities                                                         9,080,571       11,929,272
LONG-TERM DEBT                                                                    1,937,805        2,755,157
DEFERRED INCOME TAXES                                                             2,801,639        2,722,059
ESOP GUARANTEED BANK LOAN                                                         1,020,900        1,168,500
SHAREHOLDERS' EQUITY
Common Stock, par value $.01 per share; 10,000,000 shares
  authorized; 3,687,273 and 3,456,961 shares issued                                  36,873           34,570
Additional paid-in capital                                                        8,998,489        7,917,844
Retained earnings                                                                13,465,694       10,217,090
------------------------------------------------------------------------------------------------------------
                                                                                 22,501,056       18,169,504
Less ESOP guaranteed bank loan                                                    1,020,900        1,168,500
Less treasury stock at cost, 522,313 and 475,835 shares                           2,228,940        1,784,380
------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                                       19,251,216       15,216,624
------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                      $34,092,131      $33,791,612
------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

/ /  6

CONSOLIDATED STATEMENTS OF INCOME
---------------------------------------------------------------------------------------------------------
Year Ended October 31                                          1996             1995             1994
---------------------------------------------------------------------------------------------------------
Net revenues                                                $81,506,943      $65,532,702      $56,619,331
Cost of revenues                                             69,093,075       54,787,720       48,473,895
---------------------------------------------------------------------------------------------------------
Gross profit                                                 12,413,868       10,744,982        8,145,436
Selling, general and administrative expense                   6,457,512        5,729,287        6,059,690
---------------------------------------------------------------------------------------------------------
Income from operations                                        5,956,356        5,015,695        2,085,746
Interest expense, net                                           434,148          894,633          828,430
---------------------------------------------------------------------------------------------------------
Income before income taxes                                    5,522,208        4,121,062        1,257,316
Income tax provision                                          2,208,000        1,648,000          502,000
---------------------------------------------------------------------------------------------------------
Net income                                                  $ 3,314,208      $ 2,473,062      $   755,316
---------------------------------------------------------------------------------------------------------
Net income per share                                              $1.01             $.75             $.21
---------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------------------------------------------
                                              Additional                     ESOP
                                   Common      Paid-In      Retained      Guaranteed      Treasury
                                    Stock      Capital      Earnings       Bank Loan        Stock          Total
-------------------------------------------------------------------------------------------------------------------
Balance at October 31, 1993        $33,465    $7,561,319   $ 7,018,049    $(1,451,400)   $              $13,161,433
Net income                                                     755,316                                      755,316
Exercise of stock options              454       108,833                                                    109,287
Reduction of ESOP guaranteed
  bank loan                                                                   147,600                       147,600
Purchase of treasury stock                                                                  (843,576)      (843,576)
-------------------------------------------------------------------------------------------------------------------
Balance at October 31, 1994         33,919     7,670,152     7,773,365     (1,303,800)      (843,576)    13,330,060
Net income                                                   2,473,062                                    2,473,062
Cash dividends                                                 (29,337)                                     (29,337)
Exercise of stock options              651       235,158                                                    235,809
Reduction of ESOP guaranteed
  bank loan                                                                   135,300                       135,300
Purchase of treasury stock                                                                  (972,586)      (972,586)
Issuance of treasury
  stock to ESOP                                   12,534                                      31,782         44,316
-------------------------------------------------------------------------------------------------------------------
Balance at October 31, 1995         34,570     7,917,844    10,217,090     (1,168,500)    (1,784,380)    15,216,624
Net income                                                   3,314,208                                    3,314,208
Cash dividends                                                 (65,604)                                     (65,604)
Exercise of stock options            2,303     1,051,464                                                  1,053,767
Reduction of ESOP guaranteed
  bank loan                                                                   147,600                       147,600
Purchase of treasury stock                                                                  (471,382)      (471,382)
Issuance of treasury
  stock to ESOP                                   29,181                                      26,822         56,003
-------------------------------------------------------------------------------------------------------------------
Balance at October 31, 1996        $36,873    $8,998,489   $13,465,694    $(1,020,900)   $(2,228,940)   $19,251,216
-------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                                                                         7  / /

CONSOLIDATED STATEMENTS OF CASH FLOWS
-----------------------------------------------------------------------------------------------------
Year Ended October 31                                1996               1995                1994
-----------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES
Net income                                        $ 3,314,208        $ 2,473,062         $   755,316
Adjustments to reconcile net income
  to net cash provided by (used in) operations:
  Depreciation and amortization                     1,849,807          1,894,869           2,016,317
  Deferred income taxes                              (385,000)           (24,000)           (163,000)
  Gain on disposal of assets                          (20,339)
-----------------------------------------------------------------------------------------------------
Cash provided before changes
  in operating assets and liabilities               4,758,676          4,343,931           2,608,633
Changes in operating assets and liabilities:
  Accounts receivable                              (1,344,734)         2,103,628          (1,623,794)
  Contracts in process and inventories              2,102,852         (2,573,035)         (4,370,842)
  Accounts payable                                 (1,868,487)         2,997,574           1,265,449
  Current income taxes                               (166,635)          (515,768)            871,184
  Net changes in other assets and liabilities          55,647            254,486             107,784
-----------------------------------------------------------------------------------------------------
  Net cash provided by (used in) operations         3,537,319          6,610,816          (1,141,586)
-----------------------------------------------------------------------------------------------------
CASH FLOW FROM INVESTING ACTIVITIES
Additions to property, plant and equipment         (1,145,395)          (908,795)         (2,236,389)
Proceeds from sale of property, plant and
  equipment                                           102,421             73,100
-----------------------------------------------------------------------------------------------------
  Net cash used in investing activities            (1,042,974)          (835,695)         (2,236,389)
-----------------------------------------------------------------------------------------------------
CASH FLOW FROM FINANCING ACTIVITIES
Net borrowings (payments) under
  line-of-credit agreements                        (1,124,041)        (3,918,358)          4,587,785
Proceeds of long-term debt                                                                 1,500,000
Payments of long-term debt                           (857,921)        (1,121,788)         (2,478,864)
Exercise of stock options                           1,053,767            235,809             109,287
Purchase of treasury stock                           (471,382)          (972,586)           (187,500)
Cash dividends                                        (65,604)           (29,337)
-----------------------------------------------------------------------------------------------------
  Net cash provided by (used in) financing
    activities                                     (1,465,181)        (5,806,260)          3,530,708
-----------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash
  equivalents                                       1,029,164            (31,139)            152,733
Cash and cash equivalents at beginning of year        386,609            417,748             265,015
-----------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR          $ 1,415,773        $   386,609         $   417,748
-----------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

/ /  8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation and Principles of Consolidation: The consolidated financial statements include the accounts of Engineered Support Systems, Inc. (Company) and its wholly owned subsidiaries, Engineered Air Systems, Inc. (Engineered Air) and Engineered Specialty Plastics, Inc. (ESP). All material intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates: In preparing these financial statements, management makes estimates and uses assumptions that effect some of the reported amounts and disclosures. Actual results could differ from these estimates and assumptions.

Revenue Recognition: Revenues on long-term contracts performed by Engineered Air, substantially all of which are with the U.S. Government, are recognized under the percentage of completion method and include a proportion of the earnings that are expected to be realized on the contract in the ratio that production costs incurred bear to total estimated production costs. Earnings expectations are based upon estimates of contract values and costs at completion. Contracts in process are reviewed on a periodic basis. Adjustments to revenues and earnings are made in the current accounting period based upon revisions in contract values and estimated costs at completion. Provisions for estimated losses on contracts are recorded when identified.

Revenue is recognized by ESP when products are shipped. Allowances for anticipated doubtful accounts are provided based on historical experience and evaluation of specific accounts. The allowance for doubtful accounts was $271,000 and $110,000 at October 31, 1996 and 1995, respectively.

Contracts in Process and Inventories: Contracts in process and inventories represent accumulated contract costs, estimated earnings thereon based upon the percentage of completion method and contract inventories reduced by the contract value of delivered items of Engineered Air. Inventories of ESP are valued at the lower of cost or market using the first-in, first-out method.

Accumulated contract costs and inventories are stated at actual costs incurred and consist of direct engineering, production, tooling, applicable overhead and other costs (excluding selling, general and administrative costs which are charged against income as incurred). Title to or a security interest in certain items included in contracts in process and inventories is vested in the U.S. Government by reason of progress payment provisions of related contracts. In accordance with industry standards, contracts in process and inventories related to long-term contracts are classified as current assets although a portion may not be realized within one year.

Property, Plant and Equipment: Property, plant and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives, which range from 3 to 30 years.

Income Taxes: Deferred income taxes have been provided for the tax effects of temporary differences between financial and income tax reporting. These differences principally relate to the reporting of contract revenues, depreciation expense and employee benefits.

Cost in Excess of Net Assets Acquired: The excess of cost over net assets of acquired minority interest in Engineered Air is being amortized on a straight-line basis over a 40-year period. The cost in excess of the acquired net assets of ESP is being amortized on a straight-line basis over a 10-year period.

Covenant Not to Compete: Included in the purchased assets of ESP is a covenant not to compete which is being amortized on a straight-line basis over a 5-year period.

Cash and Cash Equivalents: Cash equivalents include temporary investments with original maturities of three months or less.

Net Income Per Share: Net income per share for 1996, 1995 and 1994 is based on the weighted average number of common and common equivalent shares outstanding of 3,278,003, 3,302,574 and 3,539,473, respectively. Common stock equivalents represent common stock options as computed based on the treasury stock method. Primary and fully diluted earnings per share are substantially the same for each of the years presented.

Impairment of Long-Lived Assets: The Financial Accounting Standards Board
(FASB) recently issued Statement of Financial Accounting Standards No. 121, ``Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of,'' (SFAS 121), which the Company is required to adopt effective November 1, 1996. SFAS 121 requires that long-lived assets and certain identifiable intangibles held and used by a company be reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS 121 also requires that long-lived assets and certain identifiable intangibles held for sale, other than those related to discontinued operations, be reported at the lower of carrying amount or fair value less cost to sell. The Company does not expect the effect of its adoption of SFAS 121 to be material.

Industry Information: Engineered Air operates predominantly in one segment--military ground support equipment--and substantially all of its revenues are related to contracts with the U.S. Government. ESP manufactures and sells made-to-order injection molded plastic products, and manufactures and distributes a proprietary line of kitchen and bathroom faucets.

                                                                         9  / /

NOTE B -- ACCOUNTS RECEIVABLE
Accounts receivable includes amounts due from the U.S. Government of $2,953,619 and $1,753,850 at October 31, 1996 and 1995, respectively.

NOTE C -- CONTRACTS IN PROCESS AND INVENTORIES
Contracts in process and inventories are comprised of the following:


-----------------------------------------------------------------------------------------------
October 31                                                1996                         1995
-----------------------------------------------------------------------------------------------
Raw materials                                          $ 1,643,824                  $ 1,594,199
Work-in-process                                            142,604                      142,615
Finished goods                                             557,900                      368,400
Inventories substantially applicable to government
  contracts in process, reduced by progress payments
  of $17,619,487 and $15,182,542                         7,670,299                   10,012,265
-----------------------------------------------------------------------------------------------
                                                       $10,014,627                  $12,117,479
-----------------------------------------------------------------------------------------------

Contracts in process and inventories at October 31, 1996 and 1995 include estimated revenue of $8,619,000 and $18,094,000, respectively, representing accumulated contract costs and related estimated earnings on uncompleted government contracts.

NOTE D -- NOTES PAYABLE AND LONG-TERM DEBT
In August 1993, the Company entered into a loan agreement with a bank. This agreement, as amended in September 1995, expires in 1998 and provides a $6,400,000 revolving credit line. The amount of the revolving credit borrowing cannot exceed the lesser of a calculated borrowing base or $6,400,000. The borrowing base is determined by applying specified percentages to qualified inventories and accounts receivable balances. The bank credit agreement also provides for a term loan. Borrowings under the revolving credit line and the term loan bear interest at the bank's prime rate. No compensating balance is required or maintained related to the credit agreement. As of October 31, 1996, the Company had $6,400,000 of unused credit related to this agreement.

In December 1993, ESP entered into a loan agreement with the Arkansas Teachers Retirement Fund. This agreement provided for a $1,500,000 loan payable in monthly installments of $14,335 including interest at 8%, with a final payment of $1,029,400 in 2001. Proceeds of the loan were used to reduce the outstanding balance of the Company's existing bank term loan.

Long-term debt consists of:

-------------------------------------------------------------------------------------------------
October 31                                                1996                        1995
-------------------------------------------------------------------------------------------------
Term loan, prime rate, payable in monthly
  installments of $60,402 plus interest, due 1998        $1,389,244                  $2,114,068
Installment note, 8.0%, payable in monthly installments
  of $14,335 including interest, with a final payment
  of $1,029,400 in 2001                                   1,335,363                   1,402,346
Other                                                                                    66,114
-------------------------------------------------------------------------------------------------
                                                          2,724,607                   3,582,528
Less current maturities                                     786,802                     827,371
-------------------------------------------------------------------------------------------------
                                                         $1,937,805                  $2,755,157
-------------------------------------------------------------------------------------------------

The Company has guaranteed a bank term loan for the Engineered Support Systems, Inc. Employee Stock Ownership Plan (ESOP). As loan payments are made shares, which had been purchased with proceeds from the loan, are released and allocated to participant accounts. The bank holds the unallocated shares as collateral for the loan. The loan, which matures in August 2003, bears interest at the bank's prime rate and is payable in monthly installments of $12,300 plus interest. Under the terms of the loan agreement, the Company is required to make contributions to the ESOP in an amount no less than the amount sufficient to fund the monthly installments.

Borrowings under the revolving credit agreement, the bank term loan and the ESOP loan are secured by substantially all assets of the Company, Engineered Air and ESP and are guaranteed by the Company. The revolving credit agreement contains restrictive covenants relating to net worth, debt to net worth, minimum operating cash flow, and operating cash flow to fixed charges. At October 31, 1996, the Company was in compliance with all restrictive covenants of its credit agreement.

/ /  10

Annual principal payments of long-term debt are as follows:

--------------------------------------------------------------------------------------
Year Ended October 31
--------------------------------------------------------------------------------------
1997                                                                       $786,802
1998                                                                        737,194
1999                                                                         78,819
2000                                                                         85,109
2001                                                                      1,036,683
--------------------------------------------------------------------------------------
                                                                         $2,724,607
--------------------------------------------------------------------------------------

Interest paid was $531,000, $958,000 and $833,000 in 1996, 1995 and 1994,
respectively.

NOTE E -- INCOME TAXES
The income tax provision is comprised of the following:

------------------------------------------------------------------------------------------------------------
Year Ended October 31                                          1996               1995              1994
------------------------------------------------------------------------------------------------------------
Current:
  Federal                                                   $2,380,000         $1,554,000         $ 583,000
  State                                                        213,000            118,000            82,000
------------------------------------------------------------------------------------------------------------
                                                             2,593,000          1,672,000           665,000
------------------------------------------------------------------------------------------------------------
Deferred:
  Federal                                                     (327,000)           (20,000)         (139,000)
  State                                                        (58,000)            (4,000)          (24,000)
------------------------------------------------------------------------------------------------------------
                                                              (385,000)           (24,000)         (163,000)
------------------------------------------------------------------------------------------------------------
                                                            $2,208,000         $1,648,000         $ 502,000
------------------------------------------------------------------------------------------------------------

The deferred income tax provision (benefit) results from the following temporary differences:

----------------------------------------------------------------------------------------------------------
Year Ended October 31                                         1996              1995              1994
----------------------------------------------------------------------------------------------------------
Uncompleted contracts                                       $(332,000)        $ (37,000)        $  10,000
Depreciation                                                   18,000          (118,000)         (132,000)
Contributions to employee benefit plans                       (56,000)           94,000           (85,000)
Other, net                                                    (15,000)           37,000            44,000
----------------------------------------------------------------------------------------------------------
                                                            $(385,000)        $ (24,000)        $(163,000)
----------------------------------------------------------------------------------------------------------

A reconciliation between the income tax provision and the annual amount computed by applying the statutory federal income tax rate to income before income taxes is as follows:

-----------------------------------------------------------------------------------------------------------
Year Ended October 31                                          1996               1995              1994
-----------------------------------------------------------------------------------------------------------
Income tax provision at statutory federal rate               $1,878,000         $1,401,000         $428,000
State income taxes and other, net                               330,000            247,000           74,000
-----------------------------------------------------------------------------------------------------------
                                                             $2,208,000         $1,648,000         $502,000
-----------------------------------------------------------------------------------------------------------

Income taxes paid (refunded) were $2,239,000, $2,072,000, and $(206,000) in
1996, 1995 and 1994, respectively.

As of October 31, 1996, the Company had net operating loss carryforwards of approximately $20,000 available to offset future taxable income, and investment and targeted jobs tax credit carryforwards of approximately $225,000 available to offset future federal income taxes which would otherwise be payable. These carryforwards, which relate to ESP, expire in 2003. The Company expects the carryforwards to be fully utilized and, accordingly, has recorded a deferred tax asset relating to the carryforwards.

                                                                        11  / /

NOTE F -- LEASES

The Company leases manufacturing facilities, data processing equipment and office equipment under non-cancelable operating leases. Rental expense for all operating leases was $350,000, $307,000 and $433,000 in 1996, 1995 and 1994,
respectively.

Future minimum payments under non-cancelable operating leases with initial or remaining terms of one year or more are as follows:

------------------------------------------------------------------------------------
Year Ended October 31
------------------------------------------------------------------------------------
1997                                                                        $199,000
1998                                                                          68,000
1999                                                                          22,000
2000                                                                          22,000
2001                                                                           2,000
------------------------------------------------------------------------------------
                                                                            $313,000
------------------------------------------------------------------------------------

NOTE G -- SHAREHOLDERS' EQUITY

The Company has established plans whereby options may be granted to employees and directors of the Company to purchase shares of the Company's common stock. Options granted are at an option price equal to the market value on the date the option is granted. Subject to continuation of employment, all options must be exercised within five years from the date of grant and are exercisable at any time during this period. As of October 31, 1996, 310,325 shares of unissued common stock were authorized and reserved for outstanding options.

Transactions involving the stock option plans are as follows:

---------------------------------------------------------------------------------------------
                                                              Shares          Price per share
---------------------------------------------------------------------------------------------
Outstanding at October 31, 1994                              421,375          $1.31 to  $3.56
Options exercised                                            (65,063)         $1.50 to  $3.50
Options granted                                               50,500          $4.25 and $5.75
Options canceled                                             (41,500)         $1.50 to  $3.50
---------------------------------------------------------------------------------------------
Outstanding at October 31, 1995                              365,312          $1.31 to  $5.75
Options exercised                                           (230,312)         $1.31 to  $6.88
Options granted                                               96,500          $6.13 to  $9.63
Options canceled                                             (18,000)         $1.88 to  $4.25
---------------------------------------------------------------------------------------------
Outstanding at October 31, 1996                              213,500          $1.88 to  $9.63
---------------------------------------------------------------------------------------------

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 ``Accounting for Stock-Based Compensation'' (SFAS 123). In 1997, the Company will adopt SFAS 123 but will continue to use the ``intrinsic value method'' to account for stock-based compensation. This requires pro forma disclosure of net income and net income per share as if the ``fair value based method'' was used. The adoption of SFAS 123 will have no effect on the Company's financial position or results of operations.

On August 16, 1994, the Company entered into an agreement to purchase 484,310 shares of common stock from a former director. On the date of this agreement, 224,594 of these shares were purchased for $187,500 of cash and $656,076 of inventories and equipment. The remaining 259,716 shares were purchased on March 30, 1995 for $972,586 in cash.

NOTE H -- RETIREMENT PLANS

Engineered Air has a non-contributory defined benefit pension plan covering substantially all full-time employees covered by a collective bargaining agreement. The Company's funding policy is to make annual contributions to the pension plan sufficient to fund the normal cost including the amortization of prior service cost over a period of 15 years.

/ /  12

A summary of the components of net periodic pension cost for the defined benefit plan is as follows:

----------------------------------------------------------------------------------------------------------
Year Ended October 31                                         1996              1995              1994
----------------------------------------------------------------------------------------------------------
Service cost                                                $ 133,600         $ 113,100         $  97,100
Interest cost on projected benefit obligation                 261,300           242,800           226,600
Actual return on plan assets                                 (288,200)         (430,200)         (295,200)
Net amortization and deferral                                  28,300           191,600            39,000
----------------------------------------------------------------------------------------------------------
Total pension expense                                       $ 135,000         $ 117,300         $  67,500
----------------------------------------------------------------------------------------------------------

Assumptions used in accounting for the defined benefit plan in 1996, 1995 and 1994 were a weighted average discount rate of 7.75 percent, 7.25 percent and
8.0 percent, respectively, and an expected long-term rate of return on assets of 9.0 percent.

The following table sets forth the funded status and the amounts recognized in the consolidated balance sheets for the defined benefit pension plan:

----------------------------------------------------------------------------------------------
October 31                                                     1996                   1995
----------------------------------------------------------------------------------------------
Actuarial present value of benefit obligation:
  Vested benefit obligation                                 $3,758,400             $3,468,300
  Non-vested benefit obligation                                216,000                 69,700
----------------------------------------------------------------------------------------------
  Accumulated benefit obligation                            $3,974,400             $3,538,000
----------------------------------------------------------------------------------------------
Plan assets at fair value--primarily listed common stocks,
  bonds and U.S. Government securities                      $4,204,400             $3,545,100
Projected benefit obligation                                 3,974,400              3,538,000
----------------------------------------------------------------------------------------------
Plan assets in excess of projected benefit obligation          230,000                  7,100
Unrecognized net gain                                         (195,500)              (235,600)
Unrecognized prior service cost                                313,500                174,800
Unrecognized net obligation at November 1, 1986, net of
  amortization                                                  22,000                 36,000
----------------------------------------------------------------------------------------------
Net pension asset (liability) recognized in consolidated
  balance sheets                                            $  370,000             $  (17,700)
----------------------------------------------------------------------------------------------

The Company has an Employee Stock Ownership Plan (ESOP) covering all salaried employees of Engineered Air, all non-salaried employees of Engineered Air who are not covered by a collective bargaining agreement and all employees of ESP. The ESOP provides for a matching contribution by the Company of no less then 25% of each employee's contributions up to a maximum of 6% of the employee's earnings. The Company also makes discretionary annual contributions in an amount no less than the amount sufficient to pay the monthly installments of the ESOP bank loan. All employee and employer contributions to the ESOP are 100 percent vested. The Company has recorded expenses based on contributions to the ESOP for the years ended October 31, 1996, 1995 and 1994 of $293,000, $311,000 and $347,000, respectively. Interest payments on the ESOP bank loan were $93,000, $121,000 and $119,000, in 1996, 1995 and 1994, respectively.

The Company accounts for ESOP shares under the cash payment method. All ESOP shares are considered outstanding for purposes of computing net income per share.

NOTE I -- SEGMENT INFORMATION

The Company operates in two industry segments: the military ground support equipment segment and the custom molded plastic products segment. The military ground support equipment operations involve the engineering, fabrication and assembly of a broad range of support equipment designed for rapid deployment around the world. The custom molded plastic products operations involve the manufacture and sale of a broad range of injection molded resin products, as well as the manufacture and sale of a proprietary line of plastic faucets. All corporate expenses and assets have been allocated to the business segments.

Approximately 79%, 78% and 75%, respectively, of 1996, 1995 and 1994 consolidated revenues were from two customers--73%, 63% and 56%, respectively, from the U.S. Government and 6%, 15% and 19%, respectively, from another customer. The Company's export net sales and intersegment net sales are not significant.

                                                                        13  / /

Information by industry segment is summarized as follows:

---------------------------------------------------------------------------------------------------------
Year Ended October 31                                          1996             1995             1994
---------------------------------------------------------------------------------------------------------
Net Revenues:
  Military Ground Support Equipment                         $59,179,141      $42,892,939      $33,067,325
  Custom Molded Plastic Products                             22,327,802       22,639,763       23,552,006
---------------------------------------------------------------------------------------------------------
      Total                                                 $81,506,943      $65,532,702      $56,619,331
---------------------------------------------------------------------------------------------------------
Income from Operations:
  Military Ground Support Equipment                         $ 5,087,705      $ 4,029,748      $ 1,456,163
  Custom Molded Plastic Products                                868,651          985,947          629,583
---------------------------------------------------------------------------------------------------------
      Total                                                 $ 5,956,356      $ 5,015,695      $ 2,085,746
---------------------------------------------------------------------------------------------------------
Identifiable Assets:
  Military Ground Support Equipment                         $21,033,652      $20,007,390      $19,726,944
  Custom Molded Plastic Products                             13,058,479       13,784,222       14,658,815
---------------------------------------------------------------------------------------------------------
      Total                                                 $34,092,131      $33,791,612      $34,385,759
---------------------------------------------------------------------------------------------------------
Depreciation and Amortization Expense:
  Military Ground Support Equipment                         $   746,581      $   719,474      $   948,618
  Custom Molded Plastic Products                              1,103,226        1,175,395        1,067,699
---------------------------------------------------------------------------------------------------------
      Total                                                 $ 1,849,807      $ 1,894,869      $ 2,016,317
---------------------------------------------------------------------------------------------------------
Capital Expenditures:
  Military Ground Support Equipment                         $ 1,035,240      $   212,624      $    75,829
  Custom Molded Plastic Products                                110,155          696,171        2,160,560
---------------------------------------------------------------------------------------------------------
      Total                                                 $ 1,145,395      $   908,795      $ 2,236,389
---------------------------------------------------------------------------------------------------------

NOTE J -- CONTINGENCIES

As a government contractor, Engineered Air is continually subject to audit by various agencies of the U.S. Government to determine compliance with various procurement laws and regulations. As a result of such audits and as part of the normal business operations of Engineered Air and of ESP, various claims and charges are asserted against the Company. It is not possible at this time to predict the outcome of all such actions. However, management is of the opinion that it has good defenses against such actions and believes that none of these matters will have a material effect on the consolidated financial position or the results of operations of the Company.

/ /  14

/ / REPORT OF INDEPENDENT ACCOUNTANTS

    To the Board of Directors and Shareholders of Engineered Support Systems,
    Inc.

  In our opinion, the accompanying consolidated balance sheets and related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Engineered Support Systems, Inc. and its subsidiaries at October 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ Price Waterhouse LLP

Price Waterhouse LLP
St. Louis, Missouri
December 5, 1996


/ / REPORT OF MANAGEMENT RESPONSIBILITIES

  The Company's management is responsible for the fair presentation and consistency of all financial data included in the Annual Report. Where necessary, the data reflects management estimates.
  The Company's Audit Committee consists of three non-employee directors. This Committee meets with financial officers and Price Waterhouse LLP personnel to review internal controls, financial reporting and accounting practices. Price Waterhouse LLP meets with the Audit Committee, with and without management present, to discuss their examinations, the adequacy of internal controls and the quality of financial reporting.

                                                                        15  / /

/ / SUPPLEMENTAL INFORMATION

The table below presents unaudited quarterly financial information in thousands, except for per share data, for the years ended October 31, 1996 and 1995:

                                                               Quarter Ended
-------------------------------------------------------------------------------------------------------------------
                            January 31               April 30                 July 31               October 31
-------------------------------------------------------------------------------------------------------------------
                         1996        1995        1996        1995        1996        1995        1996        1995
-------------------------------------------------------------------------------------------------------------------
Net revenues            $17,047     $15,344     $18,924     $17,655     $21,623     $15,454     $23,913     $17,080
-------------------------------------------------------------------------------------------------------------------
Gross profit              2,480       2,204       2,968       2,859       3,264       2,715       3,702       2,967
-------------------------------------------------------------------------------------------------------------------
Net income                  486         330         717         675         916         684       1,195         784
-------------------------------------------------------------------------------------------------------------------
Net income per share        .15         .10         .22         .20         .28         .21         .36         .24
-------------------------------------------------------------------------------------------------------------------

MARKET DATA

The Company's common stock trades on the NASDAQ Stock Market under the symbol EASI. As of December 31, 1996, the approximate number of common shareholders was 2,000. The following table sets forth the high and low stock prices for each quarter as provided by the NASDAQ Stock Market.

---------------------------------------------------------------
                                  1996             1995
---------------------------------------------------------------
                              HIGH     LOW     High     Low
---------------------------------------------------------------
Quarter Ended:
January 31                    7        5 3/4   4 1/8    3 13/16
April 30                      7 7/8    6 1/2   5 1/8    3 7/8
July 31                       8 1/8    7 1/8   7 1/8    5
October 31                    12 3/8   7 1/4   8        5 3/8
---------------------------------------------------------------

DIVIDENDS

The Board of Directors initiated a semi-annual dividend program in 1995. The most recently declared dividend was in the amount of $.0115 per share payable January 31, 1997 to shareholders of record on December 31, 1996.




/ / CORPORATE INFORMATION

TRANSFER AGENT AND REGISTRAR
Boatmen's Trust Company
510 Locust Street
St. Louis, MO 63178

INDEPENDENT ACCOUNTANTS
Price Waterhouse LLP
One Boatmen's Plaza
St. Louis, MO 63101

LEGAL COUNSEL
Bearden, Mattern, Breckenridge,
  Washburn, Gidlow and Kazanas LLC
1034 S. Brentwood Blvd.
St. Louis, MO 63117

ANNUAL MEETING
March 6, 1997
10:00 a.m. at the offices of the Company
1270 North Price Road
St. Louis, MO 63132

FORM 10-K
A copy of the Company's 1996 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available upon written request to:
Investor Relations
Engineered Support Systems, Inc.
1270 North Price Road
St. Louis, MO 63132

/ /  16

/ / DIRECTORS AND OFFICERS



DIRECTORS
ENGINEERED SUPPORT SYSTEMS, INC.

Michael F. Shanahan, Sr.
Chairman, President and Chief Executive Officer

John J. Wichlenski
President and Chief Executive Officer
Engineered Air Systems, Inc.

W. Raymond Barrett
President
Bio-Medical Systems, Inc.

Alexander M. Cornwell, Jr.
President
Cornwell Consulting

Thomas J. Guilfoil
Partner
Guilfoil, Petzall & Shoemake

LTG Kenneth E. Lewi
U.S. Army, Retired

Michael F. Shanahan, Jr.
Lockton Companies

Earl E. Walker
President
Carr Lane Manufacturing Company

Earl W. Wims
Chairman
Marketing Horizons, Inc.


MANAGEMENT
ENGINEERED SUPPORT SYSTEMS, INC.

Michael F. Shanahan, Sr.
Chairman, President and
Chief Executive Officer

Gary C. Gerhardt
Executive Vice President
and Chief Financial Officer


MANAGEMENT
ENGINEERED AIR SYSTEMS, INC.

Michael F. Shanahan, Sr.
Chairman

John J. Wichlenski
President and Chief
Executive Officer

Gary C. Gerhardt
Executive Vice President
and Chief Financial Officer

Ronald W. Davis
Vice President-Marketing

Michael W. Donnelly
Vice President-Manufacturing

Dan D. Jura
Vice President-Sales

E. Allen Springer
Vice President-Engineering


MANAGEMENT
ENGINEERED SPECIALTY PLASTICS, INC.

Michael F. Shanahan, Sr.
Chairman

Gary C. Gerhardt
Executive Vice President
and Chief Financial Officer

John E. Capeless
Vice President and
General Manager

ENGINEERED SUPPORT SYSTEMS, INC.

1270 North Price Rd.
St. Louis, Missouri 63132
Phone: (314) 993-5880
Fax: (314) 567-4052