Form 10-K, Exhibit 13
period 1997-10-31
ENGINEERED SUPPORT SYSTEMS INC
filed 1998-01-28
CIK 772891

              / / CONTENTS
               Letter to the Shareholders................................ 1

               Management's Discussion
               and Analysis.............................................. 4

               Consolidated Financial
               Statements................................................ 6

               Supplemental Information..................................16

               Directors and
               Officers...................................INSIDE BACK COVER


FRONT COVER: The Chemical and Biological Protected Shelter System (CBPSS) provides a contamination free, environmentally controlled work area that is used as a field medical facility. This contract, currently in development and scheduled for production beginning in early 1999, is the largest in Company history.

/ / LETTER TO THE SHAREHOLDERS

Dear Shareholder:

  1997 was another year of growth for Engineered Support Systems, Inc. As in the prior year, net income and net revenues increased to record levels. Our growing financial strength has provided significant added flexibility to our ongoing acquisition effort. And 1998 represents the doorway to a substantial earnings stream from the largest contract in the history of our defense subsidiary. In short, although shareholder return for the five-year period ended December 31, 1997 was 717%, we are excited about the potential for significant continued growth in shareholder value as we approach the new millenium.

SUMMARY OF 1997

  The Company reported net income of $4,639,000, or $1.39 per share, on revenues of $88.6 million. This compares with net income of $3,314,000, or $1.01 per share, on revenues of $81.5 million for 1996.
  The defense subsidiary, Engineered Air Systems, Inc. (Engineered Air), contributed record results in 1997 with net revenues and operating income increasing 9% and 10%, respectively, from the prior year. This performance was driven by significant production efforts related to contracts for Aviation Ground Power Units, Flight Line Air Conditioners, Revetment Kits and
B-1B Air Conditioners. In 1998, Engineered Air will be placing a greater emphasis on development and final testing of two key contracts: the Chemical and Biological Protected Shelter System (CBPSS) and the Chemically/ Biologically Hardened Air Management Plant (CHAMP). These two programs represent $122 million, or 61%, of this subsidiary's total funded and unfunded backlog at October 31, 1997. Significant production requirements on both are anticipated to begin in early 1999. Because our progress to date has been very well received by the U.S. Army and U.S. Air Force, we believe that the CBPSS and CHAMP contracts lay a foundation for substantial revenue and earnings growth for Engineered Air in the years to follow. In addition, continued emphasis by the Department of Defense and by foreign nations on nuclear, biological and chemical defense systems presents significant market potential for the CBPSS, CHAMP and similar products designed and manufactured by Engineered Air.
  Engineered Specialty Plastics, Inc. (ESP), the commercial subsidiary, also reached record heights during the past year. 1997 net revenues and operating income increased 8% and 141%, respectively. The outstanding performance at ESP was a result of increased capacity utilization, targeted cost reductions and a continuing emphasis on product quality and customer service. The accomplishments of this subsidiary cannot be overstated. The Company acquired ESP in 1993. Since then, we have invested $4.8 million in new equipment, improved systems and expanded facilities. (This includes the addition of a 2,200 ton molding machine in 1997. ESP's next largest machine has 1,500 tons of clamp pressure). In addition, we have assembled a solid and effective management team which, in 1997, generated $3.2 of operating income before depreciation and amortization. Although fourth quarter results were slowed by the impact of reduced shipments of houseware products, sales had returned to more normalized levels by the end of the first quarter of 1998. We therefore anticipate continued top- and bottom-line growth from ESP in 1998 and beyond.

FLEXIBILITY IN FINANCIAL STRENGTH

  Because of its operational success, the Company has been able to build an extremely strong balance sheet. In 1997, the Company generated free cash flow (net income plus non-cash items less capital expenditures) of $4.2 million, or $1.25 per share. Cash and cash equivalents increased to $8.3 million in 1997 from $1.4 million last year. Working capital increased to $11.6 million from $8.4 million and the current ratio increased to 2.3 to 1 from 1.9 to 1 during the year. Total shareholders' equity also increased to $23.7 million at October 31, 1997 from $19.3 million at October 31, 1996. In all, the Company's financial position has never been stronger.
  The Company has utilized excess funds generated in several ways. Term debt has been systematically retired. In January 1998, the Company paid off the remaining balance of its term loan with the Arkansas Teachers Retirement Fund. Although for financial reporting purposes the Company records its ESOP loan guarantee as a liability,

                                                                        1  / /
the January retirement effectively leaves the Company debt-free for the first time in its history. The Company also continues to purchase treasury shares.
In 1997, an additional $1 million of treasury shares were purchased. In the three and one-half years ended October 31, 1997, the Company has purchased 620,441 shares of treasury stock for approximately $3.2 million, or $5.23 per share. In January 1997, we announced a plan to repurchase an additional
150,000 shares of stock. This threshold has been exceeded with those purchases made through January 1998. We believe that treasury purchases during periods of short-term market devaluation provide an outstanding use of Company funds and we will continue to provide shareholder value through these transactions.
  Because the U.S. government has streamlined its procurement system and effectively encouraged consolidation of defense contractors, we believe that significant acquisition opportunities exist within this industry. This is particularly true in our area of expertise where the government's growing emphasis on "best value buying" programs has resulted in a shakeout of ineffective competitors and has rewarded quality, low cost vendors such as Engineered Air. An acquisition in our core business would therefore result in added capabilities and contract revenue growth within the framework of a streamlined cost structure. However, any acquisition consummated by the Company must provide both accretion to earnings per share and long-term value to our shareholders.
  I would like to congratulate all of our employees and directors for a truly exceptional year in 1997. Their day-to-day efforts make this Company the success story it has become. To our shareholders, thank you for your continuing support. I look for another outstanding earnings performance in 1998. With the maturation of the CBPSS and CHAMP contracts, the continued growth of ESP and the possible benefits of a successful acquisition, I believe Engineered Support Systems, Inc. will continue to provide significant shareholder value in the years to come.

Sincerely,

/s/ Michael F. Shanahan Sr.

Michael F. Shanahan Sr.
Chairman of the Board, President
and Chief Executive Officer

SUMMARY OF SELECTED FINANCIAL DATA In thousands, except for per share data
---------------------------------------------------------------------------------------------------------------
Year Ended October 31                                   1997        1996        1995        1994        1993
---------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS:
Net revenues                                          $88,571     $81,507     $65,533     $56,619     $42,227
Gross profit                                           14,755      12,414      10,745       8,145       7,461
Income from operations                                  7,668       5,956       5,016       2,085       1,546
Net interest expense (income)                             (64)        434         895         828         686
Income before income taxes                              7,732       5,522       4,121       1,257         860
Income tax provision                                    3,093       2,208       1,648         502         340
Net income                                              4,639       3,314       2,473         755         520
---------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION:
Working capital                                       $11,560     $ 8,354     $ 4,700     $ 3,120     $ 4,255
Property, plant and equipment, net                     14,490      14,097      14,601      15,290      14,998
Total assets                                           37,084      34,092      33,792      34,386      28,574
Long-term debt and ESOP bank loan                       2,068       2,959       3,924       5,152       6,179
Shareholders' equity                                   23,726      19,251      15,217      13,330      13,161
---------------------------------------------------------------------------------------------------------------
PER SHARE DATA:
Net income                                              $1.39       $1.01        $.75        $.21        $.15
Dividends                                                 .03         .02         .01         .00         .00
Shareholders' equity                                     7.48        6.08        5.10        4.21        3.93
Net revenues                                            26.51       24.86       19.84       16.00       12.14
---------------------------------------------------------------------------------------------------------------
BACKLOG OF DEFENSE ORDERS:
Funded backlog                                        $44,114     $90,722     $90,385     $77,856     $52,847
Government options on funded backlog                  155,039     153,795     100,172     153,668     147,000
---------------------------------------------------------------------------------------------------------------

/ /  2

/ / ENGINEERED AIR SYSTEMS, INC.

Engineered Air was formed on December 24, 1981 and on March 30, 1982 acquired certain assets and liabilities of the Defense Systems Division of Allis-Chalmers Corporation. The Company's core business specializes in the engineering, fabrication and assembly of a broad range of military ground support equipment. Brief descriptions of significant programs are presented below:

CHEMICAL AND BIOLOGICAL
PROTECTED SHELTER SYSTEM (CBPSS)

  The CBPSS provides a contamination free, environmentally controlled work area that is used as a field medical facility. It is a specially designed system whose center piece is a soft-walled tent supported by inflated columns of air. The air beams support the tent without any additional framing. The tent is connected to and carried by a High Mobility Multi-purpose Wheeled Vehicle, more commonly known as a "Humvee". The CBPSS permits medical specialists to treat soldiers in an area free of chemical or biological contamination during the most extreme weather conditions. The heart of the CBPSS is an Engineered Air-designed, hydraulically powered Environmental Support System (ESS) that provides heating, cooling and ventilated air as well as nuclear, chemical and biological filtration. The system also provides the power to operate lights, communication and medical equipment.

CHEMICALLY/BIOLOGICALLY
HARDENED AIR MANAGEMENT
PLANT (CHAMP)

  The CHAMP units will be used initially by the U.S. Air Force in chemically hardened air transportable hospitals (CHATHs). These units will consolidate a generator, blowers, filters and environmental control elements into one single unit, reducing transportation weight and size by 80%. The units can be driven by either commercial power or a self-contained diesel engine. The CHAMP will enable medical staff and patients to reduce infection, survive chemical attacks and continue emergency operations in a contaminated environment.

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

B-1B/B2 FLIGHT LINE
AIR CONDITIONERS

  These flight line air conditioners are used to cool the avionics and electronics of B-1 and B-2 bombers during preflight checkouts. These units are also used in support of U.S. Air Force Talon I and Talon II Gunships. Designed and built by Engineered Air, these are the largest air conditioning units ever built for the U.S. Air Force employing state of the art technology and utilizing R-134 refrigerant, which is ozone-friendly and environmentally safe.

/ / ENGINEERED SPECIALTY PLASTICS, INC.

  ESP located in Hot Springs, Arkansas, was acquired from a private investor group on March 9, 1993. This subsidiary manufactures a wide range of injection molded plastic products used primarily in consumer goods. These products include housewares, storage containers, communication and word processing equipment, components for computer terminals, automotive components, medical devices, containers for the food processing industry and other items used in consumer products.
  ESP also manufactures and distributes Lifetime Faucets, a proprietary line of nonmetallic kitchen and lavatory faucets. These faucets, which are known for their high quality and low cost, are sold in a variety of colors and styles to a broad base of customers ranging from very large retailers to small hardware stores.
  ESP currently operates a single facility with approximately 110,000 square feet of manufacturing space. This facility houses 31 injection molding machines ranging in size from 45 to 2,200 tons of clamp pressure and processes over 30 million pounds of resin per year. In addition, ESP has modern finishing equipment which can perform a variety of secondary operations. This subsidiary also has a fully integrated business information systems which enhances ESP's inventory control and product performance while increasing machine efficiency.
  ESP implements a continuous improvement program to ensure that competitive advantages through cost-efficient operations are maintained and is currently in the process of IS09002 certification.

                                                                        3  / /

/ / MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
    OPERATIONS
-------------------------------------------------------------------------------------------------------------------
Year Ended October  31                                                           1997           1996          1995
-------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS
Net revenues                                                                    100.0%         100.0%        100.0%
Cost of revenues                                                                 83.3           84.8          83.6
-------------------------------------------------------------------------------------------------------------------
Gross profit                                                                     16.7           15.2          16.4
Selling, general and administrative expense                                       8.0            7.9           8.7
-------------------------------------------------------------------------------------------------------------------
Income from operations                                                            8.7            7.3           7.7
Net interest expense                                                              0.0            0.5           1.4
-------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                        8.7            6.8           6.3
Income tax provision                                                              3.5            2.7           2.5
-------------------------------------------------------------------------------------------------------------------
Net income                                                                        5.2%           4.1%          3.8%
-------------------------------------------------------------------------------------------------------------------

  The discussion set forth below analyzes certain factors and trends related to the financial results for each of the three years ended October 31, 1997, 1996 and 1995. This discussion should be read in conjunction with the Consolidated Financial Statements and Notes to the Consolidated Financial Statements.

1997 COMPARED TO 1996

  Net revenues increased 9% in 1997 to $88.6 million. The defense subsidiary, Engineered Air Systems, Inc. (Engineered Air), contributed $64.4 million to net revenues in 1997 compared to $59.2 million in 1996. This increase was primarily attributable to higher revenues generated from the Aviation Ground Power Unit contract.
  Net revenues for Engineered Specialty Plastics, Inc. (ESP) increased 8% in 1997 to $24.2 million from $22.3 million in 1996. This increase was achieved in spite of reduced shipments of houseware products to its primary customer in the fourth quarter of the year. (Sales to this customer returned to more normalized levels in the first quarter of 1998).
  Gross profit was $14.8 million in 1997 compared to $12.4 million in 1996. The gross margin improved to 16.7% in 1997 from 15.2% in 1996. These increases are primarily due to significant margin expansion at ESP resulting from increased capacity utilization.
  Selling, general and administrative expense increased from $6.5 million in 1996 to $7.1 million in 1997. As a percentage of net revenues, this expense increased from 7.9% in 1996 to 8.0% in 1997. Management's concerted effort to control selling, general and administrative expense, along with the increase in gross margins, contributed to an overall increase in the Company's operating margin from 7.3% in 1996 to 8.7% in 1997.
  Net interest expense decreased $141,000 in 1997 due primarily to increased interest income related to a buildup in cash and cash equivalents from $1.4 million at the end of 1996 to $8.3 million at October 31, 1997. The effective income tax rate was 40% in both 1997 and 1996.

1996 COMPARED TO 1995

  Net revenues increased 24% in 1996 to $81.5 million. Engineered Air posted net revenues of $59.2 million in 1996 versus $42.9 million in 1995, an increase of 38%. Higher production levels at Engineered Air were primarily generated from its contracts for MA-3D and C-5 Flight Line Air Conditioners, Air Force Water Distribution Systems, Aviation Ground Power Units, Revetment Kits and Army Space Heaters.
  ESP contributed net revenues of $22.3 million in 1996 as compared to $22.6 million in 1995. This relatively unchanged level of net revenues was achieved in spite of a $5.0 million reduction in sales to the subsidiary's primary customer, which ended its relationship with ESP in June 1996 as part of a strategic restructuring.
  Gross profit increased from $10.7 million in 1995 to $12.4 million in 1996. This increase was primarily the result of the significant increase in volume at Engineered Air during the year. Selling, general and administrative expense increased from $5.7 million in 1995 to $6.5 million in 1996. However, this expense decreased as a percentage of net revenues from 8.7% in 1995 to 7.9% in 1996.
  Net interest expense decreased from $0.9 million in 1995 to $0.4 million in 1996 primarily as a result of the substantial cash flow provided by Engineered Air operations. The effective income tax rate was 40% in both 1996 and 1995.

OUTLOOK FOR 1998 AND
FUTURE YEARS

  The Company's firm backlog of defense orders decreased to $44.1 million at October 31, 1997 from $90.7 million at October 31, 1996. New contract awards totaled $17.8 million in 1997 and consisted of awards of production options on existing contracts and other new programs, some of which are described on page 3 of the Annual Report. Significantly, existing contracts also include available options totaling $155 million as of October 31, 1997. The Company expects the majority of these options to be converted into funded backlog.

/ /  4

  The Company anticipates another very profitable year in 1998. During the upcoming year, Engineered Air will derive the most significant portion of its revenues from contracts for B-1B Air Conditioners and Aviation Ground Power Units. However, two contracts comprising a combined $122 million of the Company's $199 million of funded and unfunded backlog are scheduled to complete development and testing phases in 1998. These contracts, the Chemical and Biological Protected Shelter System (CBPSS) and the Chemically/ Biologically Hardened Air Management Plant (CHAMP), provide the foundation for a return to significant growth in 1999 and beyond as the related production quantities are delivered.
  ESP generated record levels of revenue and earnings in 1997. The Company anticipates that ESP's 1998 results will equal or exceed those posted in 1997, and believes that significant growth potential remains within both current and untapped markets.
  The operational success of both subsidiaries has provided significant cash flow for the Company. (Cash and cash equivalents increased to $8.3 million at October 31, 1997 from $1.4 million at the end of the prior year). The Company intends to leverage its strengthened financial position in order to make quality acquisitions, whether in defense or non-defense industries. Although the Company believes an acquisition may occur in 1998, any such transaction must be accretive to earnings and must provide long-term value for our shareholders.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's primary sources of short-term financing are from cost reimbursements under contracts with the U.S. Government via receipt of progress payments, billings for delivered products and bank borrowings under a $6.4 million line of credit. As of October 31, 1997, the Company had no borrowings against this line and a cash balance of $8.3 million.
  On October 31, 1997, the Company's working capital and ratio of current assets to current liabilities were $11.6 million and 2.34 to 1 as compared with $8.4 million and 1.92 to 1 a year ago. This growth in liquidity is net of $1.5 million of payments on long-term debt, $2.0 million of capital expenditures and $1.0 million of treasury stock purchases. The ratio of the long-term debt and ESOP bank loan to shareholders' equity improved to 0.09 to 1 at October 31, 1997 as compared with 0.15 to 1 at October 31, 1996.
  The Company anticipates that capital expenditures in 1998 will approximate $1.0 million. Management believes that cash flow generated from operations, together with the available line of credit, will provide the necessary resources to meet the needs of the Company in the foreseeable future.

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

REVENUES BY PRODUCT CLASSIFICATION (in millions)

The following table sets forth net revenues for the years ended October 31, 1997, 1996 and 1995 from each of the Company's product classifications:

-------------------------------------------------------------------------------------------------------------------------
Year Ended October 31                                       1997                     1996                     1995
-------------------------------------------------------------------------------------------------------------------------
Engineered Air Systems, Inc.:
  Air conditioning and heating systems                $21.7       24.5%        $25.0       30.6%        $33.3       50.8%
  Water and petroleum distribution systems              6.9        7.8          13.4       16.5           3.5        5.4
  Other ground support equipment                       35.8       40.4          20.8       25.5           6.1        9.3
-------------------------------------------------------------------------------------------------------------------------
                                                       64.4       72.7          59.2       72.6          42.9       65.5
Engineered Specialty Plastics, Inc.:
  Custom molded plastic products                       24.2       27.3          22.3       27.4          22.6       34.5
-------------------------------------------------------------------------------------------------------------------------
          Total                                       $88.6      100.0%        $81.5      100.0%        $65.5      100.0%
-------------------------------------------------------------------------------------------------------------------------

                                                                        5  / /

CONSOLIDATED BALANCE SHEETS
------------------------------------------------------------------------------------------------------------
October 31                                                                          1997             1996
------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                       $ 8,313,160      $ 1,415,773
Accounts receivable, net                                                          3,398,973        4,855,330
Contracts in process and inventories, net                                         7,072,377       10,014,627
Refundable income taxes                                                             175,989           88,486
Deferred income taxes                                                             1,062,281          836,625
Prepaid expenses and other assets                                                   185,350          223,943
------------------------------------------------------------------------------------------------------------
Total Current Assets                                                             20,208,130       17,434,784
PROPERTY, PLANT AND EQUIPMENT
Land                                                                                769,798          769,798
Buildings and improvements                                                       10,389,127        9,912,566
Machinery and equipment                                                          17,474,282       15,969,185
Furniture and fixtures                                                              624,078          621,781
------------------------------------------------------------------------------------------------------------
                                                                                 29,257,285       27,273,330
Less accumulated depreciation                                                    14,767,236       13,176,403
------------------------------------------------------------------------------------------------------------
                                                                                 14,490,049       14,096,927
OTHER ASSETS
Cost in excess of net assets acquired, less
  accumulated amortization of $410,396 and $357,996                                 648,370          700,770
Covenant not to compete, less accumulated amortization
  of $934,936 and $734,536                                                           65,064          265,464
Other assets                                                                      1,672,441        1,594,186
------------------------------------------------------------------------------------------------------------
                                                                                  2,385,875        2,560,420
------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                    $37,084,054      $34,092,131
------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current maturities of long-term debt                                            $    73,273      $   786,802
Accounts payable                                                                  5,596,760        5,834,454
Accrued employee compensation                                                     1,342,054        1,408,759
Other liabilities                                                                 1,636,353        1,050,556
------------------------------------------------------------------------------------------------------------
Total Current Liabilities                                                         8,648,440        9,080,571
LONG-TERM DEBT                                                                    1,194,433        1,937,805
DEFERRED INCOME TAXES                                                             2,642,295        2,801,639
ESOP GUARANTEED BANK LOAN                                                           873,300        1,020,900
SHAREHOLDERS' EQUITY
Common Stock, par value $.01 per share; 10,000,000 shares
  authorized; 3,772,573 and 3,687,273 shares issued                                  37,726           36,873
Additional paid-in capital                                                        9,698,665        8,998,489
Retained earnings                                                                18,026,195       13,465,694
------------------------------------------------------------------------------------------------------------
                                                                                 27,762,586       22,501,056
Less ESOP guaranteed bank loan                                                      873,300        1,020,900
Less treasury stock at cost, 598,858 and 522,313 shares                           3,163,700        2,228,940
------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                                       23,725,586       19,251,216
------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                      $37,084,054      $34,092,131
------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

/ /  6

CONSOLIDATED STATEMENTS OF INCOME
---------------------------------------------------------------------------------------------------------
Year Ended October 31                                          1997             1996             1995
---------------------------------------------------------------------------------------------------------
Net revenues                                                $88,570,970      $81,506,943      $65,532,702
Cost of revenues                                             73,816,030       69,093,075       54,787,720
---------------------------------------------------------------------------------------------------------
Gross profit                                                 14,754,940       12,413,868       10,744,982
Selling, general and administrative expense                   7,087,026        6,457,512        5,729,287
---------------------------------------------------------------------------------------------------------
Income from operations                                        7,667,914        5,956,356        5,015,695
Net interest expense                                            (64,032)         434,148          894,633
---------------------------------------------------------------------------------------------------------
Income before income taxes                                    7,731,946        5,522,208        4,121,062
Income tax provision                                          3,093,000        2,208,000        1,648,000
---------------------------------------------------------------------------------------------------------
Net income                                                  $ 4,638,946      $ 3,314,208      $ 2,473,062
---------------------------------------------------------------------------------------------------------
Net income per share                                              $1.39            $1.01             $.75
---------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
----------------------------------------------------------------------------------------------------------
                                    Additional                     ESOP
                         Common      Paid-In      Retained      Guaranteed      Treasury
                          Stock      Capital      Earnings       Bank Loan        Stock          Total
----------------------------------------------------------------------------------------------------------
Balance at October 31,
  1994                   $33,919    $7,670,152   $ 7,773,365    $(1,303,800)   $  (843,576)   $13,330,060
Net income                                         2,473,062                                    2,473,062
Cash dividends                                       (29,337)                                     (29,337)
Exercise of stock
  options                    651       235,158                                                    235,809
Reduction of ESOP
  guaranteed bank loan                                              135,300                       135,300
Purchase of treasury
  stock                                                                           (972,586)      (972,586)
Issuance of treasury
  stock to ESOP                         12,534                                      31,782         44,316
----------------------------------------------------------------------------------------------------------
Balance at October 31,
  1995                    34,570     7,917,844    10,217,090     (1,168,500)    (1,784,380)    15,216,624
Net income                                         3,314,208                                    3,314,208
Cash dividends                                       (65,604)                                     (65,604)
Exercise of stock
  options                  2,303     1,051,464                                                  1,053,767
Reduction of ESOP
  guaranteed bank loan                                              147,600                       147,600
Purchase of treasury
  stock                                                                           (471,382)      (471,382)
Issuance of treasury
  stock to ESOP                         29,181                                      26,822         56,003
----------------------------------------------------------------------------------------------------------
Balance at October 31,
  1996                    36,873     8,998,489    13,465,694     (1,020,900)    (2,228,940)    19,251,216
Net income                                         4,638,946                                    4,638,946
Cash dividends                                       (78,445)                                     (78,445)
Exercise of stock options    853       628,581                                                    629,434
Reduction of ESOP
  guaranteed bank loan                                              147,600                       147,600
Purchase of treasury
  stock                                                                           (957,091)      (957,091)
Issuance of treasury
  stock to ESOP                         71,595                                      22,331         93,926
----------------------------------------------------------------------------------------------------------
Balance at October 31,
  1997                   $37,726    $9,698,665   $18,026,195    $  (873,300)   $(3,163,700)   $23,725,586
----------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                                                                        7  / /

CONSOLIDATED STATEMENTS OF CASH FLOWS
------------------------------------------------------------------------------------------------------
Year Ended October 31                                1997               1996                1995
------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES
Net income                                        $ 4,638,946        $ 3,314,208         $ 2,473,062
Adjustments to reconcile net income
  to net cash provided by operations:
  Depreciation and amortization                     1,897,832          1,849,807           1,894,869
  Deferred income taxes                              (385,000)          (385,000)            (24,000)
  Gain on disposal of assets                                             (20,339)
------------------------------------------------------------------------------------------------------
Cash provided before changes
  in operating assets and liabilities               6,151,778          4,758,676           4,343,931
Changes in operating assets and liabilities:
  Accounts receivable                               1,456,357         (1,344,734)          2,103,628
  Contracts in process and inventories              2,942,250          2,102,852          (2,573,035)
  Accounts payable                                   (237,694)        (1,868,487)          2,997,574
  Current income taxes                                (87,503)          (166,635)           (515,768)
  Net changes in other assets and liabilities         522,524             55,647             254,486
------------------------------------------------------------------------------------------------------
  Net cash provided by operations                  10,747,712          3,537,319           6,610,816
------------------------------------------------------------------------------------------------------
CASH FLOW FROM INVESTING ACTIVITIES
Additions to property, plant and equipment         (1,987,322)        (1,145,395)           (908,795)
Proceeds from sale of property, plant and
  equipment                                                              102,421              73,100
------------------------------------------------------------------------------------------------------
  Net cash used in investing activities            (1,987,322)        (1,042,974)           (835,695)
------------------------------------------------------------------------------------------------------
CASH FLOW FROM FINANCIAL ACTIVITIES
Payments under line-of-credit agreement                               (1,124,041)         (3,918,358)
Payments of long-term debt                         (1,456,901)          (857,921)         (1,121,788)
Exercise of stock options                             629,434          1,053,767             235,809
Purchase of treasury stock                           (957,091)          (471,382)           (972,586)
Cash dividends                                        (78,445)           (65,604)            (29,337)
------------------------------------------------------------------------------------------------------
  Net cash used in financing activities            (1,863,003)        (1,465,181)         (5,806,260)
------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash
  equivalents                                       6,897,387          1,029,164             (31,139)
Cash and cash equivalents at beginning of year      1,415,773            386,609             417,748
------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR          $ 8,313,160        $ 1,415,773         $   386,609
------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

/ /  8

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

Revenue is recognized by ESP when products are shipped. Allowances for anticipated doubtful accounts are provided based on historical experience and evaluation of specific accounts. The allowance for doubtful accounts was $283,000 and $271,000 at October 31, 1997 and 1996, respectively.

Contracts in Process and Inventories: Contracts in process and inventories represent accumulated contract costs, estimated earnings thereon based upon the percentage of completion method and contract inventories reduced by the contract value of delivered items of Engineered Air. Inventories of ESP are valued at the lower of cost or market using the first-in, first-out method.

Accumulated contract costs and inventories are stated at actual costs incurred and consist of direct engineering, production, tooling, applicable overhead and other costs (excluding selling, general and administrative costs which are charged against income as incurred). Title to or a security interest in certain items included in contracts in process and inventories is vested in the U.S. government by reason of the progress payment provisions of related contracts. In accordance with industry standards, contracts in process and inventories related to long-term contracts are classified as current assets although a portion may not be realized within one year.

Property, Plant and Equipment: Property, plant and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives, which range from 3 to 30 years.

Income Taxes: The provision for income taxes is based on earnings reported in the financial statements. Deferred income taxes are provided for the tax effects of temporary differences between financial and income tax reporting.

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

Net Income Per Share: Net income per share for 1997, 1996 and 1995 is based on the weighted average number of common and common equivalents shares outstanding of 3,341,319, 3,278,003 and 3,302,574, respectively. Common stock equivalents represent common stock options as computed based on the treasury stock method. Primary and fully diluted earnings per share are substantially the same for each of the years presented.

Beginning in 1998, the Company will be subject to the provisions of Statement of Financial Accounting Standards No. 128 "Earnings Per Share" (SFAS 128) that was adopted by the Financial Accounting Standards Board in February 1997. SFAS 128, which is effective for financial statements issued for periods ending after December 15, 1997, simplifies the standards for computing earnings per share and makes them comparable to international earnings per share standards.

Impairment of Long-Lived Assets: Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and the carrying value of the asset.

Industry Information: Engineered Air operates predominately in one segment--military ground support equipment--and substantially all of its revenues are related to contracts with the U.S. government. ESP manufactures and sells made-to-order injection molded plastic products, and manufactures and distributes a proprietary line of kitchen and bathroom faucets.

                                                                        9  / /

NOTE B -- ACCOUNTS RECEIVABLE
Accounts receivable includes amounts due from the U.S. government of $1,561,696 and $2,953,619 at October 31, 1997 and 1996, respectively.


NOTE C -- CONTRACTS IN PROCESS AND INVENTORIES
Contracts in process and inventories are comprised of the following:

----------------------------------------------------------------------------------------------
October 31                                                 1997                        1996
----------------------------------------------------------------------------------------------
Raw materials                                          $1,535,860                  $ 1,643,824
Work-in-process                                           167,043                      142,604
Finished goods                                            804,956                      557,900
Inventories substantially applicable to government
  contracts in process, reduced by progress payments
  of $9,333,930 and $17,619,487                         4,564,518                    7,670,299
----------------------------------------------------------------------------------------------
                                                       $7,072,377                  $10,014,627
----------------------------------------------------------------------------------------------

Contracts in process and inventories at October 31, 1997 and 1996 include estimated revenue of $12,204,000 and $8,619,000, respectively, representing accumulated contract costs and related estimated earnings on uncompleted government contracts.


NOTE D -- NOTES PAYABLE AND LONG-TERM DEBT
The Company has a loan agreement with a bank, expiring in 1998, which provides a $6,400,000 revolving credit line. The amount of the revolving credit borrowing cannot exceed the lesser of a calculated borrowing base or $6,400,000. The borrowing base is determined by applying specified percentages to qualified inventories and accounts receivable balances. The bank credit agreement also provides for a term loan. Borrowings under the revolving credit line and the term loan bear interest at the bank's prime rate. No compensating balance is required or maintained related to the credit agreement. As of October 31, 1997, the Company had $6,400,000 of unused credit related to this agreement. In addition, ESP has an installment note with the Arkansas Teachers Retirement Fund.

Long-term debt consists of:

--------------------------------------------------------------------------------------------------
October 31                                                      1997                        1996
--------------------------------------------------------------------------------------------------
Installment note, 8.0%, payable in monthly installments
  of $14,335 including interest, with a final payment
  of $1,029,400 in 2001                                     $1,267,706                  $1,335,363
Term loan, prime rate, payable in monthly
  installments of $60,402 plus interest                                                  1,389,244
--------------------------------------------------------------------------------------------------
                                                             1,267,706                   2,724,607
Less current maturities                                         73,273                     786,802
--------------------------------------------------------------------------------------------------
                                                            $1,194,433                  $1,937,805
--------------------------------------------------------------------------------------------------

The Company has guaranteed a bank term loan for the Engineered Support Systems, Inc. Employee Stock Ownership Plan (ESOP). As loan payments are made, shares which had been purchased with proceeds from the loan, are released and allocated to participant accounts. The bank holds the unallocated shares as collateral for the loan. The loan, which matures in August 2003, bears interest at the bank's prime rate and is payable in monthly installments of $12,300 plus interest. Under the terms of the loan agreement, the Company is required to make contributions to the ESOP in an amount no less than the amount sufficient to fund the monthly installments.

Borrowings under the revolving credit agreement, the bank term loan and the ESOP loan are secured by substantially all assets of the Company, Engineered Air and ESP and are guaranteed by the Company. The revolving credit agreement contains restrictive covenants relating to net worth, debt to net worth, minimum operating cash flow, and operating cash flow to fixed charges. At October 31, 1997, the Company was in compliance with all restrictive covenants of its credit agreement.

/ /  10

Annual principal payments of long-term debt are as follows:

--------------------------------------------------------------------------------------
Year Ended October 31
--------------------------------------------------------------------------------------
1998                                                                        $   73,273
1999                                                                            72,641
2000                                                                            85,109
2001                                                                         1,036,683
--------------------------------------------------------------------------------------
                                                                            $1,267,706
--------------------------------------------------------------------------------------

Interest paid was $158,000, $531,000 and $958,000 in 1997, 1996 and 1995,
respectively.

NOTE E -- INCOME TAXES
The income tax provision is comprised of the following:

--------------------------------------------------------------------------------------------------------------
Year Ended October 31                                          1997               1996               1995
--------------------------------------------------------------------------------------------------------------
Current:
  Federal                                                   $3,170,000         $2,380,000         $1,554,000
  State                                                        308,000            213,000            118,000
--------------------------------------------------------------------------------------------------------------
                                                             3,478,000          2,593,000          1,672,000
--------------------------------------------------------------------------------------------------------------
Deferred:
  Federal                                                     (327,000)          (327,000)           (20,000)
  State                                                        (58,000)           (58,000)            (4,000)
--------------------------------------------------------------------------------------------------------------
                                                              (385,000)          (385,000)           (24,000)
--------------------------------------------------------------------------------------------------------------
                                                            $3,093,000         $2,208,000         $1,648,000
--------------------------------------------------------------------------------------------------------------

The deferred income tax provision (benefit) results from the following temporary differences:

-------------------------------------------------------------------------------------------------------------
Year Ended October 31                                          1997               1996               1995
-------------------------------------------------------------------------------------------------------------
Uncompleted contracts                                        $ (23,000)         $(332,000)         $ (37,000)
Depreciation                                                  (229,000)            18,000           (118,000)
Contributions to employee benefit plans                        (60,000)           (56,000)            94,000
Other, net                                                     (73,000)           (15,000)            37,000
-------------------------------------------------------------------------------------------------------------
                                                             $(385,000)         $(385,000)         $ (24,000)
-------------------------------------------------------------------------------------------------------------

Deferred tax assets (liabilities) are comprised of the following:

--------------------------------------------------------------------------------------------
October 31                                                     1997                1996
--------------------------------------------------------------------------------------------
Depreciation                                                $(3,040,000)        $(3,082,000)
Contract revenue                                                460,000             410,000
Employee benefits                                               354,000             274,000
Asset reserves                                                  268,000             197,000
Net operating loss and tax credit carryforwards                 273,000             273,000
Other                                                           105,000             (37,000)
--------------------------------------------------------------------------------------------
                                                            $(1,580,000)        $(1,965,000)
--------------------------------------------------------------------------------------------

A reconciliation between the income tax provision and the annual amount computed by applying the statutory federal income tax rate to income before income taxes is as follows:

-------------------------------------------------------------------------------------------------------------
Year Ended October 31                                           1997               1996               1995
-------------------------------------------------------------------------------------------------------------
Income tax provision at statutory federal rate               $2,629,000         $1,878,000         $1,401,000
State income taxes and other, net                               464,000            330,000            247,000
-------------------------------------------------------------------------------------------------------------
                                                             $3,093,000         $2,208,000         $1,648,000
-------------------------------------------------------------------------------------------------------------

                                                                        11  / /

Income taxes paid were $3,228,000, $2,239,000 and $2,072,000 in 1997, 1996 and
1995, respectively.

As of October 31, 1997, the Company had net operating loss carryforwards of approximately $16,000 available to offset future taxable income, and investment and targeted jobs tax credit carryforwards of approximately $266,000 available to offset future federal income taxes which would otherwise be payable. These carryforwards, which relate to ESP, expire in 2003. The Company expects the carryforwards to be fully utilized and, accordingly, has recorded a deferred tax asset relating to the carryforwards.

NOTE F -- LEASES
The Company leases manufacturing facilities, data processing equipment and office equipment under non-cancelable operating leases. Rental expense for all operating leases was $287,000, $350,000 and $307,000 in 1997, 1996 and 1995,
respectively.

Future minimum payments under non-cancelable operating leases with initial or remaining terms of one year or more are as follows:

------------------------------------------------------------------------------------
Year Ended October 31
------------------------------------------------------------------------------------
1998                                                                        $188,000
1999                                                                         123,000
2000                                                                          61,000
2001                                                                          14,000
------------------------------------------------------------------------------------
                                                                            $386,000
------------------------------------------------------------------------------------

NOTE G -- SHAREHOLDERS' EQUITY
The Company has established plans whereby options may be granted to employees and directors of the Company to purchase shares of the Company's common stock. Options granted are at an option price equal to the market value on the date the option is granted. Subject to continuation of employment, all options must be exercised within five years from the date of grant and are exercisable at any time during this period. As of October 31, 1997, 275,025 shares of unissued common stock were authorized and reserved for outstanding options, which had a weighted average remaining contractual life of 3.0 years at that date.

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for the stock option plans. Accordingly, no compensation expense has been recognized for stock option awards. Had compensation expense for the Company's stock option awards been determined based upon their grant date fair value consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS
123), the Company's net income would have been reduced by $219,000, or $.07 per share, in 1997 and $143,000, or $.04 per share, in 1996. The fair value of options at the grant date was estimated using the Black-Scholes model with an expected life of 3.6 years, volatility of 42% and a dividend yield of 0.17% for both 1997 and 1996. The weighted average interest rate used was 6.06% for 1997 and 5.48% for 1996. The weighted average fair value of options granted in 1997 and 1996 was $3.80 and $2.48, respectively.

Transactions involving the stock option plans are as follows:

------------------------------------------------------------------------------------------------------
                                                              Shares          Price per share
------------------------------------------------------------------------------------------------------
Outstanding at October 31, 1995                              365,312          $1.31      to      $5.75
Options exercised                                           (230,312)         $1.31      to      $6.88
Options granted                                               96,500          $6.13      to      $9.63
Options canceled                                             (18,000)         $1.88      to      $4.25
------------------------------------------------------------------------------------------------------
Outstanding at October 31, 1996                              213,500          $1.88      to      $9.63
Options exercised                                            (85,300)         $1.50      to     $12.38
Options granted                                               96,000          $9.75      to     $12.38
------------------------------------------------------------------------------------------------------
Outstanding at October 31, 1997                              224,200          $1.88      to     $12.38
------------------------------------------------------------------------------------------------------

/ /  12

NOTE H -- RETIREMENT PLANS
Engineered Air has a non-contributory defined benefit pension plan covering substantially all full-time employees covered by a collective bargaining agreement. The Company's funding policy is to make annual contributions to the pension plan sufficient to fund the normal cost, including amortization of prior service cost, over a period of 15 years. A summary of the components of net periodic pension cost for the defined benefit plan is as follows:

-----------------------------------------------------------------------------------------------------------
Year Ended October 31                                         1997              1996              1995
----------------------------------------------------------------------------------------------------------
Service cost                                                $ 140,000         $ 133,600         $ 113,100
Interest cost on projected benefit obligation                 306,000           261,300           242,800
Actual return on plan assets                                 (365,000)         (288,200)         (430,200)
Net amortization and deferral                                  53,800            28,300           191,600
----------------------------------------------------------------------------------------------------------
Total pension expense                                       $ 134,800         $ 135,000         $ 117,300
----------------------------------------------------------------------------------------------------------

Assumptions used in accounting for the defined benefit plan in 1997, 1996 and 1995 were a weighted average discount rate of 7.5 percent, 7.75 percent and
7.25 percent, respectively, and an expected long-term rate of return on assets of 9.0 percent.

The following table sets forth funded status and amounts recognized in the consolidated balance sheets for the defined benefit pension plan:

----------------------------------------------------------------------------------------------
October 31                                                     1997                   1996
----------------------------------------------------------------------------------------------
Actuarial present value of benefit obligation:
  Vested benefit obligation                                 $4,415,000             $3,758,400
  Non-vested benefit obligation                                186,000                216,000
----------------------------------------------------------------------------------------------
  Accumulated benefit obligation                            $4,601,000             $3,974,400
----------------------------------------------------------------------------------------------
Plan assets at fair value--primarily listed common stocks,
  bonds and U.S. government securities                      $4,893,000             $4,204,400
Projected benefit obligation                                 4,601,000              3,974,400
----------------------------------------------------------------------------------------------
Plan assets in excess of projected benefit obligation          292,000                230,000
Unrecognized net gain                                         (192,400)              (195,500)
Unrecognized prior service cost                                274,100                313,500
Unrecognized net obligation at November 1, 1986, net of
  amortization                                                   8,000                 22,000
----------------------------------------------------------------------------------------------
Net pension asset recognized in consolidated balance sheets $  381,700             $  370,000
----------------------------------------------------------------------------------------------

The Company has an Employee Stock Ownership Plan (ESOP) covering all salaried employees of Engineered Air, all non-salaried employees of Engineered Air who are not covered by a collective bargaining agreement and all employees of ESP. The ESOP provides for a matching contribution by the Company of no less than 25% of each employee's contributions up to a maximum of 6% of the employee's earnings. The Company also makes discretionary annual contributions in an amount no less than the amount sufficient to pay the monthly installments of the ESOP bank loan. All employee and employer contributions to the ESOP are 100 percent vested. The Company has recorded expenses based on contributions to the ESOP for the years ended October 31, 1997, 1996 and 1995 of $377,000, $293,000 and $311,000, respectively. Interest payments on the ESOP bank loan were $81,000, $93,000 and $121,000 in 1997, 1996 and 1995, respectively. The Company accounts for ESOP shares under the cash payment method. All ESOP shares are considered outstanding for purposes of computing net income per share.

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

Approximately 82%, 79% and 78%, respectively, of 1997, 1996 and 1995 consolidated revenues were from two customers--71%, 73% and 63%, respectively, from the U.S. government and 11%, 6% and 15%, respectively, from another customer. The Company's export net sales and intersegment net sales are not significant.

                                                                        13  / /

Information by industry segment is summarized as follows:

---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
Year Ended October 31                                          1997             1996             1995
---------------------------------------------------------------------------------------------------------
Net Revenues:
  Military Ground Support Equipment                         $64,397,161      $59,179,141      $42,892,939
  Custom Molded Plastic Products                             24,173,809       22,327,802       22,639,763
---------------------------------------------------------------------------------------------------------
      Total                                                 $88,570,970      $81,506,943      $65,532,702
---------------------------------------------------------------------------------------------------------
Income from Operations:
  Military Ground Support Equipment                         $ 5,577,402      $ 5,087,705      $ 4,029,748
  Custom Molded Plastic Products                              2,090,512          868,651          985,947
---------------------------------------------------------------------------------------------------------
      Total                                                 $ 7,667,914      $ 5,956,356      $ 5,015,695
---------------------------------------------------------------------------------------------------------
Identifiable Assets:
  Military Ground Support Equipment                         $24,255,029      $21,033,652      $20,007,390
  Custom Molded Plastic Products                             12,829,025       13,058,479       13,784,222
---------------------------------------------------------------------------------------------------------
      Total                                                 $37,084,054      $34,092,131      $33,791,612
---------------------------------------------------------------------------------------------------------
Depreciation and Amortization Expense:
  Military Ground Support Equipment                         $   833,008      $   746,581      $   719,474
  Custom Molded Plastic Products                              1,064,824        1,103,226        1,175,395
---------------------------------------------------------------------------------------------------------
      Total                                                 $ 1,897,832      $ 1,849,807      $ 1,894,869
---------------------------------------------------------------------------------------------------------
Capital Expenditures:
  Military Ground Support Equipment                         $   583,561      $ 1,035,240      $   212,624
  Custom Molded Plastic Products                              1,403,761          110,155          696,171
---------------------------------------------------------------------------------------------------------
      Total                                                 $ 1,987,322      $ 1,145,395      $   908,795
---------------------------------------------------------------------------------------------------------

NOTE J -- CONTINGENCIES
As a government contractor, Engineered Air is continually subjected to audit by various agencies of the U.S. government to determine compliance with various procurement laws and regulations. As a result of such audits and as part of the normal business operations of Engineered Air and of ESP, various claims and charges are asserted against the Company. It is not possible at this time to predict the outcome of all such actions. However, management is of the opinion that it has good defenses against such actions and believes that none of these matters will have a material effect on the consolidated financial position or the results of operations of the Company.

/ /  14

/ / REPORT OF INDEPENDENT ACCOUNTANTS

  To the Board of Directors and Shareholders of Engineered Support Systems, Inc.

  In our opinion, the accompanying consolidated balance sheets and related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Engineered Support Systems, Inc. and its subsidiaries at October 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ Price Waterhouse LLP

Price Waterhouse LLP
St. Louis, Missouri
December 5, 1997

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

                                                                        15  / /

/ / SUPPLEMENTAL INFORMATION

The table below presents unaudited quarterly financial information in thousands, except for per share data, for the years ended October 31, 1997 and 1996:

                                                               Quarter Ended
-------------------------------------------------------------------------------------------------------------------
                            January 31               April 30                 July 31               October 31
-------------------------------------------------------------------------------------------------------------------
                          1997        1996        1997        1996        1997        1996        1997        1996
Net revenues            $20,731     $17,047     $22,851     $18,924     $23,926     $21,623     $21,063     $23,913
-------------------------------------------------------------------------------------------------------------------
Gross profit              3,115       2,480       3,679       2,968       4,074       3,264       3,887       3,702
-------------------------------------------------------------------------------------------------------------------
Net income                  803         486       1,098         717       1,298         916       1,440       1,195
-------------------------------------------------------------------------------------------------------------------
Net income per share        .24         .15         .33         .22         .39         .28         .43         .36
-------------------------------------------------------------------------------------------------------------------

MARKET DATA
The Company's common stock trades on the NASDAQ Stock Market under the symbol EASI. As of December 31, 1997, the approximate number of common shareholders was 2,000. The following table sets forth the high and low stock prices for each quarter as provided by the NASDAQ Stock Market.

---------------------------------------------------------------------
                                    1997                 1996
---------------------------------------------------------------------
                                HIGH        LOW       HIGH       LOW
---------------------------------------------------------------------
Quarter Ended:
January 31                     $15.50     $ 9.63     $ 7.00     $5.75
April 30                        14.75      10.63       7.88      6.50
July 31                         20.00      11.00       8.13      7.13
October 31                      29.00      17.00      12.38      7.25
---------------------------------------------------------------------

DIVIDENDS
The Board of Directors initiated a semi-annual dividend program in 1995. The most recently declared dividend was in the amount of $.0135 per share payable January 30, 1998 to shareholders of record on December 31, 1997.

/ / CORPORATE INFORMATION

TRANSFER AGENT AND REGISTRAR
ChaseMellon Shareholder Services
200 North Broadway
St. Louis, MO 63102

INDEPENDENT ACCOUNTANTS
Price Waterhouse LLP
One NationsBank Plaza
St. Louis, MO 63101

LEGAL COUNSEL
Bearden, Mattern, Breckenridge,
  Washburn, Gidlow and Kazanas LLC
1034 S. Brentwood Boulevard
St. Louis, MO 63117

ANNUAL MEETING
March 10, 1998
10:00 A.M. at the offices of the Company
1270 North Price Road
St. Louis, MO 63132

FORM 10-K
A copy of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission is available upon written request to:
Investor Relations
Engineered Support Systems, Inc.
1270 North Price Road
St. Louis, MO 63132

/ /  16

/ / DIRECTORS AND OFFICERS

DIRECTORS
ENGINEERED SUPPORT SYSTEMS, INC.

Michael F. Shanahan Sr.
Chairman, President and Chief Executive Officer

John J. Wichlenski
President and Chief Executive Officer
Engineered Air Systems, Inc.

W. Raymond Barrett
President
Bio-Medical Systems, Inc.

Alexander M. Cornwell Jr.
President
Cornwell Consulting

Thomas J. Guilfoil
Partner
Guilfoil, Petzall & Shoemake

LTG Kenneth E. Lewi
U.S. Army, Retired

Michael F. Shanahan Jr.
Lockton Companies

Earl E. Walker
President
Carr Lane Manufacturing Company

Earl W. Wims
Chairman
Marketing Horizons, Inc.

MANAGEMENT
ENGINEERED SUPPORT SYSTEMS, INC.

Michael F. Shanahan Sr.
Chairman, President and
Chief Executive Officer

Gary C. Gerhardt
Executive Vice President
and Chief Financial Officer

MANAGEMENT
ENGINEERED AIR SYSTEMS, INC.

Michael F. Shanahan Sr.
Chairman

John J. Wichlenski
President and Chief
Executive Officer

Gary C. Gerhardt
Executive Vice President
and Chief Financial Officer

Ronald W. Davis
Vice President-Marketing

Michael W. Donnelly
Vice President-Manufacturing

Dan D. Jura
Vice President-Sales

Terrence E. Lyles
Vice President-Purchasing

E. Allen Springer
Vice President-Engineering

David P. Walsh
Vice President-Quality Assurance

MANAGEMENT
ENGINEERED SPECIALTY PLASTICS, INC.

Michael F. Shanahan Sr.
Chairman

Gary C. Gerhardt
Executive Vice President
and Chief Financial Officer

John E. Capeless
Vice President and
General Manager