Form 10-K, Exhibit 13
period 1998-10-31
ENGINEERED SUPPORT SYSTEMS INC
filed 1999-01-29
CIK 772891

              / /CONTENTS

              Letter to the Shareholders.................1

              Management's Discussion
              and Analysis...............................3

              Consolidated Financial
              Statements.................................6

              Supplemental Information..................16

              Directors and
              Officers...................INSIDE BACK COVER

SUMMARY OF SELECTED FINANCIAL DATA  In thousands, except for per share data
------------------------------------------------------------------------------------------------------------------
Year Ended October 31                                   1998         1997         1996         1995         1994
------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS:
Net revenues                                           $96,973      $88,571      $81,507      $65,533      $56,619
Gross profit                                            22,630       14,755       12,414       10,745        8,145
Income from operations                                  10,242        7,668        5,936        5,016        2,085
Net interest expense (income)                            1,474          (64)         434          895          828
Income before income taxes                               9,647        7,732        5,522        4,121        1,257
Income tax provision                                     3,858        3,093        2,208        1,648          502
Net income                                               5,789        4,639        3,314        2,473          755
------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION:
Working capital                                        $18,210      $11,560      $ 8,354      $ 4,700      $ 3,120
Property, plant and equipment, net                      25,065       14,490       14,097       14,601       15,290
Total assets                                            92,160       37,084       34,092       33,792       34,386
Long-term debt and ESOP bank loan                       37,505        2,068        2,959        3,924        5,152
Shareholders' equity                                    30,166       23,726       19,251       15,217       13,330
------------------------------------------------------------------------------------------------------------------
PER SHARE DATA:
Earnings (basic)                                         $1.21         $.98      $   .72      $   .54      $   .15
Earnings (diluted)                                        1.16          .94          .68          .51          .14
Dividends                                                  .03          .02          .01          .01          .00
Shareholders' equity                                      6.22         4.98         4.06         3.40         2.81
Net revenues                                             19.43        17.88        16.70        13.39        10.68
------------------------------------------------------------------------------------------------------------------
BACKLOG OF DEFENSE ORDERS:
Funded backlog                                         $80,801      $44,114      $90,722      $90,385      $77,856
Government options on funded backlog                   319,575      155,039      153,795      100,172      153,668
------------------------------------------------------------------------------------------------------------------

/ /LETTER TO THE SHAREHOLDERS

Dear Shareholder:

  1998 was an exciting year for Engineered Support Systems, Inc. The Company's long-standing defense subsidiary substantially completed development on two major contracts. A strategic acquisition secured the talents and facilities of this subsidiary's heretofore most significant competitor. A second acquisition allowed the Company to broaden its product offerings to the U.S. Navy, a military branch not previously served by either the existing or acquired defense operations. And finally, the Company's commercial plastics subsidiary turned in another outstanding performance. As in each of the prior two years, the Company's net revenues, net income and earnings per share increased to record levels. However, the most exciting part of our 1998 results lies in the fact that the Company enters 1999 in a stronger financial, operating and strategic position than at any point in our history.

SUMMARY OF 1998

  The Company reported net income of $5,789,000, or $1.16 per diluted common share, on revenues of $97.0 million. This compares with net income of $4,639,000, or $.94 per diluted common share, on revenues of $88.6 million in 1997. (All per share amounts give effect to a 3-for-2 stock split completed by the Company on June 26, 1998).

  Net revenues and operating income from military support and related industrial/commercial equipment increased 9% and 26%, respectively, from the prior year. These results represent the operations of three of the Company's four subsidiaries: Engineered Air Systems, Inc. (Engineered Air), Keco Industries, Inc. (Keco) and Engineered Coil Company, d/b/a Marlo Coil (Marlo
Coil). Much of Engineered Air's efforts in 1998 were focused on the development of two key contracts: the Chemical and Biological Protected Shelter System (CBPSS) and the Chemically/Biologically Hardened Air Management Plant (CHAMP). These two programs represent $116 million, or 29%, of the Company's total funded and unfunded backlog of defense orders at October 31, 1998. Both contracts enter full-scale production in 1999. In addition, we believe that significant market potential exists for chemical and biological defense systems and related products, such as the CBPSS and CHAMP, because of the growing awareness of the threat of chemical and biological warfare and terrorism.

  In February 1998, Engineered Coil Company, a wholly-owned subsidiary of the Company, acquired substantially all of the net assets of Nuclear Cooling, Inc., d/b/a Marlo Coil, a manufacturer of heat transfer and air movement equipment used by the U.S. Navy, as well as industrial and commercial customers. Acquired for $25.4 million, Marlo Coil generated net revenues of $21.7 million for the nine months of 1998 during which it was owned by the Company. Marlo Coil provides not only solid and consistent operating results, but also the opportunity for the Company to broaden its product offerings to the U.S. Navy, Military Sealift Command and Coast Guard, customers not currently served by the Company's other subsidiaries.

  Keco was acquired for $26.7 million in June 1998, thereby enhancing the Company's position as a significant supplier of ground support equipment to the Department of Defense (DoD). Keco's net revenues totaled $14.8 million for the four-month period of 1998 during which it was owned by the Company. In addition to significant operational synergies, the Keco acquisition also brings with it the largest contract in the Company's history. The contract for Field Deployable Environmental Control Units (FDECU) entered production in the fourth quarter of 1998 and represents $147 million, or 37%, of the Company's total funded and unfunded backlog of defense orders at October 31, 1998.

  While the acquisitions of Marlo Coil and of Keco have been immediately accretive to earnings per share, we believe that both transactions add significant long-term value to our shareholders. Because of the DoD's continuing emphasis on "best value buying", whereby production quality and engineering/design capabilities are emphasized, we believe the Company will continue to be recognized as a preferred supplier during contract procurement particularly in light of the added capabilities and streamlined cost structures resulting from the two acquisitions.

  Net revenues and operating income from the custom molded plastic products operations of Engineered Specialty Plastics, Inc. (ESP) increased 12% and 53%, respectively, to record levels in 1998. The significant earnings gain is primarily a result of increased capacity utilization. During the year, ESP invested $1.0 million in new equipment, primarily for two molding machines with 1200 and 610 tons of clamp pressure, respectively. The additional machines were added to handle strong customer demand, which the Company anticipates will continue through 1999 and beyond.

BALANCE SHEET RESHAPED

  In order to finance the Marlo Coil and Keco acquisitions, the Company amended its existing bank credit agreement in March 1998 to provide a $45.0 million term loan and a $10.0 million revolving credit facility. The amended agreement provides for a more favorable interest rate and for a five-year repayment schedule on the term loan. As of October 31, 1998, the Company had a term loan balance of $44.0 million after initiating principal payments in September, no borrowings under the revolving credit facility and a cash balance of $5.8 million. Although total debt, including the ESOP guaranteed bank loan, represented 48.5% of total assets at October 31, 1998 versus 5.8% in the prior year, the Company believes that operational cash flows will be more than sufficient to service the existing debt. In this regard, the Company generated free cash flow (net income plus non-cash items less capital expenditures) of $7.4 million in 1998 compared to $4.2 million in 1997. Free cash flow is expected to increase significantly in future years as operational results for Marlo Coil and Keco are included for the entire period, and as defense production levels increase primarily as a result of the FDECU, CBPSS and CHAMP contracts.

 Working capital increased to $18.2 million at October 31, 1998 from $11.6 million in the prior year and the current ratio remained strong at 1.83 to 1 at October 31, 1998. A portion of the working capital increase was due to $2.6 million of proceeds generated from the sale of property, plant and equipment, primarily a facility previously leased to an unrelated third party. (An after-tax gain on the sale of these assets totaling $0.5 million, or $.11 per share, is included in 1998 net income). Total shareholders' equity increased to $30.2 million, or $6.22 per share, at October 31, 1998 compared to $23.7 million, or $4.98 per share, at October 31, 1997.

ACQUISITION STRATEGY

  We continue to believe that significant opportunities exist for consolidation within the defense industry. The acquisitions of Marlo Coil and Keco have allowed the Company to broaden our product lines and diversify our existing customer base, while realizing cost savings from process improvements, greater purchasing power and the elimination of duplicative costs. We will continue to pursue strategic acquisitions within the defense industry. However, any acquisition consummated by the Company must provide both accretion to earnings per share and long-term shareholder value.

  I would like to congratulate all of our employees and directors for another outstanding performance in 1998. Your efforts have rewarded our shareholders with an average annual return of 50.9% for the seven-year period ended December 31, 1998. I look forward to the challenge of continuing to provide significant shareholder value in the years to come.

Sincerely,

/s/ Michael F. Shanahan Sr.

Michael F. Shanahan, Sr.
Chairman of the Board, President
and Chief Executive Officer

                                                                          1 / /

/ /THE COMPANY

Engineered Support Systems, Inc. is a leading designer and manufacturer of military support equipment and related products for the United States armed forces. The Company also manufactures specialized commercial and industrial air handling equipment, as well as injection molded plastic products. Existing subsidiaries include Engineered Air Systems, Inc. (Engineered Air), Keco Industries, Inc. (Keco), Engineered Coil Company, d/b/a Marlo Coil (Marlo Coil) and Engineered Specialty Plastics, Inc. (ESP). Engineered Air, a manufacturer of military support equipment based in St. Louis, Missouri, was formed on December 24, 1981 and on March 30, 1982 acquired certain assets and liabilities of the Defense Systems Division of Allis-Chalmers Corporation. ESP was acquired on March 9, 1993. This subsidiary, located in Hot Springs, Arkansas, manufactures injection molded plastic products and manufactures and distributes a proprietary line of plastic faucets. On February 1, 1998, Engineered Coil Company acquired substantially all of the net assets of Nuclear Cooling, Inc., d/b/a Marlo Coil, a manufacturer of heat transfer and air movement equipment located in High Ridge, Missouri. Marlo Coil's products are sold to the U.S. Navy through prime contractors, as well as to commercial and industrial customers. On June 24, 1998, the Company acquired all of the outstanding stock of Keco, which has operations in Florence, Kentucky and Blue Ash, Ohio. Like Engineered Air, Keco designs and manufactures military support equipment.

MILITARY PRODUCTS

  The Company's military support equipment is designed for rapid deployment to remote locations and to meet stringent requirements with respect to durability, reliability and portability that generally exceed standards for equipment manufactured for commercial applications. While at any time the Company's revenues depend upon several major contracts, over the last five years the Company has provided over 40 distinct products to the Department of Defense
(DoD). The Company classifies its military products into five general categories:

/ / Chemical and biological defense systems, which include the Chemical and Biological Protected Shelter System (CBPSS), a contamination-free, environmentally-controlled mobile field medical facility; the Micro-Climatic Conditioning System (MCS), an on-board air filtration system for Paladin tanks; and the Sanator/M-17, a lightweight chemical and biological decontamination system.

/ / Environmental control systems, which include the Chemically/Biologically
    Hardened Air Management Plant (CHAMP), initially designed for use by the U.S. Air Force in chemically and biologically hardened air transportable hospitals; the B-1B/B-2 and the C-5/MA-3D Flight Line Air Conditioners, which are used to cool aircraft avionics and electronics systems during pre-flight and post-flight checkouts and repairs; Field Deployable Environmental Control Units (FDECU), which is a field deployable heat pump for use in cooling, heating, dehumidifying, filtering and circulating air for portable shelters, tents and vans; and fan coil units and assemblies, air handling units, coils, product coolers and refrigeration plants for use aboard U.S. Navy ships and military sealift and Coast Guard vessels.

/ / Petroleum and water systems, which include petroleum storage, distribution and refueling equipment; water storage and distribution equipment; Airmobile and Semi-trailer Mounted Petroleum Test Laboratories; and Reverse Osmosis Water Purification Units (ROWPU), durable, mobile water purification systems which provide safe drinking water, primarily to forces in the field.

/ / Containerized systems, which include Quadcon containers, transportable and connectable containers for multi-use storage or transportation of bulk products and a number of refrigerated container products.

/ / General support equipment, which include the Aviation and Ground Power Unit
    (AGPU), a mobile self-contained, turbine driven ground power unit that provides electrical, hydraulic and pneumatic power to aircraft on the flight line; portable field latrines, laundry, shower and shave facilities for use by forward deployed combat units; and deployable fire protection systems.

COMMERCIAL AND INDUSTRIAL PRODUCTS

  Marlo Coil has been able to capitalize on its naval contracting experience to design and manufacture a broad range of air handling and heat transfer equipment for commercial and industrial applications. Such applications include commercial and institutional buildings, civilian marine applications, and pharmaceutical, semiconductor and telecommunications clean rooms.

  ESP engineers and manufactures injection molded custom and specialty plastic products for consumer and industrial markets. These products include housewares, food handling totes, storage containers, medical devices, automotive equipment, plastic components for computer terminals and telecommunications equipment and a proprietary line of nonmetallic faucets. The Company's plastics manufacturing operations are vertically integrated, with the facilities to both mold and finish plastic to high quality specifications. The Company operates 33 injection molding machines ranging in size from 45 to 2,200 tons of clamp pressure.

/ / 2

/ /MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

RECENT DEVELOPMENTS

  The Company has grown substantially in recent years as a result of both internal growth and of two significant acquisitions in 1998. Effective February 1, 1998, the Company acquired substantially all of the net assets of Nuclear Cooling, Inc., d/b/a Marlo Coil (Marlo Coil), a manufacturer of heat transfer and air movement equipment, from an investor group for approximately $25.4 million. On June 24, 1998, the Company purchased all of the outstanding common stock of Keco Industries, Inc. (Keco), a manufacturer of military ground support equipment, from an investor group for approximately $26.7 million. These two acquisitions were accounted for as purchase transactions. After allocating the respective purchase price to the fair value of all identifiable tangible and intangible assets, goodwill of $24.5 million was recognized and is being amortized over an estimated life of 25 years. On a pro forma basis, the Company's net revenues and net income for 1998 were $130.4 million and $6.1 million, respectively, compared to actual net revenues and net income for 1998 of $97.0 million and $5.8 million, respectively. Pro forma 1998 net revenues and net income represent compound annual increases of 26.5% and 35.2%, respectively, from actual 1996 net revenues of $81.5 million and net income of $3.3 million.

------------------------------------------------------------------------------------------------------
Year Ended October 31                                           1998            1997            1996
------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS
Net revenues                                                    100.0%          100.0%          100.0%
Cost of revenues                                                 76.7            83.3            84.8
------------------------------------------------------------------------------------------------------
Gross profit                                                     23.3            16.7            15.2
Selling, general and administrative expense                      12.8             8.0             7.9
------------------------------------------------------------------------------------------------------
Income from operations                                           10.5             8.7             7.3
Interest expense                                                 (1.8)           (0.3)           (0.6)
Interest income                                                   0.3             0.3             0.1
Gain on sale of assets                                            0.9             0.0             0.0
------------------------------------------------------------------------------------------------------
Income before income taxes                                        9.9             8.7             6.8
Income tax provision                                              3.9             3.5             2.7
------------------------------------------------------------------------------------------------------
Net income                                                        6.0%            5.2%            4.1%
------------------------------------------------------------------------------------------------------

  The discussion set forth below analyzes certain factors and trends related to the financial results for each of the three years ended October 31, 1998, 1997 and 1996. This discussion should be read in conjunction with the Consolidated Financial Statements and Notes to the Consolidated Financial Statements.

1998 COMPARED TO 1997

  Net revenues increased 9.5% in 1998 to $97.0 million from $88.6 million in 1997. Net revenues from military support and related industrial/commercial equipment increased by $5.5 million in 1998 to $69.9 million from $64.4 million in 1997. This increase was due to an additional $21.7 million of net revenues generated by Marlo Coil during nine months of operations subsequent to its acquisition and an additional $14.8 million of net revenues generated by Keco during four months of operations subsequent to its acquisition. Engineered Air Systems, Inc. (Engineered Air) experienced a decrease of $31.0 million in net revenues due primarily to the fact that several significant Department of Defense (DoD) contracts completed, or were nearing completion of, their production cycles, including those for C-5/MA-3D Flight Line Air Conditioners, Aviation Ground Power Units (AGPU), Revetment Kits and Harvest Falcon Water Distribution Systems. Although several major contracts, primarily the Chemical/Biological Protected Shelter System (CBPSS), the Chemically/Biologically Hardened Air Management Plant (CHAMP) and the Field Deployable Environmental Control Units (FDECU), underwent significant development efforts during 1998, substantial revenues derived from the production phase of the contracts will not begin until 1999. Net revenues from sales of custom molded plastic products increased $2.9 million to $27.1 million in 1998 from $24.2 million in 1997.

  Gross profit for 1998 increased 53.4% to $22.6 million (23.3% of net revenues) from $14.8 million (16.7% of net revenues) in 1997. The increase in gross profit was a result of higher net revenues and gross margins at Engineered Specialty Plastics, Inc. (ESP) and of the additions of Keco and Marlo Coil, net of a decrease in gross profit at Engineered Air resulting from a significant decrease in net revenues. The increase in gross margins was a result of higher margins within the Company's historical operations (Engineered Air and ESP) due to a more profitable mix of contracts and products, and of the addition of Marlo Coil which generated gross margins above those provided by the Company's historical operations.

  Selling, general and administrative expense increased by $5.3 million to $12.4 million (12.8% of net revenues) in 1998 from $7.1 million (8.0% of net revenues) in 1997. This increase was due to the addition of selling, general and administrative expense generated by Marlo Coil and Keco, including additional goodwill amortization of $0.6 million.

  Interest expense increased by $1.5 million to $1.8 million in 1998 as a result of term debt incurred in conjunction with the Marlo Coil and Keco acquisitions. Interest income was $0.3 million in both 1998 and 1997.

  In 1998, the Company realized a $0.9 million gain primarily related to the sale of a facility previously leased to an unrelated third party. Proceeds from the sale of all property, plant and equipment totaled $2.6 million.

  The effective income tax rate for 1998 and 1997 was 40.0% resulting in total tax expense of $3.9 million in 1998 and $3.1 million in 1997. As a result of the foregoing, the net income of the Company increased 24.8% to $5.8 million (6.0% of net revenues) in 1998

                                                                          3 / /
from $4.6 million (5.2% of net revenues) in 1997.

1997 COMPARED TO 1996

  Net revenues in 1997 increased by 8.7% to $88.6 million from $81.5 million in 1996. Net revenues from military support equipment increased by $5.2 million to $64.4 million in 1997 from $59.2 million in 1996, primarily as a result of higher revenues generated from the AGPU contract. Net revenues from sales of custom molded plastic products increased by $1.9 million to $24.2 million in 1997 from $22.3 million for 1996. The increase from sales of custom molded plastic products was achieved in spite of reduced shipments of houseware products in the fourth quarter of 1997 resulting from reduced orders from the Company's largest custom molded plastics customer.

  Gross profit in 1997 increased by 18.9% to $14.8 million (16.7% of net revenues) from $12.4 million (15.2% of net revenues) in 1996. These increases are primarily due to significantly higher margins from sales of custom molded plastic products resulting primarily from increased capacity utilization.

  Selling, general and administrative expense increased by $0.6 million to $7.1 million (8.0% of net revenues) in 1997 from $6.5 million (7.9% of net revenues) in 1996. This increase was consistent with the growth in the Company's net revenues.

  Because of strong operational cash flow in 1997, the Company was able to reduce total debt (excluding the ESOP guaranteed bank loan) from $2.7 million at October 31, 1996 to $1.3 million at October 31, 1997 and to increase cash and cash equivalents from $1.4 million at October 31, 1996 to $8.3 million at October 31, 1998. As a result, interest expense decreased $0.3 million and interest income increased $0.2 million in 1997.

  The effective income tax rate for 1997 and 1996 was 40.0% resulting in total tax expense of $3.1 million in 1997 and $2.2 million in 1996. As a result of the foregoing, the net income of the Company increased by 40.0% to $4.6 million (5.2% of net revenues) for 1997 from $3.3 million (4.1% of net revenues) in 1996.

OUTLOOK FOR 1999 AND FUTURE YEARS

  Primarily due to the acquisitions of Keco and Marlo Coil, the Company's funded backlog of defense orders increased to $80.8 million at October 31, 1998 from $44.1 million at October 31, 1997. In addition, government options on existing defense contracts (unfunded backlog) increased to $319.6 million at October 31, 1998 from $155.0 million at October 31, 1997. The Company expects the majority of these options to be converted into funded backlog.

  The Company anticipates that revenues and net income will increase in 1999. These increases will be a result of the inclusion of Keco and Marlo Coil operating results for the entire period, as well as the transition of several major contracts from development to the production phase. The Company will derive the most significant portion of its 1999 defense revenues from contracts for the FDECU, B-1B Air Conditioners, the CHAMP, Army Space Heaters and the CBPSS. The FDECU, CBPSS and CHAMP contracts represent $262.2 million, or 65%, of the Company's total funded and unfunded backlog of defense orders at October 31, 1998 and, therefore, provide a significant base of revenues through their respective contract lives.

  ESP once again generated record levels of net revenues and earnings in 1998. The Company anticipates that ESP's 1999 results will equal or exceed those posted in 1998, and believes that significant growth potential remains within both current and untapped markets.

  The Company believes that significant opportunities continue to exist for acquisitions within the defense industry. Although the Company believes an acquisition may occur in 1999, any such transaction must be accretive to earnings and must provide long-term value to our shareholders.

LIQUIDITY AND CAPITAL RESOURCES

  In March 1998, the Company restated and amended its credit agreement to provide a $45.0 million term loan to finance the acquisitions of Marlo Coil and Keco and to provide a $10.0 million revolving credit facility. The Company purchased Marlo Coil, net of cash acquired, for $25.3 million and purchased Keco, net of cash acquired, for $24.1 million. The Company's primary sources of short-term financing are from cost reimbursements under contracts with the U.S. government via receipt of progress payments, billings for delivered products and borrowings under the revolving line of credit. As of October 31, 1998, the Company had no borrowings against the revolving line of credit and had a cash balance of $5.8 million.

  The Company's working capital needs are generally funded through cash flow from operations and the revolving line of credit. On October 31, 1998, the Company's working capital and ratio of current assets to current liabilities were $18.2 million and 1.83 to 1 as compared with $11.6 million and 2.34 to 1 a year ago. The Company generated $5.4 million and $10.7 million in cash flow from operations in 1998 and 1997, respectively, which was used, in part, to finance investment in property, plant and equipment of $1.3 million and $2.0 million, respectively, and treasury stock purchases of $0.8 million and $1.0 million, respectively. In addition, $2.6 million of proceeds were generated in 1998 from the sales of a facility previously leased to an unrelated third party and of machinery and equipment. (Related income taxes on these sales approximated $0.3 million). $1.3 million of cash was also provided in 1998 from the exercise of stock options.

  The Company anticipates that capital expenditures in 1999 should not exceed $2.0 million. Management believes that cash flow generated from operations, together with the available line of credit, will provide the necessary resources to meet the needs of the Company in the foreseeable future.

INFLATION

  Since substantially all of the Company's contracts with the DoD are at fixed prices, inflation can affect the ultimate profit to be realized on them. Some contracts have price adjustment provisions that limit the impact of inflation on profits. In addition, the Company's volume purchasing and forward purchasing policies serve to limit the effects of inflation. The Company considers potential inflation in preparation of contract proposals and bids. The Company's commercial and industrial products as manufactured and sold by Marlo Coil and ESP are predominantly custom-made. Therefore the impact of inflation on operating results is typically not significant. The Company attempts to alleviate inflationary pressures on commercial and industrial products by increasing selling prices to help offset rising costs (subject to competitive conditions), increasing productivity and improving manufacturing techniques. Because of these factors, management does not believe that inflation has had, or that anticipated inflation will have, a significant effect on the Company's operations.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

  The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130), and Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131), in June 1997, and Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pension and Other Postretirement Benefits" (SFAS 132), in February 1998. SFAS 130 establishes standards for the reporting and display of the Company's components of comprehensive income in the financial statements. SFAS 131 defines segments in terms of the Company's internal organization structure. SFAS 132 revises employers' disclosures about pension and other postretirement benefit

/ / 4
plans. The Company will adopt these statements for fiscal year 1999. The adoption of these statements will have no impact on the Company's operating results, statement of financial position or cash flows, as SFAS 130, 131 and 132 provide standards on financial statement disclosure only.

  Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), was issued in June 1998. SFAS 133 provides standards on accounting and disclosure for derivative instruments and requires that all derivatives be measured at fair value and reported as either assets or liabilities in the statement of financial position. The Company is required to adopt this statement no later than the beginning of fiscal year 2000. The adoption of this statement will have no impact on the Company's operating results, statement of financial position or cash flows, as the Company does not invest in derivative instruments.

YEAR 2000 READINESS DISCLOSURE

  The Company is dependent upon its software programs and operating systems for internal operations and for processing product orders with its customers and suppliers. The Company has completed its assessment of the potential impact of the Year 2000 on the Company's programs and systems. The Company manages its information systems on a decentralized basis with stand-alone systems located at each of its operating subsidiaries. The Company expects to complete the remediation and testing of its information systems by September 30, 1999. Such remediation efforts primarily relate to the repair of, as opposed to the replacement of, affected systems. The Company expects to incur costs no greater than $0.3 million, of which approximately $0.1 million has been incurred through October 31, 1998, in order to make the Company's software programs and operating systems Year 2000 compliant.

  The Company currently is unable to ascertain the magnitude of any Year 2000 problems that may exist in the software programs and operating systems of its customers and suppliers, or the impact that any such problems could have on the sales made and services provided by the Company to such customers or suppliers. However, the Company's customer base is limited to a relatively small number of customers with a relatively small number of purchase and sales transactions. Also, the Company is not highly dependent upon electronic data interchange with its vendors or suppliers. In the case of Year 2000 related failures, the Company believes it can sustain manufacturing operations through manual processes. The occurrence of Year 2000 related failures in the software programs and operating systems of any of the Company's significant customers, primarily the DoD and other U.S. government agencies, or suppliers could have a material adverse effect on the Company's business, results of operations or financial condition in subsequent periods, especially if it results in delays in payments due the Company. The Company is diligently quantifying issues and developing contingency sources to mitigate the risks associated with interruptions in its business due to Year 2000 problems. Such contingencies include obtaining necessary financing in the event the U.S. government is unable to meet its scheduled payments.

FORWARD-LOOKING STATEMENTS

  In addition to historical information, this Annual Report includes certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. The forward-looking statements involve certain risks and uncertainties, including, but not limited to acquisitions, additional financing requirements, the decision of any of the Company's key customers (including the U.S. government) to reduce or terminate orders with the Company, cutbacks in defense spending by the U.S. government, increased competition in the Company's markets and the impact of any Year 2000 problems, which could cause the Company's actual results to differ materially from those projected in, or inferred by, the forward-looking statements.

REVENUES BY PRODUCT CLASSIFICATION  (in millions)

The following table sets forth net revenues for the years ended October 31, 1998, 1997 and 1996 from each of the Company's product classifications:

---------------------------------------------------------------------------------------------------------------------------------
Year Ended October 31                                               1998                     1997                     1996
---------------------------------------------------------------------------------------------------------------------------------
Military Support and Related Industrial/
Commercial Equipment:
  Environmental Control Systems                               $43.4       44.7%        $22.8       25.7%        $27.4       33.6%
  Petroleum and Water Systems                                   4.5        4.6           8.2        9.3          15.0       18.4
  Chemical and Biological Defense Systems                       4.8        4.9           5.0        5.6            --         --
  General Support Equipment                                    17.2       17.9          28.4       32.1          16.8       20.6
---------------------------------------------------------------------------------------------------------------------------------
                                                               69.9       72.1          64.4       72.7          59.2       72.6
Custom Molded Plastic Products                                 27.1       27.9          24.2       27.3          22.3       27.4
---------------------------------------------------------------------------------------------------------------------------------
      Total                                                   $97.0      100.0%        $88.6      100.0%        $81.5      100.0%
---------------------------------------------------------------------------------------------------------------------------------

Fluctuations in 1998 revenues by product classification are due, in part, to the acquisitions of Keco and Marlo Coil. Other fluctuations between periods result primarily from changes in DoD requirements. As a result, year-to-year comparisons of revenue by product may not be meaningful.


                                                                          5 / /

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------------------
October 31                                                         1998             1997
--------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                       $ 5,773,529      $ 8,313,160
Accounts receivable, net                                         14,036,184        3,398,973
Contracts in process and inventories, net                        18,686,810        7,072,377
Refundable income taxes                                             971,925          175,989
Deferred income taxes                                               112,685        1,062,281
Prepaid expenses and other assets                                   458,363          185,350
--------------------------------------------------------------------------------------------
Total Current Assets                                             40,039,496       20,208,130
PROPERTY, PLANT AND EQUIPMENT
Land                                                              1,833,320          769,798
Buildings and improvements                                       15,330,883       10,389,127
Machinery and equipment                                          20,580,343       17,474,282
Furniture and fixtures                                            1,215,762          624,078
--------------------------------------------------------------------------------------------
                                                                 38,960,308       29,257,285
Less accumulated depreciation                                    13,895,326       14,767,236
--------------------------------------------------------------------------------------------
                                                                 25,064,982       14,490,049
OTHER ASSETS
Cost in excess of net assets acquired, less accumulated
  amortization of $1,073,176 and $410,396                        25,835,892          648,370
Other assets                                                      1,219,852        1,737,505
--------------------------------------------------------------------------------------------
                                                                 27,055,744        2,385,875
--------------------------------------------------------------------------------------------
TOTAL ASSETS                                                    $92,160,222      $37,084,054
--------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current maturities of long-term debt                            $ 7,204,172      $    73,273
Accounts payable                                                  7,285,396        5,596,760
Accrued employee compensation                                     2,503,745        1,342,054
Other liabilities                                                 3,642,852        1,636,353
Due to related party (Note B)                                     1,193,797
--------------------------------------------------------------------------------------------
Total Current Liabilities                                        21,829,962        8,648,440
LONG-TERM DEBT                                                   36,779,160        1,194,433
DEFERRED INCOME TAXES                                             2,659,699        2,642,295
ESOP GUARANTEED BANK LOAN                                           725,700          873,300
Commitments and contingencies (Note J)
SHAREHOLDERS' EQUITY
Common stock, par value $.01 per share; 10,000,000 shares
  authorized; 5,490,604 and 3,772,573 shares issued                  54,906           37,726
Additional paid-in capital                                       11,082,278        9,698,665
Retained earnings                                                23,682,931       18,026,195
--------------------------------------------------------------------------------------------
                                                                 34,820,115       27,762,586
Less ESOP guaranteed bank loan                                      725,700          873,300
Less treasury stock at cost, 638,702 and 598,858 shares           3,928,714        3,163,700
--------------------------------------------------------------------------------------------
Total Shareholders' Equity                                       30,165,701       23,725,586
--------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                      $92,160,222      $37,084,054
--------------------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.

/ / 6

CONSOLIDATED STATEMENTS OF INCOME
----------------------------------------------------------------------------------------------------------------
Year Ended October 31                                              1998              1997              1996
----------------------------------------------------------------------------------------------------------------
Net revenues                                                    $96,972,886       $88,570,970       $81,506,943
Cost of revenues                                                 74,343,103        73,816,030        69,093,075
----------------------------------------------------------------------------------------------------------------
Gross profit                                                     22,629,783        14,754,940        12,413,868
Selling, general and administrative expense                      12,387,419         7,087,026         6,477,851
----------------------------------------------------------------------------------------------------------------
Income from operations                                           10,242,364         7,667,914         5,936,017
Interest expense                                                 (1,767,640)         (221,987)         (472,258)
Interest income                                                     293,379           286,019            38,110
Gain on sale of assets                                              879,278                              20,339
----------------------------------------------------------------------------------------------------------------
Income before income taxes                                        9,647,381         7,731,946         5,522,208
Income tax provision                                              3,858,000         3,093,000         2,208,000
----------------------------------------------------------------------------------------------------------------
Net income                                                      $ 5,789,381       $ 4,638,946       $ 3,314,208
----------------------------------------------------------------------------------------------------------------
Earnings per share:
    Basic                                                             $1.21              $.98              $.72
    Diluted                                                           $1.16              $.94              $.68
----------------------------------------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------------------------------
                                                   Additional                     ESOP
                                         Common      Paid-In      Retained     Guaranteed     Treasury
                                          Stock      Capital      Earnings      Bank Loan       Stock         Total
-----------------------------------------------------------------------------------------------------------------------
Balance at October 31, 1995              $34,570   $ 7,917,844   $10,217,090   $(1,168,500)  $(1,784,380)  $15,216,624
Net income                                                         3,314,208                                 3,314,208
Cash dividends                                                       (65,604)                                  (65,604)
Exercise of stock options                  2,303     1,051,464                                               1,053,767
Reduction of ESOP guaranteed
  bank loan                                                                        147,600                     147,600
Purchase of treasury stock                                                                      (471,382)     (471,382)
Issuance of treasury stock to ESOP                      29,181                                    26,822        56,003
-----------------------------------------------------------------------------------------------------------------------
Balance at October 31, 1996               36,873     8,998,489    13,465,694    (1,020,900)   (2,228,940)   19,251,216
Net income                                                         4,638,946                                 4,638,946
Cash dividends                                                       (78,445)                                  (78,445)
Exercise of stock options                    853       628,581                                                 629,434
Reduction of ESOP guaranteed
  bank loan                                                                        147,600                     147,600
Purchase of treasury stock                                                                      (957,091)     (957,091)
Issuance of treasury stock to ESOP                      71,595                                    22,331        93,926
-----------------------------------------------------------------------------------------------------------------------
Balance at October 31, 1997               37,726     9,698,665    18,026,195      (873,300)   (3,163,700)   23,725,586
Net income                                                         5,789,381                                 5,789,381
Cash dividends                                                      (132,645)                                 (132,645)
Exercise of stock options                  1,198     1,263,526                                               1,264,724
Reduction of ESOP guaranteed
  bank loan                                                                        147,600                     147,600
Three-for-two stock split                 15,982      (15,982)
Purchase of treasury stock                                                                      (802,349)     (802,349)
Issuance of treasury stock to ESOP                     136,069                                    37,335       173,404
-----------------------------------------------------------------------------------------------------------------------
Balance at October 31, 1998              $54,906   $11,082,278   $23,682,931   $  (725,700)  $(3,928,714)  $30,165,701
-----------------------------------------------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.

                                                                         7 / /

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------------------------------------------
Year Ended October 31                                              1998                1997                1996
--------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES
Net income                                                      $ 5,789,381         $ 4,638,946         $ 3,314,208
Adjustments to reconcile net income to net cash provided
  by operations:
  Depreciation and amortization                                   2,812,585           1,897,832           1,849,807
  Deferred income taxes                                             967,000            (385,000)           (385,000)
  Gain on sale of assets                                           (879,278)                                (20,339)
--------------------------------------------------------------------------------------------------------------------
Cash provided before changes in operating assets and
  liabilities, excluding the effects of acquisitions              8,689,688           6,151,778           4,758,676
Changes in operating assets and liabilities:
  Accounts receivable                                            (1,543,761)          1,456,357          (1,344,734)
  Contracts in process and inventories                           (1,169,062)          2,942,250           2,102,852
  Accounts payable                                                 (698,894)           (237,694)         (1,868,487)
  Current income taxes                                             (795,936)            (87,503)           (166,635)
  Net changes in other assets and liabilities                       870,462             522,524              55,647
--------------------------------------------------------------------------------------------------------------------
  Net cash provided by operations                                 5,352,497          10,747,712           3,537,319
--------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM INVESTING ACTIVITIES
Purchase of Marlo Coil, net of cash acquired                    (25,344,103)
Purchase of Keco Industries, net of cash acquired               (24,092,537)
Purchase of McIntyre Engineering                                 (1,512,388)
Additions to property, plant and equipment                       (1,331,147)         (1,987,322)         (1,145,395)
Proceeds from sale of property, plant and equipment               2,578,027                                 102,421
--------------------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                         (49,702,148)         (1,987,322)         (1,042,974)
--------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM FINANCING ACTIVITIES
Payments under line-of-credit agreement                          (1,075,961)                             (1,124,041)
Proceeds of long-term debt                                       45,000,000
Payments of long-term debt                                       (2,443,749)         (1,456,901)           (857,921)
Exercise of stock options                                         1,264,724             629,434           1,053,767
Purchase of treasury stock                                         (802,349)           (957,091)           (471,382)
Cash dividends                                                     (132,645)            (78,445)            (65,604)
--------------------------------------------------------------------------------------------------------------------
  Net cash provided by (used in) financing activities            41,810,020          (1,863,003)         (1,465,181)
--------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents             (2,539,631)          6,897,387           1,029,164
Cash and cash equivalents at beginning of year                    8,313,160           1,415,773             386,609
--------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                        $ 5,773,529         $ 8,313,160         $ 1,415,773
--------------------------------------------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.

/ / 8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation: The consolidated financial statements include the accounts of Engineered Support Systems, Inc. (Company) and its wholly owned subsidiaries, Engineered Air Systems, Inc. (Engineered Air), Keco Industries, Inc. (Keco), Engineered Coil Company, d/b/a Marlo Coil (Marlo Coil), and Engineered Specialty Plastics, Inc. (ESP). All material intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates: In preparing these financial statements, management makes estimates and uses assumptions that effect some of the reported amounts and disclosures. Actual results could differ from these estimates and assumptions.

Revenue Recognition: Revenues on long-term contracts performed by Engineered Air and Keco, substantially all of which are with the U.S. government, are recognized under the percentage of completion method and include a proportion of the earnings that are expected to be realized on the contract in the ratio that production costs incurred bear to total estimated production costs. Earnings expectations are based upon estimates of contract values and costs at completion. Contracts in process are reviewed on a periodic basis. Adjustments to revenues and earnings are made in the current accounting period based upon revisions in contract values and estimated costs at completion. Provisions for estimated losses on contracts are recorded when identified. Marlo Coil and ESP recognize revenue when products are shipped. Allowances for anticipated doubtful accounts are provided based on historical experience and evaluation of specific accounts. The allowance for doubtful accounts was $273,000 and $283,000 at October 31, 1998 and 1997, respectively.

Fair Value of Financial Instruments: For purposes of financial reporting, the Company has determined that the fair value of the Company's financial instruments, including cash and cash equivalents, accounts receivable and long-term debt, approximates book value at October 31, 1998 and 1997, based on terms currently available to the Company in financial markets.

Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, and accounts receivable. At October 31, 1998 and 1997, the Company's cash and cash equivalents were primarily invested in money market accounts at a financial institution. Management believes the credit risk is limited due to the short-term nature of these funds. Management believes the credit risk related to accounts receivable is limited due to the fact that 52% and 42%, respectively, of accounts receivable at October 31, 1998 and 1997 are due from the U.S. government and its agencies, and due to the adequacy of the Company's allowance for doubtful accounts.

Contracts in Process and Inventories: Contracts in process and inventories represent accumulated contract costs, estimated earnings thereon based upon the percentage of completion method and contract inventories reduced by the contract value of delivered items of Engineered Air and Keco. Inventories of Marlo Coil and ESP are valued at the lower of cost or market using the first-in, first-out method.

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

Property, Plant and Equipment: Property, plant and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives of 15 to 40 years for buildings and improvements, 5 to 15 years for machinery and equipment and 3 to 10 years for furniture and fixtures.

Income Taxes: The income tax provision is based on earnings reported in the financial statements. Deferred income taxes are provided for the tax effects of temporary differences between financial and income tax reporting using current statutory tax rates.

Cost in Excess of Net Assets Acquired: The excess of cost over net assets acquired in purchase transactions is being amortized on a straight-line basis over approximately 25 years.

Cash and Cash Equivalents: Cash equivalents include temporary investments with original maturities of three months or less.

Earnings Per Share: Basic earnings per share for 1998, 1997 and 1996 is based on average basic common shares outstanding, after the effect of the stock split described in Note K, of 4,785,335, 4,753,265 and 4,592,858, respectively. Diluted earnings per share for 1998, 1997 and 1996 is based on average diluted common shares outstanding, after the effect of the stock split described in Note K, of 4,991,453, 4,954,787 and 4,879,944, respectively. Average diluted common shares outstanding include common stock equivalents, which represent common stock options as computed based on the treasury stock method.

Treasury Stock: Shares of treasury stock are valued at cost using the first-in, first-out method.

Impairment of Long-Lived Assets: Long-lived assets, including goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and the carrying value of the asset.

Industry Information: Engineered Air and Keco operate predominately in one segment--military ground support equipment--and substantially all revenues for these subsidiaries are related to contracts with the U.S. government. Marlo Coil manufactures and sells heat transfer and air movement equipment primarily to defense contractors, mechanical contractors and industrial users. ESP manufactures and sells made-to-order injection molded plastic products, and manufactures and distributes a proprietary line of kitchen and bathroom faucets.

Recently Issued Accounting Pronouncements: The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130), and Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131), in June 1997, and Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pension and Other Postretirement Benefits" (SFAS 132), in February 1998. SFAS 130 establishes standards for the reporting and display of the

                                                                          9 / /

Company's components of comprehensive income in the financial statements. SFAS 131 defines segments in terms of the Company's internal organization structure. SFAS 132 revises employers' disclosures about pension and other postretirement benefit plans. The Company will adopt these statements for fiscal year 1999. The adoption of these statements will have no impact on the Company's operating results, statement of financial position or cash flows, as SFAS 130, 131 and 132 provide standards on financial statement disclosure only. Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) was issued in June 1998. SFAS 133 provides standards on accounting and disclosure for derivative instruments, and requires that all derivatives be measured at fair value and reported as either assets or liabilities in the statement of financial position. The Company is required to adopt this statement no later than the beginning of fiscal year 2000. The adoption of this statement will have no impact on the Company's operating results, statement of financial position or cash flows, as the Company does not invest in derivative instruments.

NOTE B -- ACQUISITIONS

Effective February 1, 1998, Engineered Coil Company, a wholly-owned subsidiary of the Company, acquired substantially all of the net assets of Nuclear Cooling, Inc., d/b/a Marlo Coil, a manufacturer of heat transfer and air movement equipment, from an investor group for approximately $25.4 million. The fair value of the assets acquired, including goodwill of $17.1 million, was $31.0 million and liabilities assumed totaled $5.6 million. The purchase price was financed with approximately $2.9 million of available cash resources and bank term debt of $22.5 million. The operating results of Engineered Coil Company (Marlo Coil) are included in the Company's consolidated results of operations from the date of acquisition.

On May 29, 1998, Marlo Coil purchased the exclusive rights to manufacture and distribute the U.S. Navy/Marine products of Edge Electronics Corporation, d/b/a McIntyre Engineering, for approximately $1.5 million. The fair value of the assets acquired was $1.5 million, including goodwill of $1.4 million and a seven-year covenant not to compete of $0.1 million. The purchase price was financed with available cash resources.

On June 24, 1998, the Company purchased all of the outstanding common stock of Keco Industries, Inc. (Keco), a manufacturer of military ground support equipment, from an investor group for approximately $26.7 million. ($1.2 million of this amount relates to consideration to be paid to Keco's previous shareholders in order for the Company to elect treatment of the transaction as an asset purchase pursuant to Section 338(h)(10) of the Internal Revenue Code. This election allows the Company to generate deductions for goodwill amortization and additional depreciation for federal income tax purposes.
Section 338(h)(10) consideration to be paid is reflected on the October 31, 1998 Consolidated Balance Sheet as Due to Related Party.) The fair value of the assets acquired, including goodwill of $7.4 million, was $29.6 million and liabilities assumed totaled $2.9 million. The purchase price was financed with approximately $4.2 million of available cash resources and bank term debt of $22.5 million. The operating results of Keco are included in the Company's consolidated results of operations from the date of acquisition.

The following unaudited pro forma summary presents the combined historical results of operations for the years ended October 31, 1998 and 1997 as adjusted to reflect the purchase transactions assuming the acquisitions had occurred at November 1, 1996. These pro forma results are not necessarily indicative of the combined results that would have occurred had the acquisitions actually taken place on November 1, 1996, nor are they necessarily indicative of the combined results that may occur in the future.

------------------------------------------------------------------------------------------------------------
Year Ended October 31                                               1998                            1997
------------------------------------------------------------------------------------------------------------
Net revenues                                                    $130,422,267                    $156,659,400
------------------------------------------------------------------------------------------------------------
Net income                                                      $  6,063,501                    $  6,183,958
------------------------------------------------------------------------------------------------------------
Basic earnings per share                                               $1.27                           $1.30
------------------------------------------------------------------------------------------------------------
Diluted earnings per share                                             $1.21                           $1.25
------------------------------------------------------------------------------------------------------------

NOTE C -- ACCOUNTS RECEIVABLE

Accounts receivable includes amounts due from the U.S. government of $7,388,364 and $1,561,696 at October 31, 1998 and 1997, respectively.

NOTE D -- CONTRACTS IN PROCESS AND INVENTORIES

Contracts in process and inventories are comprised of the following:

----------------------------------------------------------------------------------------------------------
October 31                                                         1998                           1997
----------------------------------------------------------------------------------------------------------
Raw materials                                                   $ 4,578,766                     $1,535,860
Work-in-process                                                   1,397,593                        167,043
Finished goods                                                      845,607                        804,956
Inventories substantially applicable to government contracts in process,reduced by progress payments of $15,932,239 and
  $9,333,930                                                     11,864,844                      4,564,518
----------------------------------------------------------------------------------------------------------
                                                                $18,686,810                     $7,072,377
----------------------------------------------------------------------------------------------------------

Contracts in process and inventories at October 31, 1998 and 1997 include estimated revenue of $18,256,000 and $12,204,000, respectively, representing accumulated contract costs and related estimated earnings on uncompleted government contracts.

NOTE E -- NOTES PAYABLE AND LONG-TERM DEBT

In March 1998, the Company amended its bank credit agreement to provide a $45.0 million term loan and a $10.0 million revolving credit facility. Monthly principal payments on the term loan began in September 1998 with final payment due in May 2003. Borrowings under the term loan and the

/ / 10
revolving credit facility are subject to interest, at the Company's option, at either the London Interbank Offered Rate (LIBOR) plus an applicable margin or at the prime rate less 0.5%. The margin applicable to LIBOR varies from 0.5% to 1.5% depending upon the Company's ratio of total indebtedness to earnings before interest, taxes, depreciation and amortization (leverage ratio). At October 31, 1998, the effective interest rate under the credit agreement was 6.47%, and the Company had $10.0 million of availability under the revolving credit facility, which carries an unused commitment fee of 0.125%. The credit agreement contains certain covenants, including maintaining tangible net worth of at least $23.7 million plus 50% of quarterly net income after April 30, 1998, and maintaining a leverage ratio no greater than 3.5 to 1 through October 31, 1999, no greater than 3.0 to 1 from October 31, 1999 to October 31, 2000 and no greater than 2.5 to 1 subsequent to October 31, 2000. Pursuant to the terms of the credit agreement, the Company is subject to various other financial and operating covenants and maintenance criteria, including restrictions on the Company's ability to incur additional indebtedness, make capital expenditures, create liens, dispose of material assets and enter into merger transactions and lease agreements, and requirements to maintain certain levels of consolidated cash flows, fixed charge coverage and consolidated current ratios. At October 31, 1998, the Company was in compliance with all restrictive covenants of its amended credit agreement. No compensating balance is required or maintained related to the agreement.

Industrial revenue bonds in the amount of $750,000 were issued in September 1982 for construction of Keco's office building and primary manufacturing facility. The bonds require the Company to make quarterly payments of principal and interest through 2002 at a variable interest rate (5.695% at October 31, 1998). The bonds provide the Company with the option to purchase the facility for a nominal amount when fully paid.

Long-term debt consists of:

---------------------------------------------------------------------------------------------------------
October 31                                                         1998                           1997
---------------------------------------------------------------------------------------------------------
Term loan, variable rate equal to the lesser of LIBOR plus
  applicable margin or prime rate less 0.5%, payable in
  monthly installments of principal plus interest, with a
  final payment of $1,333,328 in 2003                           $43,833,332
Industrial revenue bonds, variable rate, payable in
  quarterly installments of $9,375 plus interest, due 2002          150,000
Installment note, 8.0%, payable in monthly installments of
  $14,335 including interest                                                                   $1,267,706
---------------------------------------------------------------------------------------------------------
                                                                 43,983,332                     1,267,706
Less current maturities                                           7,204,172                        73,273
---------------------------------------------------------------------------------------------------------
                                                                $36,779,160                    $1,194,433
---------------------------------------------------------------------------------------------------------

The Company has guaranteed a bank term loan for the Engineered Support Systems, Inc. Employee Stock Ownership Plan (ESOP). As loan payments are made, shares, which had been purchased with proceeds from the loan, are released and allocated to participant accounts. The bank holds the unallocated shares as collateral for the loan. The loan, which matures in August 2003, bears interest at the bank's prime rate and is payable in monthly installments of $12,300 plus interest. Under the terms of the loan agreement, the Company is required to make contributions to the ESOP in an amount no less than the amount sufficient to fund the monthly installments.

Borrowings under the revolving credit facility, the bank term loan and the ESOP loan are secured by substantially all assets of the Company and its subsidiaries and are guaranteed by the Company. Annual principal payments of long-term debt are $7,204,172 in 1999, $8,204,160 in 2000, $9,037,500 in 2001,
$10,204,168 in 2002 and $9,333,332 in 2003. Interest paid was $1,828,000,
$158,000 and $531,000 in 1998, 1997 and 1996, respectively.

NOTE F -- INCOME TAXES

The income tax provision is comprised of the following:

-----------------------------------------------------------------------------------------------------------------
Year Ended October 31                                              1998               1997               1996
-----------------------------------------------------------------------------------------------------------------
Current:
  Federal                                                       $2,526,000         $3,170,000         $2,380,000
  State                                                            365,000            308,000            213,000
-----------------------------------------------------------------------------------------------------------------
                                                                 2,891,000          3,478,000          2,593,000
-----------------------------------------------------------------------------------------------------------------
Deferred:
  Federal                                                          874,000           (327,000)          (327,000)
  State                                                             93,000            (58,000)           (58,000)
-----------------------------------------------------------------------------------------------------------------
                                                                   967,000           (385,000)          (385,000)
-----------------------------------------------------------------------------------------------------------------
                                                                $3,858,000         $3,093,000         $2,208,000
-----------------------------------------------------------------------------------------------------------------

The deferred income tax provision (benefit) results from the following temporary differences:

-----------------------------------------------------------------------------------------------------------------
Year Ended October 31                                              1998               1997               1996
-----------------------------------------------------------------------------------------------------------------
Uncompleted contracts                                           $  813,000         $  (23,000)        $ (332,000)
Depreciation                                                      (328,000)          (229,000)            18,000
Contributions to employee benefit plans                            222,000            (60,000)           (56,000)
Other, net                                                         260,000            (73,000)           (15,000)
-----------------------------------------------------------------------------------------------------------------
                                                                $  967,000         $ (385,000)        $ (385,000)
-----------------------------------------------------------------------------------------------------------------

                                                                         11 / /

Deferred tax liabilities (assets) are comprised of the following:

----------------------------------------------------------------------------------------------
October 31                                                         1998               1997
----------------------------------------------------------------------------------------------
Depreciation                                                    $2,740,000         $3,040,000
Contract revenue                                                   393,000           (460,000)
Employee benefits                                                 (124,000)          (354,000)
Asset reserves                                                    (182,000)          (268,000)
Net operating loss and tax credit carryforwards                   (195,000)          (273,000)
Other                                                              (85,000)          (105,000)
----------------------------------------------------------------------------------------------
                                                                $2,547,000         $1,580,000
----------------------------------------------------------------------------------------------

A reconciliation between the income tax provision and the annual amount computed by applying the statutory federal income tax rate to income before income taxes is as follows:

----------------------------------------------------------------------------------------------------------------
Year Ended October 31                                              1998               1997               1996
----------------------------------------------------------------------------------------------------------------
Income tax provision at statutory federal rate                  $3,280,000         $2,629,000         $1,878,000
State income taxes and other, net                                  578,000            464,000            330,000
----------------------------------------------------------------------------------------------------------------
                                                                $3,858,000         $3,093,000         $2,208,000
----------------------------------------------------------------------------------------------------------------

Income taxes paid were $3,081,000, $3,228,000 and $2,239,000 in 1998, 1997 and
1996, respectively.

As of October 31, 1998, the Company had net operating loss carryforwards of approximately $13,000 available to offset future taxable income, and investment and targeted jobs tax credit carryforwards of approximately $190,000 available to offset future federal income taxes which would otherwise be payable. These carryforwards, which relate to ESP, expire in 2003. The Company expects the carryforwards to be fully utilized and, accordingly, has recorded a deferred tax asset relating to the carryforwards.

NOTE G -- SHAREHOLDERS' EQUITY

The Company has established plans whereby options may be granted to employees and directors of the Company to purchase shares of the Company's common stock. Options granted are at an option price equal to the market value on the date the option is granted. Subject to continuation of employment, all options must be exercised within five years from the date of grant and are exercisable at any time during this period. As of October 31, 1998, 869,038 shares of unissued common stock were authorized and reserved for outstanding options, which had a weighted average remaining contractual life of 3.7 years at that date.

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for the stock option plans. Accordingly, no compensation expense has been recognized for stock option awards. Had compensation expense for the Company's stock option awards been determined based upon their grant date fair value consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), the Company's net income would have been reduced by $825,000, or $.17 per average diluted common share outstanding, in 1998 and $219,000, or $.04 per average diluted common share outstanding, in 1997. The fair value of options at the grant date was estimated using the Black-Scholes model with the following weighted average assumptions for 1998 and 1997, respectively: an expected life of 3.2 years and 3.6 years, volatility of 50% and 42%, a dividend yield of 0.30% and 0.17%, and a risk-free interest rate of 4.67% and 6.06%. The weighted average fair value of options granted in 1998 and 1997 was $5.13 and $2.53, respectively. Transactions involving the stock option plans are as follows:

----------------------------------------------------------------------------------------------------
                                                                 Shares             Price per share
----------------------------------------------------------------------------------------------------
Outstanding at October 31, 1996                                   320,250            $1.25 to  $6.42
Options granted                                                   144,000            $6.50 to  $8.25
Options exercised                                                (127,950)           $1.00 to  $8.25
----------------------------------------------------------------------------------------------------
Outstanding at October 31, 1997                                   336,300            $1.25 to  $8.25
Options granted                                                   268,000           $10.46 to $15.00
Options exercised                                                (143,500)           $1.25 to $15.00
Options canceled                                                   (1,500)          $15.00
----------------------------------------------------------------------------------------------------
Outstanding at October 31, 1998                                   459,300            $2.37 to $15.00
----------------------------------------------------------------------------------------------------

/ / 12

The following table summarizes information for stock options outstanding at October 31, 1998:

-----------------------------------------------------------------------------------------------------------------------------
                                                                  Options           Weighted Average         Weighted Average
Range of Exercise Prices                                        Outstanding          Remaining Life           Exercise Price
-----------------------------------------------------------------------------------------------------------------------------
 $2.37 to  $3.83                                                   18,000              1.13 years                 $ 2.80
 $4.08 to  $5.75                                                   71,050              2.15 years                 $ 4.22
 $6.42 to  $8.25                                                  126,250              3.09 years                 $ 6.58
$10.46 to $15.00                                                  244,000              4.69 years                 $13.33
-----------------------------------------------------------------------------------------------------------------------------

NOTE H -- RETIREMENT PLANS

Engineered Air has a non-contributory defined benefit plan covering substantially all full-time employees covered by a collective bargaining agreement. The Company's funding policy is to make annual contributions to the plan sufficient to fund the normal cost, including amortization of prior service cost, over a period of 15 years. A summary of the components of net periodic pension cost for the defined benefit plan is as follows:

--------------------------------------------------------------------------------------------------------------
Year Ended October 31                                             1998              1997              1996
--------------------------------------------------------------------------------------------------------------
Service cost                                                    $ 131,000         $ 140,000         $ 133,600
Interest cost on projected benefit obligation                     335,000           306,000           261,300
Actual return on plan assets                                     (425,000)         (365,000)         (288,200)
Net amortization and deferral                                      47,000            53,800            28,300
--------------------------------------------------------------------------------------------------------------
Total pension expense                                           $  88,000         $ 134,800         $ 135,000
--------------------------------------------------------------------------------------------------------------

Assumptions used in accounting for the defined benefit plan in 1998, 1997 and 1996 were a weighted average discount rate of 6.75 percent, 7.5 percent and
7.75 percent, respectively, and an expected long-term rate of return on assets of 9.0 percent. The decrease in the discount rate assumption resulted in an increase of $421,000 in the accumulated and projected benefit obligation as of October 31, 1998. The following table sets forth funded status and amounts recognized in the consolidated balance sheets for the defined benefit pension plan:

----------------------------------------------------------------------------------------------
October 31                                                         1998               1997
----------------------------------------------------------------------------------------------
Actuarial present value of benefit obligation:
  Vested benefit obligation                                     $5,087,000         $4,415,000
  Non-vested benefit obligation                                    112,000            186,000
----------------------------------------------------------------------------------------------
  Accumulated benefit obligation                                $5,199,000         $4,601,000
----------------------------------------------------------------------------------------------
Plan assets at fair value--primarily listed common stocks,
  bonds and U.S. government secur                               $5,366,000         $4,893,000
Projected benefit obligation                                     5,199,000          4,601,000
----------------------------------------------------------------------------------------------
Plan assets in excess of projected benefit obligation              167,000            292,000
Unrecognized net (gain) loss                                       793,000           (192,000)
Unrecognized prior service cost                                    234,000            274,000
Unrecognized net obligation at November 1, 1986, net of
  amortization                                                                          8,000
----------------------------------------------------------------------------------------------
Net pension asset recognized in consolidated balance sheets     $1,194,000         $  382,000
----------------------------------------------------------------------------------------------

The Company has an Employee Stock Ownership Plan (ESOP) covering all salaried employees of Engineered Air, and all employees of ESP, Marlo Coil (effective July 1, 1998) and Keco (effective January 1, 1999). The ESOP provides for a matching contribution by the Company of no less than 25% of each employee's contributions up to a maximum of 6% of the employee's earnings. The Company also makes discretionary annual contributions in an amount no less than the amount sufficient to pay the monthly installments of the ESOP bank loan. All employee and employer contributions to the ESOP are 100 percent vested. The Company has recorded expenses based on contributions to the ESOP for the years-ended October 31, 1998, 1997 and 1996 of $481,000, $377,000 and $293,000,
respectively. Interest payments on the ESOP bank loan were $62,000, $81,000 and $93,000 in 1998, 1997 and 1996, respectively. The Company accounts for ESOP shares under the cash payment method. All ESOP shares are considered outstanding for purposes of computing net income per share.

Prior to July 1, 1998, the Marlo Coil Employee Retirement Plan (Marlo Plan) covered all full-time employees of Marlo Coil. The Marlo Plan provided for a matching contribution by the Company of 50% of each employee's contributions up to a maximum of 4% of the employee's earnings. The Company also made discretionary contributions to the Marlo Plan. The Company has recorded expenses based on contributions to the Marlo Plan for the year ended October 31, 1998 of $86,000. The Marlo Plan was terminated effective June 30, 1998 and all assets were transferred to the ESOP.

Prior to January 1, 1999, all full-time employees of Keco were covered by the Keco Industries 401(k) Profit Sharing Plan (Keco Plan). The Keco Plan provided for a matching contribution by the Company of 100% of each employee's contributions up to a maximum of 3% of the employee's earnings. The Company also made additional contributions in an amount equal to 2% of the employee's earnings to the Keco Plan. The Company has recorded expenses based on contributions to the Keco Plan for the year ended October 31, 1998 of $128,000. The Keco Plan will be terminated effective February 28, 1999 and all assets will be transferred to the ESOP.

                                                                         13 / /

NOTE I -- SEGMENT INFORMATION

The Company operates in two industry segments: the military support and related industrial/commercial equipment segment and the custom molded plastic products segment. The military support and related industrial/commercial equipment operations involve the engineering, fabrication and assembly of a broad range of military support equipment designed for rapid deployment around the world, as well as related heat transfer and air handling equipment sold to commercial and industrial users. The custom molded plastic products operations involve the manufacture and sale of a broad range of injection molded resin products, as well as the manufacture and sale of a proprietary line of plastic faucets. All corporate expenses and assets have been allocated to the business segments. Approximately 55%, 82% and 79%, respectively, of 1998, 1997 and 1996 consolidated revenues were from two customers--45%, 71% and 73%, respectively, from the U.S. government and 10%, 11% and 6%, respectively, from another customer. The Company's export net sales and intersegment net sales are not significant. Information by industry segment is summarized as follows:

-------------------------------------------------------------------------------------------------------------
Year Ended October 31                                              1998             1997             1996
-------------------------------------------------------------------------------------------------------------
Net Revenues:
  Military Support and Related Industrial/Commercial
    Equipment                                                   $69,912,976      $64,397,161      $59,179,141
  Custom Molded Plastic Products                                 27,059,910       24,173,809       22,327,802
-------------------------------------------------------------------------------------------------------------
      Total                                                     $96,972,886      $88,570,970      $81,506,943
-------------------------------------------------------------------------------------------------------------
Income from Operations:
  Military Support and Related Industrial/Commercial
    Equipment                                                   $ 7,051,192      $ 5,577,402      $ 5,087,705
  Custom Molded Plastic Products                                  3,191,172        2,090,512          848,312
-------------------------------------------------------------------------------------------------------------
      Total                                                     $10,242,364      $ 7,667,914      $ 5,936,017
-------------------------------------------------------------------------------------------------------------
Identifiable Assets:
  Military Support and Related Industrial/Commercial
    Equipment                                                   $76,871,245      $24,255,029      $21,033,652
  Custom Molded Plastic Products                                 15,288,977       12,829,025       13,058,479
-------------------------------------------------------------------------------------------------------------
      Total                                                     $92,160,222      $37,084,054      $34,092,131
-------------------------------------------------------------------------------------------------------------
Depreciation and Amortization Expense:
  Military Support and Related Industrial/Commercial
    Equipment                                                   $ 1,905,378      $   833,008      $   746,581
  Custom Molded Plastic Products                                    907,207        1,064,824        1,103,226
-------------------------------------------------------------------------------------------------------------
      Total                                                     $ 2,812,585      $ 1,897,832      $ 1,849,807
-------------------------------------------------------------------------------------------------------------
Capital Expenditures:
  Military Support and Related Industrial/Commercial
    Equipment                                                   $   332,030      $   583,561      $ 1,035,240
  Custom Molded Plastic Products                                    999,117        1,403,761          110,155
-------------------------------------------------------------------------------------------------------------
      Total                                                     $ 1,331,147      $ 1,987,322      $ 1,145,395
-------------------------------------------------------------------------------------------------------------

NOTE J -- CONTINGENCIES

As a government contractor, the Company is continually subject to audit by various agencies of the U.S. government to determine compliance with various procurement laws and regulations. As a result of such audits and as part of normal business operations of the Company, various claims and charges are asserted against the Company. It is not possible at this time to predict the outcome of all such actions. However, management is of the opinion that it has good defenses against such actions and believes that none of these matters will have a material effect on the consolidated financial position or the results of operations of the Company.

NOTE K -- STOCK SPLIT

On June 26, 1998, the Company effected a 3-for-2 stock split in the form of a 50% stock dividend. All per share amounts, as well as all share amounts related to the Company's stock option plans, in this report have been restated to reflect this stock split.

/ / 14

/ /REPORT OF INDEPENDENT ACCOUNTANTS

  To the Board of Directors and Shareholders of Engineered Support Systems,
Inc.

  In our opinion, the accompanying consolidated balance sheets and related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Engineered Support Systems, Inc. and its subsidiaries at October 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
St. Louis, Missouri
December 4, 1998



/ /REPORT OF MANAGEMENT RESPONSIBILITIES

  The Company's management is responsible for the fair presentation and consistency of all financial data included in the Annual Report. Where necessary, the data reflects management estimates. The Company's Audit Committee consists of three non-employee directors. This Committee meets with financial officers and PricewaterhouseCoopers LLP personnel to review internal controls, financial reporting and accounting practices. PricewaterhouseCoopers LLP meets with the Audit Committee, with and without management present, to discuss their examinations, the adequacy of internal controls and the quality of financial reporting.

                                                                         15 / /

/ /SUPPLEMENTAL INFORMATION

The table below presents unaudited quarterly financial information in thousands, except for per share data, for the years ended October 31, 1998 and 1997:

                                                                           Quarter Ended
----------------------------------------------------------------------------------------------------------------------------
                                            January 31             April 30              July 31              October 31
----------------------------------------------------------------------------------------------------------------------------
                                         1998       1997       1998       1997       1998       1997       1998       1997
----------------------------------------------------------------------------------------------------------------------------
Net revenues                            $16,238    $20,731    $23,012    $22,851    $24,927    $23,926    $32,796    $21,063
----------------------------------------------------------------------------------------------------------------------------
Gross profit                              3,304      3,115      5,648      3,679      5,880      4,074      7,798      3,887
----------------------------------------------------------------------------------------------------------------------------
Net income                                  919        803      1,324      1,098      1,447      1,298      2,099      1,440
----------------------------------------------------------------------------------------------------------------------------
Basic earnings per share                    .19        .17        .28        .23        .30        .27        .43        .30
Diluted earnings per share                  .19        .16        .27        .22        .29        .26        .42        .29
----------------------------------------------------------------------------------------------------------------------------

Earnings per share calculations for each of the quarters is based on the average basic and diluted common shares outstanding for each period and, therefore, the sum of the quarters may not necessarily be equal to the full year basic and diluted earnings per share amounts. All per share amounts reflect a 3-for-2 stock split effected by the Company on June 26, 1998.

MARKET DATA

The Company's common stock trades on the NASDAQ Stock Market under the symbol EASI. As of December 31, 1998, the approximate number of common shareholders was 2,000. The following table sets forth the high and low stock prices for each quarter as provided by the NASDAQ Stock Market.

--------------------------------------------------------------------------------------------------------------------------------
                                                                 1998                                          1997
--------------------------------------------------------------------------------------------------------------------------------
                                                      HIGH                   LOW                    High                   Low
--------------------------------------------------------------------------------------------------------------------------------
Quarter Ended:
January 31                                           $16.00                 $ 9.67                 $10.33                 $ 6.42
April 30                                              16.75                  10.46                   9.83                   7.09
July 31                                               20.83                  15.83                  13.33                   7.33
October 31                                            18.50                  13.25                  19.33                  11.33
--------------------------------------------------------------------------------------------------------------------------------

DIVIDENDS

The Board of Directors initiated a semi-annual dividend program in 1995. The most recently declared dividend was in the amount of $.018 per share payable January 29, 1999 to shareholders of record on December 31, 1998.



/ /CORPORATE INFORMATION

TRANSFER AGENT AND REGISTRAR

ChaseMellon Shareholder Services
200 North Broadway
St. Louis, MO 63102

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
800 Market Street
St. Louis, MO 63101

LEGAL COUNSEL

David Douglas Mattern
1034 S. Brentwood Boulevard
Suite 1250
St. Louis, MO 63117

ANNUAL MEETING

March 8, 1999
10:00 A.M.
Ritz-Carlton
100 Carondelet Plaza
Clayton, MO 63105

FORM 10-K

A copy of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission is available upon written request to:
Investor Relations
Engineered Support Systems, Inc.
1270 North Price Road
St. Louis, MO 63132

/ / 16

/ /DIRECTORS AND OFFICERS

DIRECTORS
ENGINEERED SUPPORT SYSTEMS, INC.

Michael F. Shanahan, Sr.
Chairman, President and
Chief Executive Officer

Gary C. Gerhardt
Executive Vice President and
Chief Financial Officer

R. Bruce Earls
President and Chief Executive Officer
Engineered Coil Company

John J. Wichlenski
President and Chief Executive Officer
Engineered Air Systems, Inc.

Alexander M. Cornwell, Jr.
President
Cornwell Consulting

MG George E. Friel
U.S. Army, Retired

Thomas J. Guilfoil
Partner
Guilfoil, Petzall & Shoemake

LTG Kenneth E. Lewi
U.S. Army, Retired

Michael F. Shanahan, Jr.
Lockton Companies

Earl E. Walker
President
Carr Lane Company

Earl W. Wims
President
Marketing Horizons, Inc.

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

Terrence E. Lyles
Vice President-Purchasing

E. Allen Springer
Vice President-Engineering

David P. Walsh
Vice President-Quality Assurance

MANAGEMENT
ENGINEERED SPECIALTY PLASTICS, INC.

Michael F. Shanahan, Sr.
Chairman

John E. Capeless
Vice President and
General Manager

Gary C. Gerhardt
Executive Vice President and
Chief Financial Officer

MANAGEMENT
ENGINEERED COIL COMPANY

Michael F. Shanahan, Sr.
Chairman

R. Bruce Earls
President and
Chief Executive Officer

Gary C. Gerhardt
Executive Vice President and
Chief Financial Officer

Douglas B. Sease
Vice President-Operations

MANAGEMENT
KECO INDUSTRIES, INC.

Michael F. Shanahan, Sr.
Chairman

George W. Andrews
President and
Chief Executive Officer

Marvin L. Smith
Executive Vice President

Gary C. Gerhardt
Executive Vice President and
Chief Financial Officer

Thomas W. Andrews
Vice President-Engineering