Form 10-K, Exhibit 13
period 1999-10-31
ENGINEERED SUPPORT SYSTEMS INC
filed 2000-01-28
CIK 772891

                                        Engineered Support Systems, Inc.
                                        1999 ANNUAL REPORT

CONTENTS

Financial Highlights                        1

Letter to Shareholders                      2

ESSI at a Glance                            4

Overview of Military Marketplace            6

Military Products                           7

Commercial/Industrial Products             12

Management's Discussion and
   Analysis of Financial Condition
   and Results of Operations               13

Consolidated Financial Statements          17

Notes to Consolidated Financial
   Statements                              20

Report of Independent Accountants          27

Supplemental Information                   28

Directors and Officers      Inside Back Cover



ABOUT THE COVER

The radar screen symbolizes the company's continuing, aggressive search for strategic growth prospects through complementary acquisitions as well as the recognition of tactical consolidation opportunities within its core business.



                         << TUNNER 60K AIRCRAFT CARGO
                            LOADER/TRANSPORTER



              [PHOTO]

Engineered Support Systems, Inc. is expanding its presence in the military support industry as a result of four strategic acquisitions within the past two years. The company is positioned to capitalize on positive shifts in U.S. military strategy and Department of Defense procurement policy.




FINANCIAL HIGHLIGHTS  >>

In thousands, except for per share data
--------------------------------------------------------------------------------------------------------------
Year Ended October 31                       1999           1998           1997           1996           1995
--------------------------------------------------------------------------------------------------------------
Results of Operations:
Net revenues                            $165,256        $96,973        $88,571        $81,507        $65,533
Gross profit                              31,879         22,630         14,755         12,414         10,745
Income from operations                    14,656         10,242          7,668          5,936          5,016
Net income                                 7,309          5,789          4,639          3,314          2,473
Earnings per share (diluted)            $   1.20        $  1.16        $   .94        $   .68        $   .51
Weighted shares outstanding (diluted)      6,082          4,991          4,955          4,880          4,896
--------------------------------------------------------------------------------------------------------------
Financial Position:
Working capital                         $ 14,305        $18,210        $11,560        $ 8,354        $ 4,700
Total assets                             239,396         92,160         37,084         34,092         33,792
Long-term debt and ESOP bank loan         80,653         37,505          2,068          2,959          3,924
Shareholders' equity                      63,422         30,166         23,726         19,251         15,217
--------------------------------------------------------------------------------------------------------------
Backlog of Defense Orders:
Funded backlog                          $277,156        $80,801        $44,114        $90,722        $90,385
Government options on funded backlog     850,479        319,575        155,039        153,795        100,172
--------------------------------------------------------------------------------------------------------------



       Net Revenues
       in millions

         [GRAPH]


     Operating Income
       in millions

         [GRAPH]


Diluted Earnings Per Share

         [GRAPH]


      Funded Backlog
       in millions

         [GRAPH]


       Total Backlog
        in millions

         [GRAPH]

To Our Shareholders:

>> In fiscal 1999, following our plan of tactical consolidation and strategic growth, Engineered Support Systems achieved record profits and put in place the operational structure for greatly expanded revenues and earnings in the future.

<FACT>
Annualized revenues
of more than $350
million for 2000.


<FACT>
Total backlog
of $1.1 billion -
almost three times
greater than 1998.

For the year ended October 31, 1999, the company reported record revenues of $165.3 million, an increase of 70 percent compared with revenues of $97.0 million the previous year. Net income for the year reached a record $7.3 million, or $1.20 per diluted common share, a 26 percent increase over net income of $5.8 million, or $1.16 per diluted share, the year before. The current year earnings per share level reflects the issuance through a public stock offering of an additional 2 million common shares in April of this year. Our consistent progress is clearly reflected in a five-year compounded growth rate of 24 percent for net revenues and 57 percent for net income.

Reinforcing this pattern of steady growth, our acquisition and consolidation strategy has positioned the company for exceptional results. In the 20-month period from February 1998 to September 1999, we successfully completed four significant acquisitions, as well as several smaller acquisitions. As a result, Engineered Support Systems has greatly strengthened its position as a leading military supplier, while increasing annualized revenues to more than $350 million and employment to 2,500 people at 10 facilities with a combined total of nearly 2 million square feet.

In February 1999, we acquired the Fermont Division of Dynamics Corporation of America for $10.1 million. Fermont is a leading supplier of electric generator sets to the military, producing more than 100 different types ranging in size from 3 kilowatts to 1 megawatt. Then, in September 1999, we added Systems & Electronics Inc. (SEI), the defense subsidiary of ESCO Electronics Corporation, in an $81.7 million acquisition. With roots reaching back more than 75 years, they are a leading manufacturer of military support equipment including high-technology aircraft cargo loading and heavy transportation systems, fire-control support systems and avionics test equipment, as well as commercial electronic and material handling equipment. With more than 80 percent of revenues derived from defense contracts, this acquisition significantly strengthens our position and product line within the military support industry.

Acquisition and Consolidation Strategy >>
These key acquisitions are part of a long-range strategy designed to grow the company and build shareholder value by consolidating second- and third-tier defense companies. This rationale is supported by trends in Department of Defense (DoD) procurement policy and higher defense spending levels. Thus, it enables us to acquire competitors and other attractive companies in the military support industry. Entrepreneurial by nature and design, we can react quickly and decisively to opportunities as they emerge. And, importantly, we have the financial capacity to continue this growth strategy.

The acquired companies deliver a number of substantial benefits: extended or complementary product lines, new market opportunities, broadened skills, experienced management, leading positions in product categories, increased overall capabilities and expanded facilities. In addition to the operational synergies achieved and


[PHOTO]    [PHOTO]    [PHOTO]
the cost savings derived by eliminating duplicate marketing, procurement and administrative functions, we gain enormous potential for collaboration and cross-fertilization. As an example, this year three of our defense subsidiaries jointly bid and won a military contract to develop a shipboard water purification system. Our ongoing strategy to grow our company through the acquisition of value-added, technologically differentiated products leads to greater customer satisfaction and the opportunity for further business expansion.

We have employed several alternatives to help finance our continuing growth strategy. As mentioned previously, in April 1999, we successfully completed a follow-on public offering of 2 million shares of common stock; net proceeds of $25.6 million were used to repay debt and to provide flexibility to pursue opportunities like Systems & Electronics. A $145 million senior debt facility in September 1999 was used to finance that acquisition, to retire existing borrowings, and to fund future growth.

In our previous acquisitions, management attention was appropriately focused on primarily generating revenues and profits rather than integrating back-office operations. As we more than doubled the size of our company in terms of revenues, backlog, facilities and personnel with the SEI acquisition, a comprehensive initiative is currently focused on the tactical consolidation of all company-wide defense operations. Transition teams involving members from each of our defense subsidiaries have been formed for all major functional areas of the company including program management, engineering, procurement, accounting and information systems amongst others. These teams are charged with the identification and deployment of synergy and leverage opportunities within the company. Our management team will act quickly and decisively to improve the structure, efficiency and profitability of our organization with an eye on the long-term horizon.

Future Outlook >>
Today, Engineered Support Systems is solidly positioned for continued growth - and this momentum is increasingly being recognized throughout the investment community. In its November 1, 1999, issue, Forbes magazine named the company to its annual listing of "America's 200 Best Small Companies" - ranking No. 91 overall on the basis of profitability, growth, sales, net income and market value. Our analyst research coverage markedly increased as well in 1999 with several well-known brokerage houses following our stock.

As you will read later in this report, major trends in military procurement policy and a transformation of U.S. defense strategy greatly favor the company and offer enormous growth opportunities in revenues and earnings.

We realized a substantial year-end funded backlog of defense contracts - three and a half times larger than the prior year. Including production options on existing defense contracts, our backlog totaled $1.1 billion at year-end. As existing products mature and contracts move from their initial stages to full production, we will generate an acceleration of cash flow.

We also will continue our aggressive acquisition strategy, exploring opportunities to add solid companies to our roster of respected military manufacturers. In order to meet the criteria of our strategy, an acquisition candidate must be immediately accretive to earnings and provide long-term value to our shareholders.

Just prior to year-end, we established the Office of the Chairman in an effort to enhance the scope and capabilities of our executive leadership team. Joining me in this capacity are Jerry Potthoff, newly named president and chief operating officer of the company; Gary Gerhardt, who has been promoted to vice chairman-administration and chief financial officer; and Ron Davis, vice president-planning and development. Jerry was formerly president and chief operating officer of SEI; Gary has been with the company 17 years and most recently served as executive vice president and chief financial officer; and Ron has served in a variety of sales and marketing capacities with the company over the past 16 years. With their able leadership, I look forward to continued progress for our company, particularly on the business consolidation and integration fronts.

On behalf of Engineered Support Systems' management, directors and employees throughout the country, we thank you for your continued confidence and support. Together, we anticipate even greater success ahead.



                                 /s/ Michael F. Shanahan, Sr.

                                 Michael F. Shanahan, Sr.
                                 Chairman of the Board and
                                 Chief Executive Officer


<FACT>
The $25.6 million
raised in a follow-
on stock offering
and $145 million
debt refinancing
provide greater
flexibility to
pursue additional
acquisitions.


<FACT>
Named No. 91
on Forbes list
of "America's
200 Best Small
Companies"
for 1999.

ESSI at a Glance ----------- >>


COMPANY                                         DESCRIPTION
[Systems & Electronics Inc. LOGO]               Systems & Electronics Inc. is a leading designer
                                                and manufacturer of military support equipment
                                                including aircraft loading systems, heavy
                                                transport systems, fire-control support systems,
                                                radar systems, specialized avionics testing
                                                equipment and material handling equipment. It
                                                comprises the heavy military support
                                                and electronics and automation business
                                                segments.

[ENGINEERED AIR SYSTEMS, INC. LOGO]             Engineered Air Systems, Inc. designs and
                                                manufactures a wide range of military support
                                                equipment including nuclear/biological/chemical
                                                defense systems, environmental control systems,
                                                water storage, purification and distribution
                                                equipment, petroleum testing labs, containers
                                                and general support equipment. It operates in
                                                the light military support and related
                                                commercial/industrial business segment.

[Keco LOGO]                                     Keco Industries, Inc. is a major producer of
                                                military support equipment including
                                                environmental control systems, water
                                                purification systems, refrigeration equipment,
                                                containers and general military support
                                                equipment. It operates in the light military
                                                support and related commercial/industrial
                                                business segment.

[Marlo LOGO]                                    Engineered Coil/Marlo Coil is a leading designer
                                                and manufacturer of custom engineered coils,
                                                refrigeration and air handling equipment - and
                                                is the largest supplier of marine coils, air-
                                                handling units, product coolers and
                                                refrigeration plants to the U.S. Navy. It
                                                operates in the light military support and
                                                related commercial/industrial business segment.

[Fermont LOGO]                                  Engineered Electric/Fermont is a leading
                                                supplier of military generator sets and power
                                                systems in more than 100 different types, with
                                                outputs ranging from 3 kilowatts to 1 megawatt.
                                                It operates in the light military support and
                                                related commercial/industrial business segment.

[Engineered Specialty Plastics LOGO]            Engineered Specialty Plastics, Inc. is a
                                                manufacturer of injection molded plastic
                                                products and a proprietary line of plastic
                                                faucets. It comprises the custom molded plastic
                                                products business segment.

Through several recent acquisitions focused on the value-added differentiation of its product lines, Engineered Support Systems has become a leading designer and manufacturer of military support equipment for America's armed forces, as well as a range of
specialized commercial and industrial equipment and products.       [ESSI LOGO]

COMPANY
Systems & Electronics Inc.

FACILITIES AND MARKETS

Facilities: Manufacturing, engineering, testing and administrative facilities in St. Louis and West Plains, Missouri, and Sanford, Florida, total 842,000 square feet with a work force of 1,500.

Markets: U.S. military, U.S. Postal Service, pharmaceutical industry.

1999 MILESTONES

* Acquired for $81.7 million on September 30, 1999 from ESCO Electronics Corporation.

* Adds over $500 million, including options, to total year-end defense contract backlog.

* Tunner 60K Aircraft Cargo Loader/Transporter contract in full scale production.

* Provides significant capability in heavy military support equipment and electronics and automation systems business lines.

COMPANY
Engineered Air Systems, Inc.

FACILITIES AND MARKETS

Facilities: Manufacturing, engineering, testing and administrative facilities in St. Louis, Missouri, encompass 196,000 square feet with a work force of 200.

Markets: U.S. military.

1999 MILESTONES

* Acquired technical data and tooling for Large Aircraft Start System (LASS) pneumatic power unit from competitor, Libby Corporation.

* Awarded $10.1 million LASS contract for U.S. Air Force.

* Options exercised for Chemical and Biological Protected Shelter Systems (CBPSS) totaling $27.8 million by U.S. Army.

COMPANY
Keco Industries, Inc.

FACILITIES AND MARKETS

Facilities: Manufacturing, engineering, testing and administrative facilities in Florence, Kentucky, and Blue Ash, Ohio, comprise 306,000 square feet with a work force of 300.

Markets: U.S. military.

1999 MILESTONES

* Production options exercised for $22.9 million on Field Deployable Environmental Control Units (FDECU) by U.S. Air Force.

* FDECU moved from design phase to full-scale production.

COMPANY
Engineered Coil/Marlo Coil

FACILITIES AND MARKETS

Facilities: Manufacturing, engineering, testing and administrative facilities in High Ridge, Missouri, total 185,000 square feet with a work force of 200.

Markets: U.S. military, food processing, healthcare, semiconductor and pharmaceutical industries.

1999 MILESTONES

* Awarded $17.7 million contract for Reverse Osmosis Desalinization Unit (RODU) for U.S. Navy's LPD-17 assault ship program.

* Received award for cooling and fan coil contract for LPD-17 program totaling $29.2 million.

COMPANY
Engineered Electric/Fermont

FACILITIES AND MARKETS

Facilities: Manufacturing, engineering, testing and administrative facilities in Bridgeport, Connecticut, cover 109,000 square feet and employ a work force of 150.

Markets: U.S. military, government agencies including FEMA and FAA.

1999 MILESTONES

* Net assets acquired from Dynamics Corporation of America in February 1999 for $10.1 million.

* Broadened company's product offerings to DoD to include electrical generator sets - a $150 million annual market to the U.S. military.

* Options exercised for $11.1 million on Tactical Quiet Generator (TQG) contract by U.S. Army.

COMPANY
Engineered Specialty Plastics, Inc.

FACILITIES AND MARKETS

Facilities: Production, finishing, assembly and testing facilities in Hot Springs, Arkansas, and Bossier City, Louisiana, total 206,000 square feet and employ 150 people.

Markets: Telecommunications, food processing, office equipment, housewares, storage systems and faucets.

1999 MILESTONES

* Acquired operations of Engineered Products, Inc.'s Bossier City, Louisiana division for $3.1 million.

* Received ISO 9002 certification.

Today U.S. military defense strategy is focused on the rapid deployment of troops and support equipment anywhere in the world. Through a combination of key acquisitions, strong internal growth, and forward-thinking management, the company is uniquely positioned to take advantage of continuing changes in U.S. military strategy and defense spending.

An Overview of the Military Marketplace

>> In the post-Cold War era, U.S. defense strategy and spending have undergone a dramatic transformation. Once based on a large-scale bipolar conflict with the Soviet Union and its allies, U.S. military strategy today is geared toward the type of scenarios taking place in Kosovo, East Timor and elsewhere - multiple, simultaneous regional conflicts requiring rapid deployment of troops and equipment.

As the perceived threat and potential scope decreased, so did the military budget - from a post-Cold War high of $303.6 billion (in current dollars) in 1988 to a modern low of $265.2 billion in 1996. Recently, however, this trend has reversed. The Department of Defense
(DoD) projects compounded annual growth in its procurement spending budget of 11 percent through 2001, reaching nearly $62 billion. The segment of the overall procurement budget covering military support supplies and equipment - the primary market for Engineered Support Systems - is expected to increase 8 percent annually, surpassing $15 billion by 2001.

This upswing in military spending reflects several contributing factors, including the growing number of regional conflicts around the globe and the need for rapid deployment capabilities, the increased threat of chemical and biological warfare, and the growing number of nations with the capability to deliver weapons of mass destruction.

At the same time, the DoD has initiated a number of basic changes in its overall procurement policy - shifting from its historic "best bid" method to a "best value" approach. Rather than awarding contracts based solely on the lowest price, this new policy also takes into consideration the contractors' experience, technical expertise and ability to complete the project. Increasingly, design and engineering functions are being outsourced to capable defense contractors like Engineered Support Systems. Today, contract performance equals improved profitability.

Engineered Support Systems is well-positioned to take advantage of these changes in defense strategy and trends in procurement policy. Rapid deployment of ground forces relies heavily on troop support and major systems support. The increasing emphasis on combating chemical and biological weapons requires specialized products and technical expertise that match this focus. And in the highly fragmented military support equipment market, the company ranks as the sole supplier of shipboard air handling systems, the market leader in power generators and the lead supplier of chemical and biological shelter and collective protection systems.

Military Products

>> In its role as a major defense contractor, Engineered Support Systems has a recognized expertise in the design, development and manufacture of equipment to support ground forces and weapon systems in the field. The acquisition of Systems and Electronics Inc. (SEI) brings an exciting new dimension to the company's capabilities with the addition of complementary expertise ranging from aircraft cargo loading systems, heavy transportation equipment and tactical bridging to fire support systems, automatic test equipment and radar systems.

Military product sales accounted for 79 percent of company revenues in fiscal 1999. The record level of orders in the funded defense backlog at year-end, representing a more than three-fold increase over the prior year, resulted from both existing and newly awarded contracts, together with recent acquisitions. The funded backlog of government contracts totaling $277.2 million at year-end, coupled with government options to purchase an additional $850.5 million in products, represent an outstanding base of business on which to build.


[PHOTO]

<< STRIKER
Vehicle-mounted fire support systems such as Striker provide U.S. Army field artillery units with the forward deployed "eyes and brains" necessary to lay fast and accurate indirect fire.


TUNNER 60K AIRCRAFT CARGO LOADER/TRANSPORTER >>
A fully loaded Tunner can transport its cargo at 23 miles per hour, a 50 percent improvement over specification requirements. With the efficiency provided by the Tunner 60K Loader, the U.S. Air Force can now transport cargo to any hot spot in the world in a fraction of the time previously required. Including options, total Tunner backlog of $378.0 million means expected production through 2004-2005.

[PHOTO]

Military Products CONTINUED

The company's military products are organized along three separate business lines that include Light Military Support Equipment, Heavy Military Support Equipment and Electronics Systems.

Light Military Support Equipment
Light Military Support Equipment includes five basic product categories
- chemical and biological defense systems, environmental control systems, petroleum and water systems, containerized systems and general military support equipment.

Chemical and biological defense systems are designed to protect military units in forward areas from the effects of chemical and biological weapons. One of the key products currently being manufactured for U.S. forces includes the Chemical and Biological Protected Shelter System (CBPSS), a self-contained, environmentally controlled and contamination-free work area. This specially designed system can be deployed in less than 20 minutes to serve as a mobile medical aid station, command post or emergency facility. Including options, the backlog on CBPSS totals $94.3 million with production expected over the next several years. Micro-Climatic Conditioning Systems (MCS) offer on-board air filtration and cooling for a five-man Paladin tank crew.

Company-produced environmental control systems are used to regulate or modify conditions in ground


[PHOTO]

CPBSS >>
The Chemical and Biological Protected Shelter System can be fully operational in less than 20 minutes, a critical characteristic, since it is designed to be relocated as many as three times each day.


FDECU - FIELD DEPLOYABLE ENVIRONMENTAL CONTROL UNIT >>
The FDECU is a field-deployable heat pump for use in cooling, heating, dehumidifying, filtering and circulating air for portable shelters, tents and vans. The total backlog, including options, of $126.9 million is scheduled for production over the next four years.

[PHOTO]

Record levels of both funded backlog and government options represent a combined potential of three years of identifiable business for our company. >>


enclosures and on board aircraft, ships and vehicles. Adaptable to chemically and biologically contaminated areas, Field Deployable Environmental Control Units (FDECU) are designed to meet climate control requirements for both personnel and equipment. This field-deployable heat pump can be used to heat, cool, dehumidify, filter and circulate air in portable shelters, hospital systems, tents and fixed sites. FDECU production is currently planned over the next four years as the total contract backlog, including options, of $126.9 million is completed. Refrigeration plants, cooling coils and fan coils provide shipboard cooling for both personnel and perishable food on the U.S. Navy's combat ships. Chemically/ Biologically Hardened Air Management Plants (CHAMP) enable medical staff and patients to survive chemical attacks, reduce infection and continue emergency operations in a contaminated environment.

Petroleum and water systems manufactured by the company are designed to pump, store, purify and test water and petroleum in the field. Current contracts include the Reverse Osmosis Desalinization Unit (RODU) developed for U.S. Navy vessels, which is a shipboard system designed to provide safe, sanitary drinking water. The RODU contract, a joint project teaming Engineered Air, Marlo Coil and Keco, has a total contract backlog, including options, of $17.7 million, which is expected to be realized over the next several years as the related ships are built for the Navy. Aerial Bulk Fuel Delivery Systems (ABFDS), used to transport fuel by aircraft to tactical and ground forces, also provide aircraft refueling support capability at forward operating locations.

The company's containerized systems are specially designed for unique transportation or storage applications. Quadcon connectable containers offer multi-use capabilities for the transportation or storage of bulk products; four units can be connected to form a 20-foot container. Refrigerated containers are used to preserve and transport perishable and frozen foods to military operational locations.

MARINE GRADE COILS AND AIR HANDLING UNITS >>
Fan coil units and assemblies are used to meet air conditioning and heating needs aboard U.S. Navy ships and military sealift and Coast Guard vessels.

[PHOTO]

Military Products CONTINUED

General military support equipment is designed to support forward-deployed combat units. Personal hygiene equipment includes portable field latrines, as well as laundry, shower and shaving facilities. Tactical Quiet Generator (TQG) sets effectively combine reliable performance with lightweight, low-noise capabilities. The company's current 5, 10 and 15 kw TQG contract, with a total backlog, including options, of $169.5 million, is projected to run through 2007.

The largest air conditioning units ever built for the U.S. Air Force, B-1B/B2 Flight Line Air Conditioners are used during pre-flight and post-flight checks to cool the avionics and electronics systems aboard B-1 and B-2 bombers, and Talon I and Talon II gunships. Also, the company's Large Aircraft Start System (LASS) pneumatic power unit provides the high volumes of air needed to start jet turbine engines on large aircraft.

Heavy Military Support Equipment
The company's Heavy Military Support Equipment segment includes aircraft cargo loaders, transport systems and tactical bridging. The Tunner 60K Aircraft Cargo Loader/Transporter is proving its mobility, versatility and durability at U.S. Air Force bases around the globe. The world's highest capacity aircraft cargo loader, the Tunner enables the Air Force to quickly transport cargo to any hot spot around the globe in support of U.S. military forces. With a total contract backlog of $378.0 million, including options, the Tunner contract is projected to run for the next five to six years. M1000 Heavy Equipment Transporter trailers, which played a key role in the deployment and resupply of American armed forces in Bosnia, can carry tanks and armored personnel carriers weighing more than 70 tons through the most demanding terrain and weather conditions. The total M1000 contract backlog, including options, of $52.3 million is expected to be realized over the remaining two-year production period. The company also believes there may be significant opportunities for M1000 or similar contracts with either the U.S. or foreign militaries in the near future. Tactical bridging systems reflect the company's proven expertise in high-strength steel and aluminum fabrication, hydraulic system design, and mechanical and hydraulic systems integration. Providing logistical and tactical support for combat units, these bridges meet the U.S. military's mobility, speed and sustainability requirements.

Electronics Systems
Electronics Systems include fire-control support systems, sophisticated radar and electronic warfare systems, and highly specialized avionics testing equipment. Currently, the company is the sole-source provider of fire support systems for the U.S. Army. The Striker Fire Support System provides enhanced surveillance, target location



TACTICAL QUIET GENERATOR SETS - TQG >>
TQG's are used by all branches of the U.S. military for electrical power. Annual demand for military generator sets, including TQGs, exceeds $150 million - with the acquisition of Fermont, Engineered Support is now a leader in this market.

[PHOTO]


FLIGHT LINE AIR CONDITIONERS >>
Units like the one shown here are used to cool aircraft avionics and electronics systems during pre-flight and post-flight checkouts and repairs. These units utilize ozone-friendly and environmentally safe R-134 refrigerant.

[PHOTO]
and designation, self-location and command, control and communications capabilities. This advanced automatic system integrates with the Bradley Fire Support Team (BFIST) mission equipment package onto the High Mobility Multi-purpose Wheeled Vehicle (HUMVEE) chassis. The BFIST/Striker contract is currently valued at $13.9 million with a total potential of more than $100 million. A derivative system using enhanced, reconfigurable sensors is being developed as the Reconnaissance, Surveillance and Target Acquisition (RSTA) system for the Army's new Brigade Combat Team initiative. The Manportable Surveillance and Target Acquisition Radar (MSTAR), used to detect, locate and classify moving personnel and vehicles, also provides automatic correction data for friendly artillery fire. The company is also a major participant in the U.S. Navy's Consolidated Automatic Support Systems (CASS) test equipment program with its High Power Offload to CASS (HPOC) system used to test essential avionics and electronics equipment. The HPOC contract is in its early stages with projected completion expected within the next four years. Total HPOC backlog, including options, amounts to $37.7 million.


[PHOTO]

<< M1000
The M1000 Heavy Equipment Transporter trailer carries armored vehicles and other heavy equipment of more than 70 tons, including the M-1 Abrams Main Battle Tank shown here.


MANPORTABLE SURVEILLANCE AND TARGET ACQUISITION RADAR - MSTAR >>
MSTAR detects, locates and classifies moving personnel, moving vehicles and low-flying helicopters. An additional mode detects artillery shell impacts and provides automatic correction data for friendly artillery fire.

[PHOTO]


HDSB - HEAVY DRY SUPPORT BRIDGE >>
The company's expertise in the design and manufacture of tactical bridging systems, like the Heavy Dry Support Bridge shown here, directly addresses the U.S. Army's need for bridges capable of supporting the newer, heavier tracked and wheeled armored vehicles.

[PHOTO]

Commercial/Industrial Products

>> Engineered Support Systems effectively translates its military experience and manufacturing capabilities into a variety of collateral products for commercial and industrial applications. For fiscal 1999, sales in this area accounted for 21 percent of company revenues.

Capitalizing on its naval contracting experience, the company manufactures a variety of air handling and heat transfer equipment, and custom-made HVAC systems for the commercial sector. This specialized equipment is used in a wide range of applications and industries - commercial and institutional buildings; aerospace, food processing, healthcare and civilian maritime applications; and pharmaceutical, chemical, semiconductor and telecommunications clean rooms.

Technologies originally developed by the company for the DoD have been modified to meet commercial applications for a variety of automation systems. The U.S. Postal Service (USPS) utilizes the Integrated Mail Handling System (IMHS), a heavy mechanical material handling system, in nearly 50 of its major bulk mail centers and processing/distribution centers across the country. The Flats Forwarding Terminal (FFT) is a computerized work station used by the USPS to automatically print and apply mailing labels on undeliverable letters and packages. In addition, sophisticated, highly accurate prescription-filling machines are produced for major pharmaceutical companies and healthcare providers.

The company custom manufactures specialty injection-molded plastic products for use in a variety of consumer goods and commercial applications - telecommunications, food processing, housewares and storage containers. A proprietary line of LifeTime lead-free, nonmetallic faucets is also manufactured and distributed by the company.


Consumer/Commercial Market

INTEGRATED MATERIAL HANDLING SYSTEM - IMHS >>
The IMHS is a heavy material handling system that the USPS has been using at its bulk mail facilities since 1995.

[PHOTO]


FLATS FORWARDING TERMINAL - FFT >>
The FFT serves as a computerized work station used by the USPS to automatically print and apply mailing labels to letters and packages that are undeliverable due to address changes.

[PHOTO]


PRESCRIPTION-FILLING MACHINES >>
Automated prescription-filling machines are utilized by pharmaceutical manufacturers and healthcare providers.

[PHOTO]


LIFETIME FAUCETS >>
The company provides quality nonmetallic faucets to many home improvement and discount stores.

[PHOTO]


TELECOMMUNICATIONS >>
The company manufactures a variety of products including telecommunications equipment for commercial customers.

[PHOTO]

Management's Discussion and Analysis of Financial
Condition and Results of Operations

Recent Developments >>
From 1997 to 1999, the Company's net revenues and net income have grown substantially as a result of both internal growth and of several significant acquisitions made during the past two years. In 1999, the Company made three acquisitions - two defense contractors and an injection molded plastics operation. Effective February 22, 1999, the Company acquired substantially all of the net assets of the Fermont Division of Dynamics Corporation of America (Fermont), a manufacturer of electrical generator sets primarily for the Department of Defense (DoD), for approximately $10.1 million. Effective July 1, 1999, the Company acquired the inventory, fixed assets and existing injection molded plastics operations of the Bossier City Division of Engineered Products, Inc. (Bossier City) for approximately $3.1 million. Effective September 30, 1999, the Company acquired all of the outstanding stock of the Systems & Electronics Inc. (SEI) defense subsidiary of ESCO Electronics Corporation, a manufacturer of military support and electronics equipment, for approximately $81.7 million. Each of these acquisitions were accounted for as a purchase. After allocating the respective purchase prices to the fair value of all identifiable tangible and intangible assets, goodwill of $50.7 million was recorded and is being amortized over an estimated life of 25 years. On a pro forma basis, the Company's net revenues and net income for 1999 were $352.2 million and $10.0 million, respectively, compared to actual net revenues and net income for 1999 of $165.3 million and $7.3 million, respectively.

Effective February 1, 1998, the Company acquired substantially all of the net assets of Nuclear Cooling, Inc., d/b/a Marlo Coil (Marlo Coil), a manufacturer of heat transfer and air movement equipment, from an investor group for approximately $25.3 million. On June 24, 1998, the Company purchased all of the outstanding common stock of Keco Industries, Inc. (Keco), a manufacturer of military support equipment, from an investor group for approximately $24.1 million. In conjunction with these two purchases, goodwill of $23.6 million was recorded and is being amortized over an estimated life of 25 years.

=======================================================================
Year Ended October 31              1999           1998           1997
-----------------------------------------------------------------------
Results of Operations
Net revenues                      100.0%         100.0%         100.0%
Cost of revenues                   80.7           76.7           83.3
-----------------------------------------------------------------------
Gross profit                       19.3           23.3           16.7
Selling, general and
   administrative expense          10.4           12.8            8.0
-----------------------------------------------------------------------
Income from operations              8.9           10.5            8.7
Interest expense, net              (1.6)          (1.5)           0.0
Gain on sale of assets              0.1            0.9            0.0
-----------------------------------------------------------------------
Income before income taxes          7.4            9.9            8.7
Income tax provision                3.0            3.9            3.5
-----------------------------------------------------------------------
Net income                          4.4%           6.0%           5.2%
=======================================================================
=======================================================================

The discussion set forth below analyzes certain factors and trends related to the financial results for each of the three years ended October 31, 1999, 1998 and 1997. This discussion should be read in conjunction with the Consolidated Financial Statements and Notes to the Consolidated Financial Statements.

The Company operates in four segments: heavy military support equipment, electronics and automation systems, light military support and related industrial/commercial equipment and custom molded plastic products. The heavy military support equipment segment engineers and manufactures load management and transport systems primarily for the U.S. Department of Defense (DoD). Segment products include aircraft load management equipment, tank transport systems and bridging systems. The electronics and automation systems segment engineers and manufactures radar and electronic warfare systems, fire support systems and avionics test equipment primarily for the DoD. The segment also engineers and manufactures material handling equipment primarily for the U.S. Postal Service and for the pharmaceutical industry throughout the United States. The light military support and related industrial/commercial equipment segment engineers and manufactures a broad range of military support equipment primarily for the DoD, as well as related heat transfer and air handling equipment for domestic commercial and industrial users. Segment products include environmental control systems, petroleum and water systems, chemical and biological defense systems and other multipurpose military support equipment. The custom molded plastic products segment manufactures a broad range of injection molded resin products, as well as a proprietary line of plastic faucets, primarily for commercial customers in the south-central United States. Prior to the acquisition of SEI in 1999, the Company did not operate in the heavy military support or the electronics and automation systems segments.

1999 Compared to 1998 >>
Consolidated net revenues increased $68.3 million, or 70.4%, in 1999 to $165.3 million from $97.0 million in 1998. Net revenues from the light military support and related industrial/commercial equipment segment increased by $58.5 million in 1999 to $128.4 million as compared to $69.9 million in 1998. This increase was due to an additional $30.2 million of net revenues generated by Fermont subsequent to its acquisition date. In addition, the inclusion of a full year's operations for acquisitions made in 1998 comprised $29.0 million of this increase. Net revenues from the heavy military support equipment and the electronics and automation systems segments totaled $13.1 million and $5.1 million, respectively, for 1999 due to the acquisition of SEI during the year. Net revenues for the Company's custom molded plastic products segment decreased $8.4 million to $18.7 million in 1999 as compared to $27.1 million in 1998 due to the loss of a major customer during the year.

Consolidated gross profit for 1999 increased 40.9% to $31.9 million (19.3% of consolidated net revenues) from $22.6 million (23.3% of consolidated net revenues) in 1998. Gross profit for the light military support and related commercial/industrial equipment segment increased to $25.2 million (19.6% of segment net revenues) from $16.7 million (23.9% of segment net revenues) in 1998. The increase in gross profit for the segment was primarily a result of the operations of Fermont subsequent to its acquisition date ($1.1 million), and the inclusion in 1999 of a full year's operations for acquisitions made in 1998 ($7.0 million). The decline in gross margin for the segment resulted from a less profitable product mix (generator sets) as compared to the Company's historical defense business operations. Gross profit for the heavy military support equipment and the electronics and automation systems segments totaled $2.6 million (20.1% of segment net revenues) and $0.8 million (15.4% of segment net revenues), respectively, for 1999 due to the acquisition of SEI during the year. Gross profit for the custom molded plastic products segment declined to $3.3 million (17.5% of segment net revenues) from $6.0 million (22.0% of segment net revenues) in 1998. The decreases in both gross profit and gross margin related to a decline in sales volume for the plastics segment during 1999.

Consolidated selling, general and administrative expense increased by $4.8 million, or 39.0%, to $17.2 million (10.4% of consolidated net revenues) in 1999 from $12.4 million (12.8% of consolidated net revenues) in 1998. Selling, general and administrative expense for the light military support and related commercial/industrial equipment segment increased to $12.6 million from $9.6 million in 1998. The increase was primarily a result of the operations of Fermont subsequent to its acquisition date ($1.2 million), and the inclusion of a full year's operations for acquisitions made in 1998 ($2.2 million), partially offset by lower expenses at other operations in this segment of $0.4 million in 1999. Selling, general and administrative expense for the heavy military support equipment and the electronics and automation systems segments totaled $1.4 million and $0.5 million, respectively, for 1999 due to the acquisition of SEI during the year. Selling, general and administrative expense for the custom molded plastic products segment was consistent with 1998.

Consolidated income from operations increased by $4.5 million, or 43.1%, to $14.7 million in 1999 from $10.2 million in 1998. Income from operations for the light military support and related commercial/industrial equipment segment increased to $12.6 million from $7.1 million in 1998. The increase was primarily a result of the inclusion in 1999 of a full year's operations for acquisitions made in 1998 ($4.8 million). Income from operations for the heavy military support equipment and the electronics and automation systems segments totaled $1.2 million and $0.2 million, respectively, for 1999 due to the acquisition of SEI during the year. Income from operations for the custom molded plastic products segment declined to $0.6 million from $3.2 million in 1998 due to significantly lower sales volume in the current year.

Net interest expense increased by $1.1 million to $2.6 million in 1999 primarily as a result of higher outstanding borrowings on the Company's revolving and term debt credit facilities as compared to the prior year. Higher borrowing levels were required to finance the Company's acquisitions over the past two years partially offset by the receipt of net proceeds of $25.6 million in conjunction with a follow-on public stock offering of 2.0 million shares completed in April 1999.

The effective income tax rate for 1999 and 1998 was 40.0%, resulting in total tax expense of $4.9 million in 1999 and $3.9 million in 1998. As a result of the foregoing, net income increased 26.3% to $7.3 million (4.4% of consolidated net revenues) in 1999 as compared to $5.8 million (6.0% of consolidated net revenues) in 1998.

1998 Compared to 1997 >>
Consolidated net revenues increased $8.4 million, or 9.5%, in 1998 to $97.0 million from $88.6 million in 1997. Net revenues from the light military support and related industrial/commercial equipment segment increased by $5.5 million in 1998 to $69.9 million from $64.4 million in 1997. This increase was due to an additional combined $36.5 million of net revenues generated by Marlo Coil and Keco subsequent to their respective acquisition dates. Other operations in this segment experienced a decrease of $31.0 million in net revenues in 1998 as several significant DoD contracts completed, or were nearing completion of, their production cycles during 1998. Net revenues for the custom molded plastic products segment increased $2.9 million to $27.1 million in 1998 from $24.2 million in 1997.

Consolidated gross profit for 1998 increased 53.4% to $22.6 million (23.3% of consolidated net revenues) from $14.8 million (16.7% of consolidated net revenues) in 1997. Gross profit for the light military support and related commercial/industrial equipment segment increased to $16.7 million (23.9% of segment net revenues) from $9.6 million (14.9% of segment net revenues) in 1997. The increase in gross profit for the segment was primarily a result of the additions of Marlo Coil and Keco ($10.2 million) in 1998, partially offset by lower gross profit at other operations in this segment ($3.2 million) resulting from a significant decline in net revenues in 1998. The improvement in gross margin for the segment resulted from an improved mix of contracts, and the addition of Marlo Coil and Keco, which generated gross margins above those provided by the Company's historical defense operations. Gross profit for the custom molded plastic products segment increased to $6.0 million (22.0% of segment net revenues) from $5.1 million (21.3% of segment net revenues) in 1997. An increase in sales volume for the plastics segment during 1998 drove the improvement in both gross profit and gross margin.

Consolidated selling, general and administrative expense increased by $5.3 million, or 74.8%, to $12.4 million (12.8% of consolidated net revenues) in 1998 from $7.1 million (8.0% of consolidated net revenues) in 1997. Selling, general and administrative expense for the light military support and related commercial/industrial equipment segment increased to $9.6 million from $4.0 million in 1997. The increase was primarily due to addition of selling, general and administrative expense generated by Marlo Coil and Keco ($5.6 million) during 1998, including additional goodwill amortization of $0.6 million. Selling, general and administrative expense for the custom molded plastic products segment declined $0.3 million in 1998.

Consolidated income from operations increased by $2.5 million, or 33.6%, to $10.2 million in 1998 from $7.7 million in 1997. Income from operations for the light military support and related commercial/ industrial equipment segment increased to $7.1 million from $5.6 million in 1997. The increase was primarily due to the acquisitions of Marlo Coil and Keco ($4.6 million), partially offset by a reduction from other segment operations of $3.1 million with their decline in net revenues from 1997. Income from operations for the custom molded plastic products segment increased to $3.2 million from $2.1 million in 1997 due to higher sales volume in 1998.

Net interest expense increased by $1.5 million to $1.5 million in 1998 as a result of term debt incurred in conjunction with the Marlo Coil and Keco acquisitions.

In 1998, the Company realized a $0.9 million gain primarily related to the sale of a facility previously leased to an unrelated third party. Proceeds from the sale of all property, plant and equipment totaled $2.6 million.

The effective income tax rate for 1998 and 1997 was 40.0%, resulting in total tax expense of $3.9 million in 1998 and $3.1 million in 1997. As a result of the foregoing, net income increased 24.8% to $5.8 million (6.0% of consolidated net revenues) in 1998 from $4.6 million (5.2% of consolidated net revenues) in 1997.

Outlook for 2000 and Future Years >>
Primarily due to the acquisitions of Fermont and SEI, the Company's funded backlog of defense orders increased to $277.2 million at October 31, 1999 from $80.8 million at October 31, 1998. In addition, government options on existing defense contracts (unfunded backlog) increased to $850.5 million at October 31, 1999 from $319.6 million at October 31, 1998. The Company expects the majority of these options to be converted into funded backlog.

The Company anticipates that consolidated net revenues and net income will increase in 2000. Increases in the light military support and related commercial/industrial equipment segment are expected in 2000 primarily as a result of the inclusion of the operations of Fermont for the entire period, as well as the transition of several major contracts from development to the production phase. Likewise, increases in net revenues and net income will occur in the heavy military support equipment and the electronics and automation systems segments due to the inclusion of the operations of SEI for the entire period. The Company will derive the most significant portion of its 2000 defense revenues for these three segments from the Tunner 60K Aircraft Cargo Loader, Field Deployable Environmental Control Units, M1000 Heavy Equipment Transporters, Tactical Quiet Generator sets, and Chemical and Biological Protected Shelter System contracts. These contracts represent $831.6 million, or 73.7%, of the Company's total funded and unfunded defense backlog of defense orders at October 31, 1999, and, therefore, provide a significant base of revenues through their respective contract lives.

The Company's custom molded plastic products segment experienced a significant decline in net revenues and net income in 1999 due to the loss of a major customer during the year. The Company anticipates that this segment's results will improve in 2000 with the inclusion of the Bossier City operation for a full year and as the existing revenue base is expanded.

The Company continues to believe that significant consolidation opportunities exist within the military support and electronics segments of the defense industry in response to (i) the current fragmentation within the industry; (ii) the DoD's emphasis on awarding contracts on the basis of "best value"; and (iii) the DoD's increasing reliance on the engineering and design capabilities of contractors. The Company's major emphasis for 2000 includes the continuing integration of its acquired defense operations and consolidation initiatives aimed at leveraging its infrastructure and identifying operational synergies. Although the Company believes additional acquisitions may occur in 2000, any such transaction must be immediately accretive to earnings, must bring significant increases in revenues and backlog, and must provide long-term value to its shareholders.

Liquidity and Capital Resources >>
In April 1999, the Company issued an additional 2.0 million shares of common stock through a public offering, resulting in net proceeds of $25.6 million. A portion of the proceeds was used to repay borrowings under the Company's revolving line of credit agreement with the remainder used to repay a portion of the Company's term debt.

In conjunction with the acquisition of SEI in September 1999, the Company entered into a new credit agreement to provide a $90.0 million term loan and a $55.0 million revolving credit facility. The Company's primary sources of short-term financing are from cost reimbursements under contracts with the U.S. government via receipt of progress payments, billings for delivered products and borrowings under the revolving line of credit. As of October 31, 1999, the Company had $23.9 million outstanding against the revolving line of credit, remaining availability under the revolving line of credit of $22.7 million, and a cash balance of $0.3 million.

The Company's working capital needs are generally funded through cash flow from operations and the revolving line of credit. At October 31, 1999, the Company's working capital and ratio of current assets to current liabilities were $14.3 million and 1.17 to 1 as compared with $18.2 million and 1.83 to 1 a year ago. The Company used $4.6 million in 1999 and generated $5.4 million in 1998 in cash flow from operations. Investment in property, plant and equipment totaled $1.6 million and $1.3 million for 1999 and 1998. The Company anticipates that capital expenditures in 2000 should not exceed $6.0 million. Management believes that cash flow generated from operations, together with the available line of credit, will provide the necessary resources to meet the needs of the Company in the foreseeable future.

Inflation >>
Since substantially all of the Company's contracts with the DoD are at fixed prices, inflation can affect the ultimate profit to be realized on them. Some contracts have price adjustment provisions that limit the impact of inflation on profits. In addition, the Company's volume purchasing and forward purchasing policies serve to limit the effects of inflation. The Company considers potential inflation in preparation of contract proposals and bids. In addition, the Company's commercial and industrial products are predominantly custom-made. Therefore, the impact of inflation on operating results is typically not significant. The Company attempts to alleviate inflationary pressures on commercial and industrial products by increasing selling prices to help offset rising costs (subject to competitive conditions), increasing productivity and improving manufacturing techniques. Because of these factors, management does not believe that inflation has had, or that anticipated inflation will have, a significant effect on the Company's operations.

Year 2000 Readiness Disclosure >>
The Company is dependent upon computer hardware and software for internal operations and for processing product orders with its customers and suppliers. The Company relies on computerized systems for nearly every component of its business operations including: production scheduling and control; purchasing and receiving; inventory control; sales orders and invoicing; accounting (including accounts payable, accounts receivable, general ledger and payroll); engineering; quality control and inspection; word processing; and, in some cases, product testing.

The Company has developed and implemented a plan to address Year 2000 issues, which may impact its business. This plan included: (i) surveys of information technology systems, non-information technology or non-IT systems and product categories, (ii) assessment of required replacement or other Year 2000 remediation, (iii) implementation and subsequent testing of systems for Year 2000 compliance, and (iv) review of material suppliers' and customers' Year 2000 status or impact on the Company's ability to avoid business interruption.

The Company has completed Year 2000 compliance testing on all of its information technology systems. Such testing has not revealed any material noncompliance. The Company has upgraded or replaced those systems which were noncompliant.

With respect to non-IT systems such as security/alarm, fire control and telephone systems, the Company has surveyed and evaluated these systems for Year 2000 problems. In some instances, this evaluation has included communications with the original manufacturers or suppliers for representations regarding the equipment. The Company believes that the majority of these non-IT systems do not function on date-sensitive software or hardware. Therefore, it is not anticipated that Year 2000 poses a significant risk to non-IT systems.

Any of the Company's products that contain date-sensitive computerized components are tested for Year 2000 compliance at the time of installation. Accordingly, no significant Year 2000 risks are anticipated associated with the Company's products.

The Company may be affected by the Year 2000 readiness of its major suppliers and customers, over which it has no direct control. The Company believes that there is no single supplier that is critical to its business as a whole or that could cause a significant disruption in its production, although some of its business could be affected if a particular supplier on a particular contract were to fail to perform due to a Year 2000 failure within that supplier's business at a critical time. The Company has contacted its significant suppliers with Year 2000 surveys designed to assess supplier Year 2000 readiness. Of the suppliers responding, a significant number have indicated that they consider themselves Year 2000 compliant. To the best of its knowledge, the Company anticipates Year 2000 compliance of its significant suppliers.

Approximately 80% of the Company's revenues come directly or indirectly from the DoD. A disruption in the day-to-day functions of the DoD or other government agencies (and more particularly, a disruption in ability to pay accounts payable) could have a material adverse impact on the Company's business. In December 1999, the U.S. government announced that its major computer systems were Year 2000 compliant.

The Company expects to expend a total of approximately $0.5 million on Year 2000 compliance, of which substantially all had been expended through October 31, 1999.

In addition to the risks identified in the foregoing discussion, the Company faces material risks that (i) automated business functions could falter due to undetected or unaddressed Year 2000 issues which, for instance, could increase the cost of operations and cause delays in product shipment, and (ii) interruption in utilities could cause plant shutdowns. Any one of these scenarios could have a material adverse impact on the Company's operations, liquidity and financial condition.

Through January 15, 2000, the Company has yet to experience any significant problems as a result of the Year 2000 issue. While the Company cannot provide assurances that Year 2000 related problems affecting its business will not occur in the future, the Company believes that certain factors partially mitigate the potential adverse consequences of either an internal or external Year 2000 problem. These factors include, for instance: (i) the adequacy of funding sources to cover the Company's cash needs in the event it suffers payment delays from a major customer, and (ii) the availability of alternative supply sources in the event significant suppliers are unable to deliver products on a timely basis.

Recently Issued Accounting Pronouncements >>
The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), in June 1998. SFAS 133 provides standards on accounting and disclosure for derivative instruments and requires that all derivatives be measured at fair value and reported as either assets or liabilities in the statement of financial position. Changes in the fair value of a derivative must be recognized in earnings in the period of change unless the derivative qualifies as a hedge in accordance with SFAS 133. The Company is required to adopt this statement in the fourth quarter of fiscal year 2000. The adoption of this statement will have no impact on the Company's operating results, statement of financial position or cash flows, as the Company does not have any derivative instruments.

Forward-looking Statements >>
In addition to historical information, this Annual Report includes certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. The forward-looking statements involve certain risks and uncertainties, including but not limited to acquisitions, additional financing requirements, the decision of any of the Company's key customers (including the U.S. government) to reduce or terminate orders with the Company, cutbacks in defense spending by the U.S. government, increased competition in the Company's markets and the impact of any Year 2000 problems, which could cause the Company's actual results to differ materially from those projected in, or inferred by, the forward-looking statements.

Revenues by Product Classification >>
The following table sets forth net revenues for the years ended October 31, 1999, 1998 and 1997 from each of the Company's major product classifications within each segment:

====================================================================================================================
Year Ended October 31                             1999                          1998                          1997
--------------------------------------------------------------------------------------------------------------------
Light Military Support and
   Related Industrial/
   Commercial Equipment:
   Environmental control
     systems                     $ 77.1           46.6%         $43.4           44.7%         $22.8           25.7%
   Generator sets and
     related items                 30.2           18.3
   Petroleum and water
     systems                        4.9            3.0            4.5            4.6            8.2            9.3
   Chemical and biological
     defense systems                6.3            3.8            4.8            4.9            5.0            5.6
   General support
     equipment                      9.9            6.0           17.2           17.7           28.4           32.1
--------------------------------------------------------------------------------------------------------------------
                                  128.4           77.7           69.9           72.1           64.4           72.7
   Heavy military support
     equipment                     13.1            7.9
   Electronics and automation
     systems                        5.1            3.1
   Custom molded plastic
     products                      18.7           11.3           27.1           27.9           24.2           27.3
--------------------------------------------------------------------------------------------------------------------
   Total                         $165.3          100.0%         $97.0          100.0%         $88.6          100.0%
====================================================================================================================
====================================================================================================================

Fluctuations in 1999 revenues by segment and product classification are due, in part, to the acquisitions made over the past two years. Other fluctuations between periods result primarily from changes in DoD requirements. As a result, year-to-year comparisons of revenue by product may not be meaningful.

Consolidated Balance Sheets
====================================================================================================
October 31                                                                   1999              1998
----------------------------------------------------------------------------------------------------
Assets
Current Assets
Cash and cash equivalents                                            $    310,446       $ 5,773,529
Accounts receivable, net                                               23,594,040        14,036,184
Contracts in process and inventories, net                              68,350,836        18,686,810
Refundable income taxes                                                                     971,925
Deferred income taxes                                                   3,516,039           112,685
Due from related party (Note B)                                         4,223,737
Prepaid expenses and other assets                                         554,531           458,363
----------------------------------------------------------------------------------------------------
Total Current Assets                                                  100,549,629        40,039,496

Property, Plant and Equipment
Land                                                                    4,884,410         1,833,320
Buildings and improvements                                             34,258,499        15,330,883
Machinery and equipment                                                34,722,289        20,580,343
Furniture and fixtures                                                  2,817,008         1,215,762
----------------------------------------------------------------------------------------------------
                                                                       76,682,206        38,960,308
Less accumulated depreciation                                          16,667,784        13,895,326
----------------------------------------------------------------------------------------------------
                                                                       60,014,422        25,064,982

Goodwill, less accumulated
   amortization of $2,320,084 and $1,073,176                           74,354,061        25,835,892
Deferred income taxes                                                     385,867
Other assets                                                            4,092,163         1,219,852
----------------------------------------------------------------------------------------------------
Total Assets                                                         $239,396,142       $92,160,222
====================================================================================================

Liabilities and Shareholders' Equity
Current Liabilities
Notes payable                                                        $ 23,900,000
Current maturities of long-term debt                                   10,037,500       $ 7,204,172
Accounts payable                                                       27,876,474         7,285,396
Income taxes payable                                                    1,065,480
Accrued employee compensation                                          14,110,634         2,503,745
Other liabilities                                                       9,254,045         3,642,852
Due to related party (Note B)                                                             1,193,797
----------------------------------------------------------------------------------------------------
Total Current Liabilities                                              86,244,133        21,829,962
Long-term debt                                                         80,075,000        36,779,160
Deferred income taxes                                                                     2,659,699
ESOP guaranteed bank loan                                                 578,100           725,700
Other liabilities                                                       9,077,211
Commitments and contingencies (Note J)

Shareholders' Equity
Common Stock, par value $.01 per share; 10,000,000 shares
   authorized; 7,503,854 and 5,490,604 shares issued                       75,039            54,906
Additional paid-in capital                                             37,032,274        11,082,278
Retained earnings                                                      30,780,853        23,682,931
----------------------------------------------------------------------------------------------------
                                                                       67,888,166        34,820,115
Less ESOP guaranteed bank loan                                            578,100           725,700
Less treasury stock at cost, 614,896 and 638,702 shares                 3,888,368         3,928,714
----------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                             63,421,698        30,165,701
----------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                           $239,396,142       $92,160,222
====================================================================================================
====================================================================================================
See Notes to Consolidated Financial Statements.

                                                                          17

Consolidated Statements of Income
=====================================================================================================
Year Ended October 31                                      1999              1998              1997
-----------------------------------------------------------------------------------------------------
Net revenues                                       $165,255,849       $96,972,886       $88,570,970
Cost of revenues                                    133,377,116        74,343,103        73,816,030
-----------------------------------------------------------------------------------------------------
Gross profit                                         31,878,733        22,629,783        14,754,940
Selling, general and administrative expense          17,222,982        12,387,419         7,087,026
-----------------------------------------------------------------------------------------------------
Income from operations                               14,655,751        10,242,364         7,667,914
Interest expense                                     (2,729,510)       (1,767,640)         (221,987)
Interest income                                         129,647           293,379           286,019
Gain on sale of assets                                  124,403           879,278
-----------------------------------------------------------------------------------------------------
Income before income taxes                           12,180,291         9,647,381         7,731,946
Income tax provision                                  4,871,000         3,858,000         3,093,000
-----------------------------------------------------------------------------------------------------
Net income                                         $  7,309,291       $ 5,789,381       $ 4,638,946
=====================================================================================================
Earnings per share:
   Basic                                           $       1.23       $      1.21       $       .98
   Diluted                                         $       1.20       $      1.16       $       .94
=====================================================================================================
=====================================================================================================
See Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity
=============================================================================================================================
                                                     Additional                          ESOP
                                          Common        Paid-in       Retained     Guaranteed       Treasury
                                           Stock        Capital       Earnings      Bank Loan          Stock          Total
-----------------------------------------------------------------------------------------------------------------------------
Balance at October 31, 1996              $36,873    $ 8,998,489    $13,465,694    $(1,020,900)   $(2,228,940)   $19,251,216
Net income                                                           4,638,946                                    4,638,946
Cash dividends                                                         (78,445)                                     (78,445)
Exercise of stock options                    853        628,581                                                     629,434
Reduction of ESOP
   guaranteed bank loan                                                               147,600                       147,600
Purchase of treasury stock                                                                          (957,091)      (957,091)
Issuance of treasury stock
   to ESOP                                               71,595                                       22,331         93,926
-----------------------------------------------------------------------------------------------------------------------------
Balance at October 31, 1997               37,726      9,698,665     18,026,195       (873,300)    (3,163,700)    23,725,586
Net income                                                           5,789,381                                    5,789,381
Cash dividends                                                        (132,645)                                    (132,645)
Exercise of stock options                  1,198      1,263,526                                                   1,264,724
Reduction of ESOP
   guaranteed bank loan                                                               147,600                       147,600
Three-for-two stock split                 15,982        (15,982)
Purchase of treasury stock                                                                          (802,349)      (802,349)
Issuance of treasury stock
   to ESOP                                              136,069                                       37,335        173,404
-----------------------------------------------------------------------------------------------------------------------------
Balance at October 31, 1998               54,906     11,082,278     23,682,931       (725,700)    (3,928,714)    30,165,701
Net income                                                           7,309,291                                    7,309,291
Cash dividends                                                        (211,369)                                    (211,369)
Issuance of common stock                  20,000     25,530,000                                                  25,550,000
Exercise of stock options                    133        124,039                                                     124,172
Reduction of ESOP
   guaranteed bank loan                                                               147,600                       147,600
Purchase of treasury stock                                                                           (65,052)       (65,052)
Issuance of treasury stock
   to ESOP                                              295,957                                      105,398        401,355
-----------------------------------------------------------------------------------------------------------------------------
Balance at October 31, 1999              $75,039    $37,032,274    $30,780,853    $  (578,100)   $(3,888,368)   $63,421,698
=============================================================================================================================
=============================================================================================================================
See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows
=====================================================================================================
Year Ended October 31                                            1999           1998           1997
-----------------------------------------------------------------------------------------------------
Cash Flow from Operating Activities
Net income                                               $  7,309,291   $  5,789,381    $ 4,638,946
Adjustments to reconcile net income
   to net cash provided by (used in) operations:
      Depreciation and amortization                         4,325,381      2,812,585      1,897,832
      Deferred income taxes                                (1,157,000)       967,000       (385,000)
      Gain on sale of assets                                 (124,403)      (879,278)
-----------------------------------------------------------------------------------------------------
Cash provided before changes in operating
   assets and liabilities, excluding the effects
   of acquisitions                                         10,353,269      8,689,688      6,151,778
Changes in operating assets and liabilities:
   Accounts receivable                                         16,697     (1,543,761)     1,456,357
   Contracts in process and inventories                   (13,223,269)    (1,169,062)     2,942,250
   Accounts payable                                         3,060,910       (698,894)      (237,694)
   Current income taxes                                     2,037,405       (795,936)       (87,503)
   Net changes in other assets and liabilities             (6,801,613)       870,462        522,524
-----------------------------------------------------------------------------------------------------
Net cash provided by (used in) operations                  (4,556,601)     5,352,497     10,747,712
-----------------------------------------------------------------------------------------------------
Cash Flow from Investing Activities
Purchase of SEI, net of cash acquired                     (81,699,092)
Purchase of Fermont, net of cash acquired                 (10,091,736)
Purchase of Bossier City division of Engineered
   Products, Inc.                                          (3,096,514)
Purchase of Marlo Coil, net of cash acquired                             (25,344,103)
Purchase of Keco Industries, net of cash acquired                        (24,092,537)
Purchase of McIntyre Engineering                                          (1,512,388)
Additions to property, plant and equipment                 (1,593,503)    (1,331,147)    (1,987,322)
Proceeds from sale of property, plant and equipment           147,444      2,578,027
-----------------------------------------------------------------------------------------------------
Net cash used in investing activities                     (96,333,401)   (49,702,148)    (1,987,322)
-----------------------------------------------------------------------------------------------------
Cash Flow from Financing Activities
Net borrowings (payments) under line-of-credit agreement   23,900,000     (1,075,961)
Proceeds of long-term debt                                 90,000,000     45,000,000
Payments of long-term debt                                (43,870,832)    (2,443,749)    (1,456,901)
Issuance of common stock                                   25,550,000
Exercise of stock options                                     124,172      1,264,724        629,434
Purchase of treasury stock                                    (65,052)      (802,349)      (957,091)
Cash dividends                                               (211,369)      (132,645)       (78,445)
-----------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities        95,426,919     41,810,020     (1,863,003)
-----------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents       (5,463,083)    (2,539,631)     6,897,387
Cash and cash equivalents at beginning of year              5,773,529      8,313,160      1,415,773
-----------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                 $    310,446   $  5,773,529    $ 8,313,160
=====================================================================================================
=====================================================================================================
See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Note A >> Significant Accounting Policies.
Basis of Presentation and Principles of Consolidation: The consolidated financial statements include the accounts of Engineered Support Systems, Inc. (Company) and its wholly owned subsidiaries, Systems & Electronics Inc. (SEI), Engineered Air Systems, Inc. (Engineered Air), Keco Industries, Inc. (Keco), Engineered Coil Company, d/b/a Marlo Coil (Marlo Coil), Engineered Electric Company, d/b/a Fermont (Fermont) and Engineered Specialty Plastics, Inc. (ESP). All material intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates: In preparing these financial statements, management makes estimates and uses assumptions that effect some of the reported amounts and disclosures. Actual results could differ from these estimates and assumptions.

Cash and Cash Equivalents: Cash equivalents include temporary investments with original maturities of three months or less.

Revenue Recognition: Revenues on long-term contracts performed by SEI, Engineered Air, Keco and Fermont, substantially all of which are with the U.S. government, are recognized under the percentage of completion method and include a proportion of the earnings that are expected to be realized on the contract in the ratio that production costs incurred bear to total estimated production costs. Earnings expectations are based upon estimates of contract values and costs at completion. Contracts in process are reviewed on a periodic basis. Adjustments to revenues and earnings are made in the current accounting period based upon revisions in contract values and estimated costs at completion. Provisions for estimated losses on contracts are recorded when identified. Marlo Coil and ESP recognize revenue when products are shipped. Allowances for anticipated doubtful accounts are provided based on historical experience and evaluation of specific accounts. The allowance for doubtful accounts was $264,000 and $273,000 at October 31, 1999 and 1998, respectively.

Fair Value of Financial Instruments: For purposes of financial reporting, the Company has determined that the fair value of the Company's financial instruments, including cash and cash equivalents, accounts receivable and long-term debt, approximates book value at October 31, 1999 and 1998, based on terms currently available to the Company in financial markets.

Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, and accounts receivable. At October 31, 1999 and 1998, the Company's cash and cash equivalents were primarily invested in money market accounts at a financial institution. Management believes the credit risk is limited due to the short-term nature of these funds. Management believes the credit risk related to accounts receivable is limited due to the fact that 64% and 52%, respectively, of accounts receivable at October 31, 1999 and 1998 are due from the U.S. government and its agencies.

Contracts in Process and Inventories: Contracts in process and inventories represent accumulated contract costs, estimated earnings thereon based upon the percentage of completion method and contract inventories reduced by the contract value of delivered items of SEI, Engineered Air, Keco and Fermont. Inventories of Marlo Coil and ESP are valued at the lower of cost or market using the first-in, first-out method.

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

Property, Plant and Equipment: Property, plant and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives of 15 to 40 years for buildings and improvements, 5 to 15 years for machinery and equipment, and 3 to 10 years for furniture and fixtures.

Income Taxes: The income tax provision is based on earnings reported in the financial statements. Deferred income taxes are provided for the tax effects of temporary differences between financial and income tax reporting using current statutory tax rates.

Goodwill: Goodwill recorded in connection with purchase transactions is being amortized on a straight-line basis over approximately 25 years.

Earnings Per Share: Basic earnings per share for 1999, 1998 and 1997 is based on average basic common shares outstanding, after the effect of the stock split described in Note K, of 5,926,234, 4,785,335 and 4,753,265, respectively. Diluted earnings per share for 1999, 1998 and 1997 is based on average diluted common shares outstanding, after the effect of the stock split described in Note K, of 6,081,644, 4,991,453 and 4,954,787, respectively. Average diluted common shares outstanding include common stock equivalents, which represent common stock options as computed using the treasury stock method.

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

Industry Information: SEI, Engineered Air, Keco and Fermont design and manufacture military support equipment and substantially all revenues for these subsidiaries are related to contracts with the U.S. government. Marlo Coil manufactures and sells heat transfer and air movement equipment primarily to defense contractors, mechanical contractors and industrial users. ESP manufactures and sells made-to-order injection molded plastic products, and manufactures and distributes a proprietary line of faucets.

Recently Issued Accounting Pronouncements: The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS130), in June 1997. The Company has adopted SFAS 130 which requires disclosure of comprehensive income and its components. Comprehensive income includes net income, foreign currency items, minimum pension liability adjustments, and unrealized gains and losses on certain investments in debt and equity securities. For the three years ending October 31, 1999, the Company had no components of comprehensive income other than net income.

Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131), was issued in June 1997. The Company has adopted SFAS 131 which establishes standards for the reporting of information about operating segments. Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision makers in deciding how to allocate resources and in assessing performance. SFAS 131 also requires disclosures about products and services, geographic areas and major customers.

Statement of Financial Accounting Standards No. 132, "Employers'
Disclosures about Pension and Other Postretirement Benefits" (SFAS 132), was issued in February 1998. The Company adopted the provisions of SFAS 132 in 1999, which revises employers' disclosures about pension and other postretirement benefits.

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), was issued in June 1998. SFAS 133 provides standards on accounting and disclosure for derivative instruments, and requires that all derivatives be measured at fair value and reported as either assets or liabilities in the statement of financial position. The Company is required to adopt this statement in the fourth quarter of fiscal year 2000.

Note B >> Acquisitions.
Effective February 1, 1998, Engineered Coil Company, a wholly owned subsidiary of the Company, acquired substantially all of the net assets of Nuclear Cooling, Inc., d/b/a Marlo Coil, a manufacturer of heat transfer and air movement equipment, from an investor group for approximately $25.3 million. The fair value of the assets acquired, including goodwill of $17.1 million, was $31.0 million and liabilities assumed totaled $5.7 million. The purchase price was financed with approximately $2.8 million of available cash resources and bank term debt of $22.5 million. The operating results of Engineered Coil Company (Marlo Coil) are included in the Company's consolidated results of operations from the date of acquisition.

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

On June 24, 1998, the Company acquired all of the outstanding common stock of Keco Industries, Inc. (Keco), a manufacturer of military support equipment, from an investor group for approximately $24.1 million. ($1.2 million of this amount relates to consideration paid to Keco's previous shareholders in order for the Company to elect treatment of the transaction as an asset purchase pursuant to Section 338(h)(10) of the Internal Revenue Code. This election allows the Company to generate deductions for goodwill amortization and additional depreciation for federal income tax purposes. Section 338(h)(10) consideration to be paid is reflected on the October 31, 1998 Consolidated Balance Sheet as Due to Related Party.) The fair value of the assets acquired, including goodwill of $6.5 million, was $27.0 million and liabilities assumed totaled $2.9 million. The purchase price was financed with approximately $1.6 million of available cash resources and bank term debt of $22.5 million. The operating results of Keco are included in the Company's consolidated results of operations from the date of acquisition.

On February 22, 1999, Engineered Electric Company, a wholly owned subsidiary of the Company, acquired substantially all of the net assets of the Fermont division of Dynamics Corporation of America, a manufacturer of electrical generator sets primarily for the Department of Defense, for approximately $10.1 million. The fair value of assets acquired was $14.4 million and liabilities assumed totaled $4.3 million. The purchase price was financed with available cash resources and short-term borrowings under the Company's revolving credit facility. The operating results of Engineered Electric Company (Fermont) are included in the Company's consolidated results of operations from the date of acquisition.

Effective July 1, 1999, Engineered Specialty Plastics, Inc., a wholly owned subsidiary of the Company, acquired the inventory, fixed assets, existing operations and customer base of the Bossier City division of Engineered Products, Inc. (Bossier City) for approximately $3.1 million. The fair value of assets acquired was $3.1 million. The purchase price was financed with short-term borrowings under the Company's revolving credit facility. The operating results of Bossier City are included in the Company's consolidated results of operations from the date of acquisition.

Effective September 30, 1999, Engineered Systems and Electronics Inc., a wholly owned subsidiary of the Company, acquired all of the outstanding stock of Systems & Electronics Inc. (SEI), a manufacturer of military support equipment, from ESCO Electronics Corporation for approximately $81.7 million. (The purchase price is net of $4.2 million of cash acquired, which is reflected on the October 31, 1999 Consolidated Balance Sheet as Due from Related Party. The transaction will be treated as an asset purchase pursuant to Section 338 (h)(10) of the Internal Revenue Code.) The fair value of the assets acquired, including goodwill of $50.7 million, was $126.5 million and liabilities assumed totaled $44.8 million. The purchase price was financed with term debt as provided under the Company's credit agreement discussed in Note E. The operating results of SEI are included in the Company's consolidated results of operations from the date of acquisition.

The following unaudited pro forma summary presents the combined historical results of operations for the years ended October 31, 1999 and 1998 as adjusted to reflect the purchase transactions assuming the acquisitions had occurred at November 1, 1997. These pro forma results are not necessarily indicative of the combined results that would have occurred had the acquisitions actually taken place on November 1, 1997, nor are they necessarily indicative of the combined results that may occur in the future.

=======================================================================
Year Ended October 31                          1999              1998
-----------------------------------------------------------------------
Net revenues                           $352,174,000      $346,523,000
=======================================================================
Net income                             $ 10,020,000      $  7,804,000
=======================================================================
Basic earnings per share               $       1.69      $       1.63
=======================================================================
Diluted earnings per share             $       1.65      $       1.56
=======================================================================
=======================================================================

                                                                     21

Note C >> Accounts Receivable.
Accounts receivable includes amounts due from the U.S. government of $15,001,000 and $7,388,000 at October 31, 1999 and 1998, respectively.

Note D >> Contracts in Process and Inventories.
Contracts in process and inventories are comprised of the following:

=========================================================================================
October 31                                                 1999                    1998
-----------------------------------------------------------------------------------------
Raw materials                                       $ 4,579,038             $ 4,578,766
Work-in-process                                         990,727               1,397,593
Finished goods                                        1,357,946                 845,607
Inventories substantially applicable
   to government contracts in process,
   reduced by progress payments of
   $63,041,677 and $15,932,239                       61,423,125              11,864,844
-----------------------------------------------------------------------------------------
                                                    $68,350,836             $18,686,810
=========================================================================================
=========================================================================================

Contracts in process and inventories at October 31, 1999 and 1998 include estimated revenue of $45,678,000 and $18,256,000, respectively, representing accumulated contract costs and related estimated earnings on uncompleted government contracts.

Note E >> Notes Payable and Long-term Debt.
Effective September 30, 1999, the Company entered into a new bank credit agreement, which provided a $90 million term loan and a $55 million revolving credit facility. Quarterly principal payments on the term loan begin on December 31, 1999, with final payment due in September 2004. Borrowings under the term loan and the revolving credit facility are subject to interest, at the Company's option, at either the London Interbank Offered Rate (LIBOR) plus an applicable margin or at the prime rate plus an applicable margin. The margin applicable to LIBOR varies from 1.0% to 2.25% and the margin applicable to the prime rate varies from 0.0% to 1.0% depending upon the Company's ratio of total indebtedness to earnings before interest, taxes, depreciation and amortization (leverage ratio). At October 31, 1999, the effective interest rate under the credit agreement was 7.68%, and the Company had $22.7 million of availability under the revolving credit facility, which carries an unused commitment fee of 0.3% to 0.5% depending on the Company's leverage ratio. The credit agreement contains certain covenants, including maintaining net worth of at least $55 million plus 50% of quarterly net income after July 31, 1999 and maintaining a leverage ratio no greater than 3.75 to 1 through April 30, 2000, no greater than 3.25 to 1 from May 1, 2000 to October 31, 2000, no greater than 2.75 to 1 from November 1, 2000 to October 31, 2001 and no greater than 2.50 to 1 subsequent to October 31, 2001. Pursuant to the terms of the credit agreement, the Company is subject to various other financial and operating covenants and maintenance criteria, including restrictions on the Company's ability to incur additional indebtedness, make capital expenditures, create liens, dispose of material assets and enter into merger transactions and lease agreements, and requirements to maintain certain levels of fixed charge coverage. At October 31, 1999, the Company was in compliance with all restrictive covenants of its amended credit agreement. No compensating balance is required or maintained related to the agreement.

Long-term debt consists of:

===============================================================================================
October 31                                                       1999                    1998
-----------------------------------------------------------------------------------------------
Term loan, variable rate equal to the
   lesser of LIBOR plus applicable margin
   or prime rate plus applicable margin,
   payable in quarterly installments, with
   a final payment of $5,250,000 in 2004                  $90,000,000
Term loan, variable rate equal to the
   lesser of LIBOR plus applicable margin
   or prime rate less 0.5%, payable in
   monthly installments                                                           $43,833,332
Industrial revenue bonds, variable
   rate, payable in quarterly installments
   of $9,375 plus interest, due 2002                          112,500                 150,000
-----------------------------------------------------------------------------------------------
                                                           90,112,500              43,983,332
Less current maturities                                    10,037,500               7,204,172
-----------------------------------------------------------------------------------------------
                                                          $80,075,000             $36,779,160
===============================================================================================
===============================================================================================

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

Average borrowings under the revolving credit facility totaled $5.5 million for the year ended October 31, 1999. Borrowings under the revolving credit facility, the bank term loan and the ESOP loan are secured by substantially all assets of the Company and its subsidiaries and are guaranteed by the Company.

Annual principal payments of long-term debt are as follows:

=================================================================
Year Ended October 31
-----------------------------------------------------------------
2000                                                $10,037,500
2001                                                 17,037,500
2002                                                 21,037,500
2003                                                 21,000,000
2004                                                 21,000,000
-----------------------------------------------------------------
                                                    $90,112,500
=================================================================
=================================================================

Interest paid was $2,013,000, $1,828,000 and $158,000 in 1999, 1998 and
1997, respectively.

Note F >> Income Taxes.
The income tax provision is comprised of the following:

=========================================================================================
Year Ended October 31                          1999              1998              1997
-----------------------------------------------------------------------------------------
Current:
   Federal                              $ 5,284,000        $2,526,000        $3,170,000
   State                                    744,000           365,000           308,000
-----------------------------------------------------------------------------------------
                                          6,028,000         2,891,000         3,478,000
-----------------------------------------------------------------------------------------
Deferred:
   Federal                                 (997,000)          874,000          (327,000)
   State                                   (160,000)           93,000           (58,000)
-----------------------------------------------------------------------------------------
                                         (1,157,000)          967,000          (385,000)
-----------------------------------------------------------------------------------------
                                        $ 4,871,000        $3,858,000        $3,093,000
=========================================================================================
=========================================================================================

The deferred income tax provision (benefit) results from the following temporary differences:

===============================================================================================
Year Ended October 31                                1999              1998              1997
-----------------------------------------------------------------------------------------------
Uncompleted contracts                         $(1,988,000)        $ 813,000         $ (23,000)
Depreciation                                      106,000          (328,000)         (229,000)
Goodwill amortization                             337,000           143,000
Contributions to employee
   benefit plans                                  109,000           222,000           (60,000)
Other, net                                        279,000           117,000           (73,000)
-----------------------------------------------------------------------------------------------
                                              $(1,157,000)        $ 967,000         $(385,000)
===============================================================================================
===============================================================================================

Deferred tax liabilities (assets) are comprised of the following:

===============================================================================================
Year Ended October 31                                                  1999              1998
-----------------------------------------------------------------------------------------------
Depreciation                                                    $ 2,538,000        $2,740,000
Contract revenue                                                 (1,523,000)          393,000
Employee benefits                                                (4,993,000)         (124,000)
Goodwill                                                            480,000           143,000
Asset reserves                                                     (150,000)         (182,000)
Net operating loss and tax
   credit carryforwards                                            (112,000)         (195,000)
Other                                                              (142,000)         (228,000)
-----------------------------------------------------------------------------------------------
                                                                $(3,902,000)       $2,547,000
===============================================================================================
===============================================================================================

Deferred tax liabilities (assets) are presented on the Consolidated Balance Sheets as follows:

===============================================================================================
Year Ended October 31                                                  1999              1998
-----------------------------------------------------------------------------------------------
Current assets                                                  $(3,516,000)       $ (113,000)
Non-current assets                                                 (386,000)
Non-current liabilities                                                             2,660,000
-----------------------------------------------------------------------------------------------
                                                                $(3,902,000)       $2,547,000
===============================================================================================
===============================================================================================

A reconciliation between the income tax provision and the annual amount computed by applying the statutory federal income tax rate to income before income taxes is as follows:

===============================================================================================
Year Ended October 31                                1999              1998              1997
-----------------------------------------------------------------------------------------------
Income tax provision at
   statutory federal rate                      $4,163,000        $3,280,000        $2,629,000
State income taxes and
   other, net                                     708,000           578,000           464,000
-----------------------------------------------------------------------------------------------
                                               $4,871,000        $3,858,000        $3,093,000
===============================================================================================
===============================================================================================

Income taxes paid were $3,929,000, $3,081,000, and $3,228,000 in 1999,
1998 and 1997, respectively.

As of October 31, 1999, the Company had net operating loss carryforwards of approximately $10,000 available to offset future taxable income, and investment and targeted jobs tax credit carryforwards of approximately $109,000 available to offset future federal income taxes, which would otherwise be payable. These carryforwards, which relate to ESP, expire in 2003. The Company expects the carryforwards to be fully utilized and, accordingly, has recorded a deferred tax asset relating to the carryforwards.

NOTE G >> Shareholders' Equity.
On April 23, 1999, the Company sold, pursuant to an underwritten public offering, 2,000,000 shares of its common stock resulting in net proceeds of $25,550,000. A portion of the proceeds was used to repay borrowings under the Company's line-of-credit with the remainder used to repay a portion of the Company's long-term debt.

The Company has established plans whereby options may be granted to employees and directors of the Company to purchase shares of the Company's common stock. Options granted are at an option price equal to the market value on the date the option is granted. Subject to continuation of employment, all options must be exercised within five years from the date of grant and are exercisable at any time during this period. As of October 31, 1999, shares of unissued common stock were authorized and reserved for outstanding options, which had a weighted average remaining contractual life of 3.6 years at that date.

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for the stock option plans. Accordingly, no compensation expense has been recognized for stock option awards. Had compensation expense for the Company's stock option awards been determined based upon their grant date fair value consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), the Company's net income would have been reduced by $964,000, or $.16 per average diluted common share outstanding, in 1999 and $825,000, or $.17 per average diluted common share outstanding, in 1998. The fair value of options at the grant date was estimated using the Black-Scholes model with the following weighted average assumptions for 1999 and 1998, respectively: an expected life of
3.4 years and 3.2 years, volatility of 48% and 50%, a dividend yield of 0.47% and 0.30%, and a risk-free interest rate of 5.60% and 4.67%.

The weighted average fair value of options granted in 1999 and 1998 was $4.69 and $5.13, respectively. Transactions involving the stock option plans are as follows:

===============================================================================================
                                                         Shares               Price per share
-----------------------------------------------------------------------------------------------
Outstanding at October 31, 1997                         336,300              $ 1.25 to $ 8.25
Options granted                                         268,000              $10.46 to $15.00
Options exercised                                      (143,500)             $ 1.25 to $15.00
Options canceled                                         (1,500)                       $15.00
-----------------------------------------------------------------------------------------------
Outstanding at October 31, 1998                         459,300              $ 2.37 to $15.00
Options granted                                         342,750              $11.75 to $16.75
Options exercised                                       (13,250)             $ 2.37 to $ 8.25
-----------------------------------------------------------------------------------------------
Outstanding at October 31, 1999                         788,800              $ 2.83 to $16.75
===============================================================================================
===============================================================================================

The following table summarizes information for stock options outstanding at October 31, 1999:

===============================================================================================
                                                                   Weighted          Weighted
                                                                    Average           Average
                                                  Options         Remaining          Exercise
Range of Exercise Prices                      Outstanding              Life             Price
-----------------------------------------------------------------------------------------------
$ 2.83 to $ 4.58                                   78,300        1.01 years            $ 3.93
$ 5.75 to $ 6.50                                  119,250        2.09 years            $ 6.49
$ 8.25 to $11.75                                  364,500        4.55 years            $11.60
$13.50 to $16.75                                  226,750        3.78 years            $13.90
===============================================================================================
===============================================================================================

Note H >> Pension and Other Postretirement Benefits.
Substantially all employees of SEI are covered by defined benefit or defined contribution pension plans. In addition, certain retirees of SEI are eligible for postretirement health and life insurance benefits. Effective September 30, 1999, the Company acquired SEI and assumed the pension and other postretirement benefit plans related to SEI's employees and non-employee participants. As a result, a net pension liability of $4,860,000 was assumed as of the acquisition date, representing a $68,822,000 benefit obligation net of $63,962,000 in the fair value of related plan assets. The Company also assumed an unfunded postretirement benefit liability of $9,077,000 as of the acquisition date. All full-time employees of Engineered Air who are covered by a collective bargaining agreement are also covered by a defined benefit plan. Benefits are provided under defined benefit pay-related and flat-dollar plans, which are primarily non-contributory. Annual Company contributions to retirement plans equal or exceed the minimum funding requirements of the Employee Retirement Income Security Act or other applicable regulations.

To qualify for postretirement health and life insurance benefits an SEI employee must retire at age 55 or later and the employee's age plus service must equal or exceed 75. Retiree contributions are defined as a percentage of medical premiums. Consequently, retiree contributions increase with increases in the medical premiums. The life insurance plans are noncontributory and provide coverage of a flat dollar amount for qualifying retired SEI employees.

The components of pension benefit costs are presented below for 1999, 1998 and 1997. Because the Company had no other postretirement benefits prior to the acquisition of SEI, the components of other postretirement benefit costs are presented below for 1999 only.

===============================================================================================
                                                     1999              1998              1997
-----------------------------------------------------------------------------------------------
Pension Benefits
Service cost                                    $ 430,000         $ 131,000         $ 140,000
Interest cost                                     790,000           335,000           306,000
Expected return on plan
   assets                                        (999,000)         (425,000)         (365,000)
Amortization of prior service
   cost                                            51,000            39,000            39,000
Amortization of transitional
   obligation                                                         8,000            14,000
Recognized actuarial
   loss                                            18,000
-----------------------------------------------------------------------------------------------
Net pension costs                               $ 290,000         $  88,000         $ 134,800
===============================================================================================
Other Postretirement Benefits
Service cost                                    $  91,000
Interest cost                                      59,000
-----------------------------------------------------------
Net other benefit costs                         $ 150,000
===========================================================
===========================================================

A reconciliation of the changes in the plans' benefit obligations and fair value of assets over the two-year period ending October 31, 1999, and a statement of the funded status at October 31, 1999 and 1998 follows.

=====================================================================================================
                                                                             1999              1998
-----------------------------------------------------------------------------------------------------
Pension Benefits
Reconciliation of benefit obligation:
Benefit obligation at beginning of year                               $ 5,199,000        $4,601,000
Service cost                                                              430,000           131,000
Interest cost                                                             790,000           335,000
Plan amendments                                                           195,000
Actuarial loss                                                          1,951,000           379,000
Acquisition of SEI                                                     68,822,000
Benefit payments                                                         (502,000)         (247,000)
-----------------------------------------------------------------------------------------------------
Benefit obligation at October 31                                      $76,885,000        $5,199,000
-----------------------------------------------------------------------------------------------------
Reconciliation of fair value of plan assets:
Fair value of plan assets at beginning of year                        $ 5,366,000        $4,893,000
Actual return on plan assets                                            2,376,000          (180,000)
Employer contributions                                                    553,000           900,000
Acquisition of SEI                                                     63,962,000
Benefit payments                                                         (502,000)         (247,000)
-----------------------------------------------------------------------------------------------------
Fair value of plan assets at October 31                               $71,755,000        $5,366,000
-----------------------------------------------------------------------------------------------------
Funded status:
Funded status at October 31                                           $(5,130,000)         $167,000
Unrecognized prior service cost                                           378,000           235,000
Unrecognized actuarial loss                                             1,349,000           792,000
-----------------------------------------------------------------------------------------------------
Prepaid (accrued) benefit cost                                        $(3,403,000)       $1,194,000
=====================================================================================================
Other Postretirement Benefits
Reconciliation of benefit obligation:
Benefit obligation at beginning of year                               $
Service cost                                                               91,000
Interest cost                                                              59,000
Plan amendments
Actuarial loss                                                            110,000
Acquisition of SEI                                                      9,077,000
Benefit payments                                                         (150,000)
------------------------------------------------------------------------------------
Benefit obligation at October 31                                      $ 9,187,000
------------------------------------------------------------------------------------
Reconciliation of fair value of plan assets:
Fair value of plan assets at beginning of year                        $
Employer contributions                                                    150,000
Benefit payments                                                         (150,000)
------------------------------------------------------------------------------------
Fair value of plan assets at October 31                               $
------------------------------------------------------------------------------------
Funded status:
Funded status at October 31                                            (9,187,000)
Unrecognized actuarial loss                                               110,000
------------------------------------------------------------------------------------
Prepaid (accrued) benefit cost                                        $(9,077,000)
====================================================================================
====================================================================================

The amounts recognized in the Company's Consolidated Balance Sheets as of October 31 were as follows:

=============================================================================
                                                     1999              1998
-----------------------------------------------------------------------------
Pension Benefits
Prepaid benefit cost                          $ 4,885,000        $1,194,000
Accrued benefit liability                      (8,288,000)
-----------------------------------------------------------------------------
Net amount recognized                         $(3,403,000)       $1,194,000
=============================================================================
Other Postretirement Benefits
Accrued benefit liability                     $(9,077,000)
-----------------------------------------------------------
Net amount recognized                         $(9,077,000)
===========================================================
===========================================================

Assumptions used in accounting for the defined benefit plans in 1999, 1998 and 1997 were a discount rate of 7.75%, 6.75% and 7.5%, respectively, and an expected long-term rate of return on assets of 9.0%.

Assumptions used in accounting for other postretirement benefits in 1999 were a discount rate of 7.75% and a health care cost trend of 6.5% for fiscal 2000 gradually grading down to an ultimate rate of 5.5% by 2002. A 1% increase in the health care cost trend rate for each year would increase the October 31, 1999 net benefit obligation by approximately $200,000, while a 1% decrease in the health care cost trend rate for each year would decrease the October 31, 1999 net benefit obligation by approximately $250,000.

The Company has an Employee Stock Ownership Plan (ESOP) covering all salaried employees of Engineered Air, and all employees of ESP, Marlo Coil (effective July 1, 1998), Keco (effective January 1, 1999) and Fermont (effective April 1, 1999). The ESOP provides for a matching contribution by the Company of no less than 25% of each employee's contributions up to a maximum of 6% of the employee's earnings. The Company also makes discretionary annual contributions in an amount no less than the amount sufficient to pay the monthly installments of the ESOP bank loan. All employee and employer contributions to the ESOP are 100% vested. The Company has recorded expenses based on contributions to the ESOP for the years ended October 31, 1999, 1998 and 1997 of $1,129,000, $481,000 and $377,000, respectively. Interest payments on the ESOP bank loan were $49,000, $62,000 and $81,000 in 1999, 1998 and
1997, respectively. The Company accounts for ESOP shares under the cash payment method. All ESOP shares are considered outstanding for purposes of computing earnings per share.

Prior to July 1, 1998, the Marlo Coil Employee Retirement Plan (Marlo
Plan) covered all full-time employees of Marlo Coil. The Marlo Plan provided for a matching contribution by the Company of 50% of each employee's contributions up to a maximum of 4% of the employee's earnings. The Company also made discretionary contributions to the Marlo Plan. The Company recorded expenses based on contributions to the Marlo Plan for the year ended October 31, 1998 of $86,000. The Marlo Plan was terminated effective June 30, 1998 and all assets were transferred to the ESOP.

Prior to January 1, 1999, all full-time employees of Keco were covered by the Keco Industries 401(k) Profit Sharing Plan (Keco Plan). The Keco Plan provided for a matching contribution by the Company of 100% of each employee's contributions up to a maximum of 3% of the employee's earnings. The Company also made additional contributions in an amount equal to 2% of the employee's earnings to the Keco Plan. The Company recorded expenses based on contributions to the Keco Plan for the year ended October 31, 1998 of $128,000. The Keco Plan was terminated effective February 28, 1999 and all assets were transferred to the ESOP.

Note I >> Segment Information.
The Company operates in four segments: heavy military support equipment, electronics and automation systems, light military support and related industrial/commercial equipment and custom molded plastic products. The heavy military support equipment segment engineers and manufactures load management and transport systems primarily for the U.S. Department of Defense (DoD). Segment products include aircraft load management equipment, tank transport systems and bridging systems. The electronics and automation systems segment engineers and manufactures radar and electronic warfare systems, fire support systems and avionics test equipment primarily for the DoD. The segment also engineers and manufactures material handling equipment primarily for the U.S. Postal Service and for the pharmaceutical industry throughout the United States. The light military support and related industrial/commercial equipment segment engineers and manufactures a broad range of military support equipment primarily for the DoD, as well as related heat transfer and air handling equipment for domestic commercial and industrial users. Segment products include environmental control systems, petroleum and water systems, chemical and biological defense systems and other multipurpose military support equipment. The custom molded plastic products segment manufactures a broad range of injection molded resin products, as well as a proprietary line of plastic faucets, primarily for commercial customers in the south-central United States.

Management utilizes more than one measurement and multiple views of data to measure segment performance and to allocate resources to the segments. However, the dominant measurements are consistent with the Company's consolidated financial statements and, accordingly, are reported on the same basis herein. Management evaluates the performance of its segments and allocates resources to them primarily based on income from operations, along with cash flows and overall economic returns. The Company's export net revenues and intersegment net revenues are not significant. All corporate expenses and assets have been allocated to the segments. In 1999, approximately 68% of consolidated net revenues were from the U.S. government. Approximately 55% and 82%, respectively, of 1998 and 1997 consolidated net revenues were from two customers - 45% and 71%, respectively, from the U.S. government and 10% and 11%, respectively, from another customer.

Information by industry segment is summarized as follows:

===============================================================================================
Year Ended October 31                                1999              1998              1997
-----------------------------------------------------------------------------------------------
Net Revenues:
Light military support and
   related industrial/
   commercial equipment                      $128,341,269       $69,912,976       $64,397,161
Heavy military support
   equipment                                   13,060,900
Electronics and automation
   systems                                      5,124,269
Custom molded plastic
   products                                    18,729,411        27,059,910        24,173,809
-----------------------------------------------------------------------------------------------
Total                                        $165,255,849       $96,972,886       $88,570,970
===============================================================================================
Income from Operations:
Light military support and
   related industrial/
   commercial equipment                      $ 12,617,176       $ 7,051,192       $ 5,577,402
Heavy military support
   equipment                                    1,221,960
Electronics and automation
   systems                                        241,100
Custom molded plastic
   products                                       575,515         3,191,172         2,090,512
-----------------------------------------------------------------------------------------------
Total                                        $ 14,655,751       $10,242,364       $ 7,667,914
===============================================================================================
Identifiable Assets:
Military support and
   related industrial/
   commercial equipment                      $ 91,573,509       $76,871,245       $24,255,029
Heavy military support
   equipment                                   77,312,902
Electronics and automation
   systems                                     55,454,599
Custom molded plastic
   products                                    15,055,132        15,288,977        12,829,025
-----------------------------------------------------------------------------------------------
Total                                        $239,396,142       $92,160,222       $37,084,054
===============================================================================================
Depreciation and Amortization:
Military support and
   related industrial/
   commercial equipment                      $  2,912,995       $ 1,905,378       $   833,008
Heavy military support
   equipment                                      369,413
Electronics and automation
   systems                                        163,804
Custom molded plastic
   products                                       879,169           907,207         1,064,824
-----------------------------------------------------------------------------------------------
Total                                        $  4,325,381       $ 2,812,585       $ 1,897,832
===============================================================================================
Capital Expenditures:
Military support and
   related industrial/
   commercial equipment                      $  1,380,897       $   332,030       $   583,561
Heavy military support
   equipment                                        5,454
Electronics and automation
   systems                                         34,149
Custom molded plastic
   products                                       173,003           999,117         1,403,761
-----------------------------------------------------------------------------------------------
Total                                        $  1,593,503       $ 1,331,147       $ 1,987,322
===============================================================================================
===============================================================================================


NOTE J >> Contingencies.
As a government contractor, the Company is continually subject to audit by various agencies of the U.S. government to determine compliance with various procurement laws and regulations. As a result of such audits and as part of normal business operations of the Company, various claims and charges are asserted against the Company. It is not possible at this time to predict the outcome of all such actions. However, management is of the opinion that it has good defenses against such actions and believes that none of these matters will have a material effect on the consolidated financial position or the results of operations of the Company.

NOTE K >> Stock Split.
On June 26, 1998, the Company effected a three-for-two stock split in the form of a 50% stock dividend. All per share amounts, as well as all share amounts related to the Company's stock option plans, in this report have been restated to reflect this stock split.

Report of Independent Accountants

To the Board of Directors and Shareholders of Engineered Support
Systems, Inc.

In our opinion, the accompanying consolidated balance sheets and related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Engineered Support Systems, Inc. and its subsidiaries at October 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
St. Louis, Missouri
December 10, 1999



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

Supplemental Information

The table below presents unaudited quarterly financial information in thousands, except for per share data, for the years ended October 31, 1999 and 1998:

===================================================================================================================================
                                                                                 Quarter Ended
-----------------------------------------------------------------------------------------------------------------------------------
                                               January 31                April 30                 July 31              October 31
                                         1999        1998        1999        1998        1999        1998        1999        1998
-----------------------------------------------------------------------------------------------------------------------------------
Net revenues                          $28,237     $16,238     $40,697     $23,012     $37,900     $24,927     $58,422     $32,796
-----------------------------------------------------------------------------------------------------------------------------------
Gross profit                            6,581       3,304       7,711       5,648       7,265       5,880      10,322       7,798
-----------------------------------------------------------------------------------------------------------------------------------
Net income                              1,388         919       1,792       1,324       1,867       1,447       2,262       2,099
-----------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share                  .29         .19         .35         .28         .27         .30         .33         .43
Diluted earnings per share                .28         .19         .34         .27         .27         .29         .32         .42
-----------------------------------------------------------------------------------------------------------------------------------
===================================================================================================================================

Earnings per share calculations for each of the quarters is based on the average basic and diluted common shares outstanding for each period and, therefore, the sum of the quarters may not necessarily be equal to the full year basic and diluted earnings per share amounts. All per share amounts reflect a three-for-two stock split effected by the Company on June 26, 1998.

Market Data
The Company's common stock trades on the NASDAQ Stock Market under the symbol EASI. As of December 31, 1999, the approximate number of common shareholders was 2,000. The following table sets forth the high and low stock prices for each quarter as provided by the NASDAQ Stock Market.

===============================================================================================
                                                     1999                                1998
-----------------------------------------------------------------------------------------------
                                   High               Low              High               Low
-----------------------------------------------------------------------------------------------
Quarter Ended:
January 31                       $17.63            $14.25            $16.00            $ 9.67
April 30                          17.50             12.88             16.75             10.46
July 31                           14.25             11.25             20.83             15.83
October 31                        14.25             11.31             18.50             13.25
-----------------------------------------------------------------------------------------------
===============================================================================================

Dividends
The Board of Directors initiated a semi-annual dividend program in 1995. The most recently declared dividend was in the amount of $.018 per share payable January 31, 2000 to shareholders of record on December 31, 1999.

Corporate Information
Transfer Agent and Registrar
ChaseMellon Shareholder Services
200 North Broadway
St. Louis, MO 63102

Independent Accountants
PricewaterhouseCoopers LLP
800 Market Street
St. Louis, MO 63101

Legal Counsel
David Douglas Mattern
7700 Bonhomme Avenue
St. Louis, MO 63105

Annual Meeting
March 7, 2000
10:00 A.M.
Systems & Electronics Inc.
201 Evans Lane
St. Louis, MO 63121

Form 10-K
A copy of the Company's Annual Report
on Form 10-K filed with the Securities and Exchange Commission is available upon written request to:

Investor Relations
Engineered Support Systems, Inc.
1270 North Price Road
St. Louis, MO 63132

Directors and Officers

Directors

Michael F. Shanahan, Sr.
Chairman and Chief Executive Officer
Engineered Support Systems, Inc.

Gary C. Gerhardt
Vice Chairman - Administration and
Chief Financial Officer
Engineered Support Systems, Inc.

Gerald A. Potthoff
President and Chief Operating Officer
Engineered Support Systems, Inc.

R. Bruce Earls
President and Chief Executive Officer
Engineered Coil Company, d/b/a Marlo Coil

John J. Wichlenski
President and Chief Executive Officer
Engineered Air Systems, Inc.

MG George E. Friel
U.S. Army, Retired

Thomas J. Guilfoil
Partner
Guilfoil, Petzall & Shoemake

LTG Kenneth E. Lewi
U.S. Army, Retired

Michael F. Shanahan, Jr.
Lockton Companies

Earl E. Walker
President
Carr Lane Company

Earl W. Wims
President
Marketing Horizons, Inc.

Officers

Michael F. Shanahan, Sr.
Chairman and Chief Executive Officer

Gary C. Gerhardt
Vice Chairman - Administration and
Chief Financial Officer

Gerald A. Potthoff
President and Chief Operating Officer

Ronald W. Davis
Vice President - Planning and Development

Steven J. Landmann
Vice President - Controller

David D. Mattern
Secretary and General Counsel

R. Bruce Earls
President and Chief Executive Officer
Engineered Coil Company, d/b/a Marlo Coil

John J. Wichlenski
President and Chief Executive Officer
Engineered Air Systems, Inc.

John E. Capeless
President
Engineered Specialty Plastics, Inc.

Daniel A. Rodrigues
Senior Vice President and General Manager
Systems & Electronics Inc.

Thomas C. Santoro
President and Chief Executive Officer
Engineered Electric Company, d/b/a Fermont

Marvin L. Smith
President and Chief Executive Officer
Keco Industries, Inc.

[ESSI LOGO]

Engineered Support Systems, Inc.
1270 North Price Road
St. Louis, Missouri 63132
314.993.5880