Form 10-K, Exhibit 13
period 2000-10-31
ENGINEERED SUPPORT SYSTEMS INC
filed 2001-01-29
CIK 772891

     ENGINEERED SUPPORT SYSTEMS, INC.
     2000 ANNUAL REPORT TO SHAREHOLDERS
---------------------------------------


   ON LAND
        AT SEA AND
IN THE AIR

            ----------------------------------------------
            SUPPORTING THE MILITARY
            IN ALL ELEMENTS


            ESSI [LOGO]

COMPANY PROFILE

Engineered Support Systems, Inc. designs and manufactures leading-edge, military support and electronics equipment for all branches of the U.S. military and a variety of commercial customers. We provide full product lifecycle support from concept through production to ongoing logistical services including training, maintenance and spare parts.

Headquartered in St. Louis, Missouri, the company operates in four distinct business segments and is comprised of six operating subsidiaries: Engineered Air Systems, Fermont, Keco Industries, Marlo Coil, Systems & Electronics and Engineered Specialty Plastics. The company maintains facilities in 10 locations throughout seven states.



FINANCIAL HIGHLIGHTS


IN FISCAL YEAR 2000,
ENGINEERED SUPPORT
POSTED REVENUES, NET
INCOME AND EARNINGS PER
SHARE THAT ONCE AGAIN
REACHED RECORD LEVELS.


YEAR ENDED OCTOBER 31                                               2000              1999
------------------------------------------------------------------------------------------

RESULTS OF OPERATIONS
(in thousands, except per share amounts)

Net revenues                                                    $361,489          $165,256
Gross profit                                                      69,454            31,879
EBITDA (Earnings before interest,
   taxes, depreciation and amortization)                          41,149            19,105
Income from operations                                            30,718            14,656
Net income                                                        13,040             7,309
Diluted earnings per share                                      $   1.79          $   1.20
Diluted shares outstanding                                         7,265             6,082
------------------------------------------------------------------------------------------

FINANCIAL POSITION
Total assets                                                    $238,352          $239,396
Long-term debt and ESOP loan                                      63,459            80,653
Shareholders' equity                                              78,500            63,422
------------------------------------------------------------------------------------------

Funded defense backlog                                          $286,850          $277,156
Unfunded defense backlog                                         596,601           850,479


CONTENTS

Financial Highlights                               INSIDE FRONT COVER

Message to Shareholders                                             2

Military's New Direction                                            5

Our Defense Products                                                6

E-commerce                                                         14

Commercial and Industrial Products                                 16

Financial Information                                              17

BUSINESS SEGMENTS

LIGHT MILITARY
SUPPORT
EQUIPMENT

44%


Produces environmental
control systems, generator
sets, chemical and biological
protection systems, petroleum
and water systems, and
general support equipment.


HEAVY MILITARY
SUPPORT
EQUIPMENT

32%


Designs and manufactures
aircraft load management
equipment, military trailers
and bridging systems.


ELECTRONICS AND
AUTOMATION
SYSTEMS

17%


Produces airborne radar
systems, avionics test
equipment and reconnaissance,
surveillance and target acqui-
sition systems for military use
along with industrial material
handling equipment.


PLASTIC
PRODUCTS

7%


Manufactures
custom-molded plastic
products and non-
metallic faucets.


YEAR ENDED OCTOBER 31                                1998              1997              1996
---------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS
(in thousands, except per share amounts)

Net revenues                                     $ 96,973          $ 88,571          $ 81,507
Gross profit                                       22,630            14,755            12,414
EBITDA (Earnings before interest,
   taxes, depreciation and amortization)           13,934             9,566             7,806
Income from operations                             10,242             7,668             5,936
Net income                                          5,789             4,639             3,314
Diluted earnings per share                       $   1.16          $    .94          $    .68
Diluted shares outstanding                          4,991             4,955             4,880
---------------------------------------------------------------------------------------------

FINANCIAL POSITION
Total assets                                     $ 92,160          $ 37,084          $ 34,092
Long-term debt and ESOP loan                       37,505             2,068             2,959
Shareholders' equity                               30,166            23,726            19,251
---------------------------------------------------------------------------------------------

Funded defense backlog                           $ 80,801          $ 44,144          $ 90,722
Unfunded defense backlog                          319,575           155,039           153,795


NET REVENUES
in millions
  [GRAPH]

  EBITDA
in millions
  [GRAPH]

OPERATING INCOME
  in millions
   [GRAPH]

NET INCOME
in millions
  [GRAPH]

DILUTED EARNINGS
   PER SHARE
    [GRAPH]

FUNDED BACKLOG
 in millions
   [GRAPH]


                                                 2000 Annual Report   1

TO OUR SHAREHOLDERS

BY ALL KEY MEASURES, FISCAL 2000 WAS ANOTHER SUCCESSFUL YEAR FOR ENGINEERED SUPPORT SYSTEMS. IN OUR FIRST FULL YEAR OF CONSOLIDATED OPERATIONS SINCE A SERIES OF IMPORTANT ACQUISITIONS MADE IN 1998 AND 1999, WE ACHIEVED RECORD PERFORMANCE, INCREASED SHAREHOLDER VALUE AND STRENGTHENED OUR BALANCE SHEET. AT THE SAME TIME, WE WORKED TO CREATE SYNERGIES WITHIN OUR ORGANIZATION TO SUPPORT FUTURE GROWTH.


Key measurements for fiscal 2000 include:
* Revenues more than doubled to a record $361.5 million
* Net income climbed 78% to a record $13.0 million
* Earnings per share rose to a record $1.79
* Entered orders jumped to $387.4 million
* Operating cash flows grew to $21.0 million
* Debt-to-equity ratio decreased 36% from 1.27 to 0.81

As our results indicate, we continued to deliver on shareholder expectations again this year.

A YEAR OF SYNERGY
When I reported to you last year, we had just completed the purchase of Systems & Electronics Inc. (SEI), our largest acquisition to date. The follow-up news on this purchase is positive on all fronts. SEI is a leading manufacturer of military support equipment, defense electronics and material handling equipment. Its addition more than doubled the size of our company in terms of revenues, backlog, facilities and personnel. The acquisition immediately strengthened our product line and our position within our industry. We gained intellectual capital as well, with enhanced engineering and logistics services capabilities that will serve us well in a military marketplace that increasingly is outsourcing the design and lifecycle management of the products it needs. Looking back, it's clear that this transaction exceeded our own expectations, and it will continue to benefit our organization greatly as we move forward.

The SEI acquisition, which followed the early 1999 purchase of Fermont and the 1998 purchases of Keco Industries and Marlo Coil, was the latest step in our strategy to grow the company and build shareholder value through key acquisitions. During 2000, however, we slowed our acquisition pace to concentrate on integration activities. Our objective was to view Engineered Support's separate business units through a collective lens and focus on cross-company benefits.

To accomplish this, we initiated Transition Peer Group Teams made up of personnel from each of our defense subsidiaries and representing every major operational function. As a result, we made excellent progress in identifying and leveraging the strengths each unique organization brings, creating operating synergies across the corporation that improve processes, efficiency and, most importantly, profitability. I thank and commend each of our employees who have, through open-minded communication and dedication to our objectives, made integration efforts proceed quickly. We got to know one another better, and Engineered Support is a stronger team today as a result. As we move into the new year, we will continue our progress.

This activity extended into our management structure as well, and the tone was set at the top. To that end, I established the Office of the Chairman in late 1999 to more effectively leverage the entrepreneurial and strategic planning strengths of our executive team and to build the company's leadership for the future. Joining me in this office are Jerry Potthoff, president and chief operating officer; Gary Gerhardt, vice chairman, administration and chief financial officer; and Ron Davis, vice president, planning and development. This team will drive Engineered Support forward for the benefit of our customers and shareholders.

In 2000, the greater size and scope of our company allowed us to expand our Board of Directors to include exceptionally well-qualified individuals from a variety of different disciplines outside the organization. New Board members include: S. Lee Kling, chairman of Kling


--------------------------------------------------------------------------
WE MADE EXCELLENT PROGRESS IN CREATING SYNERGIES ACROSS THE CORPORATION THAT IMPROVE PROCESSES, EFFICIENCY AND, MOST IMPORTANTLY, PROFITABILITY.


2   Engineered Support Systems, Inc.

FOR THE SECOND YEAR IN A ROW, FORBES MAGAZINE NAMES ENGINEERED SUPPORT
TO ITS LIST OF "AMERICA'S 200 BEST SMALL COMPANIES."
---------------------------------------------------------------------------


Rechter Company, a merchant banking firm; William H.T. Bush, chairman of the Bush-O'Donnell & Co. investment firm; General Michael P.C. Carns (retired), former U.S. Air Force vice chief of staff; and General
Crosbie E. Saint (retired), former Commander in Chief, U.S. Army, Europe and Seventh Army.

Obviously, these individuals bring to our Board vast experience and knowledge of both the business and political arenas, and in particular, provide insight into the global military environment. As advisors, our newest Board members also bring a perspective to our organization that will prove invaluable as we evaluate the outlook for our markets and further expand our business.

The growth and success of our business this year resulted in increased interest in our stock. Last year's follow-on offering significantly increased share float and attracted the attention of the investment community. In the past year, institutional ownership was up nearly 20 percent - a notable increase - and daily trading volume has greatly improved. We will strive to solidly deliver on the expectations of our shareholders.

OPPORTUNITIES IN 2001
Simply put, we must do two things well to continue to perform at top levels for our customers and shareholders. The first is to effectively manage our existing businesses. I've devoted the first part of this letter to describing highlights of our accomplishments in that area. The second is to identify and pursue new opportunities consistent with our business strategy, and there is plenty to address here as well.

Our market niche - military support products and services - is growing. Overall defense spending is on the upswing as budgets are expected to increase. The U.S. Department of Defense's budget for 2001 is $287.8 billion, a 2.8% increase over the previous year with similar annual increases forecasted for the next several years. Public awareness of the need for increased defense spending is keen as a result of issues discussed during the 2000 election campaign. Both Democrat and Republican leadership placed a spotlight on defense, and our stock reflected this attention. As the leading supplier of many essential military support products, when the U.S. military's planned spending and public awareness increase, so do our prospects.

However, it is important to note that our business is sustained even during times of decreased defense budgets, as was seen throughout much of the 1990s. While defense spending can be cyclical, our opportunity base remains solid. Our prospects are not tied to certain products, but to our capabilities, which are broad.

In addition to increased defense budgets, major trends within military procurement policy and U.S. defense strategy present impressive growth opportunities. These changes, described later in this report, are very positive for our company. By the nature of our products and operations, we are already positioned to capitalize on these trends and to remain a leader in our market. For example, military outsourcing initiatives have led to customer partnerships such as the Striker government/industry development team, an ongoing project with the U.S. Army. The speed with which this program went from development to production made Army procurement history. The U.S.


COMPANY RECOGNITION

Forbes magazine names Engineered Support to its list of "America's 200 Best Small Companies" for 2000.

The U.S. Postal Service presents SEI subsidiary with its 2000 Quality Award in the Large Business Manufacturing category.

Engineered Air Systems subsidiary receives the Best Value Medalist Award from the Department of Defense's Richmond, Va., supply center.

Chairman of the Board and CEO Michael F. Shanahan, Sr. receives the 2000 Master Entrepreneur award from Ernst & Young LLP.


                                                 2000 Annual Report   3

U.S. DEFENSE STRATEGY AND MILITARY PROCUREMENT POLICY
ARE CHANGING. BY THE NATURE OF OUR PRODUCTS AND
OPERATIONS, WE ARE ALREADY POSITIONED TO CAPITALIZE
ON THESE TRENDS AND REMAIN A LEADER IN OUR MARKET.
----------------------------------------------------------------------------


Army lauds the Striker project as a world-class example of integrated product development.

In 2001, we will be one of the first in our market to enter the promising business-to-military e-commerce arena. The logistical support we can provide through the Internet to a market we already serve will help the military in its rapid deployment mission and with its ongoing cost-saving and downsizing efforts. For us, it promises internal growth, additional sales opportunities, improved cash flow, increased revenues and profits, and a way to build stronger ties with our customers and suppliers - all without a high price tag. We will treat our entry into military e-commerce as a differentiated product line, building it one "virtual brick" at a time.

Our commercial and industrial business grew 54 percent in fiscal 2000, and growth in this area will continue. In particular, our business with the U.S. Postal Service has excellent potential, as they require new equipment to keep up with the ever-increasing volume that shows little sign of slowing. Their business fits our capabilities well, and we'll vigorously pursue this opportunity.

During the coming year, we'll be back on the acquisition trail, scouting and surveying solid companies with leading positions in select markets or in particular product or service niches to strengthen our own overall market position. Before taking any action, we must be convinced of the acquisition candidate's ability to be accretive and provide long-term value to our shareholders. We also are forging strategic alliances with companies having shared capabilities that expand our market potential. For example, this year we began working with a New Zealand company to manufacture and sell its container-handling equipment to the military. This relationship benefits our product mix, and we'll seek out similar alliances.

STRONG INTERNAL GROWTH
Our record $387.4 million in entered orders this year is indicative of the growth we are achieving organically. We won new contracts and received option awards on several major programs including the Tunner, M1000, TQGs, HPOC and others. Our year-end funded backlog totaled $286.9 million. This figure is 3.5% larger than last year's and three-and-one-half times larger than it was just two years ago. The company's business opportunities are greater than ever, and we have the operating capacity to double our sales internally without major capital investment. We have the facilities, work force and skill to handle sizable growth.

Looking forward, we expect to build upon our successful track record with our investors. We know the defense business and are a dominant force in the markets we serve. Our reputation as a next-generation supplier of quality, high-technology military support equipment is expanding.

Engineered Support's primary customers are moving in new directions where we have strong capabilities. In short, our prospects have never looked better. I am confident that the coming years will be an exceptional time for our company.

Sincerely,


/s/ Michael F. Shanahan, Sr.

MICHAEL F. SHANAHAN, SR.

Chairman of the Board and
Chief Executive Officer
[PHOTO]


4   Engineered Support Systems, Inc.

LAND ... SEA ... AIR

THE ELEMENTS THE MILITARY OPERATES WITHIN ARE UNCHANGING. BUT THE WAY IN WHICH IT OPERATES IS UNDERGOING TRANSFORMATIONS THAT ARE ALTERING THE FACE OF THE DEFENSE INDUSTRY - AND CREATING UNPRECEDENTED OPPORTUNITY FOR ENGINEERED SUPPORT SYSTEMS.


MILITARY'S NEW DIRECTION LEADS TO OUR CAPABILITIES
--------------------------------------------------

At the heart of the U.S. military's transformation lies a fundamental change in its mission. Where once U.S. national defense strategy was based largely on the ability to fight two major wars simultaneously, the trend toward more numerous and time-consuming peacekeeping deployments and smaller regional conflicts around the globe calls for a revised strategy, one featuring speed of deployment and staying power.

In 1999, U.S. Army Chief of Staff General Eric Shinseki outlined a plan for carrying out this new strategy, beginning with the formation of rapid deployment, medium-weight brigade combat teams able to become operational within 96 hours anywhere in the world. Under the Army's Brigade Combat Team (BCT) initiative, the first of these teams is expected to be formed within the next two years, and several of Engineered Support's top products will be a part of its operation.

Engineered Support is uniquely positioned to take advantage of current military trends. With capabilities ranging from concept and design to logistics support in a variety of applications, we stand ready and able to deliver what our customers need in a changing military marketplace. We are a leading, and in some cases the sole, supplier of the support products troops must have to deploy. Designed to be smaller and lighter for ease of transport, our top products fit the military's rapid deployment initiative and will be instrumental in moving that initiative from strategy to reality.


THE PROCUREMENT PATH

The Company's largest customers include all branches of the U.S.
military, which purchase our products according to the Department of Defense (DoD) procurement system. How does it work? Here's a quick look:

1 An annual defense budget is proposed by the DoD and approved by the U.S. Congress. No Department of Defense contracts may be awarded without Congressionally approved funding.

2 After the budget is approved, the DoD completes a listing that details the equipment the military will buy and how much it will spend.
Contractors review these plans and procurement documents and target programs to pursue.

3 After competition, the DoD awards a contract stipulating the contract's terms and conditions of performance for the selected vendor. Military support equipment is usually purchased using multi-year contracts. These contracts include FUNDED BACKLOG, a term used to describe obligated funding that covers a contracted number of items delivered by a specific time at a certain price. Normally, a contractor receives progress payments as work proceeds, with the balance paid upon the product's actual delivery.

4 A contract also may include DoD options to order additional units at a specified date and price. The figures reflecting this part of a contract are known as UNFUNDED BACKLOG and represent the additional revenue a contractor could gain beyond the initially obligated funding. Engineered Support's track record of option exercises on major programs approximates 90 percent. Accordingly, the visibility of future revenue streams is fairly clear over the next several years.


                                                  2000 Annual Report   5

GROWING DEFENSE BUDGETS AND STREAMLINED
PROCEDURES EXPAND OUR POTENTIAL
Transforming the military to meet the demands of a 21st-century world requires funding, and, after several years of post-Cold War decline, military budgets are on the upswing. Increases should continue; a report earlier this year to Congress from U.S. military leaders stated that budgets must increase dramatically for the United States to maintain global military pre-eminence. The DoD projects compounded annual growth in its procurement spending budget of 5.5 percent over the next five years, reaching nearly $71 billion by 2005. Spending allocated to our primary market - military support equipment and services, which approximated $15 billion in 2000, is expected to grow similarly over the period.

Changes in the defense industry go beyond increased spending. Over the past few years, the DoD has put in place new methods for procuring equipment and has streamlined overall procurement policy. Rather than awarding contracts solely on the basis of price, the DoD now follows a "best-value" bid method, which also considers product performance, contractor experience,technical expertise, lifecycle cost management and the ability to provide ongoing support. In a best-value bidding scenario, our reputation as a quality high-technology supplier able to support current products and to develop next-generation equipment gives us a competitive edge in delivering products with a truly lower cost overall.

Along with changes in the bidding process, the DoD is downsizing its own procurement infrastructure and outsourcing services such as design and engineering, logistics support and training. This is work we can do for our customers. As the military's infrastructure shrinks, Engineered Support's role is expected to grow.


OUR DEFENSE PRODUCTS
-----------------------------------------------------------------------------
AT THE LEADING EDGE OF THE NEW MILITARY MARKETPLACE

WHEREVER U.S. MILITARY DEPLOYMENT TAKES PLACE - ON LAND, AT SEA OR IN THE AIR - ENGINEERED SUPPORT PRODUCTS CAN BE FOUND. SINCE THE COMPANY'S FOUNDING IN 1982 IT HAS PROVIDED THE INFRASTRUCTURE AND SYSTEMS NEEDED TO ESTABLISH AND SUPPORT THE DEPLOYMENT OF REMOTE MILITARY BASES AND THE TACTICAL OPERATIONS FOR WHICH TROOPS ARE RESPONSIBLE. AS THE MILITARY MOVES INTO A NEW ERA OF LIGHTER FORCES AND RAPID DEPLOYMENT, OUR PRODUCTS WILL REMAIN CENTRAL TO ITS GOALS.

BATTLEFIELD FIRE SUPPORT WITH
STRIKER AND STRIKER II
Once on the ground, Army field artillery units must be tactically mobile, able to quickly determine where opposition forces are located and in turn relay that data to commanders to coordinate precision strikes. Our Striker and Striker II systems provide the "eyes and brains" necessary to carry out this task more quickly and accurately while ensuring the safety for the personnel involved.

With Striker, forward observers gather the information they need from the system's multiple integrated sensors mounted to the top of a vehicle platform. From inside the vehicle, observers monitor a screen displaying information gathered by Striker's sensors, a laser designator, an eye-safe laser rangefinder and day and night optics. Striker II is an improved version of the system that includes targeting and surveillance radar as well as an inertial navigation system linked with the Global Positioning Satellite (GPS) system for pinpoint location accuracy. [PHOTO]

The Striker systems are a prime example of how Engineered Support's capabilities play an integral part in the ongoing transformation of military ground forces. The system is quick, flexible and efficient, allowing the Army to trade a series of fire adjustments for first-round hits that save ammunition, money and time. In addition, Striker interfaces with existing equipment, thus saving the Army significant training and support costs.

Striker was designed utilizing a joint government/industry development team that relied on the company's


6   Engineered Support Systems, Inc.

ON LAND

FROM CARGO HANDLING TO TACTICAL SUPPORT TO BASE SUSTAINMENT, ENGINEERED SUPPORT PRODUCTS ENABLE THE MILITARY TO PERFORM IN ALL LAND
ENVIRONMENTS.

[PHOTO] STRIKER

The vehicle-mounted Striker system utilizes integrated sensors to quickly and safely survey the battlefield, providing artillery support.

[PHOTO]   [PHOTO}

CHEMICAL AND BIOLOGICAL   [PHOTO]
PROTECTED SHELTER (CBPS)

Rapidly deployed and easily relocated, the Chemical and Biological Protected Shelter protects troops from the effects of chemical and biological weapons.

SUCCESSFUL RAPID DEPLOYMENT COMBINES SPEED WITH STAYING POWER. THE
MILITARY MUST MOVE TROOPS AND EQUIPMENT QUICKLY, AND IT MUST BUILD AN ENVIRONMENT TO SUSTAIN THE OPERATION.
-----------------------------------------------------------------------------

design and engineering skills as well as its manufacturing capabilities. The system made Army procurement history with its speed to completion, moving from concept to prototype in just eight months and to full-rate production within only three years. The Striker program is cited as a world-class example of what a government/industry development team can accomplish. Of the Striker program, Project Manager Lieutenant Colonel Pete Ostrom of the Army's Program Executive Office said, "The Striker team's underlying program principle of integrated product development has always delivered more than asked, setting the standard other programs only wish they could achieve. They truly represent the best of the procurement community."

SABRE LEADS THE RECONNAISSANCE CHARGE
Engineered Support's diverse design and engineering resources provide a foundation upon which our customers can build their product visions. We know the military's operational and material requirements. The company's experience also enables us to carefully anticipate future needs, as was the case with the SABRE (Surveillance and Battlefield Reconnaissance Equipment) program.

A companion piece to Striker, SABRE's advanced software package provides precision, long-range, wide area surveillance that gathers intelligence on enemy positions quickly and then automatically sends it to brigade commanders to use to influence and shape the battlefield. With SABRE, Engineered Support answers a strong need and gives the Army vast capability that did not previously exist - another example of our product differentiation capabilities.

CHEMICAL AND BIOLOGICAL PROTECTED SHELTER (CBPS)
ANSWERS THE NEW WEAPON THREAT
With the reduced threat of nuclear warfare in the post-Cold War era, chemical and biological weapons pose the greatest risk to troops on the ground. Until now, soldiers had to rely on individualized protection from suits and masks. But in situations posing chemical or biological threat, groups of individuals need a safe work area and medical personnel need a contamination-free environment to treat casualties. Our CBPS system is the U.S Army's most advanced operational piece of equipment to provide this vital collective protection role in a shelter.

Constructed of bonded materials that can be decontaminated, the CBPS is an inflatable shelter that can be deployed in less than 20 minutes and quickly relocated if needed. Inside, filtered air provides a "clean" environment free from biological or chemical agents. The unit's


[PHOTO]
JERRY POTTHOFF
PRESIDENT AND CHIEF
OPERATING OFFICER

"Our product mix makes us a leader. However, our niche - military support - is built not on a particular product, but on capabilities. We've assembled a design, engineering and manufacturing presence unlike any other company in the military markets we serve, one that fulfills the need for a broad range of products with equipment that is technically differentiated from our competitors'. When our customers have a need, Engineered Support can fill it."


8   Engineered Support Systems, Inc.

[PHOTO] AS THE MILITARY MOVES INTO A NEW ERA OF LIGHTER FORCES AND RAPID DEPLOYMENT, OUR PRODUCTS WILL REMAIN CENTRAL TO ITS GOALS.



filtered air heating and cooling system creates air pressure that prevents outside air from coming in and provides total environmental control and protection.

The first CBPS units, delivered in December 2000, will be used as medical aid stations. On the battlefield, a single unit near the front line will house a medical team working to stabilize the wounded. Further back, four to six units will be nested together to form a "MASH-like" unit for combat surgical teams to treat casualties before they are moved to rear-area hospitals.

The next generation of the CBPS will provide protected tactical operation centers and control areas for soldiers. The future also could find this product in a civilian setting, as part of emergency disaster response.

Easy to transport, quick to deploy and essential to sustaining fighting forces on today's battlefield - CBPS is another leading-edge product that is key to the Army's rapid deployment initiative.

CREATING A BASE INFRASTRUCTURE
Successful rapid deployment combines speed with staying power. The military must move troops and equipment quickly, and it must build an environment to sustain the operation. Our products are at the heart of this base infrastructure.

POWER. Engineered Support's Tactical Quiet Generator (TQG) sets provide the electrical power that runs the base's lighting and electrical equipment. Designed to be lightweight and quiet for rapid deployment and troop safety, the TQG accomplishes both without sacrificing reliable performance. We are currently fulfilling contracts for 3-, 5-, 10- and 15-kilowatt versions of the TQG and are involved in other TQG development contracts. Over 70 percent of the generators being shipped to the U.S. military forces today are designed and manufactured by Engineered Support, and we are the leader in designing the next generation of these products.

WATER. With each soldier requiring more than 16 gallons of water per day for drinking, hygiene and food preparation, clean water - and a lot of it - is essential. The company's Reverse Osmosis Water Purification Unit (ROWPU), which operates as a mobile or fixed unit, purifies water obtained from a variety of sources at rates of up to 3,000 gallons per hour. On U.S. Navy vessels, the Reverse Osmosis Desalinization Unit
(RODU) is designed for the same purpose. We are proud that engineering teams from three of our operating subsidiaries - Keco Industries, Engineered Air Systems and Marlo Coil - worked together to design this unit, which is lighter and smaller (freeing up more shipboard space), and requires less maintenance than its predecessor's system.


                                                  2000 Annual Report   9

MARINE-GRADE COILS  [PHOTO]

Engineered Support is a leading designer and manufacturer of marine-grade fan coil units.


THE U.S. NAVY COMBAT SHIPS THAT SUPPORT SURFACE DEPLOYMENT OPERATE WITH THE HELP OF ENGINEERED SUPPORT'S REFRIGERATION PLANTS, COOLING AND FAN COILS.


AT SEA   [PHOTO]   [PHOTO]


[PHOTO] AHUS

Air-handling units provide shipboard cooling for personnel, food and electronics.

[PHOTO]
GARY GERHARDT
VICE CHAIRMAN -
ADMINISTRATION AND
CHIEF FINANCIAL OFFICER


"Today's defense industry is markedly different from 10 or even five years ago. Those changes are affording us tremendous opportunity for significant growth based on our market position. We have consistently proven ourselves, and therefore, rewarded our shareholders for their support."

[PHOTO]

FUEL. Company-supplied pumps and hoseline systems carry fuel to equipment in remote areas. Various systems, designed to distribute stored petroleum for equipment use, feature collapsible hoses and pumping systems designed for fuel movement. Eliminating rigid piping reduces the space, time, weight and cost needed to transport this product in the field.

FIELD-SUPPORT FUNCTIONS. With 2,000 soldiers and support personnel comprising a brigade, personal hygiene equipment is another huge element of deployment. To ensure easy transport and quick assembly, we manufacture prefabricated or collapsible shower, shaving and laundry units, as well as portable field latrines. Water-conservation and water-recycling features have been added to many of these products and will be a highlight of next-generation equipment.

ENVIRONMENTAL CONTROL. Troops regulate the climate inside portable shelters and hospital systems with our Field Deployable Environmental Control Unit (FDECU). A heat pump that can be outfitted for use in a chemical environment, the FDECU heats, cools, dehumidifies, filters and circulates air. The recently redesigned FDECU is now 100 pounds lighter and 15 percent smaller and is an integral part of the rapid-deployment era. Our Army Space Heater warms up to 2,000 square feet with 130,000 BTUs and is used by the U.S. Army, Air Force and Navy in medical facilities and field shelters. Efficient, lightweight and portable, these units also meet the military's rapid deployment needs.

HEAVY SUPPORT EQUIPMENT ON
THE MOVE WITH THE M1000
Although rapid deployment focuses on lighter forces that must be operational anywhere in the world within 96 hours, U.S. military strategy also calls for the timely engagement of more heavily equipped forces and armaments when necessary. Our M1000 Heavy Equipment Transporter, able to transport equipment weighing more than 70 tons at speeds up to 15 m.p.h. in off-road conditions, plays an important role in the accelerated deployment of heavier items such as tanks and armored personnel carriers, with significantly lower energy and maintenance costs than driving the vehicles themselves.

During Desert Storm in 1991, the inability of then-existing trailers to handle the rough terrain and harsh desert environment posed problems for U.S. forces. Future conflicts will rely on the M1000 to handle the job. In addition to on- and off-road capability, the M1000 is designed to turn tight corners and maneuver through congested areas and can operate in what military experts consider to be the battlefield of the future - urban terrain. Forward deployed on ships permanently stationed in strategic areas around the world, M1000 trailers are readily available when needed.


                                                 2000 Annual Report   11

[PHOTO]

ONBOARD SHIPS AND AIRCRAFT
Our products contribute to sustaining forces at sea, as well. The U.S. Navy combat ships that support surface deployment operate with the help of Engineered Support's refrigeration plants and fan coils. These products provide shipboard cooling for personnel, food and electronics. Together with the RODU water system and other shipboard products, we will supply nearly $6 million in support equipment for each of the U.S. Navy's 12 new LPD-17 Amphibious Transport Dock vessels, a 684-foot ship that carries a crew of more than 400 naval personnel and is capable of transporting 700 additional Marines.

Our products also support military aircraft that crisscross the continents and oceans during deployment. Navy and Marine flight crews use the High Power Offload to CASS (HPOC) system installed on aircraft carriers to test shipboard avionics and electronics equipment in simulated operating conditions. Flight-line air conditioners featuring ozone-friendly and environmentally safe refrigerant cool similar aircraft systems during pre- and post-flight checks and repairs.

TUNNER MAKES QUICK WORK OF AIR CARGO HANDLING
Rapid deployment, a carefully orchestrated effort, hinges upon the swift delivery of equipment to military hot spots via aircraft. Loading cargo on wide-body airplanes for transport and then unloading it for use in operational areas as rapidly as possible is critical. In the past, an elevator system did the job, but the amount of time it took personnel to assemble the system and accomplish the loading or unloading - a total of more than 15 hours combined - was not conducive to rapid deployment.

With the 1998 introduction of the Tunner 60K Aircraft Cargo Loader/Transporter (Tunner), a one-of-a-kind aircraft cargo loader designed and built by Engineered Support for the U.S. Air Force, that time was dramatically reduced. Able to lift and transport up to 60,000 pounds of cargo at a time, the Tunner is rapidly driven to the aircraft's open cargo doors. A hydraulic lift elevates the Tunner's versatile deck from a height of 39 inches up to over 18 feet into the air, where the airplane's cargo can be loaded directly via a powered conveyor system.

With the Tunner, loading and unloading military cargo aircraft has been reduced from hours to minutes. Equipment gets into the hands of troops sooner and cargo aircraft can be redeployed in a fraction of the time. Less time, reduced manpower and increased efficiency - this is where rapid deployment begins, and our Tunner 60K Aircraft Cargo Loader/Transporter provides the backbone to make it happen.

Rapid deployment and sustainability: Engineered Support's products enable our customers to achieve both - on land, at sea or in the air.


THE FUNDED AND UNFUNDED BACKLOG OF THE COMPANY'S TOP SEVEN DEFENSE PROGRAMS AT OCTOBER 31, 2000:

($ in millions)

   PROGRAM                  FUNDED BACKLOG         UNFUNDED BACKLOG           EXPECTED COMPLETION
   Tunner                   $   83.5               $   218.6                  2005
   TQG                          29.3                   135.7                  2007
   CBPS                         25.4                    60.9                  2003
   M1000                        21.5                     1.3                  2001*
   Striker                       9.1                     0.7                  2001*
   FDECU                         8.9                    87.5                  2003
   HPOC                         22.8                    17.4                  2003
   ----------------------------------------------------------------------------------------------
                            $  200.5               $   522.1

*Additional contracts awarded in January 2001 increasing total backlog by $50.5 (M1000) and $42.6 (Striker) through 2003.


12   Engineered Support Systems, Inc.

FLIGHT-LINE [PHOTO]

Flight-line air conditioners cool critical avionics and electronics systems.


OUR PRODUCTS SUPPORT
MILITARY AIRCRAFT THAT
CRISSCROSS THE
CONTINENTS AND
OCEANS DURING              IN THE AIR
DEPLOYMENT.


[PHOTO]     [PHOTO]


[PHOTO]
TUNNER
Able to fully load or unload a wide-body cargo aircraft with speed and efficiency, the Tunner 60K Aircraft Cargo Loader/Transporter is the backbone of rapid deployment.

ENTRY INTO E-COMMERCE
-----------------------------------------------------------------------------
NEW SOLUTIONS FOR MILITARY BUYERS - PRODUCT LIFECYCLE SUPPORT


Through an expansive range of capabilities, Engineered Support Systems is able to offer our customers more timely and less costly solutions than ever before. In 2001, we will add a new dimension of service with the introduction of ESSIbuy.com, our Web-based marketplace.

ESSIbuy.com, a newly formed venture with worldwide e-commerce capability, directly links Engineered Support with our military buyers through an electronic storefront. In step with the movement to a faster and more flexible military force, the system eliminates several layers of customer expense and reduces the time it takes to fulfill an order from months to days or, in some cases, even hours. The DoD is now permitting military personnel to order spare and replacement parts and other logistic services directly through qualified Web-enabled suppliers using government credit cards. The DoD's movement into e-commerce is being propelled by the need for increased responsiveness that only industry suppliers can deliver and by an expected decrease in overall procurement costs resulting from employing fewer government personnel and carrying smaller spare parts inventories. ESSIbuy.com will also provide its military customers a substantial amount of information regarding historical ordering and repair tracking. This capability has become increasingly important to the military services as they continue to downsize their internal logistic and support structure. Military suppliers operating e-stores stand to benefit, and ESSIbuy.com is a leading contender in the military-support market it serves.

Unlike many other e-commerce ventures, ESSIbuy.com's market is pre-existing. After our military customers procure and deploy equipment, they require certain product support services throughout the entire lifecycle of the equipment. The military spends billions of dollars annually on logistics support services. Spare parts, training and technical assistance, repairs, logistics engineering - each represents an activity that can be procured over the Web with higher efficiency and at lower cost. ESSIbuy.com is "The Warfighters One Stop Logistics Shop" offering a full range of product support to our military customers.

Our entry into e-business is a high-potential opportunity that enhances our products and puts Engineered Support in line with the military's e-commerce initiatives. During recent testing, potential military customers met the e-store's functionality enthusiastically, and we expect ESSIbuy.com to contribute significantly to continued growth in our spare parts and logistics services area. ESSIbuy.com offers state-of-the-art functionality to military customers wherever they go: land, sea, air - and now ... cyberspace.


[PHOTO]
RON DAVIS
VICE PRESIDENT -
PLANNING AND
DEVELOPMENT

"Our electronic storefront provides Engineered Support with a means for significant internal growth with minimal investment, using existing technology. It focuses on an area where the military is experiencing personnel shortages and a need to reduce its inventory commitment, and therefore represents a major growth area. We intend to take full advantage of this opportunity."


14   Engineered Support Systems, Inc.

[PHOTO]         ESSIbuy.com

TO GAIN ACCESS TO ESSIbuy.com, CUSTOMERS CONTRACT FOR THE SERVICE AS PART OF A PRODUCT PROCUREMENT PROGRAM. ENTRY TO THE SITE IS RESTRICTED TO PERSONNEL THROUGH A USER ID AND PASSWORD. ONCE IN, THE CUSTOMER CAN, FOR EXAMPLE, BUY SPARE PARTS, RESEARCH TECHNICAL PUBLICATIONS OR REMOTELY DIAGNOSE SPECIFIC EQUIPMENT PROBLEMS BY CLICKING ON PRODUCT SCHEMATICS AS THE SYSTEM WALKS THEM THROUGH TROUBLESHOOTING INSTRUCTIONS.

CUSTOMERS ORDERING PARTS THROUGH ESSIbuy.com CAN SIMPLY CLICK ON THE PART REQUIRED AND FOLLOW SIMPLE DIRECTIONS AS WEBSITE FEATURES GUIDE THE USER THROUGH THE PURCHASING PROCESS. THE SYSTEM VIRTUALLY ELIMINATES THE POTENTIAL FOR ORDERING INCORRECT PARTS - AND ASSOCIATED RE-PROCUREMENT COSTS. AUTOMATING TRANSACTIONS SPEEDS DELIVERY, AS WELL.


INTERACTIVE ELECTRONIC TECHNICAL MANUALS:
LIGHTER, FASTER, CURRENT
Another feature that the Web enables is Engineered Support's capability to quickly and inexpensively convert paper or digitized technical manuals into fully interactive electronic technical manuals (IETM). The military hauls thousands of pounds of technical manuals on each and every deployment. Using our proprietary technology, volumes of oftentimes out-dated paper manuals are replaced with continually updated IETMs easily accessed on the Web or via CD-ROM, freeing up significant cargo space, streamlining operations and accelerating deployment. Our IETM also features an integrated ordering process that permits a maintenance person on the flight line or in the motor pool to troubleshoot an equipment problem then automatically order replacement parts through the ESSIbuy.com Web site.

THE WARFIGHTERS...
ONE STOP
LOGISTICS SHOP          [GRAPH]



                                                2000 Annual Report   15

COMMERCIAL AND INDUSTRIAL PRODUCTS
-----------------------------------------------------------------------------
SOLUTIONS FOR INDUSTRY

[PHOTO]     [PHOTO]     [PHOTO]


From the Internet to the radar detector, technology originated for use in the military finds its way into civilian life in ways large and small. In both commercial and industrial products, consumers and businesses benefit from our military design and manufacturing experience.

When the U.S. Postal Service (USPS) needed a mechanism able to sort and process thousands of pieces of mail in postal centers across the country, we adapted technology originally developed and designed for use in Air Force avionics diagnostic equipment to create the Integrated Mail Handling System. This product has been in use at major bulk mail and processing/distribution centers since 1995.

---------------------------------------
COMMERCIAL AND INDUSTRIAL
REVENUES INCREASED BY 54 PERCENT
TO $53.5 MILLION IN 2000, AND
ADDITIONAL GROWTH IS EXPECTED.


We have modified other technologies originally developed for the DoD to create additional automated systems. The Flats Forwarding Terminal, also designed for the USPS, is a computerized workstation able to automatically print and apply change of address mailing labels to previously undeliverable letters and packages. In the healthcare industry, prominent pharmaceutical companies and healthcare providers benefit from company-designed prescription-filling machines that sort pharmaceuticals quickly and accurately.

Even with the growth of e-mail, the amount of mail processed by the USPS is at an all-time high. As the agency looks for new equipment and increased automation to meet the demand, our business in this area should continue to grow. We have an excellent standing and recently received the USPS Quality Supplier Award. This award mirrors the well-known Malcolm Baldridge National Quality Award selection process in determining its honorees and our SEI subsidiary was the single recipient in the Large Business Manufacturing category.

We have likewise leveraged our naval contracting experience by designing and manufacturing a variety of air handling and heat transfer equipment and custom-made HVAC systems for the commercial marketplace. This specialized equipment is used in a variety of applications and industrial environments - aerospace, food processing, healthcare institutions, pharmaceutical, chemical, semiconductor and telecommunications clean rooms.

Our Plastic Products business manufactures commercial and consumer products used in offices and homes, including telecommunications equipment, housewares, food processing products and storage systems. LifeTime faucets, a proprietary line of nonmetallic lead-free faucets, also are manufactured by the company and are sold in home improvement and discount stores.


16   Engineered Support Systems, Inc.

C O N T E N T S




   Management's Discussion and Analysis of
   Financial Condition and Results of Operations            18
------------------------------------------------------------------------
   Consolidated Balance Sheets                              23
------------------------------------------------------------------------
   Consolidated Statements of Income                        24
------------------------------------------------------------------------
   Consolidated Statements of Shareholders' Equity          24
------------------------------------------------------------------------
   Consolidated Statements of Cash Flows                    25
------------------------------------------------------------------------
   Notes to Consolidated Financial Statements               26
------------------------------------------------------------------------
   Report of Independent Accountants                        35
------------------------------------------------------------------------
   Report of Management Responsibilities                    35
------------------------------------------------------------------------
   Supplemental Information                                 36
------------------------------------------------------------------------
   Directors and Officers                    INSIDE BACK COVER




                                                 2000 Annual Report   17

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
------------------------------------------------------------------------

RECENT DEVELOPMENTS
Over the past three years, the Company's net revenues and net income have grown substantially as a result of both internal growth and several significant acquisitions made during the period. In 1999, the Company made three acquisitions - two defense contractors and an injection-molded plastics operation. Effective February 22, 1999, the Company acquired substantially all of the net assets of the Fermont Division of Dynamics Corporation of America (Fermont), a manufacturer of electrical generator sets primarily for the Department of Defense (DoD), for approximately $10.1 million. Effective July 1, 1999, the Company acquired the inventory, fixed assets and existing injection-molded plastics operations of the Bossier City Division of Engineered Products, Inc. (Bossier City) for approximately $3.1 million. Effective September 30, 1999, the Company acquired all of the outstanding stock of the Systems & Electronics Inc. (SEI) defense subsidiary of ESCO Electronics Corporation, a manufacturer of military support and electronics equipment, for approximately $81.7 million. Each of these acquisitions was accounted for as a purchase. After allocating the respective purchase prices to the fair value of all identifiable tangible and intangible assets, goodwill of $54.2 million was recorded and is being amortized over an estimated life of 25 years. On a pro forma basis, the Company's net revenues and net income for 1999 were $352.2 million and $10.0 million, respectively, compared to actual net revenues and net income for 1999 of $165.3 million and $7.3 million, respectively.

Effective February 1, 1998, the Company acquired substantially all of the net assets of Nuclear Cooling, Inc., d/b/a Marlo Coil (Marlo Coil), a manufacturer of heat transfer and air handling equipment, from an investor group for approximately $25.3 million. On June 24, 1998, the Company purchased all of the outstanding common stock of Keco Industries, Inc. (Keco), a manufacturer of military support equipment, from an investor group for approximately $24.1 million. In conjunction with these two purchases, goodwill of $23.6 million was recorded and is being amortized over an estimated life of 25 years.

------------------------------------------------------------------------
Year Ended October 31                      2000        1999        1998
------------------------------------------------------------------------
RESULTS OF OPERATIONS
Net revenues                              100.0%      100.0%      100.0%
Cost of revenues                           80.8        80.7        76.7
------------------------------------------------------------------------
Gross profit                               19.2        19.3        23.3
Selling, general and
   administrative expense                  10.7        10.4        12.8
------------------------------------------------------------------------
Income from operations                      8.5         8.9        10.5
Interest expense, net                      (2.5)       (1.6)       (1.5)
Gain on sale of assets                      0.0         0.1         0.9
------------------------------------------------------------------------
Income before income taxes                  6.0         7.4         9.9
Income tax provision                        2.4         3.0         3.9
------------------------------------------------------------------------
Net income                                  3.6%        4.4%        6.0%
========================================================================

The discussion set forth below analyzes certain factors and trends related to the financial results for each of the three years ended October 31, 2000, 1999 and 1998. This discussion should be read in conjunction with the Consolidated Financial Statements and Notes to the Consolidated Financial Statements.

The Company operates in four segments: Light Military Support Equipment, Heavy Military Support Equipment, Electronics and Automation Systems and Plastic Products. The Light Military Support Equipment segment engineers and manufactures a broad range of military support equipment primarily for the DoD, as well as related heat transfer and air handling equipment for domestic commercial and industrial users. Segment products include environmental control systems, generator sets, chemical and biological protection systems, petroleum and water systems and other multipurpose military support equipment. The Heavy Military Support Equipment segment engineers and manufactures load management and transport systems primarily for the DoD. Segment products include aircraft load management equipment, tank transport systems and bridging systems. The Electronics and Automation Systems segment engineers and manufactures airborne radar systems, reconnaissance, surveillance and target acquisition systems, and avionics test equipment primarily for the DoD. The segment also engineers and manufactures material handling equipment primarily for the U.S. Postal Service and the pharmaceutical industry throughout the United States. The Plastic Products segment manufactures injection-molded resin products, as well as a proprietary line of plastic faucets, primarily for commercial customers in the south-central United States. Prior to the acquisition of SEI in 1999, the Company did not operate in the Heavy Military Support Equipment or the Electronics and Automation Systems segments.



18   Engineered Support Systems, Inc.

The following table sets forth net revenues for the years ended October 31, 2000, 1999 and 1998 for each segment:

--------------------------------------------------------------------------------------------
Year Ended October 31                      2000                   1999                 1998
--------------------------------------------------------------------------------------------
($ IN MILLIONS)
LIGHT MILITARY SUPPORT EQUIPMENT:
   Environmental control
      systems                 $ 75.3       20.8%     $ 77.1       46.6%    $43.4       44.8%
   Generator sets and
      related items             51.5       14.2        30.2       18.3         -
   Chemical and biological
      protection systems         8.2        2.3         6.3        3.8       4.8        5.0
   Petroleum and water
      systems                    6.4        1.8         4.9        3.0       4.5        4.6
   General support              18.9        5.2         9.9        6.0      17.2       17.7
--------------------------------------------------------------------------------------------
                               160.3       44.3       128.4       77.7      69.9       72.1
HEAVY MILITARY SUPPORT
      EQUIPMENT                114.7       31.7        13.1        7.9         -
ELECTRONICS AND
      AUTOMATION SYSTEMS        60.3       16.7         5.1        3.1         -
PLASTIC PRODUCTS                26.2        7.3        18.7       11.3      27.1       27.9
--------------------------------------------------------------------------------------------
   Total                      $361.5      100.0%     $165.3      100.0%    $97.0      100.0%
============================================================================================


Fluctuations in 2000 revenues by segment and product classification are due, in part, to the acquisitions made in 1998 and 1999. Other fluctuations between periods result primarily from changes in DoD requirements. As a result, year-to-year comparisons of revenue by product may not be meaningful.

2000 COMPARED TO 1999
Consolidated net revenues increased $196.2 million, or 118.7%, in 2000 to $361.5 million from $165.3 million in 1999. Net revenues for the Light Military Support Equipment segment increased by $31.9 million in 2000 to $160.3 million as compared to $128.4 million in 1999. This increase was primarily due to inclusion of a full year's operations for the Fermont acquisition made in 1999, which comprised $20.7 million of this increase. Higher production levels on several other key programs within the segment at existing operations accounted for the remaining growth in net revenues. Net revenues for the Heavy Military Support Equipment segment increased $101.6 million in 2000 to $114.7 million from $13.1 million in 1999. Net revenues for the Electronics and Automation Systems segment increased $55.2 million in 2000 to $60.3 million from $5.1 million in 1999. Inclusion of a full year's operations for these two segments, acquired with the September 30, 1999 purchase of SEI, was primarily responsible for the significant increases in 2000. Net revenues for the Plastic Products segment increased $7.5 million to $26.2 million in 2000 compared to $18.7 million in 1999 as business related to the prior year loss of a major customer was largely replaced during the year.

Consolidated gross profit for 2000 increased 117.9% to $69.4 million (19.2% of consolidated net revenues) from $31.9 million (19.3% of consolidated net revenues) in 1999. Gross profit for the Light Military Support Equipment segment increased to $28.8 million (18.0% of segment net revenues) from $25.2 million (19.6% of segment net revenues) in 1999. The increase in gross profit for the segment was primarily a result of the full year's inclusion of the operations of Fermont in 2000 ($3.3 million) and overall higher net revenue levels for the segment. The decline in gross margin for the segment in 2000 resulted from a less profitable product mix (generator sets) as compared to the prior year coupled with lower gross margins on certain other products for the segment. Gross profit for the Heavy Military Support Equipment segment increased to $22.8 million (19.9% of segment net revenues) from $2.6 million (19.9% of segment net revenues) in 1999. The increase in gross profit for the segment was due to higher segment net revenues in 2000 as discussed above. Gross profit for the Electronics and Automation Systems segment increased to $14.4 million (23.9% of segment net revenues) from $0.8 million (15.8% of segment net revenues) in 1999. The increase in gross profit for the segment was due to higher segment net revenues in 2000 as discussed above coupled with a more favorable product mix during the year. Gross profit for the Plastic Products segment increased slightly to $3.4 million (12.9% of segment net revenues) from $3.3 million (17.5% of segment net revenues) in 1999. The reduction in gross margin was due to the impact of higher fixed overhead in 2000 related to the acquisition of the Bossier City operation on July 1, 1999.

Consolidated selling, general and administrative expense increased by $21.5 million, or 124.9%, to $38.7 million (10.7% of consolidated net revenues) in 2000 from $17.2 million (10.4% of consolidated net revenues) in 1999 primarily as a result of the 1999 acquisitions of SEI and Fermont. Selling, general and administrative expense attributable to the Light Military Support Equipment segment decreased to $12.2 million from $12.6 million in 1999. The decrease was primarily a result of the allocation of corporate overhead expenses among a greater number of business segments in 2000 offset by inclusion of a full year's operations for Fermont in 2000 ($0.4 million). Selling, general and administrative expense attributable to the Heavy Military Support Equipment segment increased to $15.6 million from $1.4 million in 1999. Selling, general and administrative expense attributable to the Electronics and Automation Systems segment increased to $8.1 million from $0.6 million in 1999. These increases were primarily due to the inclusion of a full year's operations for these two segments in 2000 as discussed above. Selling, general and administrative expense for the Plastic Products segment increased slightly to $2.8 million from $2.7 million in 1999.

Consolidated income from operations increased by $16.0 million, or 109.6%, to $30.7 million in 2000 from $14.7 million in 1999. Income from operations for the Light Military Support Equipment segment increased to $16.6 million from $12.6 million in 1999. The increase was primarily a result of the inclusion of a full year's



                                                 2000 Annual Report   19
operations for Fermont in 2000 ($2.9 million), combined with additional gross profit generated from existing operations for the segment. Income from operations for the Heavy Military Support Equipment segment increased to $7.2 million from $1.2 million in 1999 primarily due to the inclusion of a full year's operations for the segment in 2000 as discussed above. Income from operations for the Electronics and Automation Systems segment increased to $6.3 million from $0.2 million in 1999 primarily due to the inclusion of a full year's operations for the segment in 2000, coupled with a more profitable product mix as discussed above. Income from operations for the Plastic Products segment was $0.6 million in both 2000 and 1999.

Net interest expense increased by $6.4 million to $9.0 million in 2000 primarily as a result of higher outstanding borrowings on the Company's revolving and term debt credit facilities compared to the prior year. Higher borrowing levels were required to finance the Company's acquisitions, particularly the $81.7 million purchase of SEI on September 30, 1999.

The effective income tax rate for 2000 and 1999 was 40.0%, resulting in total tax expense of $8.7 million in 2000 and $4.9 million in 1999. As a result of the foregoing, net income increased 78.4% to $13.0 million (3.6% of consolidated net revenues) in 2000 from $7.3 million (4.4% of consolidated net revenues) in 1999.

1999 COMPARED TO 1998
Consolidated net revenues increased $68.3 million, or 70.4%, in 1999 to $165.3 million from $97.0 million in 1998. Net revenues from the Light Military Support Equipment segment increased by $58.5 million in 1999 to $128.4 million from $69.9 million in 1998. This increase was due to an additional $30.2 million of net revenues generated by Fermont subsequent to its acquisition date. In addition, the inclusion of a full year's operations for acquisitions made in 1998 comprised $29.0 million of this increase. Net revenues from the Heavy Military Support Equipment and the Electronics and Automation Systems segments totaled $13.1 million and $5.1 million, respectively, for 1999 due to the acquisition of SEI during the year. Net revenues for the Company's Plastic Products segment decreased $8.4 million to $18.7 million in 1999 from $27.1 million in 1998 due to the loss of a major customer during the year.

Consolidated gross profit for 1999 increased 40.9% to $31.9 million (19.3% of consolidated net revenues) from $22.6 million (23.3% of consolidated net revenues) in 1998. Gross profit for the Light Military Support Equipment segment increased to $25.2 million (19.6% of segment net revenues) from $16.7 million (23.9% of segment net revenues) in 1998. The increase in gross profit for the segment was primarily a result of the operations of Fermont subsequent to its acquisition date ($1.1 million), and the inclusion in 1999 of a full year's operations for acquisitions made in 1998 ($7.0 million). The decline in gross margin for the segment resulted from a less profitable product mix (generator sets) as compared to the Company's historical defense business operations. Gross profit for the Heavy Military Support Equipment and the Electronics and Automation Systems segments totaled $2.6 million (19.9% of segment net revenues) and $0.8 million (15.8% of segment net revenues), respectively, for 1999 due to the acquisition of SEI during the year. Gross profit for the Plastic Products segment declined to $3.3 million (17.5% of segment net revenues) from $6.0 million (22.0% of segment net revenues) in 1998. The decreases in both gross profit and gross margin related to a decline in sales volume for the Plastic Products segment during 1999.

Consolidated selling, general and administrative expense increased by $4.8 million, or 39.0%, to $17.2 million (10.4% of consolidated net revenues) in 1999 from $12.4 million (12.8% of consolidated net revenues) in 1998. Selling, general and administrative expense for the Light Military Support Equipment segment increased to $12.6 million from $9.6 million in 1998. The increase was primarily a result of the operations of Fermont subsequent to its acquisition date ($1.2 million), and the inclusion of a full year's operations for acquisitions made in 1998 ($2.2 million), partially offset by lower expenses at other operations in this segment of $0.4 million in 1999. Selling, general and administrative expense for the Heavy Military Support Equipment and the Electronics and Automation Systems segments totaled $1.4 million and $0.6 million, respectively, for 1999 due to the acquisition of SEI during the year. Selling, general and administrative expense for the Plastic Products segment was consistent with 1998.

Consolidated income from operations increased by $4.5 million, or 43.1%, to $14.7 million in 1999 from $10.2 million in 1998. Income from operations for the Light Military Support Equipment segment increased to $12.6 million from $7.1 million in 1998. The increase was primarily a result of the inclusion in 1999 of a full year's operations for acquisitions made in 1998 ($4.8 million). Income from operations for the Heavy Military Support Equipment and the Electronics and Automation Systems segments totaled $1.2 million and $0.2 million, respectively, for 1999 due to the acquisition of SEI during the year. Income from operations for the Plastic Products segment declined to $0.6 million from $3.2 million in 1998 due to significantly lower sales volume in the current year.


20   Engineered Support Systems, Inc.

Net interest expense increased by $1.1 million to $2.6 million in 1999 primarily as a result of higher outstanding borrowings on the Company's revolving and term debt credit facilities as compared to the prior year. Higher borrowing levels were required to finance the Company's acquisitions in 1999 and 1998 partially offset by the receipt of net proceeds of $25.6 million in conjunction with a follow-on public stock offering of 2.0 million shares completed in April 1999.

The effective income tax rate for 1999 and 1998 was 40.0%, resulting in total tax expense of $4.9 million in 1999 and $3.9 million in 1998. As a result of the foregoing, net income increased 26.3% to $7.3 million (4.4% of consolidated net revenues) in 1999 from $5.8 million (6.0% of consolidated net revenues) in 1998.

OUTLOOK FOR 2001 AND FUTURE YEARS
Continued business growth drove the increase in the Company's funded backlog of defense orders from $277.2 million at last year-end to $286.9 million at October 31, 2000. Primarily due to a series of acquisitions in the defense industry, the Company's funded backlog is more than three-and-a-half times the $80.8 million at the end of 1998. Government options on existing defense contracts (unfunded backlog) decreased to $596.6 million at October 31, 2000 from $850.5 million at the prior year-end. In conjunction with the 1999 acquisitions of SEI and Fermont, the Company's unfunded backlog increased by approximately $575 million as of October 31, 1999. The subsequent decline in the level of unfunded backlog during 2000 was primarily due to the high rate of exercise of government options throughout the year as entered orders on defense contracts climbed to $329.1 million. Although not certain and subject to factors beyond its control, the Company expects the majority of government options at October 31, 2000 to be converted into funded backlog over the respective terms of the underlying contracts.

The Company anticipates that consolidated net revenues and income from operations will increase by approximately 8% and 10%, respectively, in 2001. Light Military Support Equipment revenues are expected to comprise approximately 40% of consolidated net revenues in 2001 compared to 44.3% in 2000 with income from operations for 2001 of approximately 8% of segment net revenues compared to 10.4% of segment net revenues in the current year. The anticipated decrease in segment profitability for 2001 is primarily due to contract mix. Heavy Military Support Equipment segment revenues will continue to comprise approximately 31% of consolidated net revenues in 2001. Income from operations for the Heavy Military Support Equipment segment is expected to improve to between 10% and 11% of segment net revenues in 2001 compared to 6.3% of segment net revenues in 2000. Heavy Military Support Equipment profitability in 2000 was negatively impacted by a labor stoppage at the segment's primary manufacturing facility during the year accounting for the expected improvement in operating income levels for 2001. Net revenues for the Electronics and Automation Systems segment are expected to increase by approximately 40% in 2001 to comprise approximately 22% of consolidated net revenues as compared to 16.7% in 2000. Income from operations for the segment in 2001 is expected to improve between 15% and 20% over 2000 levels due to the forecasted increase in net revenues. Net revenues for the Plastic Products segment are expected to continue to comprise approximately 7% of consolidated net revenues with segment income from operations improving somewhat as sales levels and customer pricing stabilize in 2001.

As in 2000, the Company will continue to derive the most significant portion of its 2001 net revenues from long-term government contracts within the business segments for Heavy Military Support Equipment (primarily the Tunner 60K Aircraft Cargo Loader and the M1000 Heavy Equipment Transporter) and Light Military Support Equipment (primarily the Field Deployable Environmental Control Unit, Tactical Quiet Generator sets and Chemical and Biological Protected Shelter). These contracts represent $672.6 million, or 76.1%, of the Company's total funded and unfunded defense backlog at October 31, 2000, and, therefore, provide a significant base of revenues through their respective contract lives.

The Company continues to believe that significant consolidation opportunities exist within the military support equipment and electronics segments of the defense industry in response to (i) the current fragmentation within the industry; (ii) the DoD's emphasis on awarding contracts on the basis of "best value"; and (iii) the DoD's increasing reliance on the engineering and design capabilities of contractors. The Company's major emphasis for 2001 includes the continuing integration of its acquired defense operations and consolidation initiatives aimed at leveraging its infrastructure and further implementing operational synergies. The Company believes additional acquisitions may occur in 2001, however, any such transaction must be accretive to earnings and must provide long-term value to its shareholders.

LIQUIDITY AND CAPITAL RESOURCES
The Company's working capital needs are generally funded through cash flow from operations and the revolving line of credit. At October 31, 2000, the Company's working capital and ratio of


                                                 2000 Annual Report   21
current assets to current liabilities were $17.1 million and 1.20 to 1, respectively, compared with $14.3 million and 1.17 to 1 a year ago. The Company generated operating cash flows of $21.0 million in 2000 compared to $4.6 million of operating cash usage in 1999. Investment in property, plant and equipment totaled $3.9 million and $1.6 million, respectively, for 2000 and 1999. The Company anticipates that capital expenditures in 2001 should not exceed $6.0 million. Management believes that cash flow generated from operations, together with the available line of credit, will provide the necessary resources to meet the needs of the Company in the foreseeable future.

In conjunction with the acquisition of SEI in September 1999, the Company entered into a credit agreement to provide a $90 million term loan and a $55 million revolving credit facility. Pursuant to the terms of the credit agreement, the Company is subject to certain covenants and restrictions, with which it was in compliance at October 31, 2000. As of October 31, 2000, the Company had converted $41.25 million, reduced over time to reflect scheduled principal payments, of variable rate term debt to fixed rates via interest rate swaps with three financial institutions. The fixed rate resulting from these swaps is capped at 6.545% to 6.60%, plus the Company's applicable margin (1.50% at October 31, 2000).

The Company's primary sources of short-term financing are from cost reimbursements under contracts with the U.S. government via receipt of progress payments, billings for delivered products and borrowings under the revolving line of credit. As of October 31, 2000, the Company had $16.3 million outstanding against the revolving line of credit, remaining availability under the revolving line of credit of $34.3 million and a cash balance of $0.7 million.

In April 1999, the Company issued an additional 2.0 million shares of common stock through a public offering, resulting in net proceeds of $25.6 million. A portion of the proceeds was used to repay borrowings under the Company's existing revolving line of credit agreement with the remainder used to repay a portion of the Company's existing term debt.

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

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), in June 1998. SFAS 133 provides standards on accounting and disclosure for derivative instruments and requires that all derivatives be measured at fair value and reported as either assets or liabilities in the statement of financial position. Changes in the fair value of a derivative must be recognized in earnings in the period of change unless the derivative qualifies as a hedge in accordance with SFAS 133. The Company will adopt this statement in the first quarter of 2001. For the year ended October 31, 2000, the impact of SFAS 133 on the Company's financial statements would have been immaterial.

In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101). SAB 101, as amended, summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. The adoption of the provisions of SAB 101 is not expected to have a material effect on the Company's consolidated operating results, statement of financial position or cash flows. SAB 101 is required to be adopted by the Company no later than the fourth quarter of 2001.

FORWARD-LOOKING STATEMENTS
In addition to historical information, this Annual Report includes certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. The forward-looking statements involve certain risks and uncertainties, including but not limited to acquisitions, additional financing requirements, the decision of any of the Company's key customers (including the U.S. government) to reduce or terminate orders with the Company, cutbacks in defense spending by the U.S. government and increased competition in the Company's markets, which could cause the Company's actual results to differ materially from those projected in, or inferred by, the forward-looking statements.


22   Engineered Support Systems, Inc.

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------------------
In thousands, except per share amounts
--------------------------------------------------------------------------------------------
October 31                                                            2000           1999
--------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                         $    719       $    310
Accounts receivable, net                                            33,964         23,594
Contracts in process and inventories, net                           57,465         68,351
Refundable income taxes                                              2,425              -
Deferred income taxes                                                6,360          3,516
Due from related party (Note B)                                          -          4,224
Prepaid expenses and other assets                                    1,942            555
--------------------------------------------------------------------------------------------
Total Current Assets                                               102,875        100,550

PROPERTY, PLANT AND EQUIPMENT
Land                                                                 4,885          4,885
Buildings and improvements                                          35,891         34,258
Machinery and equipment                                             35,242         34,722
Furniture and fixtures                                               3,297          2,817
--------------------------------------------------------------------------------------------
                                                                    79,315         76,682
Less accumulated depreciation                                       22,432         16,668
--------------------------------------------------------------------------------------------
                                                                    56,883         60,014
Goodwill, less accumulated amortization of $5,649 and $2,320        74,577         74,354
Deferred income taxes                                                    -            386
Other assets                                                         4,017          4,092
--------------------------------------------------------------------------------------------
TOTAL ASSETS                                                      $238,352       $239,396
============================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Notes payable                                                     $ 16,300       $ 23,900
Current maturities of long-term debt                                17,038         10,038
Accounts payable                                                    26,826         27,876
Income taxes payable                                                     -          1,065
Accrued employee compensation                                       14,457         14,111
Other liabilities                                                   11,197          9,254
--------------------------------------------------------------------------------------------
Total Current Liabilities                                           85,818         86,244
Long-term debt                                                      63,028         80,075
Deferred income taxes                                                1,861              -
ESOP guaranteed bank loan                                              431            578
Other liabilities                                                    8,714          9,077
Commitments and contingencies (Note J)

SHAREHOLDERS' EQUITY
Common stock, par value $.01 per share; 10,000 shares
   authorized; 8,298 and 7,504 shares issued                            83             75
Additional paid-in capital                                          49,365         37,032
Retained earnings                                                   43,571         30,781
--------------------------------------------------------------------------------------------
                                                                    93,019         67,888
Less ESOP guaranteed bank loan                                         431            578
Less treasury stock at cost, 1,042 and 615 shares                   14,088          3,888
--------------------------------------------------------------------------------------------
Total Shareholders' Equity                                          78,500         63,422
--------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                        $238,352       $239,396
============================================================================================
See Notes to Consolidated Financial Statements.

                                                 2000 Annual Report   23

CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------------------
In thousands, except per share amounts
--------------------------------------------------------------------------------------------
Year Ended October 31                                  2000           1999           1998
--------------------------------------------------------------------------------------------
Net revenues                                       $361,489       $165,256       $ 96,973
Cost of revenues                                    292,035        133,377         74,343
--------------------------------------------------------------------------------------------
Gross profit                                         69,454         31,879         22,630
Selling, general and administrative expense          38,736         17,223         12,388
--------------------------------------------------------------------------------------------
Income from operations                               30,718         14,656         10,242
Interest expense                                     (9,119)        (2,730)        (1,768)
Interest income                                         140            130            294
Gain (loss) on sale of assets                            (4)           124            879
--------------------------------------------------------------------------------------------
Income before income taxes                           21,735         12,180          9,647
Income tax provision                                  8,695          4,871          3,858
--------------------------------------------------------------------------------------------
Net income                                         $ 13,040       $  7,309       $  5,789
--------------------------------------------------------------------------------------------
Earnings per share:
   Basic                                           $   1.86       $   1.23       $   1.21
   Diluted                                         $   1.79       $   1.20       $   1.16
--------------------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.



CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------------------------
In thousands
                                                           Additional                       ESOP
                                                  Common      Paid-in      Retained   Guaranteed      Treasury
                                                   Stock      Capital      Earnings    Bank Loan         Stock        Total
------------------------------------------------------------------------------------------------------------------------------
Balance at October 31, 1997                          $38      $ 9,699       $18,026        $(873)     $ (3,164)    $ 23,726
Net income                                                                    5,789                                   5,789
Cash dividends                                                                 (132)                                   (132)
Exercise of stock options                              1        1,263                                                 1,264
Reduction of ESOP guaranteed bank loan                                                       147                        147
Three-for-two stock split                             16          (16)                                                    -
Purchase of treasury stock                                                                                (802)        (802)
Issuance of treasury stock to ESOP                                136                                       38          174
------------------------------------------------------------------------------------------------------------------------------
Balance at October 31, 1998                           55       11,082        23,683         (726)       (3,928)      30,166
Net income                                                                    7,309                                   7,309
Cash dividends                                                                 (211)                                   (211)
Issuance of common stock                              20       25,530                                                25,550
Exercise of stock options                                         124                                                   124
Reduction of ESOP guaranteed bank loan                                                       148                        148
Purchase of treasury stock                                                                                 (65)         (65)
Issuance of treasury stock to ESOP                                296                                      105          401
------------------------------------------------------------------------------------------------------------------------------
Balance at October 31, 1999                           75       37,032        30,781         (578)       (3,888)      63,422
Net income                                                                   13,040                                  13,040
Cash dividends                                                                 (250)                                   (250)
Exercise of stock options                              8       11,449                                                11,457
Reduction of ESOP guaranteed bank loan                                                       147                        147
Purchase of treasury stock                                                                             (10,576)     (10,576)
Issuance of treasury stock to ESOP                                884                                      376        1,260
------------------------------------------------------------------------------------------------------------------------------
Balance at October 31, 2000                          $83      $49,365       $43,571        $(431)     $(14,088)    $ 78,500
------------------------------------------------------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.


24   Engineered Support Systems, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
---------------------------------------------------------------------------------------------------
In thousands
---------------------------------------------------------------------------------------------------
Year Ended October 31                                            2000          1999         1998
---------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES
Net income                                                   $ 13,040      $  7,309     $  5,789
Adjustments to reconcile net income
   to net cash provided by (used in) operations:
      Depreciation and amortization                            10,435         4,325        2,813
      Deferred income taxes                                     2,521        (1,157)         967
      Loss (gain) on sale of assets                                 4          (124)        (879)
---------------------------------------------------------------------------------------------------
Cash provided before changes in operating
   assets and liabilities, excluding the effects
   of acquisitions                                             26,000        10,353        8,690
Changes in operating assets and liabilities:
      Accounts receivable                                     (10,100)           17       (1,544)
      Contracts in process and inventories                      7,258       (13,223)      (1,169)
      Accounts payable                                         (1,050)        3,061         (699)
      Current income taxes                                     (3,490)        2,037         (796)
      Net changes in other assets and liabilities               2,351        (6,802)         870
---------------------------------------------------------------------------------------------------
Net cash provided by (used in) operations                      20,969        (4,557)       5,352
---------------------------------------------------------------------------------------------------

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of SEI, net of cash acquired                                       (81,699)
Purchase of Fermont, net of cash acquired                                   (10,092)
Purchase of Bossier City                                                     (3,096)
Purchase of Marlo Coil, net of cash acquired                                             (25,344)
Purchase of Keco Industries, net of cash acquired                                        (24,093)
Purchase of McIntyre Engineering                                                          (1,512)
Additions to property, plant and equipment                     (3,853)       (1,593)      (1,331)
Proceeds from sale of property, plant and equipment               309           147        2,578
---------------------------------------------------------------------------------------------------
Net cash used in investing activities                          (3,544)      (96,333)     (49,702)
---------------------------------------------------------------------------------------------------

CASH FLOW FROM FINANCING ACTIVITIES
Net borrowings (payments) under line-of-credit agreement       (7,600)       23,900       (1,076)
Proceeds of long-term debt                                                   90,000       45,000
Payments of long-term debt                                    (10,047)      (43,871)      (2,444)
Issuance of common stock                                                     25,550
Exercise of stock options                                      11,457           124        1,264
Purchase of treasury stock                                    (10,576)          (65)        (802)
Cash dividends                                                   (250)         (211)        (132)
---------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities           (17,016)       95,427       41,810
---------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents              409        (5,463)      (2,540)
Cash and cash equivalents at beginning of year                    310         5,773        8,313
---------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                     $    719      $    310     $  5,773
---------------------------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.


                                                 2000 Annual Report   25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------
In thousands, except per share amounts

NOTE A: SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Engineered Support Systems, Inc. (Company) and its wholly owned subsidiaries, which include Systems & Electronics Inc. (SEI), Engineered Air Systems, Inc. (Engineered Air), Keco Industries, Inc. (Keco), Engineered Coil Company d/b/a Marlo Coil (Marlo Coil), Engineered Electric Company d/b/a Fermont (Fermont) and Engineered Specialty Plastics, Inc. (ESP). All material intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES: In preparing these financial statements, management makes estimates and uses assumptions that affect some of the reported amounts and disclosures. Actual results could differ from these estimates and assumptions.

CASH AND CASH EQUIVALENTS: Cash equivalents include temporary investments with original maturities of three months or less.

REVENUE RECOGNITION: Revenues on long-term contracts performed by SEI, Engineered Air, Keco and Fermont, substantially all of which are with the U.S. government, are recognized under the percentage of completion method and include a proportion of the earnings that are expected to be realized on the contract in the ratio that production measures, primarily labor, incurred bear to the estimated production measures for the contract. Earnings expectations are based upon estimates of contract values and costs at completion. Contracts in process are reviewed on a periodic basis. Adjustments to revenues and earnings are made in the current accounting period based upon revisions in contract values and estimated costs at completion. Provisions for estimated losses on contracts are recorded when identified. On substantially all sales, Marlo Coil and ESP recognize revenue when title passes to the customer. Allowances for anticipated doubtful accounts are provided based on historical experience and evaluation of specific accounts. The allowance for doubtful accounts was $241 and $264 at October 31, 2000 and 1999, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS: For purposes of financial reporting, the Company has determined that the fair value of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and long-term debt, approximates book value at October 31, 2000 and 1999, based on either their short-term nature or on terms currently available to the Company in financial markets.

CREDIT RISK: Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents and accounts receivable. At October 31, 2000 and 1999, the Company's cash and cash equivalents were primarily invested in money market accounts at a financial institution. Management believes the credit risk is limited due to the short-term nature of these funds. Management believes the credit risk related to accounts receivable is limited due to the fact that 62% and 64%, respectively, of accounts receivable at October 31, 2000 and 1999 are due from the U.S. government and its agencies.

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

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives of 15 to 40 years for buildings and improvements, five to 15 years for machinery and equipment, and three to 10 years for furniture and fixtures.

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

EARNINGS PER SHARE: Basic earnings per share for 2000, 1999 and 1998 is based on average basic common shares outstanding, after the effect of the stock split described in Note K, of 7,019, 5,926 and 4,785, respectively. Diluted earnings per share for 2000, 1999 and 1998 is based on average diluted common shares outstanding,


26   Engineered Support Systems, Inc.

after the effect of the stock split described in Note K, of 7,265, 6,082 and 4,991, respectively. Average diluted common shares outstanding include common stock equivalents, which represent common stock options as computed using the treasury stock method.

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

INDUSTRY INFORMATION: SEI, Engineered Air, Keco and Fermont design and manufacture military support equipment and substantially all revenues for these subsidiaries are related to contracts with the U.S. government. Marlo Coil manufactures and sells heat transfer and air movement equipment primarily to defense contractors, mechanical contractors and industrial users. ESP manufactures and sells made-to-order injection-molded plastic products, and manufactures and distributes a proprietary line of faucets.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS: Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), was issued in June 1998. The Company will adopt SFAS 133 in the first quarter of 2001. The pronouncement provides standards on accounting and disclosure for derivative instruments and requires that all derivatives be measured at fair value and reported as either assets or liabilities in the statement of financial position. For the year ended October 31, 2000, the impact of SFAS 133 on the Company's financial statements would have been immaterial.

In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101). SAB 101, as amended, summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. The adoption of the provisions of SAB 101 is not expected to have a material effect on the Company's consolidated operating results, statement of financial position or cash flows. SAB 101 is required to be adopted by the Company no later than the fourth quarter of 2001.

NOTE B: ACQUISITIONS
Effective February 1, 1998, Engineered Coil Company, a wholly owned subsidiary of the Company, acquired substantially all of the net assets of Nuclear Cooling, Inc., d/b/a Marlo Coil, a manufacturer of heat transfer and air movement equipment, from an investor group for approximately $25.3 million. The fair value of the assets acquired, including goodwill of $17.1 million, was $31.0 million and liabilities assumed totaled $5.7 million. The purchase price was financed with approximately $2.8 million of available cash resources and bank term debt of $22.5 million. The operating results of Marlo Coil are included in the Company's consolidated results of operations from the date of acquisition.

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

On June 24, 1998, the Company acquired all of the outstanding common stock of Keco, a manufacturer of military support equipment, from an investor group for approximately $24.1 million. ($1.2 million of this amount relates to consideration paid to Keco's previous shareholders in order for the Company to elect treatment of the transaction as an asset purchase pursuant to Section 338(h)(10) of the Internal Revenue Code. This election allows the Company to generate deductions for goodwill amortization and additional depreciation for federal income tax purposes.) The fair value of the assets acquired, including goodwill of $6.5 million, was $27.0 million and liabilities assumed totaled $2.9 million. The purchase price was financed with approximately $1.6 million of available cash resources and bank term debt of $22.5 million. The operating results of Keco are included in the Company's consolidated results of operations from the date of acquisition.

On February 22, 1999, Engineered Electric Company, a wholly owned subsidiary of the Company, acquired substantially all of the net assets of the Fermont division of Dynamics Corporation of America, a manufacturer of electrical generator sets primarily for the Department of Defense, for approximately $10.1 million. The fair value of assets acquired was $14.4 million and liabilities assumed totaled $4.3 million. The purchase price was financed with available cash resources and short-term borrowings under the Company's revolving credit facility. The operating results of Fermont are included in the Company's consolidated results of operations from the date of acquisition.

Effective July 1, 1999, Engineered Specialty Plastics, Inc., a wholly owned subsidiary of the Company, acquired the inventory, fixed assets, existing operations and customer base of the Bossier City division of Engineered Products, Inc. (Bossier City) for approxi-

                                                 2000 Annual Report   27
mately $3.1 million. The fair value of assets acquired was $3.1 million. The purchase price was financed with short-term borrowings under the Company's revolving credit facility. The operating results of Bossier City are included in the Company's consolidated results of operations from the date of acquisition.

Effective September 30, 1999, Engineered Systems and Electronics Inc., a wholly owned subsidiary of the Company, acquired all of the outstanding stock of SEI, a manufacturer of military support equipment, from ESCO Electronics Corporation for approximately $81.7 million. (The purchase price is net of $4.2 million of cash acquired, which is reflected on the October 31, 1999 Consolidated Balance Sheet as Due from Related Party. The transaction has been treated as an asset purchase pursuant to
Section 338(h)(10) of the Internal Revenue Code.) The fair value of the assets acquired, including goodwill of $54.2 million, was $127.6 million and liabilities assumed totaled $45.9 million. The purchase price was financed with term debt as provided under the Company's credit agreement discussed in Note E. The operating results of SEI are included in the Company's consolidated results of operations from the date of acquisition.

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

------------------------------------------------------------------------
Year Ended October 31                             1999           1998
------------------------------------------------------------------------
Net revenues                                  $352,174       $346,523
------------------------------------------------------------------------
Net income                                    $ 10,020       $  7,804
------------------------------------------------------------------------
Basic earnings per share                      $   1.69       $   1.63
------------------------------------------------------------------------
Diluted earnings per share                    $   1.65       $   1.56
------------------------------------------------------------------------

NOTE C: ACCOUNTS RECEIVABLE
Accounts receivable includes amounts due from the U.S. government and its agencies of $21,095 and $15,001 at October 31, 2000 and 1999, respectively.

NOTE D: CONTRACTS IN PROCESS AND INVENTORIES
Contracts in process and inventories are comprised of the following:

------------------------------------------------------------------------
October 31                                        2000           1999
------------------------------------------------------------------------
Raw materials                                  $ 5,644        $ 4,579
Work-in-process                                    324            991
Finished goods                                   2,518          1,358
Inventories substantially applicable
   to government contracts in process,
   reduced by progress payments of
   $51,384 and $63,042                          48,979         61,423
------------------------------------------------------------------------
                                               $57,465        $68,351
------------------------------------------------------------------------

Contracts in process and inventories at October 31, 2000 and 1999 include estimated revenue of $63,431 and $45,678, respectively, representing accumulated contract costs and related estimated earnings on uncompleted government contracts.

NOTE E: NOTES PAYABLE AND LONG-TERM DEBT
Effective September 30, 1999, the Company entered into a new bank credit agreement, which provided a $90 million term loan and a $55 million revolving credit facility. Quarterly principal payments on the term loan began on December 31, 1999, with the final payment due in September 2004. Borrowings under the term loan and the revolving credit facility are subject to interest, at the Company's option, at either the London Interbank Offered Rate (LIBOR) plus an applicable margin or at the prime rate plus an applicable margin. The margin applicable to LIBOR varies from 1.0% to 2.25% and the margin applicable to the prime rate varies from 0.0% to 1.0% depending upon the Company's ratio of total indebtedness to earnings before interest, taxes, depreciation and amortization (leverage ratio). At October 31, 2000, the average variable interest rate under the credit agreement was 8.15%, and the Company had $34.3 million of availability under the revolving credit facility, which carries an unused commitment fee of 0.3% to 0.5% depending on the Company's leverage ratio.

As of October 31, 2000, the Company had converted $41.25 million of variable rate term debt to fixed rates via interest rate swaps with three financial institutions. The notional amount of the swaps is reduced over time to reflect scheduled principal payments and the fixed rate is capped at 6.545% to 6.60%, plus the Company's borrowing margin applicable to LIBOR. Including the impact of the interest rate swaps, the Company's effective interest rate at October 31, 2000 was 8.12%.

The credit agreement contains certain covenants, including maintaining net worth of at least $55 million plus 50% of quarterly net income after July 31, 1999 and maintaining a leverage ratio no greater than 3.25 to 1 from May 1, 2000 to October 31, 2000, no greater than 2.75 to 1 from November 1, 2000 to October 31, 2001, and no greater than 2.50 to 1 subsequent to October 31, 2001. Pursuant to the terms of the credit agreement, the Company is subject to various other financial and operating covenants and maintenance criteria, including restrictions on the Company's ability to incur additional indebtedness, make capital expenditures, create liens, dispose of material assets and enter into merger transactions and lease agreements, and requirements to maintain certain levels of fixed-charge coverage. At October 31, 2000, the Company was in compliance with all restrictive covenants of its credit agreement. No compensating balance is required or maintained related to the agreement.


28   Engineered Support Systems, Inc.

Long-term debt consists of:

------------------------------------------------------------------------
Year Ended October 31                             2000           1999
------------------------------------------------------------------------
Term loan, variable rate equal to the
   lesser of LIBOR plus applicable margin
   or prime rate plus applicable margin
   payable in quarterly installments, with
   a final payment of $5,250 in 2004           $80,000        $90,000
Other                                               66            113
------------------------------------------------------------------------
                                                80,066         90,113
Less current maturities                         17,038         10,038
------------------------------------------------------------------------
                                               $63,028        $80,075
------------------------------------------------------------------------

The Company had guaranteed a bank term loan for the Engineered Support Systems, Inc. Employee Stock Ownership Plan (ESOP). As loan payments were made, shares, which had been purchased with proceeds from the loan, were released and allocated to participant accounts. The bank held the unallocated shares as collateral for the loan. The October 31, 2000 loan balance of $431 was paid off in December 2000.

Average borrowings under the revolving credit facility totaled $23.5 million for the year ended October 31, 2000. Borrowings under the revolving credit facility, the bank term loan and the ESOP loan are secured by substantially all assets of the Company and its subsidiaries and are guaranteed by the Company.

Annual principal payments of long-term debt are as follows:

------------------------------------------------------------------------
Year Ended October 31
------------------------------------------------------------------------
2001                                                          $17,038
2002                                                           21,028
2003                                                           21,000
2004                                                           21,000
------------------------------------------------------------------------
                                                              $80,066
------------------------------------------------------------------------

Interest paid was $9,865, $2,013 and $1,828 in 2000, 1999 and 1998, respectively.

NOTE F: INCOME TAXES
The income tax provision is comprised of the following:

------------------------------------------------------------------------
Year Ended October 31                 2000          1999         1998
------------------------------------------------------------------------
CURRENT:
   Federal                          $5,321        $5,284       $2,526
   State                               853           744          365
------------------------------------------------------------------------
                                     6,174         6,028        2,891
------------------------------------------------------------------------

DEFERRED:
   Federal                           2,206          (997)         874
   State                               315          (160)          93
------------------------------------------------------------------------
                                     2,521        (1,157)         967
------------------------------------------------------------------------
                                    $8,695        $4,871       $3,858
------------------------------------------------------------------------

The deferred income tax provision (benefit) results from the following temporary differences:

------------------------------------------------------------------------
Year Ended October 31                 2000          1999         1998
------------------------------------------------------------------------
Uncompleted contracts               $  732       $(1,988)       $ 813
Depreciation                           632           106         (328)
Goodwill amortization                  746           337          143
Contributions to employee
   benefit plans                       475           109          222
Other, net                             (64)          279          117
------------------------------------------------------------------------
                                    $2,521       $(1,157)       $ 967
------------------------------------------------------------------------

Deferred tax liabilities (assets) are comprised of the following:

------------------------------------------------------------------------
Year Ended October 31                               2000         1999
------------------------------------------------------------------------
Depreciation                                     $ 3,326      $ 2,538
Contract revenue                                    (885)      (1,523)
Employee benefits                                 (4,826)      (4,993)
Goodwill                                           1,226          480
Asset reserves                                    (1,030)        (150)
Stock options                                     (2,873)           -
Net operating loss and tax
   credit carryforwards                             (109)        (112)
Other                                                672         (142)
------------------------------------------------------------------------
                                                 $(4,499)     $(3,902)
------------------------------------------------------------------------


                                                 2000 Annual Report   29

Deferred tax liabilities (assets) are presented on the Consolidated Balance Sheets as follows:

------------------------------------------------------------------------
Year Ended October 31                               2000         1999
------------------------------------------------------------------------
Current assets                                   $(6,360)     $(3,516)
Non-current assets                                     -         (386)
Non-current liabilities                            1,861            -
------------------------------------------------------------------------
                                                 $(4,499)     $(3,902)
------------------------------------------------------------------------

A reconciliation between the income tax provision and the annual amount computed by applying the statutory federal income tax rate to income before income taxes is as follows:

------------------------------------------------------------------------
Year Ended October 31                 2000          1999         1998
------------------------------------------------------------------------
Income tax provision at
   statutory federal rate           $7,607        $4,163       $3,280
State income taxes and
   other, net                        1,088           708          578
------------------------------------------------------------------------
                                    $8,695        $4,871       $3,858
------------------------------------------------------------------------

Income taxes paid were $9,110, $3,929 and $3,081 in 2000, 1999 and 1998, respectively.

NOTE G: SHAREHOLDERS' EQUITY
On April 23, 1999, the Company sold, pursuant to an underwritten public offering, 2.0 million shares of its common stock resulting in net proceeds of $25.6 million. A portion of the proceeds was used to repay borrowings under the Company's line-of-credit with the remainder used to repay a portion of the Company's long-term debt.

The Company has established plans whereby options may be granted to employees and directors of the Company to purchase shares of the Company's common stock. Options granted are at an option price equal to the market value on the date the option is granted. Subject to continuation of employment, all options must be exercised within five years from the date of grant and are exercisable at any time during this period. As of October 31, 2000, shares of unissued common stock were authorized and reserved for outstanding options, which had a weighted average remaining contractual life of 3.7 years at that date.

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for the stock option plans. Accordingly, no compensation expense has been recognized for stock option awards. Had compensation expense for the Company's stock option awards been determined based upon their grant date fair value consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), the Company's net income would have been reduced by $1,940, or $.27 per average diluted common share outstanding, in 2000 and $964, or $.16 per average diluted common share outstanding, in 1999. The fair value of options at the grant date was estimated using the Black-Scholes model with the following weighted average assumptions for 2000 and 1999, respectively: an expected life of
3.0 years and 3.4 years, volatility of 47% and 48%, a dividend yield of 0.29% and 0.47%, and a risk-free interest rate of 6.55% and 5.60%.

The weighted average fair value of options granted in 2000 and 1999 was $4.13 and $4.69, respectively. Transactions involving the stock option plans are as follows:

------------------------------------------------------------------------
                                    Shares            Price per share
------------------------------------------------------------------------
Outstanding at October 31, 1998        459           $ 2.37 to $15.00
Options granted                        343           $11.75 to $16.75
Options exercised                      (13)          $ 2.37 to $ 8.25
------------------------------------------------------------------------
Outstanding at October 31, 1999        789           $ 2.83 to $16.75
Options granted                        784           $10.81 to $12.00
Options exercised                     (794)          $ 2.83 to $10.94
------------------------------------------------------------------------
Outstanding at October 31, 2000        779           $ 4.08 to $16.75
------------------------------------------------------------------------

The following table summarizes information for stock options outstanding at October 31, 2000:

------------------------------------------------------------------------
                                                Weighted     Weighted
                                                 Average      Average
                                   Options     Remaining     Exercise
Range of Exercise Prices       Outstanding          Life        Price
------------------------------------------------------------------------
$4.08  to $ 8.25                        84    0.81 years       $ 5.88
$10.46 to $10.81                       346    4.35 years       $10.79
$10.94 to $11.75                       270    3.88 years       $11.39
$12.00 to $16.75                        79    3.17 years       $14.11


30   2000 Annual Report

NOTE H: PENSION AND OTHER POSTRETIREMENT BENEFITS
Effective September 30, 1999, the Company acquired SEI and assumed the pension and other postretirement benefit plans related to SEI's employees and non-employee participants. Substantially all employees of SEI are covered by defined benefit or defined contribution pension plans. In addition, certain retirees of SEI are eligible for postretirement health and life insurance benefits. As a result, a net pension liability of $4,860 was assumed as of the acquisition date, representing a $68,822 benefit obligation net of $63,962 in the fair value of related plan assets. The Company also assumed an unfunded postretirement benefit liability of $9,077 as of the acquisition date. To qualify for postretirement health and life insurance benefits, an SEI employee must retire at age 55 or later and the employee's age plus service must equal or exceed 75. Retiree contributions are defined as a percentage of medical premiums. Consequently, retiree contributions increase with increases in the medical premiums. The life insurance plans are noncontributory and provide coverage of a flat dollar amount for qualifying retired SEI employees.

All full-time employees of Engineered Air who are covered by a collective bargaining agreement are also covered by a defined benefit plan. These SEI and Engineered Air benefits are provided under defined benefit pay-related and flat-dollar plans, which are primarily non-contributory. Annual Company contributions to retirement plans equal or exceed the minimum funding requirements of the Employee Retirement Income Security Act or other applicable regulations.

The components of pension benefit costs are presented below for 2000, 1999 and 1998. Because the Company had no other postretirement benefits prior to the acquisition of SEI, the components of other postretirement benefit costs are presented below for 2000 and 1999 only.

------------------------------------------------------------------------
                                      2000          1999         1998
------------------------------------------------------------------------
PENSION BENEFITS
Service cost                       $ 2,273         $ 430        $ 131
Interest cost                        5,798           790          335
Expected return on
   plan assets                     $(7,116)         (999)        (425)
Amortization of prior
   service cost                         46            51           39
Amortization of
   transitional obligation               -             -            8
Recognized
   actuarial loss                       48            18            -
------------------------------------------------------------------------
Net pension costs                  $ 1,049         $ 290        $  88
------------------------------------------------------------------------

OTHER POSTRETIREMENT BENEFITS
Service cost                       $   165         $   9            -
Interest cost                          638            59            -
Actuarial loss (gain)                   (7)            -            -
------------------------------------------------------------------------
Net other benefit costs            $   796         $ 150            -
------------------------------------------------------------------------

A reconciliation of the changes in the plans' benefit obligations and fair value of assets over the two-year period ending October 31, 2000, and a statement of the funded status at October 31, 2000 and 1999 follows.

------------------------------------------------------------------------
                                                    2000         1999
------------------------------------------------------------------------
PENSION BENEFITS

RECONCILIATION OF BENEFIT OBLIGATION:
Benefit obligation at beginning of year          $76,885      $ 5,199
Service cost                                       2,273          430
Interest cost                                      5,798          790
Plan amendments                                      616          195
Actuarial loss (gain)                             (2,278)       1,951
Acquisition of SEI                                     -       68,822
Benefit payments                                  (3,229)        (502)
------------------------------------------------------------------------
Benefit obligation at October 31                 $80,065      $76,885
------------------------------------------------------------------------

RECONCILIATION OF FAIR VALUE OF PLAN ASSETS:
Fair value of plan assets at beginning of year   $71,755      $ 5,366
Actual return on plan assets                       6,677        2,376
Employer contributions                             2,137          553
Acquisition of SEI                                     -       63,962
Benefit payments                                  (3,229)        (502)
Other                                                 39
------------------------------------------------------------------------
Fair value of plan assets at October 31          $77,379      $71,755
------------------------------------------------------------------------

FUNDED STATUS:
Funded status at October 31                      $(2,686)     $(5,130)
Unrecognized prior service cost                      948          378
Unrecognized actuarial loss (gain)                  (577)       1,349
------------------------------------------------------------------------
Accrued benefit cost                             $(2,315)     $(3,403)
------------------------------------------------------------------------

OTHER POSTRETIREMENT BENEFITS

RECONCILIATION OF BENEFIT OBLIGATION:
Benefit obligation at beginning of year          $ 9,187      $     -
Service cost                                         165           91
Interest cost                                        638           59
Actuarial loss (gain)                               (499)         110
Acquisition of SEI                                     -        9,077
Benefit payments                                  (1,159)        (150)
------------------------------------------------------------------------
Benefit obligation at October 31                 $ 8,332      $ 9,187
------------------------------------------------------------------------

RECONCILIATION OF FAIR VALUE OF PLAN ASSETS:
Fair value of plan assets at beginning of year   $     -      $     -
Employer contributions                             1,159          150
Benefit payments                                  (1,159)        (150)
------------------------------------------------------------------------
Fair value of plan assets at October 31          $     -      $     -
------------------------------------------------------------------------

FUNDED STATUS:
Funded status at October 31                      $(8,332)     $(9,187)
Unrecognized actuarial loss (gain)                  (382)         110
------------------------------------------------------------------------
Accrued benefit cost                             $(8,714)     $(9,077)
------------------------------------------------------------------------


                                                 2000 Annual Report   31

The amounts recognized in the Company's Consolidated Balance Sheets as of October 31 were as follows:

------------------------------------------------------------------------
                                                   2000         1999
------------------------------------------------------------------------
PENSION BENEFITS
Prepaid benefit cost                            $ 4,091      $ 4,885
Accrued benefit liability                        (6,406)      (8,288)
------------------------------------------------------------------------
Net amount recognized                           $(2,315)     $(3,403)
------------------------------------------------------------------------
OTHER POSTRETIREMENT BENEFITS
Accrued benefit liability                       $(8,714)     $(9,077)
------------------------------------------------------------------------
Net amount recognized                           $(8,714)     $(9,077)
------------------------------------------------------------------------

Assumptions used in accounting for the defined benefit plans in 2000, 1999 and 1998 were a discount rate of 7.75%, 7.75% and 6.75%, respectively, and an expected long-term rate of return on assets of 10.0%, 10.0% and 9.0% respectively.

Assumptions used in accounting for other postretirement benefits in 2000 and 1999 were a discount rate of 7.75% and a healthcare cost trend of 6.0% and 6.5% in 2000 and 1999, respectively, gradually grading down to an ultimate rate of 5.5% by 2002. A 1% increase in the healthcare cost trend rate for each year would increase the October 31, 2000 net benefit obligation by approximately $200, while a 1% decrease in the healthcare cost trend rate for each year would decrease the October 31, 2000 net benefit obligation by approximately $230.

The Company has an Employee Stock Ownership Plan (ESOP) covering all salaried employees of Engineered Air, and all employees of ESP, Marlo Coil (effective July 1, 1998), Keco (effective January 1, 1999) and Fermont (effective April 1, 1999). The ESOP provides for a matching contribution by the Company of no less than 25% of each employee's contributions up to a maximum of 6% of the employee's earnings. The Company also makes discretionary annual contributions in an amount no less than the amount sufficient to pay the monthly installments of the ESOP bank loan. All employee and employer contributions to the ESOP are 100% vested. The Company has recorded expenses based on contributions to the ESOP for the years ended October 31, 2000, 1999 and 1998 of $1,459, $1,129 and $481, respectively. Interest payments on the ESOP bank loan were $44, $49 and $62 in 2000, 1999 and 1998, respectively. The Company accounts for ESOP shares under the cash payment method. All ESOP shares are considered outstanding for purposes of computing earnings per share.

Prior to July 1, 1998, the Marlo Coil Employee Retirement Plan (Marlo
Plan) covered all full-time employees of Marlo Coil. The Marlo Plan provided for a matching contribution by the Company of 50% of each employee's contributions up to a maximum of 4% of the employee's earnings. The Company also made discretionary contributions to the Marlo Plan. The Company recorded expenses based on contributions to the Marlo Plan for the year ended October 31, 1998 of $86. The Marlo Plan was terminated effective June 30, 1998 and all assets were transferred to the ESOP.

Prior to January 1, 1999, all full-time employees of Keco were covered by the Keco Industries 401(k) Profit Sharing Plan (Keco Plan). The Keco Plan provided for a matching contribution by the Company of 100% of each employee's contributions up to a maximum of 3% of the employee's earnings. The Company also made additional contributions in an amount equal to 2% of the employee's earnings to the Keco Plan. The Company recorded expenses based on contributions to the Keco Plan for the year ended October 31, 1998 of $128. The Keco Plan was terminated effective February 28, 1999 and all assets were transferred to the ESOP.

NOTE I: SEGMENT INFORMATION
The Company operates in four segments: Light Military Support Equipment, Heavy Military Support Equipment, Electronics and Automation Systems and Plastic Products. The Light Military Support Equipment segment engineers and manufactures a broad range of military support equipment primarily for the U.S. Department of Defense (DoD), as well as related heat transfer and air handling equipment for domestic commercial and industrial users. Segment products include environmental control systems, generator sets, chemical and biological protection systems, petroleum


32   2000 Annual Report
and water systems, and other multipurpose military support equipment. The Heavy Military Support Equipment segment engineers and manufactures load management and transport systems primarily for the DoD. Segment products include aircraft load management equipment, tank transport systems and bridging systems. The Electronics and Automation Systems segment engineers and manufactures airborne radar systems, reconnaissance, surveillance and target acquisition systems and avionics test equipment primarily for the DoD. The segment also engineers and manufactures material handling equipment primarily for the U.S. Postal Service and for the pharmaceutical industry throughout the United States. The Plastic Products segment manufactures a broad range of injection-molded resin products, as well as a proprietary line of plastic faucets, primarily for commercial customers in the south-central United States. Prior to the acquisition of SEI in 1999, the Company did not operate in the Heavy Military Support Equipment or Electronics and Automation Systems segments.

Management utilizes more than one measurement and multiple views of data to measure segment performance and to allocate resources to the segments. However, the dominant measurements are consistent with the Company's consolidated financial statements and, accordingly, are reported on the same basis herein. Management evaluates the performance of its segments and allocates resources to them primarily based on income from operations, along with cash flows and overall economic returns. The Company's export net revenues and intersegment net revenues are not significant. All corporate expenses and assets have been allocated to the segments. In 2000 and 1999, approximately 82% and 68% of consolidated net revenues were from the U.S. government. Approximately 55% of 1998 consolidated net revenues were from two customers - 45% from the U.S. government and 10% from another customer.

Information by business segment is summarized as follows:

------------------------------------------------------------------------
Year Ended October 31                 2000          1999         1998
------------------------------------------------------------------------
NET REVENUES:
Light Military Support
   Equipment                      $160,277      $128,341      $69,913
Heavy Military
   Support Equipment               114,742        13,061            -
Electronics and
   Automation Systems               60,323         5,124            -
Plastic Products                    26,147        18,730       27,060
------------------------------------------------------------------------
                                  $361,489      $165,256      $96,973
------------------------------------------------------------------------

INCOME FROM OPERATIONS:
Light Military Support
   Equipment                      $ 16,614      $ 12,617      $ 7,051
Heavy Military
   Support Equipment                 7,226         1,222            -
Electronics and
   Automation Systems                6,330           241            -
Plastic Products                       548           576        3,191
------------------------------------------------------------------------
                                  $ 30,718      $ 14,656      $10,242
------------------------------------------------------------------------

IDENTIFIABLE ASSETS:
Light Military Support
   Equipment                      $ 89,575      $ 91,573      $76,871
Heavy Military
   Support Equipment                74,496        77,313            -
Electronics and
   Automation Systems               53,301        55,455            -
Plastic Products                    20,980        15,055       15,289
------------------------------------------------------------------------
                                  $238,352      $239,396      $92,160
------------------------------------------------------------------------

DEPRECIATION AND AMORTIZATION:
Light Military
   Support Equipment              $  3,077      $  2,913      $ 1,906
Heavy Military
   Support Equipment                 3,971           369            -
Electronics and
   Automation Systems                2,281           164            -
Plastic Products                     1,106           879          907
------------------------------------------------------------------------
                                  $ 10,435      $  4,325      $ 2,813
------------------------------------------------------------------------

CAPITAL EXPENDITURES:
Light Military
   Support Equipment              $  1,578      $  1,381      $   332
Heavy Military
   Support Equipment                 1,180             5            -
Electronics and
   Automation Systems                  815            34            -
Plastic Products                       280           173          999
------------------------------------------------------------------------
                                  $  3,853      $  1,593      $ 1,331
------------------------------------------------------------------------

                                   Engineered Support Systems, Inc.   33

NOTE J: CONTINGENCIES
As a government contractor, the Company is continually subject to audit by various agencies of the U.S. government to determine compliance with various procurement laws and regulations. As a result of such audits and as part of normal business operations of the Company, various claims and charges are asserted against the Company. It is not possible at this time to predict the outcome of all such actions. However, management is of the opinion that it has good defenses against such actions and believes that none of these matters will have a material effect on the consolidated financial position or the results of operations of the Company.

NOTE K: STOCK SPLIT
On June 26, 1998, the Company effected a three-for-two stock split in the form of a 50% stock dividend. All per share amounts, as well as all share amounts related to the Company's stock option plans, in this report have been restated to reflect this stock split.




34   Engineered Support Systems, Inc.

REPORT OF INDEPENDENT ACCOUNTANTS
------------------------------------------------------------------------

To the Board of Directors and Shareholders of Engineered Support
Systems, Inc.

In our opinion, the accompanying consolidated balance sheets and related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Engineered Support Systems, Inc. and its subsidiaries at October 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
St. Louis, Missouri
December 7, 2000



REPORT OF MANAGEMENT RESPONSIBILITIES
------------------------------------------------------------------------

The Company's management is responsible for the fair presentation and consistency of all financial data included in the Annual Report. Where necessary, the data reflects management estimates. The Company's Audit Committee consists of four non-employee directors. This Committee meets with financial officers and PricewaterhouseCoopers LLP meets with the Audit Committee, with and without management present, to discuss their examinations, the adequacy of internal controls and the quality of financial reporting.



                                                 2000 Annual Report   35

SUPPLEMENTAL INFORMATION
------------------------------------------------------------------------

The table below presents unaudited quarterly financial information in thousands, except for per share amounts, for the years ended October 31, 2000 and 1999:

Quarter Ended                            January 31               April 30                July 31                October 31
--------------------------------------------------------------------------------------------------------------------------------
                                      2000        1999        2000        1999        2000        1999        2000        1999
--------------------------------------------------------------------------------------------------------------------------------
Net revenues                       $86,526     $28,237     $86,016     $40,697     $93,291     $37,900     $95,656     $58,422

Gross profit                        16,059       6,581      16,074       7,711      17,534       7,265      19,787      10,322

Net income                           2,574       1,388       2,570       1,792       3,764       1,867       4,132       2,262

Basic earnings per share           $   .37     $   .29     $   .37     $   .35     $   .54     $   .27     $   .58     $   .33
Diluted earnings per share         $   .36     $   .28     $   .36     $   .34     $   .52     $   .27     $   .55     $   .32

Earnings per share calculations for each of the quarters are based on the average basic and diluted common shares outstanding for each period and, therefore, the sum of the quarters may not necessarily be equal to the full year basic and diluted earnings per share amounts.

DIVIDENDS
The Company pays a semi-annual dividend. The most recently declared dividend was in the amount of $.018 per share payable January 31, 2001 to shareholders of record on December 29, 2000.

---------------------------------------------------------------------------------------------------------------
MARKET DATA                                                               2000                    1999
---------------------------------------------------------------------------------------------------------------
The Company's common stock                                          High         Low        High         Low
trades on the NASDAQ Stock             ------------------------------------------------------------------------
Market under the symbol EASI.          QUARTER ENDED:
As of December 31, 2000, the           January 31                 $15.50      $10.50      $17.63      $14.25
approximate number of common           April 30                    14.75       10.63       17.50       12.88
shareholders was 3,100. The            July 31                     15.13       10.81       14.25       11.25
following table sets forth the         October 31                  21.69       14.00       14.25       11.31
high and low stock prices for
each quarter as provided by the
NASDAQ Stock Market.

CORPORATE INFORMATION
Transfer Agent and Registrar
Mellon Investor Services, LLC
One Memorial Drive
Suite 900
St. Louis, MO 63102

Independent Accountants
PricewaterhouseCoopers LLP
800 Market Street
St. Louis, MO 63101

Legal Counsel
David Douglass Mattern
201 Evans Lane
St. Louis, MO 63121-1126

Annual Meeting
March 6, 2001, 10:00 AM
Engineered Support Systems, Inc.
201 Evans Lane
St. Louis, MO 63121-1126

Form 10-K
A copy of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission is available upon written request to:
Investor Relations
Engineered Support Systems, Inc.
201 Evans Lane
St. Louis, MO 63121-1126

Corporate Website www.engineeredsupport.com
                  -------------------------


36   Engineered Support Systems, Inc.

Directors and Officers
------------------------------------------------------------------------

DIRECTORS

[PHOTO]  MICHAEL F. SHANAHAN, SR.
         Chairman and
         Chief Executive Officer
         Engineered Support Systems, Inc.

[PHOTO]  GERALD A. POTTHOFF
         President and Chief
         Operating Officer
         Engineered Support Systems, Inc.

[PHOTO]  GARY C. GERHARDT
         Vice Chairman - Administration
         and Chief Financial Officer
         Engineered Support Systems, Inc.

[PHOTO]  WILLIAM H. T. BUSH
         Chairman
         Bush-O'Donnell & Co., Inc.

[PHOTO]  GENERAL MICHAEL P. C. CARNS
         United States Air Force, Retired

[PHOTO]  MG GEORGE E. FRIEL
         United States Army, Retired

[PHOTO]  THOMAS J. GUILFOIL
         Partner
         Guilfoil, Petzall & Shoemake

[PHOTO]  S. LEE KLING
         Chairman
         Kling Rechter & Company

[PHOTO]  LTG KENNETH E. LEWI
         United States Army, Retired

[PHOTO]  GENERAL CROSBIE E. SAINT
         United States Army, Retired

[PHOTO]  MICHAEL F. SHANAHAN, JR.
         Executive Vice President
         Lockton Companies

[PHOTO]  EARL W. WIMS
         Chairman
         Marketing Horizons, Inc.


OFFICERS

MICHAEL F. SHANAHAN, SR.
Chairman and Chief
Executive Officer

GERALD A. POTTHOFF
President and Chief
Operating Officer

GARY C. GERHARDT
Vice Chairman - Administration
and Chief Financial Officer

RONALD W. DAVIS
Vice President -
Planning & Development

LARRY K. BREWER
Senior Vice President -
Business Development

DAN D. JURA
Vice President - Sales

ALLAN K. KASTE
Vice President -
Human Resources

ROBERT L. KLAUTZER
Vice President -
Management Information Systems

STEVEN J. LANDMANN
Vice President - Controller

DAVID D. MATTERN
Secretary and General Counsel

KENNETH SCHEID
Vice President -
Quality Assurance

JOHN R. WOOTTON
Vice President - Technology

JOHN E. CAPELESS
President
Engineered Specialty Plastics, Inc.

THOMAS G. CORNWELL
President
Engineered Air Systems, Inc.

GERALD A. NICHOLSON
President
Engineered Coil Company
d/b/a Marlo Coil

DANIEL A. RODRIGUES
President
Systems & Electronics Inc.

THOMAS C. SANTORO
President
Engineered Electric Company d/b/a Fermont

MARVIN L. SMITH
President
Keco Industries, Inc.

                    ESSI   Engineered Support Systems, Inc.
                   [LOGO]  201 Evans Lane, St. Louis, MO 63121-1126
                   -----------------------------------------------------










                       THE ESSI FAMILY OF COMPANIES
---------------------------------------------------

[LOGO]  Engineered Air Systems, Inc.
        St. Louis, MO


[LOGO]  Engineered Electric/Fermont
        Bridgeport, CT


[LOGO]  Keco Industries, Inc.
        Florence, KY; Blue Ash, OH


[LOGO]  Engineered Coil/Marlo Coil
        High Ridge, MO


[LOGO]  Systems & Electronics Inc.
        St. Louis, MO; West Plains, MO; Sanford, FL


[LOGO]  Engineered Specialty Plastics, Inc.
        Hot Springs, AR; Bossier City, LA