Form 10-K, Exhibit 13
period 2001-10-31
ENGINEERED SUPPORT SYSTEMS INC
filed 2002-01-28
CIK 772891

     ENGINEERED SUPPORT SYSTEMS, INC.
     2000 ANNUAL REPORT TO SHAREHOLDERS
- ---------------------------------------


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
INCOME AND EARNINGS PER
SHARE THAT ONCE AGAIN
REACHED RECORD LEVELS.


YEAR ENDED OCTOBER 31                                               2000              1999
- ------------------------------------------------------------------------------------------

RESULTS OF OPERATIONS
(in thousands, except per share amounts)

Net revenues                                                    $361,489          $165,256
Gross profit                                                      69,454            31,879
EBITDA (Earnings before interest,
   taxes, depreciation and amortization)                          41,149            19,105
Income from operations                                            30,718            14,656
Net income                                                        13,040             7,309
Diluted earnings per share                                      $   1.79          $   1.20
Diluted shares outstanding                                         7,265             6,082
- ------------------------------------------------------------------------------------------

FINANCIAL POSITION
Total assets                                                    $238,352          $239,396
Long-term debt and ESOP loan                                      63,459            80,653
Shareholders' equity                                              78,500            63,422
- ------------------------------------------------------------------------------------------

Funded defense backlog                                          $286,850          $277,156
Unfunded defense backlog                                         596,601           850,479


CONTENTS

Financial Highlights                               INSIDE FRONT COVER

Message to Shareholders                                             2

Military's New Direction                                            5

Our Defense Products                                                6

E-commerce                                                         14

Commercial and Industrial Products                                 16

Financial Information                                              17

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


YEAR ENDED OCTOBER 31                                1998              1997              1996
- ---------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS
(in thousands, except per share amounts)

Net revenues                                     $ 96,973          $ 88,571          $ 81,507
Gross profit                                       22,630            14,755            12,414
EBITDA (Earnings before interest,
   taxes, depreciation and amortization)           13,934             9,566             7,806
Income from operations                             10,242             7,668             5,936
Net income                                          5,789             4,639             3,314
Diluted earnings per share                       $   1.16          $    .94          $    .68
Diluted shares outstanding                          4,991             4,955             4,880
- ---------------------------------------------------------------------------------------------

FINANCIAL POSITION
Total assets                                     $ 92,160          $ 37,084          $ 34,092
Long-term debt and ESOP loan                       37,505             2,068             2,959
Shareholders' equity                               30,166            23,726            19,251
- ---------------------------------------------------------------------------------------------

Funded defense backlog                           $ 80,801          $ 44,144          $ 90,722
Unfunded defense backlog                          319,575           155,039           153,795


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

In 2000, the greater size and scope of our company allowed us to expand our Board of Directors to include exceptionally well-qualified individuals from a variety of different disciplines outside the organization. New Board members include: S. Lee Kling, chairman of Kling


- --------------------------------------------------------------------------
WE MADE EXCELLENT PROGRESS IN CREATING SYNERGIES ACROSS THE CORPORATION
THAT IMPROVE PROCESSES, EFFICIENCY AND, MOST IMPORTANTLY, PROFITABILITY.


2   Engineered Support Systems, Inc.

FOR THE SECOND YEAR IN A ROW, FORBES MAGAZINE NAMES ENGINEERED SUPPORT
TO ITS LIST OF "AMERICA'S 200 BEST SMALL COMPANIES."
- ---------------------------------------------------------------------------


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

U.S. DEFENSE STRATEGY AND MILITARY PROCUREMENT POLICY
ARE CHANGING. BY THE NATURE OF OUR PRODUCTS AND
OPERATIONS, WE ARE ALREADY POSITIONED TO CAPITALIZE
ON THESE TRENDS AND REMAIN A LEADER IN OUR MARKET.
- ----------------------------------------------------------------------------


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


MILITARY'S NEW DIRECTION LEADS TO OUR CAPABILITIES
- --------------------------------------------------

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


OUR DEFENSE PRODUCTS
- -----------------------------------------------------------------------------
AT THE LEADING EDGE OF THE NEW MILITARY MARKETPLACE

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

SUCCESSFUL RAPID DEPLOYMENT COMBINES SPEED WITH STAYING POWER. THE
MILITARY MUST MOVE TROOPS AND EQUIPMENT QUICKLY, AND IT MUST BUILD AN ENVIRONMENT TO SUSTAIN THE OPERATION.
- -----------------------------------------------------------------------------

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

ENTRY INTO E-COMMERCE
- -----------------------------------------------------------------------------
NEW SOLUTIONS FOR MILITARY BUYERS - PRODUCT LIFECYCLE SUPPORT


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

COMMERCIAL AND INDUSTRIAL PRODUCTS
- -----------------------------------------------------------------------------
SOLUTIONS FOR INDUSTRY

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

- ---------------------------------------
COMMERCIAL AND INDUSTRIAL
REVENUES INCREASED BY 54 PERCENT
TO $53.5 MILLION IN 2000, AND
ADDITIONAL GROWTH IS EXPECTED.


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


16   Engineered Support Systems, Inc.

C O N T E N T S




   Management's Discussion and Analysis of
   Financial Condition and Results of Operations            18
- ------------------------------------------------------------------------
   Consolidated Balance Sheets                              23
- ------------------------------------------------------------------------
   Consolidated Statements of Income                        24
- ------------------------------------------------------------------------
   Consolidated Statements of Shareholders' Equity          24
- ------------------------------------------------------------------------
   Consolidated Statements of Cash Flows                    25
- ------------------------------------------------------------------------
   Notes to Consolidated Financial Statements               26
- ------------------------------------------------------------------------
   Report of Independent Accountants                        35
- ------------------------------------------------------------------------
   Report of Management Responsibilities                    35
- ------------------------------------------------------------------------
   Supplemental Information                                 36
- ------------------------------------------------------------------------
   Directors and Officers                    INSIDE BACK COVER




                                                 2000 Annual Report   17

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
- ------------------------------------------------------------------------

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

- ------------------------------------------------------------------------
Year Ended October 31                      2000        1999        1998
- ------------------------------------------------------------------------
RESULTS OF OPERATIONS
Net revenues                              100.0%      100.0%      100.0%
Cost of revenues                           80.8        80.7        76.7
- ------------------------------------------------------------------------
Gross profit                               19.2        19.3        23.3
Selling, general and
   administrative expense                  10.7        10.4        12.8
- ------------------------------------------------------------------------
Income from operations                      8.5         8.9        10.5
Interest expense, net                      (2.5)       (1.6)       (1.5)
Gain on sale of assets                      0.0         0.1         0.9
- ------------------------------------------------------------------------
Income before income taxes                  6.0         7.4         9.9
Income tax provision                        2.4         3.0         3.9
- ------------------------------------------------------------------------
Net income                                  3.6%        4.4%        6.0%
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



18   Engineered Support Systems, Inc.

The following table sets forth net revenues for the years ended October 31, 2000, 1999 and 1998 for each segment:

- --------------------------------------------------------------------------------------------
Year Ended October 31                      2000                   1999                 1998
- --------------------------------------------------------------------------------------------
($ IN MILLIONS)
LIGHT MILITARY SUPPORT EQUIPMENT:
   Environmental control
      systems                 $ 75.3       20.8%     $ 77.1       46.6%    $43.4       44.8%
   Generator sets and
      related items             51.5       14.2        30.2       18.3         -
   Chemical and biological
      protection systems         8.2        2.3         6.3        3.8       4.8        5.0
   Petroleum and water
      systems                    6.4        1.8         4.9        3.0       4.5        4.6
   General support              18.9        5.2         9.9        6.0      17.2       17.7
- --------------------------------------------------------------------------------------------
                               160.3       44.3       128.4       77.7      69.9       72.1
HEAVY MILITARY SUPPORT
      EQUIPMENT                114.7       31.7        13.1        7.9         -
ELECTRONICS AND
      AUTOMATION SYSTEMS        60.3       16.7         5.1        3.1         -
PLASTIC PRODUCTS                26.2        7.3        18.7       11.3      27.1       27.9
- --------------------------------------------------------------------------------------------
   Total                      $361.5      100.0%     $165.3      100.0%    $97.0      100.0%
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


22   Engineered Support Systems, Inc.

CONSOLIDATED BALANCE SHEETS
- --------------------------------------------------------------------------------------------
In thousands, except per share amounts
- --------------------------------------------------------------------------------------------
October 31                                                            2000           1999
- --------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                         $    719       $    310
Accounts receivable, net                                            33,964         23,594
Contracts in process and inventories, net                           57,465         68,351
Refundable income taxes                                              2,425              -
Deferred income taxes                                                6,360          3,516
Due from related party (Note B)                                          -          4,224
Prepaid expenses and other assets                                    1,942            555
- --------------------------------------------------------------------------------------------
Total Current Assets                                               102,875        100,550

PROPERTY, PLANT AND EQUIPMENT
Land                                                                 4,885          4,885
Buildings and improvements                                          35,891         34,258
Machinery and equipment                                             35,242         34,722
Furniture and fixtures                                               3,297          2,817
- --------------------------------------------------------------------------------------------
                                                                    79,315         76,682
Less accumulated depreciation                                       22,432         16,668
- --------------------------------------------------------------------------------------------
                                                                    56,883         60,014
Goodwill, less accumulated amortization of $5,649 and $2,320        74,577         74,354
Deferred income taxes                                                    -            386
Other assets                                                         4,017          4,092
- --------------------------------------------------------------------------------------------
TOTAL ASSETS                                                      $238,352       $239,396
============================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Notes payable                                                     $ 16,300       $ 23,900
Current maturities of long-term debt                                17,038         10,038
Accounts payable                                                    26,826         27,876
Income taxes payable                                                     -          1,065
Accrued employee compensation                                       14,457         14,111
Other liabilities                                                   11,197          9,254
- --------------------------------------------------------------------------------------------
Total Current Liabilities                                           85,818         86,244
Long-term debt                                                      63,028         80,075
Deferred income taxes                                                1,861              -
ESOP guaranteed bank loan                                              431            578
Other liabilities                                                    8,714          9,077
Commitments and contingencies (Note J)

SHAREHOLDERS' EQUITY
Common stock, par value $.01 per share; 10,000 shares
   authorized; 8,298 and 7,504 shares issued                            83             75
Additional paid-in capital                                          49,365         37,032
Retained earnings                                                   43,571         30,781
- --------------------------------------------------------------------------------------------
                                                                    93,019         67,888
Less ESOP guaranteed bank loan                                         431            578
Less treasury stock at cost, 1,042 and 615 shares                   14,088          3,888
- --------------------------------------------------------------------------------------------
Total Shareholders' Equity                                          78,500         63,422
- --------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                        $238,352       $239,396
============================================================================================
See Notes to Consolidated Financial Statements.

                                                 2000 Annual Report   23

CONSOLIDATED STATEMENTS OF INCOME
- --------------------------------------------------------------------------------------------
In thousands, except per share amounts
- --------------------------------------------------------------------------------------------
Year Ended October 31                                  2000           1999           1998
- --------------------------------------------------------------------------------------------
Net revenues                                       $361,489       $165,256       $ 96,973
Cost of revenues                                    292,035        133,377         74,343
- --------------------------------------------------------------------------------------------
Gross profit                                         69,454         31,879         22,630
Selling, general and administrative expense          38,736         17,223         12,388
- --------------------------------------------------------------------------------------------
Income from operations                               30,718         14,656         10,242
Interest expense                                     (9,119)        (2,730)        (1,768)
Interest income                                         140            130            294
Gain (loss) on sale of assets                            (4)           124            879
- --------------------------------------------------------------------------------------------
Income before income taxes                           21,735         12,180          9,647
Income tax provision                                  8,695          4,871          3,858
- --------------------------------------------------------------------------------------------
Net income                                         $ 13,040       $  7,309       $  5,789
- --------------------------------------------------------------------------------------------
Earnings per share:
   Basic                                           $   1.86       $   1.23       $   1.21
   Diluted                                         $   1.79       $   1.20       $   1.16
- --------------------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.



CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
- ------------------------------------------------------------------------------------------------------------------------------
In thousands
                                                           Additional                       ESOP
                                                  Common      Paid-in      Retained   Guaranteed      Treasury
                                                   Stock      Capital      Earnings    Bank Loan         Stock        Total
- ------------------------------------------------------------------------------------------------------------------------------
Balance at October 31, 1997                          $38      $ 9,699       $18,026        $(873)     $ (3,164)    $ 23,726
Net income                                                                    5,789                                   5,789
Cash dividends                                                                 (132)                                   (132)
Exercise of stock options                              1        1,263                                                 1,264
Reduction of ESOP guaranteed bank loan                                                       147                        147
Three-for-two stock split                             16          (16)                                                    -
Purchase of treasury stock                                                                                (802)        (802)
Issuance of treasury stock to ESOP                                136                                       38          174
- ------------------------------------------------------------------------------------------------------------------------------
Balance at October 31, 1998                           55       11,082        23,683         (726)       (3,928)      30,166
Net income                                                                    7,309                                   7,309
Cash dividends                                                                 (211)                                   (211)
Issuance of common stock                              20       25,530                                                25,550
Exercise of stock options                                         124                                                   124
Reduction of ESOP guaranteed bank loan                                                       148                        148
Purchase of treasury stock                                                                                 (65)         (65)
Issuance of treasury stock to ESOP                                296                                      105          401
- ------------------------------------------------------------------------------------------------------------------------------
Balance at October 31, 1999                           75       37,032        30,781         (578)       (3,888)      63,422
Net income                                                                   13,040                                  13,040
Cash dividends                                                                 (250)                                   (250)
Exercise of stock options                              8       11,449                                                11,457
Reduction of ESOP guaranteed bank loan                                                       147                        147
Purchase of treasury stock                                                                             (10,576)     (10,576)
Issuance of treasury stock to ESOP                                884                                      376        1,260
- ------------------------------------------------------------------------------------------------------------------------------
Balance at October 31, 2000                          $83      $49,365       $43,571        $(431)     $(14,088)    $ 78,500
- ------------------------------------------------------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.


24   Engineered Support Systems, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
- ---------------------------------------------------------------------------------------------------
In thousands
- ---------------------------------------------------------------------------------------------------
Year Ended October 31                                            2000          1999         1998
- ---------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES
Net income                                                   $ 13,040      $  7,309     $  5,789
Adjustments to reconcile net income
   to net cash provided by (used in) operations:
      Depreciation and amortization                            10,435         4,325        2,813
      Deferred income taxes                                     2,521        (1,157)         967
      Loss (gain) on sale of assets                                 4          (124)        (879)
- ---------------------------------------------------------------------------------------------------
Cash provided before changes in operating
   assets and liabilities, excluding the effects
   of acquisitions                                             26,000        10,353        8,690
Changes in operating assets and liabilities:
      Accounts receivable                                     (10,100)           17       (1,544)
      Contracts in process and inventories                      7,258       (13,223)      (1,169)
      Accounts payable                                         (1,050)        3,061         (699)
      Current income taxes                                     (3,490)        2,037         (796)
      Net changes in other assets and liabilities               2,351        (6,802)         870
- ---------------------------------------------------------------------------------------------------
Net cash provided by (used in) operations                      20,969        (4,557)       5,352
- ---------------------------------------------------------------------------------------------------

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of SEI, net of cash acquired                                       (81,699)
Purchase of Fermont, net of cash acquired                                   (10,092)
Purchase of Bossier City                                                     (3,096)
Purchase of Marlo Coil, net of cash acquired                                             (25,344)
Purchase of Keco Industries, net of cash acquired                                        (24,093)
Purchase of McIntyre Engineering                                                          (1,512)
Additions to property, plant and equipment                     (3,853)       (1,593)      (1,331)
Proceeds from sale of property, plant and equipment               309           147        2,578
- ---------------------------------------------------------------------------------------------------
Net cash used in investing activities                          (3,544)      (96,333)     (49,702)
- ---------------------------------------------------------------------------------------------------

CASH FLOW FROM FINANCING ACTIVITIES
Net borrowings (payments) under line-of-credit agreement       (7,600)       23,900       (1,076)
Proceeds of long-term debt                                                   90,000       45,000
Payments of long-term debt                                    (10,047)      (43,871)      (2,444)
Issuance of common stock                                                     25,550
Exercise of stock options                                      11,457           124        1,264
Purchase of treasury stock                                    (10,576)          (65)        (802)
Cash dividends                                                   (250)         (211)        (132)
- ---------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities           (17,016)       95,427       41,810
- ---------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents              409        (5,463)      (2,540)
Cash and cash equivalents at beginning of year                    310         5,773        8,313
- ---------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                     $    719      $    310     $  5,773
- ---------------------------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.


                                                 2000 Annual Report   25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- ------------------------------------------------------------------------
In thousands, except per share amounts

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

- ------------------------------------------------------------------------
Year Ended October 31                             1999           1998
- ------------------------------------------------------------------------
Net revenues                                  $352,174       $346,523
- ------------------------------------------------------------------------
Net income                                    $ 10,020       $  7,804
- ------------------------------------------------------------------------
Basic earnings per share                      $   1.69       $   1.63
- ------------------------------------------------------------------------
Diluted earnings per share                    $   1.65       $   1.56
- ------------------------------------------------------------------------

NOTE C: ACCOUNTS RECEIVABLE
Accounts receivable includes amounts due from the U.S. government and its agencies of $21,095 and $15,001 at October 31, 2000 and 1999, respectively.

NOTE D: CONTRACTS IN PROCESS AND INVENTORIES
Contracts in process and inventories are comprised of the following:

- ------------------------------------------------------------------------
October 31                                        2000           1999
- ------------------------------------------------------------------------
Raw materials                                  $ 5,644        $ 4,579
Work-in-process                                    324            991
Finished goods                                   2,518          1,358
Inventories substantially applicable
   to government contracts in process,
   reduced by progress payments of
   $51,384 and $63,042                          48,979         61,423
- ------------------------------------------------------------------------
                                               $57,465        $68,351
- ------------------------------------------------------------------------

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


28   Engineered Support Systems, Inc.

Long-term debt consists of:

- ------------------------------------------------------------------------
Year Ended October 31                             2000           1999
- ------------------------------------------------------------------------
Term loan, variable rate equal to the
   lesser of LIBOR plus applicable margin
   or prime rate plus applicable margin
   payable in quarterly installments, with
   a final payment of $5,250 in 2004           $80,000        $90,000
Other                                               66            113
- ------------------------------------------------------------------------
                                                80,066         90,113
Less current maturities                         17,038         10,038
- ------------------------------------------------------------------------
                                               $63,028        $80,075
- ------------------------------------------------------------------------

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

Annual principal payments of long-term debt are as follows:

- ------------------------------------------------------------------------
Year Ended October 31
- ------------------------------------------------------------------------
2001                                                          $17,038
2002                                                           21,028
2003                                                           21,000
2004                                                           21,000
- ------------------------------------------------------------------------
                                                              $80,066
- ------------------------------------------------------------------------

Interest paid was $9,865, $2,013 and $1,828 in 2000, 1999 and 1998, respectively.

NOTE F: INCOME TAXES
The income tax provision is comprised of the following:

- ------------------------------------------------------------------------
Year Ended October 31                 2000          1999         1998
- ------------------------------------------------------------------------
CURRENT:
   Federal                          $5,321        $5,284       $2,526
   State                               853           744          365
- ------------------------------------------------------------------------
                                     6,174         6,028        2,891
- ------------------------------------------------------------------------

DEFERRED:
   Federal                           2,206          (997)         874
   State                               315          (160)          93
- ------------------------------------------------------------------------
                                     2,521        (1,157)         967
- ------------------------------------------------------------------------
                                    $8,695        $4,871       $3,858
- ------------------------------------------------------------------------

The deferred income tax provision (benefit) results from the following temporary differences:

- ------------------------------------------------------------------------
Year Ended October 31                 2000          1999         1998
- ------------------------------------------------------------------------
Uncompleted contracts               $  732       $(1,988)       $ 813
Depreciation                           632           106         (328)
Goodwill amortization                  746           337          143
Contributions to employee
   benefit plans                       475           109          222
Other, net                             (64)          279          117
- ------------------------------------------------------------------------
                                    $2,521       $(1,157)       $ 967
- ------------------------------------------------------------------------

Deferred tax liabilities (assets) are comprised of the following:

- ------------------------------------------------------------------------
Year Ended October 31                               2000         1999
- ------------------------------------------------------------------------
Depreciation                                     $ 3,326      $ 2,538
Contract revenue                                    (885)      (1,523)
Employee benefits                                 (4,826)      (4,993)
Goodwill                                           1,226          480
Asset reserves                                    (1,030)        (150)
Stock options                                     (2,873)           -
Net operating loss and tax
   credit carryforwards                             (109)        (112)
Other                                                672         (142)
- ------------------------------------------------------------------------
                                                 $(4,499)     $(3,902)
- ------------------------------------------------------------------------


                                                 2000 Annual Report   29

Deferred tax liabilities (assets) are presented on the Consolidated Balance Sheets as follows:

- ------------------------------------------------------------------------
Year Ended October 31                               2000         1999
- ------------------------------------------------------------------------
Current assets                                   $(6,360)     $(3,516)
Non-current assets                                     -         (386)
Non-current liabilities                            1,861            -
- ------------------------------------------------------------------------
                                                 $(4,499)     $(3,902)
- ------------------------------------------------------------------------

A reconciliation between the income tax provision and the annual amount computed by applying the statutory federal income tax rate to income before income taxes is as follows:

- ------------------------------------------------------------------------
Year Ended October 31                 2000          1999         1998
- ------------------------------------------------------------------------
Income tax provision at
   statutory federal rate           $7,607        $4,163       $3,280
State income taxes and
   other, net                        1,088           708          578
- ------------------------------------------------------------------------
                                    $8,695        $4,871       $3,858
- ------------------------------------------------------------------------

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

The weighted average fair value of options granted in 2000 and 1999 was $4.13 and $4.69, respectively. Transactions involving the stock option plans are as follows:

- ------------------------------------------------------------------------
                                    Shares            Price per share
- ------------------------------------------------------------------------
Outstanding at October 31, 1998        459           $ 2.37 to $15.00
Options granted                        343           $11.75 to $16.75
Options exercised                      (13)          $ 2.37 to $ 8.25
- ------------------------------------------------------------------------
Outstanding at October 31, 1999        789           $ 2.83 to $16.75
Options granted                        784           $10.81 to $12.00
Options exercised                     (794)          $ 2.83 to $10.94
- ------------------------------------------------------------------------
Outstanding at October 31, 2000        779           $ 4.08 to $16.75
- ------------------------------------------------------------------------

The following table summarizes information for stock options outstanding at October 31, 2000:

- ------------------------------------------------------------------------
                                                Weighted     Weighted
                                                 Average      Average
                                   Options     Remaining     Exercise
Range of Exercise Prices       Outstanding          Life        Price
- ------------------------------------------------------------------------
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

- ------------------------------------------------------------------------
                                      2000          1999         1998
- ------------------------------------------------------------------------
PENSION BENEFITS
Service cost                       $ 2,273         $ 430        $ 131
Interest cost                        5,798           790          335
Expected return on
   plan assets                     $(7,116)         (999)        (425)
Amortization of prior
   service cost                         46            51           39
Amortization of
   transitional obligation               -             -            8
Recognized
   actuarial loss                       48            18            -
- ------------------------------------------------------------------------
Net pension costs                  $ 1,049         $ 290        $  88
- ------------------------------------------------------------------------

OTHER POSTRETIREMENT BENEFITS
Service cost                       $   165         $   9            -
Interest cost                          638            59            -
Actuarial loss (gain)                   (7)            -            -
- ------------------------------------------------------------------------
Net other benefit costs            $   796         $ 150            -
- ------------------------------------------------------------------------

A reconciliation of the changes in the plans' benefit obligations and fair value of assets over the two-year period ending October 31, 2000, and a statement of the funded status at October 31, 2000 and 1999 follows.

- ------------------------------------------------------------------------
                                                    2000         1999
- ------------------------------------------------------------------------
PENSION BENEFITS

RECONCILIATION OF BENEFIT OBLIGATION:
Benefit obligation at beginning of year          $76,885      $ 5,199
Service cost                                       2,273          430
Interest cost                                      5,798          790
Plan amendments                                      616          195
Actuarial loss (gain)                             (2,278)       1,951
Acquisition of SEI                                     -       68,822
Benefit payments                                  (3,229)        (502)
- ------------------------------------------------------------------------
Benefit obligation at October 31                 $80,065      $76,885
- ------------------------------------------------------------------------

RECONCILIATION OF FAIR VALUE OF PLAN ASSETS:
Fair value of plan assets at beginning of year   $71,755      $ 5,366
Actual return on plan assets                       6,677        2,376
Employer contributions                             2,137          553
Acquisition of SEI                                     -       63,962
Benefit payments                                  (3,229)        (502)
Other                                                 39
- ------------------------------------------------------------------------
Fair value of plan assets at October 31          $77,379      $71,755
- ------------------------------------------------------------------------

FUNDED STATUS:
Funded status at October 31                      $(2,686)     $(5,130)
Unrecognized prior service cost                      948          378
Unrecognized actuarial loss (gain)                  (577)       1,349
- ------------------------------------------------------------------------
Accrued benefit cost                             $(2,315)     $(3,403)
- ------------------------------------------------------------------------

OTHER POSTRETIREMENT BENEFITS

RECONCILIATION OF BENEFIT OBLIGATION:
Benefit obligation at beginning of year          $ 9,187      $     -
Service cost                                         165           91
Interest cost                                        638           59
Actuarial loss (gain)                               (499)         110
Acquisition of SEI                                     -        9,077
Benefit payments                                  (1,159)        (150)
- ------------------------------------------------------------------------
Benefit obligation at October 31                 $ 8,332      $ 9,187
- ------------------------------------------------------------------------

RECONCILIATION OF FAIR VALUE OF PLAN ASSETS:
Fair value of plan assets at beginning of year   $     -      $     -
Employer contributions                             1,159          150
Benefit payments                                  (1,159)        (150)
- ------------------------------------------------------------------------
Fair value of plan assets at October 31          $     -      $     -
- ------------------------------------------------------------------------

FUNDED STATUS:
Funded status at October 31                      $(8,332)     $(9,187)
Unrecognized actuarial loss (gain)                  (382)         110
- ------------------------------------------------------------------------
Accrued benefit cost                             $(8,714)     $(9,077)
- ------------------------------------------------------------------------


                                                 2000 Annual Report   31

The amounts recognized in the Company's Consolidated Balance Sheets as of October 31 were as follows:

- ------------------------------------------------------------------------
                                                   2000         1999
- ------------------------------------------------------------------------
PENSION BENEFITS
Prepaid benefit cost                            $ 4,091      $ 4,885
Accrued benefit liability                        (6,406)      (8,288)
- ------------------------------------------------------------------------
Net amount recognized                           $(2,315)     $(3,403)
- ------------------------------------------------------------------------
OTHER POSTRETIREMENT BENEFITS
Accrued benefit liability                       $(8,714)     $(9,077)
- ------------------------------------------------------------------------
Net amount recognized                           $(8,714)     $(9,077)
- ------------------------------------------------------------------------

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

Information by business segment is summarized as follows:

- ------------------------------------------------------------------------
Year Ended October 31                 2000          1999         1998
- ------------------------------------------------------------------------
NET REVENUES:
Light Military Support
   Equipment                      $160,277      $128,341      $69,913
Heavy Military
   Support Equipment               114,742        13,061            -
Electronics and
   Automation Systems               60,323         5,124            -
Plastic Products                    26,147        18,730       27,060
- ------------------------------------------------------------------------
                                  $361,489      $165,256      $96,973
- ------------------------------------------------------------------------

INCOME FROM OPERATIONS:
Light Military Support
   Equipment                      $ 16,614      $ 12,617      $ 7,051
Heavy Military
   Support Equipment                 7,226         1,222            -
Electronics and
   Automation Systems                6,330           241            -
Plastic Products                       548           576        3,191
- ------------------------------------------------------------------------
                                  $ 30,718      $ 14,656      $10,242
- ------------------------------------------------------------------------

IDENTIFIABLE ASSETS:
Light Military Support
   Equipment                      $ 89,575      $ 91,573      $76,871
Heavy Military
   Support Equipment                74,496        77,313            -
Electronics and
   Automation Systems               53,301        55,455            -
Plastic Products                    20,980        15,055       15,289
- ------------------------------------------------------------------------
                                  $238,352      $239,396      $92,160
- ------------------------------------------------------------------------

DEPRECIATION AND AMORTIZATION:
Light Military
   Support Equipment              $  3,077      $  2,913      $ 1,906
Heavy Military
   Support Equipment                 3,971           369            -
Electronics and
   Automation Systems                2,281           164            -
Plastic Products                     1,106           879          907
- ------------------------------------------------------------------------
                                  $ 10,435      $  4,325      $ 2,813
- ------------------------------------------------------------------------

CAPITAL EXPENDITURES:
Light Military
   Support Equipment              $  1,578      $  1,381      $   332
Heavy Military
   Support Equipment                 1,180             5            -
Electronics and
   Automation Systems                  815            34            -
Plastic Products                       280           173          999
- ------------------------------------------------------------------------
                                  $  3,853      $  1,593      $ 1,331
- ------------------------------------------------------------------------

                                   Engineered Support Systems, Inc.   33

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




34   Engineered Support Systems, Inc.

REPORT OF INDEPENDENT ACCOUNTANTS
- ------------------------------------------------------------------------

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

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
St. Louis, Missouri
December 7, 2000



REPORT OF MANAGEMENT RESPONSIBILITIES
- ------------------------------------------------------------------------

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

SUPPLEMENTAL INFORMATION
- ------------------------------------------------------------------------

The table below presents unaudited quarterly financial information in thousands, except for per share amounts, for the years ended October 31, 2000 and 1999:

Quarter Ended                            January 31               April 30                July 31                October 31
- --------------------------------------------------------------------------------------------------------------------------------
                                      2000        1999        2000        1999        2000        1999        2000        1999
- --------------------------------------------------------------------------------------------------------------------------------
Net revenues                       $86,526     $28,237     $86,016     $40,697     $93,291     $37,900     $95,656     $58,422

Gross profit                        16,059       6,581      16,074       7,711      17,534       7,265      19,787      10,322

Net income                           2,574       1,388       2,570       1,792       3,764       1,867       4,132       2,262

Basic earnings per share           $   .37     $   .29     $   .37     $   .35     $   .54     $   .27     $   .58     $   .33
Diluted earnings per share         $   .36     $   .28     $   .36     $   .34     $   .52     $   .27     $   .55     $   .32

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

- ---------------------------------------------------------------------------------------------------------------
MARKET DATA                                                               2000                    1999
- ---------------------------------------------------------------------------------------------------------------
The Company's common stock                                          High         Low        High         Low
trades on the NASDAQ Stock             ------------------------------------------------------------------------
Market under the symbol EASI.          QUARTER ENDED:
As of December 31, 2000, the           January 31                 $15.50      $10.50      $17.63      $14.25
approximate number of common           April 30                    14.75       10.63       17.50       12.88
shareholders was 3,100. The            July 31                     15.13       10.81       14.25       11.25
following table sets forth the         October 31                  21.69       14.00       14.25       11.31
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

Corporate Website www.engineeredsupport.com
                  -------------------------


36   Engineered Support Systems, Inc.

Directors and Officers
- ------------------------------------------------------------------------

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

DANIEL A. RODRIGUES
President
Systems & Electronics Inc.

THOMAS C. SANTORO
President
Engineered Electric Company d/b/a Fermont

MARVIN L. SMITH
President
Keco Industries, Inc.

                    ESSI   Engineered Support Systems, Inc.
                   [LOGO]  201 Evans Lane, St. Louis, MO 63121-1126
                   -----------------------------------------------------










                       THE ESSI FAMILY OF COMPANIES
- ---------------------------------------------------

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