Form 10-K/A, Exhibit 13
period 2001-10-31
ENGINEERED SUPPORT SYSTEMS INC
filed 2002-01-28
CIK 772891

2001 ANNUAL REPORT


ENGINEERED SUPPORT SYSTEMS, INC.


READY. RESPONSIVE. RELEVANT.






[LOGO]

- -----------------------------------------------------------------------

READY. RESPONSIVE. RELEVANT.

- -----------------------------------------------------------------------

For all Americans, as we think back on the year 2001, our memories will forever be divided into the days prior to September 11 and those coming after that tragic day. We share the sorrow of all the families whose loved ones perished in the terrorist attacks. We honor the firefighters, police and emergency workers who risked and lost their lives in helping others. And we salute the men and women of our armed forces who continue to bravely put themselves in harm's way to defend our nation against terrorism.

Our company is geared for military readiness and solidly positioned for rapid responsiveness. Our products and services are increasingly relevant to the military's role of defending our homeland or fighting terrorism around the world. Wherever our nation's warfighters go, Engineered Support Systems goes with them.

- -----------------------------------------------------------------------

CONTENTS

- -----------------------------------------------------------------------

Message to Shareholders    2     Operating Units         6     Products and Services   11

Financial Highlights       2     Military Deployment     8     Financial Information   21

                         [PHOTO]

                          READY

READY

- -----------------------------------------------------------------------

TO OUR SHAREHOLDERS:

- -----------------------------------------------------------------------

September 11. Bioterrorism. Warfare half a world away. In these turbulent times, Engineered Support Systems is at the ready ... prepared to respond. Our products are vitally relevant to all that is going on today, both at home and abroad.
   Evaluated against all key financial measurements, this past year was highly successful for the company. For the fiscal year ended October 31, 2001, revenues increased 8 percent, reaching a record $390.5 million. Net income grew 42 percent to a record $18.6 million, and earnings per share rose 27 percent to $1.83. This was the sixth consecutive year we have achieved record revenues and profits.
   In 2001, entered orders for our products totaled a solid $381.1 million. Operating cash flows were quite strong, helping to drive our debt-to-equity ratio down from 1.23 to 0.58 during the year. We also achieved a very attractive return on equity of more than 20 percent.
   For the third consecutive year, Forbes magazine recognized
Engineered Support as one of the "200 Best Small Companies in America." Our five-year revenue growth rate is 37 percent, and our five-year EPS growth rate is 27 percent.
   The company's stock price reflects our financial strength and solid operating results. The price of Engineered Support's common shares doubled during calendar 2001. Over the past five years, the price of our stock has appreciated an average of 41 percent annually and 52 percent annually over the past 10 years.
   Our price/earnings ratio has also enjoyed a steady progression. At the time of our follow-on stock offering in April 1999, our shares traded at a single-digit multiple on trailing earnings; at calendar year-end they were trading at about 19 times earnings, comparable to the S&P 500.
   In the second quarter, we implemented a 5-for-4 stock split in the form of a 25 percent stock dividend, thereby increasing the number of shares outstanding. This represents the third time in the company's history that we have split our shares. By expanding the number of shares outstanding, we continue to increase

- -------------------------------------------------------------------------------------------------------------------------------

FINANCIAL HIGHLIGHTS

- -------------------------------------------------------------------------------------------------------------------------------
Year Ended October 31 (in thousands, except per share amounts)            2001        2000        1999        1998        1997
- -------------------------------------------------------------------------------------------------------------------------------

RESULTS OF OPERATIONS
Net revenues                                                          $390,468    $361,489    $165,256    $ 96,973    $ 88,571
Gross profit                                                            78,679      69,454      31,879      22,630      14,755
EBITDA (Earnings before interest, taxes,
   depreciation and amortization)                                       46,303      41,149      19,105      13,934       9,566
Income from operations                                                  36,368      30,718      14,656      10,242       7,668
Net income                                                            $ 18,576    $ 13,040    $  7,309    $  5,789    $  4,639
Diluted shares outstanding                                              10,144       9,081       7,602       6,239       6,194
Diluted earnings per share                                            $   1.83    $   1.44    $   0.96    $   0.93    $   0.75
- -------------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Total assets                                                          $240,435    $238,352    $239,396    $ 92,160    $ 37,084
Long-term debt                                                          42,000      63,459      80,653      37,505       2,068
Shareholders' equity                                                   109,392      78,500      63,422      30,166      23,726
- -------------------------------------------------------------------------------------------------------------------------------
Funded backlog                                                        $291,745    $307,274    $286,789    $ 85,807    $ 44,144
Unfunded backlog                                                       681,807     598,147     850,479     319,575     155,039

                                                              READY

the float for the long-term benefit of our shareholders.
   During the year, we implemented an employee stock purchase plan with an objective to get more shares into the hands of our employees throughout the company. Currently, approximately 60 percent of our employees are Engineered Support shareholders.

2001 FISCAL YEAR
Fiscal 2001 was a year of rationalization and housekeeping for us as we focused our attention internally on solidifying and building the company for the future. As a result of acquisitions in recent years, our company is much larger and more capable, yet remains a nimble and responsive organization. This year, through hard work and dedication, our team truly came together and achieved the cultural chemistry necessary for our organization.
   At mid year, we entered into an exciting marketing agreement with Cypress International to support our military product and service offerings to the Department of Defense (DoD). Based in Washington, D.C., Cypress provides us with strategic and tactical marketing, business development and ongoing program management activities. With its staff of retired senior military officers, retired top-level civil service personnel and an extensive network of field representatives, Cypress offers our company a unique perspective for serving the needs of the military.

FUTURE OUTLOOK
Our proven strategy of aggressively pursuing acquisitions, achieving sound internal growth and forming strategic alliances will continue. Going forward, our overriding goal is to further strengthen our position as a leading supplier of defense electronics, military support equipment and logistics services.
   Our highly visible backlog, together with continued growth in military procurement spending, provides opportunities for our long-term success. In 2001, defense procurement spending totaled approximately $62 billion, an 11 percent increase over the prior year. While the DoD had projected compounded annual growth in procurement spending of 5.5 percent through 2005, the events of September 11 now have most analysts predicting a multi-year upswing in defense procurement with overall defense spending rising as much as 15 percent annually over the next few years.
   At Engineered Support, we remain clearly focused on who we are and what we do best, and strive to keep getting better at it. This self-awareness and resolve are among our key strengths as a company. And we will continue to grow by investing in and developing new technologies, while improving our existing products by making them more easily deployable, more reliable and increasingly efficient.


  NET REVENUES
  (in millions)
     [GRAPH]
97          $88.6
98          $97.0
99         $165.3
00         $361.5
01         $390.5

     EBITDA
  (in millions)
     [GRAPH]
97           $9.6
98          $13.9
99          $19.1
00          $41.1
01          $46.3

OPERATING INCOME
  (in millions)
     [GRAPH]
97           $7.7
98          $10.2
99          $14.7
00          $30.7
01          $36.4








   NET INCOME
  (in millions)
     [GRAPH]
97           $4.6
98           $5.8
99           $7.3
00          $13.0
01          $18.6

DILUTED EARNINGS
    PER SHARE
     [GRAPH]
97          $0.75
98          $0.93
99          $0.96
00          $1.44
01          $1.83

READY

BUSINESS SEGMENTS
  [Pie Chart]

40% LIGHT MILITARY SUPPORT EQUIPMENT Produces environmental control systems, generator sets, chemical and biological protection systems, petroleum and water systems and general support equipment.

32% HEAVY MILITARY SUPPORT EQUIPMENT Designs and manufactures aircraft load management equipment and military trailers.

22% ELECTRONICS AND AUTOMATION SYSTEMS Produces airborne radar systems, avionics test equipment and reconnaissance, surveillance and target acquisition systems for military use, along with industrial material handling equipment.

6% PLASTIC PRODUCTS Manufactures injection-molded plastic products and non-metallic faucets.


   As the military encourages consolidation among contractors and moves to outsource such tasks as product design and logistics support, we are reintensifying our active pursuit of acquisitions. We are aggressively seeking companies that will augment our technological and customer bases, in particular suppliers of defense electronics, chemical/biological equipment and logistics services. Our continuing strategy is to make acquisitions that are immediately accretive with prospects for solid internal growth and directed toward military needs. We will continue to explore other alliances and opportunities for partnering.
   Even without the potential benefit of future acquisitions, we anticipate strong results solely from organic growth as we look ahead to fiscal 2002. We expect net income to grow by approximately 30-35 percent with net revenues increasing by 5-6 percent. Continued robust operating cash flows will be utilized to pay down our existing debt and reduce interest costs.
   Acquired in 1993, the Plastics Products business segment remains our only entirely nonmilitary business and represents about 6 percent of consolidated revenues. With the increasing strength of our core defense business, we are currently exploring strategic alternatives for our Plastics unit that would provide a more suitable return on investment.

AFTERMATH OF SEPTEMBER 11
The dark side of today's global economy emerged as foreign terrorists shattered America's sense of security with an attack on our soil. The September 11 attacks rocked our fundamental beliefs and made us more alert and more aware of how we live our daily lives. The attacks heightened our consciousness and brought sharply back into focus that one of our country's greatest strengths is a strong national defense. Our nation's leaders are responding with significant increases in defense funding projected over the next several years.
   Much like combat troops that must be ready to deploy quickly anywhere in the world, our company is geared for readiness and positioned for responsiveness. As illustrated on the following pages, our products and services are increasingly relevant to the military's role of defending our homeland or fighting terrorism around the world. Wherever our nation's warfighters go, Engineered Support goes with them.
   The outpouring of support following September 11 captures the true spirit of America. As a business and as Americans, we at Engineered Support will make a major contribution to our country's efforts both here and abroad. We will accomplish this by doing what we have done as a company for the past 20 years.

- -------------------------------------------------------------------------

[PHOTO]                     [PHOTO]
Michael F. Shanahan, Sr.    Jerry Potthoff

[PHOTO]                     [PHOTO]
Gary Gerhardt               Ron Davis


/s/ Michael F. Shanahan, Sr.          Michael F. Shanahan, Sr.
                                      Chairman of the Board and
                                      Chief Executive Officer

/s/ Jerry Potthoff                    Jerry Potthoff
                                      President and
                                      Chief Operating Officer

/s/ Gary C. Gerhardt                  Gary Gerhardt
                                      Vice Chairman - Administration
                                      and Chief Financial Officer

/s/ Ronald W. Davis                   Ron Davis
                                      Vice President - Planning
                                      and Development

                          [PHOTO]

                         RESPONSIVE

RESPONSIVE

- ------------------------------------------------------------------------

OPERATING UNITS

- ------------------------------------------------------------------------

Engineered Support Systems, Inc. is a diversified supplier of high-tech, integrated military electronics, support equipment and logistics services for all branches of America's armed forces. We also serve a variety of commercial customers.
   Six company subsidiaries operate 10 facilities in seven states totaling more than 1.8 million square feet of manufacturing space. As of the end of 2001, all six subsidiaries have now received ISO 9001 Quality System Registration, internationally recognized as the symbol of organizational quality. ISO 9001 registration firmly underscores our long-standing commitment to quality throughout the company and establishes a foundation for our ongoing efforts to improve all aspects of our operations.

   Four separate operating subsidiaries combine to make up the company's Light Military Support Equipment business segment. They include the following:

ENGINEERED AIR SYSTEMS, INC. designs and manufactures a wide range of military support equipment including nuclear/biological/chemical defense systems, environmental control systems, water and petroleum storage, test, purification and distribution equipment, and general support equipment.

ENGINEERED COIL/MARLO COIL designs and manufacturers custom-engineered coils and refrigeration and air-handling equipment. This subsidiary ranks as the U.S. Navy's largest supplier of combatant ship marine coils, air-handling units, product coolers and refrigeration equipment.

KECO INDUSTRIES, INC. produces military support equipment including environmental control systems, water purification and storage systems, petroleum storage and distribution systems, refrigeration equipment, containers and general military support equipment.

ENGINEERED ELECTRIC/FERMONT is the largest provider of tactical quiet generators to the U.S. military, supplying approximately 80 percent of its requirements.

SYSTEMS & ELECTRONICS INC. comprises both the company's Heavy Military Support Equipment and the Electronics and Automation Systems business segments. This subsidiary designs and manufactures aircraft cargo loading systems, heavy transport systems, fire-control support systems, radar systems, specialized avionics testing equipment and material handling equipment.

ENGINEERED SPECIALTY PLASTICS, INC., a manufacturer of injection-molded plastic products and a line of proprietary plastic faucets, comprises the company's Plastic Products business segment.


    [LOGO]      [Marlo LOGO] [Keco LOGO] [LOGO]    [SEI LOGO]    [LOGO]
ENGINEERED AIR                           FERMONT   SYSTEMS &   ENGINEERED
SYSTEMS, INC.                                     ELECTRONICS  SPECIALTY
                                                      INC.      PLASTICS

                                                              RESPONSIVE


TUNNER

- ------------------------------------------------------------------------
CATEGORY: TRANSPORT            USE: CARGO LOADING/TRANSPORT
- ------------------------------------------------------------------------
[PHOTO]

ABLE TO FULLY LOAD OR UNLOAD A WIDE-BODY CARGO AIRCRAFT WITH SPEED AND EFFICIENCY, THE TUNNER 60K AIRCRAFT CARGO LOADER/TRANSPORTER IS THE BACKBONE OF RAPID DEPLOYMENT.

RESPONSIVE

DEPLOYMENT: FROM TRANSPORT TO COMBAT

[PHOTO]
TUNNER
U.S. airlift operations begin with our Tunner cargo loader.

[PHOTO]
COMBAT TALON RADAR
Terrain-following Combat Talon radar allows low-altitude flights for delivery of Special Forces.


09.11.01

TRANSPORT

INFRASTRUCTURE

COMBAT


[PHOTO]
MSTAR
MSTAR radar detects, locates and classifies personnel, moving vehicles and low-flying helicopters.

[PHOTO]
AWADS
AWADS radar allows for high-altitude, precision drops of equipment and relief supplies.

[PHOTO]
STRIKER
The Striker system provides both surveillance and target acquisition capabilities in the field.

[PHOTO]
FLIGHT LINE AIR CONDITIONERS
These self-contained portable units provide cooling to aircraft avionics and electronics on the flight line.

                                                             RESPONSIVE


[PHOTO]
MARINE GRADE COILS AND AHUS
Marine grade coils and AHUs provide cooling for equipment and personnel aboard Navy vessels.

[PHOTO]
FUEL AND WATER DISTRIBUTION
These rapid deployment systems can be tailored to suit an unlimited variety of terrains and applications wherever water and fuel are needed.

[PHOTO]
GENERATORS
Tactical Quiet Generators (TQG) provide power to equipment in remote areas.

[PHOTO]
ENVIRONMENTAL CONTROL SYSTEMS
Field Deployable Environmental Control Units (FDECU) are used in cooling, heating, dehumidifying, filtering and circulating air for portable shelters. The system is designed for use in chemically/ biologically contaminated areas.

[PHOTO]
CBPS
The Chemical Biological Protected Shelter system is a rapidly deployable, self-contained, emergency facility providing a contamination-free, environmentally controlled work area.


OPERATION ENDURING FREEDOM

WE DON'T KNOW THE FULL EXTENT TO WHICH OUR ELECTRONICS AND MILITARY SUPPORT PRODUCTS ARE BEING UTILIZED IN THE WAR AGAINST TERRORISM IN AFGHANISTAN. HOWEVER, BASED ON OUR EXPERIENCES IN THE GULF WAR AND KOSOVO, THE FOLLOWING IS A LIKELY SCENARIO.

AS SOON AS OPERATION ENDURING FREEDOM BEGAN, MANY OF ENGINEERED
SUPPORT'S PRODUCTS WERE RAPIDLY DEPLOYED IN SUPPORT OF THE WAR EFFORT.

> Within 24 hours, our Tunner 60-K Cargo Loader/Transporters were called into action, supporting the build-up of personnel and equipment for the global response to the unprecedented terrorist attack on the United States.

> Within two weeks of September 11, sophisticated military aircraft were inserting Army Rangers and Delta Force units into terrorist-held Afghanistan. To avoid detection, these aircraft must fly at very low altitudes, utilizing the precise Combat Talon terrain-following radar system designed and built by Engineered Support.

> High altitude, precision drops of relief supplies were initiated very early in the Enduring Freedom campaign, aided by our Adverse Weather Aerial Delivery System (AWADS) radar.

> Aircraft carriers were used a great deal during the campaign, and critical testing and diagnostic support of aircraft electronic avionics was provided by our various automatic test equipment.

> As military operations progressed in Afghanistan, America's military utilized a comprehensive array of our defense electronics and equipment to support its operations and missions on land, at sea and in the air.

RESPONSIVE

- ------------------------------------------------------------------------

ANATOMY OF MODERN MILITARY DEPLOYMENT

- ------------------------------------------------------------------------

The U.S. Department of Defense's 2001 Quadrennial Defense Review, released to Congress on September 30, reinforces the need to transform the military to confront 21st century threats. Unlike the Cold War era when America knew the source of threats, today our nation needs capabilities to cover a broad range of scenarios - from the conventional to the asymmetrical. Even before the terrible events of September 11, the report had concluded that terrorism, chemical and biological weapons, cyberattacks and missile threats would shape the strategic landscape of the future.
   The transformation of our nation's military has the overriding objective to create a force that is dominant across the full spectrum of military operations - persuasive in peace, decisive in war and preeminent in any form of conflict. This full-spectrum dominance requires the ability to defeat any adversary or control any situation across the broad range of military operations - including strategic deterrence, major theater wars, regional conflicts, smaller-scale contingencies, and peacekeeping and peace enforcement operations. Furthermore, full-spectrum dominance implies that U.S. forces are able to conduct prompt, sustained and synchronized operations with combinations of forces tailored to specific situations and with access to and freedom to operate in all domains - air, land, sea, space and information.
   Transforming the military and achieving full-spectrum dominance, the U.S. military is pursing four essential operational concepts: dominant maneuver, precision engagement, focused logistics and full-dimensional protection. Dominant maneuver entails gaining positional advantage with decisive speed and overwhelming operational tempo. Precision engagement is the ability to locate, monitor, discern and track objectives or targets. Focused logistics ensures the right personnel, equipment and supplies are in the right place, at the right time and in the right quantity. Full-dimensional protection involves the tailored selection and application of layered active and passive measures within the domains of air, land, sea, space and information.
   Engineered Support provides electronics, equipment and logistics support that directly aid each of these essential elements. Our products and services will help the military meet its objective of fielded forces that are faster, more agile, more precise, better protected, more rapidly deployable and easily sustained.

                                                              RESPONSIVE

- ------------------------------------------------------------------------

MILITARY SUPPORT PRODUCTS AND SERVICES

- ------------------------------------------------------------------------

Engineered Support Systems is a leading provider of integrated military electronics, support equipment and logistic services. The U.S. Army, Air Force, Navy and Marine Corps as well as foreign militaries currently account for 85 percent of our customer base, with the United States Postal Service and other commercial customers comprising the remainder.
   The company operates in four primary business segments - Light Military Support Equipment, Heavy Military Support Equipment, Electronics and Automation Systems, and Plastic Products.

LIGHT MILITARY SUPPORT EQUIPMENT
Comprising 40 percent of consolidated revenues, the Light Military Support Equipment segment includes nuclear/biological/chemical defense systems, environmental control systems, petroleum and water systems, military generator sets and power systems, and general military support equipment. Entered orders for this segment reached $138 million for fiscal 2001 and the year-end total contract backlog was $570 million.
   Designed and developed exclusively by the company, LPD
REFRIGERATION, COOLING AND WATER PURIFICATION EQUIPMENT meets vital needs aboard the U.S. Navy's Amphibious Transport Dock vessels. Our shipboard equipment cools perishable and frozen foods, provides air conditioning and heating for crew and equipment, and converts seawater into safe and sanitary drinking water for crew and equipment maintenance.
   In November 2000, we received orders totaling $10.6 million for the LPD program. Together with previous awards, funded contracts for the program now total approximately $22 million for four ships, with additional options of approximately $44 million for eight remaining ships expected to be built.
   The company developed the REFRIGERATED SHIP STORES (RSS) system specifically for the latest generation of Navy nuclear attack submarines. This self-contained refrigeration system maintains the submarine's frozen foods at zero degrees Fahrenheit, while simultaneously preserving all remaining shipboard provisions at standard refrigeration conditions.
   We delivered the RSS prototype in June 2001, concluding a four-year $1.5 million cost-plus-fixed-fee development subcontract. Based upon current requirements, the Navy has a projected long-term need for 30 RSS production units as its fleet of nuclear submarines is constructed.
   Engineered Support produces roughly 80 percent of the generators shipped to the U.S. military today, including a family of TACTICAL QUIET GENERATOR (TQG) sets in 3-, 5-, 10- and 15-kilowatt versions. The recent addition of 100- and 200-kilowatt TQGs strengthens the company's leadership position in supplying portable power sources to the nation's armed forces. Our highly efficient TQGs combine rugged, reliable performance with lightweight, low-noise capabilities for rapid deployment in remote field locations.
   In mid-2001, the company received contracts valued at approximately $255 million from the U.S. Army for production of 1,173 100- and 200-kilowatt TQGs and up to 15,000 of the newest version 3-kilowatt TQGs over 10 years. The entire TQG backlog, including unexercised production options, totaled $326 million at year-end and is expected to run through 2010.
   In 2002, we will begin production of the newest version of the 3-kilowatt TQG featuring variable speed and permanent magnetic technology for reduced fuel consumption, weight and unit size. This unit also represents the first of the company's military support products to include our proprietary Interactive Electronic Technical Manual (IETM) technology.
   The company's 10-kilowatt AUXILIARY POWER UNITS (APU) supply electrical power in military shelter systems housing communications hardware, air conditioning and air filtration systems. In fiscal 2001, we received two orders totaling $4.2 million with additional orders for this key product anticipated.
   FIELD DEPLOYABLE ENVIRONMENTAL CONTROL UNITS (FDECU) manufactured by Engineered Support have become a staple

RESPONSIVE


for most military units in remote areas requiring controlled temperatures including protection against airborne chemical/biological agents. This field-deployable heat pump is used to cool, heat, dehumidify, filter and circulate clean air for portable shelters, hospital systems, tents and fixed sites to meet electrical and personnel climate-control requirements.
   During the year, we received FDECU orders totaling $15.3 million from the U.S. Air Force. To date, the company has delivered in excess of 6,000 FDECUs under the current contract. The entire FDECU contract backlog, including unexercised production options, totaled $83 million at year-end and is expected to run through 2004.
   The company's compact, lightweight family of IMPROVED ENVIRONMENTAL CONTROL UNITS (IECU) are used to cool, heat, dehumidify, filter and circulate air in portable shelters or vans to meet personnel or electronic equipment temperature requirements.
   In 2001, we were awarded a competitive cost-plus-fixed-fee contract from the U.S. Army to develop, build and test prototypes for the new IECUs, with the manufacturer of the selected prototype to receive a multi-year $125 million production contract.
   Our CHEMICAL BIOLOGICAL PROTECTED SHELTER (CBPS) is a self-contained, environmentally controlled and contamination-free work area that serves as a mobile medical aid station, field command post or emergency facility. Developed for use in chemically or biologically contaminated areas, the shelter was designed to be relocated as many as three times a day and can be deployed and fully operational in less than 20 minutes.
   In September 2001, the company received an order totaling $5.8 million from the U.S. Army for production of an additional 10 CBPS units and government-directed enhancements on the 113 units already in production. The entire CBPS contract backlog, including unexercised production options, totaled $79 million at year-end. Total projected military force requirements for the CBPS exceed $400 million.
   The M-17 LIGHTWEIGHT DECONTAMINATION SYSTEM is a rugged, highly portable, multi-purpose system used for nuclear/biological/chemical decontamination of military personnel and hardware including vehicles, aircraft, support equipment and buildings. This versatile unit can also be adapted for personal hygiene use as a military personnel shower point.
   In April 2001, the company received a contract totaling $4.4 million for M-17 systems. To date, the company has delivered more than 3,000 M-17 units to the U.S. military.

HEAVY MILITARY SUPPORT EQUIPMENT
The Heavy Military Support Equipment segment, with product categories including aircraft cargo loaders and transport systems, accounts for 32 percent of overall revenues. Entered orders last year were $122 million with a year-end backlog totaling $281 million.
   With a unit load capacity of 30 tons, the TUNNER 60-K AIRCRAFT
CARGO LOADER/TRANSPORTER significantly improves the efficiency of the military's rapid deployment of equipment. This versatile, mobile vehicle quickly loads and unloads cargo from military transport aircraft, enabling aircraft to get back in the air sooner transporting critical equipment and supplies to troops. First introduced in 1998, the Tunner is currently in service at more than 50 military airbases around the world, with 169 units delivered to date under the contract.
   During fiscal 2001, the company received orders from the U.S. Air Force totaling $85.5 million for production of the Tunner, installation of retrofit kits on units in the field and logistics support. The entire Tunner contract backlog, including unexercised production options, totaled $226 million at year-end and is expected to run through 2005 with additional logistics support work extending throughout the life of the equipment.
   The highly flexible M1000 HEAVY EQUIPMENT TRANSPORTER is capable of carrying all types of tracked and wheeled vehicles, containers and large bulk cargo weighing up to 80 tons over roads, cross-country or through congested urban areas. Specifically engineered to transport the M1 Series Main Battle Tank, the M1000 can deliver the tank and crew combat-ready several times faster than actually driving the tank - and at one-tenth the operating cost. The M1000 plays a critical role in the accelerated deployment of tanks, armored personnel carriers and other heavy equipment during combat or training.
   In January 2001, the company received a U.S. Army contract totaling $27 million for the production of 120 M1000 trailers, with options for an additional 105 transporters representing another $23.5 million in potential revenues. The entire M1000 contract

RESPONSIVE

- ------------------------------------------------------------------------

STRIKER

- ------------------------------------------------------------------------
CATEGORY: COMBAT            USE: RECONNAISSANCE/ARTILLERY SUPPORT
- ------------------------------------------------------------------------
[PHOTO]

THE STRIKER VEHICLE-MOUNTED FIRE SUPPORT SYSTEM PROVIDES U.S. ARMY FIELD ARTILLERY UNITS WITH THE FORWARD DEPLOYED "EYES AND BRAINS" NECESSARY TO LAY FAST AND ACCURATE FIRE.

RESPONSIVE

backlog, including unexercised production options, totaled $45 million at year-end and is expected to run through 2003.
   The company's HEAVY EXPANDED MOBILITY AMMUNITION TRAILER (HEMAT), a high-mobility trailer with a payload capacity of 11 tons, is designed to carry multiple-launch rocket pods and other ammunition cross-country and over unimproved roads.
   During 2001, the company received orders from the U.S. Army totaling $6.4 million, boosting the total number of HEMAT trailers under contract to 215 and the total contract value to $17.2 million.
   The SWING THRU CONTAINER HANDLING SYSTEM is a lightweight, low-cost container handling kit designed in a joint effort with the New Zealand military for use on existing Army trailers. Using the system, a single soldier can load and unload 20-foot ISO containers and shelters weighing up to 22,000 pounds and stack them two high on either side of the trailer. The company anticipates orders for production of this product in coming years.

ELECTRONICS AND AUTOMATION SYSTEMS
Accounting for 22 percent of company revenues, the Electronics and Automation Systems segment includes product categories such as fire-control support systems, radar and electronic warfare systems, avionics testing equipment and material handling equipment. Entered orders reached $96 million for the year and the year-end contract backlog totaled $123 million.
   STRIKER, our state-of-the-art digital command control and battlefield communications system, enables field artillery units to locate enemy targets quickly and accurately. With advanced Striker technology, field forces can perform critical reconnaissance, surveillance and target acquisition missions more effectively and safely
- - supporting the current initiative to transform the military into a more flexible, lighter and more lethal fighting force.
   In early 2001, the company received U.S. Army approval for full-rate production of the Striker system, just three years from initial concept. Over the next 10 years, the Army's plans include the purchase of more than 800 Striker systems, representing over $200 million in potential revenues. At year-end, the entire Striker contract backlog, including unexercised production options, totaled $45 million with the current contract expected to run through 2003.
   The company's HIGH POWERED OFFLOAD TO CASS (HPOC) is an automatic test equipment system used to test essential avionics and critical components of radar and electronic warfare systems on shipboard military aircraft. The HPOC system enables testing of electronics equipment at full power, simulating operating conditions and efficiently diagnosing damaged components or improperly functioning systems. The U.S. Navy and Marine Corps deploy the system on aircraft carriers and amphibious assault ships, as well as in depots and flight training facilities. HPOC has also been sold internationally to Australia, Kuwait and Taiwan under the DoD's Foreign Military Sales program.
   The entire HPOC contract backlog, including unexercised production options, totaled $18 million at year-end and is expected to run through 2004.
   The company's MAN-PORTABLE, SURVEILLANCE AND TARGET ACQUISITION
RADAR (MSTAR) system helps forward-deployed troops and field artillery units detect, locate and classify moving ground personnel or vehicles and low-flying helicopters. Compared to current visual identification methods, the MSTAR greatly extends the distance for acquiring enemy targets for fire-support artillery operations. The versatile MSTAR can be transported by two soldiers or mounted on a vehicle as a stand-alone system.
   During fiscal 2001, the company received separate contracts for MSTAR systems totaling $5.1 million from the Republic of Poland and the Australian Armed Forces - the company's first agreements with these nations. The company also received a $13 million contract from the Canadian Army for MSTAR systems to be integrated onto a vehicle platform. Continued international MSTAR sales are anticipated.
   The ADVERSE WEATHER AERIAL DELIVERY SYSTEM (AWADS) multi-mode radar provides adverse-weather navigation and precision high-resolution ground mapping. Installed in C-130 aircraft, the system enables aircraft to land or air-drop troops and cargo at remote landing strips or unprepared drop zones.
   The COMBAT TALON II RADAR (CTII) gives C-130 aircraft the ability to conduct terrain-following/terrain-avoidance flight and navigation under adverse weather conditions. Its system redundancy delivers a 99 percent probability of radar mission success saving time, money and, most importantly, the lives of military personnel.

                            [PHOTO]

                            RELEVANT

RELEVANT

- ------------------------------------------------------------------------

FOCUSING ON HOMELAND SECURITY

- ------------------------------------------------------------------------

In the days following September 11, America's awareness of our vulnerability to acts of terrorism and weapons of mass destruction has been dramatically heightened. President Bush's Homeland Security initiative is aimed at addressing these insidious threats facing our country.
   Today, U.S. cities simply are neither prepared nor equipped to handle a chemical or biological attack. The Department of Defense is currently expanding its capabilities to mitigate and manage the consequences of terrorist attacks on American soil. As outlined in its 2001 Quadrennial Defense Review, the DoD is enhancing its anti-terrorist and force protection programs and increasing its investment in chemical and biological countermeasures. To support state and local authorities, the DoD has established Weapons of Mass Destruction Civil Support Teams made up of National Guard personnel and the Marine Corps' Chemical/ Biological Incident Response Force, as well as implemented selected readiness enhancements to the Army's Reserve component.
   Against this backdrop, many of Engineered Supports' products take on increasingly crucial relevance and critical importance.
   In the event of a chemical or biological terrorist attack, defenders must be equipped to survive and to handle casualties. Survival under these circumstances requires individual and collective protection, decontamination and safe drinking water. A number of our existing products address these survival requirements.
   The company's CHEMICAL BIOLOGICAL PROTECTED SHELTER (CBPS) provides a contamination-free, environmentally controlled emergency work area for use as a mobile medical aid facility. Connected to and carried by a Humvee - the military's multi-purpose vehicle platform - this rapidly deployable, self-contained system can be fully operational in less than 20 minutes.
   Adaptable to chemically and biologically contaminated areas, the FIELD DEPLOYABLE ENVIRONMENTAL CONTROL UNIT (FDECU) is a heat pump that cools, heats, dehumidifies, filters and provides clean air for portable shelters, tents and vans.
   The CHEMICALLY HARDENED AIR MANAGEMENT PLANT (CHAMP) provides conditioned, filtered and contamination-free air under any worldwide climate or chemical/biological threat conditions. This unit operates using either commercial power or its own self-contained, diesel-driven generator set. It can be used to "harden" shelters or facilities such as gymnasiums, large shelters or hospital systems from external contaminants.
   The ARMY SPACE HEATER (ASH) is a rugged heater capable of providing temperature-controlled heating for personnel and equipment in shelters, vans and other enclosed areas. The unit, through a kit installation, can also provide clean, filtered air for shelters located in contaminated areas. Requiring limited operational maintenance, it can operate under a wide range of environmental conditions from -65 to 100 degrees Fahrenheit. The units are currently in use in Afghanistan by U.S. troops.
   The M-17 LIGHTWEIGHT DECONTAMINATION SYSTEM is a man-portable, multi-purpose system used for the decontamination of military equipment and personnel. Rugged and reliable, the system is simple to operate, virtually maintenance free and uses any water source.
   The 3000 GPH REVERSE OSMOSIS WATER PURIFICATION UNIT (ROWPU) purifies salt or brackish water into drinkable water at a rate of 3,000 gallons per hour. Powered by a portable generator system or by commercial power, the containerized mobile system requires minimum maintenance or operator attention even under adverse weather conditions. The units can also purify chemically or biologically contaminated water.
   As our nation's Homeland Security initiative is further defined and developed, Engineered Support has the proven expertise and equipment to make a major contribution. Our people stand ready and responsive to provide the products relevant to these ongoing threats to America's safety and security.

                                                               RELEVANT


CBPS

- ------------------------------------------------------------------------
CATEGORY: INFRASTRUCTURE           USE: CHEMICAL/BIOLOGICAL PROTECTION
- ------------------------------------------------------------------------
[PHOTO]

THE CHEMICAL BIOLOGICAL PROTECTED SHELTER SYSTEM CAN BE FULLY
OPERATIONAL IN LESS THAN 20 MINUTES, A CRITICAL CHARACTERISTIC SINCE IT IS DESIGNED TO BE RELOCATED AS MANY AS THREE TIMES EACH DAY.

RELEVANT

- ------------------------------------------------------------------------

E-COMMERCE LEADERSHIP

- ------------------------------------------------------------------------

Focused logistics, a key operational concept in the Department of Defense's full spectrum dominance strategy, relies in large part on electronic communications capabilities. As defined by the DoD:
   "Focused logistics is the ability to provide the right personnel, equipment and supplies in the right place, at the right time, and in the right quantity. This will be made possible through a real-time, Web-based information system providing total asset visibility as part of a common relevant operational picture, effectively linking the operator and logistician across services and support agencies." Engineered Support is leading the way in developing online capabilities to support the military's logistics initiatives - services that represent substantial organic revenue growth opportunities in future years.

ESSIBUY.COM
Our ESSIbuy.com division, launched in 2001 as "The Warfighters' One Stop Logistics Shop," offers a full complement of military logistic support services accessed via the Internet and a secure Web site. This electronic storefront enables military users to access training, operating and maintenance manuals online; troubleshoot company-manufactured equipment and systems; order spare and replacement parts; and obtain warranty services and a wide array of other technical support.
   Using ESSIbuy.com, the company's military customers now benefit from greater speed and accuracy, as well as reduced inventory investment and the elimination of multi-level purchasing costs previously incurred. Today, military personnel in the field have real-time access to troubleshoot company-supplied equipment, isolate the problem, order necessary replacement parts and pay with a credit card preauthorized for use within the system. And equally important, information from our online system greatly enhances the military's life cycle management capabilities.
   As the military increasingly shifts logistics support to suppliers, ESSIbuy.com represents an exciting opportunity to become much more than a manufacturer and to further develop the maintenance and supply side of our business. Since its February 2001 launch, approximately 1,000 orders have been quoted and filled through the electronic storefront, and we expect that number to grow dramatically in 2002.

INTERACTIVE ELECTRONIC TECHNICAL MANUALS (IETM)
Engineered Support is at the forefront in the conversion of cumbersome paper technical manuals into fully interactive electronic technical manuals (IETM). Using proprietary technology, we can replace commonly outdated paper manuals with continually updated IETMs that are easily accessible on the Web or via CD-ROM - reducing cargo space, simplifying operations and improving military deployment.
   The IETM system also includes an integrated ordering process that uses a "point-and click" capability to help eliminate transcription errors that can result in the ordering of incorrect parts.
   The U.S. Navy is currently using our IETMs on the High-Powered Offload to CASS automatic testing equipment on aircraft carriers, and we have developed IETMs on both the Tunner 60-K Aircraft Cargo Loader and our new 3-kilowatt Tactical Quiet Generator.
   Eventually, we foresee using "smart" technology to imbed prognostic and diagnostic data into our equipment; then through the use of IETMs, the equipment will tell the user when a part is wearing out or when maintenance is required. These types of innovations will greatly reduce military logistics support costs while improving overall operational readiness.

                                                              RELEVANT


- ----------------------------------------------------------------------

ESSIBUY.COM

- ----------------------------------------------------------------------
CATEGORY: INFRASTRUCTURE          USE: LOGISTICS SUPPORT
- ----------------------------------------------------------------------
[PHOTO]

CUSTOMERS ORDERING PARTS THROUGH ESSIBUY.COM CAN SIMPLY CLICK ON THE PART REQUIRED AND FOLLOW SIMPLE DIRECTIONS AS WEB SITE FEATURES GUIDE THE USER THROUGH THE AUTOMATED PURCHASING PROCESS.


                      REAL-TIME LOGISTICS SUPPORT

     [PHOTO]     [PHOTO]      [PHOTO]      [PHOTO]      [PHOTO]
     TRAINING  MAINTENANCE  SPARE PARTS   WARRANTIES  ENGINEERING

RELEVANT

- ------------------------------------------------------------------------

COMMERCIAL/INDUSTRIAL PRODUCTS

- ------------------------------------------------------------------------

Engineered Support draws on its military design capabilities and manufacturing experience to produce a variety of commercial and industrial products. Nonmilitary commercial and industrial products accounted for 15 percent of consolidated net revenues in 2001 and include postal automation systems, air-handling equipment and injection-molded plastic products.
   Technologies that originated for use in the military frequently find their way into consumer and commercial products. The company has modified technologies originally developed and designed for the DoD to produce a range of commercial and industrial products. For example, we adapted technology first used in Air Force avionics diagnostic equipment to create the INTEGRATED MAIL HANDLING SYSTEM for the United States Postal Service (USPS).
   We modified other technologies to develop a variety of automated material handling systems used by the USPS to improve its efficiency and cost effectiveness - the FLATS FORWARDING TERMINAL (FFT), the DUAL PASS ROUGH CULL SYSTEM (DPRCS) and the DIRECT CONNECT SYSTEM (DCS).
   The company also leverages its military design and manufacturing experience to produce HVAC systems, air-handling and heat-transfer equipment, and industrial cooling coils for applications in the aerospace, food processing, health care, pharmaceutical, chemical, semiconductor and telecommunications industries.
   Our Plastic Products business segment produces injection-molded consumer and commercial products for applications in telecommunications, food processing, housewares and storage containers, plus a proprietary line of nonmetallic faucets and fixtures.


- ------------------------------------------------------------------------

[PHOTO]
FLATS FORWARDING TERMINAL
Designed for the USPS, this computerized workstation is able to automatically print and apply change-of-address labels to previously undeliverable letters and packages.

[PHOTO]
INTEGRATED MAIL HANDLING SYSTEM
The IMHS is a heavy material handling system that the USPS has been using at its bulk mail facilities since 1995.

[PHOTO]
HVAC SYSTEM
Our industrial HVAC systems provide conditioned air for critical applications.

[PHOTO]
PLASTIC PRODUCTS
We produce a wide array of injection-molded plastic products.

- ------------------------------------------------------------------------

                           [PHOTO]

                           RESULTS


CONTENTS

Management's Discussion and Analysis of
Financial Condition and Results of Operations                22

Consolidated Balance Sheets                                  27

Consolidated Statements of Income                            28

Consolidated Statements of Shareholders' Equity              28

Consolidated Statements of Cash Flows                        29

Notes to Consolidated Financial Statements                   30

Report of Independent Accountants                            39

Report of Management Responsibilities                        39

Supplemental Information                                     40

Directors and Officers                        inside back cover

RESULTS

- ------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

- ------------------------------------------------------------------------

RECENT DEVELOPMENTS
Over the past three years, the Company's net revenues and net income have increased substantially as a result of both internal growth and several significant acquisitions. In 1999, the Company made three acquisitions - two defense contractors and an injection-molded plastics operation. Effective February 22, 1999, the Company acquired substantially all of the net assets of the Fermont Division of Dynamics Corporation of America (Fermont), a manufacturer of electrical generator sets primarily for the U.S. Department of Defense (DoD), for approximately $10.1 million. Effective July 1, 1999, the Company acquired the inventory, fixed assets and existing injection-molded plastics operations of the Bossier City Division of Engineered Products, Inc. (Bossier City) for approximately $3.1 million. Effective September 30, 1999, the Company acquired all of the outstanding stock of the Systems & Electronics Inc. (SEI) defense subsidiary of ESCO Electronics Corporation, a manufacturer of military support and electronics equipment, for approximately $81.7 million. Each of these acquisitions was accounted for as a purchase. After allocating the respective purchase prices to the fair value of all identifiable tangible and intangible assets, goodwill of $54.2 million was recorded and is being amortized over an estimated life of 25 years. On a pro forma basis, the Company's net revenues and net income for 1999 were $352.2 million and $10.0 million, respectively, compared to actual net revenues and net income for 1999 of $165.3 million and $7.3 million, respectively.

- --------------------------------------------------------------------------
Year Ended October 31                     2001        2000           1999
- --------------------------------------------------------------------------
RESULTS OF OPERATIONS
Net revenues                            100.0%      100.0%         100.0%
Cost of revenues                         79.9        80.8           80.7
- --------------------------------------------------------------------------
Gross profit                             20.1        19.2           19.3
Selling, general and
   administrative expense                10.8        10.7           10.4
- --------------------------------------------------------------------------
Income from operations                    9.3         8.5            8.9
Interest expense, net                    (1.5)       (2.5)          (1.6)
Gain on sale of assets                                               0.1
- --------------------------------------------------------------------------
Income before income taxes                7.8         6.0            7.4
Income tax provision                      3.0         2.4            3.0
- --------------------------------------------------------------------------
Net income                                4.8%        3.6%           4.4%
- --------------------------------------------------------------------------

   The discussion set forth below analyzes certain factors and trends related to the financial results for each of the three years ended October 31, 2001, 2000 and 1999. This discussion should be read in conjunction with the Consolidated Financial Statements and Notes to the Consolidated Financial Statements.
   The Company operates in four business segments: Light Military Support Equipment, Heavy Military Support Equipment, Electronics and Automation Systems, and Plastic Products. The Light Military Support Equipment segment engineers and manufactures a broad range of military support equipment primarily for the DoD, as well as related heat transfer and air handling equipment for domestic commercial and industrial users. Segment products include environmental control systems, generator sets, chemical and biological defense systems, petroleum and water systems and other multipurpose military support equipment. The Heavy Military Support Equipment segment engineers and manufactures aircraft load management and transport systems primarily for the DoD. The Electronics and Automation Systems segment engineers and manufactures airborne radar systems, reconnaissance, surveillance and target acquisition systems and avionics test equipment primarily for the DoD. The segment also engineers and manufactures material handling equipment primarily for the U.S. Postal Service and the domestic pharmaceutical industry. The Plastic Products segment manufactures a broad range of injection-molded resin products, as well as a proprietary line of plastic faucets, primarily for commercial customers in the south-central United States. Prior to the acquisition of SEI in 1999, the Company did not operate in the Heavy Military Support Equipment or the Electronics and Automation Systems business segments.

RESULTS BY BUSINESS SEGMENT
The following table sets forth net revenues and income from operations for the years ended October 31, 2001, 2000 and 1999 for each of the Company's business segments.

RESULTS

- -----------------------------------------------------------------------------------------------
Year Ended October 31                    2001                    2000                    1999
- -----------------------------------------------------------------------------------------------
$ in millions

NET REVENUES
Light Military
   Support
   Equipment               $155.6        39.9%     $160.3        44.3%     $128.4        77.7%
Heavy Military
   Support
   Equipment                124.6        31.9       114.7        31.7        13.1         7.9
Electronics and
   Automation
   Systems                   85.0        21.8        60.3        16.7         5.1         3.1
Plastic Products             25.3         6.4        26.2         7.3        18.7        11.3
- -----------------------------------------------------------------------------------------------
   TOTAL                   $390.5       100.0%     $361.5       100.0%     $165.3       100.0%
- -----------------------------------------------------------------------------------------------

INCOME FROM
   OPERATIONS
Light Military
   Support
   Equipment               $ 15.2        41.8%     $ 16.6        54.1%     $ 12.6        85.7%
Heavy Military
   Support
   Equipment                 12.6        34.6         7.2        23.4         1.2         8.2
Electronics and
   Automation
   Systems                    8.1        22.3         6.3        20.5         0.3         2.0
Plastic Products              0.5         1.3         0.6         2.0         0.6         4.1
- -----------------------------------------------------------------------------------------------
   TOTAL                   $ 36.4       100.0%     $ 30.7       100.0%     $ 14.7       100.0%
- -----------------------------------------------------------------------------------------------

2001 COMPARED TO 2000
Consolidated net revenues increased $29.0 million, or 8.0%, in 2001 to $390.5 million from $361.5 million in 2000. The increase was primarily a result of higher production levels in the Electronics and Automation Systems and the Heavy Military Support Equipment segments. Gross profit for 2001 increased $9.2 million, or 13.3%, in 2001 to $78.7 million (20.1% of consolidated net revenues) from $69.5 million (19.2% of consolidated net revenues) in 2000. The increase in gross profit was a result of the higher net revenues and improved performance on several key programs, as discussed below. Selling, general and administrative expense increased $3.6 million, or 9.2%, in 2001 to $42.3 million
(10.8% of consolidated net revenues) from $38.7 million (10.7% of consolidated net revenues) in 2000. As a result of the above, income from operations increased by $5.7 million, or 18.4%, in 2001 to $36.4 million from $30.7 million in 2000.
     LIGHT MILITARY SUPPORT EQUIPMENT. Net revenues for the Light Military Support Equipment segment decreased by $4.7 million, or 2.9%, to $155.6 million in 2001 from $160.3 million in 2000. The decrease in current year revenues related to the completion of certain long-term contracts during the year. This decrease was partially offset by higher production levels on some key continuing programs. Gross profit for the segment increased by $1.7 million, or 6.0%, in 2001 to $30.6 million (19.7% of segment net revenues) from $28.9 million (18.0% of segment net revenues) in 2000. The increase in gross profit and gross margin can be attributed to improved contract performance on certain key programs, including Tactical Quiet Generators and the Chemical and Biological Protected Shelter (CBPS) system. Income from operations decreased by $1.4 million, or 8.8%, in 2001 to $15.2 million from $16.6 million in 2000. The decrease was primarily a result of the increased selling, general and administrative expense partially offset by the improved contract performance as mentioned above.
     HEAVY MILITARY SUPPORT EQUIPMENT. Net revenues for the Heavy Military Support Equipment segment increased by $9.9 million, or 8.6%, in 2001 to $124.6 million from $114.7 million in 2000. A labor stoppage occurring at this segment's manufacturing facilities in the prior year negatively impacted segment revenues by approximately $6.0 million to $7.0 million during 2000. Gross profit for the segment increased by $4.3 million, or 18.7%, in 2001 to $27.1 million (21.7% of segment net revenues) from $22.8 million (19.9% of segment net revenues) in 2000. The increase in gross profit can be attributed to increased revenues as previously mentioned and improved gross margins on various contracts. Income from operations increased by $5.4 million, or 74.4%, in 2001 to $12.6 million from $7.2 million in 2000. The increase was primarily a result of the increase in net revenues over the prior year and the improved gross margins as previously mentioned.

     ELECTRONICS AND AUTOMATION SYSTEMS. Net revenues for the Electronics and Automation Systems segment increased by $24.7 million, or 40.9%, in 2001 to $85.0 million from $60.3 million in 2000. The increase in current year revenues was due to additional work performed on several major programs, including the HPOC and Striker systems. Gross profit for the segment increased by $3.5 million, or 24.4%, in 2001 to $17.9 million (21.1% of segment net revenues) from $14.4 million (23.9% of segment net revenues) in 2000. The increase in gross profit can be attributed to increased revenues as previously mentioned, while the decrease in margin was a result of a less favorable contract mix than the prior year. Income from operations increased by $1.8 million, or 27.7%, in 2001 to $8.1 million from $6.3 million in 2000 as a result of the increased revenues partially offset by higher operating costs.
     PLASTIC PRODUCTS. Net revenues for the Plastic Products segment decreased by $0.9 million, or 3.4%, in 2001 to $25.3 million from $26.2 million in 2000. Gross profit for the segment decreased by $0.3 million, or 8.9%, in 2001 to $3.1 million (12.1%

RESULTS


of segment net revenues) from $3.4 million (12.9% of segment net revenues) in 2000. Income from operations was $0.5 million in 2001 and $0.6 million in 2000.
     Net interest expense decreased by $3.1 million to $5.9 million in 2001 primarily as a result of lower outstanding borrowings on the Company's revolving and term debt credit facilities compared to the prior year and due to a decrease in interest rates throughout 2001. The Company's effective borrowing rate decreased from 8.12% at October 31, 2000 to 5.61% at October 31, 2001.
     The effective income tax rates for 2001 and 2000 were 39% and 40%, respectively, resulting in total tax expense of $11.9 million in 2001 and $8.7 million in 2000. The reduction in the Company's effective income tax rate resulted from the implementation of various tax planning strategies during the year. As a result of the foregoing, net income increased 42.5% to $18.6 million (4.8% of consolidated net revenues) in 2001 as compared to $13.0 million (3.6% of consolidated net revenues) in 2000.

2000 COMPARED TO 1999
Consolidated net revenues increased $196.2 million, or 118.7%, in 2000 to $361.5 million from $165.3 million in 1999. Gross profit for 2000 increased $37.7 million, or 117.9%, in 2000 to $69.4 million from $31.9 million in 2000. Selling, general and administrative expense increased $21.5 million, or 124.9%, in 2000 to $38.7 million (10.7% of consolidated net revenues) from $17.2 million (10.4% of consolidated net revenues) in 1999. Income from operations increased by $16.0 million, or 109.6%, in 2000 to $30.7 million from $14.7 million in 1999. These increases can primarily be attributed to the Company's acquisitions made during 1999.
     LIGHT MILITARY SUPPORT EQUIPMENT. Net revenues for the Light Military Support Equipment segment increased by $31.9 million, or 24.8%, in 2000 to $160.3 million from $128.4 million in 1999. The increase was primarily due to inclusion of a full year's operations for the Fermont acquisition made in 1999, which comprised $20.7 million of this increase. Higher production levels on several other key programs within the segment at previously existing operations accounted for the remaining growth in net revenues. Gross profit for the segment increased by $3.6 million, or 14.3%, in 2000 to $28.8 million (18.0% of segment net revenues) from $25.2 million (19.6% of segment net revenues) in 1999. The increase in gross profit for the segment was primarily a result of the full year's inclusion of the operations of Fermont in 2000 ($3.3 million) and overall higher net revenue levels for the segment. The decline in gross margin for the segment in 2000 resulted from a less profitable product mix (generator sets) as compared to the prior year, coupled with comparitively lower gross margins on certain other products for the segment. Income from operations increased by $4.0 million, or 31.7%, in 2000 to $16.6 million from $12.6 million in 1999. The increase was primarily a result of the inclusion of a full year's operations for Fermont in 2000 ($2.9 million), combined with additional gross profit generated from previously existing operations for the segment.
     HEAVY MILITARY SUPPORT EQUIPMENT. Net revenues for the Heavy Military Support Equipment segment increased by $101.6 million in 2000 to $114.7 million from $13.1 million in 1999. Gross profit for the segment increased by $20.2 million in 2000 to $22.8 million (19.9% of segment net revenues) from $2.6 million (19.9% of segment net revenues) in 1999. Income from operations increased by $6.0 million in 2000 to $7.2 million from $1.2 million in 1999. Inclusion of a full year's operations for this segment, acquired with the September 30, 1999 purchase of SEI, was primarily responsible for the significant increases in 2000.
     ELECTRONICS AND AUTOMATION SYSTEMS. Net revenues for the Electronics and Automation Systems segment increased by $55.2 million in 2000 to $60.3 million from $5.1 million in 1999. Gross profit for the segment increased by $13.6 million in 2000 to $14.4 million (23.9% of segment net revenues) from $0.8 million (15.8% of segment net revenues) in 1999. Income from operations increased by $6.0 million in 2000 to $6.3 million from $0.3 million in 1999. Inclusion of a full year's operations for the segment, acquired with the September 30, 1999 purchase of SEI, was primarily responsible for the significant increases in 2000.
     PLASTIC PRODUCTS. Net revenues for the Plastic Products segment increased by $7.5 million, or 40.1%, in 2000 to $26.2 million from $18.7 million in 1999 as business related to the prior year loss of a major customer was largely replaced during the year. Gross profit for the segment increased by $0.1 million in 2000 to $3.4 million (12.9% of segment net revenues) from $3.3 million (17.5% of segment net revenues) in 1999. The reduction in gross margin was due to the impact of higher fixed overhead in 2000 related to the acquisition of the Bossier City operation on July 1, 1999. Income from operations was $0.6 million in both 2000 and 1999.
     Net interest expense increased by $6.4 million to $9.0 million in 2000 primarily as a result of higher outstanding borrowings on the Company's revolving and term debt credit

                                                                RESULTS

facilities compared to the prior year. Higher borrowing levels were required to finance the Company's acquisitions, particularly the $81.7 million purchase of SEI on September 30, 1999.
     The effective income tax rate for both 2000 and 1999 was 40%, resulting in total tax expense of $8.7 million in 2000 and $4.9 million in 1999. As a result of the foregoing, net income increased 78.4% to $13.0 million (3.6% of consolidated net revenues) in 2000 from $7.3 million (4.4% of consolidated net revenues) in 1999.

OUTLOOK FOR 2002 AND FUTURE YEARS
For fiscal 2002, the Company is forecasting an increase in net revenues, without consideration for any future acquisitions, of between 5% and 6% to approximately $410 million to $415 million for the year. The Company anticipates the revenue mix between its four business segments to be similar to that reported for fiscal 2001. Contract gross margins for fiscal 2002 are expected to remain at between 20% and 21% of net revenues with many key defense programs in their more predictable and stable production phases. Selling, general and administrative expenses are forecasted to increase slightly in 2002 primarily reflecting higher wage and benefit costs as well as increased internal research and development and bid and proposal activity. Accordingly, the Company's fiscal 2002 operating margin is expected to approximate 10% of consolidated net revenues, before considering the impact of an accounting change related to the amortization of goodwill, as discussed below.
     On November 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 142 (SFAS 142), "General and Other Intangible Assets." In conjunction with the implementation of this new standard, beginning in the first quarter of fiscal 2002, the Company will no longer record a periodic amortization charge against its existing goodwill balances. Goodwill totaled $71.4 million at the end of fiscal 2001. Rather, the Company will measure for impairment annually. This impairment test will be performed at the operating unit level and will compare the current fair value of the operating unit with the recorded amounts. Any impairment will be recorded as an operating expense.
     The Company anticipates that cash flows generated from strong operating earnings growth will be used to continue to pay down its bank debt in fiscal 2002, reducing its interest costs to approximately $3.5 million for the year. In addition, the implementation of certain income tax planning strategies, particularly in the state tax area, have allowed the Company to reduce its ongoing consolidated effective income tax rate to approximately 39%. Reflecting the above forecasted assumptions, the Company expects to achieve fiscal 2002 net earnings of between approximately $24 million and $25 million yielding diluted earnings per share of between $2.20 and $2.30 for 2002.
     The Company continues to believe that significant consolidation opportunities exist within the military support equipment and electronics segments of the defense industry in response to (i) the current fragmentation within the industry; (ii) the DoD's emphasis on awarding contracts on the basis of "best value"; and (iii) the DoD's increasing reliance on the engineering and design capabilities of contractors. The Company's focus for 2002 includes the continued rationalization of its existing defense operations in order to leverage its infrastructure and achieve additional operational synergies. The Company continues to pursue potential defense acquisitions. However, any such transaction must be immediately accretive to earnings, must bring significant increases in revenues and backlog, and must provide long-term value to its shareholders.

LIQUIDITY AND CAPITAL RESOURCES
The Company's working capital needs are generally funded through cash flow from operations and the revolving line of credit. At October 31, 2001, the Company's working capital and ratio of current assets to current liabilities were $41.3 million and 1.59 to 1, respectively, compared with $17.1 million and 1.20 to 1 a year ago. The Company generated operating cash flows of $17.8 million in 2001 compared to $21.0 million in 2000. Investment in property, plant and equipment totaled $1.8 million and $3.9 million, respectively, for 2001 and 2000. The Company anticipates that capital expenditures in 2002 should not exceed $6.0 million. Management believes that cash flow generated from operations, together with the available line of credit, will provide the necessary resources to meet the needs of the Company for the foreseeable future.
     In conjunction with the acquisition of SEI in September 1999, the Company entered into a new credit agreement to provide a $90 million term loan and a $55 million revolving credit facility. The Company's primary sources of short-term financing are from cost reimbursements under contracts with the U.S. government via receipt of progress payments, billings for delivered products and borrowings under the revolving line of credit. As of October 31, 2001, the Company had $0.7 million outstanding against the revolving line of credit, remaining availability under the revolving line of credit of $46.9 million and a cash balance of $1.0 million.
     On November 1, 2000, the Company adopted Statement of Financial Accounting Standards No. 133 (SFAS 133),

RESULTS


"Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 137 and SFAS 138. The effect of adopting SFAS 133 was immaterial based on the fair value of the Company's derivative instruments at the date of adoption. During the year ended October 31, 2001, the Company's derivative contracts consisted only of interest rate swaps used by the Company to convert a portion of its variable rate long-term debt to fixed rates. At October 31, 2001, the Company recorded a liability of approximately $1.4 million related to the fair value of those interest rate swap agreements, which are designated as and considered highly effective cash flow hedges of the Company's forecasted variable rate interest payments. The entire corresponding loss, net of income tax, was recorded in shareholders' equity as accumulated other comprehensive loss. The Company does not expect to reclassify any of the loss to current earnings during the next 12 months.
     In April 1999, the Company issued an additional 2.0 million shares of common stock through a public offering, resulting in net proceeds of $25.6 million. A portion of the proceeds was used to repay borrowings under the Company's revolving line of credit agreement with the remainder used to repay a portion of the Company's term debt.

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

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
In June 2001, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards No. 141 (SFAS 141), "Business Combinations," and No. 142 (SFAS 142), "Goodwill and Other Intangible Assets." Under SFAS 141 and SFAS 142, goodwill and other intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to periodic impairment tests. All other intangible assets will continue to be amortized over their useful lives. In addition, SFAS 141 eliminates the pooling-of-interests method of accounting for business combinations.
     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 addresses the financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS 144 retains the guidance related to calculating and recording impairment losses, but adds guidance on the accounting for discontinued operations, previously accounted for under Accounting Principles Board Opinion 30. SFAS 144 is effective for fiscal years beginning after December 15, 2001, and the Company does not expect the adoption of SFAS 144 to have a material effect on its financial position, results of operations or liquidity.

FORWARD-LOOKING STATEMENTS
In addition to historical information, this Annual Report includes certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. The forward-looking statements involve certain risks and uncertainties, including but not limited to 2002 forecasted results, acquisitions, additional financing requirements, the decision of any of the Company's key customers (including the U.S. government) to reduce or terminate orders with the Company, cutbacks in defense spending by the U.S. government and increased competition in the Company's markets, which could cause the Company's actual results to differ materially from those projected in, or inferred by, the forward-looking statements.

                                                           RESULTS

- ----------------------------------------------------------------------------------------------------------

      CONSOLIDATED BALANCE SHEETS    IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

- ----------------------------------------------------------------------------------------------------------
      October 31                                                                   2001              2000
      ----------------------------------------------------------------------------------------------------
      ASSETS

      CURRENT ASSETS
      Cash and cash equivalents                                                $  1,015          $    719
      Accounts receivable, net                                                   34,028            33,964
      Contracts in process and inventories, net                                  53,984            57,465
      Refundable income taxes                                                                       2,425
      Deferred income taxes                                                      19,901             6,360
      Prepaid expenses and other assets                                           2,309             1,942
      ----------------------------------------------------------------------------------------------------
      Total Current Assets                                                      111,237           102,875

      PROPERTY, PLANT AND EQUIPMENT
      Land                                                                        4,885             4,885
      Buildings and improvements                                                 36,387            35,891
      Machinery and equipment                                                    35,904            35,242
      Furniture and fixtures                                                      3,441             3,297
      ----------------------------------------------------------------------------------------------------
                                                                                 80,617            79,315
      Less accumulated depreciation                                              27,947            22,432
      ----------------------------------------------------------------------------------------------------
                                                                                 52,670            56,883
      Goodwill, less accumulated amortization of $8,799 and $5,649               71,427            74,577
      Other assets                                                                5,101             4,017
      ----------------------------------------------------------------------------------------------------
      Total Assets                                                             $240,435          $238,352
      ----------------------------------------------------------------------------------------------------

      LIABILITIES AND SHAREHOLDERS' EQUITY

      CURRENT LIABILITIES
      Notes payable                                                            $    700          $ 16,300
      Current maturities of long-term debt                                       21,038            17,038
      Accounts payable                                                           21,940            26,826
      Income taxes payable                                                          638
      Accrued employee compensation                                              16,080            14,457
      Other liabilities                                                           9,576            11,197
      ----------------------------------------------------------------------------------------------------
      Total Current Liabilities                                                  69,972            85,818
      Long-term debt                                                             42,000            63,028
      Deferred income taxes                                                       1,142             1,861
      ESOP guaranteed bank loan                                                                       431
      Other liabilities                                                          17,929             8,714
      Commitments and contingencies (Note K)

      SHAREHOLDERS' EQUITY
      Common stock, par value $.01 per share; 30,000 shares
       authorized; 11,672 and 8,298 shares issued                                   117                83
      Additional paid-in capital                                                 85,682            49,365
      Retained earnings                                                          61,823            43,571
      Accumulated other comprehensive loss                                       (5,554)
      ----------------------------------------------------------------------------------------------------
                                                                                142,068            93,019
      Less ESOP guaranteed bank loan                                                                  431
      Less treasury stock at cost, 1,467 and 1,042 shares                        32,676            14,088
      ----------------------------------------------------------------------------------------------------
      Total Shareholders' Equity                                                109,392            78,500
      ----------------------------------------------------------------------------------------------------
      Total Liabilities and Shareholders' Equity                               $240,435          $238,352
      ----------------------------------------------------------------------------------------------------

      See Notes to Consolidated Financial Statements.

RESULTS

- ----------------------------------------------------------------------------------------------------------

      CONSOLIDATED STATEMENTS OF INCOME    IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

- ----------------------------------------------------------------------------------------------------------
      Year Ended October 31                                            2001           2000           1999
      ----------------------------------------------------------------------------------------------------
      Net revenues                                                 $390,468       $361,489       $165,256
      Cost of revenues                                              311,789        292,035        133,377
      ----------------------------------------------------------------------------------------------------
      Gross profit                                                   78,679         69,454         31,879
      Selling, general and administrative expense                    42,311         38,736         17,223
      ----------------------------------------------------------------------------------------------------
      Income from operations                                         36,368         30,718         14,656
      Interest expense                                               (6,118)        (9,119)        (2,730)
      Interest income                                                   214            140            130
      Gain (loss) on sale of assets                                     (11)            (4)           124
      ----------------------------------------------------------------------------------------------------
      Income before income taxes                                     30,453         21,735         12,180
      Income tax provision                                           11,877          8,695          4,871
      ----------------------------------------------------------------------------------------------------
      Net income                                                   $ 18,576       $ 13,040       $  7,309
      ----------------------------------------------------------------------------------------------------
      Earnings per share:
         Basic                                                     $   1.99       $   1.49       $   0.98
         Diluted                                                   $   1.83       $   1.44       $   0.96
      ----------------------------------------------------------------------------------------------------

     See Notes to Consolidated Financial Statements.



- --------------------------------------------------------------------------------------------------------------------------------

  CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY    IN THOUSANDS

- --------------------------------------------------------------------------------------------------------------------------------
                                                                               Accumulated
                                                     Additional                      Other        ESOP
                                             Common     Paid-in    Retained  Comprehensive  Guaranteed    Treasury
                                              Stock     Capital    Earnings           Loss   Bank Loan       Stock       Total
  ------------------------------------------------------------------------------------------------------------------------------
  Balance at October 31, 1998                  $ 55     $11,082     $23,683       $              $(726)   $ (3,928)    $ 30,166
  Net income                                                          7,309                                               7,309
  Cash dividends                                                       (211)                                               (211)
  Issuance of common stock                       20      25,530                                                          25,550
  Exercise of stock options                                 124                                                             124
  Reduction of ESOP guaranteed bank loan                                                           148                      148
  Purchase of treasury stock                                                                                   (65)         (65)
  Issuance of treasury stock                                296                                                105          401
  ------------------------------------------------------------------------------------------------------------------------------
  Balance at October 31, 1999                    75      37,032      30,781                       (578)     (3,888)      63,422
  Net income                                                         13,040                                              13,040
  Cash dividends                                                       (250)                                               (250)
  Exercise of stock options                       8      11,449                                                          11,457
  Reduction of ESOP guaranteed bank loan                                                           147                      147
  Purchase of treasury stock                                                                               (10,576)     (10,576)
  Issuance of treasury stock                                884                                                376        1,260
  ------------------------------------------------------------------------------------------------------------------------------
  Balance at October 31, 2000                    83      49,365      43,571                       (431)    (14,088)      78,500
  Comprehensive income:
    Net income                                                       18,576                                              18,576
    Other components of comprehensive
     income, net of tax:
      Minimum pension liability adjustment                                         (4,670)                               (4,670)
      Adjustment to fair value of derivatives                                        (884)                                 (884)
                                                                                                                       --------
  Comprehensive income                                                                                                   13,022
                                                                                                                       --------
  Cash dividends                                                       (324)                                               (324)
  Exercise of stock options                      15      35,866                                                          35,881
  Reduction of ESOP guaranteed bank loan                                                           431                      431
  Purchase of treasury stock                                                                               (18,675)     (18,675)
  Issuance of treasury stock                                470                                                 87          557
  Five-for-four stock split                      19         (19)
  ------------------------------------------------------------------------------------------------------------------------------
  Balance at October 31, 2001                  $117     $85,682     $61,823       $(5,554)       $        $(32,676)    $109,392
  ------------------------------------------------------------------------------------------------------------------------------

  See Notes to Consolidated Financial Statements.

                                                            RESULTS

- ----------------------------------------------------------------------------------------------------

      CONSOLIDATED STATEMENTS OF CASH FLOWS    IN THOUSANDS

- ----------------------------------------------------------------------------------------------------
      Year Ended October 31                                            2001        2000        1999
      ----------------------------------------------------------------------------------------------
      CASH FLOW FROM OPERATING ACTIVITIES
         Net income                                                $ 18,576    $ 13,040    $  7,309
         Adjustments to reconcile net income
            to net cash provided by (used in) operations:
              Depreciation and amortization                           9,947      10,435       4,325
              Deferred income taxes                                   3,539       2,521      (1,157)
              Loss (gain) on sale of assets                              11           4        (124)
      ----------------------------------------------------------------------------------------------
         Cash provided before changes in operating
            assets and liabilities, excluding the effects
            of acquisitions                                          32,073      26,000      10,353
         Changes in operating assets and liabilities:
              Accounts receivable                                       (64)    (10,100)         17
              Contracts in process and inventories                    3,481       7,258     (13,223)
              Accounts payable                                       (4,886)     (1,050)      3,061
              Current income taxes                                    3,063      (3,490)      2,037
              Net changes in other assets and liabilities           (15,855)      2,351      (6,802)
      ----------------------------------------------------------------------------------------------
         Net cash provided by (used in) operations                   17,812      20,969      (4,557)
      ----------------------------------------------------------------------------------------------

         CASH FLOW FROM INVESTING ACTIVITIES
         Purchase of SEI, net of cash acquired                                              (81,699)
         Purchase of Fermont, net of cash acquired                                          (10,092)
         Purchase of Bossier City                                                            (3,096)
         Additions to property, plant and equipment                  (1,782)     (3,853)     (1,593)
         Proceeds from sale of property, plant and equipment             12         309         147
      ----------------------------------------------------------------------------------------------
         Net cash used in investing activities                       (1,770)     (3,544)    (96,333)
      ----------------------------------------------------------------------------------------------

      CASH FLOW FROM FINANCING ACTIVITIES
         Net borrowings (payments) under line-of-credit agreement   (15,600)     (7,600)     23,900
         Proceeds of long-term debt                                                          90,000
         Payments of long-term debt                                 (17,028)    (10,047)    (43,871)
         Issuance of common stock                                                            25,550
         Exercise of stock options                                   35,881      11,457         124
         Purchase of treasury stock                                 (18,675)    (10,576)        (65)
         Cash dividends                                                (324)       (250)       (211)
      ----------------------------------------------------------------------------------------------
         Net cash provided by (used in) financing activities        (15,746)    (17,016)     95,427
      ----------------------------------------------------------------------------------------------
         Net increase (decrease) in cash and cash equivalents           296         409      (5,463)
         Cash and cash equivalents at beginning of year                 719         310       5,773
      ----------------------------------------------------------------------------------------------
         Cash and Cash Equivalents at End of Year                  $  1,015    $    719    $    310
      ----------------------------------------------------------------------------------------------

        See Notes to Consolidated Financial Statements.

RESULTS

- --------------------------------------------------------------------------

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS    IN THOUSANDS, EXCEPT PER
                                                SHARE AMOUNTS

- --------------------------------------------------------------------------

NOTE A: SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Engineered Support Systems, Inc. (Company) and its wholly owned subsidiaries, which include Systems & Electronics Inc. (SEI), Engineered Air Systems, Inc. (Engineered Air), Keco Industries, Inc. (Keco), Engineered Coil Company, d/b/a Marlo Coil (Marlo Coil), Engineered Electric Company, d/b/a Fermont (Fermont) and Engineered Specialty Plastics, Inc. (ESP). All material intercompany accounts and transactions have been eliminated in consolidation.
     USE OF ESTIMATES: In preparing these financial statements, management makes estimates and uses assumptions that affect some of the reported amounts and disclosures. Actual results could differ from these estimates and assumptions.
     CASH AND CASH EQUIVALENTS: Cash equivalents include temporary investments with original maturities of three months or less.
     REVENUE RECOGNITION: Revenues on long-term contracts performed by SEI, Engineered Air, Keco and Fermont, substantially all of which are with the U.S. government, are recognized under the percentage of completion method and include a proportion of the earnings that are expected to be realized on the contract in the ratio that production measures, primarily labor, incurred bear to the estimated production measures for the contract. Earnings expectations are based upon estimates of contract values and costs at completion. Contracts in process are reviewed on a periodic basis. Adjustments to revenues and earnings are made in the current accounting period based upon revisions in contract values and estimated costs at completion. Provisions for estimated losses on contracts are recorded when identified. On substantially all sales, Marlo Coil and ESP recognize revenue when title passes to the customer.
     FAIR VALUE OF FINANCIAL INSTRUMENTS: For purposes of financial reporting, the Company has determined that the fair value of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and long-term debt, approximates book value at October 31, 2001 and 2000, based on either their short-term nature or on terms currently available to the Company in financial markets.
     CREDIT RISK: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. At October 31, 2001 and 2000, the Company's cash and cash equivalents were primarily invested in money market accounts at a financial institution. Management believes the credit risk is limited due to the short-term nature of these funds. Management believes the credit risk related to accounts receivable is limited due to the fact that 71% and 62%, respectively, of accounts receivable at October 31, 2001 and 2000 are due from the U.S. government and its agencies. Allowances for anticipated doubtful accounts are provided based on historical experience and evaluation of specific accounts. The allowance for doubtful accounts was $321 and $241 at October 31, 2001 and 2000, respectively.
     CONTRACTS IN PROCESS AND INVENTORIES: Contracts in process and inventories represent accumulated contract costs, estimated earnings thereon based upon the percentage of completion method and contract inventories reduced by the contract value of delivered items of SEI, Engineered Air, Keco and Fermont. Accumulated contract costs and inventories are stated at actual costs incurred and consist of direct engineering, production, tooling, applicable overhead and other costs (excluding selling, general and administrative costs which are charged against income as incurred). Title to or a security interest in certain items included in contracts in process and inventories is vested in the U.S. government by reason of the progress payment provisions of related contracts. In accordance with industry standards, contracts in process and inventories related to long-term contracts are classified as current assets although a portion may not be realized within one year.
     Inventories of Marlo Coil and ESP are valued at the lower of cost or market using the first-in, first-out method.
     PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are stated at cost and are depreciated using the straight-line

                                                                 RESULTS



method over their estimated useful lives of 15 to 40 years for buildings and improvements, five to 15 years for machinery and equipment, and three to 10 years for furniture and fixtures.
     INCOME TAXES: The income tax provision is based on earnings reported in the financial statements. Deferred income taxes are provided for the tax effects of temporary differences between financial and income tax reporting using current statutory tax rates.
     GOODWILL: Goodwill recorded in connection with purchase transactions is being amortized on a straight-line basis over approximately 25 years.
     IMPAIRMENT OF LONG-LIVED ASSETS: Long-lived assets, including goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and the carrying value of the asset.
     EARNINGS PER SHARE: Basic earnings per share for 2001, 2000 and 1999 are based on average basic common shares outstanding, after the effect of the stock split described in Note L, of 9,357, 8,774 and 7,408, respectively. Diluted earnings per share for 2001, 2000 and 1999 are based on average diluted common shares outstanding, after the effect of the stock split described in Note L, of 10,144, 9,081 and 7,602, respectively. Average diluted common shares outstanding include common stock equivalents, which represent common stock options as computed using the treasury stock method.
     TREASURY STOCK: Shares of treasury stock are valued at cost using the first-in, first-out method.
     INDUSTRY INFORMATION: SEI, Engineered Air, Keco and Fermont design and manufacture military support equipment and substantially all revenues for these subsidiaries are related to contracts with the U.S. government. Marlo Coil manufactures and sells heat transfer and air handling equipment primarily to defense contractors, mechanical contractors and industrial users. ESP manufactures and sells injection-molded plastic products, and manufactures and distributes a proprietary line of faucets.
     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS: In June 2001, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards No. 141 (SFAS 141), "Business Combinations," and No. 142 (SFAS 142), "Goodwill and Other Intangible Assets." Under SFAS 141 and SFAS 142, goodwill and other intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to periodic impairment tests. All other intangible lives will no longer be amortized over their useful lives. In addition, SFAS 141 eliminates the pooling-of-interests method of accounting for business combinations.
     The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of SFAS 142 is expected to result in a $3.2 million decrease in amortization expense and a $1.9 million after-tax increase in net income in 2002. In addition, goodwill recorded as a result of any acquisitions completed subsequent to the issuance of SFAS 141 and SFAS 142 will not be amortized. Within six months of adoption, the Company will perform the first of the required impairment tests of existing goodwill and indefinite lived intangible assets as of November 1, 2001. The Company does not expect these impairment tests to have a material impact on the earnings, financial position or liquidity of the Company.
     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 addresses the financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS 144 retains the guidance related to calculating and recording impairment losses, but adds guidance on the accounting for discontinued operations, previously accounted for under Accounting Principles Board Opinion 30. SFAS 144 is effective for fiscal years beginning after December 15, 2001, and the Company does not expect the adoption of SFAS 144 to have a material effect on its financial position, results of operations or liquidity.

NOTE B: ACQUISITIONS
On February 22, 1999, the Company acquired substantially all of the net assets of the Fermont division of Dynamics Corporation of America, a manufacturer of electrical generator sets primarily for the U.S.
Department of Defense (DoD), for approximately $10.1 million. The fair value of assets acquired was $14.4 million

RESULTS

and liabilities assumed totaled $4.3 million. The purchase price was financed with available cash resources and short-term borrowings under the Company's revolving credit facility. The operating results of Fermont are included in the Company's consolidated results of operations from the date of acquisition.
     Effective July 1, 1999, the Company acquired the inventory, fixed assets, existing operations and customer base of the Bossier City division of Engineered Products, Inc. (Bossier City) for approximately $3.1 million. The fair value of assets acquired was $3.1 million. The purchase price was financed with short-term borrowings under the Company's revolving credit facility. The operating results of Bossier City are included in the Company's consolidated results of operations from the date of acquisition.
     Effective September 30, 1999, the Company acquired all of the outstanding stock of SEI, a manufacturer of military support equipment, from ESCO Electronics Corporation for approximately $81.7 million. The purchase price is net of $4.2 million of cash acquired. The transaction has been treated as an asset purchase pursuant to Section 338(h)(10) of the Internal Revenue Code. The fair value of the assets acquired, including goodwill of $54.2 million, was $127.6 million and liabilities assumed totaled $45.9 million. The purchase price was financed with term debt as provided under the Company's credit agreement discussed in Note
E. The operating results of SEI are included in the Company's consolidated results of operations from the date of acquisition.
     The following unaudited pro forma summary presents the combined historical results of operations for the year ended October 31, 1999, as adjusted to reflect the purchase transactions assuming the acquisitions had occurred at November 1, 1998. These pro forma results are not necessarily indicative of the combined results that would have occurred had the acquisitions actually taken place on November 1, 1998, nor are they necessarily indicative of the combined results that may occur in the future.

- -----------------------------------------------------------------------
Year Ended October 31                                             1999
- -----------------------------------------------------------------------
Net revenues                                                  $352,174
- -----------------------------------------------------------------------
Net income                                                    $ 10,020
- -----------------------------------------------------------------------
Basic earnings per share                                      $   1.35
- -----------------------------------------------------------------------
Diluted earnings per share                                    $   1.32
- -----------------------------------------------------------------------

NOTE C: ACCOUNTS RECEIVABLE
Accounts receivable includes amounts due from the U.S. government and its agencies of $24,114 and $21,095 at October 31, 2001 and 2000, respectively.

NOTE D: CONTRACTS IN PROCESS AND INVENTORIES
Contracts in process and inventories are comprised of the following:

- -----------------------------------------------------------------------
October 31                                        2001            2000
- -----------------------------------------------------------------------
Raw materials                                  $ 5,889         $ 5,644
Work-in-process                                  1,902             324
Finished goods                                   1,377           2,518
Inventories substantially applicable
   to government contracts in process,
   reduced by progress payments of
   $59,069 and $51,384                          44,806          48,979
- -----------------------------------------------------------------------
                                               $53,984         $57,465
- -----------------------------------------------------------------------

     Contracts in process and inventories at October 31, 2001 and 2000 include estimated revenue of $83,341 and $63,431, respectively, representing accumulated contract costs and related estimated earnings on uncompleted government contracts.

NOTE E: NOTES PAYABLE AND LONG-TERM DEBT
Effective September 30, 1999, the Company entered into a new bank credit agreement, which provided a $90 million term loan and a $55 million revolving credit facility. Quarterly principal payments on the term loan began on December 31, 1999, with the final payment due in September 2004. Borrowings under the term loan and the revolving credit facility are subject to interest,

                                                                RESULTS



at the Company's option, at either the London Interbank Offered Rate (LIBOR) plus an applicable margin or at the prime rate plus an applicable margin. The margin applicable to LIBOR varies from 1.0% to 2.25% and the margin applicable to the prime rate varies from 0.0% to 1.0% depending upon the Company's ratio of total indebtedness to earnings before interest, taxes, depreciation and amortization (leverage ratio). At October 31, 2001, the average variable interest rate under the credit agreement was 3.40%, and the Company had $46.9 million of availability under the revolving credit facility, which carries an unused commitment fee of 0.3% to 0.5% depending on the Company's leverage ratio. As of October 31, 2001, the Company had converted $33.6 million of variable rate term debt to fixed rates via interest rate swaps with three financial institutions. The notional amounts of the swaps are reduced over time to reflect scheduled principal payments and the fixed rate is capped at 6.545% to 6.60%, plus the Company's borrowing margin applicable to LIBOR. Including the impact of interest rate swaps, the Company's effective interest rate at October 31, 2001 was 5.61%.
     The credit agreement contains certain covenants, including maintaining net worth of at least $55 million plus 50% of quarterly net income after July 31, 1999 and maintaining a leverage ratio no greater than 3.25 to 1 from May 1, 2000 to October 31, 2000, no greater than
2.75 to 1 from November 1, 2000 to October 31, 2001 and no greater than
2.50 to 1 subsequent to October 31, 2001. Pursuant to the terms of the credit agreement, the Company is subject to various other financial and operating covenants and maintenance criteria, including restrictions on the Company's ability to incur additional indebtedness, make capital expenditures, create liens, dispose of material assets and enter into merger transactions and lease agreements, and requirements to maintain certain levels of fixed charge coverage. At October 31, 2001, the Company was in compliance with all covenants of its credit agreement. No compensating balance is required or maintained related to the agreement.
     Long-term debt consists of:

- ----------------------------------------------------------------------
Year Ended October 31                             2001           2000
- ----------------------------------------------------------------------
Term loan, variable rate equal to the
   lesser of LIBOR plus applicable margin
   or prime rate plus applicable margin
   payable in quarterly installments, with
   a final payment of $5,250 in 2004           $63,000        $80,000
Other                                               38             66
- ----------------------------------------------------------------------
                                                63,038         80,066
Less current maturities                         21,038         17,038
- ----------------------------------------------------------------------
                                               $42,000        $63,028
- ----------------------------------------------------------------------

     The Company had previously guaranteed a bank term loan for the Engineered Support Systems, Inc. Employee Stock Ownership Plan (ESOP). As loan payments were made, shares, which had been purchased with proceeds from the loan, were released and allocated to participant accounts. The bank held the unallocated shares as collateral for the loan. The October 31, 2000 loan balance of $431 was paid off in December 2000.
     Average borrowings under the revolving credit facility totaled $12.2 million for the year ended October 31, 2001. Borrowings under the revolving credit facility and the bank term loan are secured by substantially all assets of the Company and its subsidiaries and are guaranteed by the Company.
     Annual principal payments of long-term debt are as follows:

- ----------------------------------------------------------------------
Year Ended October 31
- ----------------------------------------------------------------------
2002                                                          $21,038
2003                                                           21,000
2004                                                           21,000
- ----------------------------------------------------------------------
                                                              $63,038
- ----------------------------------------------------------------------

     Interest paid was $5,906, $9,865 and $2,013 in 2001, 2000 and
1999, respectively.

NOTE F: DERIVATIVES AND HEDGING ACTIVITY
On November 1, 2000, the Company adopted Statement of Financial
Accounting Standards No. 133 (SFAS 133),

RESULTS


"Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 137 and SFAS 138. The effect of adopting SFAS 133 was immaterial based on the fair value of the Company's derivative instruments at the date of adoption.
     In accordance with SFAS 133, derivative financial instruments are recognized on the balance sheet at fair value. Changes in the fair value of a derivative instrument designated as "fair value" hedges, along with the corresponding change in fair value of the hedged asset or liability, are recorded in current period earnings. Changes in the fair value of derivative instruments designated as "cash flow" hedges, to the extent the hedges are highly effective, are recorded in other comprehensive income, net of related tax effects. The ineffective portion of the cash flow hedge, if any, is recognized in current period earnings. Other comprehensive income is relieved when current earnings are affected by the variability of cash flows.
     The Company formally designates derivatives as hedging instruments on the date the derivative contract is entered into. This process includes linking derivative instruments designated as hedges to specific assets, liabilities or firm commitments, or to specific forecasted transactions. The Company evaluates, both at inception of the hedge and on an ongoing basis, whether derivatives used as hedging instruments are highly effective in offsetting the changes in the fair value or cash flows of hedged items. If it is determined that a derivative is not highly effective as a hedge or ceases to be highly effective, the Company discontinues hedge accounting prospectively.
     During the period ended October 31, 2001, the Company's derivative contracts consisted only of interest rate swaps used by the Company to convert a portion of its variable rate long-term debt to fixed rates. At October 31, 2001, the Company recorded a liability of $1,449 related to the fair value of those interest rate swap agreements which are designated as and considered highly effective cash flow hedges of the Company's forecasted variable rate interest payments. The entire corresponding loss, net of income tax, is recorded in shareholders' equity as accumulated other comprehensive loss. The Company does not expect to reclassify any of this loss to current earnings during the next 12 months.

NOTE G: INCOME TAXES
The income tax provision is comprised of the following:

- ----------------------------------------------------------------------
Year Ended October 31                    2001        2000        1999
- ----------------------------------------------------------------------
CURRENT:
Federal                               $ 6,669      $5,321     $ 5,284
State                                   1,669         853         744
- ----------------------------------------------------------------------
                                        8,338       6,174       6,028
- ----------------------------------------------------------------------
DEFERRED:
Federal                                 3,175       2,206        (997)
State                                     364         315        (160)
- ----------------------------------------------------------------------
                                        3,539       2,521      (1,157)
- ----------------------------------------------------------------------
                                      $11,877      $8,695     $ 4,871
- ----------------------------------------------------------------------

     The deferred income tax provision (benefit) results from the following temporary differences:

- ----------------------------------------------------------------------
Year Ended October 31                    2001        2000       1999
- ----------------------------------------------------------------------
Uncompleted contracts                 $(1,033)     $  732    $(1,988)
Depreciation                            1,873         632        106
Goodwill amortization                     759         746        337
Contributions to employee
   benefit plans                          185         475        109
Other, net                              1,755         (64)       279
- ----------------------------------------------------------------------
                                      $ 3,539      $2,521    $(1,157)
- ----------------------------------------------------------------------

     Deferred income tax liabilities (assets) are comprised of the following:

- ------------------------------------------------------------
Year Ended October 31                    2001          2000
- ------------------------------------------------------------
Depreciation                         $  5,116       $ 3,326
Uncompleted contracts                  (1,896)         (885)
Employee benefits                      (4,520)       (4,826)
Goodwill                                1,955         1,226
Asset reserves                         (1,012)       (1,030)
Stock options                         (15,156)       (2,873)
Net operating loss and tax
   credit carryforwards                  (110)         (111)
Other                                  (3,136)          674
- ------------------------------------------------------------
                                     $(18,759)      $(4,499)
- ------------------------------------------------------------

The change in the stock option component of deferred income tax liabilities (assets) indicated above is recorded directly to shareholders' equity.

                                                              RESULTS


     Deferred income tax liabilities (assets) are presented on the Consolidated Balance Sheets as follows:

- ----------------------------------------------------------------------
Year Ended October 31                            2001           2000
- ----------------------------------------------------------------------
Current assets                               $(19,901)       $(6,360)
Noncurrent liabilities                          1,142          1,861
- ----------------------------------------------------------------------
                                             $(18,759)       $(4,499)
- ----------------------------------------------------------------------

     A reconciliation between the income tax provision and the annual amount computed by applying the statutory federal income tax rate to income before income taxes is as follows:

- ----------------------------------------------------------------------
Year Ended October 31                    2001        2000        1999
- ----------------------------------------------------------------------
Income tax provision at
   statutory federal rate             $10,659      $7,607      $4,163
State income taxes and
   other, net                           1,218       1,088         708
- ----------------------------------------------------------------------
                                      $11,877      $8,695      $4,871
- ----------------------------------------------------------------------

     Income taxes paid were $4,587, $9,110 and $3,929 in 2001, 2000 and
1999, respectively.

NOTE H: SHAREHOLDERS' EQUITY
On April 23, 1999, the Company sold, pursuant to an underwritten public offering, 2.0 million shares of its common stock resulting in net proceeds of $25.6 million. A portion of the proceeds was used to repay borrowings under the Company's line-of-credit with the remainder used to repay a portion of the Company's long-term debt.
     The Company has established plans whereby options may be granted to employees and directors of the Company to purchase shares of the Company's common stock. Options granted are at an option price equal to the market value on the date the option is granted. Subject to continuation of employment, all options must be exercised within five years from the date of grant and are exercisable at any time during this period. As of October 31, 2001, 630 shares of unissued common stock were authorized and reserved for outstanding options, which had a weighted average remaining contractual life of 3.8 years at that date.
     The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for the stock option plans. Accordingly, no compensation expense has been recognized for stock option awards. Had compensation expense for the Company's stock option awards been determined based upon their grant date fair value consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," the Company's net income would have been reduced by $3,925, or $.39 per average diluted common share outstanding, in 2001 and $1,554, or $.17 per average diluted common share outstanding, in 2000. The fair value of options at the grant date was estimated using the Black-Scholes model with the following weighted average assumptions for 2001 and 2000, respectively: an expected life of 1.5 years and 1.9 years, volatility of 58% and 48%, a dividend yield of 0.16% and 0.25%, and a risk-free interest rate of 4.27% and 6.55%.
     The weighted average fair value of options granted in 2001 and 2000 was $5.28 and $3.30, respectively. Transactions involving the stock option plans are as follows:

- ----------------------------------------------------------------------
                                          Shares      Price per share
- ----------------------------------------------------------------------
Outstanding at October 31, 1999              986     $ 2.26 to $13.40
Options granted                              980     $ 8.65 to $ 9.60
Options exercised                           (992)    $ 2.26 to $ 8.75
- ----------------------------------------------------------------------
Outstanding at October 31, 2000              974     $ 3.27 to $13.40
Options granted                            1,218     $17.10 to $29.90
Options forfeited                             (1)              $ 8.65
Options exercised                         (1,561)    $ 3.27 to $29.90
- ----------------------------------------------------------------------
Outstanding at October 31, 2001              630     $ 6.60 to $29.90
- ----------------------------------------------------------------------

     The following table summarizes information for stock options outstanding at October 31, 2001:

- -------------------------------------------------------------------------
                                                    Weighted    Weighted
                                                     Average     Average
                                         Options   Remaining    Exercise
Range of Exercise Prices             Outstanding        Life       Price
- -------------------------------------------------------------------------
$ 6.60 to $ 8.75                             173   3.2 years      $ 8.66
$ 9.40 to $13.40                              84   2.5 years      $10.03
$17.50 to $29.90                             373   4.4 years      $18.04
- -------------------------------------------------------------------------

NOTE I: PENSION AND OTHER POSTRETIREMENT BENEFITS
Effective September 30, 1999, the Company acquired SEI and assumed the pension and other postretirement benefit plans

RESULTS


related to SEI's employees and nonemployee participants. Substantially all employees of SEI are covered by defined benefit or defined contribution pension plans. In addition, certain retirees of SEI are eligible for postretirement health and life insurance benefits. As a result, a net pension liability of $4,860 was assumed as of the acquisition date, representing a $68,822 benefit obligation net of $63,962 in the fair value of related plan assets. The Company also assumed an unfunded postretirement benefit liability of $9,077 as of the acquisition date. To qualify for postretirement health and life insurance benefits, an SEI employee must retire at age 55 or later and the employee's age plus service must equal or exceed 75. Retiree contributions are defined as a percentage of medical premiums. Consequently, retiree contributions increase with increases in the medical premiums. The life insurance plans are noncontributory and provide coverage of a flat dollar amount for qualifying retired SEI employees.
     All full-time employees of Engineered Air who are covered by a collective bargaining agreement are also covered by a defined benefit pension plan. These SEI and Engineered Air benefits are provided under defined benefit pay-related and flat-dollar plans, which are primarily noncontributory. Annual Company contributions to retirement plans equal or exceed the minimum funding requirements of the Employee Retirement Income Security Act or other applicable regulations.
     The components of pension and other postretirement benefit costs are presented below for 2001, 2000 and 1999:

- ------------------------------------------------------------------------
                                           2001        2000       1999
- ------------------------------------------------------------------------

PENSION BENEFITS
Service cost                             $ 2,234     $ 2,273      $ 430
Interest cost                              6,212       5,798        790
Expected return on
   plan assets                            (7,579)     (7,116)      (999)
Amortization of prior
   service cost                              102          46         51
Recognized actuarial
   loss (gain)                              (116)         48         18
- ------------------------------------------------------------------------
Net pension costs                        $   853     $ 1,049      $ 290
- ------------------------------------------------------------------------

OTHER POSTRETIREMENT
BENEFITS
Service cost                             $   184     $   165      $  91
Interest cost                                596         638         59
Actuarial gain                               (43)         (7)
- ------------------------------------------------------------------------
Net other benefit costs                  $   737     $   796      $ 150
- ------------------------------------------------------------------------

     A reconciliation of the changes in the plans' benefit obligations and fair values of assets over the two-year period ending October 31, 2001 and a statement of the funded status at October 31, 2001 and 2000 follows:

- ------------------------------------------------------------------------
                                                       2001        2000
- ------------------------------------------------------------------------
PENSION BENEFITS

RECONCILIATION OF BENEFIT
OBLIGATION:
Benefit obligation at beginning of year            $ 80,065     $76,885
Service cost                                          2,234       2,273
Interest cost                                         6,212       5,798
Plan amendments                                                     616
Actuarial loss (gain)                                 4,838      (2,278)
Benefit payments                                     (3,349)     (3,229)
Other                                                   (40)
- ------------------------------------------------------------------------
Benefit obligation at October 31                   $ 89,960     $80,065
- ------------------------------------------------------------------------

RECONCILIATION OF FAIR VALUE
OF PLAN ASSETS:
Fair value of plan assets at
   beginning of year                               $ 77,379     $71,755
Actual return on plan assets                         (8,354)      6,677
Employer contributions                                  398       2,137
Benefit payments                                     (3,349)     (3,229)
Other                                                                39
- ------------------------------------------------------------------------
Fair value of plan assets
   at October 31                                   $ 66,074     $77,379
- ------------------------------------------------------------------------

FUNDED STATUS:
Funded status at October 31                        $(23,886)    $(2,686)
Unrecognized prior service cost                         936         948
Unrecognized actuarial loss (gain)                   20,419        (577)
- ------------------------------------------------------------------------
Accrued benefit cost                               $ (2,531)    $(2,315)
- ------------------------------------------------------------------------


- ------------------------------------------------------------------------
                                                       2001        2000
- ------------------------------------------------------------------------
OTHER POSTRETIREMENT BENEFITS

RECONCILIATION OF BENEFIT
OBLIGATION:
Benefit obligation at beginning of year            $  8,332     $ 9,187
Service cost                                            184         165
Interest cost                                           596         638
Actuarial loss (gain)                                   592        (499)
Benefit payments                                     (1,771)     (1,159)
- ------------------------------------------------------------------------
Benefit obligation at October 31                   $  7,933     $ 8,332
- ------------------------------------------------------------------------

RECONCILIATION OF FAIR VALUE
OF PLAN ASSETS:
Fair value of plan assets at
   beginning of year                               $            $
Employer contributions                                1,771       1,159
Benefit payments                                     (1,771)     (1,159)
- ------------------------------------------------------------------------
Fair value of plan assets at October 31            $            $

FUNDED STATUS:
- ------------------------------------------------------------------------
Funded status at October 31                        $ (7,933)    $(8,332)
Unrecognized actuarial loss (gain)                      254        (382)
- ------------------------------------------------------------------------
Accrued benefit cost                               $ (7,679)    $(8,714)
- ------------------------------------------------------------------------

                                                               RESULTS



     The amounts recognized in the Company's Consolidated Balance
Sheets as of October 31 were as follows:

- ------------------------------------------------------------------------
                                                   2001           2000
- ------------------------------------------------------------------------

PENSION BENEFITS
Prepaid benefit cost                            $ 4,739        $ 4,091
Accrued benefit cost                             (7,270)        (6,406)
Intangible asset                                    936
Additional minimum liability                     (8,591)
Other comprehensive loss                          7,655
- ------------------------------------------------------------------------
Net amount recognized                           $(2,531)       $(2,315)
- ------------------------------------------------------------------------

     The additional minimum pension liability of $8,591 at October 31, 2001 reflects the excess accumulated benefit obligation over plan assets and is included in other liabilities on the Consolidated Balance Sheets.

- ------------------------------------------------------------------------
                                                   2001           2000
- ------------------------------------------------------------------------

OTHER POSTRETIREMENT BENEFITS
Accrued benefit cost                            $(7,679)       $(8,714)
- ------------------------------------------------------------------------
Net amount recognized                           $(7,679)       $(8,714)
- ------------------------------------------------------------------------

     Assumptions used in accounting for the defined benefit plans in 2001, 2000 and 1999 were a discount rate of 7.25%, 7.75% and 7.75%, respectively, and an expected long-term rate of return on assets of 10.0%, 10.0% and 9.0%, respectively.
     Assumptions used in accounting for other postretirement benefits in 2001, 2000 and 1999 were a discount rate of 7.25%, 7.75% and 7.75%, respectively, and a health care cost trend of 5.5%, 6.0% and 6.5% in 2001, 2000 and 1999, respectively. A 1% increase in the health care cost trend rate for each year would increase the October 31, 2001 net benefit obligation by approximately $86, while a 1% decrease in the health care cost trend rate for each year would decrease the October 31, 2001 net benefit obligation by approximately $103.
     The Company has an Employee Stock Ownership Plan (ESOP) covering all salaried employees of Engineered Air, and all employees of ESP, Marlo Coil, Keco (effective January 1, 1999) and Fermont (effective April 1, 1999). The ESOP provides for a matching contribution by the Company of no less than 25% of each employee's contributions up to a maximum of 6% of the employee's earnings. The Company also makes discretionary annual contributions in an amount no less than the amount sufficient to pay the monthly installments of the ESOP bank loan (which was fully repaid in 2001). All employee and employer contributions to the ESOP are 100% vested. The Company has recorded expense based on contributions to the ESOP for the years ended October 31, 2001, 2000 and 1999 of $1,721, $1,459 and $1,129, respectively. Interest payments on the ESOP bank loan were $9, $44 and $49 in 2001, 2000 and 1999, respectively. The Company accounts for ESOP shares under the cash payment method. All ESOP shares are considered outstanding for purposes of computing earnings per share.

NOTE J: BUSINESS SEGMENT INFORMATION
The Company operates in four business segments: Light Military Support Equipment, Heavy Military Support Equipment, Electronics and Automation Systems, and Plastic Products. The Light Military Support Equipment segment engineers and manufactures a broad range of military support equipment primarily for the DoD, as well as related heat transfer and air handling equipment for domestic commercial and industrial users. Segment products include environmental control systems, generator sets, chemical and biological protection systems, petroleum and water systems and other multipurpose military support equipment. The Heavy Military Support Equipment segment engineers and manufactures load management and transport systems primarily for the DoD. The Electronics and Automation Systems segment engineers and manufactures airborne radar systems, reconnaissance, surveillance and target acquisition systems and avionics test equipment primarily for the DoD. The segment also engineers and manufactures material handling equipment primarily for the U.S. Postal Service and for the domestic pharmaceutical industry. The Plastic Products segment manufactures a broad range of injection-molded resin products, as well as a proprietary line of plastic faucets, primarily for commercial customers in the south-central United States.

     Management utilizes more than one measurement and multiple views of data to measure business segment performance and to allocate resources to the segments. However, the dominant measurements are consistent with the Company's consolidated financial statements and, accordingly, are reported on the same basis herein. Management evaluates the performance of its business segments and allocates resources to them primarily based on income from operations, along with cash flows and overall economic returns. The Company's export net revenues and intersegment net revenues are not significant. All corporate expenses and assets have been

RESULTS

allocated to the segments. In 2001, 2000 and 1999, approximately 85%, 86% and 68% of consolidated net revenues were from the U.S. government.
     Information by industry segment is summarized as follows:

- -------------------------------------------------------------------------
Year Ended October 31                       2001        2000        1999
- -------------------------------------------------------------------------

NET REVENUES:
Light Military Support
   Equipment                            $155,603    $160,277    $128,341
Heavy Military
   Support Equipment                     124,584     114,742      13,061
Electronics and
   Automation Systems                     85,011      60,323       5,124
Plastic Products                          25,270      26,147      18,730
- -------------------------------------------------------------------------
                                        $390,468    $361,489    $165,256
- -------------------------------------------------------------------------

INCOME FROM
OPERATIONS:
Light Military Support
   Equipment                            $ 15,160    $ 16,614    $ 12,617
Heavy Military Support
   Equipment                              12,601       7,226       1,222
Electronics and Automation
   Systems                                 8,086       6,330         241
Plastic Products                             521         548         576
- -------------------------------------------------------------------------
                                        $ 36,368    $ 30,718    $ 14,656
- -------------------------------------------------------------------------

IDENTIFIABLE ASSETS:
Light Military
   Support Equipment                    $ 94,901    $ 89,575    $ 91,573
Heavy Military
   Support Equipment                      61,925      74,496      77,313
Electronics and
   Automation Systems                     66,120      53,301      55,455
Plastic Products                          17,489      20,980      15,055
- -------------------------------------------------------------------------
                                        $240,435    $238,352    $239,396
- -------------------------------------------------------------------------

DEPRECIATION AND
AMORTIZATION:
Light Military
   Support Equipment                    $  3,055    $  3,077    $  2,913
Heavy Military
   Support Equipment                       3,354       3,971         369
Electronics and
   Automation Systems                      2,553       2,281         164
Plastic Products                             985       1,106         879
- -------------------------------------------------------------------------
                                        $  9,947    $ 10,435    $  4,325
- -------------------------------------------------------------------------

CAPITAL EXPENDITURES:
Light Military
   Support Equipment                    $    667    $  1,578    $  1,381
Heavy Military
   Support Equipment                         714       1,180           5
Electronics and
   Automation Systems                        243         815          34
Plastic Products                             158         280         173
- -------------------------------------------------------------------------
                                        $  1,782    $  3,853    $  1,593
- -------------------------------------------------------------------------

NOTE K: CONTINGENCIES
As a government contractor, the Company is continually subject to audit by various agencies of the U.S. government to determine compliance with various procurement laws and regulations. As a result of such audits and as part of normal business operations of the Company, various claims and charges are asserted against the Company. It is not possible at this time to predict the outcome of all such actions. However, management is of the opinion that it has good defenses against such actions and believes that none of these matters will have a material effect on the consolidated financial position or the results of operations of the Company.

NOTE L: STOCK SPLIT
On March 16, 2001, the Company effected a five-for-four stock split in the form of a 25% stock dividend. All per share amounts, as well as all share amounts related to the Company's stock option plans, in this report have been restated to reflect this stock split.

                                                               RESULTS

- -------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS

- -------------------------------------------------------------------------


To the Board of Directors and Shareholders of Engineered Support
Systems, Inc.
     In our opinion, the accompanying consolidated balance sheets and related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Engineered Support Systems, Inc. and its subsidiaries at October 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

     PricewaterhouseCoopers LLP
     St. Louis, Missouri
     December 7, 2001



- -------------------------------------------------------------------------

REPORT OF MANAGEMENT RESPONSIBILITIES

- -------------------------------------------------------------------------

The Company's management is responsible for the fair presentation and consistency of all financial data included in the Annual Report. Where appropriate, the data reflects management estimates. The Company's Audit Committee consists of four non-employee directors. This Committee meets with financial officers and PricewaterhouseCoopers LLP meets with the Audit Committee, with and without management present, to discuss their examinations, the adequacy of internal controls and the quality of financial reporting.

RESULTS

- -------------------------------------------------------------------------

SUPPLEMENTAL INFORMATION    IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

- -------------------------------------------------------------------------

The table below presents unaudited quarterly financial information in thousands, except for per share amounts, for the years ended October 31, 2001 and 2000:

- ----------------------------------------------------------------------------------------------------------------------------
Quarter Ended                        January 31               April 30                 July 31              October 31
- ----------------------------------------------------------------------------------------------------------------------------
                                   2001        2000       2001         2000        2001        2000       2001         2000
- ----------------------------------------------------------------------------------------------------------------------------
Net revenues                    $91,101     $86,526    $100,059     $86,016     $99,208     $93,291    $100,100     $95,656

Gross profit                     17,970      16,059      19,413      16,074      19,713      17,534      21,583      19,787

Net income                        3,841       2,574       4,444       2,570       4,812       3,764       5,479       4,132

Basic earnings per share        $   .42     $   .30    $    .48     $   .30     $   .51     $   .43    $    .56     $   .46
Diluted earnings per share      $   .40     $   .29    $    .45     $   .29     $   .46     $   .42    $    .52     $   .44
- ----------------------------------------------------------------------------------------------------------------------------

     Earnings per share calculations for each of the quarters are based on the average basic and diluted common shares outstanding for each period and, therefore, the sum of the quarters may not necessarily be equal to the full year basic and diluted earnings per share amounts.

DIVIDENDS

The Company pays a semi-annual dividend. The most recently declared dividend was in the amount of $.018 per share payable January 31, 2002 to shareholders of record on December 31, 2001.

MARKET DATA

The Company's common stock trades on the NASDAQ Stock Market under the symbol EASI. As of December 31, 2001, the approximate number of common shareholders was 8,600. The following table sets forth the high and low stock prices for each quarter as provided by the NASDAQ Stock Market.

- -------------------------------------------------------------------------
                                     2001                    2000
- -------------------------------------------------------------------------
                               High         Low        High         Low
- -------------------------------------------------------------------------

QUARTER ENDED
January 31                    $23.95      $14.70      $12.40      $ 8.40
April 30                       31.70       16.38       11.80        8.50
July 31                        42.78       26.20       12.10        8.65
October 31                     58.00       28.00       17.35       11.20
- -------------------------------------------------------------------------

CORPORATE INFORMATION

TRANSFER AGENT AND REGISTRAR
Mellon Investor Services, LLC
One Memorial Drive
Suite 900
St. Louis, MO 63102

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers LLP
800 Market Street
St. Louis, MO 63101

LEGAL COUNSEL
David Douglass Mattern
201 Evans Lane
St. Louis, MO 63121-1126

ANNUAL MEETING
March 5, 2002, 10:00 AM
Engineered Support Systems, Inc.
201 Evans Lane
St. Louis, MO 63121-1126

FORM 10-K
A copy of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission is available upon written request to:

Investor Relations
Engineered Support Systems, Inc.
201 Evans Lane
St. Louis, MO 63121-1126


Corporate Website www.engineeredsupport.com
                  -------------------------

                                                  RESULTS


- -------------------------------------------------------------------------

DIRECTORS AND OFFICERS

- -------------------------------------------------------------------------

DIRECTORS

[PHOTO] Michael F. Shanahan, Sr.
        Chairman of the Board
        and Chief Executive Officer
        Engineered Support Systems, Inc.

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

[PHOTO] General Charles T. Robertson Jr.
        United States Air Force, Retired

[PHOTO] General Crosbie E. Saint
        United States Army, Retired

[PHOTO] Michael F. Shanahan, Jr.
        Executive Vice President
        Lockton Companies

[PHOTO] Earl W. Wims
        Chairman
        Marketing Horizons, Inc.


OFFICERS

MICHAEL F. SHANAHAN, SR.
Chairman of the Board
and Chief Executive Officer

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

GERALD A. NICHOLSON
President
Engineered Coil Company
d/b/a Marlo Coil

DANIEL A. RODRIGUES
President
Systems & Electronics Inc.

THOMAS C. SANTORO
President
Engineered Electric Company
d/b/a Fermont

MARVIN L. SMITH
President
Keco Industries, Inc.

[LOGO] Engineered Support Systems, Inc.
       201 Evans Lane, St. Louis, MO 63121-1126

- -------------------------------------------------------------------------