Form 10-K, Exhibit 13
period 2002-10-31
ENGINEERED SUPPORT SYSTEMS INC
filed 2003-01-28
CIK 772891

OPERATION:
SUSTAINED GROWTH
---------------------------------------------
SUPPORTING MILITARY CUSTOMERS IS OUR BUSINESS




                                                                      [LOGO]

                                            ENGINEERED SUPPORT SYSTEMS, INC.
                                                          2002 ANNUAL REPORT

FINANCIAL STATUS: AFFIRMATIVE
----------------------------------------------------------------------------
ENGINEERED SUPPORT SYSTEMS, INC. DELIVERS HARD-HITTING RESULTS. OVER THE PAST FIVE YEARS, WE'VE BUILT REVENUES AT A 45 PERCENT COMPOUNDED GROWTH RATE, OPERATING INCOME AT A 52 PERCENT RATE AND GENERATED SUBSTANTIAL FREE CASH FLOW. OUR STOCK PRICE HAS GAINED OVER 300 PERCENT DURING THIS SAME
PERIOD.                                                         NASDAQ: EASI

----------------------------------------------------------------------------
                                  [GRAPH]
----------------------------------------------------------------------------

Year Ended October 31 (in thousands, except per share amounts)         2002        2001        2000        1999       1998
----------------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS
Revenues                                                             $407,945    $365,198    $335,342    $146,527   $ 69,913
EBITDA (Earnings before interest, taxes,
  depreciation and amortization)                                       55,637      44,833      39,495      17,650      9,836
Income from continuing operations                                      48,592      35,847      30,170      14,080      7,051
Net income from continuing operations                                  27,666      18,269      12,711       6,963      3,874
Net income                                                           $ 23,533    $ 18,576    $ 13,040    $  7,309   $  5,789
Diluted shares outstanding                                             16,209      15,216      13,622      11,403      9,359
Diluted earnings per share                                           $   1.45    $   1.22    $   0.96    $   0.64   $   0.62
----------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Total assets                                                         $290,147    $240,435    $238,352    $239,396   $ 92,160
Long-term debt                                                         21,000      42,000      63,459      80,653     37,505
Shareholders' equity                                                  134,857     109,392      78,500      63,422     30,166
----------------------------------------------------------------------------------------------------------------------------
Funded backlog                                                       $350,063    $291,745    $307,274    $286,789   $ 85,807
Unfunded backlog                                                      868,643     681,807     598,147     850,479    319,575
----------------------------------------------------------------------------------------------------------------------------

CONTENTS: Financial Status INSIDE FRONT COVER o Letter to Shareholders 1 o Reporting for Duty 4 o Attack New Markets 6 o Deploy Products 12 o Support Technology 20 o Form 10-K o Officers and Directors INSIDE BACK COVER

LETTER TO SHAREHOLDERS
----------------------------------------------------------------------------
ENGINEERED SUPPORT SYSTEMS' MISSION IS CLEAR - TO CONTINUE DELIVERING EXCEPTIONAL PERFORMANCE WITH OUR SOUND STRATEGY OF INTERNAL GROWTH, SELECTIVE ACQUISITIONS AND DIFFERENTIATED TECHNOLOGY. OUR FINANCIAL RESULTS CLEARLY UNDERSCORE THIS PERFORMANCE WITH SEVEN CONSECUTIVE YEARS OF RECORD REVENUES AND PROFITS.
----------------------------------------------------------------------------
For the fiscal year ended October 31, 2002, company revenues increased 12 percent to a record $407.9 million. Net income reached a record $23.5 million, or $1.45 per share, increases of 27 and 19 percent, respectively.
         Exceptionally strong operating cash flows of $54.5 million were 2.3 times net income, easily surpassing this ratio for our peers. Other key financial measurements continued their solid trends with a year-end debt-to-equity ratio of 0.41 and a return on equity of 19.3 percent.
         Military sales continued to be solid last year reflecting heightened military operations in the war against terrorism, both in Afghanistan and other global hot spots. Entered orders for our products and services totaled $424.3 million during fiscal 2002, while our funded contract backlog climbed to $350.1 million and total contract backlog reached $1.2 billion. Non-military commercial sales were hampered somewhat last year due to the depressed economy and curtailed capital spending by the U.S. Postal Service as it concentrated on solving the anthrax contamination threat.

AGGRESSIVE ACQUISITION STRATEGY
Strategic acquisitions represent a major ingredient in our pursuit of continued growth and profitability. We evaluate potential acquisitions against objective and subjective criteria: defense oriented with similar products, customer bases and related technologies; accretive to earnings; and compatible organizational chemistry.
         Two key acquisitions completed in 2002 - Radian Inc. and Universal Power Systems, Inc. - meet all our requirements and more. Together, we expect these acquired firms to significantly broaden our product line and the scope of service offerings to existing defense and government customers, as well as additional military, diplomatic and intelligence organizations. We welcome both these organizations to our corporate family and look forward to a mutually beneficial relationship.
         We acquired Radian Inc. (Radian) on May 10, 2002, for $41.7 million in cash and company common stock. Radian added $33.1 million in net revenues during the second half of our 2002 fiscal year, and we anticipate annual revenues from Radian to exceed $90 million in fiscal 2003. This addition strengthens our market position and provides a greatly expanded presence in rapidly growing markets for logistics support services and security/asset protection systems. Furthermore, Radian brings an integral element to our portfolio of proven power generation products, making Engineered Support the preeminent leader in meeting the military's need for mobile electric power.

                                                        2002 ANNUAL REPORT 1

         We acquired Universal Power Systems, Inc. (UPSI) on June 27, 2002, for $5.5 million in cash, plus contingent consideration. UPSI produces mission-critical uninterruptible power supply systems for front-line military and naval applications, intelligence agencies and remote industrial locations. This acquisition expands our presence in the rapidly developing homeland security area, while further strengthening our electric power product offerings to core defense customers.

PROGRESS IN OPERATIONAL IMPROVEMENT
During fiscal 2002, we continued to make progress in our ongoing efforts to rationalize our manufacturing operations and increase our productivity and cost-effectiveness, while sharpening our business focus.
         We moved forward with the decision to dispose of our non-core Plastics business unit this year. In conjunction with this decision, we recorded a non-cash charge of $4.2 million, after income taxes, during 2002 to reduce its net assets to their net realizable value. The divestiture of this business, which is expected to occur in the first half of 2003, allows us to deploy our invested capital into initiatives more closely aligned with our defense business units.
         In an effort to improve the utilization of our plant capacity, we are in the process of consolidating two existing manufacturing locations and shifting the workload to alternate production sites. Engineered Air Systems
(EAS) will continue as a separate subsidiary operating from our corporate headquarters, with its production work relocated to other facilities. At our Keco Industries subsidiary, the Blue Ash, Ohio operations will be consolidated into an expanded Florence, Ky. facility. Once the affected production operations are fully transitioned by mid-2003, we intend to sell the excess plants. The financial impact of the consolidation, expected to be largely neutral in 2003, should yield annual after-tax overhead savings of $1.5 million to $2 million in later years. Following the consolidation, our company will have over 1.5 million square feet of manufacturing capacity remaining, ample resources for the sustained growth of our core defense business.
         Over the past three years, we've steadily worked toward implementing a continuous improvement process throughout our operations. These efforts - beginning with all facilities achieving third-party ISO registration and followed by the adoption of lean manufacturing practices to drive inefficiency and unnecessary costs out of our business - are achieving impressive results.

RECOGNIZING OUR ACHIEVEMENTS
Engineered Support's continued strong performance, viewed against the backdrop of escalating global unrest and the security of our shores, is attracting increasing visibility and interest among the investment community.
         In August, Fortune magazine named our company to its list of the "100 Fastest Growing Companies" for the first time with a ranking of No. 34. In October, Forbes magazine selected our company for inclusion among the "200 Best Small Companies in America" for the fourth consecutive year, with an improved ranking of No. 28. At the beginning of fiscal 2002, our shares joined the recently created Amex Defense Index, comprised of 15 large, mid and small cap stocks in industries including aircraft manufacturing, shipbuilding, ground transportation, aerospace and technology. Also during the year, our company's shares were added to the S&P Small Cap 600 Index.

CHANGES IN SENIOR MANAGEMENT AND THE BOARD OF DIRECTORS
Last year, we announced several changes to our senior management team and Board of Directors.
         Joseph H. Creaghead joined the company as President of our Keco Industries business unit in



2 ENGINEERED SUPPORT SYSTEMS, INC.

August, bringing a wealth of experience in general management, sales and manufacturing operations. Former President Marvin Smith, who will retire within the next year, is providing valuable assistance as Chief Operating Officer during the expansion of the Florence, Ky., facility.
         Near year-end, Ronald W. Davis was promoted to President, Business Development overseeing the company's activities in business development, sales, marketing and market research, and internal research and development. Dan D. Jura was promoted to Senior Vice President - Sales and Ronald W. Hauser was promoted to Director of the newly established Planning and Market Research Group.
         General Charles T. "Tony" Robertson, Jr. (Ret.) joined as the fifth retired military general serving on our Board of Directors, bringing a wealth of knowledge concerning global military operations and U.S. military airlift operations gained in a distinguished and decorated 33-year career with the U.S. Air Force.
         Timothy B. Fleischer, President of Radian, also joined the Board, adding his strong leadership and business development skills together with invaluable insights into the rapidly growing markets for logistics services and security systems. Subsequent to year-end, Tim and Daniel A. Rodrigues, President of our Systems & Electronics Inc. (SEI) subsidiary, were each promoted to the newly created positions of Corporate Group President in an effort to better coordinate operations among our various business units. Radian and SEI will be led by Richard P. Dacey and James T. Myrick, respectively.
         In the current business climate while some public companies have recently enacted corporate ethics and governance programs, we take great pride in having performed to these standards and beyond as a matter of course over the past 20 years. A review of our financial reporting and accounting practices would reveal our conservative bent across the company. As part of the highly regulated and monitored defense industry, government presence in our daily operations, often on our premises, has been common since our inception. And finally, our management team and Board, as well as every Board committee, are comprised of intelligent and involved individuals of the highest integrity, dedicated to serving our customers and protecting the interests of our investors and stakeholders.

SUSTAINING OUR GROWTH
In our pursuit of sustained growth, we will continue to seek and acquire solid companies, fusing distinct cultures into a strong team with a common purpose. We will continue to design and develop support equipment and services that meet the long-term needs of our nation's military and homeland security organizations. And we will continue to differentiate our products with the latest in advanced technology.
         The men and women of Engineered Support are on active duty, continuing to produce products to support and safeguard our armed forces. We're proud of our contribution to ensuring that those who defend our nation's freedom are the best equipped and best trained military force in the world.


OFFICE OF THE CHAIRMAN

/s/ Michael F. Shanahan Sr.                                  /s/ Gerald A. Potthoff

MICHAEL F. SHANAHAN, SR.                                     GERALD A. POTTHOFF
Chairman of the Board and Chief Executive Officer            President and Chief Operating Officer


/s/ Gary C. Gerhardt                                         /s/ Ronald W. Davis

GARY C. GERHARDT                                             RONALD W. DAVIS
Vice Chairman - Administration and Chief Financial Officer   President, Business Development


                                                        2002 ANNUAL REPORT 3

ESSI: REPORTING FOR DUTY
----------------------------------------------------------------------------
BUILDING ON A SERIES OF STRATEGIC ACQUISITIONS INCLUDING TWO THIS PAST YEAR, ENGINEERED SUPPORT SYSTEMS HAS EMERGED AS A LEADING DESIGNER AND MANUFACTURER OF MILITARY SUPPORT EQUIPMENT FOR ALL BRANCHES OF AMERICA'S ARMED FORCES AND CERTAIN FOREIGN MILITARIES, AS WELL AS HOMELAND SECURITY APPLICATIONS. THE COMPANY ALSO PRODUCES SPECIALIZED EQUIPMENT AND SYSTEMS FOR COMMERCIAL AND INDUSTRIAL APPLICATIONS.
----------------------------------------------------------------------------

SYSTEMS & ELECTRONICS INC.

SEI, acquired in 1999, is a leading designer and manufacturer of military support equipment including aircraft loading systems, heavy transport systems, fire-control support systems, radar systems, specialized avionics testing equipment and materials handling equipment.

BUSINESS SEGMENT: Heavy military support equipment, and electronics and automation.

FACILITIES: Manufacturing, engineering, testing and administrative facilities in St. Louis and West Plains, Mo., and Sanford, Fla., with a workforce of 1,200.

MARKETS: U.S. and foreign military, U.S. Postal Service, pharmaceutical industry.

----------------------------------------------------------------------------

KECO INDUSTRIES, INC.

Acquired in 1998, Keco is a major producer of military support equipment including environmental control systems, water purification systems, refrigeration equipment, containers and general military support equipment.

BUSINESS SEGMENT: Light military support equipment.

FACILITIES: Manufacturing, engineering, testing and administrative facilities in Florence, Ky., with a workforce of 250.

MARKETS: U.S. military.

----------------------------------------------------------------------------

ENGINEERED AIR SYSTEMS, INC.

Established in 1982, EAS designs a wide range of military support equipment including nuclear/biological/chemical defense systems, environmental control systems, water storage, purification and distribution equipment, petroleum testing labs, containers and general support equipment.

BUSINESS SEGMENT: Light military support equipment and related commercial/industrial.

FACILITIES: Manufacturing, engineering and administrative facilities located in St. Louis, Mo., with a workforce of 150.

MARKETS: U.S. military.

----------------------------------------------------------------------------

RADIAN INC.

Radian, acquired in 2002, is a key supplier of engineering, logistics and training services, asset protection systems, advanced technology and systems integration services.

BUSINESS SEGMENT: Light military support equipment.

FACILITIES: Based in Alexandria, Va., with 12 leased facilities in nine states located adjacent to several key U.S. military installations including on-site at the Pentagon, with a workforce of 300.

MARKETS: U.S. military, civilian agencies, commercial clients.

----------------------------------------------------------------------------



4 ENGINEERED SUPPORT SYSTEMS, INC.

                                   [MAP]

----------------------------------------------------------------------------

ENGINEERED COIL/MARLO COIL

Acquired in 1998, Marlo is a leading designer and manufacturer of custom engineering coils and refrigeration and air-handling equipment, and ranks as the largest supplier of marine coils, air-handling units, product coolers and refrigeration plants to the U.S. Navy.

BUSINESS SEGMENT: Light military support equipment.

FACILITIES: Manufacturing, engineering, testing and administrative facilities in High Ridge, Mo., with a workforce of 200.

MARKETS: U.S. military, food processing, healthcare, semiconductor and pharmaceutical industries.

----------------------------------------------------------------------------

UNIVERSAL POWER SYSTEMS, INC.

Acquired in 2002, UPSI is a recognized leader in the design, development, manufacture and distribution of transportable and fixed-site uninterruptible power supply systems, with more than 15,000 units successfully deployed throughout the world.

BUSINESS SEGMENT: Light military support equipment.

FACILITIES: Manufacturing, engineering, testing and administrative facilities in Chantilly, Va., with a workforce of 20.

MARKETS: U.S. military, diplomatic community, intelligence agencies.

----------------------------------------------------------------------------

ENGINEERED ELECTRIC/FERMONT

Fermont, acquired in 1999, is a leading supplier of military generator sets and power systems.

BUSINESS SEGMENT: Light military support equipment.

FACILITIES: Manufacturing, engineering, testing and administrative facilities in Bridgeport, Conn., with a workforce of 125.

MARKETS: U.S. military, government agencies.

----------------------------------------------------------------------------

ESSIBUY.COM

ESSIbuy.com, the company's product and logistics support division, was launched in 2001 to provide one-stop shopping for comprehensive logistic services including online access to training, operating and maintenance manuals, spare and replacement parts, warranty services and other technical support.

BUSINESS SEGMENT: Light military support equipment.

FACILITIES: Located in administrative facilities in St. Louis, Mo., with a workforce of 15.

MARKETS: U.S. military, commercial customers.

----------------------------------------------------------------------------



                                                        2002 ANNUAL REPORT 5

-----------------------
MISSION:
-----------------------
ATTACK NEW MARKETS AND
CAPTURE CUSTOMER BASE
-----------------------





6 ENGINEERED SUPPORT SYSTEMS, INC.

--------------------------
TACTIC:
--------------------------
ACQUIRE SOLID COMPANIES
THAT STRENGTHEN OUR MARKET
POSITION AND EXPAND OUR
PRESENCE IN KEY GROWTH
AREAS
--------------------------





                                            --------------------------------
                                            TERRAIN:
                                            --------------------------------
                                            GROWING DEFENSE SPENDING AND
                                            CONTINUED INDUSTRY CONSOLIDATION
                                            PROVIDE ATTRACTIVE BUSINESS
                                            DEVELOPMENT TARGETS
                                            --------------------------------


                                                        2002 ANNUAL REPORT 7

MISSION:
ATTACK NEW MARKETS
----------------------------------------------------------------------------
IN ITS PURSUIT OF CONTINUED GROWTH, ENGINEERED SUPPORT ENLISTS AN AGGRESSIVE ACQUISITION STRATEGY, AND THE CRITERIA BEHIND THAT STRATEGY ARE AS STRAIGHTFORWARD AS AN ATTACK ORDER GIVEN IN COMBAT. ACQUISITIONS MUST BE ACCRETIVE TO EARNINGS, RELY ON RELATED TECHNOLOGIES AND TARGET A SIMILAR CUSTOMER BASE. THE COMPANY BACKS UP ITS ONGOING ACQUISITION PROGRAM WITH STRONG FREE CASH FLOW AND A SOLID BALANCE SHEET THAT PROVIDE THE FLEXIBILITY TO SEEK OUT AND CAPTURE POTENTIAL GROWTH OPPORTUNITIES. WITH THE SAME RAPID DEPLOYMENT CAPABILITIES THE COMPANY BUILDS INTO ITS DEFENSE PRODUCTS AND SUPPORT EQUIPMENT, ENGINEERED SUPPORT MOVES WITH SPEED AND AGILITY TO BUILD ON ITS STRENGTHS IN CONCEPT AND DESIGN, PRODUCTION AND LOGISTICS SERVICES.




8 ENGINEERED SUPPORT SYSTEMS, INC.

----------------------------------------------------------------------------
WHERE TECHNOLOGY AND TRANSPORT COLLIDE                    [PHOTO]
--------------------------------------
RADIAN'S LARGEST SATELLITE FACILITY IN TROY, MICH., INCLUDES HIGH-BAY SHOPS CAPABLE OF HOUSING THE U.S. ARMY'S LARGEST WHEELED AND TRACKED VEHICLES. HERE, THE STAFF OF 65 IS USING HIGHLY ADVANCED MODELING, ANALYSIS AND AUTOMATED SIMULATION TO HELP DESIGN THE NEXT GENERATION OF ARMY TRUCKS AND VEHICLES.
----------------------------------------------------------------------------

Two key acquisitions completed in 2002 - Radian Inc. and Universal Power Systems, Inc. - represent exciting additions to the company and its long-term growth prospects. Together, these established firms give us expanded presence in our core businesses, a major entry into the military logistics world and the capabilities to develop attractive new markets. They strengthen our existing military relationships and deliver new bases of customers, as well. With their outstanding organizational synergies, these acquisitions will broaden our product line and the scope of our service offerings.

RADIAN INC. Acquired in May 2002, Radian is a well recognized and highly regarded provider of engineering, logistics and technical services to the U.S. Department of Defense (DoD) as well as various civilian agencies and commercial clients worldwide. The DoD accounts for the majority of Radian's revenues, spread across all major service branches - Air Force, Army, Navy and Marine Corps.
         Founded in 1977, Radian is headquartered in Alexandria, Va., with 11 other facilities or offices in Alabama, California, Georgia, Michigan, Missouri, New Jersey, Ohio, Virginia (3) and the District of Columbia. Several facilities are strategically situated adjacent to key U.S. military installations, including one on-site at the Pentagon. These facilities are equipped with sophisticated communication and automation tools that provide an infrastructure capable of meeting the most demanding customer requirements.
         Radian has gained extensive experience in the product life cycle management of DoD systems, operating in four primary business areas: engineering, logistics and training; advanced technology services; asset protection systems; and systems integration services.
         The firm's engineering, logistics and training services business provides full-service acquisition management and engineering services in support of DoD weapon systems managers. Radian's advanced technology services business offers the technical understanding and expertise needed to translate emerging technologies and concepts into profitable enterprise and useful applications - or more simply, from "art to part."
         Through its fast-growing asset protection systems business, Radian has emerged as a premier integrator of advanced security technology for the DoD, with more than 50 complex systems installed in DoD facilities worldwide during the last three years. Based on its core capabilities in the systems integration of electronic physical security equipment, emergency management systems and force protection technology, the firm has


                                                        2002 ANNUAL REPORT 9

----------------------------------------------------------------------------
GLOBAL UPS SYSTEM       ASSET PROTECTION SYSTEMS        DPGDS
[PHOTO]                 [PHOTO]                         [PHOTO]

----------------------------------------------------------------------------

been selected as contractor of choice to support the electronic security requirements of the Pentagon renovation effort over the next 10 years.
         The homeland security opportunities for this business are significant. For example, the firm recently received a multiyear Integrated Commercial Intrusion Detection System (ICIDS-III) contract to provide key Army and other DoD facilities with state-of-the-art intrusion and alarm monitoring systems. Security applications potentially include storage sites for chemical munitions, conventional arms ammunition and explosives; arsenals and depots; and the protection of vital or sensitive resources or materiel at military bases, installations and key U.S. government facilities.
         For both government and commercial clients, Radian offers a full arsenal of asset protection for human, physical plant and information resources - state-of-the-art sensors, high-resolution closed-circuit television, forward-looking infrared cameras and motion detectors, advanced vehicle control and recognition devices, real-time video badging systems, biometric devices, explosive detection/protection equipment and chemical agent detectors. The Radian Access Point Screening System (RAPSS) is the world's most advanced totally integrated military access gate, providing entry and departure screening for both pedestrians and vehicles.
         Through its systems integration services business, Radian combines singular components, modules, subassemblies, systems and/or equipment with no obvious relation to one another to provide a unique product or outcome in accomplishing complex challenges.
         In addition to its four primary business areas, Radian is the prime contractor on a 10-year $300 million contract with the U.S. Air Force for the Deployable Power Generation and Distribution System (DPGDS). Designed to operate between -25 and 125 degrees F, the highly reliable DPGDS is suitable for worldwide deployment as the next-generation, air transportable, lightweight, electrical power system. The DPGDS is a rapidly deployed power generation solution for varied mission applications including remote military bases, civil emergencies, and humanitarian and disaster relief needs. This system can generate sufficient power to support the flight operations, industrial facilities and billeting requirements of an 1,100-man aircraft squadron in a "bare base" environment - or a city of roughly 4,000 homes. The company is actively transitioning the production of several components of the DPGDS to other Engineered Support facilities in an effort to improve its capacity utilization and enhance profitability.


10 ENGINEERED SUPPORT SYSTEMS, INC.

----------------------------------------------------------------------------
SAFEGUARDING MISSION-CRITICAL APPLICATIONS               [PHOTO]
------------------------------------------
FROM ICELAND TO INCIRLIK, KOREA TO KUWAIT, BOSNIA TO BUJUMBURA, UPSI HAS DEPLOYED MORE THAN 15,000 UNINTERRUPTIBLE POWER SUPPLY SYSTEMS IN HARSH AND HAZARDOUS ENVIRONMENTS AROUND THE GLOBE - COUPLING COMMERCIAL POWER SUPPLY TECHNOLOGY WITH ITS OWN PATENTED ELECTRONICS TO PROTECT SENSITIVE COMMUNICATIONS GEAR.
----------------------------------------------------------------------------

         The acquisition of Radian gives the company a greatly expanded presence in fast-growing markets for logistics support services and security/asset protection systems. Plus, the addition of DPGDS to our line of power generation products reinforces Engineered Support's leadership in meeting the military's requirements for mobile, reliable electric power.

UNIVERSAL POWER SYSTEMS, INC. In June 2002, Engineered Support acquired Universal Power Systems, Inc. (UPSI), a producer of Uninterruptible Power Supply (UPS) systems used for mission-critical front-line military and naval applications, intelligence agencies and remote industrial locations. Founded in 1989 and headquartered in Chantilly, Va., the firm contributed fiscal 2002 revenues of $3.7 million since its acquisition.
         UPSI designs, manufactures and markets true online UPS systems and power conditioning equipment that meet the demanding standards of portability and functionality in harsh and hazardous environments around the globe. In addition, UPSI supplies products for use in critical applications by numerous U.S. intelligence organizations, the U.S. State Department and other government agencies, such as a recent $3.7 million contract to upgrade power supplies at up to 10 Naval Intelligence Centers that support counter-terrorism activities.
         The firm's primary focus is on transportable, deployable, rack-mounted, single-phase units in the 650VA (volt amperes) to 6000VA power range. With more than 15,000 units fielded in over 100 countries to date, this ruggedly dependable equipment has proven itself time and again, including extensive use in several military engagements such as Desert Storm, Panama, Somalia, Bosnia and Kosovo.
         UPSI also produces power isolation/distribution devices, as well as environmental power protection units to safeguard critical applications equipment. The Integrated Communications Enclosure box (ICEbox) offers a flexible, secure and climate-controlled storage environment for sensitive equipment.
         UPSI greatly strengthens our electric power product line to core defense customers. The advanced weaponry and communications systems at the center of future conflicts will require highly reliable power sources of the type provided by UPSI. This acquisition also expands our presence and capabilities in the quickly evolving homeland security arena.



                                                       2002 ANNUAL REPORT 11

---------------------------
TACTIC:
---------------------------
ASSEMBLE AN ELITE FORCE OF
BATTLE-HARDENED ENGINEER-
ING AND MANUFACTURING
VETERANS
---------------------------






12 ENGINEERED SUPPORT SYSTEMS, INC.

---------------------
MISSION:
---------------------
DEPLOY PRODUCTS THAT
SUPPORT OUR WARFIGHT-
ERS AROUND THE GLOBE
---------------------




                                            --------------------------------
                                            TERRAIN:
                                            --------------------------------
                                            DEPARTMENT OF DEFENSE BEST VALUE
                                            PROCUREMENT APPROACH FAVORS
                                            CONTRACTORS' EXPERIENCE AND
                                            CAPABILITIES
                                            --------------------------------





                                                       2002 ANNUAL REPORT 13

MISSION:
DEPLOY BATTLE-READY PRODUCTS
----------------------------------------------------------------------------
THE END OF THE COLD WAR A DECADE AGO BROUGHT A SENSE OF RELIEF TO THE AMERICAN PEOPLE. SUDDENLY, THERE WAS NO ADVERSARY WHOSE STATED INTENT WAS TO DESTROY THE UNITED STATES. THE EVENTS OF SEPTEMBER 11 PRESENTED A NEW REALITY, IN MANY WAYS MORE COMPLEX AND DANGEROUS. TODAY, U.S. DEFENSE PLANNING MUST ASSUME THAT SURPRISE IS THE NORM, RATHER THAN THE EXCEPTION. ADAPTING TO SURPRISE - QUICKLY AND DECISIVELY - MUST BE A HALLMARK OF 21ST CENTURY DEFENSE PLANNING. OUR NATION'S MILITARY FORCES MUST BE PREPARED TO INTERVENE IN UNEXPECTED CRISES IN DISTANT REGIONS WHERE URBAN ENVIRONMENTS, OTHER COMPLEX TERRAIN AND VARIED CLIMATIC CONDITIONS PRESENT MAJOR OPERATIONAL CHALLENGES.





14 ENGINEERED SUPPORT SYSTEMS, INC.

----------------------------------------------------------------------------
HOUSE CALL IN AFGHANISTAN                                [PHOTO]
----------------------------------------
OUR FDECU HEAT PUMP HAS PROVEN ITSELF TIME AND AGAIN IN THE WORLD'S HARSHEST CLIMATES. AFGHANISTAN PROVED HARSHER THAN MOST. THERE, THESE UNITS WERE BEING OPERATED AT TEMPERATURES ABOVE THEIR DESIGNED LIMITS (TEMPERATURES IN EXCESS OF 125 DEGREES F) - SO OUR PERSONNEL WENT INTO THE FIELD TO PERFORM MODIFICATIONS THAT KEPT THE UNITS RUNNING AND DOING THE JOB.
----------------------------------------------------------------------------

To transform the military to meet 21st century defense needs, the U.S. defense budget is forecasted to grow at a compounded annual rate of 6.4 percent through 2007. The procurement portion of this budget, which more directly applies to Engineered Support, is forecasted to grow at a 10.1 percent compounded annual rate.
         In October 2002 as he signed the $355 billion defense bill, President Bush noted the many tasks being placed on the military's shoulders: "bring justice to agents of terror ... liberate a captive people on the other side of the Earth ... prepare for conflict in Iraq if necessary
.... serve in many places far from home and at great risk. We owe them every resource, every weapon and every tool they need to fulfill their missions. The best military in the world must have every advantage required to defend the peace of the world."
         Engineered Support stands ready to answer that call ... the military doesn't leave home without us.
         We diligently remain a leading provider of high-tech, integrated military electronics, support equipment and logistics services - products that fit the military's objective of fielding forces that are better equipped and better protected, more rapidly deployed and more easily sustained. Many of our products address homeland security applications, as well. In 2002, the four major branches of the U.S. armed forces and government agencies, together with foreign militaries, account for 96 percent of revenues, with the remainder from commercial customers.
         Company operations are delineated into three primary business segments - Light Military Support Equipment, Heavy Military Support Equipment and Electronics and Automation Systems.

----------------------------------------------------------------------------

BUSINESS SEGMENTS BY REVENUE              MARKET SEGMENTS

   [GRAPH]    46% LIGHT MILITARY              [GRAPH]  96% MILITARY/GOVERNMENT
                  SUPPORT
                                                        4% COMMERCIAL
              33% HEAVY MILITARY
                  SUPPORT

              21% ELECTRONICS
                  AND AUTOMATION

----------------------------------------------------------------------------






                                                       2002 ANNUAL REPORT 15

----------------------------------------------------------------------------
LIGHT MILITARY SUPPORT EQUIPMENT ACCOUNTING FOR 46 PERCENT OF CONSOLIDATED REVENUES, THIS SEGMENT PRODUCED NET REVENUES OF $187.0 MILLION AND OPERATING INCOME OF $15.9 MILLION FOR FISCAL 2002. BASIC PRODUCT CATEGORIES INCLUDE NUCLEAR/BIOLOGICAL/CHEMICAL DEFENSE SYSTEMS, ENVIRONMENTAL CONTROL SYSTEMS, PETROLEUM AND WATER DISTRIBUTION SYSTEMS, WATER PURIFICATION SYSTEMS, MILITARY GENERATOR SETS AND POWER SYSTEMS, SECURITY SYSTEMS AND ENGINEERING SERVICES. FISCAL 2002 ENTERED ORDERS FOR THIS SEGMENT TOTALED $210.4 MILLION AND YEAR-END CONTRACT BACKLOG WAS $935.5 MILLION.
----------------------------------------------------------------------------

NUCLEAR SUBMARINE REFRIGERATION UNIT

SPECS: The self-contained Refrigerated Ships Stores (RSS) Unit provides both refrigerated and frozen provisions storage.
DEPLOYMENT: Used aboard the U.S. Navy's SSN-774 Virginia Class nuclear attack submarines.

[PHOTO]

----------------------------------------------------------------------------

TACTICAL QUIET GENERATOR (TQG)
[PHOTO]

SPECS: Light weight and rapidly deployable generator sets; low noise for troop safety; rugged, reliable performance; available in 3, 5, 10, 15, 100 and 200KW versions.
DEPLOYMENT: Produced for the U.S. Army under multiyear contracts; Engineered Support produces six out of nine TQGs shipped to the U.S. military.

----------------------------------------------------------------------------

FIELD DEPLOYABLE ENVIRONMENTAL
CONTROL UNITS (FDECU)

SPECS: Field deployable heat pump; suitable for remote areas; cools, heats, dehumidifies, filters and circulates clean air; protects against chemical/biological agents.
DEPLOYMENT: Used with portable shelters, hospital systems, tents and fixed sites; nearly 7,000 units are currently in service with the U.S. military.

----------------------------------------------------------------------------

DEPLOYABLE POWER GENERATION AND
DISTRIBUTION SYSTEM (DPGDS)
[PHOTO]

SPECS: Highly efficient, air transportable 920-kilowatt electrical power generation and distribution system. Provides electrical power for military operations or humanitarian missions.
DEPLOYMENT: Used to power isolated outposts to fully operational, forward-deployed U.S. airbases or command centers - the standard power generation system for many of the military's critical mission applications.

----------------------------------------------------------------------------

M-17 LIGHTWEIGHT DECONTAMINATION SYSTEM

SPECS: Highly portable and rugged; versatile, multipurpose system; used for nuclear/biological/chemical decontamination of military personnel and hardware including vehicles, aircraft, support equipment and buildings; adaptable for personal hygiene use as a military personnel shower point.
DEPLOYMENT: The company has delivered over 5,000 units to the U.S. military to date.

----------------------------------------------------------------------------

CHEMICAL BIOLOGICAL PROTECTED SHELTER (CBPS)
[PHOTO]

SPECS: Self-contained, environmentally controlled and contamination-free emergency work area; rapidly deployable and fully operational in 20 minutes; capable of being relocated as many as three times per day.
DEPLOYMENT: Used in chemically or biologically contaminated areas; suitable for use as a mobile medical aid station, field command post or emergency facility; 308 units are currently under contract; initial fielding in fiscal 2002.

----------------------------------------------------------------------------



16 ENGINEERED SUPPORT SYSTEMS, INC.

----------------------------------------------------------------------------
HEAVY MILITARY SUPPORT EQUIPMENT REPRESENTING 33 PERCENT OF CONSOLIDATED REVENUES, THE HEAVY MILITARY SUPPORT EQUIPMENT SEGMENT ENJOYED A YEAR OF RECORD PERFORMANCE, WITH FISCAL 2002 NET REVENUES OF $133.3 MILLION AND OPERATING INCOME OF $22.9 MILLION. ENTERED ORDERS FOR THIS SEGMENT TOTALED $126.2 MILLION AND YEAR-END CONTRACT BACKLOG WAS $184.4 MILLION. BASIC PRODUCT CATEGORIES FOR THIS SEGMENT INCLUDE AIRCRAFT CARGO-HANDLING EQUIPMENT AND TRANSPORT SYSTEMS.
----------------------------------------------------------------------------

[PHOTO]

TUNNER 60-K AIRCRAFT CARGO
LOADER/TRANSPORTER

SPECS: Highly mobile; load capacity of 30 tons; maximum speed of 23 mph with full cargo load; capable of loading/unloading large military cargo aircraft in three and one-half hours vs. nine hours by previous system; versatile deck elevates between 39 inches and 19.5 feet; employs power conveyor system to move cargo.
DEPLOYMENT: In use by the U.S. Air Force at more than 50 military air bases worldwide; over 220 units delivered to date as part of the company's largest defense program.

----------------------------------------------------------------------------

M1000 HEAVY EQUIPMENT TRANSPORTER (HET)
[PHOTO]

SPECS: Highly flexible; payload capacity up to 80 tons; capable of carrying all types of tracked and wheeled vehicles, containers and large bulk cargo; suitable for use over roads, cross country or in congested urban areas; specifically engineered to transport the M1 Series Abrams Main Battle Tank, several times faster and at one-tenth the costs of actually driving the tank.
DEPLOYMENT: Used in rapid deployment of tanks, armored personnel carriers and other heavy equipment during combat or training; over 2,300 units delivered to date.

----------------------------------------------------------------------------

HEAVY EXPANDED MOBILITY
AMMUNITION TRAILER (HEMAT)

SPECS: High mobility; payload capacity of 11 tons; designed to carry multiple-launch rocket pods and other ammunition; able to operate cross country or over unimproved roads; capable of delivering soft ride to protect missile pods.
DEPLOYMENT: Used for resupply in forward battle areas; over 200 units delivered to date.
[PHOTO]

----------------------------------------------------------------------------


                                                       2002 ANNUAL REPORT 17

----------------------------------------------------------------------------
ELECTRONICS AND AUTOMATION SYSTEMS ACCOUNTING FOR 21 PERCENT OF THE COMPANY'S CONSOLIDATED REVENUES, THE ELECTRONICS AND AUTOMATION SYSTEMS SEGMENT DELIVERED NET REVENUES OF $87.6 MILLION AND OPERATING INCOME OF $9.7 MILLION FOR THE 2002 FISCAL YEAR. THIS SEGMENT'S BASIC PRODUCT CATEGORIES INCLUDE FIRE-CONTROL SUPPORT SYSTEMS, RADAR AND ELECTRONIC WARFARE SYSTEMS, AND AVIONICS TESTING EQUIPMENT. ENTERED ORDERS FOR THIS SEGMENT WERE $86.9 MILLION AND TOTAL YEAR-END CONTRACT BACKLOG WAS $97.5 MILLION.
----------------------------------------------------------------------------

[PHOTO]

KNIGHT (FORMERLY STRIKER)

SPECS: Advanced digital command control and communications system for artillery units; sophisticated sensors quickly and accurately locate enemy targets.
DEPLOYMENT: Used by field forces for critical reconnaissance, surveillance and target acquisition missions; key element of U.S. Army Brigade Combat Team initiative.

----------------------------------------------------------------------------

HIGH POWER OFFLOAD TO CASS (HPOC)

SPECS: Automatic test equipment system; used to test essential avionics and critical components of radar and electronic warfare systems on shipboard military aircraft; enables testing of high-voltage electronics equipment at full power to simulate operating conditions.
DEPLOYMENT: In use by U.S. Navy and Marine Corps on aircraft carriers and amphibious assault ships, in depots and flight training facilities; sold internationally to Australia, Kuwait and Taiwan military forces.

----------------------------------------------------------------------------

MAN-PORTABLE, SURVEILLANCE AND TARGET
ACQUISITION RADAR (MSTAR)
[PHOTO]

SPECS: Detects, locates and classifies moving ground personnel, vehicles and low-flying helicopters; extends distance for acquiring enemy targets vs. current visual identification methods; detects shell impacts and provides data to correct artillery fire; lightweight enough to be transported by two soldiers; can be vehicle mounted as a stand-alone system.
DEPLOYMENT: In use by forward-deployed troops and fire-support artillery units; sold to U.S. and foreign military customers including Australia, Canada, Poland and the United Kingdom.

----------------------------------------------------------------------------

ADVERSE WEATHER AERIAL DELIVERY
SYSTEM (AWADS)
[PHOTO]


SPECS: Multimode radar; adverse weather navigation and precision high-resolution ground mapping capabilities.
DEPLOYMENT: Used aboard C-130 aircraft to enable landing or air-dropping of troops and cargo at remote landing strips or unprepared drop zones.

----------------------------------------------------------------------------

COMBAT TALON II RADAR (CTII)

SPECS: Dual-band, multimode radar; advanced capabilities deliver 99 percent probability of radar mission success.
DEPLOYMENT: Used aboard C-130 aircraft to conduct terrain-following/ terrain-avoidance flight and navigation under adverse weather conditions.

----------------------------------------------------------------------------


18 ENGINEERED SUPPORT SYSTEMS, INC.

----------------------------------------------------------------------------
COMMERCIAL/INDUSTRIAL APPLICATIONS ENGINEERED SUPPORT CONTINUES TO DRAW ON ITS MILITARY DESIGN AND MANUFACTURING EXPERTISE TO DEVELOP COMMERCIAL AND INDUSTRIAL APPLICATIONS THAT BENEFIT BUSINESSES AND CONSUMERS ALIKE. FOR FISCAL 2002, NON-MILITARY COMMERCIAL AND INDUSTRIAL PRODUCTS ACCOUNTED FOR $16.4 MILLION IN NET REVENUES, OR 4 PERCENT OF THE COMPANY TOTAL. BASIC PRODUCT CATEGORIES INCLUDE POSTAL AUTOMATION SYSTEMS, PRESCRIPTION FILLING MACHINES AND AIR-HANDLING EQUIPMENT.
----------------------------------------------------------------------------

INTEGRATED MAIL HANDLING SYSTEM (IMHS)
[PHOTO]

SPECS: Heavy material handling system; incorporates adapted technology first used in military aircraft avionics diagnostic equipment.
DEPLOYMENT: In use at U.S. Postal Service (USPS) bulk mail facilities and processing/distribution centers since 1995.

----------------------------------------------------------------------------

FLATS FORWARDING TERMINAL (FFT)
[PHOTO]

SPECS: Computerized workstation; automatically prints and applies change-of-address labels to formerly undeliverable letters and packages.
DEPLOYMENT: Designed specifically for the USPS.

----------------------------------------------------------------------------

PRESCRIPTION FILLING MACHINES
[PHOTO]

SPECS. Quick, accurate sorting of prescription medications.
DEPLOYMENT: Used by major pharmaceutical companies and healthcare providers.

----------------------------------------------------------------------------

[PHOTO]
HEATING, VENTILATING
AND AIR CONDITIONING (HVAC) SYSTEMS

SPECS: Custom HVAC systems, air-handling and heat-transfer equipment, and industrial cooling coils; deliver conditioned air for critical applications.
DEPLOYMENT: Used in aerospace, food processing, healthcare, pharmaceutical, chemical, semiconductor and telecommunications applications.

----------------------------------------------------------------------------

DIRECT CONNECT SYSTEM (DCS)

SPECS: Fully automated system that allows processed mail to be routed directly to electronic bar code system for final sortation.
DEPLOYMENT: Italian-designed prototype fielded by USPS; full-rate manufacture of system expected in 2004.

----------------------------------------------------------------------------

We continue to seek new opportunities to adapt our military experience to commercial applications. For example, we recently developed a potential solution for the USPS to protect its facilities against further chem-bio terrorism threats. This prototype system "excites" letters and parcels during the sorting process to release any anthrax, which can be detected and contained in a residue collection module without contaminating the entire building. Currently, our system is undergoing further testing and evaluation.

----------------------------------------------------------------------------



                                                       2002 ANNUAL REPORT 19

-------------------------
MISSION:
-------------------------
SUPPORT THE INCREASING
TECHNOLOGY DEMANDS
OF MILITARY AND INTELLI-
GENCE ORGANIZATIONS
-------------------------






20 ENGINEERED SUPPORT SYSTEMS, INC.

                                               ------------------------------
                                               TACTIC:
                                               ------------------------------
                                               LEVERAGE CAPABILITIES IN
                                               ADAPTING TECHNOLOGY TO
                                               IMPROVE PERFORMANCE AND
                                               STREAMLINE MILITARY LOGISTICS
                                               -------------------------------



-----------------------------------
TERRAIN:
-----------------------------------
FUTURE CONFLICTS WILL BE FOUGHT ON
A "DIGITAL BATTLEFIELD" REQUIRING
THE MOST ADVANCED TECHNOLOGY
AND SUPPORT
-----------------------------------




                                                       2002 ANNUAL REPORT 21

MISSION:
SUPPORT TECHNOLOGY DEMANDS
----------------------------------------------------------------------------
WITHIN OUR NATION'S MILITARY, TECHNOLOGY IS DEVELOPING AS QUICKLY AS THE FORCES RESHAPING BUSINESS AND CIVILIAN LIFE. MILITARY OPERATIONS TODAY ARE CHANGING AS TECHNOLOGIES FOR SENSORS, INFORMATION PROCESSING, PRECISION GUIDANCE AND MANY OTHER AREAS CONTINUE TO ADVANCE AT A RAPID PACE. EMERGING TECHNOLOGIES OFFER THE POTENTIAL TO SUSTAIN AND EXTEND AMERICA'S ADVANTAGES IN KEY AREAS OF MILITARY TECHNOLOGY, SYSTEMS AND OPERATIONAL PRACTICES. AT THE SAME TIME, COUNTRIES HOSTILE TO THE UNITED STATES ARE SIGNIFICANTLY ENHANCING THEIR OWN CAPABILITIES BY INTEGRATING WIDELY AVAILABLE OFF-THE-SHELF TECHNOLOGIES INTO WEAPONS SYSTEMS AND ARMED FORCES. FURTHERMORE, TECHNOLOGICAL ADVANCES CREATE THE POTENTIAL TO OFFER PRODUCTS AND SERVICES FEATURING GREATER TECHNOLOGICAL DIFFERENTIATION.



22 ENGINEERED SUPPORT SYSTEMS, INC.

----------------------------------------------------------------------------
TECHNOLOGY AT THE GAS PUMP                               [PHOTO]
---------------------------------------------
DURING DESERT STORM, GROUND OPERATIONS ALONE DEVOURED 2.4 MILLION GALLONS OF FUEL A DAY. WE'VE DEVELOPED A RAPIDLY IMPLACED FUEL TRANSFER SYSTEM (RIFTS) THAT CAN BE DEPLOYED AT A RATE OF 20 MILES PER DAY - AS FAST AS ADVANCING TROOPS AND ARMOR CAN MOVE - WITH A SINGLE SYSTEM CAPABLE OF PUMPING
1 MILLION GALLONS OF FUEL A DAY.
----------------------------------------------------------------------------

Conflicts of the future will be fought on a "digital battlefield," relying more on technology than overwhelming troop superiority. Increasingly, U.S. military and intelligence organizations are utilizing greater technology to protect America's interests both at home and abroad - high-tech weaponry and sophisticated communications systems that will require equally advanced support, logistics and power capabilities.

INTERNAL RESEARCH AND DEVELOPMENT The role of the company's Advanced Development and Technology Group is to incorporate differentiated technology into every product that Engineered Support makes. We continue to intensify these internal research and development activities, boosting our investment from $1.8 million in 2002 to a planned $3 million for 2003.
         We work in a continuum of technology, seeking intellectual property that protects our position, engineering technologies into products ready to go into production near term and exploring technologies that hold promise years into the future. Once incorporated into our products, we continually reinvent the technology seeking smaller, lighter and more fuel-efficient characteristics. Here's a sampling of our efforts that should be ready in the years to come.
         Reducing the signature on our MSTAR man-portable radar to lessen the chance of detection by adversaries. Producing a lightweight, next-generation FDECU heat pump with a reduced weight and footprint, substantially enhancing the U.S. Air Force air lift capability. Replacing the 75-pound controller on our CBPS chem-bio shelter with a fully interactive programmable logic controller with a tiny computer to handle diagnostics and prognostics - greatly increasing the flexibility, reducing maintenance costs and cutting the weight by one-third. Converting the vehicle-mounted CBPS to a trailer-mounted version to make it more efficient and affordable for homeland security applications.

NEWLY ACQUIRED TECHNOLOGY With the end of the Cold War, U.S. defense policy shifted from modernization to sustainment to service life extension. As a result, many weapon systems today are over 25 years old and failing structural parts need to be replaced. Unfortunately, many parts were never provisioned and many original equipment suppliers no longer exist; technical data may be lost; and processes originally designed to produce parts in large numbers are unsuited for small replacement part runs.



                                                       2002 ANNUAL REPORT 23

-----------------------------------------------------------------------------
INTERNAL R&D               ESSIBUY.COM                  MILPARTS
[PHOTO]                    [PHOTO]                      [PHOTO]

-----------------------------------------------------------------------------

         Radian's Military Parts Reinvention Network (MILPARTS) can reinvent, manufacture and deliver perfect quality parts for aging weapon systems.
Using available data - from paper drawings to the original part itself - MILPARTS develops parametric 3D models of the component to create rapid prototypes. The result - perfect quality parts identical to the originals. Within the past year, MILPARTS has received several contracts from the military to produce critical replacement parts on several air- and ground-based weapons platforms. We anticipate significant business growth in this area.

ADVANCED ELECTRONIC SOLUTIONS Engineered Support also directs its technology leadership toward the development of electronic solutions that support the military's focused logistics initiatives. Launched in 2001 as the "Warfighter's One Stop Logistics Shop," ESSI.buy.com provides online access to training, operating and maintenance manuals, technical support and warranty service, plus troubleshooting of the equipment and systems and ordering of spare and replacement parts. By year-end 2002, $13.7 million in orders had been placed through this electronic storefront, enabling the company to continue expanding its presence in the maintenance and supply arena.
         Even in the field, military personnel can troubleshoot company-manufactured equipment, identify the problem, order the required replacement parts and pay by preauthorized credit card. Using our online system, the military gains greater speed and accuracy, reduced inventory investment, elimination of multilevel purchasing costs, plus receives information needed to improve their life cycle management capabilities, all via the Internet.
         Engineered Support has taken a leadership position in the effort to convert military technical manuals from "on paper" to "on screen." While old-fashioned paper manuals are cumbersome and frequently outdated, Interactive Electronic Technical Manuals (IETM) can be continually updated, are easily accessed on the Internet or via CD-ROM and free up precious cargo space to improve military deployment.
         Using a proprietary conversion process named WebTM,(TM) the company quickly and cost-effectively converts military technical and repair parts manuals into fully hyperlinked, web-based IETMs. We previously developed IETMs for use with a number of our own military support products. In 2002, we received a breakthrough subcontract for the electronic conversion of approximately 16,000 pages of technical manuals for the U.S. Army's fleet of medium tactical vehicles into IETMs. With the potential for our product to become the Army standard and the opportunity to work with other branches of the military, the IETM portion of our electronic business could grow significantly.



24 ENGINEERED SUPPORT SYSTEMS, INC.

ROLL CALL: DIRECTORS AND OFFICERS
----------------------------------------------------------------------------

DIRECTORS

[PHOTO]  MICHAEL F. SHANAHAN, SR.
         Chairman of the Board
         and Chief Executive Officer
         Engineered Support Systems, Inc.

[PHOTO]  GERALD A. POTTHOFF
         President and
         Chief Operating Officer
         Engineered Support Systems, Inc.

[PHOTO]  GARY C. GERHARDT
         Vice Chairman - Administration
         and Chief Financial Officer
         Engineered Support Systems, Inc.

[PHOTO]  TIMOTHY B. FLEISCHER
         Corporate Group President
         Engineered Support Systems, Inc.

[PHOTO]  WILLIAM H. T. BUSH
         Chairman
         Bush-O'Donnell & Co., Inc.

[PHOTO]  GEN. MICHAEL P. C. CARNS
         United States Air Force, Retired

[PHOTO]  MAJ. GEN. GEORGE E. FRIEL
         United States Army, Retired

[PHOTO]  THOMAS J. GUILFOIL
         Partner
         Guilfoil, Petzall & Shoemake

[PHOTO]  S. LEE KLING
         Chairman
         Kling Rechter & Company

[PHOTO]  LT. GEN. KENNETH E. LEWI
         United States Army, Retired

[PHOTO]  GEN. CHARLES T. ROBERTSON, JR.
         United States Air Force, Retired

[PHOTO]  GEN. CROSBIE E. SAINT
         United States Army, Retired

[PHOTO]  MICHAEL F. SHANAHAN, JR.
         Executive Vice President
         Lockton Companies

[PHOTO]  EARL W. WIMS
         Chairman
         Marketing Horizons, Inc.


----------------------------------------------------------------------------

OFFICERS

MICHAEL F. SHANAHAN, SR.
Chairman of the Board
and Chief Executive Officer

GERALD A. POTTHOFF
President and
Chief Operating Officer

GARY C. GERHARDT
Vice Chairman - Administration
and Chief Financial Officer

RONALD W. DAVIS
President
Business Development

TIMOTHY B. FLEISCHER
Corporate Group President

DANIEL A. RODRIGUES
Corporate Group President

LARRY K. BREWER
Senior Vice President -
Business Development

MATT D. HAY
Vice President -
Washington Operations

DAN D. JURA
Senior Vice President - Sales

ALLAN K. KASTE
Vice President -
Human Resources

ROBERT L. KLAUTZER
Vice President - Management
Information Systems

STEVEN J. LANDMANN
Vice President - Controller

JOHN R. WOOTTON
Vice President - Technology

THOMAS G. CORNWELL
President
Engineered Air Systems, Inc.

JOSEPH H. CREAGHEAD
President
Keco Industries, Inc.

RICHARD P. DACEY
President
Radian Inc.

FREDERIC D. KNIGHT
President
Universal Power Systems, Inc.

JAMES T. MYRICK
President
Systems & Electronics Inc.

GERALD A. NICHOLSON
President
Engineered Coil Company
d/b/a Marlo Coil

THOMAS C. SANTORO
President
Engineered Electric
Company d/b/a Fermont
----------------------------------------------------------------------------

Design: Falk Harrison Creative, St. Louis

THE MISSION CONTINUES
----------------------------------------------------------------------------
WITH ANNUAL REVENUES NOW APPROACHING ONE-HALF BILLION DOLLARS, ENGINEERED SUPPORT SYSTEMS CONTINUES TO ADVANCE, GAINING MOMENTUM IN ITS PRIMARY MISSION TO SUSTAIN GROWTH AND BUILD SHAREHOLDER VALUE.







[LOGO]       ENGINEERED SUPPORT SYSTEMS, INC.
             201 EVANS LANE, ST. LOUIS, MO 63121-1126

             www.engineeredsupport.com

                                  APPENDIX

The inside front cover contains 5 graphs. The information contained in the graphs is stated in the table immediately following.