Form 10-K, Exhibit 13
period 2003-10-31
ENGINEERED SUPPORT SYSTEMS INC
filed 2004-01-30
CIK 772891

                                                                  Exhibit 13

On Active Duty

ENGINEERED SUPPORT SYSTEMS IS
TEAMING WITH AMERICA'S MILITARY
IN THE DEFENSE OF FREEDOM



                                             [ESSI LOGO]

                                             Engineered Support Systems, Inc.
                                             2003 Annual Report

RESULTS

BUILDING ON THE MOMENTUM OF OUR FINANCIAL STRENGTH

--------------------------------------------------------------------------------------------------------------------
Year Ended October 31                                   2003          2002         2001        2000           1999
  (in thousands, except per share amounts)
--------------------------------------------------------------------------------------------------------------------
SELECTED FINANCIAL DATA

RESULTS OF OPERATIONS

Net revenues                                      $  572,701    $  407,945     $365,198    $335,342     $  146,526
Operating income from continuing operations       $   72,469    $   48,592     $ 35,847    $ 30,171     $   14,080
Depreciation and amortization                          8,961         7,038        9,001       9,398          3,465
                                                --------------------------------------------------------------------
EBITDA (Earnings before interest, taxes,
  depreciation and amortization)                  $   81,430    $   55,630     $ 44,848    $ 39,569     $   17,545
                                                --------------------------------------------------------------------
Net income from continuing operations             $   43,283    $   27,666     $ 18,269    $ 12,711     $    6,962
Net income                                        $   43,408    $   23,533     $ 18,576    $ 13,040     $    7,309
Diluted shares outstanding                            25,838        24,314       22,824      20,433         17,105
Diluted earnings per share
  Continuing operations                           $     1.68    $     1.14     $   0.80    $   0.62     $     0.41
  Total                                           $     1.68    $     0.97     $   0.81    $   0.64     $     0.43
Cash dividends per share                          $     0.04    $     0.04     $   0.04    $   0.04     $     0.04

--------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Total assets                                      $  419,301    $  290,147     $240,435    $238,352     $  239,396
Bank debt                                             73,190        55,000       63,738      96,797        114,591
Shareholders' equity                                 197,167       134,857      109,392      78,500         63,422

--------------------------------------------------------------------------------------------------------------------
Funded backlog                                    $  533,439    $  350,063     $291,745    $307,274     $  286,789
Total backlog                                      1,456,174     1,218,706      973,552     905,421      1,137,268

--------------------------------------------------------------------------------------------------------------------


NET REVENUES
(in millions)

[GRAPH]

99     $146.5
00     $335.3
01     $365.2
02     $407.9
03     $572.7


EBITDA
(in millions)

[GRAPH]

99      $17.5
00      $39.6
01      $44.8
02      $55.6
03      $81.4


OPERATING INCOME
FROM CONTINUING
OPERATIONS
(in millions)

[GRAPH]

99      $14.1
00      $30.2
01      $35.8
02      $48.6
03      $72.5


NET INCOME
(in millions)

[GRAPH]

99       $7.3
00      $13.0
01      $18.6
02      $23.5
03      $43.4


DILUTED EARNINGS
PER SHARE

[GRAPH]

99      $0.43
00      $0.64
01      $0.81
02      $0.97
03      $1.68

FORCES

ESSI'S OPERATING UNITS ARE READY FOR ACTION

---------------------------------------------------------------------------------------------------------------------
COMPANY                                                 BUSINESS
---------------------------------------------------------------------------------------------------------------------
ENGINEERED AIR SYSTEMS, INC.                            Established in 1982, EAS designs a wide range of military
                                                        support equipment including nuclear/biological/chemical
                                                        defense systems, environmental control systems, water
                                                        storage, purification and distribution equipment, petroleum testing labs, containers and general support equipment.
---------------------------------------------------------------------------------------------------------------------
ENGINEERED COIL/MARLO COIL                              Acquired in 1998, Marlo is a leading designer and
                                                        manufacturer of custom engineering coils and
                                                        refrigeration and air-handling equipment, and ranks as
                                                        the largest supplier of marine coils, air-handling units,
                                                        product coolers and refrigeration plants to the U.S. Navy.
---------------------------------------------------------------------------------------------------------------------
KECO INDUSTRIES, INC.                                   Acquired in 1998, Keco is a major producer of military
                                                        support equipment including environmental control systems, water purification systems, refrigeration equipment,
                                                        containers and general military support equipment.
---------------------------------------------------------------------------------------------------------------------
ENGINEERED ELECTRIC/FERMONT                             Acquired in 1999, Fermont is a leading supplier of
                                                        military generator sets and power systems.
---------------------------------------------------------------------------------------------------------------------
SYSTEMS & ELECTRONICS INC.                              Acquired in 1999, SEI is a leading designer and
                                                        manufacturer of military support equipment including
                                                        aircraft loading systems, heavy transport systems,
                                                        fire-control support systems, radar systems, specialized
                                                        avionics testing equipment and materials handling equipment.
---------------------------------------------------------------------------------------------------------------------
ESSIBUY.COM, INC.                                       Launched in 2001, ESSIbuy.com is the company's product
                                                        and logistics support division, providing one-stop shopping for comprehensive logistic services including online access to training, operating and maintenance manuals, spare and
                                                        replacement parts, warranty services and other technical
                                                        support.
---------------------------------------------------------------------------------------------------------------------
RADIAN, INC.                                            Acquired in 2002, Radian is a key supplier of engineering, logistics and training services, asset protection systems, advanced technology and systems integration services. Radian also provides certain power generation and distribution
                                                        equipment.
---------------------------------------------------------------------------------------------------------------------
UNIVERSAL POWER SYSTEMS, INC.                           Acquired in 2002, UPSI is a recognized leader in the
                                                        design, development, manufacture and distribution of
                                                        transportable and fixed-site uninterruptible power supply
                                                        systems, with more than 15,000 units successfully
                                                        deployed throughout the world.
---------------------------------------------------------------------------------------------------------------------
TECHNICAL AND MANAGEMENT                                Acquired in 2003, TAMSCO is a provider of telecommunications
SERVICES CORPORATION                                    and information technology services, integrated logistics
                                                        support, systems integration and electronics manufacturing.
---------------------------------------------------------------------------------------------------------------------
ENGINEERED ENVIRONMENTS, INC.                           Acquired in 2003, EEi is a designer and manufacturer of
                                                        specialized environmental control units, air handling and
                                                        heat transfer systems.
---------------------------------------------------------------------------------------------------------------------
PIVOTAL POWER INC.                                      Acquired in December 2003, Pivotal Power is a supplier of
                                                        ruggedized and full MIL-SPEC high-performance static power conversion equipment and other power management systems
                                                        for ground-based, shipboard and airborne communications
                                                        and weapons platforms.
---------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------
BUSINESS SEGMENT       FACILITIES                                           MARKETS
---------------------------------------------------------------------------------------------------------------------
Support Systems        Manufacturing, engineering and                       U.S. military and prime defense
                       administrative facilities in St. Louis, Mo.,         contractors.
                       with a workforce of 45.
---------------------------------------------------------------------------------------------------------------------
Support Systems        Manufacturing, engineering, testing and              U.S. military and prime defense
                       administrative facilities in High Ridge,             contractors, healthcare,
                       Mo., with a workforce of 200.                        semiconductor and
                                                                            pharmaceutical industries.
---------------------------------------------------------------------------------------------------------------------
Support Systems        Manufacturing, engineering and                       U.S. military and prime defense
                       administrative facilities in Florence, Ky.,          contractors.
                       with a workforce of 330.
---------------------------------------------------------------------------------------------------------------------
Support Systems        Manufacturing, engineering, testing and              U.S. military and prime defense
                       administrative facilities in Bridgeport, Conn.,      contractors.
                       with a workforce of 135.
---------------------------------------------------------------------------------------------------------------------
Support Systems        Manufacturing, engineering, testing and              U.S. and foreign militaries and
                       administrative facilities in St. Louis and           prime defense contractors and
                       West Plains, Mo., with a workforce of 950.           U.S. Postal Service.
---------------------------------------------------------------------------------------------------------------------
Support Services       Located in administrative facilities in              U.S. military.
                       St. Louis, Mo., with a workforce of 20.
---------------------------------------------------------------------------------------------------------------------
Support Services       Based in Alexandria, Va., with facilities in         U.S. military, intelligence
                       several states located adjacent to key U.S.          agencies, commercial clients.
                       military installations including on-site at
                       the Pentagon, with a workforce of 375.
---------------------------------------------------------------------------------------------------------------------
Support Systems        Manufacturing, engineering, testing and              U.S. military and prime defense
                       administrative facilities in Chantilly, Va.,         contractors, diplomatic community,
                       with a workforce of 20.                              intelligence agencies.
---------------------------------------------------------------------------------------------------------------------
Support Services       Based in Calverton, Md., with manufacturing          U.S. military and prime defense
                       facilities in Polson, Mont., and a significant       contractors.
                       presence at numerous key military locations
                       nationwide and abroad, with a workforce of 700.
---------------------------------------------------------------------------------------------------------------------
Support Systems        Manufacturing and administrative facilities          U.S. military and commercial
                       in Cincinnati, Ohio, with a workforce of 75.         clients.
---------------------------------------------------------------------------------------------------------------------
Support Systems        Manufacturing and administrative facilities          U.S., UK and Canadian
                       in Halifax, Nova Scotia, Canada, with a              militaries and prime defense
                       workforce of 80.                                     contractors.
---------------------------------------------------------------------------------------------------------------------

Fueled by a steady steam of strategic acquisitions, Engineered Support Systems has emerged as a leading designer, manufacturer and supplier of integrated military electronics, support equipment and technical and logistics services for all branches of America's armed forces and certain foreign militaries, homeland security forces and selected government and intelligence agencies. The company also produces specialized equipment and systems for commercial and industrial applications.

LEADERSHIP [PHOTO]



            [PHOTO] SUPPORT
                    SERVICES



      SUPPORT [PHOTO]
      SYSTEMS

Update

A LETTER TO OUR SHAREHOLDERS

-----------------------------------------------------------------------------
[PHOTO]
Michael F. Shanahan, Sr.
Chairman of the Board

With eight consecutive years of record results, Engineered Support Systems, Inc. is rapidly approaching revenues of $1 billion and beyond. In pursuit of that goal, we continue to deliver exceptional performance with our proven strategy of solid internal growth, selective acquisitions, differentiated technology, and quality products and services that meet the needs of our nation's military, homeland security and intelligence organizations.
-----------------------------------------------------------------------------

For the fiscal year ended October 31, 2003, company revenues reached $572.7 million, an increase of 40 percent, and net income climbed to $43.4 million, or $1.68 per share, increases of 85 percent and 73 percent, respectively.

         Other key measurements also reflect our continued strong financial performance. Free cash flow generation was a robust $55 million, 1.3 times net income. This drove our year-end debt-to-equity ratio down to just 0.37, and we posted an industry-leading return on shareholders' equity of 26.4 percent in 2003.

         Against the backdrop of combat operations in Iraq and Afghanistan, the global war on terrorism and homeland security initiatives, the company's revenues continued strong throughout fiscal 2003. For the year, entered orders for our products and services totaled $659 million yielding a solid book-to-bill ratio of 1.15 times, pushing total contract backlog, including unfunded options on existing long-term contracts, to a record of nearly $1.5 billion.

         Based on the company's steady financial progress, we announced a year-end 3-for-2 stock split in the form of a 50 percent stock dividend, increasing the number of shares outstanding to approximately 25 million. This stock split, the third split in the past two and a half years, will enhance long-term shareholder value and provide additional liquidity and share float.

STRATEGIC ACQUISITIONS
Although not dependent on acquisitions to achieve sustained growth, we view acquisitions as a fundamental component of our long-term business strategy. That said, we do not seek acquisitions simply for the sake of getting bigger. We look for defense-oriented companies with similar products, customer bases and related technologies; accretive to earnings; with compatible organizational chemistry.

         Carefully following these criteria, we have successfully concluded 11 acquisitions since 1998, including three during calendar 2003. These acquisitions have significantly reinforced our existing product lines, added new service areas and technologies, expanded our markets and customer base and brought strong, capable management to our organization.

         We finalized the acquisition of Technical and Management Services Corporation (TAMSCO) in May 2003 for $67.5 million in cash plus the payoff of primarily working capital indebtedness subject to certain post-closing adjustments. TAMSCO's revenues have historically grown at

2 | Engineered Support Systems, Inc.

a double-digit rate, reaching approximately $116 million for the 2002 calendar year. The addition of TAMSCO has been highly accretive, accounting for revenues of $70.6 million and contributing incremental operating earnings of $6.1 million in the first six months post-closing.

         As a provider of information technology logistics and digitization services, and a designer and integrator of telecommunications systems primarily for the U.S. Department of Defense, TAMSCO is clearly a great fit for Engineered Support Systems. Their business complements the company's logistics and electronics manufacturing operations, with opportunities to leverage business development initiatives and fortify our growth prospects with existing U.S. Air Force and Army customers.

         In September 2003, we completed the acquisition of Engineered Environments, Inc. (EEi) for $15.5 million in cash, plus the payoff of mortgages and working capital-related indebtedness. EEi's revenues for calendar 2002 reached approximately $14 million, generating solid operating margins. The acquisition has been immediately accretive to earnings, as well.

         As a designer and manufacturer of specialized environmental control units and heat transfer systems for defense and industrial markets, this Cincinnati, Ohio-based firm clearly complements our nearby Keco Industries operation in northern Kentucky. EEi brings us proven technical expertise in providing environmental control solutions and long-standing working relationships with major defense prime contractors.

         Subsequent to fiscal year-end, we completed our first international defense acquisition with the purchase of Pivotal Power Inc. of Halifax, Nova Scotia, Canada. Pivotal Power is a rapidly growing supplier of ruggedized and full MIL-SPEC high-performance static power conversion equipment to the worldwide defense market. We paid total consideration of $10.0 million in cash plus the assumption of certain interest-free loans with a Canadian development agency.

         For its most recent year ended September 30, 2003, Pivotal Power posted revenues of approximately $7.5 million, generating EBITDA (earnings before interest, taxes, depreciation and amortization) of approximately $1.5 million. These results are supported by a multi-year contract backlog totaling approximately $25 million comprised of several key programs with major defense primes. Pivotal represents a highly synergistic addition to our existing resources in the power generation and conditioning areas.

     ESSI RANKED                   We have successfully
        No. 9                      concluded 11
ON FORBES MAGAZINE'S               acquisitions since
  "200 BEST SMALL                  1998, including
COMPANIES IN AMERICA,"             three within
  RISING FROM NO. 28               the past year.
     A YEAR AGO.

MARKET SEGMENTS

97%  Military/Government     3%  Commercial

                                 [GRAPH]

OPERATIONAL IMPROVEMENTS
We continue to make progress in our efforts to better serve our shareholders by focusing on our core defense businesses. In April 2003, we sold our injection-molded plastics operation to a private equity group for approximately $6.6 million, plus contingent consideration, with the cash proceeds

                                                       2003 Annual Report | 3
used to reduce outstanding bank indebtedness. Since announcing our intentions a year earlier, this business unit had been treated as a discontinued operation within our financial statements.

         Our ongoing facility rationalization plan continues to deliver improved operating efficiencies and utilization of our internal capabilities, helping retain a competitive cost structure within the defense industry as we pursue future business growth both directly with the Department of Defense and the prime contractor community.

         By fiscal year-end, we curtailed operations at Systems & Electronics' Sanford, Fla. electronics plant and relocated the electronics assembly work to alternate company facilities. Earlier in the year, operations at the Blue Ash, Ohio plant were consolidated into our recently expanded Florence, Ky. facility, and the production activities of Engineered Air Systems were relocated to other facilities as well. We anticipate selling the Sanford, Blue Ash and Engineered Air facilities within the next two years.

         This consolidation will improve overall utilization of the company's existing production capacity and provide substantial cost savings. Beginning in fiscal 2004, we expect to realize estimated recurring annual after-tax cost savings of $3 million to $4 million as a direct result of our facility rationalization initiatives. Remaining manufacturing capacity is quite flexible and ample to sustain the growth of our core Support Systems business.

         At mid year, we reached a new labor agreement covering approximately 300 union workers at our West Plains, Mo. manufacturing facility. This five-year agreement provides stability for our labor force and key military customers; and as we expand our business, we plan to further utilize the plant's strong capabilities and capacity to support future production programs.

RECOGNITION FOR OUR ACHIEVEMENTS
Our momentum in the marketplace continues to attract widespread recognition. For the fifth consecutive year, the company was named to Forbes magazine's "200 Best Small Companies in America," rising to No. 9 from No. 28 a year ago. We also ranked highly on Fortune magazine's list of the "100 Fastest Growing Companies" for the second year running.

ORGANIZATIONAL AND MANAGEMENT CHANGES
As announced at the annual shareholders' meeting last spring, we have separated the Chairman and CEO roles by appointing Gerald E. Daniels to the position of Vice

REVENUE BY BUSINESS SEGMENT

67%  Support Systems     33%  Support Services

                                  [GRAPH]

In 2003 we reorganized                 OUR NEW STRUCTURE
the company into two broad              MATCHES HOW WE
operational and reporting                  ALLOCATE
segments - Support Services                RESOURCES
and Support Systems.                     AND MANAGE OUR
                                           BUSINESS.


4 | Engineered Support Systems, Inc.

Chairman and CEO. A graduate of the U.S. Naval Academy and a former naval officer, Jerry brings the knowledge and experience gained in a 23-year career with The Boeing Company and its predecessor, McDonnell Douglas Corporation, most recently as President and CEO of Boeing Military Aircraft and Missile Systems.

         As we have defined these roles, Mike Shanahan as Chairman will continue to provide leadership in areas of overall business strategy and direction, and ongoing development and initiatives of the Board of Directors. Jerry Daniels as Vice Chairman and CEO will assume responsibility for day-to-day leadership and all functional areas of the company, with emphasis on new avenues of business development, expansion of product and service offerings, and pursuit of synergistic acquisitions.

         With this appointment, the Office of the Chairman, our senior leadership and policy-making team, now consists of the Chairman, Vice Chairman and CEO, President and COO, Vice Chairman - Administration and CFO, and President - Business Development.

         We also reorganized our corporate structure into two major business segments, Support Systems and Support Services, to reflect the increasing scope of our service-related businesses. Daniel A. Rodrigues, Corporate Group President, will oversee the Support Systems segment; Nicholas R. Innerbichler, one of the founders of TAMSCO, has been named Corporate Group President responsible for the Support Services segment.

         Other notable senior management changes include the appointment of Karen A. Bedell to the new position of Senior Vice President - Marketing and Strategic Planning, the promotion of Lawrence R. Brewer to President - Washington D.C. Operations and the promotion of Frank A. Tricomi to the position of President - ESSIbuy.com, our online logistics business.

ON ACTIVE DUTY
As we have always said, rapid deployment of our armed forces drives our business. That has never been more true than today with our military personnel actively engaged in Iraq and Afghanistan and stationed in dozens of countries around the globe. The men and women of Engineered Support Systems are on active duty producing products and delivering services to support and safeguard America's warfighters. We are up to the challenge.

         OFFICE OF THE CHAIRMAN


         /s/ Michael F. Shanahan, Sr.
         Michael F. Shanahan, Sr.
         Chairman of the Board


         /s/ Gerald E. Daniels
         Gerald E. Daniels
         Vice Chairman and
         Chief Executive Officer


         /s/ Gerald A. Potthoff
         Gerald A. Potthoff
         President and Chief Operating Officer


         /s/ Gary C. Gerhardt
         Gary C. Gerhardt
         Vice Chairman and
         Chief Financial Officer


         /s/ Ronald W. Davis
         Ronald W. Davis
         President - Business Development

                                                       2003 Annual Report | 5

Leadership

CANDID CONVERSATIONS WITH SENIOR MANAGEMENT

[PHOTO]       Jerry Daniels
              Vice Chairman and
              Chief Executive
              Officer

Q. What knowledge and experience gained as a military officer has carried over to the business sector?

A. Initially, there are certain management skills that you learn, then there are certain leadership skills that you learn. In both realms, clearly, experience is the best teacher and you quickly realize that having good people is the key - both in finding the right people and then trusting them to do their jobs. I did learn a lot about teamwork from my days in the submarine force. You had to rely on your shipmates and I've carried that with me throughout my business career.

Q.   What first attracted you to Engineered Support Systems?

A. As a long-time executive in the defense industry, I'd been watching the growth of the company for some time and was impressed by its entrepreneurial run of successes. From the outside, I saw a company that was thriving in a cost-competitive market, winning program after program, growing its business and was very innovative. Already having decided to leave Boeing's defense business, I welcomed the opportunity to help take this organization to the next level when asked by Mike Shanahan and the Board to join Engineered Support as CEO.

Q. What impressions have you formed about the company, its management and employees?

A. It's just an outstanding company ... great business instincts, moves quickly, understands and respects the customer, and the people are great. For me, the real change was going from a large, centralized operating unit to this decentralized holding company environment. I had already reached the conclusion that a rapidly growing company needs to be fairly decentralized so you don't stifle that entrepreneurial spirit. You give a tremendous amount of autonomy to the operating units, and your job becomes helping them get the barriers to performance out of their way.

Q.   What niche does the company fill in the defense industry?

A. We stick to what we know best, which is primarily the world of sustainment - that part of the defense business that allows the military to sustain their presence in a remote environment, to sustain the battle - that's what we do. We provide the equipment that gets them the fuel, water, heat, power, air conditioning, ammunition, cargo, communications - that's all part of the sustainment process for the military ... and that's our core.

     We're really in a sweet spot within the defense market. Today, our armed forces are increasingly being pushed out of large, permanent overseas bases, forced to conduct military operations both from the continental United States and from alternate temporary bases around the world. In addition, the military is outsourcing more and more of its non-warfighting services to civilian contractors like Engineered Support. Both of these trends are working to our advantage.

     The movement away from these large bases means the military has to transform itself into a far more mobile, deployable force - and we provide many of the products and services that allow them to be more agile and self-sufficient. On the services side, via TAMSCO, Radian and ESSIbuy, we have the opportunity to capitalize on this outsourcing initiative. By leveraging our extensive capabilities in these critical areas, we expect to experience faster growth in our part of the market


6 | Engineered Support Systems, Inc.

     - sustainment and support - than will other parts of the overall defense industry.

Q.   How do you define your role and responsibilities as CEO?

A. show up every day with four things in mind - to meet the commitments we've made to our customers and shareholders, to grow the business, to constantly improve our processes, and to continually strengthen the team. The team includes both our employees and our suppliers. That's how I define my job and how I measure myself and our operating units. If we're going to do this right, you have to be doing all of them simultaneously and continuously.

Q.   What do you see as the greatest opportunities for continued growth?

A. We will continue to grow via smart acquisitions and winning new opportunities in our current market areas. And, we can open new markets. First, partnering with the larger prime defense contractors and, secondly, capitalizing on emerging homeland security initiatives are two customer sets and market areas that offer some great opportunities. I also believe that we can continue to grow the markets we already occupy by continually redefining our roles in those areas. For instance, clearly, we're the leading supplier of mobile electrical power generation equipment on the battlefield. But, going forward, if we define ourselves as simply as that, we might ignore other complementary growth opportunities that may be natural extensions of our current capabilities. We must challenge ourselves to branch out into related fields where we can bring both our customer knowledge and technical knowledge to bear.

Q.   Where do you see the company in five or 10 years?

A. Our near-term goal is to be a billion-dollar-a-year revenue producer. We don't have a specific time frame in mind, and we're only going to do it if we can do it profitably. If we stay focused, stick with what works and what we know best, and develop the right people to execute it, there's no reason why this company can't be a multi-billion-dollar company within the next decade.

[PHOTO]       Jerry Potthoff
              President and Chief
              Operating Officer

Q.   What key messages do you want investors to understand?

A. Our core business hasn't changed - the military doesn't leave home without us - today more so than ever. That said, our long-term success doesn't necessarily depend on America being at war or being engaged in large-scale operations such as those currently under way in Iraq and Afghanistan. Our nation's military is deployed in over 130 countries, so our products and personnel are deployed, as well. As long as America remains the world's policeman, our products and services will help them complete their missions.

     Another constant for our company is that we're serious about technology. As we grow, we take on new roles and responsibilities, competing with increasing levels of technical sophistication. We now require that each of our operating divisions have a formal R&D project that is linked to significant market opportunities. In most cases, these initiatives involve upgrading our existing products to their next generational level, improvements that fit today's ongoing military transformation.


                                                       2003 Annual Report | 7

Q.   Describe your approach to integrating newly acquired companies.

A. We seek to acquire good companies and give them as much operating autonomy as we can. Generally, acquisition targets are private companies whose owners don't want to believe that you're going to come in and alter their culture and perhaps destroy the identity they've created over the years. Our integration approach matches those expectations.

     Once on board, we attempt to understand their strengths and weaknesses in terms of operating costs, capacities and capabilities to put ourselves in a position to improve their bottom line and to enhance efficiencies. For instance, we just launched the third phase of our facility utilization program, upgrading the database to include our newest acquisitions - UPSI, Radian, TAMSCO and EEi - to look at opportunities to leverage capabilities and streamline operations.

Q.   What about merging managements and cultures?

A. Our integration strategy is not to simply combine a group of organizations together and do away with one sector of management. At Engineered Support, the fundamental intent of our integration plan is to get people to work with each other. So we ask new acquisitions to be part of our peer group process, which allows the senior staff of all our companies to know one another better, to learn from each other and to find ways to proactively address common business issues.

     We currently have more than 10 peer groups reflecting different functional disciplines. In addition, we recently formed a peer group focusing on the power area that includes the numerous divisions involved with power technology working together, exchanging knowledge and developing collaborative approaches to grow that area of the business. Similar market-focused peer groups are also being formed throughout the company to foster growth. While as a stand-alone company, a particular division's resources may be limited, we try to get our team to realize that our combined knowledge is staggering and that together we can do great things.

Q.   How important is growing the Support Services segment to the company?

A. Historically an adjunct to our manufactured products, logistics services within ESSI are really going through a breakthrough - transforming from a cost center to a profit center, generating revenue from new business. With the recent acquisitions of Radian and TAMSCO, we're now evolving into a full-service corporation with much greater capabilities than we possessed just a couple of years ago. It's a natural evolution of our business and it fits perfectly with the transformation of the military - military personnel handling the warfighting while outsourcing the administrative roles and non-tactical assignments to civilian contractors.

[PHOTO]       Gary Gerhardt
              Vice Chairman and
              Chief Financial Officer

Q.   What attracts investors to the company?

A. Investors are willing to put their hard-earned money with us because they trust the management team. That is a key for us because in today's environment, no one wants to believe in the management of a company. But throughout our history, we've built solid credibility with our customers, shareholders and employees that will endure for the long haul.

     Performance-wise, we've done what we said we were going to do, oftentimes better than expected. And, investors realize that we're not


8 | Engineered Support Systems, Inc.

     going to do anything contrary to the creation of shareholder value. We will grow our business profitably and we will not grow revenues merely for the sake of top-line growth - we are bottom-line focused. We're going to stick to our core business of serving military and homeland security customers in various capacities.

Q. What are Engineered Support's immediate and long-term growth expectations?

A. After another record year in 2003, we're forecasting a 30 percent increase in annual revenues for 2004 as we approach the $750 million mark, which is expected to drive earnings per share more than 40 percent higher. Fueled by solid internal growth and synergistic acquisitions, on a longer-term basis, we are committed to delivering annual net income gains of 20 percent or more to our stockholders. Our track record of meeting or exceeding shareholder expectations speaks for itself.

Q. How much of that business growth will be organic versus through acquisitions?

A. Looking back at our business over the years, we've seen annual internal revenue growth of 5-7 percent on average. With the current heightened level of military operations around the globe creating lasting customer demand, we can expect to exceed this growth level in most of our major product and service categories for some time. In addition, the various cost savings initiatives we've undertaken, including the institution of lean manufacturing programs and our facility rationalization project, have been highly successful in improving production efficiency and significantly reducing operating expenses throughout the company. That being said, the addition of accretive acquisitions, such as the three transactions completed during calendar 2003, will continue to be a key part of our growth strategy going forward, comprising the remainder of our targeted earnings growth.

Q. What challenges does the company face in addressing the increasingly stringent corporate governance regulations?

A. Certainly the well-publicized corporate scandals and the regulators' responses to them, including Sarbanes-Oxley legislation and strengthened stock exchange listing requirements, have impacted every public company in America to some degree. Here at Engineered Support Systems, we've been actively addressing these enhanced requirements to ensure our compliance in the areas of corporate governance, internal controls and accounting procedures. To accomplish this task, we've established a seasoned internal audit staff, strengthened our corporate compliance committees and are continuing our internal assessment of the impact of these rule changes on the company. We believe that we will easily meet all such requirements by the various effective dates of the Sarbanes-Oxley legislation and that our internal control structure is solid and functioning well.

[PHOTO]    Ron Davis
           President - Business
           Development

Q.   Describe the company's strategic initiatives in business development.

A. Actually there are several, but of increasing importance is our level of involvement in logistics services. In recent years, we have seen a trend of the military away from having uniformed personnel performing logistic services toward having subcontractors pick up that work. Mindful of this, three years ago we launched ESSIbuy.com, our online logistics support storefront, to meet these emerging needs.

                                                      2003 Annual Report | 9

     Later, we acquired service companies like Radian and TAMSCO to further position ourselves to take advantage of this initiative. And indeed, the logistics support opportunities continue to emerge.

Q.   What sort of opportunities?

A. We've recently received our first significant contract for depot-level support wherein we will provide an electronic storefront to enable the Army to buy spare, replacement and repair parts for all of the petroleum and water systems required at that depot. Our Support Systems group originally supplied much of that hardware, and now we're providing quick-turnaround logistics capabilities as part of full life-cycle support.

     Of importance, this initial $14.4 million contract was won assembling a team that included TAMSCO, Radian, ESSIbuy and Keco, successfully leveraging our combined capabilities to capture that business. We're anticipating similar opportunities as well, including a subcontract calling for the repair and refurbishment of a number of M1000 tank transport trailers which we originally built that have been extensively deployed in combat missions in Iraq.

Q.   Has homeland security developed into a major market?

A. Initially after 9-11, we consciously did not put a lot of business development effort into pursuing the homeland security market. While a significant amount of funds have been earmarked for this vital initiative, to date most of these resources have been directed toward reorganization and training of the various agencies and personnel. The material that has been procured ranges from providing first responders with chemical suits and gas masks or supplying airports with bomb detection equipment - markets that we don't serve. We believe that our best approach to addressing homeland security needs is through offering products and services that are proven and available through established procurement channels. The successes we've seen in the perimeter security and base access areas illustrate this.

     In addition, local governments will likely be unable to position themselves and to fund their needs for homeland security equipment, so we expect these functions to be provided either at the federal level or through state National Guard units as the situation matures. A great deal of our existing support equipment would then be used for emergency response should this occur.

Q. How is the Business Development group adapting to address these new opportunities?

A. With nearly 3,000 employees, 11 operating units and $750 million in annual revenues, the company is becoming much too complex to effectively manage all business development activities from a centralized location. Accordingly, we're in the process of redeploying our corporate Business Development team to move toward more of a strategic support role versus a tactical focus. Each operating unit will house its own sales group reporting to that unit's president. Business Development will continue to be supported by a more robust Washington, D.C.-based marketing office, as well as by soon-to-be-established field offices at major customer sites.

     These senior executives of the Office of the Chairman, together with the corporate officers and subsidiary presidents pictured throughout this report, will provide the leadership to drive exceptional performance, continued growth and superior shareholder value going forward.

10 | Engineered Support Systems, Inc.

[PHOTO]                [PHOTO]              ENGINEERED            [PHOTO]
                                         SUPPORT'S NEARLY
                                              3,000
                                         EMPLOYEES ARE "ON
                                        ACTIVE DUTY" AT 11
                                         OPERATING UNITS.

                                  [PHOTO]

Climate

OVERVIEW OF THE DEFENSE INDUSTRY MARKETPLACE

------------------------------------------------------------------------------
Fueled by a steady stream of strategic acquisitions, Engineered Support Systems has emerged as a diversified supplier of high-tech, integrated military electronics, support equipment and logistics services for all branches of America's armed forces and certain foreign militaries, homeland security forces, and selected government and intelligence agencies.
------------------------------------------------------------------------------

For fiscal 2003, sales to these customers, directly or through subcontracts, accounted for 97 percent of company revenues. The company also produces specialized equipment and systems for commercial and industrial applications.

         Our products and services - designed to support America and its allies' armed forces on the ground, at sea and in the air - increasingly meet the military's shift toward lighter, faster, more rapidly deployable and more easily sustainable forces.

TRANSFORMING THE U.S. MILITARY
Two years ago, the Pentagon and the Bush Administration began to transform the size and configuration of the nation's military from a force focused on fighting two major wars simultaneously to a smaller, more flexible force capable of meeting the global challenges of the 21st century. This new perspective involves a deliberate shift from threat-based to capabilities-based defense planning, with significant changes in how the U.S. Department of Defense (DoD) defines, structures and supports major defense missions.

         As detailed in the 2003 Annual Defense Report from Secretary of Defense Rumsfeld, winning the global war on terror demands that U.S. forces be flexible, light and agile, and able to respond quickly to sudden changes. Among the critical operational goals guiding the military's transformation are these - defend the U.S. homeland and bases of operations overseas, protect and sustain forces in distant theaters, and deny enemies sanctuary.

         Each of these priorities links directly to our core competencies and proven capabilities. While threats and terrain may change, we believe the defense of our country and our freedoms will always require a well-equipped, well-sustained fighting force on the ground, at sea and in the air. That's who we serve ... that's our ultimate customer. And the men and women of Engineered Support Systems are on active duty to meet that commitment.

         To combat the uncertainty of future threats, the armed forces are becoming lighter, faster and more flexible. In response, we continue to transform our support equipment to make it lighter, more reliable and increasingly efficient. Further, the modern military requires technologically advanced weapons systems and platforms, communications and logistics support. We are aggressively expanding our capabilities in these critical areas both internally and through strategic acquisitions.

STRATEGIC ACQUISITIONS
In recent months, Engineered Support Systems significantly enhanced its roster of action-ready operating units through several key acquisitions. In May 2003, we acquired Technical and Management Services Corporation (TAMSCO), a provider of information technology logistics and telecommunications systems to the DoD which accounts for more than 98 percent of the firm's revenues, with the U.S. Army and U.S. Air Force ranking as its two largest customers.

         Founded in 1982, TAMSCO is based in Calverton, Md. and operates an electronics manufacturing facility in Polson, Mont. that also supports its information technology services

[PHOTO]

Corporate Officers: (left to right) David D. Mattern, Daniel E. Kreher,
Dan D. Jura, Karen A. Bedell, Allan K. Kaste, Robert L. Klautzer, Steven J. Landmann, Larry K. Brewer, Ronald W. Hauser and John R. Wootton.


12 | Engineered Support Systems, Inc.

               [PHOTO]                               [PHOTO]
Radian - Camouflage net application         TAMSCO - Satcom hardware

               [PHOTO]                               [PHOTO]
        Pivotal - Power supply              Radian - Pump maintenance

as both a manufacturer and authorized reseller of technology products. The firm maintains a significant presence at a number of key military locations including the Warner Robins Air Logistics Center in Warner Robins, Ga. and the U.S. Army's Communications-Electronics Command at Ft. Monmouth, N.J.

TAMSCO's workforce numbers approximately 700, more than half holding security clearances, thus providing qualifications to work on highly specialized, mission-critical assignments for federal defense and intelligence agencies. It is led by Maj. Gen. David R. Gust, U.S. Army (ret.).

TAMSCO's primary business categories include:

o Telecommunications and information technology services - satcom life cycle support, telemedicine
o Integrated logistics services - integrated logistics support, automated maintenance management, electronic publishing and technical publications
o Systems integration - systems engineering, software development and maintenance, test program set development

         We are pursuing opportunities to leverage several of TAMSCO's business development initiatives, in particular, the digitization of technical manuals, the repair and return of electronics sub-systems, and the rapid deployment of mobile satellite-based communications systems to remote areas worldwide. In addition, with the DoD planning to spend $6.8 billion in 2004 on information technology to improve logistics, TAMSCO's logistics expertise should augment our existing capabilities.

         In September 2003, we acquired Engineered Environments, Inc. (EEi), a proven provider of engineered solutions for applications involving air handling, heat transfer and climate control, as well as lightweight environmental units. Founded over 10 years ago, EEi operates a 31,000-square-foot office and manufacturing facility in Cincinnati, Ohio with a workforce of approximately 75 employees. The DoD accounts for more than 80 percent of the firm's revenues, directly or through contracts with prime defense contractors.

         EEi provides engineering and manufacturing of customized air conditioners, heat exchangers, liquid chillers, air filtration systems, environmental control units and aircraft ground support equipment for military and commercial customers. While enhancing our existing portfolio of military support equipment, EEi is solidly positioned to capitalize on the growing market for mobile military shelters and systems that increasingly require customized environmental control solutions for personnel comfort and sophisticated electronics. It will continue to be managed by its founder, Gerald W. Solomon.

         In December 2003, we completed our first international acquisition with the purchase of Pivotal Power Inc., of Halifax, Nova Scotia, Canada, a provider of static power conversion equipment directly to military and prime defense contractors. As a supplier of full MIL-SPEC power conversion equipment, inverters, battery chargers and other power management systems for shipboard, ground-based and airborne communications and weapons platforms, Pivotal Power boasts a multi-year contact backlog of some $25 million.

         Under the leadership of its President, Carlo M. Shimoon, Pivotal Power has grown rapidly over the past few years, posting revenues of approximately $7.5 million for its most recent fiscal year with solid profitability. Pivotal Power directly complements our Universal Power Systems, Inc. business acquired in 2002 with more robust product offerings and extensive manufacturing and design capabilities that will benefit our growing presence in providing power solutions on the battlefield.

         As a result of the expanding scope and increasing importance of the logistic services sector to our core military equipment manufacturing business, we have reorganized the company into two broad operational and reporting segments - Support Services and Support Systems.

                                                     2003 Annual Report | 13

Support Services

MEETING THE CHANGING NEEDS OF MODERN WARFARE

------------------------------------------------------------------------------
Engineered Support Systems' fast-growing Support Services segment accounted for approximately one-third of consolidated revenues for fiscal 2003, producing net revenues of $188.3 million and operating income of $18.4 million. With recent acquisitions in the Services sector and internal growth, we expect this segment to account for an estimated 35 to 40 percent of company revenues going forward.
------------------------------------------------------------------------------

The increasingly important Support Services segment features the quick turnaround of task orders resulting in a relatively short-term funded contract backlog, robust top-line revenue growth rates and operating profit margins typically in the high single digits. Entered orders for this segment totaled $229.3 million in 2003 and year-end contract backlog was $563.7 million.

         Basic categories within the Support Services segment include engineering, logistics and training services; advanced technology services; asset protection systems and services; telecommunications and information technology services; integrated logistics services; and systems integration. Key capabilities offered by the Services segment include the following:

RADIAN MILITARY PARTS REINVENTION NETWORK (MILPARTS)
Service: With military aircraft, ships and vehicles increasingly being kept in service beyond their originally intended life spans, key parts or subsystem components are often unavailable as manufactured spare parts. Using proprietary technology, Radian MILPARTS has the unique ability to reverse engineer and manufacture critical components or replacement parts for aging military equipment platforms. The original part design is translated into a three-dimensional model, rapidly prototyped and tested; Radian's network of manufacturing partners then provide perfect quality parts, identical to the originals.

Status: During 2003, MILPARTS received a $2.1 million order to produce 18 Night Vision System Forward Looking Infrared (FLIR) kits for use on the U.S. Marine Corps' CH-53E heavy lift helicopter which is carried aboard most U.S. Navy amphibious class ships. Since formed in 2000, Radian MILPARTS has recreated various replacement parts and components for several helicopter and ship platforms used by the U.S. Navy, Marine Corps and Coast Guard. It is well positioned to capitalize on growing opportunities in this market.

ESSIBUY.COM ONLINE LOGISTICS SUPPORT (ESSIBUY)
Service: ESSIbuy, the company's online product and logistic support operation, provides spare parts and sustainment support for virtually all company-designed and -manufactured systems used extensively by the U.S. military. It continues to emerge as the Warfighters' One Stop Logistics Shop.(R)

Status: ESSIbuy advanced significantly this year, achieving several notable milestones. Near year-end, ESSIbuy received a firm, fixed price contract valued at $14.2 million from the U.S. military's Sierra Army Depot to provide logistics support services and equipment for the Inland Petroleum


                                  [PHOTO]

Support Services Group: (left to right) David R. Gust, Frank A. Tricomi, Richard P. Dacey and Nicholas R. Innerbichler.

14 | Engineered Support Systems, Inc.

                          WITH RECENT ACQUISITIONS,
                              SUPPORT SERVICES
                                HAS BECOME AN
                           INCREASINGLY IMPORTANT
                           PART OF THE COMPANY'S
                                  GROWTH
        [PHOTO]                  STRATEGY.                   [PHOTO]                   [PHOTO]
TAMSCO - Satellite dish                              Radian - Security camera   ESSIbuy - Order entry

Distribution System. This was easily the most significant contract award to ESSIbuy during its three years of existence and it signifies an emerging market opportunity that is expected to flourish in coming years. For 2003, ESSIbuy posted increased revenues and delivered positive cash flow while building a capable team of logistics support personnel. Frank A. Tricomi was promoted to President of the business unit in recognition of the dedication and leadership displayed during ESSIbuy's developmental phase.

INTERACTIVE ELECTRONIC TECHNICAL MANUALS (IETM)
Service: Traditional printed military technical manuals are cumbersome and frequently outdated. Converting to an electronic format, manuals can be continually updated, are easily accessible on the Internet or CD-ROM, and can improve military deployment by freeing up needed cargo space and increasing the efficiency of maintenance operations.

Status: The company continues in the forefront of this effort, using its proprietary WebTM(TM) conversion process to convert military technical and repair parts manuals into fully hyperlinked, web-based IETMs. In 2003, ESSIbuy performed manual conversion in support of the U.S. Army's Family of Medium Tactical Vehicles. Under several contracts with the U.S. Air Force, TAMSCO has also provided a wide range of IETM digital conversion services for sustainment of technical order documents.

TIME DIVISION MULTIPLE ACCESS (TDMA) SATELLITE COMMUNICATIONS NETWORKS
Service: TDMA is advanced digital transmission technology that allows multiple users to access a single radio frequency channel without interference.

Status: Under a $165 million ceiling task order from the U.S. Army, during 2003 TAMSCO implemented a satellite communications network linking 27 remote transmitting and receiving stations to a central control facility in Germany that connects forward-deployed logistics personnel in Southwest Asia with the Army's logistics network in the United States. TAMSCO also created an identical communications network to support military telemedicine operations abroad. Currently, TAMSCO is manning 110 of these and similar satellite-based communications networks with nearly 90 experienced personnel deployed in remote locations around the globe. (See sidebar feature, page 16.)

INFORMATION TRANSFER VEHICLE (ITV)
Service: The ITV is designed to be deployed in the event of a chemical or biological terrorist attack within the United States and to establish a centralized information link between first responders and various government and civilian agencies.

Status: Awarded a contract by the U.S. Army to develop, configure and deliver an ITV, our TAMSCO subsidiary is currently participating in the initial development phase of the project by providing a satellite-based communications system for this critical homeland security need.

ASSET PROTECTION SERVICES
Service: Radian has developed substantial expertise in the site assessment, design and implementation of leading-edge security systems for U.S. military and allied government installations.

Status: Radian has seen continued growth of its security projects under long-term contracts with the U.S. Army


                                                     2003 Annual Report | 15
and at the Pentagon for asset protection systems at key domestic military bases. Last year, we received an initial $2.1 million contract to design and install an access control and perimeter security system in United Arab Emirates for key UAE government facilities. Radian has also developed an advanced secured-entry system called the Radian Access Point Screening System (RAPSS) that is currently undergoing customer evaluation.

FLEXIBLE, MULTI-YEAR SERVICES CONTRACTS
Service: The key to success for any government services firm is obtaining awards of well-funded, multi-year contract vehicles. Over the past two years, Radian and TAMSCO both have strengthened their growth opportunities with key contract awards.

Status: In 2003, Radian was awarded a five-year, $75 million ceiling services contract through the U.S. Army Tank-automotive and Armaments Command to provide a variety of technical services in support of military vehicle and equipment acquisition. TAMSCO was named a prime contractor on the U.S. Army's Rapid Response (R2) contract, an eight-year, $2.9 billion ceiling contract vehicle under which any federal agency can procure engineering, logistics services or equipment through an accelerated procurement cycle. Since the award, TAMSCO has received over $55 million in orders under the R2 contract. TAMSCO is one of only two prime defense contractors included under both the R2 and Flexible Acquisition and Sustainment Tool (FAST) contract, a seven-year, $7.4 billion ceiling contract with the U.S. Air Force.

OTHER SERVICES PROGRAMS
TAMSCO has developed an efficient repair-and-return logistics program to receive, assess, repair and return damaged or poorly functioning F-15 aircraft systems resulting in substantial cost savings. Through the U.S. Air Force, TAMSCO supports the Royal Saudi Air Force's fleet of F-15 fighter aircraft under a seven-year, $162 million subcontract partnered with a Native American-owned firm.

         In addition, TAMSCO is supporting the U.S. Air Force's technical order sustainment and production program, providing technical data integration, technical data alignment, digitization, tracking, quality control, configuration control and production for all managed C-130 aircraft technical orders. Radian is providing engineering services and support for the U.S. Army's entire tactical power generation and environmental control families of equipment managed by the Project Manager, Mobile, Electric Power. Leveraging its significant domain expertise, Radian is also supporting fueling operations for the U.S. Air Force and Army customer community.

SATCOM FOR THE SOLDIER

Military satellite communications is a bandwidth-limited resource, with command and control communications and intelligence use claiming top priority. Logistics traffic is well down the priority list. Since 1992, our TAMSCO subsidiary has been putting on-demand satellite communications capabilities in the hands of military logistics personnel.

         Today, a TAMSCO-designed satellite communications network with 27 remote terminals linked to a central control facility in Germany is connecting forward-deployed logistics personnel in Southwest Asia to the U.S. Army's stateside logistics network. Maintenance and supply updates, equipment requisitions and more are all traveling over the Multi Media Communications Systems (MMCS) supplied and supported by TAMSCO - freeing personnel to handle logistics work rather than support communications. The MMCS package combines satellite connection, voice/phone capabilities, secure and non-secure Internet, plus video telecommunications. MMCS provides superior capabilities at less cost and with roughly three times the bandwidth of the military's own system.

         With each MMCS package, TAMSCO provides two operators - satellite and data specialists who work 12 hours a day, seven days a week during an 11-month tour. Currently, 90 TAMSCO employees including four women - more than 10 percent of its workforce - are deployed with these systems. Most gained their technical training and certification in the military, all hold secret security clearances and many have been previously deployed by TAMSCO in Bosnia, Kosovo and Afghanistan.

         TAMSCO's MMCS technology is also being used in military telemedicine applications - linking medical clinics in Kuwait and Iraq with the U.S. Army regional hospital in Germany for consulting and distance learning.

16 | Engineered Support Systems, Inc.

SUPPORT
SERVICES

[PHOTOS] Radian - Security equipment
TAMSCO - F-15 systems logistics
TAMSCO - Montieth Technical Control, Kosovo
TAMSCO - Camp Able Sentry Operations Center, Kosovo
Radian - Fuel cell APU


[PHOTOS]
TAMSCO - AMRAAM interface panel
Essibuy - Customer service
Milparts - CH-53 helicopter
Radian - DPGDS
TAMSCO - MMCS


[PHOTOS] Radian - Fuel nozzle repair
TAMSCO - CFLCC system transit
case and antenna
ESSIbuy - Interactive Electronic
Technical Manuals (IETM)
Radian - Water distribution


[PHOTOS] TAMSCO - Hybrid circuit card
TAMSCO - Trek satellite
TAMSCO - Ft. Monmouth
Radian - Fuel Pump Operation
TAMSCO - Flyaway MMCS


                                                     2003 Annual Report | 17

Support Systems

PROVIDING MILITARY SUPPORT AT HOME AND OVERSEAS
------------------------------------------------------------------------------

Engineered Support Systems' core Support Systems segment includes the design and manufacture of both heavy and lightweight military support equipment, power generation equipment, and defense electronics and automation systems.
------------------------------------------------------------------------------

Accounting for two-thirds of consolidated revenues, this segment produced net revenues of $389.3 million and operating income of $54.1 million for fiscal 2003. Entered orders for this segment totaled $431.6 million in 2003 and year-end contract backlog including unfunded production options was $892.5 million.

         Within the Support Systems segment, basic military support equipment product categories include nuclear/biological/chemical defense systems, environmental control systems, petroleum and water distribution systems, water purification systems, aircraft cargo-handling equipment, transport systems and general military support equipment.

         Various products in the power category include lightweight military generator sets, trailer-based power generation and distribution systems, and uninterruptible power supply systems and power conditioning equipment. Electronics product categories include fire-control support systems, airborne and ground-based radar systems, and automatic testing equipment.

THE COMPANY'S KEY MILITARY SUPPORT EQUIPMENT PRODUCTS INCLUDE:
Field Deployable Environmental Control Unit (FDECU) System: A field deployable heat pump, the FDECU is used to cool, heat, dehumidify, filter and circulate air to meet electrical and personnel climate control requirements. This ruggedized unit has become a staple for most military units in remote areas requiring controlled air temperatures including protection against chemical and biological agents for portable shelters, field hospitals, tents and fixed sites.

Status: During 2003, the U.S. Air Force ordered several thousand FDECUs valued at $40.7 million under an existing, multi-year contract, bringing the cumulative funded value to nearly $170 million as of year-end; plus the U.S. Army ordered over 600 units via a contract valued at $6.7 million. To date, more than 12,500 FDECUs had been ordered, and these units are being used extensively in Southwest Asia to support heightened military operations and forward-deployed units. We are also supplying FDECUs equipped with nuclear/biological/chemical kits to the U.S. Navy for its fleet hospital operations in support of Navy and Marine forces overseas.

CBPS IS BATTLE-TESTED UNDER IRAQ'S HARSH CONDITIONS

The self-contained Chemical Biological Protected Shelter (CBPS) system is an environmentally controlled and contamination-free work area designed for use in chemically or biologically contaminated areas. Today, it's proving itself in the harsh climate of Iraq.

         Since beginning full-scale production in fiscal 2000, the company has produced approximately 160 CBPS units - with some 60 units deployed in the field for the first time during Operation Iraqi Freedom. Beyond its chemical/biological protection capabilities, the shelter provides a controlled environment where medics and surgeons can treat patients in forward-deployed field hospitals and aid stations. This capability is proving critically important in Iraq's harsh desert climate marked by blowing sand and extreme temperature swings.

         One of the first reports from the battlefield detailed how the life of a badly burned Marine was saved. Injured at night, the desert cold had dangerously lowered his temperature. Treated within the clean, sterile CBPS facility, his temperature was quickly stabilized in the heated environment so he could be safely evacuated to an American military hospital in Germany.


18 | Engineered Support Systems, Inc.

                                  YEAR-END
                              CONTRACT BACKLOG
                             INCLUDING UNFUNDED
                           PRODUCTION OPTIONS WAS
                                   $892.5
                                  MILLION.

                                  [PHOTOS]

Chemical Biological Protected Shelter (CBPS)

System: The CBPS is a self-contained, environmentally controlled and contamination-free work area designed to serve as a mobile medical aid station, field command post or emergency facility in chemically or biologically contaminated areas. The highly mobile CBPS can be deployed and fully operational in less than 20 minutes.

Status: During the year, the U.S. Army ordered 52 CBPS systems, bringing the cumulative number under contract to 204 units. The current CBPS contract backlog totals $53.7 million including unfunded production options for another 104 units. In the harsh conditions of warfare, the CBPS is proving critically essential as a sterile, environmentally controlled shelter for medical aid. (See sidebar feature, page 18.)

Tunner 60-K Aircraft Cargo Loader/Transporter

System: With a load capacity of 30 tons, the Tunner has dramatically decreased the time required to load or unload military transports such as the C-17 or C-5 to just a few hours. Considered the backbone of U.S. military airlift operations, this versatile, reliable vehicle supports the military's rapid deployment of forces and equipment on a global scale.

Status: Over its contractual life, the Tunner has represented the company's largest single defense program, with a total contract value exceeding $500 million. To date, the U.S. Air Force has ordered the contract's maximum requirement of 318 vehicles, including the final $67 million delivery contract received this year. Including logistics support-related work, entered orders under the Tunner program approximated $84 million for 2003. Now deployed at more than 60 airbases worldwide, the Tunner is being used daily to support the war on terrorism and to aid in humanitarian relief efforts.

Minuteman Environmental Control System (ECS)
Replacement Program

System: Environmental control systems that provide air conditioning, heating and ventilation in over 550 Minuteman launch and missile alert facilities are being upgraded with modern, more-efficient equipment.

Status: Beginning in the early 1960s, our Engineered Air Systems subsidiary previously designed, manufactured and installed the ECS equipment. The company was awarded a contract for the first phase of the three-phase ECS program with an estimated total value exceeding $200 million once production work commences in 2005. (See sidebar feature below.)

Heavy Expanded Mobility Ammunition Trailer (HEMAT)

System: The highly mobile HEMAT trailer, with a payload capacity of 11 tons, is designed to transport multiple-launch rocket pods, palletized/unpalletized conventional


MINUTEMAN MEETS SPACE COWBOYS
In the early 1960s, at the height of the Cuban Missile Crisis, the nation's Minuteman ICBM weapons program began. As part of the program, the predecessor of our Engineered Air Systems subsidiary installed the original environmental control systems in launch facilities and underground missile silos. In the 1980s, we performed an upgrade to the systems, and in fiscal 2003, we began another upgrade with an initial trade study phase, to be followed by the prototype phase and moving into production by 2005. This upgrade program, worth in excess of $200 million in total revenues and including over 550 Minuteman silos and control facilities, is expected to run through 2011.

         Mirroring the premise of the Space Cowboys motion picture, many of the company engineers who originally developed these environmental control systems had since retired. But a half dozen retirees who started the program in the 1960s as young engineers have eagerly returned. Now ranging from 65 to 78 years of age and warmly referred to as "The Minuteman Cowboys" around our offices, these seasoned veterans are serving as mentors to our younger engineers and freely sharing their first-hand knowledge of the legacy system.

[PHOTO]

20 | Engineered Support Systems, Inc.

Support Systems Group: (left to right) Carlo M. Shimoon, Thomas G. Cornwell, Gerald W. Solomon, Gerald A. Nicholson, Thomas C. Santoro, Frederic D. Knight, Daniel A. Rodrigues, Joseph H. Creaghead and James T. Myrick.

                                  [PHOTO]

ammunition and fuel bladders and pods over paved, secondary or cross-country roads.

System: During the year, the company received production orders totaling $8.7 million under a long-term contract with the U.S. Army. Including an additional $6.2 million order received subsequent to year-end, a total of nearly 500 HEMATs are currently under contract with a total contract value of approximately $35 million to be completed in 2005.

Fuel System Supply Point (FSSP)

System: Air, sea and ground transportable, the FSSP system consists of multiple, lightweight collapsible storage units housing equipment that interconnects into a portable fuel receipt, storage and distribution system. The FSSP delivers a tenfold increase in storage capacity over the fuel supply system currently used by the U.S. Army, to 1.2 million gallons of fuel and a 600 gallon-per-minute dispensing rate.

Status: Under a $9.4 million subcontract received during the year, the company will provide design, engineering and logistics support, plus initial manufacturing and testing of various components. Full-rate production could bring the potential contract value to as much as $110 million extending through 2010. Through Radian, we are also providing lifecycle logistics support for the FSSP program.

OTHER SUPPORT EQUIPMENT PROGRAMS:
Under a $24 million U.S. Air Force contract, the company is producing metal revetment kits for use as protective barriers to safeguard aircraft, equipment and personnel from small arms fire and shrapnel in forward deployed areas. Under a joint contract, the company is supplying the U.S. Marine Corps with water purification equipment, base camp materiel and chemical/biological decontamination equipment including Multi-Purpose Decontamination Systems. We also received manufacturing orders for various shipboard systems for the U.S. Navy's LHD-8 Wasp Class Amphibious Assault Ship and LPD-17 San Antonio Class Amphibious Transport Ship programs under separate contracts totaling $14.7 million during the year.

AMONG THE COMPANY'S KEY POWER PRODUCTS ARE THE FOLLOWING:
Deployable Power Generation and Distribution System (DPGDS)

System: The air-transportable DPGDS provides electrical power for military operations and humanitarian missions ranging from small, isolated outposts to fully operational, forward-deployed airbases. The high power density of these units translates into a 25 percent weight reduction and 15 percent fuel efficiency increase compared to existing sets, as well as improved reliability and maintainability.

Status: To date, DPGDS orders have exceeded $140 million through the first five years of the U.S. Air Force contract estimated to be worth well in excess of $300 million through 2008. DPGDS equipment has been deployed as part of ongoing U.S. Air Force and Army activities in Southwest Asia during Operations Iraqi and Enduring Freedom. Production work for the prime power units and certain distribution equipment under the DPGDS successfully migrated to various company facilities during 2003 with additional in-house production efforts anticipated. (Note: DPGDS-related revenues and profit contribution are reported within our Support Services business segment.)

Tactical Quiet Generator (TQG)

System: Rugged TQG sets combine reliable performance with lightweight, low-noise capabilities to provide electrical power in remote field locations. TQGs meet the military's requirement for high-tech, durable, lightweight support equipment in conjunction with its objective to create a more mobile, rapidly deployable force.

Status: The company produces six of the 10 variants in use by the military - 3, 5, 10, 15, 100 and 200-kilowatt

                                                     2003 Annual Report | 21
versions. During the year, the company received orders totaling nearly $50 million for the production of TQG sets. Demand for generator sets has been on the rise with their extensive deployment in current U.S. Military operations.

Intelligence Facility Upgrades

System: Sensitive military intelligence facilities are being upgraded to accommodate additional reserve personnel mobilized in support of counter-terrorism operations. These upgrades entail the acquisition and installation of emergency back-up generators, matching uninterruptible power supply systems and HVAC facility buildouts to support fully functional 24-hour, seven-day-a-week operability.

Status: Our UPSI subsidiary is providing project management for the upgrade of 12 U.S. Army Reserve Command sites under a contract valued at $7.3 million. UPSI previously oversaw the upgrade of nine Naval Intelligence Command facilities under a separate contract completed earlier this year.

THE COMPANY'S KEY DEFENSE ELECTRONICS PRODUCTS INCLUDE:
Manportable Surveillance and Target Acquisition Radar (MSTAR)

System: The MSTAR provides wide-area surveillance to a maximum range of 25 miles, day or night in all weather conditions. Highly reliable and easily transportable, the radar system detects, locates and distinguishes moving targets as ground personnel, tracked or wheeled vehicles, and low-flying helicopters. The MSTAR is ideally suited for perimeter security applications or as part of an integrated security system for force protection, border surveillance and asset protection.

Status: The MSTAR has performed in service with U.S. and allied forces in Iraq, Afghanistan, the Balkans and other areas of conflict. During 2003, we were awarded an $11.2 million contract from the Canadian military for the upgrade of MSTAR systems for integration into its Coyote Reconnaissance vehicle. Later, the U.S. Air Force placed several smaller orders for the production of MSTARs for use as part of military base perimeter security systems.

         Based upon its mission performance in this emerging market area, we recently received a $58 million subcontract to provide 350 MSTAR systems for military base perimeter security missions. (See sidebar feature below.)

Combat Talon II Radar (CTII)

System: The CTII is a dual-band, multi-mode radar system used aboard U.S. Air Force C-130 aircraft to provide highly advanced terrain-following and terrain-avoidance navigation even under adverse weather conditions.

Status: During 2003, the company received an eight-year contract valued at $44.2 million to provide depot-level repairs, engineering support and spare and replacement

MSTAR TAKES ON SECOND MISSION
Since the mid-1990s, the company has produced the Manportable Surveillance and Target Acquisition Radar (MSTAR) under a license agreement with a British partner. Extremely reliable, lightweight and easily transportable, the MSTAR provides wide-area surveillance coverage in all weather conditions, day or night, to detect and identify moving people, vehicles and low-flying helicopters.

         Originally developed as a stand-alone sensor for tactical ground forces, the MSTAR is proving its worth in an increasingly vital role - perimeter security. The company is currently supplying more than 350 MSTAR radars under multiple contracts in support of the U.S. Air Force's Integrated Base Defense Security System. They will be used for rapid deployment as a wide-area ground surveillance sensor and as the core component of integrated security solutions for base defense applications in highly sensitive areas.

         The versatile MSTAR can also be utilized in a variety of homeland security missions including intrusion detection, border surveillance and perimeter security - providing protection for critical infrastructure assets such as power generation facilities, airports and testing ranges.

[PHOTO]

22 | Engineered Support Systems, Inc.

                                  SUPPORT
                                  SYSTEMS

                                  [PHOTOS]

        [PHOTOS]

SEI - Adverse Weather Aerial
Delivery System (AWADS)
SEI - High Power Offload
to CASS (HPOC)
Keco - FDECU production
UPSI - Power supply
SEI - M1000 HET in Iraq


        [PHOTOS]
SEI - RADTS in lab
EEi - Custom cooling
Keco - Paint line
Marlo - Coil manufacture
SEI West Plains - Tunner


        [PHOTOS]

SEI - HEMAT
SEI West Plains - selecting
Tunner parts
SEI - Combat Talon II Radar
SEI - Design engineer


        [PHOTOS]

Fermont - Tactical Quiet
Generator (TQG)
SEI - Tunner
Keco - FDECU line
Marlo - Coil testing
SEI - Knight Precision Targeting
System

                                                     2003 Annual Report | 23
parts for CTII systems currently used aboard U.S. Air Force aircraft. The CTII has contributed to the successful deployment of special operations personnel and equipment in remote locations around the globe - including extensive use during military operations in Afghanistan and Iraq.

F-5 Aircraft Fire Control Radar System

System: First built by the company in 1973 for Northrop's F-5 fighter aircraft, the F-5 Aircraft Fire Control Radar System has evolved into its current configuration since that time. F-5 aircraft are flown extensively, particularly by foreign militaries, and radar system upgrades and repairs are routinely needed to extend their utility.

Status: More than 1,000 of these radar systems have been manufactured and sold by the company's SEI subsidiary for use by several of our military allies. During 2003, we received a $13 million contract for system upgrades for the Republic of China Air Force which will extend the serviceable life of the F-5 radar system through 2015.

Knight Precision Targeting System

System: Knight is an advanced, digital command control and communications system that provides precision target location and laser target designation for both artillery and air-delivered general purpose and precision-guided munitions.

Status: During the year, the company received orders of approximately $20 million for Knight systems configured for the U.S. Army's HMMWV, Bradley and Stryker fire support vehicles. Vehicle mounted systems are currently deployed with the fire support elements of several U.S. Army units engaged in combat operations in Iraq and Afghanistan.

Automatic Test Equipment

System: Engineered Support has a long history of providing sophisticated automatic testing equipment for maintenance support of avionics and various weapons platforms.

Status: In 2003, the company received an $8.1 million subcontract from a major defense prime contractor for the Reconfigurable Transportable Consolidated Automated Support System (RTCASS), a rapidly deployable automatic test station for maintenance support of aircraft avionics equipment. The multi-year RTCASS production program has a potential value of up to $59 million and will be used to support several aircraft weapons platforms for the U.S. Air Force and Marine Corps. The company is also designing, developing, testing and producing a Synthetic Instrument Measurement Unit (SIMU) that combines the functionality of six classical instruments into one package to perform complex electronic measurements.

FOREIGN MILITARIES AND GOVERNMENTS
Engineered Support continues to market its products and services internationally to selected foreign militaries and governments. In addition to various service and systems projects mentioned previously, Engineered Support derives a significant amount of business from international defense customers. For example, under a $26.1 million task order from the Royal Saudi Air Force, TAMSCO is supplying continued support to the print plant operation at Riyadh and operation of a forward supply/repair and return point at Dhahran, plus program support personnel. The recent acquisition of Pivotal Power will aid our international sales relationships particularly in Canada and the United Kingdom.

COMMERCIAL AND INDUSTRIAL PRODUCTS
During 2003, our Marlo Coil operation generated nearly $11 million in revenues from the design and manufacture of heating, ventilating and air condition (HVAC) systems and industrial cooling coils used in aerospace, food processing, healthcare, pharmaceutical and other applications.

         Historically, we have produced a variety of automation systems for the U.S. Postal Service (USPS). Currently, we are developing and testing the Residue Collection Module which is designed to detect biohazard materials in the mail sorting process. Further development on the program will occur in 2004.

24 | Engineered Support Systems, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


CRITICAL ACCOUNTING POLICIES
Revenues on long-term contracts, substantially all of which are directly or indirectly with the U.S. Government, are recognized under the percentage of completion method and include a proportion of the earnings that are expected to be realized on the contract in the ratio that production measures, primarily labor, incurred bear to the estimated production measures for the contract. Earnings expectations are based upon estimates of contract values and costs at completion. Contracts in process are reviewed on a periodic basis. Adjustments to revenues and earnings are made in the current accounting period based upon revisions in contract values and estimated costs at completion. Amounts representing contract change orders, claims and other items are included in revenues, as recognized under the percentage of completion method, only when these amounts can be reliably estimated and realization is probable. Provisions for estimated losses on contracts are recorded when identified. Substantially all other revenues are recognized when title passes to the customer.

         During 2002, the Company formally adopted a plan to dispose of Engineered Specialty Plastics, Inc. (ESP), a wholly-owned subsidiary. In conjunction with this plan, the Company recorded an after-tax estimated loss on disposal of $4.2 million to reduce the carrying value of ESP's net assets to their estimated fair value less estimated selling costs. Accordingly, the Company has reported the results of operations of ESP as discontinued operations for 2003, 2002 and 2001 in the Consolidated Statements of Income. Additionally, all depreciation on the property, plant and equipment of ESP was suspended upon its classification as a discontinued operation. The Company completed the sale of ESP to a private equity group during 2003. See Note E in the Consolidated Financial Statements.

         During 2002, the Company announced a restructuring plan to improve both plant utilization and long-term profitability. Under the plan, the Company's Blue Ash, Ohio and Olivette, Missouri manufacturing locations were closed during 2003 with related production efforts relocated to other existing Company facilities. In conjunction with this restructuring plan, the Company recorded a pre-tax restructuring expense of $1.4 million in 2002 related to certain severance costs and asset write-downs at these facilities. The restructuring provision was reduced by $0.3 million during 2003 as a result of the Company having previously accrued estimated severance costs in excess of actual severance costs. The Company anticipates annual savings, net of income tax, from the restructuring plan of $1.5 million to $2.0 million beginning in 2004. See Note D in the Consolidated Financial Statements. Emerging Issues Task Force (EITF) 94-3 provides specific requirements as to the appropriate recognition of restructuring costs associated with employee termination benefits and other exit costs. Employee termination costs are recognized when benefit arrangements are communicated to affected employees in sufficient detail to enable the employees to determine the amount of benefits to be received upon termination. Other costs resulting from the restructuring plan that are not associated with or that do not benefit activities that will be continued are recognized at the date of commitment to the plan subject to certain conditions. For the cost to be accrued, the cost must not be associated with or incurred to generate revenues after the commitment date, and it must be either incremental to other costs incurred prior to the commitment date, or represent amounts under a contractual obligation that existed prior to the commitment date that will either continue after the plan is completed with no economic benefit or which will result in a penalty to cancel the obligation. Other costs directly related to the restructuring plan which are not eligible for recognition at the commitment date, such as relocation and other integration costs, are expensed as incurred.

         During 2003, the Company announced an additional restructuring plan under which the electronics assembly work performed at the Company's Sanford, Florida facility of its Systems & Electronics Inc. (SEI) subsidiary was to be relocated to alternate SEI facilities. In conjunction with this restructuring plan, the Company recorded a pre-tax restructuring expense of $2.1 million in 2003 related to certain severance costs and asset write-downs at this facility. The Company anticipates annual savings, net of income tax, from this restructuring plan of $1.5 million to $2.0 million beginning in 2004. The Sanford facility was vacated during 2003. See Note D in the Consolidated Financial Statements for additional information. Statement of Financial Accounting Standards No. 146 (SFAS 146), "Accounting for Costs Associated with Exit or Disposal Activities," applies to all disposal activities initiated after December 31, 2002 and prospectively nullifies EITF 94-3. SFAS 146 requires that a liability for employee termination costs associated with an exit or disposal activity be recognized when the liability is incurred. (EITF 94-3 had previously required that a liability for such costs be recognized at the date of the Company's commitment to an exit or disposal plan.)

         The determination of the Company's obligation and expense for pension and other postretirement benefits is dependent on certain assumptions developed by the Company and used by actuaries in calculating such amounts. Assumptions include, among others, the discount rate and the expected long-term rate of return on plan assets. Actual results that differ from assumptions made

                                                     2003 Annual Report | 25

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


are accumulated and amortized over future periods and, therefore, generally affect the Company's recognized expense and recorded obligation in such future periods. Significant differences in actual experience or significant changes in assumptions may materially affect pension and other postretirement obligations.

         The following analysis should be read in this context.

RECENT DEVELOPMENTS
Over the past three years, the Company's net revenues and net income have increased substantially as a result of both internal growth and several significant acquisitions. During 2003, the Company acquired two companies operating in the defense industry. Effective May 1, 2003, the Company acquired all the capital stock of Technical and Management Services Corporation (TAMSCO), a provider of information technology logistics and digitization services, and a designer and integrator of telecommunications systems primarily for the U.S. Department of Defense (DoD), for approximately $69.4 million in cash plus the payoff of primarily working capital-related indebtedness. TAMSCO is included in the Company's Support Services business segment. Effective September 24, 2003, the Company acquired all of the capital stock of Engineered Environments, Inc. (EEi), a designer and manufacturer of specialized environmental control units and heat transfer systems for defense and industrial markets, for approximately $15.5 million in cash plus the payoff of certain mortgages and working capital-related indebtedness. EEi is included in the Company's Support Systems business segment. After allocating the respective purchase prices to the fair value of all identifiable tangible and intangible assets, goodwill of $75.8 million was recorded.

         During 2002, the Company also acquired two companies operating in the defense industry. Effective May 10, 2002, the Company acquired all the capital stock of Radian, Inc. (Radian), a provider of engineering services, asset protection/security systems and power generation equipment to the DoD, for approximately $42.0 million in cash and Company common stock, plus the payoff of certain working capital-related indebtedness. In conjunction with the Radian acquisition, the Company recorded $15.3 million in customer-related intangibles, which are being amortized over the weighted average of the related customer contracts' estimated useful lives of 5.4 years. Radian is included within the Company's Support Services business segment. Effective June 27, 2002, the Company acquired all of the capital stock of Universal Power Systems, Inc. (UPSI), a provider of uninterruptible power supply systems to the DoD, intelligence agencies and commercial customers. The final purchase price, including contingent cash consideration paid based upon UPSI's net revenue levels through October 31, 2003, totaled approximately $12.5 million. UPSI is included within the Company's Support Systems business segment. After allocating the respective purchase prices to the fair value of all identifiable tangible and intangible assets, goodwill of $39.1 million was recorded.

         In accordance with the Company's adoption of Statement of Financial Accounting Standards (SFAS) 142, "Goodwill and Other Intangible Assets," effective November 1, 2001, recorded goodwill balances are no longer being amortized. Goodwill amortization totaled $3.2 million, or $1.9 million after income tax, in 2001.

RESULTS OF CONTINUING OPERATIONS
The following discussion is with regard to the Company's results of continuing operations. (The discontinued operations of the Company's ESP subsidiary are discussed later.) The following table provides a comparative margin analysis for continuing operations for the years ended October 31, 2003, 2002 and 2001.


-------------------------------------------------------------------------
Year Ended October 31                 2003          2002          2001
-------------------------------------------------------------------------
Net revenues                         100.0%        100.0%        100.0%
-------------------------------------------------------------------------
Cost of revenues                      75.9          76.7          79.3
-------------------------------------------------------------------------
Gross profit                          24.1          23.3          20.7
Selling, general and
  administrative expense              11.1          11.1          10.9
Restructuring expense                  0.3           0.3
-------------------------------------------------------------------------
Income from operations                12.7          11.9           9.8
Interest expense, net                  0.3           0.8           1.6
=========================================================================
Income before income taxes            12.4          11.1           8.2
Income tax provision                   4.8           4.3           3.2
-------------------------------------------------------------------------
Net income                             7.6%          6.8%          5.0%
-------------------------------------------------------------------------
-------------------------------------------------------------------------

BUSINESS SEGMENTS WITHIN CONTINUING OPERATIONS
The Company operates in two business segments: Support Systems and Support Services. The Support Systems segment engineers and manufactures a broad range of military support equipment and electronics systems primarily for the DoD, as well as related air handling and heat transfer equipment for commercial and industrial users, and material handling equipment for the U.S. Postal Service. The segment's defense-related products include environmental control systems, generator sets and power conditioning equipment, chemical and biological protection systems, petroleum and water systems, aircraft load management and transport systems, airborne radar systems, target acquisition systems, avionics test equipment and other multipurpose military support equipment. The Support Services segment provides engineering, logistics and training services, advanced technology services, asset protection systems and services, telecommunication systems integration and information technology services primarily for the DoD. The Support Services


26 | Engineered Support Systems, Inc.

segment also provides certain power generation and distribution equipment to the DoD.

         The Company previously defined its business segments as Light Military Support Equipment, Heavy Military Support Equipment and Electronics and Automation Systems. With the Company's entry into the services area through the acquisitions of Radian on May 10, 2002 and TAMSCO on May 1, 2003, the growth of the Company's logistics support capabilities and the continuing rationalization of its operations, the Company has reorganized into the Support Systems and Support Services segments from the previous three segments. The new reporting structure reflects how the Company manages operations, reports results and allocates resources.

         The Company's business segments were formally changed in the fourth quarter of 2003. All prior periods presented have been restated to reflect this change.

         The following table sets forth net revenues and income from operations for the years ended October 31, 2003, 2002 and 2001 for each of the Company's business segments:


-----------------------------------------------------------------------------------------------------------------
Year Ended October 31                         2003                        2002                       2001
-----------------------------------------------------------------------------------------------------------------
NET REVENUES
Support Systems                      $389.3          68.0%       $374.4          91.8%      $365.2        100.0%
Support Services                      188.3          32.9          33.7           8.3
Intersegment Revenues                  (4.9)         (0.9)         (0.2)         (0.1)
-----------------------------------------------------------------------------------------------------------------
Total                                $572.7         100.0%       $407.9         100.0%      $365.2        100.0%
-----------------------------------------------------------------------------------------------------------------

INCOME FROM OPERATIONS
Support Systems                      $ 54.1          74.6%       $ 48.0          98.8%      $ 36.8        102.5%
Support Services                       18.4          25.4           0.6           1.2         (0.9)        (2.5)
-----------------------------------------------------------------------------------------------------------------
Total                                $ 72.5         100.0%       $ 48.6         100.0%      $ 35.9        100.0%
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------


2003 COMPARED TO 2002
Consolidated net revenues increased $164.8 million, or 40%, in 2003 to $572.7 million from $407.9 million in 2002. The increase is primarily attributable to the inclusion of $70.6 million in net revenues of TAMSCO since its acquisition date in 2003 combined with incremental revenues of $82.9 million and $9.3 million, respectively, generated by Radian and UPSI in 2003 over their levels for a partial year during 2002. Gross profit for 2003 increased $42.9 million, or 45%, to $138.1 million (24.1% of consolidated net revenues) from $95.2 million (23.3% of consolidated net revenues) in 2002. The increase was primarily due to the incremental contributions from TAMSCO, Radian and UPSI in 2003 of $9.9 million, $18.7 million and $3.5 million, respectively, combined with higher profit levels on certain existing programs for the current year as discussed below. Selling, general and administrative expense increased $18.7 million, or 41%, in 2003 to $63.8 million (or 11.1% of consolidated net revenues) from $45.1 million (11.1% of consolidated net revenues) in 2002. This increase was primarily the result of the recent acquisitions of TAMSCO, Radian and UPSI which incurred incremental selling, general and administrative expense of a combined $13.5 million during 2003, including an additional $1.4 million in amortization of acquired customer-related intangibles. Under its facility rationalization plans, the Company incurred restructuring expense of $1.8 million and $1.4 million, respectively, in 2003 and 2002 related to the write-down of fixed assets at the affected facilities and to accrue for expected employee benefits costs. Both restructuring plans were largely completed during 2003. As a result of the above, operating income from continuing operations increased by $23.9 million, or 49%, in 2003 to $72.5 million from $48.6 million in 2002.

         Support Systems: Net revenues (prior to the elimination of intersegment revenues) for the Support Systems segment increased by $14.9 million, or 4%, to $389.3 million in 2003 from $374.4 million in 2002. The current year increase was primarily attributable to the incremental net revenues of UPSI and EEi of $9.3 million and $1.5 million, respectively, during the current year. Excluding the impact of acquisitions, net revenues for the segment increased by a net of $4.1 million during 2003. Higher production levels related to heightened military operations in Iraq and Afghanistan, principally for the Field Deployable Environmental Control Unit (FDECU), the Knight Precision Targeting System (Knight) and other support equipment, led to solid revenue gains on these defense programs during 2003. However, the completion of the M1000 Heavy Equipment Transport trailer (M1000) production program during mid-2003, and reduced contract work on the Tunner 60-K Cargo Loader (Tunner) and High Power Offload to CASS (HPOC) program in 2003 largely offset these advances. Gross profit for the segment increased by $12.9 million, or 15%, to $101.5 million in 2003 (26.1% of segment net revenues) from $88.6 million (23.7% of segment net revenues) in 2002. The increase in gross profit was the result of the incremental contribution from UPSI and EEi in 2003

                                                     2003 Annual Report | 27

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS continued

of a combined $3.9 million coupled with higher profits on FDECU, Knight and other support equipment programs due to increased revenues and production levels as noted above. Income from operations for the segment increased by $6.1 million, or 13%, in 2003 to $54.1 million from $48.0 million in 2002. The increase was the result of higher gross profit partially offset by additional selling, general and administrative expense in 2003.

         Support Services: Net revenues (prior to the elimination of intersegment revenues) for the Support Services segment increased by $154.6 million, or 459%, in 2003 to $188.3 million from $33.7 million in 2002. The significant growth in net revenues was attributable to the inclusion of TAMSCO which reported $70.6 million in net revenues since its 2003 acquisition date, combined with $82.9 million in incremental net revenues reported by Radian in 2003. Radian's rapid revenue growth resulted from the inclusion of its operations for a full year in 2003 as well as a significant year-over-year increase in revenues on the Deployable Power Generation and Distribution System (DPGDS) program with the U.S. Air Force and Army. Gross profit for the segment increased by $30.0 million, or 460%, in 2003 to $36.6 million (19.4% of segment net revenues) from $6.5 million (19.3% of segment net revenues) in 2002. The increase in gross profit was attributable to the higher level of net revenues in 2003 as discussed above. Income from operations for the segment increased by $17.8 million in 2003 to $18.4 million from $0.6 million in 2002 as a result of the significant increases in net revenues and gross profit as compared to the prior year.

         Net interest expense decreased by $1.5 million to $1.7 million in 2003 compared to $3.2 million in 2002 as a result of lower interest rates on outstanding borrowings throughout 2003. The Company's effective borrowing rate decreased from 4.94% at October 31, 2002 to 2.34% at October 31, 2003.

         The Company's reported effective income tax rate for both 2003 and 2002 was 39% resulting in total income tax expense of $27.7 million in 2003 and $17.7 million in 2002.

         As a result of the foregoing, net income from continuing operations increased 69% to $43.3 million (7.6% of consolidated net revenues) in 2003 compared to $27.7 million (6.8% of consolidated net revenues) in 2002.

         Discontinued Operations: As discussed above, in conjunction with the Company's 2002 decision to divest of ESP, its financial results have been reclassified as a discontinued operation in the Consolidated Financial Statements for all periods presented. Income from discontinued operations totaled $0.3 million, net of income tax, in 2003 compared to $49,000, net of income tax, in 2002. In conjunction with the planned disposition of ESP, the Company recorded after-tax losses of $0.2 million and $4.2 million, respectively, during 2003 and 2002 to reduce the carrying value of ESP's assets to their estimated net realizable values less estimated selling costs. ESP was sold to a private equity group in 2003. See Note E in the Consolidated Financial Statements.

2002 COMPARED TO 2001
Consolidated net revenues increased $42.7 million, or 12%, in 2002 to $407.9 million from $365.2 million in 2001. The increase is primarily attributable to the inclusion of revenues from Radian of $33.1 million and UPSI of $3.7 million since their respective acquisition dates in 2002. Gross profit for 2002 increased $19.6 million, or 26%, to $95.2 million (23.3% of consolidated net revenues) from $75.6 million (20.7% of consolidated net revenues) in 2001. The inclusion of the Radian and UPSI operations since their respective acquisition dates contributed combined gross profit of $7.1 million in 2002. Higher gross profit on certain existing long-term contracts as discussed below also contributed to the advancement in 2002. Selling, general and administrative expense increased $5.4 million, or 14%, in 2002 to $45.1 million (11.1% of consolidated net revenues) from $39.8 million (10.9% of consolidated net revenues) in 2001. This increase was primarily the result of the acquisitions of Radian and UPSI which incurred combined selling, general and administrative expense totaling $5.6 million, including $1.4 million in amortization of acquired customer-related intangibles, since their respective acquisition dates during 2002. As discussed above, the Company no longer amortized goodwill effective November 1, 2001 in accordance with SFAS 142. Goodwill amortization of $3.2 million was included in selling, general and administrative expense in 2001. In conjunction with the Company's restructuring plan announced during 2002, restructuring expense of $1.4 million was recorded to write down fixed assets at the affected facilities and to accrue for expected employee benefits costs. The restructuring plan was completed during 2003. As a result of the above, income from continuing operations increased by $12.7 million, or 36%, in 2002 to $48.6 million from $35.9 million in 2001.

         Support Systems: Net revenues (prior to the elimination of intersegment revenues) for the Support Systems segment increased by $9.2 million, or 3%, to $374.4 million in 2002 from $365.2 million in 2001. The increase was primarily attributable to the incremental net revenues of UPSI of $3.7 million since its acquisition date in 2002, combined with higher revenues on several long-term manufacturing programs including Tunner, Knight and various radar programs partially offset by reduced revenues from the U.S. Postal Service as well as lower production work on HPOC and the Chemical Biological Protected Shelter (CBPS) programs as compared to the prior year. Gross profit for the segment

28 | Engineered Support Systems, Inc.

increased by $13.0 million, or 17%, in 2002 to $88.6 million (23.7% of segment net revenues) from $75.6 million (20.7% of segment net revenues) in 2001. The increase in gross profit was the result of the contribution from UPSI in 2002 coupled with higher profits on several long-term manufacturing programs. Income from operations for the segment increased by $11.2 million, or 31%, in 2002 to $48.0 million from $36.8 million in 2001. The increase was the result of higher gross profit partially offset by additional selling, general and administrative expense in 2002.

         Support Services: Net revenues (prior to the elimination of intersegment revenues) for the Support Services segment increased by $33.7 million in 2002 almost entirely due to the acquisition of Radian during the year. Gross profit for the segment totaled $6.5 million (19.3% of segment net revenues) for 2002 compared to zero for the prior year. Income from operations for the segment increased by $1.5 million in 2002 to $0.6 million compared to an operating loss of $0.9 million in 2001 as a result of the Radian acquisition during the year.

         Net interest expense decreased by $2.7 million to $3.2 million in 2002 compared to $5.9 million in 2001 primarily as a result of lower outstanding borrowings on the Company's revolving and term debt credit facilities combined with a decline in interest rates throughout 2002. The Company's effective borrowing rate decreased from 5.61% at October 31, 2001 to 4.94% at October 31, 2002.

         The Company's reported effective income tax rate for both 2002 and 2001 was 39% resulting in total income tax expense of $17.7 million in 2002 and $11.7 million in 2001.

         As a result of the foregoing, net income from continuing operations increased 51% to $27.7 million (6.8% of consolidated net revenues) in 2002 compared to $18.3 million (5.0% of consolidated net revenues) in 2001.

         Discontinued Operations: Income from discontinued operations totaled $49,000, net of income tax, in 2002 compared to $0.3 million, net of income tax, in 2001. In conjunction with the planned disposition of ESP, the Company recorded an after-tax loss of $4.2 million during 2002 to reduce the carrying value of ESP's assets to their estimated net realizable values less estimated selling costs.

OUTLOOK FOR 2004 AND FUTURE YEARS
For 2004, the Company is forecasting approximately a 30% increase in consolidated net revenues to between $740 and $750 million for the year, without consideration for any potential future acquisitions. The Company anticipates that the inclusion of the operations of TAMSCO, EEi and Pivotal Power Inc. (Pivotal Power), which was acquired subsequent to year-end, as well as significant internal revenue growth will contribute to this increase. The Company anticipates that cash flows generated from operating earnings growth will be used to continue to pay down existing bank debt in 2004. Reflecting the above forecasted assumptions, the Company expects diluted earnings per share to increase to between $2.40 and $2.45 in 2004.

         The Company continues to believe that significant growth opportunities exist within the military support equipment, electronics and logistics support segments of the defense industry in response to (i) the current fragmentation within the industry; (ii) the DoD's emphasis on awarding contracts on the basis of "best value;" (iii) the DoD's increasing outsourcing of engineering, design and logistics services to contractors;
(iv) heightened military operations around the globe; and, (v) overall increases in defense spending by the DoD. The Company's focus for 2004 includes the continued rationalization of its existing defense operations in order to leverage its infrastructure and achieve additional operational synergies, as well as the continued integration of its recently acquired TAMSCO, EEi and Pivotal Power operations. The Company continues to review potential defense acquisitions in both the Support Systems and Support Services business areas. Any such transaction must be accretive to earnings, must bring significant increases in revenues and backlog, and must provide long-term value to the Company's shareholders.

LIQUIDITY AND CAPITAL RESOURCES
Effective April 23, 2003, the Company retired all borrowings under its existing credit facility and entered into a new bank agreement which provided a $125 million unsecured, revolving credit facility. Borrowings under the new agreement, which expires April 23, 2007, are subject to interest, at the Company's option, at either the Eurodollar rate plus an applicable margin or at the prime rate plus an applicable margin. The margin applicable to the Eurodollar rate varies from 0.875% to 1.625% and the margin applicable to the prime rate varies from 0.0% to 0.25% depending upon the Company's ratio of total indebtedness to earnings before interest, taxes, depreciation and amortization (leverage ratio). As of October 31, 2003, the Company had borrowings of $73.1 million outstanding against the new revolving credit facility, remaining availability under the credit facility of $49.1 million and a cash balance of $2.9 million.

         The Company's working capital needs are generally funded through cash flow from operations and the revolving line of credit. At October 31, 2003, the Company's working capital and ratio of current assets to current liabilities (excluding its revolving credit facility) were $43.8 million and
1.39 to 1, respectively, compared with $30.6 million and 1.36 to 1 a year ago. During 2003, the Company generated operating cash flows from continuing operations of $64.8 million compared to $55.2 million in 2002. The

                                                     2003 Annual Report | 29

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS continued


improvement in operating cash flows reflects higher net income and continued prudent management of working capital levels.

         During 2003, the Company expended cash totaling $99.1 million in conjunction with the acquisitions of TAMSO, EEi and UPSI (contingent consideration), including the payoff of certain loans and working capital-related indebtedness associated therewith. The Company financed these transactions with short-term borrowings under its new revolving credit facility.

         Investment in property, plant and equipment totaled $9.7 million and $3.5 million, respectively, in 2003 and 2002. The increase was primarily the result of additional facility expenditures at the Company's SEI and Keco subsidiaries due in large part to its restructuring initiatives. The Company anticipates that capital expenditures in 2004 should not exceed $7.5 million. Management believes that cash flow generated from operations, together with its available revolving credit facility, will provide the necessary resources to meet the capital needs of the Company for the foreseeable future.

COMMITTED AMOUNTS
Total contractual and contingent obligations as of October 31, 2003 are as follows:

-----------------------------------------------------------------------------------------------------------------------------
                                                                              Payments / Expiration
                                                -----------------------------------------------------------------------------
Year Ended October 31                               2004          2005          2006          2007         2008         Total
-----------------------------------------------------------------------------------------------------------------------------
CONTRACTUAL OBLIGATIONS:
  Short-term borrowings                         $ 73,100        $             $             $              $         $ 73,100
  Long-term debt                                      90                                                                   90
  Operating leases                                 4,004         2,639         1,957         1,333          242        10,175
  Unconditional purchase obligations             167,788           860            71                                  168,719
-----------------------------------------------------------------------------------------------------------------------------
                                                 244,982         3,499         2,028         1,333          242       252,084

CONTINGENT OBLIGATIONS:
   Letters of credit                               2,757                                                                2,757
-----------------------------------------------------------------------------------------------------------------------------
Total Obligations                               $247,739        $3,499        $2,028        $1,333         $242      $254,841
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

While contingent obligations are included in the table above, the Company does not expect to fund the full amounts indicated for letters of credit.

INFLATION
Since a significant portion of the Company's contracts with the DoD are at fixed prices, inflation can affect the ultimate profit to be realized on them. Some contracts have price adjustment provisions that limit the impact of inflation on profits. In addition, the Company's volume purchasing and forward purchasing policies serve to limit the effects of inflation. The Company considers potential inflation in preparation of contract proposals and bids. In addition, the Company's commercial and industrial products are predominantly custom-made. Therefore, the impact of inflation on operating results is typically not significant. The Company attempts to alleviate inflationary pressures on commercial and industrial products by increasing selling prices to help offset rising costs (subject to competitive conditions), increasing productivity and improving manufacturing techniques. Because of these factors, management does not believe that inflation has had, or that anticipated inflation will have, a significant effect on the Company's operations.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 provides direction for accounting and disclosure regarding specific costs related to an exit or disposal activity. These include, but are not limited to, costs to terminate a contract that is not a capital lease, costs to consolidate facilities or relocate employees, and certain termination benefits provided to employees who are involuntarily terminated under the terms of a one-time benefit arrangement. The Company adopted SFAS 146 for all disposal activities initiated after December 31, 2002.

         In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendement of SFAS 123." SFAS 148 provides additional transition guidance for those entities that elect to voluntarily adopt the provisions of SFAS 123, "Accounting for Stock-Based Compensation." Furthermore, SFAS 148 mandates new disclosures in both interim and year-end financial statements within the Company's

30 | Engineered Support Systems, Inc.

Significant Accounting Policies footnote. The Company adopted these disclosure requirements beginning with the year ended October 31, 2002.

         The Company adopted FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," in fiscal 2003. The adoption did not have a material impact on the financial statements and all guarantees have been appropriately disclosed. The FASB issued a revised version of FIN 46, "Consolidation of Variable Interest Entities, an Interpretation of
Accounting Research Bulletin (ARB) No. 51, Consolidated Financial
Statements," in December 2003. The adoption of FIN 46 will not have a material impact on the Company's financial statements as it does not maintain any of the interests governed by this pronouncement.

         In April 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies financial reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The provisions of this Statement that relate to Statement 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. The adoption of SFAS 149 will not have a material impact on the Company's Consolidated Financial Statements.

         In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity and requires the classification of such financial instruments as a liability (or an asset in certain circumstances). Many of those instruments were previously permitted to be classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 will not have a material impact on the Company's Consolidated Financial Statements.

         In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106, and a revision of FASB Statement No. 132" (FAS 132 (revised 2003)). This Statement revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, "Employers' Accounting for Pensions," No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" and No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The new rules require additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The required information will be provided separately for pension plans and for other postretirement benefit plans. This includes expanded disclosure on an interim basis as well. The new disclosures are required for years ending after December 15, 2003 and thus will be effective for the Company in fiscal 2004.

FORWARD-LOOKING STATEMENTS
In addition to historical information, this Annual Report includes certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. The forward-looking statements involve certain risks and uncertainties, including but not limited to 2004 forecasted results, acquisitions, additional financing requirements, the decision of any of the Company's key customers (including the U.S. Government) to reduce or terminate orders with the Company, cutbacks in defense spending by the U.S. Government and increased competition in the Company's markets, which could cause the Company's actual results to differ materially from those projected in, or inferred by, the forward-looking statements.

                                                     2003 Annual Report | 31

CONSOLIDATED BALANCE SHEETS

In thousands, except per share amounts

--------------------------------------------------------------------------------------
October 31                                                        2003          2002
--------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                     $  2,880      $  4,793
Accounts receivable, net                                        90,805        47,407
Contracts in process and inventories, net                       50,959        42,182
Refundable income taxes                                                        2,709
Deferred income taxes                                            5,939         6,660
Prepaid expenses and other assets                                4,668         2,301
Current assets of discontinued operations                                     10,079
--------------------------------------------------------------------------------------
Total Current Assets                                           155,251       116,131

PROPERTY, PLANT AND EQUIPMENT
Land                                                             5,541         4,785
Buildings and improvements                                      41,955        34,739
Machinery and equipment                                         26,672        25,621
Furniture and fixtures                                           4,998         3,424
--------------------------------------------------------------------------------------
                                                                79,166        68,569
Less accumulated depreciation                                   28,800        25,464
--------------------------------------------------------------------------------------
                                                                50,366        43,105
Goodwill                                                       191,332       103,444
Acquired customer-related intangibles                           11,049        13,880
Deferred income taxes                                                          6,885
Other assets                                                    11,303         5,394
Long-term assets of discontinued operations                                    1,308
--------------------------------------------------------------------------------------
    Total Assets                                              $419,301      $290,147
--------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable                                                 $ 73,100      $ 13,000
Current maturities of long-term debt                                90        21,000
Accounts payable                                                48,609        28,439
Income taxes payable                                             2,493
Accrued employee compensation                                   27,933        20,117
Other liabilities                                               32,336        12,206
Current liabilities of discontinued operations                                 3,793
--------------------------------------------------------------------------------------
  Total Current Liabilities                                    184,561        98,555
Long-term debt                                                                21,000
Deferred income taxes                                              325
Additional minimum pension liability                            25,751        20,334
Other liabilities                                               11,497        15,401
Commitments and contingencies (Note N)

SHAREHOLDERS' EQUITY
Common stock, par value $.01 per share; 30,000 shares
  authorized; 25,263 and 16,991 shares issued                      253           170
Additional paid-in capital                                     106,512        95,569
Retained earnings                                              127,753        84,961
Accumulated other comprehensive loss                           (16,142)      (14,275)
--------------------------------------------------------------------------------------
                                                               218,376       166,425
Less treasury stock at cost, 561 and 1,171 shares               21,209        31,568
--------------------------------------------------------------------------------------
    Total Shareholders' Equity                                 197,167       134,857
--------------------------------------------------------------------------------------
    Total Liabilities and Shareholders' Equity                $419,301      $290,147
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

32 | Engineered Support Systems, Inc.

CONSOLIDATED STATEMENTS OF INCOME

In thousands, except per share amounts

----------------------------------------------------------------------------------------------------
Year Ended October 31                                             2003          2002          2001
----------------------------------------------------------------------------------------------------
Net revenues:
   Products                                                   $461,490      $389,324      $365,171
   Services                                                    111,211        18,621            27
----------------------------------------------------------------------------------------------------
                                                               572,701       407,945       365,198
----------------------------------------------------------------------------------------------------
Cost of revenues:
   Products                                                    340,380       297,286       289,581
   Services                                                     94,262        15,481             3
----------------------------------------------------------------------------------------------------
                                                               434,642       312,767       289,584
----------------------------------------------------------------------------------------------------
Gross profit                                                   138,059        95,178        75,614
Selling, general and administrative expense                     63,832        45,145        39,767
Restructuring expense                                            1,758         1,441
----------------------------------------------------------------------------------------------------
Operating income from continuing operations                     72,469        48,592        35,847
Interest expense                                                (1,881)       (3,367)       (6,118)
Interest income                                                    221           128           214
Gain on sale of assets                                             147             7             6
----------------------------------------------------------------------------------------------------
Income from continuing operations                               70,956        45,360        29,949
Income tax provision                                            27,673        17,694        11,680
----------------------------------------------------------------------------------------------------
Net income from continuing operations                           43,283        27,666        18,269
Discontinued operations:
   Income from discontinued operations, net of income tax          294            49           307
   Loss on disposal, net of income tax                            (169)       (4,182)
----------------------------------------------------------------------------------------------------
Net income                                                    $ 43,408      $ 23,533      $ 18,576
----------------------------------------------------------------------------------------------------
Basic earnings per share:
   Continuing operations                                      $   1.79      $   1.18      $   0.87
   Discontinued operations:
      Income                                                      0.01                        0.01
      Loss on disposal                                           (0.01)        (0.17)
----------------------------------------------------------------------------------------------------
Total                                                         $   1.79      $   1.01      $   0.88
----------------------------------------------------------------------------------------------------
Diluted earnings per share:
   Continuing operations                                      $   1.68      $   1.14      $   0.80
   Discontinued operations:
      Income                                                      0.01                        0.01
      Loss on disposal                                           (0.01)        (0.17)
----------------------------------------------------------------------------------------------------
Total                                                         $   1.68      $   0.97      $   0.81
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.


                                                     2003 Annual Report | 33

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

In thousands

---------------------------------------------------------------------------------------------------------------------------------
                                                                           Accumulated
                                              Additional                         Other          ESOP
                                    Common       Paid-in      Retained   Comprehensive    Guaranteed     Treasury
                                     Stock       Capital      Earnings            Loss     Bank Loan        Stock         Total
---------------------------------------------------------------------------------------------------------------------------------
Balance at October 31, 2000            $83       $49,365       $43,571                         $(431)    $(14,088)     $ 78,500
Comprehensive income:
  Net income                                                    18,576                                                   18,576
  Other components of
   comprehensive
   income, net of tax:
    Minimum pension
     liability adjustment                                                       (4,670)                                  (4,670)
    Adjustment to fair value
     of derivatives                                                               (884)                                    (884)
                                                                                                                      ----------
  Total comprehensive income                                                                                             13,022
                                                                                                                      ----------
Cash dividends                                                    (324)                                                    (324)
Exercise of stock options               15        35,866                                                                 35,881
Reduction of ESOP guaranteed
 bank loan                                                                                       431                        431
Purchase of treasury stock                                                                                (18,675)      (18,675)
Issuance of treasury stock                           470                                                       87           557
Five-for-four stock split               19           (19)
---------------------------------------------------------------------------------------------------------------------------------
Balance at October 31, 2001            117        85,682        61,823          (5,554)                   (32,676)      109,392
Comprehensive income:
  Net income                                                    23,533                                                   23,533
  Other components of
   comprehensive
   income, net of tax:
    Minimum pension liability
     adjustment                                                                 (9,428)                                  (9,428)
    Adjustment to fair value
     of derivatives                                                                707                                      707
                                                                                                                      ----------
  Total comprehensive income                                                                                             14,812
                                                                                                                      ----------
Cash dividends                                                    (395)                                                    (395)
Issuance of common stock                 1         1,354                                                                  1,355
Exercise of stock options                          5,235                                                      792         6,027
Issuance of treasury stock                         3,350                                                      316         3,666
Three-for-two stock split               52           (52)
---------------------------------------------------------------------------------------------------------------------------------
Balance at October 31, 2002            170        95,569        84,961         (14,275)                   (31,568)      134,857
Comprehensive income:
  Net income                                                    43,408                                                   43,408
  Other components of
   comprehensive
   income, net of tax:
    Minimum pension liability
     adjustment                                                                 (2,044)                                  (2,044)
    Adjustment to fair value
     of derivatives                                                                177                                      177
                                                                                                                      ----------
  Total comprehensive income                                                                                             41,541
                                                                                                                      ----------
Cash dividends                                                    (616)                                                    (616)
Issuance of common stock                 1         1,727                                                                  1,728
Exercise of stock options                          8,682                                                    9,705        18,387
Purchase of treasury stock                                                                                   (557)         (557)
Issuance of treasury stock                           983                                                      844         1,827
Three-for-two stock split               82          (449)                                                     367
---------------------------------------------------------------------------------------------------------------------------------
Balance at October 31, 2003           $253      $106,512      $127,753        $(16,142)        $         $(21,209)     $197,167
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

34 | Engineered Support Systems, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands

-----------------------------------------------------------------------------------------------------------------
Year Ended October 31                                                           2003          2002         2001
-----------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES:
Net income from continuing operations                                      $  43,283      $ 27,666     $ 18,269
Adjustments to reconcile net income from continuing
  operations to net cash provided by continuing operations:
    Depreciation and amortization                                              8,961         7,038        9,001
    Deferred income taxes                                                      5,768        (1,082)       3,539
    Gain on sale of assets                                                      (147)          (10)          (6)
-----------------------------------------------------------------------------------------------------------------
Cash provided by continuing operations before changes
  in operating assets and liabilities, excluding the effects
  of acquisitions                                                             57,865        33,612       30,803
Changes in operating assets and liabilities:
    Accounts receivable                                                      (13,639)       (8,725)      (2,192)
    Contracts in process and inventories                                       3,065        12,723        2,282
    Accounts payable                                                           5,539         4,911       (3,681)
    Current income taxes                                                       4,996         3,347        3,063
    Net changes in other assets and liabilities                                7,017         9,343      (15,991)
-----------------------------------------------------------------------------------------------------------------
Net cash provided by continuing operations                                    64,843        55,211       14,284
Net cash provided by (used in) discontinued operations                         1,612          (670)       3,528
-----------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                     66,455        54,541       17,812
-----------------------------------------------------------------------------------------------------------------

CASH FLOW FROM INVESTING ACTIVITIES:
Purchase of TAMSCO, net of cash acquired                                     (77,415)
Purchase of EEI, net of cash acquired                                        (16,630)
Purchase of Radian, net of cash acquired                                                   (39,997)
Purchase of UPSI, net of cash acquired                                        (5,008)       (5,500)
Additions to property, plant and equipment                                    (9,681)       (3,515)      (1,624)
Proceeds from sale of property, plant and equipment                              316            11           12
-----------------------------------------------------------------------------------------------------------------
Net cash used in continuing operations                                      (108,418)      (49,001)      (1,612)
Net cash provided by (used in) discontinued operations                         2,918           (11)        (158)
-----------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                       (105,500)      (49,012)      (1,770)
-----------------------------------------------------------------------------------------------------------------

CASH FLOW FROM FINANCING ACTIVITIES:
Net borrowings (payments) under line-of-credit agreement                      60,100        12,300      (15,600)
Payments of long-term debt                                                   (41,910)      (21,038)     (17,028)
Exercise of stock options                                                     18,387         6,027       35,881
Purchase of treasury stock                                                      (557)                   (18,675)
Cash dividends                                                                  (616)         (395)        (324)
Issuance of common stock to employee stock purchase plan                       1,728         1,355
-----------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) continuing operations                          37,132        (1,751)     (15,746)
Net cash provided by (used in) discontinued operations
-----------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                           37,132        (1,751)     (15,746)
-----------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                          (1,913)        3,778          296
Cash and cash equivalents at beginning of year                                 4,793         1,015          719
-----------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                                   $   2,880      $  4,793     $  1,015
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                                                     2003 Annual Report | 35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except per share amounts


NOTE A SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation and Principles of Consolidation: The Consolidated Financial Statements include the accounts of Engineered Support Systems, Inc. (Company) and its wholly owned subsidiaries. These subsidiaries are organized within the Company's two business segments: Support Systems and Support Services. The Support Systems segment includes the operations of Systems & Electronics Inc. (SEI), Keco Industries, Inc. (Keco), Engineered Air Systems, Inc. (Engineered Air), Engineered Coil Company, d/b/a Marlo Coil (Marlo Coil), Engineered Electric Company d/b/a Fermont (Fermont), Universal Power Systems, Inc. (UPSI) and Engineered Environments, Inc.
(EEi). The Support Services segment includes the operations of Technical and Management Services Corporation (TAMSCO), Radian, Inc. (Radian) and ESSIbuy.com, Inc. (ESSIbuy). All material intercompany accounts and transactions have been eliminated in consolidation.

         Industry Information: The Company's Support Systems segment designs, engineers and manufactures integrated military electronics and other support equipment. The Company's Support Services segment provides engineering, logistics support and systems integration services.
Substantially all revenues are directly or indirectly derived from contracts with the U.S. Government.

         Use of Estimates: In preparing these financial statements, management makes estimates and uses assumptions that affect some of the reported amounts and disclosures. Actual results could differ from these estimates and assumptions.

         Cash and Cash Equivalents: Cash equivalents include temporary investments with original maturities of three months or less.

         Revenue Recognition: Revenues on long-term contracts, substantially all of which are directly or indirectly with the U.S. Government, are recognized under the percentage of completion method and include a proportion of the earnings that are expected to be realized on the contract in the ratio that production measures, primarily labor, incurred bear to the estimated production measures for the contract. Earnings expectations are based upon estimates of contract values and costs at completion. Contracts in process are reviewed on a periodic basis. Adjustments to revenues and earnings are made in the current accounting period based upon revisions in contract values and estimated costs at completion. Amounts representing contract change orders, claims and other items are included in revenues, as recognized under the percentage of completion method, only when these amounts can be reliably estimated and realization is probable. Provisions for estimated losses on contracts are recorded when identified. Substantially all other revenues are recognized when title passes to the customer.

         Stock-Based Compensation: The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for all stock option plans. (See Note K for a further description of these plans.) Accordingly, no compensation expense has been recognized for stock option awards. The following table illustrates the effect on net income from continuing operations and earnings per share had the Company applied the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) 123, "Accounting for Stock-Based Compensation," to stock option awards.

------------------------------------------------------------------------
Year Ended October 31                 2003          2002          2001
------------------------------------------------------------------------
Reported net income from
  continuing operations            $43,283       $27,666       $18,269
Total stock-based employee
  compensation expense
  determined under the fair
  value method for all stock
  option awards, net of
  income tax                         3,521        11,105         3,925
------------------------------------------------------------------------
Pro forma net income               $39,762       $16,561       $14,344
========================================================================
Earnings per share:
  Basic - as reported              $  1.79       $  1.18       $  0.87
========================================================================
  Basic - pro forma                $  1.64       $  0.71       $  0.68
========================================================================
  Diluted - as reported            $  1.68       $  1.14       $  0.80
========================================================================
  Diluted - pro forma              $  1.54       $  0.68       $  0.63
========================================================================
------------------------------------------------------------------------

         The fair value of options at the grant date was estimated using the Black-Scholes model with the following weighted average assumptions for 2003, 2002 and 2001, respectively: an expected life of 1.5 years; volatility of 36%, 51% and 58%; a dividend yield of 0.12%, 0.16% and 0.16%; and a risk-free interest rate of 3.25%, 3.74% and 4.27%.

         The weighted average fair value of options granted in 2003, 2002 and 2001 was $7.55, $5.11 and $2.35, respectively.

         Fair Value of Financial Instruments: For purposes of financial reporting, the Company has determined that the fair value of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and long-term debt, approximates book value at October 31, 2003 and 2002, based on either their short-term nature or on terms currently available to the Company in financial markets.

Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, and accounts


36 | Engineered Support Systems, Inc.

receivable. At October 31, 2003 and 2002, the Company's cash and cash equivalents were primarily invested in money market accounts at a financial institution. Management believes the credit risk is limited due to the short-term nature of these funds. Management believes the credit risk related to accounts receivable is limited due to the fact that 72% and 68% of accounts receivable at October 31, 2003 and 2002, respectively, are due from the U.S. Government and its agencies. Allowances for anticipated doubtful accounts are provided based on historical experience and evaluation of specific accounts. The allowance for doubtful accounts was $211 and $281 at October 31, 2003 and 2002, respectively.

         Interest Rate Risk: Interest rate risk is managed through a portfolio of variable- and fixed-rate debt that management deems appropriate. Furthermore, the Company will periodically convert its variable-rate debt to fixed rates via interest rate swaps. Given the Company's outstanding debt position and anticipated cash flows, management does not believe its exposure to interest rate fluctuations has had, or will have, a significant impact on the Company's operations.

         Contracts in Process and Inventories: Contracts in process and inventories represent accumulated contract costs, estimated earnings thereon based upon the percentage of completion method and contract inventories reduced by the contract value of delivered items. Accumulated contract costs and inventories are stated at actual costs incurred and consist of direct engineering, production, tooling, applicable overhead and other costs (excluding selling, general and administrative costs which are charged against income as incurred). Title to or a security interest in certain items included in contracts in process and inventories is vested in the U.S. Government by reason of the progress payment provisions of related contracts. In accordance with industry standards, contracts in process and inventories related to long-term contracts are classified as current assets although a portion may not be realized within one year.

         Substantially all inventories related to contracts not accounted for under the percentage of completion method are valued at the lower of cost or market using the first-in, first-out method.

         Property, Plant and Equipment: Property, plant and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives of 15 to 40 years for buildings and improvements, five to 15 years for machinery and equipment, and three to 10 years for furniture and fixtures. Depreciation expense totaled $5,387 in 2003, $4,934 in 2002 and $5,073 in 2001.

         Income Taxes: The income tax provision is based on earnings reported in the financial statements. Deferred income taxes are provided for the tax effects of temporary differences between financial and income tax reporting using current statutory tax rates.

         Impairment of Long-lived Assets: Long-lived assets, including goodwill, are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and the carrying value of the asset.

         Earnings Per Share: Basic earnings per share is based on average basic common shares outstanding, after the effect of the stock split described in Note O, of 24,203 in 2003, 23,373 in 2002 and 21,054 in 2001.
Diluted earnings per share is based on average diluted common shares outstanding, after the effect of the stock split described in Note O, of 25,838 in 2003, 24,314 in 2002 and 22,824 in 2001. Average diluted common shares outstanding include common stock equivalents, which represent common stock options as computed using the treasury stock method.

         Treasury Stock: Shares of treasury stock are valued at cost using the first-in, first-out method.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:
In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 provides direction for accounting and disclosure regarding specific costs related to an exit or disposal activity. These include, but are not limited to, costs to terminate a contract that is not a capital lease, costs to consolidate facilities or relocate employees, and certain termination benefits provided to employees who are involuntarily terminated under the terms of a one-time benefit arrangement. The Company adopted SFAS 146 for all disposal activities initiated after December 31, 2002.

         In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendement of SFAS 123." SFAS 148 provides additional transition guidance for those entities that elect to voluntarily adopt the provisions of SFAS 123, "Accounting for Stock-Based Compensation." Furthermore, SFAS 148 mandates new disclosures in both interim and year-end financial statements within the Company's Significant Accounting Policies footnote. The Company adopted these disclosure requirements beginning with the year ended October 31, 2002.

         The Company adopted FASB Interpretation No. 45 (FIN 45),
"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of


                                                     2003 Annual Report | 37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

in thousands, except per share amounts


Indebtedness of Others," in fiscal 2003. The adoption did not have a material impact on the financial statements and all guarantees have been appropriately disclosed. The FASB issued a revised version of FIN 46, "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin (ARB) No. 51, Consolidated Financial Statements," in December 2003. The adoption of FIN 46 will not have a material impact on the Company's financial statements as it does not maintain any of the interests governed by this pronouncement.

         In April 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies financial reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The provisions of this Statement that relate to Statement 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. The adoption of SFAS 149 will not have a material impact on the Company's Consolidated Financial Statements.

         In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity and requires the classification of such financial instruments as a liability (or an asset in certain circumstances). Many of those instruments were previously permitted to be classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 will not have a material impact on the Company's Consolidated Financial Statements.

         In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106, and a revision of FASB Statement No. 132" (FAS 132 (revised 2003)). This Statement revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, "Employers' Accounting for Pensions," No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" and No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The new rules require additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The required information will be provided separately for pension plans and for other postretirement benefit plans. This includes expanded disclosure on an interim basis as well. The new disclosures are required for years ending after December 15, 2003 and thus will be effective for the Company in fiscal 2004.

NOTE B ACQUISITIONS
On May 1, 2003, the Company acquired all of the outstanding common stock of TAMSCO, a provider of information technology logistics and digitization services and a designer and integrator of telecommunication systems primarily for the U.S. Department of Defense (DoD). The purchase price was approximately $69.4 million, which is net of $0.1 million of cash acquired. The transaction has been treated as an asset purchase for tax purposes pursuant to Section 338(h)(10) of the Internal Revenue Code. Approximately $6.9 million of the purchase price has not yet been paid subject to final determination of tax adjustments and collection of accounts receivable. In connection with this transaction, the Company also assumed and paid $14.9 million of TAMSCO indebtedness. The purchase of TAMSCO, net of cash acquired, totals $77.4 million in the Consolidated Statements of Cash Flows, which represents the $69.4 million purchase price plus assumed indebtedness of $14.9 million less $6.9 million of purchase price not yet paid. The fair value of assets acquired, including goodwill of $63.9 million, was $102.2 million and liabilities assumed totaled $32.8 million. The purchase price was financed with short-term borrowings under the Company's revolving credit facility.

         The following unaudited pro forma summary presents the combined historical results of operations for the years ended October 31, 2003 and 2002 as adjusted to reflect the TAMSCO purchase transaction assuming the acquisition had occurred on November 1, 2001. These pro forma results are not necessarily indicative of the combined results that would have occurred had the acquisition actually taken place on November 1, 2001, nor are they necessarily indicative of the combined results that may occur in the future.

38 | Engineered Support Systems, Inc.

------------------------------------------------------------------------
Year Ended October 31                               2003          2002
------------------------------------------------------------------------
Net revenues                                    $652,655      $523,874
========================================================================
Net income from
  continuing operations                         $ 46,144      $ 30,853
========================================================================
Basic earnings per share
  from continuing operations                    $   1.91      $   1.32
========================================================================
Diluted earnings per share
  from continuing operations                    $   1.79      $   1.27
========================================================================
------------------------------------------------------------------------

         Certain information with respect to the assets and liabilities of TAMSCO as of acquisition date is summarized as follows:

------------------------------------------------------------------------
                                                           May 1, 2003
------------------------------------------------------------------------
Accounts recievable                                           $ 27,837
Contracts in process and inventories                             6,907
Property, plant and equipment                                    2,906
Goodwill                                                        63,889
Other assets                                                       676
------------------------------------------------------------------------
    Total assets                                              $102,215
========================================================================
Notes payable                                                 $ 14,038
Current maturities of long-term debt                               813
Accounts payable                                                13,856
Accrued expenses and other liabilities                           4,102
------------------------------------------------------------------------
    Total liabilities                                         $ 32,809
========================================================================
------------------------------------------------------------------------

         On September 24, 2003, the Company acquired all of the outstanding common stock of EEi, a designer and manufacturer of specialized environmental control units and heat transfer systems for defense and industrial markets. The purchase price was approximately $15.5 million. The purchase of EEi, net of cash acquired, totals $16.6 million in the Consolidated Statements of Cash Flows, which represents the $15.5 million purchase price plus assumed indebtedness of $1.1 million. The fair value of assets acquired, including goodwill of $11.9 million, was $19.8 million and liabilities assumed totaled $4.3 million. The purchase price was financed with short-term borrowings under the Company's revolving credit facility.

         On June 27, 2002, the Company acquired all of the outstanding common stock of UPSI, a provider of uninterruptible power supply systems for the DoD, intelligence agencies and commercial customers. The purchase price was approximately $5.5 million plus certain contingent cash consideration based upon UPSI's net revenue levels through two measurement dates, December 31, 2002 and October 31, 2003. Based upon UPSI's net revenue through the December 31, 2002 measurement date, $5.0 million of cash consideration was added to the purchase price and paid during the year ended October 31, 2003. Based upon UPSI's net revenue through the October 31, 2003 measurement date, $2.0 million of cash consideration was added to the purchase price and paid subsequent to and accrued as of October 31, 2003. The fair value of the assets acquired, including goodwill of $12.5 million, was $13.6 million and liabilities assumed totaled $1.1 million. The purchase price was financed with short-term borrowings under the Company's revolving credit facility.

         On May 10, 2002, the Company acquired all of the outstanding common stock of Radian, a supplier of engineering, logistics support and systems integration services to the DoD. The purchase price was approximately $42.0 million, which included consideration of $2.0 million in the common stock of the Company. The purchase price is net of $0.4 million of cash acquired. The fair value of the assets acquired, including goodwill of $26.6 million and customer-related intangibles of $15.3 million, was $58.3 million and liabilities assumed totaled $16.3 million. The cash portion of the purchase price was financed with available cash resources and short-term borrowings under the Company's revolving credit facility.

         TAMSCO and Radian are included in the Support Services segment. EEi and UPSI are included in the Support Systems segment. The operating results of each are included in consolidated operations since their respective dates of acquisition.

NOTE C  GOODWILL AND INTANGIBLE ASSETS
In June 2001, the FASB issued SFAS 141, "Business Combinations," and SFAS 142, "Goodwill and Other Intangible Assets." Under SFAS 142, goodwill and other acquired intangible assets deemed to have indefinite lives are no longer amortized but are subject to periodic impairment tests. All other acquired intangible assets are amortized over their useful lives. In addition, SFAS 141 eliminated the pooling-of-interests method of accounting for business combinations.

         The Company adopted SFAS 141 and SFAS 142 effective November 1, 2001. The Company has identified its reporting units to be its operating subsidiaries. The carrying value of each reporting unit as of November 1, 2001 was determined by assigning assets and liabilities, including existing goodwill and acquired intangible assets, to the reporting units. Upon adoption of SFAS 142, amortization of goodwill ceased. The Company performed a transitional goodwill impairment assessment as of November 1, 2001 and goodwill impairment assessments as of October 31, 2002 and 2003. None of these assessments resulted in an indication of potential impairment of goodwill. The Company

                                                     2003 Annual Report | 39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

In thousands, except per share amounts


plans to continue its annual impairment test as of October 31 in the future.

         The following pro forma information reconciles reported net income from continuing operations to adjusted net income from continuing operations, which reflect the adoption of SFAS 142:

------------------------------------------------------------------------
Year Ended October 31                 2003          2002          2001
------------------------------------------------------------------------
Reported net income from
  continuing operations            $43,283       $27,666       $18,269
Goodwill amortization, net
  of tax benefit                                                 1,922
------------------------------------------------------------------------
Adjusted net income from
  continuing operations            $43,283       $27,666       $20,191
========================================================================

Basic earnings per share:
  Reported net income from
    continuing operations          $  1.79       $  1.18       $  0.87
  Goodwill amortization, net
    of tax benefit                                                0.09
------------------------------------------------------------------------
  Adjusted net income from
    continuing operations          $  1.79       $  1.18       $  0.96
========================================================================

Diluted earnings per share:
  Reported net income from
    continuing operations          $  1.68       $  1.14       $  0.80
  Goodwill amortization, net
    of tax benefit                                                0.08
------------------------------------------------------------------------
  Adjusted net income from
    continuing operations          $  1.68       $  1.14       $  0.88
========================================================================
------------------------------------------------------------------------

         Discontinued operations had no goodwill amortization in 2003, 2002 or 2001. Goodwill as of October 31, 2003 totaled $95,719 for the Support Systems segment and $95,613 for the Support Services segment.

         The following disclosure presents certain information on the Company's acquired identifiable intangible assets as of October 31, 2003 and 2002. There were no acquired identifiable intangible assets as of October 31, 2001. All acquired identifiable intangible assets are being amortized over their estimated useful lives, as indicated below, with no estimated residual values.

--------------------------------------------------------------------------------------
                          Weighted Average
                              Amortization         Gross   Accumulated           Net
                                    Period        Amount  Amortization        Amount
--------------------------------------------------------------------------------------
Customer-related
 intangibles:
   October 31, 2003              5.4 years       $15,300        $4,251       $11,049
   October 31, 2002              5.4 years       $15,300        $1,420       $13,880
--------------------------------------------------------------------------------------

         The amortization expense related to acquired intangible assets was $2,831 for the year ended October 31, 2003 and $1,420 for the year ended October 31, 2002. Related estimated amortization expense is $2,831 annually through the year ending October 31, 2006, and $2,556 for the year ending October 31, 2007. There was no amortization expense related to acquired intangible assets in 2001.

NOTE D  OPERATIONAL RESTRUCTURING
During the quarter ended July 31, 2002, the Company announced a restructuring plan to improve both plant utilization and long-term profitability. Under the plan, the Company's Blue Ash, Ohio and Olivette, Missouri manufacturing locations were closed during the year ended October 31, 2003 with related production efforts being relocated to other existing Company facilities. Emerging Issues Task Force No. 94-3 (EITF 94-3), which was effective through December 31, 2002, provided specific requirements as to the appropriate recognition of restructuring costs associated with employee termination benefits and other exit costs. Employee termination costs are recognized when benefit arrangements are communicated to affected employees in sufficient detail to enable the employees to determine the amount of benefits to be received upon termination. Other costs resulting from the restructuring plan that are not associated with or that do not benefit activities that will be continued are recognized at the date of commitment to the plan subject to certain conditions. For the cost to be accrued, it must not be associated with or incurred to generate revenues after the commitment date, and must be either incremental to other costs incurred prior to the commitment date or represent amounts under a contractual obligation that existed prior to the commitment date that will either continue after the plan is completed with no economic benefit or which will result in a penalty to cancel the obligation. Other costs directly related to the restructuring plan which are not eligible for recognition at the commitment date, such as relocation and other integration costs, are expensed as incurred. The plan involved the termination of 113 employees by October 31, 2003.

         During the year ended October 31, 2003, the Company recorded the following costs in connection with this restructuring plan. The restructuring provision was $(0.3) million in 2003 as a result of the Company having previously accrued estimated severance costs in excess of actual costs.

40 | Engineered Support Systems, Inc.

--------------------------------------------------------------------------------------
                                Accrued at                                Accrued at
                               October 31,      Expense                  October 31,
                                      2002     (Income)       Utilized          2003
--------------------------------------------------------------------------------------
Severance and
  related benefits                    $789        $(183)          $606           $
Other cash
  restructuring costs                  153         (153)
--------------------------------------------------------------------------------------
Restructuring costs,
  excluding non-cash items            $942        $(336)          $606           $
======================================================================================
--------------------------------------------------------------------------------------

         During the quarter ended April 30, 2003, the Company announced an additional restructuring plan under which electronics assembly work performed at the Company's Sanford, Florida facility of its Systems & Electronics Inc. (SEI) subsidiary would be relocated to alternate SEI facilities. Statement of Financial Accounting Standards No. 146 (SFAS 146), "Accounting for Costs Associated with Exit or Disposal Activities," applies to all disposal activities initiated after December 31, 2002 and prospectively nullifies EITF 94-3. SFAS 146 requires that a liability for employee termination costs associated with an exit or disposal activity be recognized when the liability is incurred. (EITF 94-3 had previously required that a liability for such costs be recognized at the date of the Company's commitment to an exit or disposal plan.) In accordance with SFAS 146, the Company recorded restructuring expense of $2.1 million in the year ended October 31, 2003. The Company anticipates that it will record an additional $0.1 million of restructuring expense related to this plan during the first quarter of 2004. The plan involves terminating 107 employees, 101 of which had been terminated as of October 31, 2003. Substantially all amounts accrued at October 31, 2003 will be paid by April 30, 2004.

         During the year ended October 31, 2003, the Company recorded the following costs in connection with this restructuring plan:

------------------------------------------------------------------------
                                                            Accrued at
                                                           October 31,
                                   Expense      Utilized          2003
------------------------------------------------------------------------
Severance and related benefits      $1,169          $186          $983
                                                ========================
Estimated loss on asset disposal       890
Other non-cash costs                    35
--------------------------------------------
Total Restructuring Costs           $2,094
============================================
------------------------------------------------------------------------

NOTE E  DISCONTINUED OPERATIONS
As a result of management's decision to focus on defense markets, during the second quarter of 2002 the Company formally adopted a plan to dispose of Engineered Specialty Plastics, Inc. (ESP), a wholly-owned subsidiary. The Company completed the sale of ESP in the quarter ended April 30, 2003 to a private equity group. Consideration received by the Company included $4.1 million of cash, a $3.3 million two-year note from the buyers secured by the real property of ESP, and contingent consideration based upon ESP's future revenues, net of a $0.8 million working capital adjustment paid by the Company. In conjunction with the disposition of ESP, the Company had recorded an estimated loss on disposal of discontinued operations of $4.2 million during the year ended October 31, 2002 to reduce the carrying value of ESP's net assets to their estimated fair value less estimated selling costs. The completion of the sale resulted in an additional $0.2 million loss on disposal during the year ended October 31, 2003. The Company has reported the results of operations of ESP as discontinued operations for the years ended October 31, 2003, 2002 and 2001 in the Consolidated Statements of Income. All assets and liabilities associated with ESP are presented as assets and liabilities of discontinued operations on the October 31, 2002 Consolidated Balance Sheet. Certain information with respect to the discontinued operations of ESP is as follows:

------------------------------------------------------------------------
Year Ended October 31                 2003          2002          2001
------------------------------------------------------------------------
Net revenues                        $9,136       $17,619       $25,270
------------------------------------------------------------------------
Income from discontinued
  operations, net of income tax     $  294       $    49       $   307
Loss on disposal, net of income tax   (169)       (4,182)
------------------------------------------------------------------------
Income (loss) on discontinued
  operations                        $  125       $(4,133)      $   307
------------------------------------------------------------------------

Certain information with respect to the assets and liabilities of ESP is summarized as follows:

------------------------------------------------------------------------
                                                      October 31, 2002
------------------------------------------------------------------------
Accounts receivable                                            $ 4,750
Inventories                                                      5,329
Property, plant and equipment                                    1,308
------------------------------------------------------------------------
   Assets of Discontinued Operations                           $11,387
========================================================================

Accounts payable                                               $ 3,354
Accrued expenses and other liabilities                             439
------------------------------------------------------------------------
   Liabilities of Discontinued Operations                      $ 3,793
========================================================================
------------------------------------------------------------------------

NOTE F  ACCOUNTS RECEIVABLE
Accounts receivable includes amounts due from the U.S. Government and its agencies of $65,441 and $32,442 at October 31, 2003 and 2002, respectively.

                                                     2003 Annual Report | 41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

In thousands, except per share amounts


NOTE G  CONTRACTS IN PROCESS AND INVENTORIES
Contracts in process and inventories are comprised of the following:

------------------------------------------------------------------------
October 31                                          2003          2002
------------------------------------------------------------------------
Raw materials                                    $ 2,669       $ 3,662
Work-in-process                                    2,332         2,368
Finished goods                                       185           178
Inventories substantially applicable
  to government contracts in process,
  reduced by progress payments of
  $55,010 and $55,809                             45,773        35,974
------------------------------------------------------------------------
                                                 $50,959       $42,182
------------------------------------------------------------------------
------------------------------------------------------------------------

         Contracts in process and inventories at October 31, 2003 and 2002 include estimated revenue of $87,992 and $82,669, respectively, representing accumulated contract costs and related estimated earnings on uncompleted government contracts.

NOTE H  NOTES PAYABLE AND LONG-TERM DEBT
Effective April 23, 2003, the Company retired all borrowings under the existing credit facility and entered into a new bank agreement which provided a $125 million unsecured revolving credit facility. Borrowings under the new agreement, which expires April 23, 2007, are subject to interest, at the Company's option, at either the Eurodollar rate plus an applicable margin or at the prime rate plus an applicable margin. The margin applicable to the Eurodollar rate varies from 0.875% to 1.625% and the margin applicable to the prime rate varies from 0.0% to 0.25% depending upon the Company's ratio of total indebtedness to earnings before interest, taxes, depreciation and amortization (leverage ratio). At October 31, 2003, the average effective variable interest rate under the credit agreement was 2.34% and the Company had $49.1 million of availability under the revolving credit facility, which carries an unused commitment fee of 0.2% to 0.35% depending on the Company's leverage ratio.

         The credit agreement contains certain covenants, including maintaining net worth of at least $135 million plus 50% of the sum, to extent positive, of net income and other comprehensive income (loss) after January 31, 2003 plus the net proceeds of all equity offerings. The Company must also maintain a leverage ratio no greater than 2.75 to 1 through October 31, 2004 and 2.50 to 1 subsequent to that date. Pursuant to the terms of the credit agreement, the Company is subject to various other financial and operating covenants and maintenance criteria, including restrictions on the Company's ability to incur additional indebtedness, make capital expenditures, create liens, dispose of material assets and enter into merger transactions and lease agreements. At October 31, 2003, the Company was in compliance with all covenants of its credit agreement. No compensating balance is required or maintained related to the agreement.

         Long-term debt consists of:

------------------------------------------------------------------------
October 31                                          2003          2002
------------------------------------------------------------------------
Term loan, variable rate equal to the
   lesser of LIBOR plus applicable margin
   or prime rate plus applicable margin,
   payable in quarterly installments                           $42,000
Other                                                $90
------------------------------------------------------------------------
                                                      90        42,000
Less current maturities                               90        21,000
------------------------------------------------------------------------
                                                     $         $21,000
------------------------------------------------------------------------
------------------------------------------------------------------------

         Borrowings under the revolving credit facility totaled $73.1 million as of October 31, 2003 and averaged $42.5 million for the year ended October 31, 2003. Borrowings under the revolving credit facility are unsecured and guaranteed by the Company.

         Interest paid was $2,215 in 2003, $3,124 in 2002 and $5,906 in
2001.

NOTE I  DERIVATIVES AND HEDGING ACTIVITY
Effective November 1, 2000, the Company adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 137 and SFAS 138. The effect of adopting SFAS 133 was immaterial based on the fair value of the Company's derivative instruments at the date of adoption.

         In accordance with SFAS 133, derivative financial instruments are recognized on the balance sheet at fair value. Changes in the fair value of a derivative instruments designated as "fair value" hedges, along with the corresponding change in fair value of the hedged asset or liability, are recorded in current period earnings. Changes in the fair value of derivative instruments designated as "cash flow" hedges, to the extent the hedges are highly effective, are recorded in other comprehensive income, net of related tax effects. The ineffective portion of the cash flow hedge,

42 | Engineered Support Systems, Inc.

if any, is recognized in current period earnings. Other comprehensive income is relieved when current earnings are affected by the variability of cash flows.

         The Company formally designates derivatives as hedging instruments on the date it enters into the derivative contract. This process includes linking derivative instruments designated as hedges to specific assets, liabilities, firm commitments or specific forecasted transactions. The Company evaluates, both at the inception of the hedge and on an ongoing basis, whether derivatives used as hedging instruments are highly effective in offsetting changes in the fair value of cash flows of the hedged items. If it is determined that a derivative is not highly effective as a hedge or ceases to be highly effective, the Company discontinues hedge accounting prospectively.

         During the year ended October 31, 2003, the Company's derivative contracts, which matured in November 2002, consisted only of interest rate swaps used by the Company to convert a portion of its variable rate long-term debt to fixed rates.

NOTE J  INCOME TAXES
The income tax provision is comprised of the following:


-----------------------------------------------------------------------------------------------------------------
Year Ended October 31                       2003                       2002                       2001
-----------------------------------------------------------------------------------------------------------------
                                Continuing                  Continuing                  Continuing
                                Operations      Combined    Operations      Combined    Operations     Combined
-----------------------------------------------------------------------------------------------------------------
Current:
   Federal                         $20,091       $20,187       $14,967       $14,117       $ 6,743      $ 6,669
   State                             1,798         1,798         2,017         2,017         1,669        1,669
-----------------------------------------------------------------------------------------------------------------
                                    21,889        21,985        16,984        16,134         8,412        8,338
-----------------------------------------------------------------------------------------------------------------
Deferred:
   Federal                           5,191         5,176           637          (974)        2,941        3,175
   State                               593           592            73          (108)          327          364
-----------------------------------------------------------------------------------------------------------------
                                     5,784         5,768           710        (1,082)        3,268        3,539
-----------------------------------------------------------------------------------------------------------------
                                   $27,673       $27,753       $17,694       $15,052       $11,680      $11,877
=================================================================================================================
-----------------------------------------------------------------------------------------------------------------

         The deferred income tax provision (benefit) results from the following temporary differences:

-----------------------------------------------------------------------------------------------------------------
Year Ended October 31                      2003                        2002                        2001
-----------------------------------------------------------------------------------------------------------------
                                Continuing                  Continuing                  Continuing
                                Operations      Combined    Operations     Combined     Operations     Combined
-----------------------------------------------------------------------------------------------------------------
Uncompleted contracts               $  541        $  541       $   143      $   143        $(1,033)     $(1,033)
Depreciation                           289           343          (504)        (539)         1,713        1,873
Goodwill amortization                3,589         3,589         1,485        1,485            759          759
Contributions to employee
  benefits plans                       (57)          (57)          348          354            182          185
Loss on disposal of
  discontinued operations                            (60)                    (1,823)
Other                                1,422         1,412          (762)        (702)         1,647        1,755
-----------------------------------------------------------------------------------------------------------------
                                    $5,784        $5,768          $710      $(1,082)       $ 3,268      $ 3,539
=================================================================================================================
-----------------------------------------------------------------------------------------------------------------

                                                     2003 Annual Report | 43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

In thousands, except per share amounts


         Deferred income tax liabilities (assets) are comprised of the following:

------------------------------------------------------------------------
Year Ended October 31                               2003          2002
------------------------------------------------------------------------
Depreciation                                    $  2,769      $  2,480
Uncompleted contracts                             (1,212)       (1,753)
Employee benefits                                 (4,124)       (4,067)
Goodwill                                           7,028         3,440
Asset reserves                                    (1,633)         (286)
Stock options                                                   (2,723)
Other comprehensive loss                         (10,321)       (9,127)
Other                                              1,879        (1,509)
------------------------------------------------------------------------
                                                $ (5,614)     $(13,545)
------------------------------------------------------------------------
------------------------------------------------------------------------

         The change in the stock option component of deferred income tax liabilities (assets) indicated above is recorded directly to shareholders' equity.

         Deferred income tax liabilities (assets) are presented on the Consolidated Balance Sheets as follows:

------------------------------------------------------------------------
Year Ended October 31                              2003          2002
------------------------------------------------------------------------
Current assets                                  $(5,939)     $ (6,660)
Non-current assets                                             (6,885)
Non-current liabilities                             325
------------------------------------------------------------------------
                                                $(5,614)     $(13,545)
------------------------------------------------------------------------
------------------------------------------------------------------------

         A reconciliation between the income tax provision and the annual amount computed by applying the statutory federal income tax rate to income before income taxes is as follows:

------------------------------------------------------------------------
Year Ended October 31                 2003          2002          2001
------------------------------------------------------------------------
Income tax provision at
  statutory federal rate           $24,835       $15,876       $10,482
State income taxes and
  other, net                         2,838         1,818         1,198
------------------------------------------------------------------------
                                   $27,673       $17,694       $11,680
------------------------------------------------------------------------
------------------------------------------------------------------------

         Income taxes paid were $13,923 in 2003, $2,713 in 2002 and $4,587 in 2001.

NOTE K STOCK OPTIONS
The Company has established plans whereby options may be granted to employees and directors of the Company to purchase shares of the Company's common stock. Options granted are at an option price equal to the market value on the date the option is granted. Subject to continuation of employment, all options must be exercised within five years from the date of grant and are exercisable at any time during this period. As of October 31, 2003, 4,432 shares of unissued common stock were authorized and reserved for outstanding options, which had a weighted average remaining contractual life of 3.6 years at that date. Transactions involving the stock option plans are as follows:

----------------------------------------------------------------------
                                    Shares           Price per share
----------------------------------------------------------------------
Outstanding at October 31, 2000      2,192        $ 1.45  to  $ 5.95
Options granted                      2,741        $ 7.60  to  $13.29
Options exercised                   (3,512)       $ 1.45  to  $13.29
Options forfeited                       (3)       $ 3.85
----------------------------------------------------------------------
Outstanding at October 31, 2001      1,418        $ 2.93  to  $13.29
Options granted                      3,564        $18.95  to  $20.13
Options exercised                     (480)       $ 2.93  to  $13.29
----------------------------------------------------------------------
Outstanding at October 31, 2002      4,502        $ 3.72  to  $20.13
Options granted                        765        $23.87  to  $44.19
Options exercised                     (834)       $ 3.72  to  $24.92
Options forfeited                       (1)       $20.13
----------------------------------------------------------------------
Outstanding at October 31, 2003      4,432         $3.85  to  $44.19
----------------------------------------------------------------------
----------------------------------------------------------------------

         The following table summarizes information for stock options outstanding at October 31, 2003:

------------------------------------------------------------------------
                                                Weighted      Weighted
                                                 Average       Average
                                   Options     Remaining      Exercise
Range of Exercise Prices       Outstanding          Life         Price
------------------------------------------------------------------------
$ 3.85 to $13.29                       755     1.9 years        $ 6.36
$18.95 to $20.13                     2,920     3.8 years        $19.19
$23.87 to $44.19                       757     4.8 years        $39.28
----------------------------------------------------------------------
------------------------------------------------------------------------

         The following table provides information as of October 31, 2003 with respect to the shares of common stock that may be issued under the Company's existing equity compensation plans:

-----------------------------------------------------------------------------------------------------------------
                                                                                               Number of shares
                                        Number of shares            Weighted-average        remaining available
                                            to be issued              exercise price        for future issuance
                                        upon exercise of              of outstanding               under equity
                                     outstanding options                     options         compensation plans
-----------------------------------------------------------------------------------------------------------------
Equity compensation
  approved by shareholders                         4,042                      $20.18                        754
Equity compensation plans
  not approved by
  shareholders                                       390                      $23.12
-----------------------------------------------------------------------------------------------------------------
Total                                              4,432                      $20.44                        754
=================================================================================================================
-----------------------------------------------------------------------------------------------------------------

44 | Engineered Support Systems, Inc.

NOTE L  PENSION AND OTHER POSTRETIREMENT BENEFITS
Effective September 30, 1999, the Company acquired SEI and assumed the pension and other postretirement benefit plans related to SEI's employees and non-employee participants. Substantially all employees of SEI are covered by defined benefit or defined contribution pension plans. In addition, certain retirees of SEI are eligible for postretirement health and life insurance benefits. To qualify for postretirement health and life insurance benefits, an SEI employee must retire at age 55 or later and the employee's age plus service must equal or exceed 75. Retiree contributions are defined as a percentage of medical premiums. Consequently, retiree contributions increase with increases in the medical premiums. The life insurance plans are noncontributory and provide coverage of a flat dollar amount for qualifying retired SEI employees.

         All former full-time employees of Engineered Air who were covered by a collective bargaining agreement are also covered by a defined benefit pension plan. These SEI and Engineered Air benefits are provided under defined benefit pay-related and flat-dollar plans, which are primarily non-contributory. Annual Company contributions to retirement plans equal or exceed the minimum funding requirements of the Employee Retirement Income Security Act or other applicable regulations.

         The components of pension and other postretirement benefit costs are presented below for 2003, 2002 and 2001:

------------------------------------------------------------------------
                                      2003          2002          2001
------------------------------------------------------------------------
Pension Benefits
Service cost                       $ 2,859       $ 2,444       $ 2,215
Interest cost                        7,018         6,287         6,155
Expected return on plan assets      (6,994)       (7,421)       (7,579)
Amortization of prior service cost     556           126           102
Recognized actuarial loss (gain)     1,526           300          (120)
Other                                   36
------------------------------------------------------------------------
Net pension costs                  $ 5,001       $ 1,736       $   773
------------------------------------------------------------------------
Other Postretirement Benefits
Service cost                          $273       $   199       $   184
Interest cost                          713           651           596
Actuarial loss (gain)                  343           123           (43)
========================================================================
Net other benefit costs            $ 1,329       $   973       $   737
------------------------------------------------------------------------
------------------------------------------------------------------------

         A reconciliation of the changes in the plans' benefit obligations and fair values of assets over the two-year period ending October 31, 2003 and a statement of the funded status at October 31, 2003 and 2002 follows.

--------------------------------------------------------------------------------------
                                                                  2003          2002
--------------------------------------------------------------------------------------
Pension Benefits
Reconciliation of benefit obligation:
Benefit obligation at beginning of year                       $ 97,987      $ 89,222
Service cost                                                     2,859         2,444
Interest cost                                                    7,018         6,287
Plan amendments                                                  1,525            67
Actuarial loss                                                  10,481         3,661
Benefit payments                                                (3,989)       (3,654)
Other                                                              (39)          (40)
--------------------------------------------------------------------------------------
Benefit obligation at October 31                              $115,842      $ 97,987
--------------------------------------------------------------------------------------

Reconciliation of fair value of plan assets:
Fair value of plan assets at beginning of year                $ 58,742      $ 66,074
Actual return on plan assets                                     9,411        (6,623)
Employer contributions                                           5,108         2,945
Benefit payments                                                (3,989)       (3,654)
--------------------------------------------------------------------------------------
Fair value of plan assets at October 31                       $ 69,272      $ 58,742
--------------------------------------------------------------------------------------

Funded status:
Funded status at October 31                                   $(46,570)     $(39,245)
Unrecognized prior service cost                                  3,358         4,388
Unrecognized actuarial loss                                     41,844        34,077
--------------------------------------------------------------------------------------
Accrued benefit cost                                          $ (1,368)     $   (780)
--------------------------------------------------------------------------------------

Other Postretirement Benefits
Reconciliation of benefit obligation:
Benefit obligation at beginning of year                       $  9,441      $  7,933
Service cost                                                       273           199
Interest cost                                                      713           651
Actuarial loss                                                   2,557         2,342
Benefit payments                                                (1,600)       (1,684)
--------------------------------------------------------------------------------------
Benefit obligation at October 31                              $ 11,384      $  9,441
--------------------------------------------------------------------------------------

Reconciliation of fair value of plan assets:
Fair value of plan assets at beginning of year                $             $
Employer contributions                                           1,600         1,684
Benefit payments                                                (1,600)       (1,684)
--------------------------------------------------------------------------------------
Fair value of plan assets at October 31                       $             $
--------------------------------------------------------------------------------------

Funded status:
Funded status at October 31                                   $(11,384)     $ (9,441)
Unrecognized actuarial loss                                      4,680         2,467
--------------------------------------------------------------------------------------
Accrued benefit cost                                          $ (6,704)     $ (6,974)
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------


                                                     2003 Annual Report | 45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

         The amounts recognized in the Company's Consolidated Balance Sheets as of October 31 are as follows:

------------------------------------------------------------------------
                                                    2003          2002
------------------------------------------------------------------------
Pension Benefits
Prepaid benefit cost                            $  3,527      $  4,797
Accrued benefit cost                              (8,832)       (9,160)
Intangible asset                                   3,225           805
Additional minimum liability                     (25,751)      (20,334)
Other comprehensive loss                          26,463        23,112
------------------------------------------------------------------------
Net amount recognized                           $ (1,368)     $   (780)
------------------------------------------------------------------------

Other Postretirement Benefits
Prepaid benefit cost                                $516          $199
Accrued benefit cost                              (7,220)       (7,173)
------------------------------------------------------------------------
Net amount recognized                           $ (6,704)     $ (6,974)
------------------------------------------------------------------------
------------------------------------------------------------------------

         Assumptions used in accounting for the defined benefit plans in 2003, 2002 and 2001 were a discount rate of 6.00%, 6.75% and 7.25%, respectively, and an expected long-term rate of return on assets of 8.75%, 9.5% and 10.0%, respectively. A 1% increase in the discount rate would decrease net pension costs for 2003 and the accrued benefit cost at October 31, 2003 by $1,726 and a 1% decrease in the discount rate would increase net pension benefit costs for 2003 and the accrued benefit cost at October 31, 2003 by $1,919. A 1% increase in the expected long-term rate of return on assets would decrease net pension costs for 2003 and the accrued benefit cost at October 31, 2003 by $773 and a 1% decrease in the expected long-term rate of return on assets would increase net pension benefit costs for 2003 and the accrued benefit cost at October 31, 2003 by $755.

         Assumptions used in accounting for other postretirement benefits in 2003, 2002 and 2001 were a discount rate of 6.00%, 6.75% and 7.25%, respectively, and a healthcare cost trend of 10.0%, 10.5% and 10.5%, respectively, decreasing 0.5% annually to an ultimate rate of 5.5%. A 1% increase in the discount rate would decrease net other benefit costs for 2003 and the accrued benefit cost at October 31, 2003 by $100 and a 1% decrease in the discount rate would increase net other benefit costs for 2003 and the accrued benefit cost at October 31, 2003 by $100. A 1% increase in the healthcare cost trend rate for each year would increase the October 31, 2003 net benefit obligation by approximately $32, while a 1% decrease in the healthcare cost trend rate for each year would decrease the October 31, 2003 net benefit obligation by approximately $35.

         The Company has an Employee Stock Ownership Plan (ESOP) covering all employees of Engineered Air, Marlo Coil, Keco, Fermont, ESSIbuy, UPSI and Radian. The ESOP provides for a matching contribution by the Company of no less than 25% of each employee's contributions up to a maximum of 6% of the employee's earnings. The Company also makes discretionary annual contributions. All employee and employer contributions to the ESOP are 100% vested. In addition, the Company sponsors the SEI Employee Savings Investment Plan, the TAMSCO Tax Deferred Retirement Plan and the Engineered Environments, Inc. 401(k) Plan. The Company has recorded expense based on contributions to the ESOP and the SEI, TAMSCO and EEi plans for the years ended October 31, 2003, 2002 and 2001 of $1,989, $1,895 and 1,721,
respectively.

NOTE M  BUSINESS SEGMENT INFORMATION
The Company operates in two business segments: Support Systems and Support Services. The Support Systems segment designs, engineers and manufactures integrated military electronics and other military support equipment primarily for the DoD, as well as related heat transfer and air handling equipment for domestic commercial and industrial users, and material handling equipment primarily for the U.S. Postal Service. Segment products include environmental control systems, load management and transport systems, power generation, distribution and conditioning systems, airborne radar systems, reconnaissance, surveillance and target acquisition systems, chemical and biological protection systems, petroleum and water distribution systems and other multipurpose military support equipment. The Support Services group provides engineering services, logistics and training services, advanced technology services, asset protection systems and services, telecommunication systems integration and information technology services primarily for the DoD. The Support Services segment also


46 | Engineered Support Systems, Inc.

provides certain power generation and distribution equipment to the DoD.

         The Company previously defined its business segments as Light Military Support Equipment, Heavy Military Support Equipment and Electronics and Automation Systems. With the Company's entry into the services area through the acquisitions of Radian on May 10, 2002 and TAMSCO on May 1, 2003, the growth of the Company's logistics support capabilities and the continuing rationalization of its operations, the Company has reorganized into the Support Systems and Support Services segments from the previous three segments. The new reporting structure reflects how the Company manages operations, reports results and allocates resources.

         Management utilizes more than one measurement and multiple views of data to measure business segment performance and to allocate resources to the segments. However, the dominant measurements are consistent with the Company's Consolidated Financial Statements and, accordingly, are reported on the same basis herein. Management evaluates the performance of its business segments and allocates resources to them primarily based on income from operations, along with cash flows and overall economic returns. The Company's export net revenues are not significant. All corporate expenses and assets have been allocated to the segments. In 2003, 2002 and 2001, approximately, 95%, 91% and 91% of consolidated net revenues were derived directly or indirectly from the U.S. Government.

         Information by segment is summarized as follows:

--------------------------------------------------------------------------
Year Ended October 31                   2003          2002          2001
--------------------------------------------------------------------------
Net Revenues:
Support Systems                     $389,301      $374,428      $365,171
Support Services                     188,322        33,742            27
Intersegment Revenues                 (4,922)         (225)
--------------------------------------------------------------------------
                                    $572,701      $407,945      $365,198
==========================================================================

Income from Continuing Operations:
Support Systems                     $ 54,053      $ 48,015      $ 36,790
Suppport Services                     18,416           577          (943)
--------------------------------------------------------------------------
                                    $ 72,469      $ 48,592      $ 35,847
--------------------------------------------------------------------------

Identifiable Assets:
Support Systems                     $224,599      $213,685      $224,631
Support Services                     194,702        65,075            20
--------------------------------------------------------------------------
                                     419,301       278,760       224,651
Discontinued operations                             11,387        15,784
--------------------------------------------------------------------------
                                    $419,301      $290,147      $240,435
--------------------------------------------------------------------------

Depreciation and Amortization:
Support Systems                     $  5,529      $  5,467      $  9,001
Support Services                       3,432         1,571
--------------------------------------------------------------------------
                                    $  8,961      $  7,038      $  9,001
--------------------------------------------------------------------------

Capital Expenditures:
Support Systems                     $  8,782      $  3,487      $  1,624
Support Services                         899            28
--------------------------------------------------------------------------
Total                               $  9,681      $  3,515      $  1,624
--------------------------------------------------------------------------
--------------------------------------------------------------------------

NOTE N  COMMITMENTS AND CONTINGENCIES
As a government contractor, the Company is continually subject to audit by various agencies of the U.S. Government to determine compliance with various procurement laws and regulations. As a result of such audits and as part of normal business operations of the Company, various claims and charges are asserted against the Company. It is not possible at this time to predict the outcome of all such actions. However, management is of the opinion that it has good defenses against such actions and believes that none of these matters will have a material effect on the consolidated financial position, results of operations or cash flows of the Company.


                                                     2003 Annual Report | 47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

In thousands, except per share amounts


Total contractual and contingent obligations as of October 31, 2003 are as follows:

-------------------------------------------------------------------------------------------------------------------------------
                                                                               Payments / Expiration
-------------------------------------------------------------------------------------------------------------------------------
Year Ended October 31                               2004          2005          2006          2007         2008         Total
-------------------------------------------------------------------------------------------------------------------------------
Contractual Obligations:
Short-term borrowings                           $ 73,100        $             $             $              $         $ 73,100
Long-term debt                                        90                                                                   90
Operating leases                                   4,004         2,639         1,957         1,333          242        10,175
Unconditional purchase obligations               167,788           860            71                                  168,719
-------------------------------------------------------------------------------------------------------------------------------
                                                 244,982         3,499         2,028         1,333          242       252,084
Contingent Obligations:
Letters of credit                                  2,757                                                                2,757
-------------------------------------------------------------------------------------------------------------------------------
Total Obligations                               $247,739        $3,499        $2,028        $1,333         $242      $254,841
===============================================================================================================================
-------------------------------------------------------------------------------------------------------------------------------

         While contingent obligations are included in the table above, the Company does not expect to fund the full amounts indicated for letters of credit.

NOTE O  STOCK SPLIT
On October 31, 2003, the Company effected a three-for-two stock split in the form of a 50% stock dividend. All per share amounts, as well as all share amounts related to the Company's stock option plans, in this report have been restated to reflect this stock split.

NOTE P  SUBSEQUENT EVENT
Effective December 5, 2003, the Company acquired all of the outstanding stock of Pivotal Power Inc. (Pivotal Power), a supplier of high-performance static power conversion equipment primarily to military customers. The purchase price was $10.7 million, consisting of $10.0 million in cash and the assumption of $0.7 million of indebtedness. The cash portion of the purchase price was financed with short-term borrowings under the Company's revolving credit facility.

48 | Engineered Support Systems, Inc.

REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholders of Engineered Support Systems, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Engineered Support Systems, Inc. and its subsidiaries at October 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note C to the Consolidated Financial Statements, on November 1, 2001 the Company changed its method of accounting for goodwill and intangible assets to conform to Statement of Financial Accounting Standards No. 142.

/S/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
St. Louis, Missouri
December 9, 2003


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

                                                     2003 Annual Report | 49

SUPPLEMENTAL INFORMATION


The table below presents unaudited quarterly financial information in thousands, except for per share amounts, for the years ended October 31, 2003 and 2002.

-----------------------------------------------------------------------------------------------------------------------------------
Quarter Ended                        January 31         April 30              July 31            October 31          Fiscal Year
-----------------------------------------------------------------------------------------------------------------------------------
                                   2003     2002      2003     2002       2003       2002      2003      2002      2003      2002
-----------------------------------------------------------------------------------------------------------------------------------
Net revenues                   $121,663  $91,286  $125,057  $91,780   $155,669   $106,599  $170,312  $118,280  $572,701  $407,945
Gross profit                     27,146   19,913    29,783   21,762     38,161     25,791    42,969    27,712   138,059    95,178
Net income from
  continuing operations           8,441    5,906     8,479    6,564     12,416      6,933    13,947     8,263    43,283    27,666
Net income                        8,578    5,524     8,636    3,276     12,416      6,678    13,778     8,055    43,408    23,533
Diluted earnings per share:
    Continuing operations         $0.33    $0.25     $0.33    $0.27      $0.48      $0.29     $0.52     $0.33     $1.68     $1.14
    Total                         $0.34    $0.23     $0.34    $0.14      $0.48      $0.27     $0.51     $0.32     $1.68     $0.97
-----------------------------------------------------------------------------------------------------------------------------------

Earnings per share calculations are based on diluted common shares outstanding for each quarter and, therefore, the sum of the quarters may not necessarily be equal to the full year diluted earnings per share amounts.

MARKET DATA
The Company's common stock trades on the NASDAQ Stock Market under the symbol EASI. As of December 31, 2003, the approximate number of common shareholders was 14,700. The following table sets forth the high and low stock prices for each quarter as provided by the NASDAQ Stock Market.

--------------------------------------------------------------------------------------
                                             2003                       2002
--------------------------------------------------------------------------------------
                                      High           Low          High           Low
--------------------------------------------------------------------------------------
QUARTER ENDED
January 31                          $26.60        $21.00        $23.78        $12.93
April 30                             27.25         20.90         22.77         15.35
July 31                              31.20         22.47         23.97         18.51
October 31                           46.13         26.80         27.49         20.00
--------------------------------------------------------------------------------------

DIVIDENDS
The company pays a semi-annual dividend. The most recently declared dividend was in the amount of $.018 per share payable January 30, 2004 to shareholders of record on December 31, 2003.

CORPORATE INFORMATION
Transfer Agent and Registrar
Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660
www.melloninvestor.com

Independent Accountants
PricewaterhouseCoopers LLP
800 Market Street
St. Louis, MO 63101

Legal Counsel
David Douglass Mattern
201 Evans Lane
St. Louis, MO 63121

Annual Meeting
March 2, 2004
Engineered Support Systems, Inc.
201 Evans Lane
St. Louis, MO 63121

Investor Information
You may contact the Company at:
Investor Relations
Engineered Support Systems, Inc.
201 Evans Lane
St. Louis, MO 63121

You may view online and request additional copies of the Company's Annual Report and Form 10-K on the Company's website at www.engineeredsupport.com.


50 | Engineered Support Systems, Inc.

DIRECTORS AND OFFICERS


DIRECTORS

[PHOTO]  MICHAEL F. SHANAHAN, SR.
         Chairman of the Board
         Engineered Support Systems, Inc.

[PHOTO]  GERALD E. DANIELS
         Vice Chairman and
         Chief Executive Officer
         Engineered Support Systems, Inc.

[PHOTO]  GERALD A. POTTHOFF
         President and
         Chief Operating Officer
         Engineered Support Systems, Inc.

[PHOTO]  GARY C. GERHARDT
         Vice Chairman and
         Chief Financial Officer
         Engineered Support Systems, Inc.

[PHOTO]  RONALD W. DAVIS
         President - Business Development
         Engineered Support Systems, Inc.

[PHOTO]  WILLIAM H. T. BUSH
         Chairman of the Board
         Bush-O'Donnell & Co., Inc.

[PHOTO]  GEN. MICHAEL P. C. CARNS
         United States Air Force, Retired

[PHOTO]  MAJ. GEN. GEORGE E. FRIEL
         United States Army, Retired

[PHOTO]  THOMAS J. GUILFOIL
         Partner
         Guilfoil, Petzall & Shoemake

[PHOTO]  S. LEE KLING Chairman
         The Kling Company

[PHOTO]  LT. GEN. KENNETH E. LEWI
         United States Army, Retired

[PHOTO]  GEN. CHARLES T. ROBERTSON, JR.
         United States Air Force, Retired
         Vice President, Business Development
         Aerospace Support
         The Boeing Company

[PHOTO]  GEN. CROSBIE E. SAINT
         United States Army, Retired


[PHOTO]  MICHAEL F. SHANAHAN, JR.

[PHOTO]  EARL W. WIMS
         Chairman
         Marketing Horizons, Inc.



OFFICERS

MICHAEL F. SHANAHAN, SR.
Chairman of the Board

GERALD E. DANIELS
Vice Chairman and
Chief Executive Officer

GERALD A. POTTHOFF
President and
Chief Operating Officer

GARY C. GERHARDT
Vice Chairman and
Chief Financial Officer

RONALD W. DAVIS
President - Business Development

NICHOLAS R. INNERBICHLER
Group President - Support Services

DANIEL A. RODRIGUES
Group President - Support Systems

LARRY K. BREWER
President - Washington D.C. Operations

KAREN A. BEDELL
Senior Vice President - Marketing
and Strategic Planning

DAN D. JURA
Senior Vice President - Sales

RONALD W. HAUSER
Vice President - Strategy, Plans
and Market Research

ALLAN K. KASTE
Vice President -
Human Resources

ROBERT L. KLAUTZER
Vice President - Management
Information Systems

DANIEL E. KREHER
Vice President - Acquisitions
and Investor Relations

STEVEN J. LANDMANN
Vice President - Finance
and Controller

DAVID D. MATTERN
Secretary and General Counsel

JOHN R. WOOTTON
Vice President - Advanced
Development and Technology

THOMAS G. CORNWELL
President - Engineered Air
Systems, Inc.

JOSEPH H. CREAGHEAD
President - Keco Industries, Inc.

RICHARD P. DACEY
President - Radian, Inc.

DAVID R. GUST
President - Technical and
Management Services
Corporation

FREDERIC D. KNIGHT
President - Universal Power
Systems, Inc.

JAMES T. MYRICK
President - Systems &
Electronics Inc.

GERALD A. NICHOLSON
President - Engineered Coil
Company d/b/a Marlo Coil

THOMAS C. SANTORO
President - Engineered Electric
Company d/b/a Fermont

CARLO M. SHIMOON
President - Pivitol Power Inc.

GERALD W. SOLOMON
President - Engineered
Environments, Inc.

FRANK A. TRICOMI
President - ESSIbuy.com, Inc.

Up to the Challenge

                                  [PHOTO]

ENGINEERED SUPPORT SYSTEMS REMAINS TOTALLY COMMITTED TO DELIVERING EXCEPTIONAL PERFORMANCE, ACHIEVING PROFITABLE GROWTH, ENHANCING SHAREHOLDER VALUE ... AND PROVIDING QUALITY PRODUCTS AND SERVICES TO SUPPORT AND SAFEGUARD AMERICA'S ARMED FORCES STATIONED AT HOME OR DEPLOYED AROUND THE GLOBE.

[ESSI LOGO]

Engineered Support Systems, Inc.
201 Evans Lane
St. Louis, MO 63121-1126

www.engineeredsupport.com

                                  APPENDIX

         The inside front cover of the Annual Report contains graphs showing Results. The information in the graphs are presented in a tabular format immediately following the graphs.