Form 10-K, Exhibit 13
period 2004-10-31
ENGINEERED SUPPORT SYSTEMS INC
filed 2005-01-14
CIK 772891

                                                 EXHIBIT 13
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CRITICAL ACCOUNTING POLICIES
REVENUE RECOGNITION: Revenues on long-term contracts, substantially all of which are directly or indirectly with the U.S. Government, are recognized under the percentage of completion method and include a proportion of the earnings that are expected to be realized on the contract in the ratio that production measures, primarily labor, incurred bear to the total estimated production measures for the contract. Earnings expectations are based upon estimates of contract values and costs at completion. Contracts in process are reviewed on a periodic basis. Adjustments to revenues and earnings are made in the current accounting period based upon revisions in contract values and estimated costs at completion. Amounts representing contract change orders, claims and other items are included in revenues, as recognized under the percentage of completion method, only when these amounts can be reliably estimated and realization is probable. Provisions for estimated losses on contracts are recorded when identified. Substantially all other revenues are recognized when title passes to the customer. Actual results could differ from the Company's estimates and assumptions.

RETIREMENT OBLIGATIONS: The determination of the Company's obligation and expense for pension and other postretirement benefits is dependent on certain assumptions developed by the Company and used by actuaries in calculating such amounts. Assumptions include, among others, the discount rate and the expected long-term rate of return on plan assets. Actual results that differ from assumptions made are accumulated and amortized over future periods and, therefore, generally affect the Company's recognized expense and recorded obligation in such future periods. Significant differences in actual experience or significant changes in assumptions may materially affect pension and other postretirement obligations.

GOODWILL AND OTHER LONG-LIVED ASSETS: Management annually reviews goodwill and other long-lived assets with indefinite useful lives for impairment or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. If the Company determines that the carrying value of the long-lived asset may not be recoverable, a permanent impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. Fair value is measured based on a discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent in the Company's current business model. The estimates of cash flows and discount rate are subject to change due to the economic environment, including such factors as interest rates, expected market returns and volatility of markets served. Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates could result in an impairment charge. Intangible assets with estimated useful lives are amortized over these lives and reviewed for impairment on a periodic basis.

The following analysis should be read in this context.

RECENT DEVELOPMENTS
Over the past three years, the Company's net revenues and net income have increased substantially as a result of both internal growth and several significant acquisitions. Effective December 5, 2003, the Company acquired all of the outstanding stock of Pivotal Power Inc. (Pivotal Power), a supplier of high performance static power conversion equipment primarily to military customers, for approximately $10.1
million, net of cash acquired.   In conjunction with the Pivotal Power
acquisition, the Company recorded $1.2 million in customer-related intangibles which are being amortized over an estimated useful life of 6 years. After allocating the purchase price to the fair value of all identifiable tangible and intangible assets, goodwill of $4.8 million was recorded. Pivotal Power is included within the Company's Support Systems business segment.

During 2003, the Company acquired two companies operating in the defense industry. Effective May 1, 2003, the Company acquired all the capital stock of Technical and Management Services Corporation (TAMSCO), a provider of information technology logistics and digitization services, and a designer and integrator of telecommunications systems primarily for the U.S. Department of Defense (DoD), for approximately $71.1 million in cash plus the payoff of primarily working capital-related indebtedness. In conjunction with the TAMSCO acquisition, the Company recorded $29.9 million in customer-related intangibles, which are being amortized over the weighted average of the related customer contracts' estimated useful lives of 15.6 years. After allocating the purchase price to the fair value of all identifiable tangible and intangible assets, goodwill of $35.8 million was recorded. TAMSCO is included in the Company's Support Services business segment. Effective September 24, 2003, the Company acquired all of the capital stock of Engineered Environments, Inc. (EEi), a designer and manufacturer of specialized environmental control units and heat transfer systems for defense and industrial markets, for approximately $15.6 million in cash plus the payoff of certain mortgages and working capital-related indebtedness. In conjunction with the EEi acquisition, the Company recorded $2.9 million in customer-related intangibles, which are being amortized over an estimated useful life of 6 years. After allocating the purchase price to the fair value of all identifiable tangible and intangible assets, goodwill of $11.6 million was recorded. EEi is included in the Company's Support Systems business segment.

During 2002, the Company also acquired two companies operating in the defense industry. Effective May 10, 2002, the Company acquired all the capital stock of Radian, Inc. (Radian), a provider of engineering services, asset protection/security systems and power generation equipment to the DoD, for approximately $42.0 million in cash and Company common stock, plus the payoff of certain working capital-related indebtedness. In conjunction with the Radian acquisition, the Company recorded $15.3 million in customer-related intangibles, which are being amortized over the weighted average of the related customer contracts' estimated useful lives of 5.4 years. After allocating the purchase price to the fair value of all identifiable tangible and intangible assets, goodwill of $31.7 million was recorded. Radian is included within the Company's Support Services business segment. Effective June 27, 2002, the Company acquired all of the capital stock of Universal Power Systems, Inc. (UPSI), a provider of uninterruptible power supply systems to the DoD, intelligence agencies and commercial customers. The final purchase price, including contingent cash consideration paid based upon UPSI's net revenue levels through October 31, 2003, totaled approximately $12.5 million. After allocating the purchase price to the fair value of all identifiable tangible and intangible assets, goodwill of $12.5 million was recorded. UPSI is included within the Company's Support Systems business segment.

RESULTS OF CONTINUING OPERATIONS
The following discussion is with regard to the Company's results of continuing operations. The discontinued operations of the Company's Engineered Specialty Plastics, Inc. (ESP) subsidiary are discussed later. The following table provides a comparative margin analysis for continuing operations for the years ended October 31, 2004, 2003 and 2002.

YEAR ENDED OCTOBER 31                  2004         2003          2002
------------------------------------------------------------------------
Net revenues                          100.0%       100.0%        100.0%
Cost of revenues                       74.8         75.9          76.7
------------------------------------------------------------------------
Gross profit                           25.2         24.1          23.3
Selling, general and
  administrative expense               11.1         11.1          11.1
Restructuring expense                                0.3           0.3
Loss on sale of assets                  0.1
------------------------------------------------------------------------
Income from operations                 14.0         12.7          11.9
Interest expense, net                   0.1          0.3           0.8
------------------------------------------------------------------------
Income before income taxes             13.9         12.4          11.1
Income tax provision                    5.3          4.8           4.3
------------------------------------------------------------------------
Net income                              8.6%         7.6%          6.8%
------------------------------------------------------------------------

BUSINESS SEGMENTS WITHIN CONTINUING OPERATIONS

The Company operates in two business segments: Support Systems and Support Services. The Support Systems segment engineers and manufactures integrated military electronics and other military support equipment primarily for the DoD, as well as related air handling and heat transfer equipment for commercial and industrial users, and material handling equipment for the U.S. Postal Service. Segment products include environmental control systems, power generation, distribution and conditioning systems, chemical and biological protection systems, petroleum and water distribution systems, load management and transport systems, airborne radar systems, reconnaissance, surveillance and target acquisition systems, avionics test equipment and other multipurpose military support equipment. The Support Services segment provides engineering, logistics and training services, advanced technology services, asset protection systems and services, telecommunication systems integration and information technology services primarily for the DoD. The Support Services segment also provides certain power generation and distribution equipment and vehicle armor installation to the DoD.

The following table sets forth net revenues and income from operations for the years ended October 31, 2004, 2003 and 2002 for each of the Company's business segments:

YEAR ENDED OCTOBER 31                    2004                          2003                          2002
--------------------------------------------------------------------------------------------------------------------
Net Revenues
Support Systems                 $514.7           58.3%        $389.3           68.0%        $374.4           91.8%
Support Services                 410.4           46.4          188.3           32.9           33.7            8.3
Intersegment Revenues            (41.5)          (4.7)          (4.9)          (0.9)          (0.2)          (0.1)
--------------------------------------------------------------------------------------------------------------------
Total                           $883.6          100.0%        $572.7          100.0%        $407.9          100.0%
--------------------------------------------------------------------------------------------------------------------

Income from Operations
Support Systems                  $93.0           75.4%        $ 54.2           74.6%         $48.0           98.8%
Support Services                  30.3           24.6           18.4           25.4            0.6            1.2
--------------------------------------------------------------------------------------------------------------------
Total                           $123.3          100.0%         $72.6           100.0%         $48.6          100.0%
--------------------------------------------------------------------------------------------------------------------

2004 COMPARED TO 2003
Consolidated net revenues increased $310.9 million, or 54.3%, in 2004 to $883.6 million from $572.7 million in 2003. $181.3 million of this increase represents an increase in net revenues contributed by TAMSCO, EEi and Pivotal Power, which were acquired May 1, September 24, and December 5, 2003, respectively. Of the $129.6 million of net revenue growth from all other operating subsidiaries, the Company's programs for Manportable Surveillance and Target Acquisition Radar (MSTAR), Field Deployable Environmental Control Units (FDECU), Deployable Power Generation and Distribution Systems (DPGDS) and vehicle uparmor kits provided the most significant revenue gains. Gross profit for 2004 increased $84.6 million, or 61.3%, to $222.7 million (25.2% of consolidated net revenues) from $138.1 million (24.1% of consolidated net revenues) in 2003. $23.1 million of this increase represents an increase in gross profit contributed by TAMSCO, EEi and Pivotal Power, which had gross profit for either a portion or none of 2003. Of the $61.5 million of gross profit growth from all other operating subsidiaries, the Company's programs for MSTAR, FDECU, DPGDS and vehicle uparmor kits provided the most significant increases. In addition, MSTAR, FDECU and DPGDS have significantly higher margins than most of the Company's programs, which contributed to a more favorable product mix and a higher overall gross margin in 2004. Selling, general and administrative expense increased $34.2 million, or 53.6%, in 2004 to $98.0 million (or 11.1% of consolidated net revenues) from $63.8 million (11.1% of consolidated net revenues) in 2003. $21.2 million of this increase was due to an increase in selling, general and administrative expenses from TAMSCO, EEi and Pivotal Power. In addition, the Company incurred a $5.0 million severance charge ($4.2 million of which represents a non-cash charge) in connection with the resignation of the Company's former Chief Executive Officer. Selling, general and administrative expense also included amortization expense related to acquired customer-related intangibles of $6.7 million and $2.8 million in 2004 and 2003, respectively. Under its facility rationalization plan, the Company incurred restructuring expense of $0.1 million and $1.8 million, respectively, in 2004 and 2003 related to the write-down of fixed assets at the affected facilities and to accrue for expected employee benefits costs. During 2004, the Company completed the sales of its Sanford, Florida and Blue Ash, Ohio facilities, which had been vacated in conjunction with facility rationalization initiatives. Primarily as a result of these disposals, the Company incurred a $1.3 million loss on sale of assets in 2004 compared to a $0.1 million gain on sale of assets in 2003. As a result of the above, operating income from continuing operations increased by $50.7 million, or 69.8%, in 2004 to $123.3 million from $72.6 million in 2003.

SUPPORT SYSTEMS: Net revenues (prior to the elimination of intersegment revenues) for the Support Systems segment increased by $125.4 million, or 32.2%, to $514.7 million in 2004 from $389.3 million in 2003. The current year increase was partially attributable to the incremental net revenues of EEi and Pivotal Power of $11.5 million and $7.9 million, respectively, during the current year. Excluding the impact of acquisitions, net revenues for the segment increased by a net of $106.0 million during 2004. Programs with the largest revenue gains during 2004 included the MSTAR, FDECU and intersegment work on the DPGDS and vehicle uparmor kits being performed for the Support Services segment. Segment net revenues were partially offset by reduced work on the 60-K Tunner Aircraft Cargo Loader (Tunner) as production work on that contract ends in mid-2005. Gross profit for the segment increased by $53.5 million, or 52.7%, to $155.0 million in 2004 (30.1% of segment net revenues) from $101.5 million (26.1% of segment net revenues) in 2003. The increase in gross profit was attributable to incremental gross profit from EEi and Pivotal Power of a combined $7.2 million coupled with higher profits on MSTAR, FDECU and intersegment work on the DPGDS and vehicle uparmor kits due to increased revenues and production levels as noted above. In addition, MSTAR, FDECU and DPDGS have significantly higher margins than most of the segment's programs, which contributed to a more favorable product mix and higher gross margins in 2004. Income from operations for the segment increased by $38.8 million, or 72.0%, in 2004 to $93.0 million from $54.2 million in 2003. The increase was the result of higher gross profit partially offset by additional selling, general and administrative expense in 2004.

SUPPORT SERVICES: Net revenues (prior to the elimination of intersegment revenues) for the Support Services segment increased by $222.1 million, or 118.9%, in 2004 to $410.4 million from $188.3 million in 2003. The significant growth in net revenues was primarily attributable to the inclusion of TAMSCO for a full year in 2004 versus just six months post-acquisition in 2003. TAMSCO reported revenues of $232.0 million in 2004 and $70.1 million in 2003. Significant revenue increases were also generated by the DPGDS program and from vehicle uparmor kits. Gross profit for the segment increased by $31.1 million, or 85.1%, in 2004 to $67.7 million (16.5% of segment net revenues) from $36.6 million (19.4% of segment net revenues) in 2003. The increase in gross profit was attributable to the higher level of net revenues in 2004 as discussed above. The decrease in gross margin for the segment was primarily the result of a significant increase in revenues from pass-through contract vehicles, such as the Rapid Response and FAST programs, which provide much lower margins. This decrease was partially offset by the DPGDS and vehicle uparmor programs which provided higher margins. Income from operations for the segment increased by $11.9 million in 2004 to $30.3 million from $18.4 million in 2003 as a result of the significant increases in net revenues and gross profit as compared to the prior year.

Net interest expense decreased by $0.8 million to $0.9 million in 2004 compared to $1.7 million in 2003 primarily as a result of lower outstanding borrowings throughout 2004. As of October 31, 2004, the Company had completely paid off borrowings against its revolving credit facility and had cash and cash equivalents of $33.2 million.

The Company's reported effective income tax rate for 2004 was 38.0% and for 2003 was 39.0% resulting in total income tax expense of $46.5 million in 2004 and $27.7 million in 2003. The reduction in the Company's effective income tax rate was primarily the result of the Company's state income tax reduction initiatives. As a result of the foregoing, net income from continuing operations increased 75.4% to $75.9 million (8.6% of consolidated net revenues) in 2004 compared to $43.3 million (7.6% of consolidated net revenues) in 2003.

DISCONTINUED OPERATIONS: During 2002, the Company formally adopted a plan to dispose of ESP, a wholly-owned subsidiary. ESP was sold to a private equity group in 2003. As a result, ESP's financial results were reclassified as a discontinued operation in the Consolidated Financial Statements for all periods presented. Income from discontinued operations totaled $0.3 million, net of income tax, in 2003 and recorded after-tax losses of $0.2 million in 2003 to reduce the carrying value of ESP's assets to their estimated net realizable values less estimated selling costs. See Note E in the Consolidated Financial Statements.

2003 COMPARED TO 2002
Consolidated net revenues increased $164.8 million, or 40.4%, in 2003 to $572.7 million from $407.9 million in 2002. The increase was primarily attributable to the inclusion of $70.6 million in net revenues of TAMSCO since its acquisition date in 2003 combined with incremental revenues of $82.9 million and $9.3 million, respectively, generated by Radian and UPSI in 2003 over their levels for a partial year during 2002. Gross profit for 2003 increased $42.9 million, or 45.1%, to $138.1 million (24.1% of consolidated net revenue) from $95.2 million (23.3% of consolidated net revenues) in 2002. The increase was primarily due to the incremental contributions from TAMSCO, Radian and UPSI in 2003 of $9.9 million, $18.7 million and $3.5 million, respectively, combined with higher profit levels on certain existing programs for the current year as discussed below. Selling, general and administrative expense increased $18.7 million or 41.4% in 2003 to $63.8 million (or 11.1% of consolidated net revenues) from $45.1 million (11.1% of consolidated net revenues) in 2002. This increase was primarily the result of the recent acquisitions of TAMSCO, Radian and UPSI which incurred incremental selling, general and administrative expense of a combined $13.5 million during 2003, including an additional $1.4 million in amortization of acquired customer-related intangibles.
Under its facility rationalization plans, the Company incurred restructuring expense of $1.8 million and $1.4 million, respectively, in 2003 and 2002 related to the write-down of fixed assets at the affected and to accrue for expected employee benefits costs. As a result of the above, operating income from continuing operations increased by $24.0 million, or 49.4%, in 2003 to $72.6 million from
48.6 million in 2002.

SUPPORT SYSTEMS: Net revenues (prior to the elimination of intersegment revenues) for the Support Systems segment increased by $14.9 million, or 4.0%, to $389.3 million in 2003 from $374.4 million in 2002. The increase was primarily attributable to the incremental net revenues of UPSI and EEi of $9.3 million and $1.5 million, respectively during the current year. Excluding the impact of acquisitions, net revenues for the segment increased by a net of $4.1 million during 2003. Higher production levels related to heightened military operations in Iraq and Afghanistan, principally for the FDECU, the Knight Precision Targeting System (Knight) and other support equipment, led to solid revenue gains on these defense programs during 2003. However, the completion of the M1000 Heavy Equipment Transport trailer (M1000) production program during mid-2003, and reduced contract work on the Tunner and High Power Offload to CASS (HPOC) program in 2003 largely offset these advances. Gross profit for the segment increased by $12.9 million, or 14.6%, to $101.5 million in 2003 (26.1% of segment net revenues) from $88.6 million (23.7% of segment net revenues) in 2002. The increase in gross profit was the result of the incremental contribution from UPSI and EEi in 2003 of a combined $3.9 million coupled with higher profits on FDECU, Knight and other support equipment programs due to increased revenues and production levels as noted above. Income from operations for the segment increased by $6.2 million, or 12.7% in 2003 to $54.2 million from $48.0 million in 2002. The increase was the result of higher gross profit partially offset by additional selling, general and administrative expense in 2003.

SUPPORT SERVICES: Net revenues (prior to the elimination of intersegment revenues) for the Support Services segment increased by $154.6 million, or 458.8%, in 2003 to $188.3 million from $33.7 million in 2002. The significant growth in net revenues was attributable to the inclusion of TAMSCO which reported $70.6 million in net revenues since its 2003 acquisition date, combined with $82.9 million in incremental net revenues reported by Radian in 2003. Radian's rapid revenue growth resulted from the inclusion of its operations for a full year in 2003 as well as a significant year-over-year increase in revenues on the Deployable Power Generation and Distribution System (DPGDS) program with the U.S. Air Force and Army. Gross profit for the segment increased by $30.0 million, or 463.1%, in 2003 to $36.6 million (19.4% of segment net revenues) from $6.5 million (19.3% of segment net revenues) in 2002. The increase in gross profit was attributable to the higher level of net revenues in 2003 as discussed above. Income from operations for the segment increased by $17.8 million in 2003 to $18.4 million from $0.6 million in 2002 as a result of the significant increases in net revenues and gross profit as compared to the prior year.

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

As a result of the foregoing, net income from continuing operations increased 56.4% to $43.3 million (7.6% of consolidated net revenues) in 2003 compared to $27.7 million (6.8% of consolidated net revenues) in 2002.

DISCONTINUED OPERATIONS: As discussed above, in conjunction with the Company's 2002 decision to divest of ESP, its financial results have been reclassified as a discontinued operation in the Consolidated Financial Statements for all periods presented. Income from discontinued operations totaled $0.3 million, net of income tax, in 2003 compared to $49,000, net of income tax, in 2002. In conjunction with the planned disposition of ESP, the Company recorded after tax losses of $0.2 million and $4.2 million, respectively, during 2003 and 2002 to reduce the carrying value of ESP's assets to their estimated net realizable values less estimated selling costs. ESP was sold to a private equity group in 2003. See Note E in the Consolidated Financial Statements.

OUTLOOK FOR 2005 AND FUTURE YEARS
Effective December 9, 2004, the Company entered into a definitive purchase agreement to acquire the membership interests of Spacelink International, LLC (Spacelink), which designs, integrates, operates and maintains deployed satellite and wireless networks for the DoD, the U.S. intelligence community and other federal agencies and multinational organizations worldwide. The pending transaction is subject to regulatory and other approvals, as well as the satisfaction of customary closing conditions. The Company expects to complete the transaction in February, 2005. The purchase price is $150.5 million, which includes $138.5 million in cash and $12.0 million in common stock. The purchase price is subject to certain adjustments to be finalized after closing, including contingent considerations based upon Spacelink's future financial performance.

Effective January 7, 2004, the Company acquired all of the outstanding stock of Prospective Computer Analysts Incorporated (PCA), which develops and manufactures electronic test and measurement equipment provided for electronic warfare and avionics systems primarily to military customers. The purchase price was $37.6 million and is subject to a final working capital adjustment. The purchase price was financed with the Company's existing cash balances.

Spacelink will be included in the Support Services segment and PCA will be included in the Support Systems segment.

The Company is forecasting approximately a 10% to 12% increase in consolidated net revenues to between $975 and $985 million for 2005, which includes the impact of the Spacelink and PCA acquisitions. Reflecting the above forecasted assumptions, the Company expects diluted earnings per share to increase to between $3.10 and $3.15 in 2005. The Company anticipates that cash flows generated from operating earnings growth will be used to pay down borrowings against the Company's revolving credit facility generated as a result of the Spacelink and PCA acquisitions.

The Company continues to believe that significant growth opportunities exist within the military support equipment, electronics and logistics support segments of the defense industry in response to (i) the current fragmentation within the industry; (ii) the DoD's emphasis on awarding contracts on the basis of "best value;" (iii) the DoD's increasing outsourcing of engineering, design and logistics services to contractors; (iv) heightened military operations around the globe; and,
(v) overall increases in defense spending by the DoD. The Company's focus for 2005 includes the continued rationalization of its existing defense operations in order to leverage its infrastructure and achieve additional operational synergies, as well as the integration of Spacelink and PCA operations. The Company continues to review potential defense acquisitions in both the Support Systems and Support Services business areas. Any such transaction must be accretive to earnings, must bring significant increases in revenues and backlog, and must provide long-term value to the Company's shareholders.

LIQUIDITY AND CAPITAL RESOURCES
Effective April 23, 2003, the Company retired all borrowings under its existing credit facility and entered into a new bank agreement which provided a $125 million unsecured, revolving credit facility. Borrowings under the new agreement, which expires April 23, 2007, are subject to interest, at the Company's option, at either the Eurodollar rate plus an applicable margin or at the prime rate plus an applicable margin. The margin applicable to the Eurodollar rate varies from 0.875% to 1.625% and the margin applicable to the prime rate varies from 0.0% to 0.25% depending upon the Company's ratio of total indebtedness to earnings before interest, taxes, depreciation and amortization (leverage ratio). As of October 31, 2004, the Company had no borrowings against the revolving credit facility, remaining availability under the facility of $121.4 million and a cash balance of $33.2 million. As previously indicated the acquisitions of Spacelink and PCA will require borrowing against the revolving credit facility.

The Company's working capital needs are generally funded through cash flow from operations and the revolving credit facility. At October 31, 2004, the Company's working capital and ratio of current assets to current liabilities (excluding its revolving credit facility) were $112.0 million and 1.85 to 1, respectively, compared with $43.8 million and 1.39 to 1 a year ago. During 2004, the Company generated operating cash flows from continuing operations of $66.6 million compared to $64.8 million in 2003. Operating cash flows for 2004 were constrained by a $30.2 million increase in working capital and net long-term operating assets, which was required as a result of the Company's growth.

During 2004, the Company expended cash totaling $19.6 million in conjunction with the acquisitions of Pivotal Power, TAMSCO, EEi and UPSI, including the payoff of certain loans and contingent consideration associated therewith. The Company financed these transactions with cash and short-term borrowings under its revolving credit facility.

Investment in property, plant and equipment totaled $8.0 million and $9.7 million, respectively, in 2004 and 2003. The Company anticipates that capital expenditures in 2005 should not exceed $20 million. Management believes that cash flow generated from operations, together with its available revolving credit facility, will provide the necessary resources to meet the capital needs of the Company for the foreseeable future.

COMMITTED AMOUNTS
Total contractual and contingent obligations as of October 31, 2004 are as follows:

                                                       PAYMENTS / EXPIRATION
YEAR ENDED OCTOBER 31                2005         2006        2007      2008       2009          TOTAL
-------------------------------------------------------------------------------------------------------
Contractual Obligations:
  Long-term debt               $      340     $    313     $   119    $   35     $  314      $   1,121
  Operating leases                  3,779        2,979       2,042       462        330          9,592
  Unconditional purchase
   obligations                    207,736          701                                         208,437
  Contributions to pension
   and other postretirement
   benefit plans                    7,889        6,997       6,757     6,650      6,461         34,754
-------------------------------------------------------------------------------------------------------

                                  219,744       10,990       8,918     7,147      7,105        253,904
Contingent Obligations:
   Letters of credit                3,617                                                        3,617
-------------------------------------------------------------------------------------------------------
Total Obligations                 223,361     $ 10,990     $ 8,918    $7,147     $7,105       $257,521
-------------------------------------------------------------------------------------------------------

While contingent obligations are included in the table above, the Company does not expect to fund the full amounts indicated for letters of credit. Lease expense totaled $5.0 million, $4.2 million and $2.5 million for the years ended October 31, 2004, 2003 and 2002, respectively.

As discussed in Note E of the Consolidated Financial Statements, the Company completed the sale of ESP, a wholly-owned subsidiary, in the quarter ended April 30, 2003 to a private equity group (the Buyers). The Buyers subsequently alleged that the Company breached certain representations made under the related Stock Purchase Agreement (the Agreement) and are seeking $6.0 million in damages from the Company. Under the terms of the Agreement, this claim is subject to binding arbitration which the Company believes will be completed by April 30, 2005. The Company has denied liability and is defending the claim vigorously. The Company also believes that this claim is without merit and that awarded damages, if any, will not have a material effect on the consolidated financial position, results of operations or cash flows of the Company.

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

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
In December 2003, the FASB issued a revision to Interpretation 46 (FIN
46R) to clarify some of the provisions of FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," and to exempt certain entities from its requirements. The adoption of FIN 46R has not had a material impact on the Company's financial statements as it does not maintain any of the interests governed by this pronouncement.

In December 2003, the FASB issued Statement of Financial Accounting Standards No. 132 (Revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits", (SFAS 132R). This statement requires more detailed disclosure information about pension plan assets, benefit obligations, cash flows, benefit costs and related information.
Companies are required to segregate plan assets by category, such as debt, equity and real estate, and to provide certain expected rates of return and other informational disclosures. SFAS 132R is effective for interim periods beginning after December 15, 2003 and was adopted by the Company in the second quarter of 2004.

In May 2004, the FASB issued FASB Staff Position No. FAS 106-2 (FSP 106-
2), "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" (the Medicare Act) which supersedes FSP 106-1 of the same title. FSP 106-2 clarifies the accounting for the benefits attributable to new government subsidies for companies that provide prescription drug benefits to retirees. FSP 106-2 is effective for interim periods beginning after June 15, 2004 and was adopted by the Company in the fourth quarter of 2004. The Company expects to be eligible for little, if any, subsidy based on the design of the retiree medical plan. Therefore, the effects of the Act will not have a material impact on the Company's estimated health care costs or participation rates.

In October 2004, Congress passed the American Jobs Creation Act of 2004 (the Jobs Creation Act). The Jobs Creation Act includes numerous provisions that may materially affect business practices and accounting for income taxes. For companies that pay U.S. income taxes on manufacturing activities in the U.S., the Jobs Creation Act provides a phased-in deduction from taxable income equal to a stipulated percentage of qualified income from domestic production activities. The Jobs Creation Act also provides for a change in the period of application for foreign tax credits, elimination of the 90-percent limitation of foreign tax credits against Alternative Minimum Tax, expanded disallowance of interest on convertible debt, and tax shelter disclosure penalties.
In December 2004, the FASB issued two FASB Staff Positions (FSP) regarding the accounting implications of the Act related to (1) the deduction for qualified domestic productions activities (FSP 109-1) and (2) the one-time tax benefit for the repatriation of foreign earnings (FSP 109-2). This guidance applies to financial statements for periods ending after the date the Act was enacted. The Jobs Creation Act and related FASB pronouncements will have a material impact on the Company's Consolidated Financial Statements.

In December 2004, the FASB issued SFAS 123 (revised 2004), "Share-Based Payment", (SFAS 132R). SFAS 123R requires companies to expense the value of employee stock options and similar awards. SFAS 123R is effective for public entities that do not file as small business issuers as of the first interim or annual reporting period that begins after June 15, 2005 and thus will be adopted by the Company for the quarter ending October 31, 2005.

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

ENGINEERED SUPPORT SYSTEMS, INC.
--------------------------------

CONSOLIDATED BALANCE SHEETS
In thousands, except per share amounts
  October 31                                                  2004              2003
-------------------------------------------------------------------------------------
  ASSETS
  CURRENT ASSETS
  Cash and cash equivalents                              $  33,153          $  2,880
  Accounts receivable, net                                 139,191            90,805
  Contracts in process and inventories, net                 61,009            50,959
  Deferred income taxes                                      6,921             5,939
  Prepaid expenses and other assets                          2,846             4,668
-------------------------------------------------------------------------------------
  Total Current Assets                                     243,120           155,251
  PROPERTY, PLANT AND EQUIPMENT
  Land                                                       4,387             5,541
  Buildings and improvements                                39,704            41,955
  Machinery and equipment                                   26,567            26,672
  Furniture and fixtures                                     5,465             4,998
-------------------------------------------------------------------------------------
                                                            76,123            79,166
  Accumulated depreciation                                 (29,177)          (28,800)
-------------------------------------------------------------------------------------
                                                            46,946            50,366
  Goodwill                                                 167,358           191,332
  Acquired customer-related intangibles                     38,314            11,049
  Deferred income taxes                                      1,876             2,145
  Other assets                                              13,520            11,303
-------------------------------------------------------------------------------------
  TOTAL ASSETS                                            $511,134          $421,446
-------------------------------------------------------------------------------------
  LIABILITIES AND SHAREHOLDERS' EQUITY
  CURRENT LIABILITIES
  Notes payable                                           $                  $73,100
  Current maturities of long-term debt                         340                90
  Accounts payable                                          71,796            48,609
  Income taxes payable                                      10,067             2,493
  Accrued employee compensation                             27,806            27,933
  Other liabilities                                         21,063            32,336
-------------------------------------------------------------------------------------
  Total Current Liabilities                                131,072           184,561
  Long-term debt                                               781
  Other liabilities                                         14,088            13,967
  Commitments and contingencies (Note N)
  SHAREHOLDERS' EQUITY
  Common stock, par value $.01 per share; 85,000 shares
    authorized; 26,642 and 25,263 shares issued                266               253
  Additional paid-in capital                               151,805           106,512
  Retained earnings                                        202,730           127,753
  Accumulated other comprehensive loss                     (17,845)          (16,142)
-------------------------------------------------------------------------------------
                                                           336,956           218,376
  Treasury stock at cost, 0 and 561 shares                                   (21,209)
-------------------------------------------------------------------------------------
  Total Shareholders' Equity                               336,956           197,167
-------------------------------------------------------------------------------------
  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY              $511,134          $421,446
-------------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.

ENGINEERED SUPPORT SYSTEMS, INC.
--------------------------------

CONSOLIDATED STATEMENTS OF INCOME
In thousands, except per share amounts
   Year Ended October 31                             2004         2003         2002
-------------------------------------------------------------------------------------
   Net revenues:
      Products                                   $596,162     $461,490     $389,324
      Services                                    287,468      111,211       18,621
-------------------------------------------------------------------------------------
                                                  883,630      572,701      407,945
-------------------------------------------------------------------------------------
   Cost of revenues:
      Products                                    408,282      340,380      297,286
      Services                                    252,658       94,262       15,481
-------------------------------------------------------------------------------------
                                                  660,940      434,642      312,767
-------------------------------------------------------------------------------------
   Gross profit                                   222,690      138,059       95,178
   Selling, general and administrative expense     98,042       63,832       45,145
   Restructuring expense                               62        1,758        1,441
   Gain (loss) on sale of assets                   (1,290)         147            7
-------------------------------------------------------------------------------------
   Operating income from continuing operations    123,296       72,616       48,599
   Interest expense                                (1,215)      (1,881)      (3,367)
   Interest income                                    353          221          128
-------------------------------------------------------------------------------------
   Income from continuing operations              122,434       70,956       45,360
   Income tax provision                            46,525       27,673       17,694
-------------------------------------------------------------------------------------
   Net income from continuing operations           75,909       43,283       27,666
   Discontinued operations:
      Income from discontinued operations,
        net of income tax                                          294           49
      Loss on disposal, net of income tax                         (169)      (4,182)
-------------------------------------------------------------------------------------
   Net income                                    $ 75,909     $ 43,408     $ 23,533
-------------------------------------------------------------------------------------
   Basic earnings per share:
      Continuing operations                      $   2.92     $   1.79     $   1.18
      Discontinued operations:
        Income                                                    0.01
        Loss on disposal                                         (0.01)       (0.17)
-------------------------------------------------------------------------------------
   Total                                         $   2.92     $   1.79     $   1.01
-------------------------------------------------------------------------------------
   Diluted earnings per share:
      Continuing operations                      $   2.72     $   1.68     $   1.14
      Discontinued operations:
        Income                                                    0.01
        Loss on disposal                                         (0.01)       (0.17)
-------------------------------------------------------------------------------------
   Total                                         $   2.72     $   1.68     $   0.97
-------------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.

ENGINEERED SUPPORT SYSTEMS, INC.
--------------------------------

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
In thousands
                                                                           Accumulated
                                                    Additional                Other
                                          Common     Paid-in    Retained  Comprehensive Treasury
                                           Stock     Capital    Earnings      Loss       Stock       Total
-------------------------------------------------------------------------------------------------------------
 Balance at October 31, 2001                $117     $85,682     $61,823    $(5,554)    $(32,676)   $109,392
 Comprehensive income:
    Net income                                                    23,533                              23,533
    Other components of
     comprehensive
     income, net of tax:
       Minimum pension
        liability adjustment                                                 (9,428)                  (9,428)
       Adjustment to fair
        value of derivatives                                                    707                      707
                                                                                                     -------
    Total comprehensive income                                                                        14,812
                                                                                                     -------
  Cash dividends                                                    (395)                               (395)
  Issuance of common stock                     1       1,354                                           1,355
  Exercise of stock options                            5,235                                 792       6,027
  Issuance of treasury stock                           3,350                                 316       3,666
  Three-for-two stock split                   52         (52)
-------------------------------------------------------------------------------------------------------------
 Balance at October 31, 2002                 170      95,569      84,961    (14,275)     (31,568)    134,857
 Comprehensive income:
    Net income                                                    43,408                              43,408
    Other components of
     comprehensive
     income, net of tax:
       Minimum pension
        liability adjustment                                                 (2,044)                  (2,044)
       Adjustment to fair
        value of derivatives                                                    177                      177
                                                                                                     -------
    Total comprehensive income                                                                        41,541
                                                                                                     -------
  Cash dividends                                                    (616)                               (616)
  Issuance of common stock                     1       1,727                                           1,728
  Exercise of stock options                            8,682                               9,705      18,387
  Purchase of treasury stock                                                                (557)       (557)
  Issuance of treasury stock                             983                                 844       1,827
  Three-for-two stock split                   82        (449)                                367
-------------------------------------------------------------------------------------------------------------
 Balance at October 31, 2003                 253     106,512     127,753    (16,142)     (21,209)    197,167
 Comprehensive income:
    Net income                                                    75,909                              75,909
    Other components of
     comprehensive
     income, net of tax:
       Minimum pension
        liability adjustment                                                 (2,293)                  (2,293)
       Currency translation
        adjustments                                                             590                      590
                                                                                                     -------
    Total comprehensive income                                                                        74,206
                                                                                                     -------
  Cash dividends                                                    (932)                               (932)
  Issuance of common stock                     1       4,135                                           4,136
  Exercise of stock options                   12      36,594                              19,920      56,526
  Issuance of treasury stock                             409                               1,289       1,698
  Stock option compensation                            4,155                                           4,155
-------------------------------------------------------------------------------------------------------------
Balance at October 31, 2004                 $266    $151,805    $202,730   $(17,845)   $       0    $336,956
-------------------------------------------------------------------------------------------------------------
See notes to consolidated financial statements.

ENGINEERED SUPPORT SYSTEMS, INC.
--------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands
   Year Ended October 31                                               2004           2003           2002
----------------------------------------------------------------------------------------------------------
   CASH FLOW FROM OPERATING ACTIVITIES:
   Net income from continuing operations                          $  75,909      $  43,283     $   27,666
   Adjustments to reconcile net income
      from continuing operations to net cash
      provided by continuing operations:
         Depreciation and amortization                               12,991          8,961          7,038
         Deferred income taxes                                        2,423          5,768         (1,082)
         Loss (gain) on sale of assets                                1,290           (147)           (10)
         Stock option compensation expense                            4,155
----------------------------------------------------------------------------------------------------------
   Cash provided by continuing operations
      before changes in operating assets and
      liabilities, excluding the effects
      of acquisitions                                                96,768         57,865         33,612
   Changes in operating assets and liabilities:
      Accounts receivable                                           (47,657)       (13,639)        (8,725)
      Contracts in process and inventories                           (7,520)         3,065         12,723
      Accounts payable                                               22,455          5,539          4,911
      Current income taxes                                            7,826          4,996          3,347
      Net changes in other assets and liabilities                    (5,303)         7,017          9,343
----------------------------------------------------------------------------------------------------------
   Net cash provided by continuing operations                        66,569         64,843         55,211
   Net cash provided by (used in) discontinued
      operations                                                                     1,612           (670)
----------------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                         66,569         66,455         54,541
----------------------------------------------------------------------------------------------------------
   CASH FLOW FROM INVESTING ACTIVITIES:
   Purchase of Pivotal Power, net of cash acquired                  (10,064)
   Purchase of TAMSCO, net of cash acquired                          (7,440)       (77,415)
   Purchase of EEI, net of cash acquired                                (99)       (16,630)
   Purchase of Radian, net of cash acquired                                                       (39,997)
   Purchase of UPSI, net of cash acquired                            (2,026)        (5,008)        (5,500)
   Additions to property, plant and equipment                        (8,034)        (9,681)        (3,515)
   Proceeds from sale of property, plant and equipment                5,674            316             11
----------------------------------------------------------------------------------------------------------
   Net cash used in continuing operations                           (21,989)      (108,418)       (49,001)
   Net cash provided by (used in) discontinued operations                            2,918            (11)
----------------------------------------------------------------------------------------------------------
   Net cash used in investing activities                            (21,989)      (105,500)       (49,012)
----------------------------------------------------------------------------------------------------------
   CASH FLOW FROM FINANCING ACTIVITIES:
   Net borrowings (payments) under line-of-credit agreement         (73,100)        60,100         12,300
   Payments of long-term debt                                          (285)       (41,910)       (21,038)
   Proceeds of long-term debt                                           382
   Exercise of stock options                                         56,526         18,387          6,027
   Purchase of treasury stock                                                         (557)
   Cash dividends                                                      (932)          (616)          (395)
   Issuance of common stock to employee
      stock purchase plan                                             3,079          1,728          1,355
----------------------------------------------------------------------------------------------------------
   Net cash provided by (used in) continuing operations             (14,330)        37,132         (1,751)
   Net cash provided by (used in) discontinued operations
----------------------------------------------------------------------------------------------------------
   Net cash provided by (used in) financing activities              (14,330)        37,132         (1,751)
----------------------------------------------------------------------------------------------------------
   Effective of exchange rate changes on cash                            23
----------------------------------------------------------------------------------------------------------
   Net increase (decrease) in cash and cash equivalents              30,273         (1,913)         3,778
   Cash and cash equivalents at beginning of year                     2,880          4,793          1,015
----------------------------------------------------------------------------------------------------------
   CASH AND CASH EQUIVALENTS AT END OF YEAR                       $  33,153      $   2,880     $    4,793
----------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

ENGINEERED SUPPORT SYSTEMS, INC.
--------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except per share amounts

NOTE A >> SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION: The Consolidated Financial Statements include the accounts of Engineered Support Systems, Inc. (Company) and its wholly-owned subsidiaries. These subsidiaries are organized within the Company's two business segments: Support Systems and the Support Services. The Support Systems segment includes the operations of Systems & Electronics Inc. (SEI), Keco Industries, Inc. (Keco), Engineered Air Systems, Inc. (Engineered Air), Engineered Coil Company, d/b/a Marlo Coil (Marlo Coil), Engineered Electric Company, d/b/a Fermont (Fermont), Universal Power Systems, Inc. (UPSI), Engineered Environments, Inc. (EEI) and Pivotal Power Inc. (Pivotal Power). The Support Services segment includes the operations of Technical and Management Services Corporation (TAMSCO), Radian, Inc. (Radian) and ESSIbuy.com, Inc. (ESSIbuy). All material intercompany accounts and transactions have been eliminated in consolidation.

INDUSTRY INFORMATION: The Company's Support Systems segment designs, engineers and manufactures integrated military electronics and other military support equipment primarily for the DoD, as well as related heat transfer and air handling equipment for domestic commercial and industrial users, and material handling equipment primarily for the U.S. Postal Service. Segment products include environmental control systems, load management and transport systems, power generation, distribution and conditioning systems, airborne radar systems, reconnaissance, surveillance and target acquisition systems, chemical and biological protection systems, petroleum and water distribution systems and other multipurpose military support equipment. The Company's Support Services segment provides engineering services, logistics and training services, advanced technology services, asset protection systems and services, telecommunication systems integration and information technology services primarily for the DoD. The Support Services segment also provides certain power generation and distribution equipment and vehicle armor installation to the DoD. Substantially, all revenues are directly or indirectly derived from contracts with the U.S. Government.


USE OF ESTIMATES: In preparing these financial statements, management makes estimates and uses assumptions that affect some of the reported amounts and disclosures. Actual results could differ from these estimates and assumptions.

CASH AND CASH EQUIVALENTS: Cash equivalents include temporary investments with original maturities of three months or less.

REVENUE RECOGNITION: Revenues on long-term contracts, substantially all of which are with the U.S. government, are recognized under the percentage of completion method and include a proportion of the earnings that are expected to be realized on the contract in the ratio that production measures, primarily labor, incurred bear to the total estimated production measures for the contract. Earnings expectations are based upon estimates of contract values and costs at completion. Contracts in process are reviewed on a periodic basis. Adjustments to revenues and earnings are made in the current accounting period based upon revisions in contract values and estimated costs at completion. Amounts representing contract change orders, claims and other items are included in revenues, as recognized under the percentage of completion method, only when these amounts can be reliably estimated and realization is probable. Provisions for estimated losses on contracts are recorded when identified. Substantially all other revenues are recognized when title passes to the customer.

STOCK-BASED COMPENSATION: The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for all stock option plans. (See Note K for a further description of these plans.) Accordingly, no compensation expense has been recognized for stock option awards. The following table illustrates the effect on net income from continuing operations and earnings per share had the Company applied the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) 123, "Accounting for Stock-Based Compensation", to stock option awards.

Year Ended October 31                                                  2004          2003            2002
---------------------                                                  ----          ----            ----
Reported net income from continuing operations                       $75,909       $43,283         $27,666
Total stock-based employee compensation
   expense determined under the fair value method
   for all stock option awards, net of income tax                      2,924         3,521          11,505
                                                                     -------       -------         -------
Pro forma net income                                                 $72,985       $39,762         $16,561
                                                                     =======       =======         =======
Earnings per share:

   Basic - as reported                                               $  2.92       $  1.79         $  1.18
                                                                     =======       =======         =======
   Basic - pro forma                                                 $  2.81       $  1.64         $  0.71
                                                                     =======       =======         =======
   Diluted - as reported                                             $  2.72       $  1.68         $  1.14
                                                                     =======       =======         =======
   Diluted - pro forma                                               $  2.62       $  1.54         $  0.68
                                                                     =======       =======         =======

The fair value of options at the grant date was estimated using the Black-Scholes model with the following weighted average assumptions for 2004, 2003 and 2002, respectively: an expected life of 1.5 years; volatility of 26%, 36%, and 51%; a dividend yield of 0.07%, 0.12% and 0.16%; and a risk-free interest rate of 3.52%, 3.25%, and 3.74%.

The weighted average fair value of options granted in 2004, 2003 and 2002 was $8.06, $7.55 and $5.11, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS: For purposes of financial reporting, the Company has determined that the fair value of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and long-term debt, approximates book value at October 31, 2004 and 2003, based on either their short-term nature or on terms currently available to the Company in financial markets.

CREDIT RISK: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, and accounts receivable. At October 31, 2004 and 2003, the Company's cash and cash equivalents were primarily invested in money market accounts at a financial institution. Management believes the credit risk is limited due to the short-term nature of these funds. Management believes the credit risk related to accounts receivable is limited due to the fact that

79% and 72% of accounts receivable at October 31, 2004 and 2003, respectively, are due from the U.S. government and its agencies. Allowances for anticipated doubtful accounts are provided based on historical experience and evaluation of specific accounts. The allowance for doubtful accounts was $90 and $211 at October 31, 2004 and 2003, respectively.

INTEREST RATE RISK: Interest rate risk is managed through a portfolio of variable- and fixed-rate debt that management deems appropriate. Furthermore, the Company will periodically convert its variable-rate debt to fixed rates via interest rate swaps. Given the Company's outstanding debt position and anticipated cash flows, management does not believe its exposure to interest rate fluctuations has had, or will have, a significant impact on the Company's operations. The Company, therefore, had no interest rate swaps as of October 31, 2004.

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

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives of 15 to 40 years for buildings and improvements, 5 to 15 years for machinery and equipment, and 3 to 10 years for furniture and fixtures. Depreciation expense totaled $5,627 in 2004, $5,387 in 2003 and $4,934 in 2002.

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

EARNINGS PER SHARE: Basic earnings per share is based on average basic common shares outstanding, after the effect of the stock split described in Note O, of 25,991 in 2004, 24,203 in 2003 and 23,373 in 2002. Diluted
earnings per share is based on average diluted common shares outstanding, after the effect of the stock split described in Note O, of 27,866 in 2004, 25,838 in 2003 and 24,314 in 2002. Average diluted common shares outstanding include common stock equivalents, which represent common stock options as computed using the treasury stock method.

TREASURY STOCK: Shares of treasury stock are valued at cost using the first-in, first-out method.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

In December 2003, the FASB issued a revision to Interpretation 46 (FIN 46R) to clarify some of the provisions of FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," and to exempt certain entities from its requirements. The adoption of FIN 46R has not had a material impact on the Company's financial statements as it does not maintain any of the interests governed by this pronouncement.

In December 2003, the FASB issued Statement of Financial Accounting Standards No. 132 (Revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits", (SFAS 132R). This statement requires more detailed disclosure information about pension plan assets, benefit obligations, cash flows, benefit costs and related information. Companies are required to segregate plan assets by category, such as debt, equity and real estate, and to provide certain expected rates of return and other informational disclosures. SFAS 132R is effective for interim periods beginning after December 15, 2003 and was adopted by the Company in the second quarter of 2004.

In May 2004, the FASB issued FASB Staff Position No. FAS 106-2 (FSP 106-2), "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" (the Medicare Act) which supersedes FSP 106-1 of the same title. FSP 106-2 clarifies the accounting for the benefits attributable to new government subsidies for companies that provide prescription drug benefits to retirees. FSP 106-2 is effective for interim periods beginning after June 15, 2004 and was adopted by the Company in the fourth quarter of 2004. The Company expects to be eligible for little, if any, subsidy based on the design of the retiree medical plan. Therefore, the effects of the Act will not have a material impact on the Company's estimated health care costs or participation rates.

In October 2004, Congress passed the American Jobs Creation Act of 2004 (the Jobs Creation Act). The Jobs Creation Act includes numerous provisions that may materially affect business practices and accounting for income taxes. For companies that pay U.S. income taxes on manufacturing activities in the U.S., the Jobs Creation Act provides a phased-in deduction from taxable income equal to a stipulated percentage of qualified income from domestic production activities. In December 2004, the FASB issued two FASB Staff Positions (FSP) regarding the accounting implications of the Act related to
(1) the deduction for qualified domestic production activities (FSP 109-1) and (2) the one-time tax benefit for the repatriation of foreign earnings (FSP 109-2). This guidance applies to financial statements for periods ending after the date the Act was enacted. The Jobs Creation Act also provides for a change in the period of application for foreign tax credits, elimination of the 90-percent limitation of foreign tax credits against Alternative Minimum Tax, expanded disallowance of interest on convertible debt, and tax shelter disclosure penalties. The Jobs Creation Act and related FASB pronouncements will have a material impact on the Company's Consolidated Financial Statements.


In December 2004, the FASB issued SFAS 123 (revised 2004), "Share-Based Payment", (SFAS 123R). SFAS 123R requires companies to expense the value of employee stock options and similar awards. SFAS 123R is effective for public entities that do not file as small business issuers as of the first interim or annual reporting period that begins after June 15, 2005 and thus will be adopted by the Company for the quarter ending October 31, 2005.

NOTE B >> ACQUISITIONS

On May 1, 2003, the Company acquired all of the outstanding common stock of TAMSCO, a provider of information technology logistics and digitization services and a designer and integrator of telecommunication systems primarily for the U.S. Department of Defense (DoD). The purchase price was approximately $71.1 million, which is net of $0.1 million of cash acquired. Approximately $1.1 million of the purchase price has not been paid subject to final collection of accounts receivable. In connection with this transaction, the Company also assumed and paid $14.9 million of TAMSCO indebtedness. The purchase of TAMSCO, net of cash acquired, totals $84.9 million in the Condensed Consolidated Statements of Cash Flows, which represents the $71.1 million purchase price plus assumed indebtedness of $14.9 million less $1.1 million of purchase price not yet paid. The initial purchase price allocation for TAMSCO was based on preliminary information, which was subject to adjustment upon obtaining complete valuation information. During the second quarter of 2004, the Company completed its valuation of the assets acquired and liabilities assumed. As a result, the Company reclassified $29.9 million from goodwill, as recorded in the preliminary allocation, to acquired customer-related intangibles and recorded a $2.2 million non-cash charge in the quarter ended April 30, 2004 to reflect the related amortization expense from acquisition date. The fair value of assets acquired, including goodwill of $35.9 million and acquired customer-related intangibles of $29.9 million, was $103.9 million and liabilities assumed totaled $32.8 million. The purchase price was financed with short-term borrowings under the Company's revolving credit facility.

The following unaudited pro forma summary presents the combined historical results of operations for the year ended October 31, 2003 as adjusted to reflect the TAMSCO purchase transaction assuming the acquisition had occurred at November 1, 2002. These pro forma results are not necessarily indicative of the combined results that would have occurred had the acquisition actually taken place on November 1, 2002, nor are they necessarily indicative of the combined results that may occur in the future.

                                        Year Ended
                                        October 31,
                                           2003
                                         --------

Net revenues                             $652,655
                                         ========

Net income from
  continuing operations                  $ 46,144
                                         ========

Basic earnings per
  share from continuing
  Operations                             $   1.91
                                         ========

Diluted earnings per
  share from continuing
  Operations                             $   1.79
                                         ========

Certain information with respect to the assets and liabilities of TAMSCO as of acquisition date is summarized as follows:

                                                              May 1, 2003
                                                              -----------
Accounts receivable                                             $ 27,837
Contracts in process and inventories                               6,832
Property, plant and equipment                                      2,906
Goodwill                                                          35,847
Acquired customer-related intangibles                             29,850
Other assets                                                         676
                                                                --------
     Total Assets                                               $103,948
                                                                ========

Notes payable                                                   $ 14,038
Current maturities of long-term debt                                 813
Accounts payable                                                  13,856
Accrued expenses and other liabilities                             4,102
                                                                --------
                                                                $ 32,809
                                                                ========

On December 5, 2003, the Company acquired all of the outstanding stock of Pivotal Power, a supplier of high-performance static power conversion equipment primarily to military customers. The purchase price was approximately $10.1 million, net of cash acquired. The initial purchase price allocation for Pivotal Power was based on preliminary information, which was subject to adjustment upon obtaining complete valuation information. During the fourth quarter of 2004, the Company completed its valuation and reclassified $1.2 million from goodwill, as recorded in the preliminary allocation, to acquired customer-related intangibles and recorded a $0.2 million non-cash charge in the quarter ended October 31, 2004 to reflect the related amortization expense from acquisition date. The fair value of assets acquired, including goodwill of $4.8 million and acquired customer-related intangibles of $1.2 million, was $11.6 million and liabilities assumed totaled $1.5 million. The purchase price was financed with short-term borrowings under the Company's revolving credit facility.

On September 24, 2003, the Company acquired all of the outstanding common stock of EEI, a designer and manufacturer of specialized environmental control units and heat transfer systems for defense and industrial markets. The purchase price was approximately $15.6 million. The purchase of EEI, net of cash acquired, totals $16.7 million in the Consolidated Statements of Cash Flows, which represents the $15.6 million purchase price plus assumed indebtedness of $1.1 million. The initial purchase price allocation for EEI was based on preliminary information, which was subject to adjustment upon obtaining complete valuation information. During the fourth quarter of 2004, the Company completed its valuation and reclassified $2.9 million from goodwill, as recorded in the preliminary allocation, to acquired customer-related intangibles and recorded a $0.5 million non-cash charge in the quarter ended October 31, 2004 to reflect the related amortization expense from acquisition date. The fair value of assets acquired, including goodwill of $11.6 million and acquired customer-related intangibles of $2.9 million, was $19.9 million and liabilities assumed totaled $4.3 million. The purchase price was financed with short-term borrowings under the Company's revolving credit facility.

On June 27, 2002, the Company acquired all of the outstanding common stock of UPSI, a provider of uninterruptible power supply systems for the DoD, intelligence agencies and commercial customers. The purchase price was approximately $5.5 million plus certain contingent cash consideration based upon UPSI's net revenue levels through two measurement dates, December 31, 2002 and October 31, 2003. Based upon UPSI's net revenue through the December 31, 2002 measurement date, $5.0 million of cash consideration was added to purchase price and paid during the year ended October 31, 2003. Based upon UPSI's net revenue through the October 31, 2003 measurement date, $2.0 million of cash consideration was added to purchase price and paid subsequent to and accrued as of October 31, 2003. The fair value of the assets acquired, including goodwill of $12.5 million, was $13.6 million and liabilities assumed totaled $1.1 million. The purchase price was financed with short-term borrowings under the Company's revolving credit facility.

On May 10, 2002, the Company acquired all of the outstanding common stock of Radian, a supplier of engineering, logistics support and systems integration services to the DoD. The purchase price was approximately $42.0 million, which included consideration of $2.0 million in the common stock of the Company. The purchase price is net of $0.4 million of cash acquired. The fair value of the assets acquired, including goodwill of $31.7 million and customer-related intangibles of $15.3 million, was $58.3 million and liabilities assumed totaled $16.3 million. The cash portion of the purchase price was financed with available cash resources and short-term borrowings under the Company's revolving credit facility.

TAMSCO and Radian are included in the Support Services segment. Pivotal Power, EEI and UPSI are included in the Support Systems segment. The operating results of each are included in consolidated operations since their respective dates of acquisition.

NOTE C >> GOODWILL AND INTANGIBLE ASSETS

The Company adopted SFAS 141, "Business Combinations," and SFAS 142, "Goodwill and Other Intangible Assets" effective November 1, 2001. The Company has identified its reporting units to be its operating subsidiaries. The carrying value of each reporting unit as of November 1, 2001 was determined by assigning assets and liabilities, including existing goodwill and acquired intangible assets, to the reporting units. Upon adoption of SFAS 142, amortization of goodwill ceased. The Company performed a transitional goodwill impairment assessment as of November 1, 2001 and goodwill impairment assessments as of October 31, 2002, 2003 and 2004. None of these assessments resulted in impairment of goodwill. The following table presents changes in the Company's goodwill for the Support Systems segment and for the Support Services segment for the three years ended October 31, 2004:

                                  Support        Support
                                  Systems        Services           Total
                                  -------         -------         --------

October 31, 2001                  $71,427         $               $ 71,427
Acquisitions                        5,406          26,611           32,017
                                  -------         -------         --------
October 31, 2002                   76,833          26,611          103,444
Acquisitions                       18,886          69,002           87,888
                                  -------         -------         --------
October 31, 2003                   95,719          95,613          191,332
Acquisitions                        6,935           1,821            8,756
Reclassification to
  acquired
  customer-related
  intangibles                      (2,880)        (29,850)         (32,730)
                                  -------         -------         --------
October 31, 2004                  $99,774         $67,584         $167,358
                                  =======         =======         ========

The following disclosure presents certain information on the Company's acquired identifiable intangible assets as of October 31, 2004, 2003 and 2002. All acquired identifiable intangible assets are being amortized over their estimated useful lives, as indicated below, with no estimated residual values.

                                    Weighted Average
                                      Amortization          Gross         Accumulated         Net
                                         Period             Amount        Amortization       Amount
                                    ----------------        -------       ------------       -------
Customer-related intangibles:
   October 31, 2004                    11.6 years           $49,263         $10,949          $38,314
   October 31, 2003                     5.4 years           $15,300         $ 4,251          $11,049
   October 31, 2002                     5.4 years           $15,300         $ 1,420          $13,880

The amortization expense related to acquired intangible assets was $6,698 for the year ended October 31, 2004 and $2,831 for the year ended October 31, 2003. Related estimated amortization expense is $5,505 annually through the year ending October 31, 2006, $5,137 for the year ending October 31, 2007, $2,550 for the year ending October 31, 2008 and $2,510 for the year ending October 31, 2009.

NOTE D >> OPERATIONAL RESTRUCTURING

During the quarter ended April 30, 2003, the Company announced a restructuring plan under which electronics assembly work performed at the Sanford, Florida facility of the Company's SEI subsidiary would be relocated to alternate SEI facilities. Statement of Financial Accounting Standards No. 146 (SFAS 146), "Accounting for Costs Associated with Exit or Disposal Activities", applies to all disposal activities initiated after December 31, 2002. SFAS 146 requires that a liability for employee termination costs associated with an exit or disposal activity be recognized when the liability is incurred. In accordance with SFAS 146, the Company recorded restructuring expense of $2.1 million in the year ended October 31, 2003 and $0.1 million in the year ended October 31, 2004, consisting of $1.3 million for severance and related benefits and $0.9 million for non-cash costs associated with the write-down of the Sanford, Florida facility to its fair market value. The Company anticipates that it will record no additional restructuring expense related to this plan. The plan involved the termination of 107 employees, all of which had been terminated as of October 31, 2004.

During the year ended October 31, 2004, the Company recorded the following costs in connection with this restructuring plan.

                                               Accrued at                                     Accrued at
                                            October 31, 2003     Expense      Utilized     October 31, 2004
                                            ----------------     -------      --------     ----------------
        Severance and related benefits           $  983           $  62       $ 1,045           $
                                                 ======           =====       =======           =======


NOTE E >> DISCONTINUED OPERATIONS

During the quarter ended April 30, 2002, the Company formally adopted a plan to dispose of Engineered Specialty Plastics, Inc. (ESP), a wholly-owned subsidiary. The Company completed the sale of ESP in the quarter ended April 30, 2003 to a private equity group. Consideration received by the Company included $4.1 million of cash, a $3.3 million two-year note from the buyers secured by the real property of ESP, and contingent consideration based upon ESP's future revenues, net of a $0.8 million working capital adjustment paid by the Company. In conjunction with the intended disposition of ESP, the Company recorded an estimated loss on disposal of discontinued operations of $4.2 million during the year ended October 31, 2002 to reduce the carrying value of ESP's net assets to their estimated fair value less estimated selling costs. The completion of the sale resulted in an additional $0.2 million loss on disposal during the year ended October 31, 2003. The Company has reported the results of operations of ESP as discontinued operations in the Consolidated Statements of Income. Certain information with respect to the discontinued operations of ESP is as follows:

Year Ended October 31                                 2003           2002
--------------------------------------------------------------------------
Net revenues                                        $9,136        $17,619
--------------------------------------------------------------------------
Income from discontinued operations,
   net of income tax                                $  294        $    49
Loss on disposal, net of income tax                   (169)        (4,182)
--------------------------------------------------------------------------
Income (loss) on discontinued operations            $  125        $(4,133)
                                                    ======        =======

NOTE F >> ACCOUNTS RECEIVABLE

Accounts receivable includes amounts due from the U.S. government and its agencies of $109,991 and $65,441 at October 31, 2004 and 2003, respectively.

NOTE G >> CONTRACTS IN PROCESS AND INVENTORIES

Contracts in process and inventories are comprised of the following:

   October 31                                         2004           2003
--------------------------------------------------------------------------
   Raw materials                                   $ 1,874        $ 2,669
   Work-in-process                                   5,246          2,332
   Finished goods                                      493            185
   Inventories substantially applicable
       to government contracts in process,
       reduced by progress payments of
       $54,629 and $55,010                          53,396         45,773
--------------------------------------------------------------------------
                                                   $61,009        $50,959
--------------------------------------------------------------------------

Contracts in process and inventories at October 31, 2004 and 2003 include estimated revenue of $82,763 and $91,568, respectively, representing accumulated contract costs and related estimated earnings on uncompleted government contracts.

NOTE H >> NOTES PAYABLE AND LONG-TERM DEBT

Effective April 23, 2003, the Company retired all borrowings under the existing credit facility and entered into a new bank agreement which provided a $125 million unsecured revolving credit facility. Borrowings under the new agreement, which expires April 23, 2007, are subject to interest, at the Company's option, at either the Eurodollar rate plus an applicable margin or at the prime rate plus an applicable margin. The margin applicable to the Eurodollar rate varies from 0.875% to 1.625% and the margin applicable to the prime rate varies from 0.0% to 0.25% depending upon the Company's ratio of total indebtedness to earnings before interest, taxes, depreciation and amortization (leverage ratio). At October 31, 2004, the Company had $121.4 million of availability under the revolving credit facility ($125.0 million total facility less $3.6 million of outstanding letters of credit), which carries an unused commitment fee of 0.2% to 0.35% depending on the Company's leverage ratio.

The credit agreement contains certain covenants, including maintaining net worth of at least $135 million plus 50% of the sum, to extent positive, of net income and other comprehensive income (loss) after January 31, 2003 plus the net proceeds of all equity offerings. The Company must also maintain a leverage ratio no greater than 2.75 to 1 through October 31, 2004 and 2.50 to 1 subsequent to that date. Pursuant to the terms of the credit agreement, the Company is subject to various other financial and operating covenants and maintenance criteria, including restrictions on the Company's ability to incur additional indebtedness, make capital expenditures, create liens, dispose of material assets and enter into merger transactions and lease agreements. At October 31, 2004, the Company was in compliance with all covenants of its credit agreement. No compensating balance is required or maintained related to the agreement.

There were no borrowings under the revolving credit facility as of October 31, 2004 and borrowings under the revolving credit facility averaged $53.4 million for the year ended October 31, 2004. Borrowings under the revolving credit facility are unsecured and are guaranteed by the Company.

Interest paid was $1,370 in 2004, 2,215 in 2003 and $3,124 in 2002.

NOTE I >> INCOME TAXES

The income tax provision is comprised of the following:

Year Ended October 31          2004                  2003                           2002
---------------------         -------      ------------------------       -----------------------
                                           Continuing                     Continuing
                                           Operations      Combined       Operations     Combined
                                           ----------      --------       ----------     --------
Current:
  Federal                     $40,338        $20,091        $20,187        $14,967        $14,117
  State                         4,153          1,798          1,798          2,017          2,017
  Foreign                        (389)
                              -------        -------        -------        -------        -------
                               44,102         21,889         21,985         16,984         16,134
                              -------        -------        -------        -------        -------
Deferred:
  Federal                       2,184          5,191          5,176            637           (974)
  State                           187            593            592             73           (108)
  Foreign                          52
                              -------        -------        -------        -------        -------
                                2,423          5,784          5,768            710         (1,082)
                              -------        -------        -------        -------        -------
                              $46,525        $27,673        $27,753        $17,694        $15,052
                              =======        =======        =======        =======        =======


The deferred income tax provision (benefit) results from the following temporary differences:

Year Ended October 31          2004                  2003                           2002
---------------------         -------      ------------------------       -----------------------
                                           Continuing                     Continuing
                                           Operations      Combined       Operations     Combined
                                           ----------      --------       ----------     --------
Uncompleted contracts         $  (146)       $  541         $  541          $  143       $   143
Depreciation                       90           289            343            (504)         (539)
Goodwill and intangible
  amortization                  2,035         3,589          3,589           1,485         1,485
Employee benefit plans            685           (57)           (57)            348           354
Loss on disposal of
  discontinued operations                                      (60)                       (1,823)

Other, net                       (241)        1,422          1,412            (762)         (702)
                              -------        ------         ------          ------       -------
                              $ 2,423        $5,784         $5,768          $  710       $(1,082)
                              =======        ======         ======          ======       =======

Deferred income tax liabilities (assets) are comprised of the following:

   Year Ended October 31                              2004           2003
--------------------------------------------------------------------------
   Depreciation                                   $  2,398       $  2,769
   Uncompleted contracts                            (1,360)        (1,212)
   Employee benefits                                (6,291)        (4,124)
   Goodwill and intangibles                         13,087         11,333
   Asset reserves                                   (1,160)        (1,633)
   Capital loss carryforward                        (2,814)        (2,814)
   Other comprehensive loss                        (11,299)       (10,321)
   Other                                            (4,475)        (4,896)
--------------------------------------------------------------------------
                                                   (11,914)       (10,898)
Valuation allowance                                  3,117          2,814
--------------------------------------------------------------------------
                                                  $ (8,797)      $ (8,084)
==========================================================================

Deferred income tax liabilities (assets) are presented on the Consolidated Balance Sheets as follows:

   Year Ended October 31                              2004           2003
--------------------------------------------------------------------------
   Current assets                                  $(6,921)       $(5,939)
   Non-current assets                               (1,876)        (2,145)
--------------------------------------------------------------------------
                                                   $(8,797)       $(8,084)
--------------------------------------------------------------------------


A reconciliation between the income tax provision and the annual amount computed by applying the statutory federal income tax rate to income before income taxes is as follows:

   Year Ended October 31                 2004         2003           2002
--------------------------------------------------------------------------
   Income tax provision at
     statutory federal rate           $42,852      $24,835        $15,876

   State income taxes and
     other, net                         3,673        2,838          1,818
--------------------------------------------------------------------------
                                      $46,525      $27,673        $17,694
--------------------------------------------------------------------------

As of 2004 and 2003, the Company had a U.S. capital loss carryover of $7,402 which will expire in 2009. As of 2004, the Company had foreign investment tax credit carryovers of $1,007 which will begin to expire in 2006. The Company provided a valuation allowance of $3,117 in 2004 and $2,814 in 2003 on the capital loss carryforward and foreign tax credit carryovers, the recovery of which is uncertain.

Income taxes paid were $12,479 in 2004, $13,923 in 2003 and $2,713 in 2002.

NOTE J >> STOCK OPTIONS

The Company has established plans whereby options may be granted to employees and directors of the Company to purchase shares of the Company's common stock. Options granted are at an option price equal to the market value on the date the option is granted. Subject to continuation of employment, all options must be exercised within five years from the date of grant and are exercisable at any time during this period. As of October 31, 2004, 3,219 shares of unissued common stock were authorized and reserved for outstanding options, which had a weighted average remaining contractual life of 3.1 years at that date. Transactions involving the stock option plans are as follows:

                                          Shares         Price per share
--------------------------------------------------------------------------
   Outstanding at October 31, 2001         1,418         $ 2.93 to $13.29
   Options granted                         3,564         $18.95 to $20.13
   Options exercised                        (480)        $ 2.93 to $13.29
--------------------------------------------------------------------------
   Outstanding at October 31, 2002         4,502         $ 3.72 to $20.13
   Options granted                           765         $23.87 to $44.19
   Options exercised                        (834)        $ 3.72 to $24.92
   Options forfeited                          (1)        $20.13
--------------------------------------------------------------------------
   Outstanding at October 31, 2003         4,432         $ 3.85 to $44.19
   Options granted                           586         $44.44 to $55.60
   Options exercised                      (1,798)        $ 3.89 to $44.19
   Options forfeited                          (1)        $20.13 to $55.25
--------------------------------------------------------------------------
   Outstanding at October 31, 2004         3,219         $ 3.85 to $55.60
--------------------------------------------------------------------------

The following table summarizes information for stock options outstanding at October 31, 2004:

                                                              Weighted          Weighted
                                                               Average           Average
                                           Options           Remaining          Exercise
  Range of Exercise Prices             Outstanding                Life             Price
-----------------------------------------------------------------------------------------
  $ 3.85  to $13.29                        443,423           1.0 years            $ 6.57
  $18.95  to $26.10                      1,700,904           2.8 years            $19.97
  $44.19  to $55.60                      1,074,350           4.4 years            $49.47

The following table provides information as of October 31, 2004 with respect to the shares of common stock that may be issued under the Company's existing equity compensation plans:

                                                                                      Number of shares
                                        Number of shares      Weighted-average     remaining available
                                            to be issued        exercise price     for future issuance
                                        upon exercise of        of outstanding            under equity
                                     outstanding options               options      compensation plans
-------------------------------------------------------------------------------------------------------
Equity compensation
  approved by shareholders                         2,982                $28.59                     869
Equity compensation plans not
  approved by shareholders                           237                $20.14
-------------------------------------------------------------------------------------------------------
Total                                              3,219                $27.97                     869
=======================================================================================================

During the quarter ended October 31, 2004, the Company recorded a charge of $4,961 million ($3,076 million on an after-tax basis) for severance and related benefit costs incurred in connection with the resignation of the Company's former Chief Executive Officer. Of this amount, $4,155 million ($2,576 million on an after-tax basis) represents a non-cash charge associated with the extension of the exercise period of vested non-qualified stock options in accordance with FASB Interpretation No. 44 (FIN44), "Accounting for Certain Transactions Involving Stock Compensation".

NOTE K >> PENSION AND OTHER POSTRETIREMENT BENEFITS

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

The components of pension and other postretirement benefit costs are presented below for 2004, 2003 and 2002:

                                            2004          2003          2002
-----------------------------------------------------------------------------
   PENSION BENEFITS
   Service cost                          $ 2,896       $ 2,859       $ 2,444

   Interest cost                           7,035         7,018         6,287
   Expected return on plan
     assets                               (7,201)       (6,994)       (7,421)
   Amortization of prior service
     cost                                    536           556           126
   Recognized actuarial
     loss (gain)                           3,344         1,526           300
   Other                                                    36
-----------------------------------------------------------------------------
   Net pension costs                     $ 6,610       $ 5,001       $ 1,736
-----------------------------------------------------------------------------
   OTHER POSTRETIREMENT BENEFITS
   Service cost                          $   236       $   273       $   199
   Interest cost                             503           713           651
   Actuarial loss (gain)                     339           343           123
=============================================================================
  Net other benefit costs                $ 1,168       $ 1,329       $   973
-----------------------------------------------------------------------------

A reconciliation of the changes in the plans' benefit obligations and fair values of assets over the two-year period ending October 31, 2004 and a statement of the funded status at October 31, 2004 and 2003 follows.

                                                           2004          2003
------------------------------------------------------------------------------
   PENSION BENEFITS
   RECONCILIATION OF BENEFIT OBLIGATION:
   Benefit obligation at beginning of year             $115,842      $ 97,987
   Service cost                                           2,896         2,859
   Interest cost                                          7,035         7,018
   Plan amendments                                                      1,525
   Actuarial loss                                         5,255        10,481
   Benefit payments                                      (4,124)       (3,989)
   Other                                                   (100)          (39)
------------------------------------------------------------------------------
   Benefit obligation at October 31                    $126,804      $115,842
------------------------------------------------------------------------------
   RECONCILIATION OF FAIR VALUE OF PLAN ASSETS:
   Fair value of plan assets at beginning of year      $ 69,272      $ 58,742
   Actual return on plan assets                           6,276         9,411
   Employer contributions                                 6,405         5,108
   Benefit payments                                      (4,124)       (3,989)
------------------------------------------------------------------------------
   Fair value of plan assets at October 31             $ 77,829      $ 69,272
------------------------------------------------------------------------------

   FUNDED STATUS:
   Funded status at October 31                         $(48,975)     $(46,570)
   Unrecognized prior service cost                        2,750         3,358
   Unrecognized actuarial loss                           44,652        41,844
------------------------------------------------------------------------------
   Accrued benefit cost                                $ (1,573)     $ (1,368)
------------------------------------------------------------------------------

   OTHER POSTRETIREMENT BENEFITS
   RECONCILIATION OF BENEFIT OBLIGATION:
   Benefit obligation at beginning of year             $ 11,384      $  9,441
   Service cost                                             236           273
   Interest cost                                            593           713
   Actuarial loss                                        (1,069)        2,557
   Benefit payments                                      (1,398)       (1,600)
------------------------------------------------------------------------------
   Benefit obligation at October 31                    $  9,746      $ 11,384
------------------------------------------------------------------------------
   RECONCILIATION OF FAIR VALUE OF PLAN ASSETS:
   Fair value of plan assets at beginning of year      $             $
   Employer contributions                                 1,398         1,600
   Benefit payments                                      (1,398)       (1,600)
------------------------------------------------------------------------------
   Fair value of plan assets at October 31             $             $
------------------------------------------------------------------------------

   FUNDED STATUS:
   Funded status at October 31                         $ (9,746)     $(11,384)
   Unrecognized actuarial loss                            3,270         4,680
------------------------------------------------------------------------------
   Accrued benefit cost                                $ (6,476)     $ (6,704)
------------------------------------------------------------------------------

The amounts recognized in the Company's Consolidated Balance Sheets as of October 31 are as follows:

                                                           2004          2003
------------------------------------------------------------------------------
   PENSION BENEFITS
   Prepaid benefit cost                                  $4,006      $  3,527
   Accrued benefit cost                                  (9,633)       (8,832)
   Intangible asset                                       2,557         3,225
   Additional minimum liability                         (28,237)      (25,751)
   Other comprehensive loss                              29,734        26,463
-------------------------------------------------------------------------------
   Net amount recognized                               $ (1,573)     $ (1,368)
-------------------------------------------------------------------------------

   OTHER POSTRETIREMENT BENEFITS
   Prepaid benefit cost                                $    573      $    516
   Accrued benefit cost                                  (7,049)       (7,220)
-------------------------------------------------------------------------------
   Net amount recognized                               $ (6,476)     $  6,704
-------------------------------------------------------------------------------

Assumptions used in accounting for the defined benefit plans in 2004, 2003 and 2002 were a discount rate of 5.75%, 6.00% and 6.75%, respectively, and an expected long-term rate of return on assets of 8.75%, 8.75% and 9.5%, respectively. A 1% increase in the discount rate would decrease net pension costs for 2004 and the accrued benefit cost at October 31, 2004 by $2.0 million and a 1% decrease in the discount rate would increase net pension benefit costs for 2004 and the accrued benefit cost at October 31, 2004 by $2.2 million. A 1% increase in the expected long-term rate of return on assets would decrease net pension costs for 2004 and the accrued benefit cost at October 31, 2004 by $0.8 million and a 1% decrease in the expected long-term rate of return on assets would increase net pension benefit costs for 2004 and the accrued benefit cost at October 31, 2004 by $0.8 million.

Assumptions used in accounting for other postretirement benefits in 2004, 2003 and 2002 were a discount rate of 5.75%, 6.00% and 6.75%, respectively, and a health care cost trend of 9.5%, 10.0% and 10.5%, respectively, decreasing 0.5% annually to an ultimate rate of 5.5%. A 1% increase in the discount rate would decrease net other benefit costs for 2004 by $100 and a 1% decrease in the discount rate would increase net other benefit costs for 2004 by $100. A 1% increase in the health care cost trend rate for each year would increase the October 31, 2004 net benefit obligation by approximately $35, while a 1% decrease in the health care cost trend rate for each year would decrease the October 31, 2004 net benefit obligation by approximately $40.

The weighted average asset allocation and the target allocation for the Company's pension benefit plans, by asset category, is as follows:

                                         Asset                     Target
                                      Allocation                 Allocation
                                     at October 31             at October 31
                                ----------------------         -------------
                                  2004            2003              2004
                                ------          ------            ------
Equity Securities                66.2%           69.0%             62.5%
Debt Securities                  30.1%           29.9%             33.0%
Real Estate                       2.7%            0.0%              2.5%
Cash                              1.0%            1.1%              2.0%
                                ------          ------            ------
Total                           100.0%          100.0%            100.0%
                                ======          ======            ======

The Company expects to contribute $6,458 to its pension benefit plans and contribute $1,531 in expected benefit payments attributable to its other postretirement benefit plans during the year ending

October 31, 2005. The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

   Year                                 Other Post
  Ending                 Pension        Retirement
October 31               Benefits        Benefits
----------               --------       ----------
2005                     $ 4,677          $1,531
2006                       5,382             939
2007                       5,759             799
2008                       6,147             792
2009                       6,558             803
2010 - 2014               39,885           4,434

The Company's pension plan assets are managed by outside investment managers and assets are rebalanced when the target ranges are exceeded. Pension plan assets consist of marketable securities including common stocks, bonds, real estate and interest-bearing deposits. The Company's investment strategy with respect to pension assets is to achieve a total rate of return (income and capital appreciation) that is sufficient to provide retirement benefits to all eligible and future retirees of the pension plans. The Company regularly monitors performance and compliance with investment guidelines.

The Company has an Employee Stock Ownership Plan (ESOP) covering all employees of Engineered Air, Marlo Coil, Keco, Fermont, ESSIbuy, UPSI, Radian, TAMSCO and EEI, and all employees of SEI with an employment starting date after December 31, 2004. The ESOP provides for a matching contribution by the Company of no less than 25% of each employee's contributions up to a maximum of 6% of the employee's earnings. The Company also makes discretionary annual contributions. All employee and employer contributions to the ESOP are 100% vested. In addition, the Company previously sponsored the TAMSCO Tax Deferred Retirement Plan and the Engineered Environments,

Inc. 401(k) Plan. The Company has recorded expense based on contributions to the ESOP, the TAMSCO plan and the EEI plan for the years ended October 31, 2004, 2003 and 2002 of $4,600, $1,989 and $1,895, respectively.

The Company also has a qualified Employee Stock Purchase Plan (ESPP), the terms of which allow for qualified employees, as defined, to participate in the purchase of the Company's common stock at a price equal to 85% of the lower of the closing price at the beginning or end of each semi-annual stock purchase period. The Company issued 86, 54 and 46 shares of common stock during the years ended October 31, 2004, 2003 and 2002 pursuant to the ESPP at an average price per share of $34.18, $30.41 and $28.90, respectively.

NOTE L >> BUSINESS SEGMENT INFORMATION

Based on its organizational structure, the Company operates in two business segments: Support Systems and Support Services. The Support Systems segment designs, engineers and manufactures integrated military electronics and other military support equipment primarily for the DoD, as well as related heat transfer and air handling equipment for domestic commercial and industrial users, and material handling equipment primarily for the U.S. Postal Service. Segment products include environmental control systems, load management and transport systems, power generation, distribution and conditioning systems, airborne radar systems, reconnaissance, surveillance and target acquisition systems, chemical and biological protection systems, petroleum and water distribution systems and other multipurpose military support equipment. The Support Services segment provides engineering services, logistics and training services, advanced technology services, asset protection systems and services, telecommunication systems integration and information technology services primarily for the DoD. The Support Services segment also provides certain power generation and distribution equipment and vehicle armor installation to the DoD.

Management utilizes more than one measurement and multiple views of data to measure business segment performance and to allocate resources to the segments. However, the dominant measurements are consistent with the Company's consolidated financial statements and, accordingly, are reported on the same basis herein. Management evaluates the performance of its business segments and allocates resources to them primarily based on income from operations, along with cash flows and overall economic returns. The Company's export net revenues are not significant. All corporate expenses and assets have been allocated to the segments. In 2004, 2003 and 2002, approximately, 94%, 95% and 91% of consolidated net revenues were derived directly or indirectly from the U.S. government.

The following table summarizes the Company's net revenues attributed to the United States and to foreign countries:

                        United         Foreign           Total
October 31              States        Countries        Revenues
----------             --------       ---------        --------

   2004                $853,286        $30,344         $883,630
   2003                 556,809         15,892          572,701
   2002                 393,581         14,364          407,945

The Company attributes foreign net revenues based on the domicile of the purchaser of the product or service.

Of the $511.1 million in total Company assets as of October 31, 2004, $15.1 million were located in countries other than the U.S.

Information by segment is summarized as follows:

Year Ended October 31                               2004              2003             2002
--------------------------------------------------------------------------------------------
   NET REVENUES:
   Support Systems:
     Products                                   $514,702          $389,301         $374,428
     Services
--------------------------------------------------------------------------------------------
                                                $514,702          $389,301         $374,428
--------------------------------------------------------------------------------------------
   Support Services:
      Products                                   122,978            77,111           15,121
      Services                                   287,468           111,211           18,621
--------------------------------------------------------------------------------------------
                                                 410,446           188,322           33,742
--------------------------------------------------------------------------------------------
   Intersegment Revenues                         (41,518)           (4,922)            (225)
--------------------------------------------------------------------------------------------
                                                $883,630          $572,701         $407,945
============================================================================================
   OPERATING INCOME FROM CONTINUING OPERATIONS:
   Support Systems                              $ 92,966          $ 54,200         $ 48,022
   Support Services                               30,330            18,416              577
--------------------------------------------------------------------------------------------
                                                 123,296            72,616           48,599
   Interest expense                               (1,215)           (1,881)          (3,367)
   Interest income                                   353               221              128
--------------------------------------------------------------------------------------------
   Income from continuing
     operations before income tax               $122,434          $ 70,956         $ 45,360
============================================================================================
   IDENTIFIABLE ASSETS:
   Support Systems                              $272,605          $224,599         $213,685
   Support Services                              238,529           194,702           65,075
--------------------------------------------------------------------------------------------
                                                 511,134           419,301          278,760
   Discontinued operations                                                           11,387
--------------------------------------------------------------------------------------------
                                                $511,134          $419,301         $290,147
--------------------------------------------------------------------------------------------
   DEPRECIATION AND AMORTIZATION:
   Support Systems                              $  6,113          $  5,529         $  5,467
   Support Services                                6,878             3,432            1,571
--------------------------------------------------------------------------------------------
                                                $ 12,991          $  8,961         $  7,038
--------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES:
   Support Systems                              $  5,763          $  8,782         $  3,487
   Support Services                                2,271               899               28
--------------------------------------------------------------------------------------------
   Total                                        $  8,034          $  9,681         $  3,515
--------------------------------------------------------------------------------------------

NOTE M >> COMMITMENTS AND CONTINGENCIES

As discussed in Note E, the Company completed the sale of ESP, a wholly-owned subsidiary, in the quarter ended April 30, 2003 to a private equity group (the Buyers). The Buyers subsequently alleged that the Company breached certain representations made under the related Stock Purchase Agreement (the Agreement) and are seeking $6.0 million in damages from the Company. Under the terms of the Agreement, this claim is subject to binding arbitration which the Company believes will be completed by April 30, 2005. The Company has denied liability and is defending the claim vigorously. The Company also believes that this claim is without merit and that awarded damages, if any, will not have a material effect on the consolidated financial position, results of operations or cash flows of the Company.

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

Total contractual and contingent obligations as of October 31, 2004 are as follows:

                                                            Payments / Expiration
                                    ----------------------------------------------------------------------
                                      2005         2006         2007         2008        2009       Total
                                    --------     -------       ------       ------      ------    --------

Contractual Obligations:
  Long-term debt                    $    340     $   313       $  119       $   35      $  314    $  1,121
  Operating leases                     3,779       2,979        2,042          462         330       9,592
  Unconditional purchase
    obligations                      207,736         701                                           208,437
  Contributions to pension
    and other postretirement
    benefit plans                      7,889       6,997        6,757        6,650       6,461      34,754
                                    --------     -------       ------       ------      ------    --------
                                     219,744      10,990        8,918        7,147       7,105     253,904

Contingent Obligations:
  Letters of credit                    3,617                                                         3,617
                                    --------     -------       ------       ------      ------    --------

Total Obligations                   $223,361     $10,990       $8,918       $7,147      $7,105    $257,521
                                    ========     =======       ======       ======      ======    ========

While contingent obligations are included in the table above, the Company does not expect to fund the full amounts indicated for letters of credit. Lease expense totaled $5.0 million, $4.2 million and $2.5 million for the years ended October 31, 2004, 2003 and 2002, respectively.

NOTE N >> SUBSEQUENT EVENT

Effective December 9, 2004, the Company entered into a definitive purchase agreement to acquire the membership interests of Spacelink International, LLC (Spacelink), which designs, integrates, operates and maintains deployed satellite and wireless networks for the DoD, the U.S. intelligence community and other federal agencies and multinational organizations worldwide. The pending transaction is subject to regulatory and other approvals, as well as the satisfaction of customary closing conditions. The Company expects to complete the transaction in February, 2005. The purchase price is $150.5 million, which includes $138.5 million in cash and $12.0 million in common stock. The purchase price is subject to certain adjustments to be finalized after closing, including contingent consideration based upon Spacelink's future financial performance.

Effective January 7, 2004, the Company acquired all of the outstanding stock of Prospective Computer Analysts Incorporated (PCA), which develops and manufactures electronic test and measurement equipment provided for electronic warfare and avionics systems primarily to military customers. The purchase price was $37.6 million and is subject to a final working capital adjustment. The purchase price was financed with the Company's existing cash balances.

Spacelink will be included in the Support Services segment and PCA will be included in the Support Systems segment.

           REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Engineered Support Systems, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Engineered Support Systems, Inc. and its subsidiaries at October 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
--------------------------------
PricewaterhouseCoopers LLP
St. Louis, Missouri
December 14, 2004

                          SUPPLEMENTAL INFORMATION

The table below presents unaudited quarterly financial information in thousands, except for per share data, for the years ended October 31, 2004 and 2003.

-----------------------------------------------------------------------------------------------------------------------------------
Quarter Ended                 January 31             April 30              July 31            October 31           Fiscal Year

-----------------------------------------------------------------------------------------------------------------------------------
                              2004      2003       2004       2003       2004      2003       2004       2003       2004       2003

-----------------------------------------------------------------------------------------------------------------------------------
Net revenues              $195,130  $121,663   $210,136   $125,057   $221,991  $155,669   $256,373   $170,312   $883,630   $572,701
Gross profit                46,271    27,146     53,425     29,783     56,816    38,161     66,178     42,969    222,690    138,059
Net income from
 continuing operations      15,743     8,441     18,323      8,479     20,506    12,416     21,337     13,947     75,909     43,283
Net income                  15,743     8,578     18,323      8,636     20,506    12,416     21,337     13,778     75,909     43,408
Diluted earnings
 per share:
  Continuing operations   $   0.57  $   0.33   $   0.66   $   0.33   $   0.73  $   0.48   $   0.76   $   0.52   $   2.72   $   1.68
  Total                   $   0.57  $   0.34   $   0.66   $   0.34   $   0.73  $   0.48   $   0.76   $   0.51   $   2.72   $   1.68


The results for the quarter ended October 31, 2004 include $1.7 million of net income resulting from revisions, adjustments and changes in estimates for certain long-term contracts, primarily at the Company's KECO subsidiary. Earnings per share calculations are based on diluted common shares outstanding for each quarter and, therefore, the sum of the quarters may not necessarily be equal to the full year diluted earnings per share amounts.