Form 10-K/A, Exhibit 13
period 2004-10-31
ENGINEERED SUPPORT SYSTEMS INC
filed 2005-02-01
CIK 772891

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

The following table sets forth net revenues and income from operations, in millions, for the years ended October 31, 2004, 2003 and 2002 for each of the Company's business segments:

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

SUPPORT SYSTEMS: Net revenues (prior to the elimination of intersegment revenues) for the Support Systems segment increased by $125.4 million, or 32.2%, to $514.7 million in 2004 from $389.3 million in 2003. The current year increase was partially attributable to the incremental net revenues of EEi and Pivotal Power of $11.5 million and $7.9 million, respectively, during the current year. Excluding the impact of acquisitions, net revenues for the segment increased by a net of $106.0 million during 2004. Programs with the largest revenue gains during 2004 included the MSTAR, FDECU and intersegment work on the DPGDS and vehicle uparmor kits being performed for the Support Services segment. Segment net revenues were partially offset by reduced work on the 60-K Tunner Aircraft Cargo Loader (Tunner) as production work on that contract ends in mid-2005. Gross profit for the segment increased by $53.5 million, or 52.7%, to $155.0 million in 2004 (30.1% of segment net revenues) from $101.5 million (26.1% of segment net revenues) in 2003. The increase in gross profit was attributable to incremental gross profit from EEi and Pivotal Power of a combined $7.2 million coupled with higher profits on MSTAR, FDECU and intersegment work on the DPGDS and vehicle uparmor kits due to increased revenues and production levels as noted above. In addition, MSTAR, FDECU and DPGDS have significantly higher margins than most of the segment's programs, which contributed to a more favorable product mix and higher gross margins in 2004. Income from operations for the segment increased by $38.8 million, or 72.0%, in 2004 to $93.0 million from $54.2 million in 2003. The increase was the result of higher gross profit partially offset by additional selling, general and administrative expense in 2004.

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

2003 COMPARED TO 2002
Consolidated net revenues increased $164.8 million, or 40.4%, in 2003 to $572.7 million from $407.9 million in 2002. The increase was primarily attributable to the inclusion of $70.6 million in net revenues of TAMSCO since its acquisition date in 2003 combined with incremental revenues of $82.9 million and $9.3 million, respectively, generated by Radian and UPSI in 2003 over their levels for a partial year during 2002. Gross profit for 2003 increased $42.9 million, or 45.1%, to $138.1 million (24.1% of consolidated net revenue) from $95.2 million (23.3% of consolidated net revenues) in 2002. The increase was primarily due to the incremental contributions from TAMSCO, Radian and UPSI in 2003 of $9.9 million, $18.7 million and $3.5 million, respectively, combined with higher profit levels on certain existing programs for the current year as discussed below. Selling, general and administrative expense increased $18.7 million, or 41.4%, in 2003 to $63.8 million (or 11.1% of consolidated net revenues) from $45.1 million (11.1% of consolidated net revenues) in 2002. This increase was primarily the result of the recent acquisitions of TAMSCO, Radian and UPSI which incurred incremental selling, general and administrative expense of a combined $13.5 million during 2003, including an additional $1.4 million in amortization of acquired customer-related intangibles. Under its facility rationalization plans, the Company incurred restructuring expense of $1.8 million and $1.4 million, respectively, in 2003 and 2002 related to the write-down of fixed assets at the affected facilities and to accrue for expected employee benefits costs. As a result of the above, operating income from continuing operations increased by $24.0 million, or 49.4%, in 2003 to $72.6 million from $48.6 million in 2002.

SUPPORT SYSTEMS: Net revenues (prior to the elimination of intersegment revenues) for the Support Systems segment increased by $14.9 million, or 4.0%, to $389.3 million in 2003 from $374.4 million in 2002. The increase was primarily attributable to the incremental net revenues of UPSI and EEi of $9.3 million and $1.5 million, respectively, during the current year. Excluding the impact of acquisitions, net revenues for the segment increased by a net of $4.1 million during 2003. Higher production levels related to heightened military operations in Iraq and Afghanistan, principally for the FDECU, the Knight Precision Targeting System (Knight) and other support equipment, led to solid revenue gains on these defense programs during 2003. However, the completion of the M1000 Heavy Equipment Transport trailer (M1000) production program during mid-2003, and reduced contract work on the Tunner and High Power Offload to CASS (HPOC) program in 2003 largely offset these advances. Gross profit for the segment increased by $12.9 million, or 14.6%, to $101.5 million in 2003 (26.1% of segment net revenues) from $88.6 million (23.7% of segment net revenues) in 2002. The increase in gross profit was the result of the incremental contribution from UPSI and EEi in 2003 of a combined $3.9 million coupled with higher profits on FDECU, Knight and other support equipment programs due to increased revenues and production levels as noted above. Income from operations for the segment increased by $6.2 million, or 12.7%, in 2003 to $54.2 million from $48.0 million in 2002. The increase was the result of higher gross profit partially offset by additional selling, general and administrative expense in 2003.

SUPPORT SERVICES: Net revenues (prior to the elimination of intersegment revenues) for the Support Services segment increased by $154.6 million, or 458.8%, in 2003 to $188.3 million from $33.7 million in 2002. The significant growth in net revenues was attributable to the inclusion of TAMSCO which reported $70.6 million in net revenues since its 2003 acquisition date, combined with $82.9 million in incremental net revenues reported by Radian in 2003. Radian's rapid revenue growth resulted from the inclusion of its operations for a full year in 2003 as well as a significant year-over-year increase in revenues on the DPGDS program with the U.S. Air Force and Army. Gross profit for the segment increased by $30.0 million, or 463.1%, in 2003 to $36.6 million (19.4% of segment net revenues) from $6.5 million (19.3% of segment net revenues) in 2002. The increase in gross profit was attributable to the higher level of net revenues in 2003 as discussed above. Income from operations for the segment increased by $17.8 million in 2003 to $18.4 million from $0.6 million in 2002 as a result of the significant increases in net revenues and gross profit as compared to the prior year.

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

Effective January 7, 2005, the Company acquired all of the outstanding stock of Prospective Computer Analysts Incorporated (PCA), which develops and manufactures electronic test and measurement equipment provided for electronic warfare and avionics systems primarily to military customers. The purchase price was $37.6 million and is subject to a final working capital adjustment. The purchase price was financed with the Company's existing cash balances.

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

LIQUIDITY AND CAPITAL RESOURCES
Effective April 23, 2003, the Company retired all borrowings under its existing credit facility and entered into a new bank agreement which provided a $125 million unsecured, revolving credit facility.
Borrowings under the new agreement, which expires April 23, 2007, are subject to interest, at the Company's option, at either the Eurodollar rate plus an applicable margin or at the prime rate plus an applicable margin. The margin applicable to the Eurodollar rate varies from 0.875% to 1.625% and the margin applicable to the prime rate varies from 0.0% to 0.25% depending upon the Company's ratio of total indebtedness to earnings before interest, taxes, depreciation and amortization
(leverage ratio). As of October 31, 2004, the Company had no borrowings against the revolving credit facility, remaining availability under the facility of $121.4 million and a cash balance of $33.2 million. As previously indicated, the acquisitions of Spacelink and PCA will require borrowing against the revolving credit facility.

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

COMMITTED AMOUNTS
Total contractual and contingent obligations, in thousands, as of October 31, 2004 are as follows:

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

FORWARD-LOOKING STATEMENTS
In addition to historical information, this Annual Report includes certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. The forward-looking statements involve certain risks and uncertainties, including but not limited to 2005 forecasted results, acquisitions, additional financing requirements, the decision of any of the Company's key customers (including the U.S. Government) to reduce or terminate orders with the Company, cutbacks in defense spending by the U.S. Government and increased competition in the Company's markets, which could cause the Company's actual results to differ materially from those projected in, or inferred by, the forward-looking statements.

ENGINEERED SUPPORT SYSTEMS, INC.
--------------------------------

CONSOLIDATED BALANCE SHEETS
In thousands, except per share amounts
  October 31                                                  2004              2003
-------------------------------------------------------------------------------------
  ASSETS
  CURRENT ASSETS
  Cash and cash equivalents                              $  33,153          $  2,880
  Accounts receivable, net                                 139,191            90,805
  Contracts in process and inventories, net                 61,009            50,959
  Deferred income taxes                                      6,921             5,939
  Prepaid expenses and other assets                          2,846             4,668
-------------------------------------------------------------------------------------
  Total Current Assets                                     243,120           155,251
  PROPERTY, PLANT AND EQUIPMENT
  Land                                                       4,387             5,541
  Buildings and improvements                                39,704            41,955
  Machinery and equipment                                   26,567            26,672
  Furniture and fixtures                                     5,465             4,998
-------------------------------------------------------------------------------------
                                                            76,123            79,166
  Accumulated depreciation                                 (29,177)          (28,800)
-------------------------------------------------------------------------------------
                                                            46,946            50,366
  Goodwill                                                 167,358           191,332
  Acquired customer-related intangibles                     38,314            11,049
  Deferred income taxes                                      1,876             2,145
  Other assets                                              13,520            11,303
-------------------------------------------------------------------------------------
  TOTAL ASSETS                                            $511,134          $421,446
-------------------------------------------------------------------------------------
  LIABILITIES AND SHAREHOLDERS' EQUITY
  CURRENT LIABILITIES
  Notes payable                                           $                  $73,100
  Current maturities of long-term debt                         340                90
  Accounts payable                                          71,796            48,609
  Income taxes payable                                      10,067             2,493
  Accrued employee compensation                             27,806            27,933
  Other liabilities                                         21,063            32,336
-------------------------------------------------------------------------------------
  Total Current Liabilities                                131,072           184,561
  Long-term debt                                               781
  Additional minimum pension liability                      28,237            25,751
  Other liabilities                                         14,088            13,967
  Commitments and contingencies (Note M)
  SHAREHOLDERS' EQUITY
  Common stock, par value $.01 per share; 85,000 shares
    authorized; 26,642 and 25,263 shares issued                266               253
  Additional paid-in capital                               151,805           106,512
  Retained earnings                                        202,730           127,753
  Accumulated other comprehensive loss                     (17,845)          (16,142)
-------------------------------------------------------------------------------------
                                                           336,956           218,376
  Treasury stock at cost, 0 and 561 shares                                   (21,209)
-------------------------------------------------------------------------------------
  Total Shareholders' Equity                               336,956           197,167
-------------------------------------------------------------------------------------
  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY              $511,134          $421,446
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

EARNINGS PER SHARE: Basic earnings per share is based on average basic common shares outstanding of 25,991 in 2004, 24,203 in 2003 and 23,373 in 2002. Diluted earnings per share is based on average diluted common shares outstanding of 27,866 in 2004, 25,838 in 2003 and 24,314 in 2002. Average
diluted common shares outstanding include common stock equivalents, which represent common stock options as computed using the treasury stock method.

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

NOTE B >> ACQUISITIONS

On May 1, 2003, the Company acquired all of the outstanding common stock of TAMSCO, a provider of information technology logistics and digitization services and a designer and integrator of telecommunication systems primarily for the U.S. Department of Defense (DoD). The purchase price was approximately $71.1 million, which is net of $0.1 million of cash acquired. Approximately $1.1 million of the purchase price has not been paid subject to final collection of accounts receivable. In connection with this transaction, the Company also assumed and paid $14.9 million of TAMSCO indebtedness. The purchase of TAMSCO, net of cash acquired, totals $84.9 million in the Consolidated Statements of Cash Flows, which represents the $71.1 million purchase price plus assumed indebtedness of $14.9 million less $1.1 million of purchase price not yet paid. The initial purchase price allocation for TAMSCO was based on preliminary information, which was subject to adjustment upon obtaining complete valuation information. During the second quarter of 2004, the Company completed its valuation of the assets acquired and liabilities assumed. As a result, the Company reclassified $29.9 million from goodwill, as recorded in the preliminary allocation, to acquired customer-related intangibles and recorded a $2.2 million non-cash charge in the quarter ended April 30, 2004 to reflect the related amortization expense from acquisition date. The fair value of assets acquired, including goodwill of $35.9 million and acquired customer-related intangibles of $29.9 million, was $103.9 million and liabilities assumed totaled $32.8 million. The purchase price was financed with short-term borrowings under the Company's revolving credit facility.

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

Interest paid was $1,370 in 2004, $2,215 in 2003 and $3,124 in 2002.

NOTE I >> INCOME TAXES

The income tax provision is comprised of the following:

Year Ended October 31          2004                  2003                           2002
---------------------         -------      ------------------------       -----------------------
                                           Continuing                     Continuing
                                           Operations      Combined       Operations     Combined
                                           ----------      --------       ----------     --------
Current:
  Federal                     $40,338        $20,091        $20,187        $14,967        $14,117
  State                         4,153          1,798          1,798          2,017          2,017
  Foreign                        (389)
                              -------        -------        -------        -------        -------
                               44,102         21,889         21,985         16,984         16,134
                              -------        -------        -------        -------        -------
Deferred:
  Federal                       2,184          5,191          5,176            637           (974)
  State                           187            593            592             73           (108)
  Foreign                          52
                              -------        -------        -------        -------        -------
                                2,423          5,784          5,768            710         (1,082)
                              -------        -------        -------        -------        -------
                              $46,525        $27,673        $27,753        $17,694        $15,052
                              =======        =======        =======        =======        =======


The deferred income tax provision (benefit) results from the following temporary differences:

Year Ended October 31          2004                  2003                           2002
---------------------         -------      ------------------------       -----------------------
                                           Continuing                     Continuing
                                           Operations      Combined       Operations     Combined
                                           ----------      --------       ----------     --------
Uncompleted contracts         $  (146)       $  541         $  541          $  143       $   143
Depreciation                       90           289            343            (504)         (539)
Goodwill and intangible
  amortization                  2,035         3,589          3,589           1,485         1,485
Employee benefit plans            685           (57)           (57)            348           354
Loss on disposal of
  discontinued operations                                      (60)                       (1,823)

Other, net                       (241)        1,422          1,412            (762)         (702)
                              -------        ------         ------          ------       -------
                              $ 2,423        $5,784         $5,768          $  710       $(1,082)
                              =======        ======         ======          ======       =======

Deferred income tax liabilities (assets) are comprised of the following:

   Year Ended October 31                              2004           2003
--------------------------------------------------------------------------
   Depreciation                                   $  2,398       $  2,769
   Uncompleted contracts                            (1,360)        (1,212)
   Employee benefits                                (6,291)        (4,124)
   Goodwill and intangibles                         13,087         11,333
   Asset reserves                                   (1,160)        (1,633)
   Capital loss carryforward                        (2,814)        (2,814)
   Other comprehensive loss                        (11,299)       (10,321)
   Other, net                                       (4,475)        (4,896)
--------------------------------------------------------------------------
                                                   (11,914)       (10,898)
Valuation allowance                                  3,117          2,814
--------------------------------------------------------------------------
                                                  $ (8,797)      $ (8,084)
==========================================================================

Deferred income tax liabilities (assets) are presented on the Consolidated Balance Sheets as follows:

   Year Ended October 31                              2004           2003
--------------------------------------------------------------------------
   Current assets                                  $(6,921)       $(5,939)
   Non-current assets                               (1,876)        (2,145)
--------------------------------------------------------------------------
                                                   $(8,797)       $(8,084)
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
--------------------------------------------------------------------------

The following table summarizes information for stock options outstanding at October 31, 2004:

                                                              Weighted          Weighted
                                                               Average           Average
                                           Options           Remaining          Exercise
  Range of Exercise Prices             Outstanding                Life             Price
-----------------------------------------------------------------------------------------
  $ 3.85  to $13.29                          444             1.0 years            $ 6.57
  $18.95  to $26.10                        1,701             2.8 years            $19.97
  $44.19  to $55.60                        1,074             4.4 years            $49.47

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
=======================================================================================================

During the quarter ended October 31, 2004, the Company recorded a charge of $5.0 million ($3.1 million on an after-tax basis) for severance and related benefit costs incurred in connection with the resignation of the Company's former Chief Executive Officer. Of this amount, $4.2 million ($2.6 million on an after-tax basis) represents a non-cash charge associated with the extension of the exercise period of vested non-qualified stock options in accordance with FASB Interpretation No. 44 (FIN44), "Accounting for Certain Transactions Involving Stock Compensation".

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

The components of pension and other postretirement benefit costs are presented below for 2004, 2003 and 2002:

                                            2004          2003          2002
-----------------------------------------------------------------------------
   PENSION BENEFITS
   Service cost                          $ 2,896       $ 2,859       $ 2,444

   Interest cost                           7,035         7,018         6,287
   Expected return on plan
     assets                               (7,201)       (6,994)       (7,421)
   Amortization of prior service
     cost                                    536           556           126
   Recognized actuarial
     loss (gain)                           3,344         1,526           300
   Other                                                    36
-----------------------------------------------------------------------------
   Net pension costs                     $ 6,610       $ 5,001       $ 1,736
-----------------------------------------------------------------------------
   OTHER POSTRETIREMENT BENEFITS
   Service cost                          $   236       $   273       $   199
   Interest cost                             593           713           651
   Actuarial loss (gain)                     339           343           123
=============================================================================
  Net other benefit costs                $ 1,168       $ 1,329       $   973
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

The following table summarizes the Company's net revenues attributed to the United States and to foreign countries:

                        United         Foreign           Total
October 31              States        Countries        Revenues
----------             --------       ---------        --------

   2004                $853,286        $30,344         $883,630
   2003                 556,809         15,892          572,701
   2002                 393,581         14,364          407,945

The Company attributes foreign net revenues based on the domicile of the purchaser of the product or service.

Of the $511.1 million in total Company assets as of October 31, 2004, $15.1 million were located in countries other than the U.S.

Information by segment is summarized as follows:

Year Ended October 31                               2004              2003             2002
--------------------------------------------------------------------------------------------
   NET REVENUES:
   Support Systems:
     Products                                   $514,702          $389,301         $374,428
     Services
--------------------------------------------------------------------------------------------
                                                 514,702           389,301          374,428
--------------------------------------------------------------------------------------------
   Support Services:
      Products                                   122,978            77,111           15,121
      Services                                   287,468           111,211           18,621
--------------------------------------------------------------------------------------------
                                                 410,446           188,322           33,742
--------------------------------------------------------------------------------------------
   Intersegment Revenues                         (41,518)           (4,922)            (225)
--------------------------------------------------------------------------------------------
                                                $883,630          $572,701         $407,945
============================================================================================
   OPERATING INCOME FROM CONTINUING OPERATIONS:
   Support Systems                              $ 92,966          $ 54,200         $ 48,022
   Support Services                               30,330            18,416              577
--------------------------------------------------------------------------------------------
                                                 123,296            72,616           48,599
   Interest expense                               (1,215)           (1,881)          (3,367)
   Interest income                                   353               221              128
--------------------------------------------------------------------------------------------
   Income from continuing
     operations before income tax               $122,434          $ 70,956         $ 45,360
============================================================================================
   IDENTIFIABLE ASSETS:
   Support Systems                              $272,605          $224,599         $213,685
   Support Services                              238,529           194,702           65,075
--------------------------------------------------------------------------------------------
                                                 511,134           419,301          278,760
   Discontinued operations                                                           11,387
--------------------------------------------------------------------------------------------
                                                $511,134          $419,301         $290,147
--------------------------------------------------------------------------------------------
   DEPRECIATION AND AMORTIZATION:
   Support Systems                              $  6,113          $  5,529         $  5,467
   Support Services                                6,878             3,432            1,571
--------------------------------------------------------------------------------------------
                                                $ 12,991          $  8,961         $  7,038
--------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES:
   Support Systems                              $  5,763          $  8,782         $  3,487
   Support Services                                2,271               899               28
--------------------------------------------------------------------------------------------
   Total                                        $  8,034          $  9,681         $  3,515
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